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INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-162116

PROXY STATEMENT FOR SPECIAL MEETING OF
STOCKHOLDERS AND WARRANTHOLDERS OF
PROSPECT ACQUISITION CORP. AND
PROSPECTUS FOR UP TO 26,000,000 SHARES
OF COMMON STOCK

Dear Stockholders and Warrantholders of Prospect Acquisition Corp.:

        You are cordially invited to attend the special meeting of warrantholders of Prospect Acquisition Corp. scheduled to be held on November 13, 2009 at 8:30 a.m., Eastern time, at 9130 Galleria Court, Suite 318, Naples, FL 34109 and the special meeting of stockholders scheduled to be held at 9 a.m., Eastern time, at 9130 Galleria Court, Suite 318, Naples, FL 34109.

        Prospect stockholders will be asked to approve certain proposals in connection with the merger and the merger agreement, dated as of September 8, 2009, as amended, whereby KW Merger Sub Corp., Prospect's wholly-owned subsidiary will merge with and into and Kennedy-Wilson, Inc., with Kennedy-Wilson continuing as the surviving corporation and a direct wholly-owned subsidiary of Prospect.

        Prospect warrantholders will be asked to approve an amendment to the warrant agreement that governs all the Prospect warrants.

        Each of the proposals to be voted on at the special meeting of warrantholders and special meeting of stockholders are more fully described in the accompanying proxy statement/prospectus.

        Prospect's units, common stock and public warrants are currently quoted on NYSE AMEX LLC under the symbols "PAX.U", "PAX", and PAX.WS", respectively. Prospect intends to apply for re-listing on NYSE AMEX LLC upon the consummation of the merger. If Prospect's securities are re-listed on NYSE AMEX LLC, the symbols may change to symbols that are reasonably representative of the post-merger company's corporate name.

        This proxy statement/prospectus provides you with detailed information about the merger and other matters to be considered by the Prospect stockholders and warrantholders. Prospect encourages you to carefully read the entire document and the documents incorporated by reference. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER "RISK FACTORS" BEGINNING ON PAGE 46.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

        This proxy statement/prospectus is dated October 28, 2009, and is first being mailed to Prospect stockholders and Prospect warrantholders on or about October 30, 2009.

PROSPECT ACQUISITION CORP.
9130 GALLERIA COURT, SUITE 318
NAPLES, FLORIDA 34109

NOTICE OF SPECIAL MEETING OF WARRANTHOLDERS
OF PROSPECT ACQUISITION CORP.
TO BE HELD ON NOVEMBER 13, 2009.

To the Warrantholders of Prospect Acquisition Corp.:

        NOTICE IS HEREBY GIVEN that the special meeting of warrantholders of Prospect Acquisition Corp., a Delaware corporation ("Prospect"), will be held at 8:30 a.m., Eastern time, on November 13, 2009, at 9130 Galleria Court, Suite 318, Naples, FL 34109. You are cordially invited to attend the meeting, which will be held to approve an amendment to the warrant agreement that governs all of the warrants of Prospect, each of which is exercisable for one share of common stock of Prospect in connection with the consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of September 8, 2009, by and among Prospect, KW Merger Sub Corp., Prospect's wholly-owned subsidiary formed for the purpose of consummating the merger ("Merger Sub") and Kennedy-Wilson, Inc. ("Kennedy-Wilson"), as amended, which among other things provides for the merger of Merger Sub with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Prospect referred to as the "merger."

        The warrant amendment would:

  •
  allow each Prospect warrantholder to elect, for each outstanding Prospect warrant that was issued in Prospect's initial public offering, referred to as the "public warrants," either to receive upon the closing of the merger $0.55 in cash, referred to as the "cash amount," or to continue to hold his, her or its public warrant which will be amended to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described in this proxy statement/prospectus; and

  •
  amend the terms of the warrants purchased by each of Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities associated with Patrick J. Landers, a director and President of Prospect, and CMS Platinum Fund, L.P. (formerly Capital Management Systems Inc.), an entity affiliated with William Landman, one of Prospect's directors, in connection with Prospect's initial public offering, to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described in this proxy statement/prospectus.

        We sometimes refer to the proposal to amend the warrants as the "warrant amendment proposal." If the merger is consummated, any holder of public warrants who votes against the approval of the warrant amendment proposal or who makes no election will receive the cash amount in exchange for each of its public warrants.

        These items of business are described in the enclosed proxy statement/prospectus, which you are encouraged to read in its entirety before voting. Only holders of record of Prospect warrants at the close of business on October 26, 2009 are entitled to notice of the special meeting of Prospect warrantholders and to vote and have their votes counted at the special meeting of Prospect warrantholders and any adjournments or postponements thereof.

        Prospect's board of directors has determined that the warrant amendment proposal is fair to and in the best interests of Prospect and its warrantholders and unanimously recommends that you vote or give instruction to vote "FOR" the warrant amendment proposal.

        All Prospect warrantholders are cordially invited to attend the special meeting of Prospect warrantholders in person. Your vote is very important. To ensure your representation at the special meeting of Prospect warrantholders, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a warrantholder of record of Prospect warrants, you may also cast your vote in person at the special meeting of Prospect warrantholders. If your warrants are held in an account at a brokerage firm or bank, you must instruct your broker, bank or nominee on how to vote your warrants or, if you wish to attend the special meeting of Prospect warrantholders and vote in person, obtain a proxy from your broker, bank or nominee. If you do not vote or do not instruct your broker, bank or nominee how to vote, it will have the same effect as voting "AGAINST" the warrant amendment proposal.

        A complete list of Prospect warrantholders of record entitled to vote at the special meeting of Prospect warrantholders will be available for ten days before the special meeting of Prospect warrantholders at 9130 Galleria Court, Suite 300, Naples, Florida 34109 for inspection by warrantholders during ordinary business hours for any purpose germane to the special meeting of Prospect warrantholders.

        Your vote is important to us regardless of the number of warrants you own. Whether or not you plan to attend the special meeting of Prospect warrantholders, please read the enclosed proxy statement/prospectus carefully, and sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your warrants are held in "street name" or are in a margin or similar account, your broker, bank or nominee may provide you with voting instructions (including any instructions for voting by telephone or Internet). Prospect has confirmed that approximately 99% of street name holders will have access to telephone and Internet voting and that such access will continue until 11:59 p.m. Eastern time on the day before the special meeting, after which time you must contact your bank, broker or nominee to vote or change your vote. You should contact your broker, bank or nominee in advance to ensure that votes related to the warrants you beneficially own are properly counted.

        Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

David A. Minella Chairman and Chief Executive Officer

October 28, 2009

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR WARRANTS WILL BE VOTED IN FAVOR OF THE PROPOSAL.

WE STRONGLY SUGGEST THAT YOU UTILIZE INTERNET OR TELEPHONE VOTING PROCEDURES IF THEY ARE AVAILABLE TO YOU. IF YOU CHOOSE TO RETURN YOUR PROXY CARD BY MAIL, IT IS POSSIBLE IT WILL NOT BE RECEIVED BY THE DEADLINE ON THE DAY BEFORE THE SPECIAL MEETING OF PROSPECT WARRANTHOLDERS.

PROSPECT ACQUISITION CORP.
9130 GALLERIA COURT, SUITE 318
NAPLES, FLORIDA 34109

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF PROSPECT ACQUISITION CORP.
TO BE HELD ON NOVEMBER 13, 2009.

To the Stockholders of Prospect Acquisition Corp.:

        NOTICE IS HEREBY GIVEN that the special meeting of stockholders of Prospect Acquisition Corp., a Delaware corporation ("Prospect"), will be held at 9:00 a.m. Eastern time, on November 13, 2009 at 9130 Galleria Court, Suite 318, Naples, FL 34109. You are cordially invited to attend the meeting, which will be held for the following purposes:

  (1)
  to consider and vote upon a proposal to approve the merger and the Agreement and Plan of Merger, dated as of September 8, 2009, by and among Prospect, KW Merger Sub Corp., Prospect's wholly-owned subsidiary formed for the purpose of consummating the merger ("Merger Sub"), and Kennedy-Wilson, Inc. ("Kennedy-Wilson"), as amended, which, among other things, provides for the merger of Merger Sub with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Prospect or the "merger"—we refer to this proposal as the "merger proposal;"

  (2)
  to consider and vote upon a proposal to amend and restate Prospect's amended and restated certificate of incorporation to change Prospect's corporate name to "Kennedy-Wilson Holdings, Inc."—we refer to this proposal as the "charter amendment—name change proposal;"

  (3)
  to consider and vote upon a proposal to amend and restate Prospect's amended and restated certificate of incorporation to increase the number of authorized shares of Prospect capital stock from 73,000,000 to 81,000,000—we refer to this proposal as the "charter amendment—share increase proposal;"

  (4)
  to consider and vote upon a proposal to amend and restate Prospect's amended and restated certificate of incorporation to provide for Prospect's perpetual existence—we refer to this proposal as the "charter amendment—existence proposal;"

  (5)
  to consider and vote upon a proposal to amend and restate Prospect's amended and restated certificate of incorporation to delete and replace Article Sixth of Prospect's current amended and restated certificate of incorporation and renumber accordingly and make certain other changes in tense and numbers that Prospect's board of directors believes are immaterial—we refer to this proposal as the "charter amendment—revisions proposal," which, along with, the "charter amendment—name change proposal," the "charter amendment—share increase proposal," and the "charter amendment—existence proposal" are referred to as the "charter amendment proposals;"

  (6)
  to consider and vote upon a proposal to approve the Kennedy-Wilson Holdings, Inc. 2009 Equity Participation Plan (the "2009 Plan"), which is an equity-based incentive plan for directors, officers, employees and certain consultants, pursuant to which Prospect will reserve up to 2,475,000 shares of Prospect common stock for issuance under the 2009 Plan—we refer to this proposal as the "equity participation plan proposal;" and

  (7)
  to consider and vote upon the election of seven directors to Prospect's board of directors, effective immediately following and contingent upon closing of the merger, of whom Cathy Hendrickson and Thomas Sorell will serve until the annual meeting of Prospect stockholders to be held in 2010, Jerry Solomon and David A. Minella will serve until the annual meeting of Prospect stockholders to be held in 2011 and William J. McMorrow, Kent Mouton and Norman Creighton will serve until the annual meeting of Prospect stockholders to be held in 2012 and, in each case, until their successors are elected and qualified—we refer to this proposal as the "director election proposal,"

        These items of business are described in the enclosed proxy statement/prospectus, which we encourage you to read in its entirety before voting. Only holders of record of Prospect common stock at the close of business on October 26, 2009 are entitled to notice of the special meeting of Prospect stockholders and to vote and have their votes counted at the special meeting of Prospect stockholders and any adjournments or postponements of the special meeting of Prospect stockholders.

        Prospect's board of directors has determined that the merger proposal and the other proposals are fair to and in the best interests of Prospect and its stockholders and unanimously recommends that you vote or give instruction to vote "FOR" the approval of all of the proposals and all of the persons nominated by Prospect's management for election as directors.

        All Prospect stockholders are cordially invited to attend the special meeting of Prospect stockholders in person. To ensure your representation at the special meeting of Prospect stockholders, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a holder of record of Prospect common stock, you may also cast your vote in person at the special meeting of Prospect stockholders. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker, bank or nominee on how to vote your shares or, if you wish to attend the special meeting of Prospect stockholders and vote in person, obtain a proxy from your broker or bank. If you do not vote or do not instruct your broker, bank or nominee how to vote, it will have the same effect as voting "AGAINST" all the charter amendment proposals, but will have no effect on the merger proposal, the equity participation plan proposal, and the director election proposal.

        A complete list of Prospect stockholders of record entitled to vote at the special meeting of Prospect stockholders will be available for ten days before the special meeting of Prospect stockholders at 9130 Galleria Court, Suite 300, Naples, Florida 34109 for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting of Prospect stockholders.

        Your vote is important regardless of the number of shares you own. Whether you plan to attend the special meeting of Prospect stockholders or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in "street name" or are in a margin or similar account, your broker, bank or nominee may provide you with voting instructions (including any instructions for voting by telephone or Internet). Prospect has confirmed that approximately 99% of street name holders will have access to telephone and Internet voting and that such access will continue until 11:59 p.m. Eastern time on the day before the special meeting, after which time you must contact your bank, broker or nominee to vote or change your vote. You should contact your broker, bank or nominee in advance to ensure that votes related to the shares you beneficially own are properly counted.

        Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

David A. Minella Chairman and Chief Executive Officer

October 28, 2009

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF

PROSPECT'S INITIAL PUBLIC OFFERING ARE HELD. IN ORDER TO PROPERLY EXERCISE YOUR CONVERSION RIGHTS, YOU MUST:

  •
  AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL BY PROXY OR IN PERSON AT THE SPECIAL MEETING OF PROSPECT'S STOCKHOLDERS,

  •
  PRESENT WRITTEN INSTRUCTIONS TO PROSPECT'S TRANSFER AGENT NO LATER THAN ONE BUSINESS DAY PRIOR TO THE VOTE ON THE MERGER PROPOSAL STATING THAT YOU WISH TO CONVERT YOUR SHARES INTO CASH AND THAT YOU WILL CONTINUE TO HOLD YOUR SHARES THROUGH THE CLOSING DATE OF THE MERGER,

  •
  CONTINUE TO HOLD YOUR SHARES THROUGH THE CLOSING DATE OF THE MERGER AND

  •
  TENDER YOUR SHARES TO PROSPECT'S TRANSFER AGENT WITHIN THE PERIOD SPECIFIED IN A NOTICE YOU WILL RECEIVE FROM OR ON BEHALF OF PROSPECT, WHICH PERIOD WILL NOT BE LESS THAN 20 DAYS.

YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. SEE "SPECIAL MEETING OF PROSPECT WARRANTHOLDERS AND SPECIAL MEETING OF PROSPECT STOCKHOLDERS—CONVERSION RIGHTS" ON PAGE 78 FOR MORE SPECIFIC INSTRUCTIONS.

WE STRONGLY SUGGEST THAT YOU UTILIZE TELEPHONE OR INTERNET VOTING PROCEDURES IF THEY ARE AVAILABLE TO YOU. IF YOU CHOOSE TO RETURN YOUR PROXY CARD BY MAIL, IT IS POSSIBLE IT WILL NOT BE RECEIVED BY THE DEADLINE ON THE DAY BEFORE THE SPECIAL MEETING OF PROSPECT STOCKHOLDERS.

i

        Prospect is providing this proxy statement/prospectus and accompanying proxy card to its stockholders and warrantholders in connection with the solicitation of proxies to be voted at the special meeting of Prospect stockholders and the special meeting of Prospect warrantholders and at any adjournments or postponements of the meetings. This proxy statement/prospectus also constitutes a prospectus of Prospect for the securities of Prospect to be issued to stockholders of Kennedy-Wilson pursuant to the merger agreement.

        All references in this proxy statement/prospectus to "dollars" or "$" are to U.S. dollars, unless otherwise noted. Except as otherwise indicated, all financial statements and financial data contained in this proxy statement/prospectus have been prepared in accordance with generally accepted accounting principles in the United States of America. Unless the context requires otherwise, references to "you" are references to Prospect stockholders and Prospect warrantholders, as applicable, and references to "we", "us" and "our" are to Prospect.

ii

SUMMARY OF THE MATERIAL TERMS OF THE MERGER

        This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the merger, you should read this entire document carefully, including "Risk Factors" on page 46, the merger agreement, as amended, attached as Annex A, and all annexes and exhibits attached to this proxy statement/prospectus. The merger agreement is the legal document that governs the merger and the other transactions that will be undertaken in connection with the merger. It is also described in detail elsewhere in this proxy statement/prospectus.

  •
  The parties to the merger are Prospect Acquisition Corp. ("Prospect"), KW Merger Sub Corp., Prospect's wholly-owned subsidiary formed for the purpose of consummating the merger ("Merger Sub"), and Kennedy-Wilson, Inc. ("Kennedy-Wilson"). Pursuant to the Agreement and Plan of Merger, dated as of September 8, 2009, by and among Prospect, Merger Sub, and Kennedy-Wilson, as amended, referred to herein as the "merger agreement", Merger Sub will merge with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Prospect, referred to herein as the "merger." See the section entitled "The Merger Proposal" on page 89 for additional information.

  •
  Prospect believes that Kennedy-Wilson's management has the experience to successfully lead Kennedy-Wilson's business and that Kennedy-Wilson has in place the infrastructure for strong business operations and to achieve growth both organically and through strategic acquisitions. As a result, Prospect also believes that a business combination with Kennedy-Wilson will provide Prospect stockholders with an opportunity to participate in a company with significant growth potential.

  •
  If the merger is consummated, Kennedy-Wilson's stockholders (the "Kennedy-Wilson Holders"), will receive an aggregate of 26 million shares of Prospect common stock (each share of Kennedy-Wilson common stock shall automatically convert into the right to receive 3.8031 shares of Prospect common stock and each share of Kennedy-Wilson preferred stock shall automatically convert into the right to receive 105.6412 shares of Prospect common stock), referred to herein as the "merger shares," minus any shares of Prospect common stock that would otherwise have been issuable to the Kennedy-Wilson Holders of dissenting shares. Based on the closing market price of $9.79 per share on September 8, 2009, the last trading day of Prospect common stock prior to the announcement of the merger agreement, the merger shares had an aggregate value of $254.5 million. Based on the closing market price Prospect common stock of $9.90 per share on October 26, 2009 (the record date), the merger shares had an aggregate value of $257.4 million. If a fractional share is required to be issued to a Kennedy-Wilson Holder, Prospect will round up to the nearest whole share in lieu of issuing fractional shares. See the section entitled "Summary of the Proxy Statement/Prospectus—The Merger and the Merger Proposal" on page 19 for additional information.

  •
  In connection with the merger, the merger agreement provides that either Prospect or Kennedy-Wilson may terminate the agreement if the merger is not consummated by November 13, 2009. The merger agreement may also be terminated, among other reasons, upon material breach of a party. See the section entitled "The Merger Agreement—Termination" on page 152 for additional information.

  •
  In connection with the merger, the Prospect stockholders must approve an amendment and restatement to the amended and restated certificate of incorporation of Prospect to:

  •
  change Prospect's corporate name to "Kennedy-Wilson Holdings, Inc.,"

  •
  increase the number of authorized shares of Prospect capital stock from 73,000,000 to 81,000,000,

    •
    provide for Prospect's perpetual existence, and

    •
    delete and replace Article Sixth of Prospect's current amended and restated certificate of incorporation and renumber accordingly, and make certain other changes in tense and numbers that Prospect's board of directors believes are immaterial.

    See the sections entitled "The Charter Amendment—Name Change Proposal" on page 171, "The Charter Amendment—Share Increase Proposal" on page 172, "The Charter Amendment—Existence Proposal" on page 173, and "The Charter Amendment—Revisions Proposal" on page 174 for additional information.

  •
  In connection with the merger, the stockholders of Prospect will also vote on proposals to:

  •
  approve the Kennedy-Wilson Holdings, Inc. 2009 equity participation plan (the "2009 Plan"), and

  •
  elect seven directors to Prospect's board of directors.

    See the sections entitled "The Equity Participation Plan Proposal" on page 176 and "The Director Election Proposal" on page 186 for additional information.

  •
  In connection with the merger, the Prospect warrantholders must approve an amendment to the warrant agreement, referred to as the "warrant amendment," that governs all of the warrants of Prospect, each of which is exercisable for one share of common stock of Prospect. See the section "The Warrant Amendment Proposal" on page 86 for additional information.

  •
  After the merger, if management's nominees are elected, the directors of Prospect following the merger will be William J. McMorrow, Kent Mouton, Norman Creighton, Jerry Solomon, Cathy Hendrickson and Thomas Sorell, who are designees of Kennedy-Wilson, and David A. Minella, who is a designee of Prospect.

  •
  Following closing of the merger, certain officers of Kennedy-Wilson will become officers of Prospect, holding positions similar to the positions such officers held with Kennedy-Wilson. These officers are William J. McMorrow, who will become Chief Executive Officer of Prospect, and Freeman A. Lyle, who will become Executive Vice President and Chief Financial Officer of Prospect. In addition, following closing of the merger, Barry S. Schlesinger, Co-CEO of KW Commercial Investment Group, Mary Ricks, Co-CEO of KW Commercial Investment Group, James A. Rosten, President of Kennedy-Wilson Properties, Donald J. Herrema, CEO of KW Capital Markets, and Robert E. Hart, President of KW Multi-Family Management Group, will continue to be employed with the post-merger company. Each of these persons is currently an executive officer of Kennedy-Wilson, other than Mr. Schlesinger, and has an employment agreement with Kennedy-Wilson which will be assumed by Prospect as a result of the merger. See the section entitled "Executive Compensation—Kennedy-Wilson Executive Compensation" on page 243 for additional information.

QUESTIONS AND ANSWERS
FOR PROSPECT STOCKHOLDERS AND WARRANTHOLDERS ABOUT THE PROPOSALS

Why am I receiving this proxy statement/prospectus?

        Prospect and Kennedy-Wilson have agreed to a business combination under the terms of the merger agreement that are described in this proxy statement/prospectus in the sections entitled "The Merger Proposal" on page 88 and "The Merger Agreement" on page 140. A copy of the merger agreement, as amended, which is incorporated by reference is attached to this proxy statement/prospectus as Annex A, which Prospect encourages you to read.

        Prospect warrantholders are being asked to consider and vote upon a proposal, which we refer to as the "warrant amendment proposal," to approve the warrant amendment to the warrant agreement that governs all Prospect warrants, each of which is exercisable for one share of Prospect common stock, to:

  •
  allow each Prospect warrantholder to elect, for each outstanding warrant that was issued in Prospect's IPO, referred to herein as the "public warrants," either (x) to receive upon the closing of the merger $0.55 in cash, referred to herein as the "cash amount," or (y) to continue to hold his, her or its public warrant which will be amended to provide for a new exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described in this proxy statement/prospectus, referred to herein as the "amended public warrants;" and

  •
  amend the terms of the warrants purchased by each of Flat Ridge Investments, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities associated with Patrick J. Landers, a director and President of Prospect, and CMS Platinum Fund, L.P. (formerly Capital Management Systems Inc.), an entity affiliated with William Landman, one of Prospect's directors, in connection with Prospect's initial public offering, referred to herein as the "sponsors warrants," to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described in this proxy statement/prospectus, referred to herein as the "amended sponsors warrants."

        If the merger is consummated, any warrantholder who votes against the approval of the warrant amendment proposal or who makes no election will receive the cash amount in exchange for each of its public warrants. We refer to elections by holders of public warrants to receive the cash amount or an amended public warrant as the "warrant election." We refer to the exchange of public warrants for the cash amount as the "cash exchange." The form of warrant amendment is attached to this proxy statement/prospectus as Annex B and the form of amended and restated warrant agreement, which will be in effect upon consummation of the merger, is attached to this proxy statement/prospectus as Annex C and both are incorporated into this proxy statement/prospectus by reference. You are encouraged to read the warrant amendment in its entirety. See the section entitled "The Warrant Amendment Proposal" on page 86 for more information.

        Prospect stockholders are being asked to consider and vote upon a proposal to approve the merger and the merger agreement, which, among other things, provides for the merger of Merger Sub with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Prospect. You are also being requested to vote to approve:

  •
  the charter amendment—name change proposal to change Prospect's corporate name to "Kennedy-Wilson Holdings, Inc., referred to herein as the "charter amendment—name change proposal;"

  •
  the charter amendment—share increase proposal to increase the number of authorized shares of Prospect capital stock from 73,000,000 to 81,000,000, referred to herein as the "charter amendment—share increase proposal;"

  •
  the charter amendment—existence proposal to amend and restate the amended and restated certificate of incorporation to provide for Prospect's perpetual existence, referred to herein as the "charter amendment—existence proposal;" and

  •
  the charter amendment—revisions proposal to delete and replace Article Sixth of Prospect's current amended and restated certificate of incorporation and make certain other changes in tense and numbers that Prospect's board of directors believes are immaterial, referred to herein as the "charter amendment—revisions proposal," together with the charter amendment—name change proposal, the charter amendment—share increase proposal, and the charter amendment—existence proposal, the "charter amendment proposals;"

  •
  the 2009 Plan, which is an equity-based incentive plan for directors, officers, employees and certain consultants, pursuant to which Prospect will reserve up to 2,475,000 shares of Prospect common stock for issuance under the 2009 Plan, referred to herein as the "equity participation plan proposal;" and

  •
  the election of seven directors to Prospect's board of directors, referred to herein as the "director election proposal."

        See the sections entitled "The Charter Amendment—Name Change Proposal" on page 171, "The Charter Amendment—Share Increase Proposal" on page 172, "The Charter Amendment—Existence Proposal" on page 173, "The Charter Amendment—Revisions Proposal" on page 174, "The Equity Participation Plan Proposal" on page 176, and "The Director Election Proposal" on page 186 for additional information.

        The approval of the warrant amendment proposal by Prospect warrantholders and the approval of the merger proposal, the charter amendment—share increase proposal and the charter amendment—existence proposal by Prospect stockholders are conditions to the consummation of the merger. If the warrant amendment proposal is not approved, the stockholder proposals will not be presented to the Prospect stockholders. If the merger proposal is not approved, the other proposals will not be presented to the stockholders for a vote. If the charter amendment—share increase proposal or the charter amendment—existence proposal is not approved, the other proposals will not be presented to the stockholders for a vote and the merger will not be consummated. Prospect's second amended and restated certificate of incorporation, as it will appear if the charter amendment proposals are approved, is attached to this proxy statement/prospectus as Annex D and you are encouraged to read it in its entirety. The 2009 Plan is attached to this proxy statement/prospectus as Annex E and you are encouraged to read it in its entirety. In addition to the foregoing proposals, the stockholders will also be asked to consider and vote upon the election of seven directors of Prospect, which proposal, along with the equity participation plan proposal, will not be presented for a vote if the merger proposal, the charter amendment—share increase proposal or the charter amendment—existence proposal are not approved. This proxy statement/prospectus contains important information about the proposed merger and the other matters to be acted upon at the special meetings of Prospect stockholders and Prospect warrantholders. You should read it carefully.

        Your vote is important. Prospect encourages you to vote as soon as possible after carefully reviewing this proxy statement/prospectus.

Why is Prospect proposing the Merger?

        Prospect was organized to effect an acquisition, capital stock exchange, asset acquisition or other similar business combination with an operating business.

        On November 20, 2007, Prospect issued and sold 25,000,000 units in its initial public offering completed on November 14, 2007, referred to herein as the "IPO." Each of Prospect's units consists of one share of Prospect's common stock and one warrant. Each warrant sold in the IPO entitles the holder to purchase one share of common stock at an exercise price of $7.50. Prospect's units began publicly trading on November 15, 2007. Prospect's public warrants and common stock have traded separately since December 3, 2007. The public offering price of each unit was $10.00, and the IPO raised gross proceeds of $250,000,000. Of the gross proceeds:

  •
  Prospect deposited $241,750,000 into the trust account it established in connection with its IPO completed on November 14, 2007, referred to herein as the "trust account," at JP Morgan Chase Bank, NA, maintained by Continental Stock Transfer & Trust Company, as trustee, which included $10,000,000 of contingent underwriting discount (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of, the underwriting agreement for the IPO);

  •
  the underwriters received $7,500,000 as underwriting discount (excluding the contingent underwriting discount); and

  •
  Prospect retained $700,000 for offering expenses, plus $50,000 for working capital.

        In addition, Prospect deposited into the trust account $5,250,000 that it received from the private placement of 5,250,000 sponsors warrants to Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, Prospect's President and a director, and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, one of Prospect's directors (for a total of $247,000,000).

        The amount held in the trust account will not be released until the earlier of (A) the completion of the initial business combination or (B) Prospect's liquidation. Therefore, unless and until the initial business combination is consummated, the proceeds held in the trust account will not be available to Prospect, other than amounts required to pay taxes on any interest income earned on the trust account balance and up to $2,750,000 of interest income earned on the trust account balance, net of income taxes payable on such amount, which can be released to fund working capital requirements.

        Based on its due diligence investigations of Kennedy-Wilson and the industry in which it operates, including the financial and other information provided by Kennedy-Wilson, Prospect believes that Kennedy-Wilson's management has the experience to successfully lead Kennedy-Wilson's business and that Kennedy-Wilson has in place the infrastructure for strong business operations and to achieve strong organic growth. As a result, Prospect also believes that a business combination with Kennedy-Wilson will provide Prospect stockholders with an opportunity to participate in a company with significant growth potential. See the section entitled "The Merger Proposal—Prospect's Board of Directors' Reasons for the Approval of the Merger" on page 103 for additional information. In accordance with Prospect's amended and restated certificate of incorporation, if Prospect is unable to complete the business combination with Kennedy-Wilson by November 14, 2009, its corporate existence will terminate and it will be required to liquidate.

Are the proposals conditioned on one another?

        Yes. The merger is conditioned upon approval of the warrant amendment proposal. The stockholder proposals will not be presented at the special meeting of Prospect stockholders unless the warrant amendment proposal is approved. The merger is also conditioned upon approval of the merger proposal, the charter amendment—share increase proposal and the charter amendment—existence proposal, but not upon the approval of the charter amendment—name change proposal, charter amendment—revisions proposal, the equity participation plan proposal or the director election proposal. The equity participation plan proposal and the director election proposal will not be presented for a vote at the special meeting of Prospect stockholders unless the merger proposal, the charter amendment—share increase proposal and the charter amendment—existence proposal are approved.

What is a quorum and what vote is required to approve the proposals presented at the special meeting of Prospect warrantholders?

        A quorum of Prospect warrantholders is necessary to hold a valid meeting. A quorum will be present at the special meeting of Prospect warrantholders if a majority of the shares underlying the warrants entitled to vote at the meeting are represented in person or by proxy. Abstentions and broker non-votes will count as present for purposes of establishing a quorum.

        Approval of the warrant amendment proposal requires the affirmative vote of a majority in interest of the shares of Prospect common stock issuable upon exercise of the Prospect warrants affected by the warrant amendment and entitled to vote thereon as of the record date.

        Abstentions will have the same effect as a vote "AGAINST" the warrant amendment proposal. A broker non-vote will have the same effect as a vote "AGAINST" the warrant amendment proposal.

What vote is required to approve the proposals presented at the special meeting of Prospect stockholders?

        The election of directors requires a plurality of the votes cast in person or represented by proxy and entitled to vote at the special meeting of Prospect stockholders as of the record date. "Plurality" means that the individuals who receive the largest number of votes cast "FOR" are elected as directors. Consequently, any shares not voted "FOR" a particular nominee (whether as a result of abstentions or a direction to withhold authority) will not be counted in the nominee's favor.

        The approval of the charter amendment—name change proposal, charter amendment—share increase proposal, charter amendment—existence proposal, and charter amendment—revisions proposal will require the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock entitled to vote thereon as of the record date.

        Pursuant to Prospect's amended and restated certificate of incorporation, the approval of the merger proposal requires the affirmative vote of a majority of the issued and outstanding public shares represented in person or by proxy and entitled to vote thereon as of the record date. There are 31,250,000 shares of Prospect common stock outstanding as of the record date for the special meeting of Prospect stockholders, of which 25,000,000 are public shares. The merger will not be consummated if the holders of 30% or more of the public shares (7,500,000 shares or more) properly demand conversion of their public shares into cash. See the section entitled "Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders—Conversion Rights" on page 78 for additional information.

        The approval of the equity participation plan proposal requires the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock represented in person or by proxy and entitled to vote thereon as of the record date.

        Abstentions, while considered present for purposes of establishing a quorum, will have the same effect as a vote "AGAINST" the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal, the merger proposal and the equity participation plan proposal, but will have no effect on the director election proposal. A broker non-vote will have the same effect as a vote "AGAINST" the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, and the charter amendment—revisions proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the merger proposal, the equity participation plan proposal and the director election proposal. Please note that you cannot seek conversion of your shares unless you affirmatively vote against the merger proposal.

How will Prospect's directors and officers vote?

        In connection with its IPO, Prospect and the underwriters entered into agreements with each of the Prospect founders (including its officers and directors) pursuant to which each Prospect founder agreed to:

  •
  vote his or its founders shares on the merger proposal in accordance with the majority of the votes cast by the holders of public shares and

  •
  waive any right to receive a liquidation distribution with respect to the founders shares in the event Prospect fails to consummate the initial business combination.

        While the voting arrangement does not apply to any proposal other than the merger proposal, the Prospect founders (including its officers and directors) have also indicated that they intend to vote their shares and warrants in favor of all other proposals.

What will happen in the Merger?

        At the closing of the merger, Kennedy-Wilson Holders, will receive an aggregate of 26 million shares of Prospect common stock (each share of Kennedy-Wilson common stock shall automatically convert into the right to receive 3.8031 shares of Prospect common stock and each share of Kennedy-Wilson preferred stock shall automatically convert into the right to receive 105.6412 shares of Prospect common stock), minus any dissenting shares.

Do I have conversion rights?

        Pursuant to Prospect's amended and restated certificate of incorporation, if you are a holder of public shares, you have the right to affirmatively vote against the merger and the merger proposal and demand that Prospect convert your shares into a pro rata portion of the trust account in which a substantial portion of the net proceeds of the IPO are held. Prospect sometimes refers to these rights to vote against the merger and demand conversion of the public shares into a pro rata portion of the trust account as "conversion rights."

How do I exercise my conversion rights?

        If you are a holder of public shares, to exercise your conversion rights and receive cash for these shares, you must:

  •
  affirmatively vote against the merger proposal by proxy or in person at the special meeting of Prospect stockholders,

  •
  present written instructions to Prospect's transfer agent no later than one business day prior to the vote on the merger proposal stating that you wish to convert your shares into cash and that you will continue to hold your shares through the closing date of the merger,

  •
  continue to hold your shares through the closing date of the merger, and

  •
  tender your shares to Prospect's transfer agent within the period specified in a notice you will receive from or on behalf of Prospect, which period will not be less than 20 days.

        You may tender your shares by either delivering your stock certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company's DWAC (Deposit/Withdrawal

At Custodian) System. If the merger is not completed, then these shares will not be converted into cash.

        Any action that does not include an affirmative vote against the merger will prevent you from exercising your conversion rights. Your vote on any proposal other than the merger proposal will have no impact on your right to seek conversion.

        You may exercise your conversion rights either by checking the box on the proxy card or by submitting your request in writing to Prospect's secretary at the address listed at the end of this section. If you:

  •
  initially vote for the merger proposal but then wish to vote against it and exercise your conversion rights or

  •
  initially vote against the merger proposal and wish to exercise your conversion rights but do not check the box on the proxy card providing for the exercise of your conversion rights or do not send a written request to Prospect to exercise your conversion rights or

  •
  initially vote against the merger, but later wish to vote for it, you may request that Prospect send you another proxy card on which you may indicate your intended vote.

        You may make such request by contacting Prospect at the phone number or address listed at the end of this section.

        Any corrected or changed proxy card or written demand of conversion rights must be received by Prospect's secretary no later than one business day prior to the special meeting of Prospect stockholders.

        See the section entitled "Special Meeting of Warrantholders and Special Meeting of Prospect Stockholders—Conversion Rights" on page 78 for the additional procedures to be followed if you wish to convert your shares into cash.

        If properly demanded, Prospect will convert each public share into a pro rata portion of the trust account, including any interest earned thereon, calculated as of two business days prior to the anticipated consummation of the merger. If, notwithstanding your negative vote, the merger is completed and if you have also properly exercised your conversion rights, you will be entitled to receive a pro rata portion of the trust account. As of October 9, 2009, there was approximately $247.7 million in the trust account, or approximately $9.91 per public share. If you exercise your conversion rights, then you will be exchanging your shares of Prospect common stock for cash and will no longer own these shares.

        The merger will not be consummated if the holders of 30% or more of the public shares (7,500,000 shares or more) properly demand conversion of their shares into cash. If, however, no more than 30% of the outstanding public shares (minus one share) are converted (7,499,999), Prospect may still consummate the merger and such payments to holders who exercise their conversion rights would total approximately $74.1 million based on a conversion price of $9.88 per share.

        Exercise of your conversion rights does not result in either the exercise or loss of any Prospect warrants that you may hold. Your warrants will continue to be outstanding following a conversion of your common stock and will become exercisable upon consummation of the merger. A registration statement must be in effect to allow you to exercise any warrants you may hold or to allow Prospect to call the warrants for redemption if the redemption conditions are satisfied. If the merger is not consummated and Prospect does not consummate an acquisition by November 14, 2009, the warrants will not become exercisable and will be worthless.

Do I have appraisal rights if I object to the proposed acquisition?

        No. Prospect stockholders do not have appraisal rights in connection with the merger under the Delaware General Corporation Law ("DGCL").

Do Kennedy-Wilson Holders have appraisal rights if they object to the proposed acquisition?

        Yes. Kennedy-Wilson Holders have appraisal rights under the DGCL. Kennedy-Wilson Holders who do not vote in favor of adopting the merger, and who otherwise comply with the applicable provisions of Section 262 of the DGCL ("Section 262") will be entitled to exercise appraisal rights under Section 262. Any shares held by a Kennedy-Wilson stockholder who has not voted in favor of the merger and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the merger consideration, unless such Kennedy-Wilson Holder fails to perfect, withdraws or otherwise loses such Kennedy-Wilson Holder's right to appraisal under the DGCL. If, after the consummation of the merger, such Kennedy-Wilson Holder fails to perfect, withdraws or otherwise loses such Kennedy-Wilson Holder's right to appraisal, each such share will be treated as if it had been converted as of the consummation of the merger into a right to receive the merger consideration.

        Under the merger agreement, if more than 10% of the outstanding shares of Kennedy-Wilson common stock or 10% of the outstanding shares of Kennedy-Wilson preferred stock exercise appraisal rights, Prospect is not required to effect the merger. Prospect shall not waive this condition if the number of outstanding shares of Kennedy-Wilson common stock or preferred stock for which holders exercise appraisal rights is such that, pursuant to the transactions contemplated by the merger agreement, Prospect will not be acquiring "control" of Kennedy-Wilson as defined in Section 368(c) of the of the Internal Revenue Code of 1986, as amended (the "Code"), solely in exchange for Prospect common stock.

        Kennedy-Wilson's holders of common stock may also have appraisal rights under Chapter 13 of the California General Corporation Law (the "CGCL"). Any stockholder who does not vote in favor of the merger and remains a holder of Kennedy-Wilson common stock at the effective time of the merger may, by complying with the procedures set forth in Chapter 13 of the CGCL and sending Kennedy-Wilson a written demand for appraisal before the vote is taken by Kennedy-Wilson stockholders on the merger agreement, be entitled to seek appraisal of the fair value of their shares as determined by the proper California superior court. These appraisal rights are contingent upon consummation of the merger.

What happens to the funds deposited in the trust account after consummation of the Merger?

        As of October 9, 2009, approximately $247.7 million was held in deposit in the trust account. Upon consummation of the merger, the funds in the trust account will be released to Prospect and used by Prospect to pay stockholders who properly exercise their conversion rights, to pay warrantholders in connection with the cash exchange, for expenses it incurred in pursuing its business combination, and for working capital and general corporate purposes. Such expenses include $6,000,000 that will be paid to the underwriters of Prospect's IPO for deferred underwriting compensation (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of, the underwriting agreement for the IPO), plus $3,000,000 in cash to Citigroup Global Markets Inc. ("Citigroup") for acting as Prospect's financial advisor in connection with the merger, plus the reimbursement of reasonable out-of-pocket expenses not to exceed $30,000, and $90,000, plus the reimbursement of reasonable out-of-pocket expenses not to exceed $5,000, to Houlihan Smith & Company, Inc. ("Houlihan Smith") for the fairness opinions it issued in connection with the merger. De Guardiola Advisors, Inc. ("De Guardiola") also will receive a fee of $1,500,000, plus the reimbursement of reasonable out-of-pocket expenses, as well as 250,000 shares of Prospect common stock (to be held by its parent company, De Guardiola Holdings, Inc.) for acting as Prospect's financial advisor in connection with the merger.

What happens to Prospect units, common stock and public warrants after consummation of the Merger?

        Prospect common stock, public warrants and units are quoted on AMEX under the symbols "PAX" for the common stock, "PAX.W," for the public warrants and "PAX.U" for the units. Prospect's units, common stock and public warrants will continue to trade on the NYSE AMEX LLC (formerly known as the American Stock Exchange) ("AMEX"), upon consummation of the merger. Prospect intends to apply for re-listing on AMEX upon the consummation of the merger. If Prospect's securities are re-listed on AMEX, the symbols may change to symbols that are reasonably representative of the post-merger company's corporate name. In addition, the public warrants will become exercisable upon consummation of the merger in accordance with their terms as amended by the warrant amendment.

What happens if the Merger is not consummated?

        Prospect must liquidate if it does not consummate the merger by November 14, 2009. In any liquidation of Prospect, the funds deposited in the trust account, plus any interest earned thereon, less claims requiring payment from the trust account by creditors who have not waived their rights against the trust account, if any, will be distributed pro rata to the holders of public shares. Holders of Prospect common stock issued prior to the IPO, including all of Prospect's officers and directors, have waived any right to any liquidation distribution with respect to these shares. Although both the per share liquidation price and the per share conversion price are equal to the amount of funds in the trust account divided by the number of public shares, the amount a holder of public shares would receive at liquidation may be more or less than the amount such a holder would have received had it sought conversion of its shares in connection with the merger because (A) there may be greater earned interest in the trust account at the time of a liquidation distribution since it may occur at a later date than a conversion and (B) Prospect may incur expenses that it would otherwise would not incur if Prospect consummates the merger, including, potentially, claims requiring payment from the trust account by creditors who have not waived their rights against the trust account.

What is the date, time and place of the special meeting of Prospect warrantholders and the special meeting of Prospect stockholders?

        The special meeting of Prospect warrantholders will be held at 8:30 a.m., Eastern time, on November 13, 2009 and the special meeting of Prospect stockholders will be held at 9:00 a.m., Eastern time, on November 13, 2009, both at 9130 Galleria Court, Suite 318, Naples, FL 34109.

What is the date, time and place of the meeting of Kennedy-Wilson's stockholders?

        Kennedy-Wilson's stockholders have not yet voted on the merger. As soon as practicable following the effectiveness of this proxy statement/prospectus, Kennedy-Wilson will seek to obtain the written consent of its common stockholders to approve the merger.

When do you expect the Merger to be completed?

        Assuming that all regulatory approvals have been obtained, it is currently anticipated that the merger will be completed on November 13, 2009, immediately following the special meeting of Prospect stockholders and the special meeting of warrantholders, both to be held on November 13, 2009 and after Kennedy-Wilson obtains the written consent of its common stockholders to approve the merger. For a description of the conditions to the completion of the merger, see the section entitled "The Merger Agreement—Conditions to Closing of the Merger" on page 150 for additional information.

What do I need to do now?

        Prospect urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the "Risk Factors" on page 46 and annexes, and to consider how the merger will affect you as a stockholder of Prospect or how the warrant amendment will affect you as a warrantholder of Prospect, as the case may be. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card, or if you hold your shares or warrants through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

What is a "proxy?"

        A proxy is your legal designation giving another person permission to vote the shares or warrants you own. The person you designate is called your "proxy," and the document that designates someone as your proxy is called a "proxy" or "proxy card." A proxy card is included with this proxy statement/prospectus. When you sign the proxy card, you designate James J. Cahill and David A. Minella as your proxies at the special meeting of Prospect stockholders and special meeting of Prospect warrantholders.

Who is paying for this proxy statement/prospectus and the solicitation of my proxy, and how are proxies solicited?

        Prospect will pay the cost of soliciting proxies for both the special meeting of Prospect stockholders and special meeting of Prospect warrantholders. Proxies may be solicited on behalf of Prospect by directors, officers or employees of Prospect in person or by mail, telephone, or facsimile or other means of communication. In addition, brokerage firms, banks and other custodians, nominees and fiduciaries will send copies of these proxy materials to the beneficial owners of the stock held by them. Prospect will reimburse these institutions for the reasonable costs they incur to do so. Prospect has retained Morrow & Co., LLC ("Morrow"), for an initial fee of $12,500, plus out-of-pocket expenses, to assist in the solicitation of proxies and provide proxy solicitation services. Prospect will pay Morrow an additional fee of $25,000 upon successful completion of the merger and a $2,500 fee to act as inspector of the elections to be paid after the special meeting of Prospect warrantholders and special meeting of Prospect stockholders.

What is the record date?

        You are entitled to vote or direct votes to be cast at the special meeting of Prospect stockholders or special meeting of Prospect warrantholders, as the case may be, if you owned shares of Prospect common stock or Prospect warrants at the close of business on October 26, 2009, which is the record date for the special meeting of Prospect stockholders and the special meeting of Prospect warrantholders. On the record date, there were 31,250,000 shares of Prospect common stock outstanding, of which 25,000,000 are public shares and 6,250,000 are shares held by the Prospect founders that were acquired prior to the IPO. On the record date, there were 30,250,000 Prospect warrants outstanding, of which 25,000,000 are public warrants (of which 200,000 are held by a Prospect founder) and 5,250,000 are sponsors warrants held by the sponsors. Immediately prior to and subject to consummation of the merger, 4,750,000 founder shares will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock.

How do I vote?

        If you are a holder of record of Prospect common stock or Prospect warrants at the close of business on October 26, 2009 (the record date), you will have one vote for each share of Prospect common stock you own and one vote for each share of common stock issuable upon exercise of your

Prospect warrants (with respect to the special meeting of Prospect warrantholders). You may vote in person at the special meeting of Prospect stockholders or at the special meeting of Prospect warrantholders, as the case may be, or by submitting a proxy. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope or use the telephone or Internet procedures provided to you by your broker or bank. If you hold your shares or warrants in "street name," which means your shares or warrants are held of record by a broker, bank or nominee, your broker, bank or nominee may provide you with voting instructions (including any instructions for voting by telephone or Internet). Prospect has confirmed that approximately 99% of street name holders will have access to telephone and Internet voting and that such access will continue until 11:59 p.m. Eastern time on the day before the special meetings, after which time you must contact your bank, broker or nominee to vote or change your vote. You should contact your broker, bank or nominee in advance to ensure that votes related to the warrants or shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares or warrants with instructions on how to vote your shares or, if you wish to attend the special meeting of Prospect stockholders or the special meeting of Prospect warrantholders and vote in person, obtain a proxy from your broker, bank or nominee. You may also be represented by another person at these meetings by executing a proper proxy designating that person. If you hold your shares or warrants through a bank, broker or nominee, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspector of elections with your ballot to be able to vote in person at the special meeting of Prospect stockholders or special meeting of Prospect warrantholders.

What is a "holder of record?"

        If your shares are registered in your name with Prospect's transfer agent, Continental Stock Transfer & Trust Company, then you are considered the holder of record for those shares. If your warrants are registered in your name with Prospect's warrant agent, Continental Stock Transfer & Trust Company, then you are considered the holder of record for those warrants. Prospect sends proxy materials directly to all holders of record.

If my shares or warrants are held in "street name," will my broker, bank or nominee automatically vote my shares or warrants for me?

        No. Except with respect to the election of directors, your broker, bank or nominee cannot vote your shares or warrants unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

What will happen if I abstain from voting or fail to vote at the special meeting of Prospect warrantholders or special meeting of prospect stockholders?

        Prospect will count a properly executed proxy marked "ABSTAIN" with respect to a particular proposal as present for purposes of determining whether a quorum is present at the special meeting of Prospect stockholders. For purposes of approval, an abstention or failure to vote on the merger proposal will have the same effect as a vote "AGAINST" the proposal, but will preclude you from having your shares converted into cash. In order to exercise your conversion rights, you must cast a vote against the merger, make an election on the proxy card to convert such shares of common stock and follow the instructions under "Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders—Conversion Rights" on page 78.

        An abstention from the warrant amendment proposal, the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal, the merger proposal and the equity participation plan proposal will have the same effect as a vote "AGAINST" these proposals, but will have no effect on the director election proposal.

If I am not going to attend the special meeting of Prospect warrantholders or the special meeting of Prospect stockholders in person, should I return my proxy card instead?

        Yes. Whether or not you plan to attend the special meeting of Prospect warrantholders or the special meeting of Prospect stockholders, after carefully reading and considering the information contained in this proxy statement/prospectus, please complete and sign your proxy card and return the proxy card in the pre-addressed postage-paid envelope provided herewith or follow the voting instructions (including any telephone or Internet voting instructions) provided by your broker or bank if your shares are held in "street name," so your shares or warrants, as the case may be, may be represented at the special meeting of Prospect warrantholders or the special meeting of Prospect stockholders.

May I change my vote after I have mailed my signed proxy card?

        Yes. Send a later-dated, signed proxy card to Prospect's secretary at the address set forth below so that it is received by Prospect's secretary prior to the special meeting of Prospect stockholders or the special meeting of Prospect warrantholders, attend the special meetings in person and vote or follow the voting instructions (including any telephone or Internet voting instructions) provided by your broker or bank if your shares are held in "street name," in each case in accordance with the instructions provided under the "Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders on page 73." Street name holders with access to telephone and Internet voting may change their vote until 11:59 p.m. Eastern time on the day before the special meetings, after which time a street name holder must contact his bank, broker or nominee to change his vote. You also may revoke your proxy by sending a notice of revocation to Prospect's secretary, which must be received by Prospect's secretary at least one day prior to the special meeting of Prospect stockholders and the special meeting of Prospect warrantholders.

Who will count the votes?

        A representative of Prospect will tabulate votes cast by proxy and be appointed to act as the inspector of elections and tabulate votes cast in person at both the special meeting of Prospect warrantholders and the special meeting of Prospect stockholders.

What should I do with my stock certificates?

        Prospect stockholders who do not elect to have their shares converted into a pro rata share of the trust account should not submit their stock certificates now or after the merger, because their shares will not be converted or exchanged in the merger. Prospect stockholders who vote against the merger and exercise their conversion rights must deliver their stock to Prospect's transfer agent (either physically or electronically) as instructed by Prospect and set forth in this proxy statement/prospectus on page 78.

What should I do if I receive more than one set of voting materials?

        You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares or warrants in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares or warrants. If you are a holder of record and your shares or warrants are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Prospect shares or warrants.

Who can help answer my questions?

        If you have questions about the merger or if you need additional copies of the proxy statement/prospectus or the enclosed proxy cards, please contact:

  James J. Cahill
  Prospect Acquisition Corp.
  9130 Galleria Court, Suite 318
  Naples, Florida 34109
  Tel: (239) 254-4481

        To obtain timely delivery, Prospect stockholders and Prospect warrantholders must request the materials no later than November 5, 2009.

        You may also obtain additional information about Prospect from documents filed with the SEC by following the instructions in the section entitled "Where You Can Find More Information" on page 296. If you intend to vote against the merger and seek conversion of your shares, you will need to deliver your stock (either physically or electronically) to Prospect's transfer agent after the special meeting of Prospect stockholders and after receiving delivery instructions from or on behalf of Prospect. If you intend to elect to continue to hold your amended warrant, you will need to deliver your warrants (either physically or electronically) to Prospect's transfer agent no later than the business day prior to the special meeting of Prospect warrantholders. If you have questions regarding the certification of your position or delivery of your stock or warrants, please contact:

  Mark Zimkind
  Continental Stock Transfer & Trust Company
  17 Battery Place
  New York, New York 10004
  (212) 845-3287

        If you have any questions about how to submit your proxy or if you need additional copies of this proxy statement/prospectus, the enclosed proxy cards or voting instructions, you should contact Morrow, Prospect's third-party proxy solicitor, which is assisting Prospect in the solicitation of proxies, at:

  Morrow & Co., LLC
  470 West Avenue, Stamford, Connecticut 06902
  Telephone: (800) 662-5200

FORWARD-LOOKING STATEMENTS

        Prospect and Kennedy-Wilson believe that some of the information in this proxy statement/prospectus constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. However, because Prospect is a "blank check" company, the safe-harbor provisions of that act do not apply to statements made in this proxy statement/prospectus. You can identify these statements by forward-looking words such as "may,""expect," "anticipate," "contemplate," "believe," "estimate," "intend," "seek" and "continue" or similar words. You should read statements that contain these words carefully because they:

  •
  discuss future expectations and the future financial performance of Prospect following the merger;

  •
  discuss the anticipated benefits of the merger;

  •
  contain projections of future results of operations or financial condition; or

  •
  state other "forward-looking" information.

        Prospect and Kennedy-Wilson believe it is important to communicate their expectations to their stockholders. However, there may be events in the future that they are not able to predict accurately or over which they have no control. The risk factors and cautionary language discussed in this proxy statement/prospectus provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by Prospect or by Kennedy-Wilson in such forward-looking statements, including among other things:

  •
  the number and percentage of Prospect stockholders voting against the merger proposal and seeking conversion and Prospect's ability to consummate the merger;

  •
  Prospect's expectations regarding consummation and timing of the merger and related transactions, including satisfaction of the closing conditions of the merger;

  •
  Prospect's ability to effect the warrant amendment proposal;

  •
  the receipt of necessary regulatory approvals;

  •
  Prospect's ability to dissolve and liquidate in a timely manner and as anticipated, if necessary;

  •
  the post-merger company's expectations regarding competition;

  •
  difficulties encountered in integrating the merged businesses;

  •
  the amount of cash on hand available to the post-merger company after the merger;

  •
  Kennedy-Wilson's revenues and operating performance;

  •
  general economic conditions;

  •
  industry trends;

  •
  real estate values and prices;

  •
  changes adversely affecting the businesses in which Kennedy-Wilson is engaged;

  •
  legislation or regulatory requirements or changes affecting the businesses in which Kennedy-Wilson is engaged;

  •
  management of growth;

  •
  Kennedy-Wilson's business strategy and plans;

  •
  fluctuations in customer demand;

  •
  the result of future financing efforts;

  •
  the reduction of the proceeds held in the trust account due to third-party claims;

  •
  dependence on key personnel;

  •
  conflicts of interest of officers, directors and sponsors (as described herein); and

  •
  costs of complying with United States securities laws and regulations.

        You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

        All forward-looking statements included herein attributable to any of Prospect, Kennedy-Wilson or any person acting on either party's behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, Prospect and Kennedy-Wilson undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

        Before you grant your proxy or instruct how your vote should be cast or vote on the merger proposal or any of the other proposals, you should be aware that the occurrence of the events described in the "Risk Factors" section on page 46 and elsewhere in this proxy statement/prospectus may adversely affect Prospect and/or Kennedy-Wilson.

        The inclusion of financial projections in this proxy statement/prospectus should not be regarded as an indication that Prospect's board of directors, Kennedy-Wilson's board of directors or any other recipient of the information considered, or now considers, them to be a reliable prediction of future results. The financial projections were not prepared with a view towards public disclosure or with a view to complying with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with U.S. generally accepted accounting principles. Neither Prospect's independent auditors, nor any other independent accountants, have complied, examined or performed any procedures with respect to the financial projections, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Prospect is under no obligation, and expressly disclaims any intention or obligation, to update or revise the financial projections presented, whether as a result of new information, future events or otherwise, except as required by applicable law.

        Although the financial projections were prepared based on assumptions and estimates that Kennedy-Wilson's management believed were reasonable at the time, Prospect provides no assurance that the assumptions made in preparing the financial projections will prove accurate or that actual results will be consistent with these financial projections. Projections of this type involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the financial projections, including but not limited to industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the post-merger company's business, financial condition or results of operations, including but not limited to the factors described above.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

        This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the merger, you should read this entire document carefully, including "Risk Factors," on page 46, the merger agreement, as amended, attached as Annex A, and all annexes and exhibits attached to this proxy statement/prospectus. The merger agreement is the legal document that governs the merger and the other transactions that will be undertaken in connection with the merger. It is also described in detail elsewhere in this proxy statement/prospectus.

        This proxy statement/prospectus is:

  •
  a proxy statement of Prospect for use in solicitation of proxies for the special meeting of Prospect warrantholders and the special meeting of Prospect stockholders; and

  •
  a prospectus of Prospect relating to the issuance of shares of Prospect common stock in connection with the merger.

The Parties

Prospect

        Prospect is a blank check company organized under the laws of the State of Delaware formed on July 9, 2007 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the financial services industry. Other than interest income, Prospect has generated no revenue to date. Since its IPO, Prospect has been actively engaged in identifying a suitable business combination candidate.

        If Prospect does not complete the merger by November 14, 2009, its corporate existence will terminate and it will liquidate and promptly distribute to its public stockholders the amount in the trust account plus any remaining non-trust account funds after payment of its liabilities.

        The mailing address of Prospect's principal executive office is 9130 Galleria Court, Suite 318, Naples, FL 34109. Its telephone number is (239) 254-4481 and its website is http://www.prospectac.com. After the consummation of the merger, the post-merger company's principal executive office will be located at 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90210 and its telephone number will be (310) 887-6400.

Merger Sub

        Merger Sub, a corporation organized under the laws of the State of Delaware on September 2, 2009, is a wholly-owned subsidiary of Prospect. Merger Sub was formed by Prospect to consummate the merger. In the merger, Merger Sub will merge with and into Kennedy- Wilson with Kennedy-Wilson continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Prospect. Merger Sub will cease to exist upon the consummation of the merger.

        The mailing address of Merger Sub's principal executive office is 9130 Galleria Court, Suite 318, Naples, Florida 34109.

Kennedy-Wilson

        Founded in 1977, Kennedy-Wilson is a diversified, international real estate company that provides investment and real estate services. Kennedy-Wilson has grown from an auction business in one office into a vertically-integrated operating company with over 300 professionals in 21 offices throughout the U.S. and Japan. Kennedy-Wilson is an industry leader, currently owning real estate (through its closed-end funds and joint ventures) and managing over 40 million square feet of residential, multifamily and commercial real estate, including 10,000 apartment units, throughout the U.S. and Japan. See the section entitled "Business of Kennedy-Wilson" on page 211 for additional information.

        In June 2009, a joint venture of which Kennedy-Wilson's Residential Condominium Group has a 50.5% ownership interest, acquired 149 unsold units in The Mercury, a Los Angeles condominium property. As of October 16, 2009, the joint venture sold and closed escrow on 97 units generating a net gain on sale after expenses of approximately $12 million. As of the same date, an additional 26 units are under contract. Although no assurances can be provided, Kennedy-Wilson anticipates that all or substantially all of the remaining units will be sold.

        In August 2009, a joint venture in which Kennedy-Wilson's Japanese Multi-family Group has a 35% interest, reduced the balance outstanding of a portfolio loan in the amount of $16 million with a payoff of the loan for $10 million, generating a net benefit to Kennedy-Wilson of $2.1 million.

        In October 2009, Kennedy-Wilson entered into an agreement in principle with a multi-strategy private equity firm to form a joint venture with a non-binding equity commitment of up to approximately $108 million (including up to approximately $8.1 million from Kennedy-Wilson), to pursue acquisition and repositioning opportunities of distressed assets with a focus on residential condominium projects. The agreement in principle is non-binding and the formation of the joint venture is subject to, among other things, execution of a definitive agreement and satisfactory due diligence. Further, to date the proposed joint venture does not have any commitments. No assurance can be provided that the parties will enter into a definitive agreement to form the joint venture or, if the joint venture is formed, obtain all or any of the $108 million commitments.

        In October 2009, Kennedy-Wilson entered into an agreement in principle with Deutsche Bank Securities Inc. ("Deutsche Bank") to form a partnership with a total non-binding commitment of up to $500 million (up to approximately $450 million from Deutsche Bank and up to approximately $50 million from Kennedy-Wilson), to finance and acquire distressed real estate debt and to source and finance commercial and multifamily whole loan origination opportunities on the west coast. The agreement in principle is non-binding and the formation of the partnership is subject to, among other things, execution of a definitive agreement and satisfactory due diligence. To date the proposed partnership does not have any commitments. No assurance can be provided that the parties will enter into a definitive agreement to form the partnership or, if the partnership is formed, obtain all or any of the $500 million commitments.

        Kennedy-Wilson's principal executive offices are located at 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212 and its telephone number is (310) 887-6400. Kennedy-Wilson's website is http://www.KennedyWilson.com. The information contained in, or that can be accessed through, its website is not part of this proxy statement/prospectus and should not be relied upon in determining whether to vote in favor of the proposals.

The Warrant Amendment Proposal

        Prospect proposes amending the warrant agreement for all of Prospect's public warrants and sponsors warrants. Based on the closing market price of $0.28 per public warrant on September 8, 2009, the last trading day prior to the announcement of the merger agreement, the public warrants had an aggregate value of $7,000,000. Based on the closing market price of $ 0.55 per public warrant on October 26, 2009 (the record date), the public warrants had an aggregate value of $13,750,000.

        If the warrant amendment proposal is not approved at the special meeting of Prospect warrantholders, the merger proposal will not be presented to Prospect stockholders for a vote. If the merger is not consummated and Prospect does not consummate any other business combination by November 14, 2009, Prospect will be required to liquidate and the Prospect warrants will expire and become worthless. See the section entitled "The Warrant Amendment Proposal" on page 86 for more information.

The Merger and the Merger Proposal

        The merger agreement provides for a business combination transaction by means of the merger of Merger Sub with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Prospect. At the closing, the Kennedy-Wilson Holders will receive an aggregate of 26 million shares of Prospect common stock minus any dissenting shares. Based on the closing market price of $9.79 per share on September 8, 2009, the last trading day of Prospect common stock prior to the announcement of the merger agreement, the merger shares had an aggregate value of $254.5 million. Based on the closing market price of Prospect common stock of $9.90 per share on October 26 (the record date), the merger shares had an aggregate value of $257.4 million. If a fractional share is required to be issued to a Kennedy-Wilson Holder, Prospect will round up to the nearest whole share in lieu of issuing fractional shares. Upon completion of the merger, assuming that none of the shares that Prospect issued during its initial public offering, referred to herein as the "public shares," are converted into cash, the Kennedy-Wilson Holders will own approximately 47.2% of the shares of Prospect common stock outstanding immediately after the closing of the merger, the current Prospect stockholders will own approximately 48.1% and the other new Prospect stockholders (including recipients of awards under the 2009 Plan, defined below) will own approximately 4.7% of Prospect's outstanding common stock. If 29.99% of the holders of public shares elect to convert their shares into cash, such percentages would be 54.6%, 39.9% and 5.5%, respectively.

        Prospect and Kennedy-Wilson plan to complete the merger promptly after the special meetings of Prospect stockholders and warrantholders, so long as, among other things:

  •
  holders of a majority of the outstanding public warrants have approved the warrant amendment proposal;

  •
  holders of a majority of the public shares present and eligible to vote thereon have approved the merger proposal;

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  holders of a majority of the outstanding shares of Prospect common stock eligible to vote thereon have approved each of the charter amendment proposals;

  •
  holders of fewer than 30% of the public shares have voted against the merger proposal and demanded conversion of their shares into cash;

  •
  all necessary governmental approvals or waiting periods have been obtained or expired, as applicable;

  •
  no more than 10% of either the outstanding shares of Kennedy-Wilson common stock or the outstanding shares of Kennedy-Wilson preferred stock have exercised appraisal rights under the DGCL and the CGCL with respect to the transactions contemplated by the merger agreement, provided that Prospect shall not waive this condition if the number of outstanding shares of Kennedy-Wilson common stock or preferred stock for which holders exercise appraisal rights is such that, pursuant to the transactions contemplated by the merger agreement, Prospect will not be acquiring "control" of Kennedy-Wilson as defined in Section 368(c) of the Code, solely in exchange for Prospect common stock; and

  •
  the other conditions specified in the merger agreement have been satisfied or waived.

        After consideration of the factors identified and discussed in the section entitled "The Merger Proposal—Prospect's Board of Directors' Reasons for the Approval of the Merger" on page 103, Prospect's board of directors concluded that the merger met all of the requirements disclosed in Prospect's Registration Statement on Form S-1 (Reg. No. 333-145110), that became effective on November 14, 2007, including that Kennedy-Wilson has a fair market value of at least 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). Although the portion of Kennedy-Wilson's business relating to investments in real estate is not within the financial services industry as described in the registration statement for

Prospect's initial public offering, on balance, Prospect's board of directors determined that pursuing a transaction with Kennedy-Wilson was consistent with the disclosure regarding Prospect's target business in the registration statement because the majority of Kennedy-Wilson's revenues are derived from services of the sort described as falling within the asset management services sector of the financial services industry. In addition, Prospect's board of directors determined that the portion of Kennedy-Wilson's business relating to investments in real estate is well-positioned to capitalize on buying opportunities presented by current economic conditions.

        Upon completion of the merger, assuming that none of the holders of public shares elects to convert such shares into cash, the Kennedy-Wilson Holders will own approximately 47.2% of the shares of Prospect common stock outstanding immediately after the closing of the merger, the current Prospect stockholders will own approximately 48.1% and the other new Prospect stockholders (including recipients of awards under the 2009 Plan) will own approximately 4.7% of Prospect's outstanding common stock. If 29.99% of the holders of public shares elect to convert their shares into cash, such percentages would be 54.6%, 39.9% and 5.5%, respectively. The following table illustrates the relative ownership of Prospect shares:

	Post Merger Ownership Percentage
	Kennedy-Wilson Holders Ownership	Current Prospect Stockholders Ownership	Other New Prospect Stockholders(1) Ownership
No Public Shares Elect Cash Conversion	47.2%	48.1%	4.7%
29.99% of Public Shares Elect Cash Conversion	54.6%	39.9%	5.5%

(1)
Includes recipients of awards under the 2009 Plan.

        If the merger proposal is not approved by Prospect's stockholders at the special meeting of Prospect stockholders, none of the stockholder proposals will be presented at the special meeting of Prospect stockholders.

Fairness Opinion

        Prospect engaged Houlihan Smith to render an opinion that the consideration to be paid by Prospect in connection with the merger with Kennedy-Wilson on the terms and conditions set forth in the merger agreement is fair to Prospect stockholders from a financial point of view and that the fair market value of Kennedy-Wilson is at least 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). Houlihan Smith is an investment banking firm that regularly is engaged in the evaluation of businesses and their securities in connection with acquisitions, corporate restructurings, private placements and for other purposes. Prospect's board of directors decided to use the services of Houlihan Smith because it is a recognized investment banking firm that has substantial experience in similar matters. The engagement letter provides that Prospect will pay Houlihan Smith a fee of $85,000 and will reimburse Houlihan Smith for its reasonable out-of-pocket expenses, which will not exceed $5,000. Prospect also agreed to indemnify Houlihan Smith in the event Houlihan Smith were to incur certain losses as a result of its engagement by Prospect. No material relationship exists or has existed in the past between Houlihan Smith and Prospect or Kennedy-Wilson.

        Houlihan Smith delivered an oral presentation in conjunction with its written opinion to the board of directors of Prospect on September 5, 2009, which stated that, as of September 5, 2009, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the fairness opinion:

  •
  the merger consideration to be paid by Prospect for Kennedy-Wilson in conjunction with the merger is fair from a financial point of view to the stockholders of Prospect, and

  •
  the fair market value of Kennedy-Wilson is at least equal to 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount).

        Houlihan Smith reaffirmed these statements in a bring-down letter as of October 22, 2009.

        The amount of the merger consideration was determined pursuant to negotiations between Prospect and Kennedy-Wilson and not pursuant to recommendations of Houlihan Smith. The full text of the written opinions of Houlihan Smith, dated September 5, 2009 and October 22, 2009, are attached as Annex F and are incorporated by reference into this proxy statement/prospectus. You are urged to read the Houlihan Smith opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Houlihan Smith in rendering its opinion. See the section entitled "The Merger Proposal—Fairness Opinion" on page 124 for additional information.

The Charter Amendment—Name Change Proposal

        The amendment and restatement of Prospect's amended and restated certificate of incorporation addressed by the charter amendment—name change proposal would, upon consummation of the merger, change Prospect's corporate name to "Kennedy-Wilson Holdings, Inc." Prospect's second amended and restated certificate of incorporation, as it is proposed to be amended and restated by each of the charter amendment proposals, is attached as Annex D to this proxy statement/prospectus. Prospect encourages you to read it in its entirety. See the section entitled "The Charter Amendment—Name Change Proposal" on page 171 for additional information.

The Charter Amendment—Share Increase Proposal

        If the charter amendment-share increase proposal is not approved by Prospect's stockholders at the special meeting of Prospect stockholders, the merger will not be consummated. If the merger is not consummated and Prospect does not consummate any other business combination by November 14, 2009, Prospect will be required to liquidate. The amendment and restatement of Prospect's amended and restated certificate of incorporation addressed by the charter amendment—share increase proposal would, upon consummation of the merger, increase the number of authorized shares of Prospect capital stock from 73,000,000 to 81,000,000. Prospect's second amended and restated certificate of incorporation, as it is proposed to be amended and restated by each of the charter amendment proposals, is attached as Annex D to this proxy statement/prospectus. Prospect encourages you to read it in its entirety. See the section entitled "The Charter Amendment—Share Increase Proposal" on page 172 for additional information.

The Charter Amendment—Existence Proposal

        If the charter amendment—existence proposal is not approved by Prospect's stockholders at the special meeting of Prospect stockholders, the merger will not be consummated. If the merger is not consummated and Prospect does not consummate any other business combination by November 14, 2009, Prospect will be required to liquidate. The amendment and restatement of Prospect's amended and restated certificate of incorporation addressed by the charter amendment—existence proposal would, upon consummation of the merger, provide for Prospect's perpetual existence. Prospect's second amended and restated certificate of incorporation, as it is proposed to be amended and restated by each of the charter amendment proposals, is attached as Annex D to this proxy statement/prospectus. Prospect encourages you to read it in its entirety. See the section entitled "The Charter Amendment—Existence Proposal" on page 173 for additional information.

The Charter Amendment—Revisions Proposal

        The amendment and restatement of Prospect's amended and restated certificate of incorporation addressed by the charter amendment—revisions proposal would, upon consummation of the merger, delete and replace Article Sixth of Prospect's current amended and restated certificate of incorporation and renumber accordingly and make certain other changes in tense and numbers that Prospect's board of directors believes are immaterial.

        With respect to the charter amendment—revisions proposal, Article Sixth and its preamble relate to the operation of Prospect as a blank check company prior to the consummation of a business combination and will not be applicable after consummation of the merger. Clause A of Article Sixth requires that the business combination be submitted to Prospect's stockholders for approval under the DGCL and be approved by the vote of a majority of the public shares present at the special meeting of Prospect stockholders in person or by proxy and eligible to vote thereon, provided that the business combination shall not be consummated if the holders of 30% or more of the public shares exercise their conversion rights. Clause B of Article Sixth provides that the proceeds of Prospect's IPO and the sale of the sponsors warrants are to be deposited in the trust account. Clause C of Article Sixth specifies the procedures for exercising conversion rights. Clause D of Article Sixth provides that Prospect shall take action to liquidate if it does not consummate an initial business combination prior to the "Termination Date" (November 14, 2009). Clause E of Article Sixth provides that holders of public shares are entitled to receive distributions from Prospect's trust account only if a business combination is not consummated by the "Termination Date" or by demanding conversion in accordance with Clause C. Clause F of Article Sixth provides that Prospect must consummate the "Business Combination," as defined in the preamble of Article Sixth, before Prospect can consummate any other type of business combination. Clause G of Article Sixth provides that Prospect shall not, and no employee of Prospect shall, disburse any funds from the trust account other than set forth in such clause. Clause H of Article Sixth provides the procedure by which Prospect's audit committee must approve all payments to Prospect's initial stockholders, sponsors, officers, directors and their or Prospect's affiliates. Clause I of Article Sixth provides the procedure by which the audit committee is required to review and monitor compliance with the requirements of the agreements entered into by Prospect in connection with its IPO. Clause J of Article Sixth prohibits Prospect's board of directors from issuing any securities (other than those issued in the IPO) that would participate in the proceeds of the trust account or vote as a class with the common stock on a business combination prior to the consummation of the initial business combination. Clause K of Article Sixth permits Prospect to have a classified board of directors prior to the business combination. See the section entitled "The Charter Amendment—Revisions Proposal" on page 174 for additional information.

        Prospect's second amended and restated certificate of incorporation, as it is proposed to be amended and restated by each of the charter amendment proposals, is attached as Annex D to this proxy statement/prospectus. Prospect encourages you to read it in its entirety. See the section entitled "The Charter Amendment—Revisions Proposal" on page 174 for additional information.

The Equity Participation Plan Proposal

        If the equity participation plan proposal is approved, up to 2,475,000 shares of Prospect common stock would be reserved for issuance to executive officers (including executive officers who are also directors), employees, directors and consultants in accordance with the terms of the 2009 Plan. The purpose of the 2009 Plan is to provide Prospect's directors, executive officers and other employees as well as consultants who, by their position, ability and diligence are able to make important contributions to Prospect's growth and profitability, with an incentive to assist Prospect in achieving its long-term corporate objectives, to attract and retain executive officers and other employees of outstanding competence and to provide such persons with an opportunity to acquire an equity interest in Prospect. The 2009 Plan is attached as Annex E to this proxy statement/prospectus. Prospect encourages you to read the 2009 Plan in its entirety. See the section entitled "The Equity Participation Plan Proposal" on page 176 for additional information.

The Director Election Proposal

        At the special meeting of Prospect stockholders, stockholders will be asked to vote to elect seven directors to Prospect's board of directors effective immediately following and contingent upon closing of the merger, of whom two will serve until the annual meeting of Prospect stockholders to be held in 2010, two will serve until the annual meeting of Prospect stockholders to be held in 2011 and three will serve until the annual meeting of Prospect stockholders to be held in 2012 and, in each case, until their successors are elected and qualified.

        Following the consummation of the merger, if management's nominees are elected, the directors of Prospect will be classified as follows:

  •
  Cathy Hendrickson and Thomas Sorell in the class to stand for reelection in 2010;

  •
  Jerry Solomon and David A. Minella in the class to stand for reelection in 2011; and

  •
  William J. McMorrow, Kent Mouton and Norman Creighton in the class to stand for reelection in 2012.

        If the merger proposal, the charter amendment—share increase proposal or the charter amendment—existence proposal are not approved by Prospect's stockholders at the special meeting of Prospect stockholders, the director election proposal and the equity participation plan proposal will not be presented to the special meeting of stockholders for a vote and Prospect's current directors and executive officers will continue in office.

Vote of Prospect's Founders

        The founders shares will be voted in accordance with the majority of the votes cast by Prospect stockholders with respect to the merger proposal and in favor of all other proposals and for the election of directors of Prospect's nominees. If the founders or Prospect's officers and directors purchase public shares from existing Prospect public stockholders that are likely to vote against the merger proposal or that are likely to elect to exercise their conversion rights, the probability that the vote to approve the merger proposal will succeed would increase.

        As of October 26, 2009, the record date for the special meeting of Prospect stockholders, Michael Castine, a Prospect director, in his personal capacity, Daniel Gressel, a Prospect director, in his personal capacity, Michael Downey, a Prospect director, in his personal capacity, James Merchant, a Prospect director, in his personal capacity, James J. Cahill, Prospect's Secretary and Chief Financial Officer, in his personal capacity, Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, a director and President of Prospect, CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, one of Prospect's directors, and SJC Capital LLC, an entity affiliated with William Cvengros, a Prospect director, who are collectively referred to herein as the Prospect "founders," beneficially owned and were entitled to vote 6,250,000 shares which were issued to them prior to the IPO, referred to herein as the "founders shares." The founders shares issued to the Prospect founders constituted approximately 20% of the outstanding shares of Prospect common stock immediately after the IPO.

        In connection with the IPO, Prospect and Citigroup entered into agreements with each of the Prospect founders (including its officers and directors) pursuant to which each Prospect founder agreed to:

  •
  vote his or its founders shares on the merger proposal in accordance with the majority of the votes cast by the holders of public shares, and

  •
  waive any right to receive a liquidation distribution with respect to the founders shares in the event Prospect fails to consummate the initial business combination.

        The Prospect founders (including its officers and directors) have also indicated that they intend to vote their founders shares in favor of all other proposals being presented at the special meeting of Prospect stockholders. The founders shares have no liquidation rights and will be worthless if no business combination is effected by Prospect. The Prospect founders have also indicated that they intend to vote their sponsors warrants in favor of all the proposals being presented at the special meeting of Prospect warrantholders. The warrants will be worthless if no business combination is effected by Prospect. In connection with the IPO, the Prospect founders entered into agreements with Citigroup restricting the sale of their founders shares until one year after the date of the completion of the initial business combination or earlier if, subsequent to the initial business combination:

  •
  the closing price of Prospect's common stock equals or exceeds $14.50 per share for any 20 trading days within any 30 trading day period, or

  •
  Prospect consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Prospect's stockholders having the right to exchange their shares of common stock for cash, securities or other property;

provided, however, that transfers can be made to permitted transferees who agree in writing to be bound by the same restrictions, agree to vote in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving Prospect's initial business combination and waive any rights to participate in any liquidating distribution if Prospect fails to consummate its initial business combination. For so long as the founders shares are subject to such transfer restrictions they will be held in an escrow account maintained by Continental Stock Transfer & Trust Company.

        As of the record date, the percentage of outstanding shares of Prospect common stock held by directors, executive officers and their affiliates was 20%. Of these shares, 6,250,000 (20% of the outstanding shares of common stock) are founders shares which must be voted in accordance with the majority of the votes case by the holders of public shares. Immediately prior to and subject to consummation of the merger, 4,750,000 founder shares will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock. As of the record date, the percentage of outstanding warrants held by directors, executive officers and affiliates was 18% of which 200,000 public warrants are held by a founder and 5,250,000 are sponsors warrants held by the sponsors, which are expected to be voted in favor of the warrant amendment proposal.

Conversion Rights

        See the section entitled "Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders—Conversion Rights" on page 78 for the procedures to be followed if you wish to convert your shares into cash.

Appraisal Rights

        See the section entitled "Appraisal Rights" on page 288 for the procedures to be followed to perfect your appraisal right and for additional information.

Rescission Rights

        A Prospect securityholder at the time of the closing of the merger that purchased Prospect units in the IPO (an "IPO Purchaser"), may have securities law claims against Prospect for rescission or damages on the basis, for example, that the IPO Prospectus, did not disclose that Prospect may seek to amend the terms of the warrant agreement and exchange a portion of its outstanding public warrants for cash proceeds released from the trust account. Rescission would give a successful IPO Purchaser claimant the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities. An IPO Purchaser who has properly exercised its conversion rights or appraisal rights will not be eligible for rescission in connection with any securities law claims it may have against Prospect in connection with Prospect units purchased in the IPO. In addition, an IPO Purchaser who purchased Prospect units in the IPO but who has separated its Prospect units into the component common stock and warrants and no longer owns the common stock or warrants included in such Prospect units may not be entitled to rescission in connection with any such securities law claims.

        A successful IPO Purchaser claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her securities caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining such securities. Such claims may entitle IPO Purchasers asserting them to up to $10.00 per Prospect unit, based on the initial offering price of the Prospect units sold in the IPO, or $10.00 per share less any amount received from the sale or fair market value of the original public warrants purchased as part of the Prospect units, plus interest from the date of the IPO. In the case of IPO Purchasers, this amount may be more than the cash to which they are entitled upon exercise of their conversion rights or appraisal rights or upon liquidation of Prospect.

        In general, a person who contends that he or she purchased a security pursuant to a prospectus that contains a material misstatement or omission must make a claim for rescission within the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the merger is completed, and such claims would not be extinguished by consummation of that transaction. See the section entitled "The Merger Proposal—Rescission Rights" on page 138 for additional information about rescission rights.

Proxies

        Proxies may be solicited by mail, telephone or in person. Prospect's proxy solicitor is Morrow & Co., LLC who can be reached at 470 West Avenue, Stamford, Connecticut. Its telephone number is (800) 662-5200.

        If you grant a proxy, you may still vote your shares or warrants in person if you revoke your proxy before the special meeting of Prospect stockholders or special meeting of Prospect warrantholders. You may also change your vote by submitting a later-dated proxy as described in the section entitled "Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders—Revoking Your Proxy" on page 78.

Comparison of Rights of Stockholders of Prospect and Kennedy-Wilson

        Prospect and Kennedy-Wilson are incorporated under the laws of the State of Delaware. Upon consummation of the merger, Kennedy-Wilson stockholders will become stockholders of Prospect.

Prospect's amended and restated certificate of incorporation that will be in effect at the closing of the merger differs from Kennedy-Wilson's amended and restated certificate of incorporation. For a more complete description of the differences between the rights of the stockholders of Prospect and the rights of stockholders of Kennedy-Wilson, please refer to the section entitled "Comparison of Rights of Prospect and Kennedy-Wilson Holders" on page 255.

Interests of Kennedy-Wilson's Directors and Executive Officers in the Merger

        When you consider the recommendation to vote in favor of approval of the merger proposal, you should be aware that certain members of the Kennedy-Wilson board and certain executive officers of Kennedy-Wilson have agreements or arrangements that provide them with interests in the merger.

        If the merger is consummated, William J. McMorrow and Mary Ricks will be potentially entitled to receive certain cash bonus payments of up to $11.7 million and $4.0 million, respectively. The cash bonus payments will be payable as follows:

  •
  Mr. McMorrow and Ms. Ricks will be entitled to receive $4.85 million and $2.0 million, respectively, on October 15, 2009, provided, however, that such payments will be repaid to Kennedy-Wilson in the event the merger is not consummated by November 15, 2009 or the executive is not employed by Kennedy-Wilson on the effective date of the merger (these employment requirements will not apply, however, in the case of a termination of employment due to death or disability);

  •
  Mr. McMorrow and Ms. Ricks will receive "performance unit awards" under the 2009 Plan which will entitle them to receive $2.425 million and $1.0 million, respectively, on April 1, 2010, provided that the Performance Target is met as of March 31, 2010 (in the event that the Performance Target is not met as of March 31, 2010, the bonus otherwise due April 1, 2010 shall, nevertheless, be paid on July 1, 2010, October 1, 2010, or January 1, 2011, respectively, if the Performance Target is satisfied as of the earliest of June 30, 2010, September 30, 2010, or December 31, 2010, respectively), and the executive remains employed through the date on which the Performance Target is satisfied; and

  •
  Mr. McMorrow and Ms. Ricks will receive additional "performance unit awards" under the 2009 Plan which will entitle them to receive cash payments in the amounts of $4.425 and $1.0 million, respectively, on January 1, 2011, provided that the Performance Target is met as of December 31, 2010 and he or she, as applicable, remains employed by the post-merger company through January 1, 2011.

        Notwithstanding the foregoing, in the event that the merger is consummated and the employment of Mr. McMorrow or Ms. Ricks is terminated by the post-merger company without cause or he or she, as applicable, resigns from his or her, as applicable, employment with the post-merger company for good reason, the payments referred to in the second and third bullets above will still be payable on the applicable payment dates if the Performance Target is met. The "Performance Target" is met as of a particular date if Kennedy-Wilson's assets under management plus the cost of properties subject to property management contracts are at least $3.0 billion as of such date. The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger.

        The compensation committee of Kennedy-Wilson's board of directors made the determination to pay cash bonuses to only Mr. McMorrow and Ms. Ricks upon consummation of the merger after taking into account several factors, including the primary roles Mr. McMorrow and Ms. Ricks played in negotiating the terms of the merger and the merger agreement and the amendments to Mr. McMorrow's and Ms. Ricks' employment agreements eliminating their rights to receive cash lump sum payments otherwise due upon a change in control.

        On April 10, 2006, William J. McMorrow borrowed $3,543,127 from Kennedy-Wilson evidenced by a promissory note bearing simple interest at a rate of 7.5% per annum and scheduled to mature on April 9, 2011 (the "McMorrow Note"). Mr. McMorrow's employment agreement has been amended to provide that the McMorrow Note will be forgiven if the merger is consummated. The determination of Kennedy-Wilson's compensation committee to forgive the note upon the consummation of the merger stemmed from its consideration of Mr. McMorrow's contributions to Kennedy-Wilson, Mr. McMorrow's primary role in negotiating the terms of the merger and the merger agreement, and the terms of the note which provides for its forgiveness in the event of certain changes in control.

        If the merger is consummated, certain of Kennedy-Wilson's executive officers will continue to be employed with the post-merger company, including William J. McMorrow, Freeman A. Lyle, Barry S. Schlesinger, Mary Ricks, James A. Rosten, Robert E. Hart and Donald J. Herrema. In addition, it is proposed that six members of the board of directors of Kennedy-Wilson will be elected to serve as directors of the post-merger company. To reward and incentivize Kennedy-Wilson's key employees and management after the merger, up to 2,475,000 shares of Prospect common stock will be reserved for issuance under the 2009 Plan. If the merger is consummated, certain Kennedy-Wilson officers, directors and key employees will be issued an aggregate of 2,376,000 restricted shares of Prospect common stock under the 2009 Plan upon the closing of the merger as set forth in the table below:

Name of Group	Dollar ($)	Number of Shares of Restricted Stock
William McMorrow, Chief Executive Officer	$5,513,062.50	556,875
Freeman Lyle, Chief Financial Officer	$765,705.60	77,344
Mary Ricks, Co-CEO of KW Commercial Investment Group	$5,513,062.50	556,875
Barry Schlesinger, Co-CEO of KW Commercial Investment Group	$765,705.60	77,344
Robert Hart, President of KW Multi-Family Management Group	$765,705.60	77,344
James Rosten, President of Kennedy-Wilson Properties	$765,705.60	77,344
All executive officers, as a group	$22,021,619.40	2,224,406
All directors who are not executive officers, as a group	$153,143.10	15,469
All employees, including all current officers who are not executive officers, as a group	$1,347,637.50	136,125

        In the event that the recipient of the restricted shares remains employed by (or continues to perform services as a director for) the post-merger company through the relevant vesting date, 1/5 of the restricted shares will vest on each of the first five anniversaries of the date of issuance, provided that the Performance Target is met as of the September 30 immediately preceding the applicable anniversary date (in the case of the installments vesting on the fourth and fifth anniversary dates, the Performance Target must be met as of the September 30 immediately preceding the third anniversary date). The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. Notwithstanding the foregoing, in the event the employment with the post-merger company of an employee who has been granted restricted shares is terminated without cause or if the employee resigns from his employment with the post-merger company for good reason, the restricted shares will continue to vest on the applicable anniversary dates (subject to the satisfaction of the Performance Target), subject to certain limitations. In addition, in the event of a "Change of Control" as defined in the 2009 Plan (see "The Equity Participation Plan Proposal—"Change of Control" on page 180), any unvested restricted shares of Prospect common stock that have not previously been forfeited will become vested, subject to certain limitations. See section "The Equity Participation Plan Proposal—Awards to Particular Officers, Directors and Employees" on page 184 for additional information.

        In connection with the merger, Mr. McMorrow and Ms. Ricks have entered into amendments to their employment agreements which provide for, among other things;

  •
  the removal of certain benefits in the event of a change in control;

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  the addition of certain severance benefits if the executive resigns on account of a change in location or a material reduction in duties;

  •
  the grant to each executive of 556,875 shares of restricted stock of Prospect pursuant to the 2009 Plan and upon the terms and conditions set forth above;

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  the cash bonus payments set forth above; and

  •
  in the case of Mr. McMorrow, the McMorrow Note forgiveness described above.

        Mr. Herrema has also entered into an amendment to his employment agreement which provides for the extension of his employment term from December 31, 2010 to January 31, 2014 as well as the second and third bullets above.

        In addition, the employment agreements for Messrs. McMorrow and Herrema and Ms. Ricks have been amended to include language intended:

  •
  to provide for a reduction in the amount of payments or benefits payable or provided to them under their respective employment agreements or otherwise to ensure that no payment or benefit is subject to the excise tax imposed by Section 4999 of the Code (certain golden parachute payments) which reduction may, in certain circumstances, result in the repayment of certain previously paid amounts (plus earnings) to the post-merger company, and

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  to achieve compliance with Section 409A of the Code.

Interests of Prospect's Directors and Officers in the Merger

        When you consider the recommendation of Prospect's board of directors in favor of approval of the merger proposal, you should keep in mind that Prospect's executive officers and members of Prospect's board have interests in the merger that are different from, or in addition to, your interests as a stockholder or warrantholder. These interests include, among other things:

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  If the merger is not consummated by November 14, 2009, Prospect will be liquidated. In such event, the 6,250,000 shares of common stock held by Prospect's founders that were acquired before the IPO for an aggregate purchase price of $24,906 will be worthless because Prospect's directors and officers are not entitled to receive any of the liquidation proceeds with respect to such shares in the event of a liquidation. Such shares had an aggregate market value of $61.9 million based upon the closing price of Prospect common stock of $9.90 on AMEX on October 26, 2009, the record date for the special meeting of Prospect stockholders. Immediately prior to and subject to consummation of the merger, 4,750,000 founder shares will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock.

  •
  On November 14, 2007, Prospect issued 5,250,000 sponsors warrants (exercisable at $7.50 per warrant) to Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, Prospect's President and a director, and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, one of Prospect's directors for an aggregate purchase price of $5,250,000. These sponsor warrants and the 200,000 public warrants held by a founder will become worthless if the merger is not consummated by November 13, 2009. All of the proceeds Prospect received from these purchases were placed in the trust account. The sponsors warrants are identical to the public warrants underlying the units sold in Prospect's IPO except that:

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    the sponsors warrants are non-redeemable so long as of they are held by any of the sponsors or their permitted transferees,

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    they are non-transferable, other than to permitted transferees, until the date that is 30 days after the date on which Prospect consummates its initial business combination,

    •
    for so long as the sponsors warrants are subject to the transfer restrictions described in the second bullet above, the sponsors warrants are not exercisable, and

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    the sponsors warrants are exercisable on a cashless basis at the holder's option so long as the warrants are held by the sponsors or their affiliates.

        Prospect has agreed to register the shares underlying the sponsors warrants at any time after Prospect has consummated its initial business combination, but the purchasers of the sponsors warrants have agreed that the sponsors warrants will not be sold or, subject to certain limited exceptions, transferred by them and they may not exercise the sponsors warrants until 30 days after Prospect has completed a business combination. Accordingly, the sponsors warrants have been placed in escrow and will not be released until 30 days after the completion of a business combination. The sponsors warrants are not publicly traded and, as amended by the warrant amendment, will have an exercise price of $12.50 per warrant, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described in the section "The Warrant Amendment Proposal" on page 86. All of the sponsors warrants will become worthless if the merger is not consummated by November 14, 2009 (as will the remainder of the public warrants).

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  The transactions contemplated by the merger Agreement provide that David A. Minella, appointee of Prospect, will be a director of Prospect after the closing of the merger. As such, in the future he will receive any cash fees, stock options or stock awards that the Prospect board of directors determines to pay to its non-executive directors.

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  David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, Prospect's President and a director, have agreed, pursuant to an agreement with Prospect and Citigroup, the representative of the underwriters in the IPO, that if Prospect liquidates prior to the consummation of a business combination, they will be jointly liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by Prospect for services rendered or contracted for or products sold to Prospect, other than with respect to amounts claimed by any third-party who executed a waiver (even if such waiver is subsequently found to be invalid and unenforceable). Prospect cannot assure you that they would be able to satisfy those obligations.

    However, Prospect believes that none of David A. Minella, LLM Structured Equity Fund L.P. and LLM Investors L.P. have any risk of being required to provide indemnification since all persons who have had contractual obligations with Prospect have waived their rights against the trust account, except for Prospect's independent accounting firm and Kennedy-Wilson with respect to certain provisions in the merger agreement. Further, under the merger agreement, Kennedy-Wilson has generally agreed that it may not proceed against the trust account to the extent it may have claims for damages arising out of the proposed merger and the merger agreement, except to the extent there are damages arising from Prospect's or its representatives' breach of an agreement not to seek to consummate a different business combination. If Prospect or its representatives should breach this provision, Kennedy-Wilson would have the right to proceed against assets in the trust account, up to a maximum of $10,000,000, which would reduce the amount of cash available in the trust account.

        See the section entitled, "The Merger Proposal—Interests of Prospect's Directors and Officers in the Merger" on page 110 and the section entitled "Information Related to Prospect—Liquidation If No Business Combination" on page 196 for additional information.

Actions That May Be Taken to Secure Approval of Prospect's Stockholders and Warrantholders

        At any time prior to the special meeting of Prospect stockholders and special meeting of Prospect warrantholders, during a period when they are not then aware of any material nonpublic information regarding Prospect or its securities and pursuant to agreements in a form that would not violate insider trading rules, Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates may purchase shares or public warrants from institutional and other investors, or execute agreements to purchase such shares of common stock or public warrants from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of Prospect common stock or public warrants or vote their shares of common stock or public warrants in favor of the merger proposal and the warrant amendment proposal, as applicable. The purpose of such public warrant purchases and other transactions would be to increase the likelihood that holders of a majority of shares underlying the warrants is present and voting at the special meeting of Prospect warrantholders and that holders of a majority of shares underlying the Prospect warrants vote in favor of the warrant amendment proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the public shares present in person or by proxy and eligible to vote at the special meeting of Prospect stockholders vote in favor of the merger proposal, and that holders of fewer than 30% of the public shares vote against the merger proposal and demand conversion of their public shares into cash where it appears that such requirements would otherwise not be met.

        In making any such purchase, Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates would approach a limited number of large stockholders of Prospect that have indicated an intention to vote against the merger proposal (which information Prospect would provide to its affiliates, Kennedy-Wilson, and the affiliates of Kennedy-Wilson), and engage in direct negotiations for the purchase of such stockholders' positions. Such stockholders could include those who have already voted via proxy and who have made their conversion demands. All stockholders approached in this manner would be institutional or sophisticated investors. Arrangements of such nature would only be entered into and effected in accordance with applicable law, including securities laws.

        While the exact nature of any incentives that would be provided by the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares or public warrants, including the granting of put options and the transfer to such investors or holders of shares of common stock or public warrants owned by the Prospect founders for nominal value. Any incentives provided to a stockholder would be privately negotiated with each stockholder who wishes to enter into such transactions. As these arrangements will be made with stockholders who would otherwise have voted against the transaction, such incentives would benefit stockholders who have voted in favor of the transaction knowing that these arrangements are possible, and/or who wish to remain long-term stockholders of the post-merger company and who would like the transaction to be consummated, because these arrangements increase the likelihood that the transaction will indeed be consummated. Accordingly, Prospect believes that these arrangements are in the interest of all stockholders because there is an opportunity for all stockholders to get the choice that they prefer. Stockholders who wish to sell their shares and receive cash may have an opportunity to do so, and those who support and vote in favor of the transaction and who wish to remain stockholders of the post-merger company have an increased chance of doing so. The amount and nature of any such incentives would be determined based on the willingness of those parties to incur the time and legal expense necessary to effect such an arrangement and would be the result of an arms-length negotiation between the respective parties. Certain holders of Prospect common stock may not be offered any such incentives because, based on information publicly provided by other special purchase acquisition companies entering into similar arrangements, Prospect believes that such stockholders are not interested in a entering into an arrangement contingent upon consummation of the transaction and/or in expending the time or cost that may be associated with entering into such arrangements. In addition, there are certain other stockholders who have expressed to Prospect a desire to continue to hold their shares in Prospect and to be long-term investors in the post-merger company and accordingly are not interested in entering into these types of arrangements.

        The purchase price for any shares purchased pursuant to these arrangements is likely to be negotiated based on the per share value held in Prospect's trust account, rather than the prevailing market price. The purchase price paid in these arrangements will not exceed a premium of up to $0.04 per share over the per share value held in Prospect's trust account. The maximum amount that Prospect will expend for these types of arrangements is $100,200,000 from the proceeds in the trust account to purchase up to no more than 40% of the Prospect outstanding shares. Accordingly, Prospect's net assets at book value per common share would be reduced by the net effect of such share purchases on a weighted-average basis. For example, assuming that no holders of Prospect common stock exercise their conversion rights and assuming that the minimum of 12,500,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $0.92 per share. Likewise, assuming that holders of 29.99% of Prospect common stock exercise their conversion rights and assuming that the maximum of 25,000,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $1.34 per share. Entering into any such arrangements may have a depressive effect on Prospect's stock and public warrants.

        Definitive arrangements have not yet been determined but may include agreements between Prospect, the Prospect founders and their respective affiliates on the one hand and the holders of common stock or public warrants on the other hand pursuant to which Prospect would agree to purchase common stock or public warrants from such holders in connection with the closing of the merger for the price specified in the arrangements. Under the terms of such an agreement, the holder would appoint an officer of Prospect as his proxy with respect to the merger proposal or warrant amendment proposal, as applicable, and all other proposals in this proxy statement/prospectus. If, for some reason, the merger is not closed despite such agreements, the sellers would be entitled to participate in liquidation distributions from Prospect's trust account with respect to such shares.

        In addition, if holders refuse to enter into arrangements with Prospect to sell their common stock, Prospect may determine to engage a third party "aggregator" to buy shares prior to the meeting from such holders that have already indicated an intention to convert their shares and/or vote against the merger proposal. In such a case, the aggregator would purchase the shares from the original holder and then subsequently sell such shares to Prospect in connection with the closing of the merger.

        The purchase price for shares purchased pursuant to arrangements with aggregators is often at the market price, though it is possible that a purchase price might exceed the market price by up to $0.04 per share. Prospect would, in addition to paying the purchase price of such shares to this aggregator, pay it a fee. Such fee will be a maximum of 1% of the aggregator's total purchase price for such shares. Any arrangement entered into with a third party aggregator would require it to immediately notify Prospect of any such purchases so that Prospect may within one business day and, in any event, prior to the special meetings of stockholders and warrantholders file a Current Report on

Form 8-K describing such purchase, including the price of such purchase and the fact that such shares will be voted in favor of the merger proposal.

        Although Prospect does not have a definitive plan to engage the services of such an aggregator, if one is needed, the parties believe it will be in the best interests of stockholders that are voting in favor of the merger proposal since the retention of the aggregator can help ensure that the merger will be completed and the additional fee payable to the aggregator is not expected to be significant.

        As is discussed above, Prospect believes that these arrangements are in the best interest of all stockholders because there is an opportunity for all stockholders to get the choice that they prefer. Stockholders who wish to sell their shares quickly for cash may have an opportunity to do so, and those who support and vote in favor of the transaction and who wish to remain stockholders of the post-merger company have an increased chance of doing so. All shares purchased pursuant to such arrangements would remain outstanding until the closing of the merger and would be voted in favor of the merger proposal.

        Purchases pursuant to arrangements described above would be paid for with funds in Prospect's trust account and would diminish the funds available to the post-merger company for working capital by up to $100,200,000. In all events there will be sufficient funds available to Prospect from the trust account to pay the holders of all shares of common stock that are properly converted.

        If such transactions are effected, the consequence could be to cause the merger proposal or the warrant amendment proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares of common stock or public warrants by the persons described above would allow them to exert more influence over the approval of the merger proposal or the warrant amendment proposal and other proposals and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it less likely that the holders of 30% or more of the public shares will vote against the merger proposal and exercise their conversion shares.

        As a result of the purchases that may be effected through the arrangements described herein, the working capital of the post-merger company will be reduced by as much as $100,200,000. Accordingly, Prospect's net assets at book value per common share would be reduced by the net effect of such share purchases on a weighted-average basis. For example, assuming that no holders of Prospect common stock exercise their conversion rights and assuming that a minimum of 12,500,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $0.92 per share. Likewise, assuming that holders of 29.99% of Prospect common stock exercise their conversion rights and assuming that a maximum of 25,000,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $1.34 per share. In addition, it is likely that the number of beneficial holders of Prospect's securities also will be reduced from what it would have been absent these arrangements. This may inhibit Prospect's ability to list its common stock on AMEX or any other national securities exchange due to their minimum beneficial holder requirements.

        As of the date of this proxy statement/prospectus, there have been no such discussions with respect to any transaction between Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates and holders of common stock or public warrants and no agreements to such effect have been entered into with any such investor or holder. Prospect will within one business day and, in any event, prior to the special meetings of stockholders and warrantholders file a Current Report on Form 8-K to disclose any arrangements entered into with stockholders, warrantholders or aggregators, or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal, the warrant amendment proposal, the charter amendment—share increase proposal, or the charter amendment—existence proposal. In addition, Prospect will promptly post on its website any such significant purchases made until immediately prior to the special meetings of stockholders and warrantholders. If members of Prospect's board of directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed with the SEC within two business days of such transactions. Since Prospect's corporate existence will terminate on November 14, 2009 if the merger is not consummated, Prospect cannot provide stockholders who have voted for the merger with additional time beyond the meeting date to reconsider their vote. Accordingly, stockholders and warrantholders should assume that Prospect may expend the maximum amount of $100,200,000 for these types of arrangements. In addition, when access to voting ceases at 11:59 p.m. Eastern time on the day before the special meetings, stockholders and warrantholders may not know the final amount expended by Prospect, or the final number of shares or warrants purchased. Stockholders who wish to reconsider their vote up to and including the meeting date should follow the procedures set forth in Questions and Answers for Prospect Stockholders and Warrantholders About the Proposals—May I change my vote after I have mailed my signed proxy card? on page 13.

Risk Factors

        There are a number of risks related to Kennedy-Wilson's business and operations following the merger.

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  Kennedy-Wilson's business is dependent upon general economic conditions and the real estate industry, particularly in California, which have experienced significant declines. A continued downturn in the economy and the real estate industry is likely to materially and adversely affect Kennedy-Wilson's revenues due to a number of factors including declining rents, decrease in property management fees and brokerage commissions, lower sale prices for properties owned by Kennedy-Wilson independently or through joint ventures and lesser availability of loans with favorable terms.

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  The real estate investment and services industry in which Kennedy-Wilson operates presents numerous significant risks, including risks related to suffering losses on property acquisitions and dispositions, renovating development projects, volatility of operating results, the high level of competition, maintaining client relationships in connection with real estate services and potential liability resulting from breaches of contractual obligations or violations of various laws and regulations.

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  In order to execute its planned investment strategy, in the next 12 to 18 months, Kennedy-Wilson will require between approximately $650 million and $1.3 billion in third-party equity and between approximately $1.3 billion and $2.6 billion of third party debt. Kennedy-Wilson may not be able to obtain the additional capital required to execute its investment strategy on favorable terms or at all.

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  Kennedy-Wilson faces a number of additional risks associated with its operations in Japan, including risks related to exchange rate fluctuations, managing operations internationally, foreign laws and regulations and potentially adverse tax consequences.

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  Kennedy-Wilson makes and acquires debt as part of its business strategy. Kennedy-Wilson may face losses on its debt investments due to payment default and failure to collect on collateral, particularly due to the fact that Kennedy-Wilson's interests in such debt are often times subordinate to senior lenders.

  •
  Kennedy-Wilson makes a number of its investments through joint ventures with unaffiliated third parties, who may become financially unstable or take actions contrary to the best interests of Kennedy-Wilson. As a result, the success of Kennedy-Wilson's joint ventures, to some degree, is outside of its control.

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  Kennedy-Wilson is highly dependent upon certain key personnel, who have vast experience and relationships in the real estate industry. A loss of one or more key employees could have a material adverse impact on Kennedy-Wilson's operations.

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  In connection with its real estate investments, Kennedy-Wilson has incurred significant amounts of debt and guaranteed a number of loans. These debt and guarantee obligations could impair Kennedy-Wilson's cash flows and may require significant future payments. In addition, lenders impose significant operating covenants as a condition to entering into loans, which could materially restrict Kennedy-Wilson's business.

        There are a number of risks related to the merger and the related transactions.

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  For instance, under the merger agreement, neither Prospect nor its stockholders have protection of any practical indemnification, escrow or price adjustment in the event that any of the representations and warranties made by Kennedy-Wilson prove incorrect. Further, Kennedy-Wilson did not waive its rights against the assets in the trust account in the event of a breach by Prospect of certain no-shop/non-solicit provisions in the merger agreement. Further, the receipt of Prospect common stock by Kennedy-Wilson stockholders may be taxable if the merger does not qualify as a tax-free reorganization. Under the merger agreement, Prospect may also waive one or more conditions to the closing of the merger without resoliciting stockholder or warrantholder approval.

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  If the merger is not consummated because holders of 30% of public shares vote against the merger or because 30% of the public shares exercise their conversion rights, among other reasons, Prospect will be forced to liquidate and stockholders may receive less than $9.88 per share and all warrants will expire and become worthless. Further, Prospect's holders of public shares may be forced to wait to receive the liquation distributions until Prospect has commenced the liquidation process. In the event of a liquidation, third parties may bring claims against the trust account, which could reduce the amount in the trust account. Additionally, Prospect stockholders may be liable for claims by third parties to the extent of distributions received by Prospect's stockholders. Further, time and resources spent by Prospect in pursuit of the merger will have been wasted and Prospect will not have time to locate and acquire another business if the merger is not consummated. The financial statements included in this proxy statement/prospectus do not take into the account the consequences of Prospect's failure to consummate the merger by November 14, 2009.

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  If the merger is consummated, working capital of the post-merger company may be reduced by the number of holders who exercised their conversion rights and by amounts expended by Prospect in furtherance of consummation of the merger, including with respect to actions Prospect may take to secure approval of the merger by Prospect's stockholders and warrantholders. Prospect securityholders who purchased units in the IPO also may have rescission rights and related claims. This may adversely affect the post-merger company. Additionally, both Prospect and Kennedy-Wilson expect to incur significant costs associated with the merger, which will reduce amounts available for other corporate purposes. A large number of warrantholders could opt for the cash exchange, resulting in less working capital as well. Finally, Kennedy-Wilson has not recently operated as a "reporting company" and fulfilling these obligations will be expensive and time consuming.

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  Because of Prospect's directors, officers and affiliates ownership stake in Prospect's stock and warrants and the risk of Prospect's liquidation, such interests may have influenced their decision to approve the merger. These individuals also hold a substantial interest in Prospect and may be able to influence certain actions requiring stockholder or warrantholder action. Additionally, certain founders are liable to ensure that the proceeds of the trust account are not reduced by vendor clams in the event the merger is not consummated, which may have influenced their decision to approve the merger. The post-merger company's directors and officers and affiliates also will be significant stockholders and will have influence over the outcome of matters submitted to stockholders for approval.

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  As a result of the merger, the ownership interest of Prospect's current stockholders may be reduced. Prospect's warrants may be exercised, which would further dilute Prospect stockholders. Post-merger, the Guardian Note (defined herein) could be converted and additional equity securities issued, which would further reduce the interest of Prospect stockholders. Additionally, AMEX may delist Prospect's securities on its exchange, limiting holders ability to trade securities. In event that Prospect's due diligence investigation of Kennedy-Wilson was inadequate, than Prospect stockholders following the merger could lose some or all of their investment.

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  If the merger's benefits do not meet expectations, the market price of the post-merger company's common stock may decline. Also, the price of the post-merger's company common stock may be volatile due to a number of other factors, including changes in real estate prices and market conditions in the industry. Activities taken by existing Prospect securityholders to increase the likelihood of approving the merger also could have a depressive effect on the value of Prospect common stock and if Prospect's founders or its sponsors exercise their registration rights, it may have an adverse effect on the market price of common stock.

        In evaluating the merger proposal, the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal, the equity participation plan proposal, and the director election proposal, stockholders should carefully read this proxy statement/prospectus and especially consider the factors discussed above and as more fully described in the section entitled "Risk Factors" on page 46.

        In evaluating the warrant amendment proposal, warrantholders should carefully read this proxy statement/prospectus and especially consider the factors discussed above and as more fully described in the section entitled "Risk Factors" on page 46.

Recommendations to Prospect Warrantholders

        Prospect's board of directors believes that the warrant amendment proposal to be presented at the special meeting of Prospect warrantholders is fair to and in the best interest of Prospect's warrantholders and unanimously recommends that its warrantholders vote "FOR" this proposal.

Recommendation to Prospect Stockholders

        Prospect's board of directors believes that each of the merger proposal, the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal, the equity participation plan proposal and the director election proposal to be presented at the special meeting of Prospect stockholders are fair to and in the best interest of Prospect's stockholders and unanimously recommends that its stockholders vote "FOR" each of the proposals.

Conditions to Closing of the Merger

General Conditions

        Consummation of the merger by Prospect and Kennedy-Wilson is conditioned upon, among other things:

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  Prospect having filed and the SEC having declared this proxy statement/prospectus effective and no stop order suspending the effectiveness of this proxy statement/prospectus having been issued by the SEC and no proceeding for that purpose having been initiated or, to the knowledge of Prospect or Kennedy-Wilson, threatened by the SEC;

  •
  Prospect receiving the approval of the merger by its stockholders in accordance with its amended and restated certificate of incorporation and less than 30% of the public shares having exercised their conversion rights;

  •
  Kennedy-Wilson receiving the approval of the merger by its stockholders in accordance with the DGCL;

  •
  both parties having executed and delivered each of the transaction documents;

  •
  legal opinions received by both parties from the counsel representing the other party;

  •
  certificates of good standing received by both parties;

  •
  the certificate of merger being filed with and accepted by the Secretary of State of the State of Delaware and the merger being effective under the DGCL; and

  •
  all applicable waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act") having expired or otherwise been terminated and all notices, reports, registrations and other filings with, and all consents, approvals and authorizations with governmental authorities having been made or obtained, as the case may be.

        Either party may waive one or more conditions to the consummation of the merger. However, to the extent a material condition is waived by one of the parties, which waiver would render any prior disclosure materially misleading, Prospect intends to resolicit the approval of its stockholders of the merger.

Kennedy-Wilson's Conditions to Closing

        The obligations of Kennedy-Wilson to consummate the transactions contemplated by the merger agreement also are conditioned upon the following, among other things:

  •
  Prospect's representations and warranties set forth in merger agreement being true in all material respects as of the closing (except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a material adverse effect on Prospect) and Prospect having performed and complied in all material respects with all covenants and agreements required by the merger agreement prior to the closing of the merger;

  •
  since the date of the merger agreement there having been no occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on Prospect;

  •
  no action, suit or proceeding having been instituted by any court or governmental or regulatory body to (i) restrain, modify or prevent the merger agreement, or seek damages or a discovery order in connection with the merger agreement or (ii) which has a material adverse effect on Prospect;

  •
  Prospect's warrantholders having approved the warrant amendment;

  •
  Prospect's directors and officers, who are not continuing as directors or officers of Prospect after the merger, having resigned and provided copies of the resignation letters to Prospect, stating that they have no claim for employment compensation from Prospect;

  •
  Prospect delivering an officer's certificate certifying that the authorizing documents are true, complete and correct and remain in full force and effect;

  •
  Prospect delivering a compliance certificate certifying that the conditions to the merger have been fulfilled;

  •
  no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or legal or regulatory restraint provision limiting Prospect's conduct or operation of the business after the closing of the merger;

  •
  Prospect and Merger Sub having filed all reports required under the U.S. federal securities laws as of the effective time of the merger;

  •
  no formal or informal SEC investigation or proceeding having been initiated by the SEC against Prospect or any of its officers or directors;

  •
  Prospect having maintained its status as a company whose common stock and warrants are listed on AMEX and no reason existing as to why such status shall not continue immediately following the effective time of the merger;

  •
  Prospect founders having delivered certificates representing 4.75 million shares of Prospect common stock duly endorsed in blank with executed blank stock powers pursuant to the terms of the forfeiture agreement; and

  •
  Prospect having available a minimum of $75,000,000, after taking into account all expenses and liabilities of Prospect and Kennedy-Wilson and other payments required to be made by Prospect or Kennedy-Wilson at or immediately after closing, except amounts to be paid to officers in connection with the merger and any debt accelerated for failure of Kennedy-Wilson to obtain a consent, plus an amount equal to the number of shares of Prospect common stock which would be issuable pursuant to dissenting shares if such shares had not exercised dissenters' rights multiplied by $37.00, up to a maximum of $11,370,026, for use by the post-merger company after the closing.

Prospect's Conditions to Closing

        The obligations of Prospect to consummate the transactions contemplated by the merger agreement also are conditioned upon the following, among other things:

  •
  Kennedy-Wilson's representations and warranties set forth in merger agreement being true in all material respects as of the closing (except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a material adverse effect on Kennedy-Wilson) and Kennedy-Wilson having performed and complied in all material respects with all covenants and agreements required by the merger agreement prior to the closing of the merger;

  •
  no action, suit or proceeding having been instituted by any court or governmental or regulatory body to (i) restrain, modify or prevent the merger agreement, or seek damages or a discovery order in connection with the merger agreement or (ii) which has a material adverse effect on Kennedy-Wilson;

  •
  since the date of the merger agreement there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on Kennedy-Wilson;

  •
  Prospect's warrantholders having approved the warrant amendment;

  •
  Kennedy-Wilson having entered into amended employment agreements with each of William McMorrow, Mary Ricks and Donald Herrema;

  •
  the holders of Kennedy-Wilson options granted under its 1992 Incentive and Nonstatutory Stock Option Plan ("1992 Plan") having exercised such options for Kennedy-Wilson common stock and the holders of other options and equity compensation having agreed to cancel such rights and Kennedy-Wilson having terminated its 1992 and 2009 plans;

  •
  Kennedy-Wilson delivering an officer's certificate certifying that the authorizing documents are true, complete and correct and remain in full force and effect;

  •
  Kennedy-Wilson delivering a compliance certificate certifying that the conditions to the merger have been fulfilled;

  •
  no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or legal or regulatory restraint provision limiting Kennedy-Wilson's conduct or operation of the business after the closing of the merger;

  •
  holders of no more than 10% of the issued and outstanding Kennedy-Wilson common stock, and no more than 10% of the issued and outstanding Kennedy-Wilson preferred stock, have validly exercised their appraisal rights, provided that Prospect shall not waive this condition if the number of outstanding shares of Kennedy-Wilson common stock or preferred stock for which holders exercise appraisal rights is such that, pursuant to the transactions contemplated by the merger agreement, Prospect will not be acquiring "control" of Kennedy-Wilson as defined in Section 368(c) of the Code, solely in exchange for Prospect common stock;

  •
  Kennedy-Wilson having delivered to Prospect evidence that all required consents have been obtained;

  •
  no formal or informal SEC investigation or proceeding having been initiated by the SEC against Kennedy-Wilson or any of its officers or directors; and

  •
  Kennedy-Wilson having filed an amendment to its Certificate of Designation, Preferences and Rights of its preferred stock.

Termination

        The merger agreement may be terminated prior to closing:

  •
  by mutual written consent of Prospect and Kennedy-Wilson;

  •
  by Prospect if Kennedy-Wilson notifies Prospect that it will be unable to obtain one or more required consents by October 15, 2009; or

  •
  by either Prospect or Kennedy-Wilson if:

  (i)
  the merger is not consummated on or before November 13, 2009;

  (ii)
  a governmental authority shall enter an order which prohibits the merger;

  (iii)
  it is not in material breach of the merger agreement and the other party is in breach of the merger agreement in a manner which prevents satisfaction of the closing conditions in the merger agreement, which breach is not cured with 10 business days' notice;

  (iv)
  if the board of directors of the other party fails to recommend, or withdraws or modifies its recommendation of the merger agreement;

  (v)
  if the Prospect common stockholders fail to approve the merger, or if 30% or more of the Prospect common stockholders exercise their conversion rights; or

  (vi)
  if the Kennedy-Wilson common stockholders do not approve the merger on or prior to November 13, 2009.

Effect of Termination

        Except as otherwise provided in the merger agreement, in the event of proper termination of the merger agreement by either Prospect or Kennedy-Wilson, the merger agreement will have no further force and effect, without any liability or obligation on the part of Prospect or Kennedy-Wilson and each party will destroy all documents, work papers and materials of the other party relating to the transactions contemplated; provided, however, that those provisions which survive the termination of the merger agreement, including that Kennedy-Wilson will not seek recourse against the trust account except for a claim for damages if Prospect breaches its no shop/non-solicit provision, shall not be void and that such termination will not terminate the rights or remedies of any party against another party that has violated or breached the merger agreement prior to such termination.

        If the merger agreement is terminated by either party should Kennedy-Wilson fail to receive its common stockholder approval, Kennedy-Wilson shall be obligated to pay Prospect $10,000,000. If such amount is not paid within 30 days after termination of the merger agreement, interest will begin to accrue on this amount. Prospect is not obligated to pay any fees (other than expenses incurred) should the merger agreement be terminated or the merger not consummated.

Fees and Expenses

        All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that the parties will each pay one-half of fees related to filings under the HSR Act and printing costs.

Certain United States Federal Income Tax Consequences

        For United States federal income tax purposes:

  •
  No gain or loss will be recognized by Prospect or non-converting United States Holders (as such term is defined in "The Merger Proposal—Material United States Federal Income Tax Consequences—General" on page 135) of Prospect common stock as a result of the merger;

  •
  A United States Holder of Prospect common stock who exercises conversion rights and effects a complete termination of the stockholder's interest in Prospect (including any actual or constructive interest in Prospect) generally will be required to recognize capital gain or loss upon the exchange of that stockholder's shares of common stock of Prospect for cash, if such shares were held as a capital asset at the time of the exchange. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder's shares of Prospect common stock; and

  •
  A United States Holder of public warrants who elects the cash exchange will recognize capital gain or loss with respect to the public warrants equal to the difference between the amount of cash received for the public warrants and the holder's adjusted basis in the public warrants, if such warrants were held as a capital asset at the time of the exchange. A United States Holder of public warrants who elects to continue to hold the public warrants, as amended, and a United States Holder of sponsor warrants, as applicable, will be treated as exchanging his or her "old" warrants for "new" warrants in connection with the merger transaction. As such, neither a United States Holder of public warrants nor a United States Holder of sponsor warrants should recognize any gain or loss in connection with the warrant amendment.

        Furthermore, in the opinion of Loeb & Loeb LLP (which has been filed as Exhibit 8.2 to the Registration Statement of which this proxy statement/prospectus forms a part), the merger will qualify as a reorganization within the meaning of Section 368(a) of Code and therefore no gain or loss will be recognized by United States Holders of Kennedy-Wilson common stock or preferred stock who receive solely shares of Prospect common stock in exchange for shares of Kennedy-Wilson stock pursuant to the merger. However, a United States Holder of Kennedy-Wilson common stock or preferred stock who exercises its appraisal rights and who receives cash in exchange for its shares of Kennedy-Wilson common stock or preferred stock generally will recognize capital gain or loss if such shares were held as a capital asset at the time of the exchange. Such gain or loss is generally measured by the difference between the amount of cash received and the tax basis of that stockholder's shares of Kennedy-Wilson common stock or preferred stock transferred. Such opinion, however, is not binding on the Internal Revenue Service or the courts and is subject to certain assumptions, limitations and qualifications as set forth therein.

        For a further description of these material United States federal income tax consequences of the merger, please see the information set forth in "The Merger Proposal—Material United States Federal Income Tax Consequences" on page 135 for additional information.

Anticipated Accounting Treatment

        The acquisition will be accounted for as a "reverse merger" and recapitalization since immediately following the completion of the transaction, the stockholders of Kennedy-Wilson immediately prior to the business combination will have effective control of Prospect through its approximately 47.2% stockholder interest in the post-merger company, assuming no share conversions (54.6% in the event of maximum share conversion), which includes its largest principal stockholder owning approximately 26.1% of the Kennedy-Wilson stockholder interest in the post-merger company. In addition, through Kennedy-Wilson's 47.2% stockholder interest, Kennedy-Wilson will maintain effective control of the post-merger company through control of a substantial portion of the board of directors by maintaining six of the seven board seats for an expected term ranging from one to of three years. Additionally, all of Kennedy-Wilson's senior executive positions will continue on as management of the post-merger company after consummation of the merger. For accounting purposes, Kennedy-Wilson will be deemed to be the accounting acquirer in the merger and, consequently, the merger will be treated as a recapitalization of Kennedy-Wilson. Accordingly, Kennedy-Wilson's assets, liabilities and results of operations will become the historical financial statements of the registrant, and Prospect's assets, liabilities and results of operations will become consolidated with Kennedy-Wilson effective as of the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. All direct costs of the merger will be charged to operations in the period that such costs are incurred.

Regulatory Matters

        Prospect and Kennedy-Wilson do not expect that the merger will be subject to any state or federal regulatory requirements other than (i) filings under applicable securities laws and the effectiveness of the registration statement of which this proxy statement/prospectus is a part, (ii) expiration or early termination of any applicable waiting periods under the HSR Act, and (iii) the filing of certain merger documents with the Secretary of State of the State of Delaware. Prospect and Kennedy-Wilson intend to comply with all such requirements.

Selected Historical Financial Information

        To assist you in your analysis of the financial aspects of the merger, please see the financial information set forth in the section "Selected Historical Financial Information" on page 155.

SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

        The selected unaudited pro forma condensed consolidated financial statements are presented on a pro forma basis for Kennedy-Wilson after giving effect to the reverse merger with Prospect.

Anticipated Accounting Treatment

        The acquisition will be accounted for as a "reverse merger" and recapitalization since immediately following the completion of the transaction, the stockholders of Kennedy-Wilson immediately prior to the business combination will have effective control of Prospect through its approximately 47.2% stockholder interest in the post-merger company, assuming no share conversions (54.6% in the event of maximum share conversion), which includes its largest principal stockholder owning approximately 26.1% of the Kennedy-Wilson stockholder interest in the post- merger company. In addition, through Kennedy-Wilson's 47.2% stockholder interest, Kennedy-Wilson will maintain effective control of the post-merger company through control of a substantial portion of the board of directors by maintaining six of the seven board seats for an expected term ranging from one to of three years. Additionally, all of Kennedy-Wilson's senior executive positions will continue on as management of the post-merger company after consummation of the merger. For accounting purposes, Kennedy-Wilson will be deemed to be the accounting acquirer in the merger and, consequently, the merger will be treated as a recapitalization of Kennedy-Wilson. Accordingly, Kennedy-Wilson's assets, liabilities and results of operations will become the historical financial statements of the registrant, and Prospect's assets, liabilities and results of operations will become consolidated with Kennedy-Wilson effective as of the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. All direct costs of the merger will be charged to operations in the period that such costs are incurred.

Selected Unaudited Pro Forma Condensed Consolidated Financial Information

        The following unaudited pro forma condensed consolidated financial information has been prepared assuming that the merger had occurred:

  •
  at the beginning of the pro forma statements of operations for the year ended December 31, 2008 and for the six months ended June 30, 2009, and

  •
  at June 30, 2009 for the pro forma balance sheet.

        Pursuant to Prospect's amended and restated certificate of incorporation, Prospect will not proceed with a transaction if stockholders owning 30% or more of the public shares vote against the transaction and exercise their conversion rights. Accordingly, Prospect may effect a transaction if stockholders owning up to one share less than 30% of the public shares exercise their conversion rights. If this occurred, Prospect would be required to convert for cash up to one share less than 30% of the 25,000,000 shares of common stock included in the units sold in the IPO, or 7,499,999 shares of common stock.

        Furthermore, as a condition of the merger, each holder of the 25,000,000 public warrants will elect either to receive upon the closing of the merger a cash payment of $0.55 per public warrant or to continue to hold their public warrants as amended public warrants, with each such amended public warrant entitling the holder thereof to purchase one share of Prospect common stock at an exercise price of $12.50 per share (increased from $7.50 per share), with a redemption trigger of $19.50 per share (increased from $14.50 per share), and an expiration date of November 14, 2013 (extended from November 14, 2012). The sponsors' warrants are being amended similarly. No more than 50% of the outstanding public warrants may be exchanged for amended public warrants. Accordingly, Prospect will be required to redeem a minimum of 12,500,000 public warrants and a maximum of 25,000,000 public warrants for an aggregate cash payment at closing ranging from $6,875,000 to $13,750,000. As the fair value of the amended public warrants was determined to be less than the value of the old warrants, no accounting entry is required with respect to the amendment of the public warrants. To the extent that 50% of the public warrantholders do not elect to receive a cash payment for their public warrants, sponsors' warrants will be included in the warrantholder group receiving cash at closing (with a cut-back applied proportionately to the group comprised of those who elect amended warrant terms and all of the sponsors' warrants) in order to meet the 50% cash-out minimum. However, under no circumstances will sponsors be permitted to elect to receive cash for their warrants.

        Accordingly, the unaudited pro forma condensed consolidated financial information presents two possible scenarios for the approval of the merger by the stockholders of Prospect, as follows:

  •
  Assuming No Stock Conversion and Minimum Warrant Repurchase: This presentation assumes that no holders of public shares exercise their conversion rights and that 12,500,000 warrants are repurchased for the cash amount; and

  •
  Assuming Maximum Stock Conversion and Maximum Warrant Repurchase: This presentation assumes that holders of 7,499,999 public shares (29.99%) exercise their conversion rights and that 25,000,000 warrants are repurchased for the cash amount.

        The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only. The historical financial information in the unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to pro forma events that are directly attributable to the merger and are factually supportable. The historical financial information in the unaudited pro forma condensed consolidated statements of operations has been adjusted to give effect to pro forma events that are directly attributable to the merger, are factually supportable, and are expected to have a continuing impact on the consolidated results. Actual results could differ from the pro forma information presented herein.

        The unaudited pro forma condensed consolidated balance sheet data reflects the acquisition of Kennedy-Wilson, as discussed in greater detail in the section entitled "Summary of the Material Terms of the Merger" on page 1. The historical balance sheet of Prospect at June 30, 2009 used in the preparation of the unaudited pro forma condensed consolidated financial information has been derived from the unaudited balance sheet of Prospect at June 30, 2009. For more detailed financial information, see the section entitled "Unaudited Pro Forma Condensed Consolidated Financial Information" on page 157.

        The selected unaudited pro forma condensed balance sheet as of June 30, 2009 is based on the unaudited historical consolidated balance sheets as of June 30, 2009 for Prospect and Kennedy-Wilson and gives effect to the merger. The selected unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2008 has been derived from audited consolidated financial statements for the year ended December 31, 2008. The selected unaudited pro forma condensed consolidated statement of operations for the six months ended June 30, 2009 has been derived from the selected unaudited consolidated financial statements of Prospect and Kennedy-Wilson for the six months ended June 30, 2009. The selected unaudited pro forma condensed statements of operations give effect to the merger as if it occurred on the first day of the period presented.

        The following selected unaudited pro forma combined financial information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes thereto included elsewhere in this proxy statement/prospectus, each of Prospect's and Kennedy-Wilson's historical consolidated financial statements and related notes, each of Prospect's and Kennedy-Wilson's "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and other financial information contained in this proxy statement/prospectus. The selected unaudited pro forma information presented herein is not intended to represent or be indicative of the financial position or results of operations that would have actually occurred had the merger occurred on the dates indicated and should not be taken as representative of the future consolidated financial position or results operations.

KENNEDY-WILSON HOLDINGS, INC.
Pro Forma Summary Unaudited Financial Information
(In thousands of U.S. Dollars, except per share amounts)

	Years Ended December 31,				Six Months Ended June 30,
	2007		2008		2009
	Pro Forma Consolidated Companies (with No Stock Conversion and Minimum Warrant Repurchase)	Pro Forma Consolidated Companies (with Maximum Stock Conversion and Maximum Warrant Repurchase)	Pro Forma Consolidated Companies (with No Stock Conversion and Minimum Warrant Repurchase)	Pro Forma Consolidated Companies (with Maximum Stock Conversion and Maximum Warrant Repurchase)	Pro Forma Consolidated Companies (with No Stock Conversion and Minimum Warrant Repurchase)	Pro Forma Consolidated Companies (with Maximum Stock Conversion and Maximum Warrant Repurchase)
Revenue	$33,393	$33,393	$32,225	$32,225	$19,300	$19,300
Net income (loss)	$7,444	$7,444	$(1,797)	$(1,797)	$(5,663)	$(5,663)
Net income (loss) attributable to common stockholders	$6,687	$6,687	$(1,851)	$(1,851)	$(5,396)	$(5,396)
Net income (loss) available to common stockholders	$6,687	$6,687	$(1,851)	$(1,851)	$(5,396)	$(5,396)
Net income per common share—
Basic	$0.14	$0.16	$(0.03)	$(0.04)	$(0.10)	$(0.12)
Diluted	$0.14	$0.16	$(0.03)	$(0.04)	$(0.10)	$(0.12)
Cash dividends per common share	$—	$—	$—	$—	$—	$—
Total assets	$370,809	$289,834	$481,953	$400,586	$507,315	$426,264
Total liabilities	$96,064	$96,064	$157,117	$157,117	$186,401	$186,401
Total equity	$274,745	$193,770	$324,511	$243,469	$320,914	$239,863

        Pro forma summary unaudited financial information is not presented for the year ended December 31, 2006 since Prospect was not formed until July 9, 2007.

HISTORICAL AND UNAUDITED COMPARATIVE PRO FORMA PER SHARE DATA

        The following table sets forth selected historical equity ownership information for Prospect and Kennedy-Wilson and unaudited pro forma combined per share ownership information after giving effect to the merger, assuming:

  •
  that no holders of public shares exercise their conversion rights and that 12,500,000 public warrants are repurchased for cash; and

  •
  that holders of 7,499,999 public shares (29.99%) exercise their conversions rights and that 25,000,000 public warrants are repurchased for cash.

        Prospect is providing this information to aid you in your analysis of the financial aspects of the merger. The historical information should be read in conjunction with "Selected Historical Financial Information" included on page 155 and the historical consolidated financial statements of Prospect and Kennedy-Wilson and the related notes thereto included elsewhere in this proxy statement/prospectus. The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited condensed combined pro forma financial data and related notes included elsewhere in this proxy statement/prospectus.

        The unaudited pro forma consolidated per share information does not purport to represent what the actual results of operations of Prospect or Kennedy-Wilson would have been had the merger been completed or to project Prospect's or Kennedy-Wilson's results of operations that may be achieved after the merger. The unaudited pro forma book value per share information below does not purport to represent what the value of Prospect and Kennedy-Wilson would have been had the merger been completed nor the book value per share for any future date or period.

 KENNEDY-WILSON HOLDINGS, INC.
Comparative Per Share Information

	Prospect Acquisition Corp.		Kennedy- Wilson, Inc.	Pro Forma Consolidated Companies (with No Stock Conversion and Minimum Warrant Repurchase)	Pro Forma Consolidated Companies (with Maximum Stock Conversion and Maximum Warrant Repurchase)
Historical Information—
Number of common shares issued and outstanding—
December 31, 2008	31,250,000		5,466,150	—	—
June 30, 2009	31,250,000		5,387,997	—	—
Basic net income (loss) per common share from continuing operations—
Year ended December 31, 2006	NA	(1)	$1.23	—	—
Year ended December 31, 2007	$0.05	(1)	$1.85	—	—
Year ended December 31, 2008	$0.05		$(0.32)	—	—
Six months ended June 30, 2009	$(0.01)		$(1.24)	—	—
Diluted net income (loss) per common share from continuing operations—
Year ended December 31, 2006	NA	(1)	$1.07	—	—
Year ended December 31, 2007	$0.05	(1)	$1.67	—	—
Year ended December 31, 2008	$0.05		$(0.32)	—	—
Six months ended June 30, 2009	$(0.01)		$(1.24)	—	—
Net assets at book value per common share—December 31, 2008	$7.65	(2)	$19.36	—	—
June 30, 2009	$7.65	(2)	$19.30	—	—
Pro Forma Information—
Number of common shares issued and outstanding at closing—
Under no conversion assumption	26,750,000		26,000,000	52,750,000
(% of total)	50.71%		49.29%	100.00%
Under maximum conversion assumption	19,250,001		26,000,000	—	45,250,001
(% of total)	42.54%		57.46%	—	100.00%
Basic net income (loss) per common share from continuing operations—
Year ended December 31, 2007	—		—	$0.14	$0.16
Year ended December 31, 2008	—		—	$(0.03)	$(0.04)
Six months ended June 30, 2009	—		—	$(0.10)	$(0.12)
Diluted net income (loss) per common share from continuing operations—
Year ended December 31, 2007	—		—	$0.14	$0.16
Year ended December 31, 2008	—		—	$(0.03)	$(0.04)
Six months ended June 30, 2009	—		—	$(0.10)	$(0.12)
Net assets at book value per common share—
December 31, 2008	—		—	$6.15	$5.38
June 30, 2009	—		—	$6.08 (3)	$5.30 (3)

(1)
Historical and pro forma basic and diluted net income (loss) per common share for Prospect is presented from Prospect's date of inception, July 9, 2007.

(2)
Net assets used to calculated Prospect's historical book value per share includes the value of common stock subject to possible conversion.

(3)
As a result of purchases that may be effected through arrangements described in the section entitled "Summary of the Proxy Statement/Prospectus—Actions That May be Taken to Secure Approval of Prospect's Stockholders and Warrantholders" on page 30, the working capital of the post-merger company would be reduced by as much as $100,200,000. Accordingly, Prospect's net assets at book value per common share would be reduced by the net effect of any such share purchases on a weighted-average basis. If Prospect spends the maximum amount of $100,200,000, (i) assuming that no holders of Prospect common stock exercise their conversion rights and that the minimum of 12,500,000 warrants elect the cash amount, Prospect's net assets at book value per common share would be reduced by $0.92 per share, from $6.08 per share to $5.16 per share, a decrease of 15.1%; and (ii) assuming that holders of 29.99% of Prospect common stock exercise their conversion rights and that the maximum of 25,000,000 warrants elect the cash amount, Prospect's net assets at book value per common share would be reduced by $1.34 per share, from $5.30 per share to $3.96 per share, a decrease of 25.3%.

RISK FACTORS

        You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.

Risks Related to Kennedy-Wilson's Business and Operations Following the Merger

The success of Kennedy-Wilson's business is significantly related to general economic conditions and the real estate industry and, accordingly, its business has been and could continue to be harmed by the economic slowdown and downturn in real estate asset values, property sales and leasing activities.

        Kennedy-Wilson's business is closely tied to general economic conditions and the real estate industry. As a result, Kennedy-Wilson's economic performance, the value of its real estate and real estate secured notes, and its ability to implement its business strategies may be affected by changes in national and local economic conditions. The condition of the real estate markets in which Kennedy-Wilson operates tends to be cyclical and related to the condition of the economy in the U.S. and Japan as a whole and to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past and a recurrence of these conditions in the U.S. or a deeper recession in Japan could result in a reduction in Kennedy-Wilson's revenues. In addition, the economic condition of each local market where Kennedy-Wilson operates may be dependent on one or more industries. Kennedy-Wilson's ability to change its portfolio promptly in response to economic or other conditions is limited. Certain significant expenditures, such as debt service costs, real estate taxes, and operating and maintenance costs are generally not reduced when market conditions are poor. These factors would impede Kennedy-Wilson from responding quickly to changes in the performance of its investments and could adversely impact its business, financial condition and results of operations. Kennedy-Wilson has experienced in past years, is currently experiencing, and expects in the future to be negatively impacted by, periods of economic slowdown or recession, and corresponding declines in the demand for real estate and related services, within the markets in which it operates. The current economic recession has been extraordinary for its worldwide scope, its severity and its impact on major financial institutions, among other aspects. The current recession and the downturn in the real estate market have resulted in and/or may continue to result in:

  •
  a general decline in rents due to defaulting tenants or less favorable terms for renewed or new leases;

  •
  fewer purchases and sales of properties by clients, resulting in a decrease in property management fees and brokerage commissions;

  •
  a decline in actual and projected sale prices of Kennedy-Wilson's properties resulting in lower returns on the properties in which it has invested;

  •
  higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans and mezzanine financing, all of which could increase costs and could limit Kennedy-Wilson's ability to acquire additional real estate assets; and

  •
  a decrease in the availability of lines of credit and other sources of capital used to purchase real estate investments and distressed notes.

Kennedy-Wilson could lose part or all of its investment in the real estate properties it has interests in, which could have a material adverse effect on its financial condition and results of operations.

        There is the inherent possibility in all of Kennedy-Wilson's real estate investments that it could lose all or part of its investment. Real estate investments are generally illiquid, which may affect

Kennedy-Wilson's ability to change its portfolio in response to changes in economic and other conditions. Moreover, in its joint ventures and funds that invest in real estate, Kennedy-Wilson may not be able to unilaterally decide the timing of the disposition of an investment, and as a result, may not control when and whether any gain will be realized or loss avoided. The value of Kennedy-Wilson's investments can also be diminished by:

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  civil unrest, acts of war and terrorism and acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured or underinsured losses);

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  the impact of present or future legislation in the U.S. or in Japan (including environmental regulation, changes in laws concerning foreign ownership of property, changes in real estate tax rates, changes in zoning laws and laws requiring upgrades for disabled persons) and the cost of compliance with these types of legislation; and

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  liabilities relating to claims to the extent insurance is not available or is inadequate.

Kennedy-Wilson may be unsuccessful in renovating the development properties it acquires resulting in investment losses.

        Part of Kennedy-Wilson's investment strategy is to locate and acquire real estate assets that it believes are undervalued and to improve them to increase their resale value. Kennedy-Wilson faces risks arising from the acquisition of properties not yet fully developed or in need of substantial renovation or redevelopment, particularly the risk that Kennedy-Wilson overestimates the value of the property and the risk that the cost or time to complete the renovation or redevelopment will exceed the budgeted amount. Such delays or cost overruns may arise from:

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  shortages of materials or skilled labor;

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  a change in the scope of the original project;

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  the difficulty in obtaining necessary zoning, land-use, environmental, building, occupancy and other governmental permits and authorization;

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  the discovery of structural or other latent defects in the property once construction has commenced; and

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  delays in obtaining tenants.

        Any failure to complete a redevelopment project in a timely manner and within budget or to sell or lease the project after completion could have a material adverse effect upon Kennedy-Wilson's business, results of operation and financial condition.

Kennedy-Wilson may not recover part or any of its investment in the mezzanine loans it makes or acquires due to a number of factors including the fact that such loans are subordinate to the interests of senior lenders.

        Kennedy-Wilson also has made and expects to continue to make or acquire mezzanine loans, which are loans that are secured by real property, but are subject to the interests of lenders who are senior to Kennedy-Wilson. These mezzanine loans are considered to involve a high degree of risk compared to other types of loans secured by real property. This is due to a variety of factors, including that a foreclosure by the holder of the senior loan could result in its mezzanine loan becoming uncollectible. Accordingly, Kennedy-Wilson may not recover the full amount, or any, of its investment in mezzanine loans. In addition, mezzanine loans may have higher loan to value ratios than conventional term loans.

If Kennedy-Wilson is unable to raise additional debt and equity capital, its results of operations could suffer.

        Kennedy-Wilson depends upon third-party equity and debt financings to acquire properties through its investment business, which is a key driver of future growth. Kennedy-Wilson estimates that in the next 12 to 18 months its acquisition plan will require between approximately $650 million and $1.3 billion in third-party equity and between approximately $1.3 billion and $2.6 billion in third-party debt. Kennedy-Wilson expects to obtain debt financing from seller financing, the assumption of existing loans, government agencies and financial institutions. Kennedy-Wilson expects to obtain equity financing from separate account investors and fund investors, which include pension funds, family offices, financial institutions, endowments and money managers. Kennedy-Wilson's access to capital funding is uncertain. The current global economic crisis has resulted in a severe tightening of the credit markets as well as other sources of capital. Kennedy-Wilson's inability to raise additional capital on terms reasonably acceptable to it could jeopardize the future success of its business.

Kennedy-Wilson's operations in Japan subject it to additional social, political and economic risks associated with conducting business in foreign countries, which may materially adversely effect Kennedy-Wilson's business and results of operations.

        One of Kennedy-Wilson's strategies for the future is to continue its operations and investments in Asia, particularly in Japan. In furtherance of this strategy, Kennedy-Wilson expects to commit additional resources to expand its sales and marketing activities in Japan and expand its service offerings and products in selected markets throughout Asia. If Kennedy-Wilson is successful in implementing this strategy, the increased scope of its international operations may lead to more volatile financial results and difficulties in managing its businesses. This volatility and difficulty could be caused by, among other things, the following:

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  restrictions and problems relating to the repatriation of profits;

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  difficulties and costs of staffing and managing international operations;

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  the burden of complying with multiple and potentially conflicting laws;

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  laws restricting foreign companies from conducting business and unexpected changes in regulatory requirements;

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  the impact of different business cycles and economic instability;

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  political instability and civil unrest;

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  greater difficulty in perfecting its security interests, collecting accounts receivable, foreclosing on security and protecting its interests as a creditor in bankruptcies in certain geographic regions;

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  potentially adverse tax consequences;

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  share ownership restrictions on foreign operations;

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  Japanese property and income taxes, tax withholdings and tariffs; and

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  geographic, time zone, language and cultural differences between personnel in different areas of the world.

        The current economic downturn has significantly affected countries throughout Asia, including Japan. The worldwide recession has led to falling stock prices and asset values in Asia and reduced economic growth prospects in Asia. Several property markets in Asia have been affected by real estate developments that resulted in an oversupply of completed or partially completed space. Property prices have fallen along with prices of other investments and asset values.

Kennedy-Wilson's revenues and earnings may be materially and adversely affected by fluctuations in foreign currency exchange rates due to its international operations.

        Kennedy-Wilson's revenues from non-U.S. operations have been primarily denominated in the local currency where the associated revenues were earned. Thus, Kennedy-Wilson may experience significant fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. To date, Kennedy-Wilson's foreign currency exposure has been limited to the Japanese Yen. Due to the constantly changing currency exposures to which Kennedy-Wilson will be subject and the volatility of currency exchange rates, there can be no assurance that Kennedy-Wilson will not experience currency losses in the future, nor can Kennedy-Wilson predict the effect of exchange rate fluctuations upon future operating results. Kennedy-Wilson's management may decide to use currency hedging instruments from time to time including foreign currency forward contracts, purchased currency options (where applicable) and foreign currency borrowings. The economic risks associated with these hedging instruments include unexpected fluctuations in inflation rates, which could impact cash flow relative to paying down debt, and unexpected changes in Kennedy-Wilson's underlying net asset position. There can be no assurance that any hedging will be effective.

Kennedy-Wilson's joint venture activities subject it to unique third-party risks, including risks that other participants may become bankrupt or take action contrary to the best interests of Kennedy-Wilson.

        Kennedy-Wilson has utilized joint ventures for large commercial investments and real estate developments. Kennedy-Wilson plans to continue to acquire interests in additional limited and general partnerships, joint ventures and other enterprises, or joint ventures, formed to own or develop real property or interests in real property or note pools. It is Kennedy-Wilson's strategy in Japan to invest primarily through joint ventures. Kennedy-Wilson has acquired and may acquire minority interests in joint ventures and it may also acquire interests as a passive investor without rights to actively participate in management of the joint ventures. Investments in joint ventures involve additional risks, including the possibility that the other participants may become bankrupt or have economic or other business interests or goals which are inconsistent with Kennedy-Wilson's, that Kennedy-Wilson will not have the right or power to direct the management and policies of the joint ventures and that other participants may take action contrary to its instructions or requests and against its policies and objectives. Should a participant in a material joint venture act contrary to its interest, it could have a material adverse effect upon Kennedy-Wilson's business, results of operations and financial condition. Moreover, Kennedy-Wilson cannot be certain that it will continue these investments, or that it can identify suitable joint venture partners and form new joint ventures in the future.

Kennedy-Wilson purchases distressed notes that have a higher risk of default and delinquencies than newly originated loans and as a result, Kennedy-Wilson may lose part or all of its investment in such notes.

        Kennedy-Wilson may purchase notes that are unsecured or secured by real or personal property. These notes are generally non-performing or sub-performing, and often are in default at the time of purchase. In general, the distressed notes Kennedy-Wilson acquires are highly speculative investments and have a greater than normal risk of future defaults and delinquencies as compared to newly originated loans. Returns on loan investments depend on the borrower's ability to make required payments or, in the event of default, Kennedy-Wilson's security interests, if any, and its ability to foreclose and liquidate whatever property may be securing the note. Kennedy-Wilson cannot be sure that it will be able to collect on a defaulted loan or foreclose on security successfully or in a timely fashion. There may also be instances when Kennedy-Wilson is able to acquire title to an underlying property and sell it, but not make a profit on its investment.

Kennedy-Wilson's operating results are subject to significant volatility from quarter to quarter as a result of the varied timing and magnitude of its strategic acquisitions and dispositions.

        Kennedy-Wilson has experienced a fluctuation in its financial performance from quarter to quarter due in part to the significance of revenues from the sales of real estate on overall performance. The timing of purchases and sales of its real estate investments has varied, and will continue to vary, widely from quarter to quarter due to variability in market opportunities, changes in interest rates, and the overall demand for residential and commercial real estate, among other things. While these factors have contributed to Kennedy-Wilson experiencing increased operating income and earnings in the fourth quarter in past years, there can be no assurance that Kennedy-Wilson will continue to perform better in the fourth quarter.

        In addition, the timing and magnitude of brokerage commissions paid to Kennedy-Wilson may vary widely from quarter to quarter depending upon overall activity in the general real estate market and the nature of its brokerage assignments, among other things.

Kennedy-Wilson may not be successful in competing with companies in the real estate services and investment industry, some of which may have substantially greater resources than Kennedy-Wilson.

        Real estate services and investment businesses are highly competitive. Kennedy-Wilson's principal competitors include both large multinational companies and national and regional firms, such as Jones Lang LaSalle, Inc., and CB Richard Ellis, Inc. Many of its competitors have greater financial resources and broader global presences than Kennedy-Wilson. Kennedy-Wilson competes with companies in the U.S., and to a limited extent, in Japan, with respect to:

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  selling commercial and residential properties on behalf of customers through brokerage and auction services;

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  leasing and property management, including construction and engineering services;

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  purchasing commercial and residential properties, as well as undeveloped land for Kennedy-Wilson's own account; and

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  acquiring secured and unsecured loans.

        Kennedy-Wilson's property management operations must compete with a growing number of national firms seeking to expand market share. There can be no assurance that it will be able to continue to compete effectively, maintain current fee levels or arrangements, continue to purchase investment property profitably or avoid increased competition.

If Kennedy-Wilson is unable to maintain or develop new client relationships, its property management business and financial condition could be substantially impaired.

        Kennedy-Wilson is highly dependent on long-term client relationships and on revenues received for services under various property management agreements with third-party owners of properties. A considerable amount of Kennedy-Wilson's revenues are derived from fees related to these agreements.

        The majority of Kennedy-Wilson's property management agreements are cancelable prior to their expiration by the client for any reason on as little as 30 to 60 days' notice. These contracts also may not be renewed when their respective terms expire. If Kennedy-Wilson fails to maintain existing relationships, fails to develop and maintain new client relationships or otherwise loses a substantial number of management agreements, Kennedy-Wilson could experience a material adverse change in its business, financial condition and results of operations.

Decreases in the performance of the properties managed by Kennedy-Wilson are likely to result in a decline in the amount of property management fees and leasing commissions Kennedy-Wilson generates.

        Kennedy-Wilson's property management fees are generally structured as a percentage of the revenues generated by the properties that it manages. Similarly, its leasing commissions typically are based on the value of the lease commitments. As a result, Kennedy-Wilson's revenues are adversely affected by decreases in the performance of the properties it manages and declines in rental value. Property performance will depend upon, among other things, Kennedy-Wilson's ability to control operating expenses (some of which are beyond its control), financial conditions generally and in the specific areas where properties are located and the condition of the real estate market generally. If the performance or rental values of the properties Kennedy-Wilson manages decline, the management fees and leasing commissions Kennedy-Wilson derives from such properties could be materially adversely affected.

Kennedy-Wilson's leasing activities are contingent upon various factors including tenant occupancy and rental rates, which if adversely affected, could cause Kennedy-Wilson's operating results to suffer.

        A significant portion of Kennedy-Wilson's property management business involves facilitating the leasing of commercial space. In certain areas of operation, there may be inadequate commercial space to meet demand and there is a potential for a decline in the number of overall lease and brokerage transactions. In areas where the supply of commercial space exceeds demand, Kennedy-Wilson may not be able to renew leases or obtain new tenants for its owned and managed rental properties as leases expire. Moreover, the terms of new leases and renewals (including renovation costs or costs of concessions to tenants) may be less favorable than current leases. Kennedy-Wilson's revenues may be adversely affected by the failure to promptly find tenants for substantial amounts of vacant space, if rental rates on new or renewal leases are significantly lower than expected, or if reserves for costs of re-leasing prove inadequate. Kennedy-Wilson cannot be sure that it can continue to lease properties for its clients and for its own account in a profitable manner.

        Kennedy-Wilson's ability to lease properties also depends on:

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  the attractiveness of the properties to tenants;

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  competition from other available space;

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  its ability to provide for adequate maintenance and insurance and to pay increased operating expenses which may not be passed through to tenants;

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  the availability of capital to periodically renovate, repair and maintain the properties, as well as for other operating expenses; and

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  the existence of potential tenants desiring to lease the properties.

If Kennedy-Wilson is unable to identify, acquire and integrate suitable acquisition targets, its future growth will be impeded.

        Acquisitions and expansion have been, and will continue to be, a significant component of Kennedy-Wilson's growth strategy for the future. While maintaining its existing business lines, Kennedy-Wilson intends to continue to pursue a sustained growth strategy by increasing revenues from existing clients, expanding the breadth of its service offerings, seeking selective co-investment opportunities and pursuing strategic acquisitions.

        Kennedy-Wilson's ability to manage its growth will require it to effectively integrate new acquisitions into its existing operations while managing development of principal properties. Kennedy-Wilson expects that significant growth in several business lines occurring simultaneously will place substantial demands on its managerial, administrative, operational and financial resources. Kennedy-Wilson cannot be sure that it will be able to successfully manage all factors necessary for a successful expansion of its business. Moreover, Kennedy-Wilson's strategy of growth depends on the existence of and its ability to identify attractive and synergistic acquisition targets. The unavailability of suitable acquisition targets, or Kennedy-Wilson's inability to find them, may result in a decline in business, financial condition and results of operations.

The loss of one or more key personnel of Kennedy-Wilson could have a material adverse effect on its operations.

        Kennedy-Wilson's continued success is dependent to a significant degree upon the efforts of its senior executives, who have each been essential to its business. Certain of its executives have employment contracts with Kennedy-Wilson that are renewable annually. The departure of all or any of its executives for whatever reason or the inability of all or any of them to continue to serve in their present capacities or Kennedy-Wilson's inability to attract and retain other qualified personnel could have a material adverse effect upon its business, financial condition and results of operations. Kennedy-Wilson's executives have built highly regarded reputations in the real estate industry. Its executives attract business opportunities and assist both in negotiations with lenders and potential joint venture partners and in the representation of large and institutional clients. If Kennedy-Wilson lost their services, its relationships with lenders, joint venturers and clients would diminish significantly.

        In addition, certain of Kennedy-Wilson's officers have strong regional reputations and they aid in attracting and identifying opportunities and negotiating for Kennedy-Wilson and on behalf of its clients. In particular, Kennedy-Wilson views the establishment and maintenance of strong relationships through certain officers as critical to its success in the Japanese market. As Kennedy-Wilson continues to grow, its success will be largely dependent upon its ability to attract and retain qualified personnel in all areas of business. Kennedy-Wilson cannot be sure that it will be able to continue to hire and retain a sufficient number of qualified personnel to support or keep pace with planned growth.

Kennedy-Wilson is highly dependent upon the economy and real estate market in California which has recently experienced a significant downturn and is vulnerable to future decline.

        Kennedy-Wilson has a high concentration of its business activities in California. Consequently, its business, results of operations and financial condition are dependent upon general trends in the Californian economy and real estate market. The California economy has experienced a significant downturn in the current recession and a sustained decline in the value of California real estate. Real estate market declines in California have become so severe that the market value of a number of properties securing loans has become significantly less than the outstanding balances of those loans. Real estate market declines may negatively affect Kennedy-Wilson's ability to sell property at a profit. In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes, floods, wild fires and erosion-caused mudslides. The existence of adverse economic conditions or the occurrence of natural disasters in California could have a material adverse effect on Kennedy-Wilson's business, financial condition and results of operations.

Kennedy-Wilson has in the past and may continue in the future to incur significant amounts of debt to finance acquisitions, which could negatively affect Kennedy-Wilson's cash flows and subject its properties or other assets to the risk of foreclosure.

        Kennedy-Wilson has historically financed new acquisitions and property purchases with cash derived from secured and unsecured loans and lines of credit. For instance, it typically purchases real property with loans secured by a mortgage on the property acquired. Kennedy-Wilson anticipates continuing this trend. It does not have a policy limiting the amount of debt that it may incur. Accordingly, Kennedy-Wilson's management and board of directors have discretion to increase the amount of its outstanding debt at any time. Kennedy-Wilson could become more highly leveraged, resulting in an increase in debt service costs that could adversely affect results of operations and increase the risk of default on debt.

        Much of Kennedy-Wilson's debt bears interest at variable rates. As a result, Kennedy-Wilson is subject to fluctuating interest rates that may impact, adversely or otherwise, results of operations and cash flows. Kennedy-Wilson may be subject to risks normally associated with debt financing, including the risk that cash flow will be insufficient to make required payments of principal and interest, and the risk that existing indebtedness on its properties will not be able to be refinanced or that the terms of available new financing will not be as favorable as the terms of existing indebtedness. If Kennedy-Wilson is unable to satisfy the obligations owed to any lender with a lien on one of its properties, the lender could foreclose on the real property or other assets securing the loan and Kennedy-Wilson would lose that property or asset. The loss of any property or asset to foreclosure could have a material adverse effect on Kennedy-Wilson's business, financial condition and results of operations.

Kennedy-Wilson has guaranteed a number of loans in connection with various joint venture partnerships which may result in it being obligated to make substantial payments.

        Kennedy-Wilson has provided guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees was approximately $68.5 million at June 30, 2009. Subsequent to June 30, 2009, several loans have been paid down, which reduced the maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees to approximately $41.5 million. The guarantees expire by the year end of 2011 and Kennedy-Wilson's performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property. If Kennedy-Wilson were to become obligated to perform on these guarantees, it could have an adverse effect on its financial condition.

Kennedy-Wilson's auction services business has historically been countercyclical, and as a result, its operating results may be adversely affected when general economic conditions are improving.

        Kennedy-Wilson's results of operations are dependent on the performance of its auction services group, which historically has been countercyclical. Kennedy-Wilson's auction services group has recently experienced an increase in revenues due to, among other things, the substantial increase in the number of foreclosures stemming from the current economic crisis. Improvements in general economic conditions may cause auction service revenues to decrease, which could cause a material adverse impact on Kennedy-Wilson's results of operations.

Kennedy-Wilson owns real estate properties located in Hawaii, which subjects it to unique risks relating to, among other things, the current recession in Hawaii, Hawaii's economic dependence on fluctuating tourism, the isolated location of Hawaii and the potential for natural disasters.

        Kennedy-Wilson conducts operations and owns properties in Hawaii. Consequently, its business, results of operations and financial condition are dependent upon and affected by general trends in the Hawaiian economy and real estate market. The Hawaiian economy has experienced a significant downturn in the current recession and a sustained decline in the value of Hawaiian real estate. Real estate market declines may negatively affect Kennedy-Wilson's ability to sell property at a profit. In addition, Hawaii's economy is largely dependent upon tourism, which is subject to fluctuation and has recently experienced a significant drop. Hawaii historically has also been vulnerable to certain natural disaster risks, such as tsunamis, hurricanes and earthquakes, which could cause damage to properties owned by Kennedy-Wilson or property values to decline in general. Hawaii's remote and isolated location also may create additional operational costs and expenses, which could have a material adverse impact on Kennedy-Wilson's financial results.

Kennedy-Wilson has certain obligations in connection with its real estate brokerage services, which could subject it to liability in the event litigation is initiated against Kennedy-Wilson for an alleged breach of any such obligation.

        As a licensed real estate broker, Kennedy-Wilson and its licensed employees are subject to certain statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject Kennedy-Wilson or its employees to litigation from parties who purchased, sold or leased properties they brokered or managed. In addition, Kennedy-Wilson may become subject to claims by participants in real estate sales claiming that it did not fulfill its statutory obligations as a broker.

Kennedy-Wilson may become subject to claims for construction defects or other similar actions in connection with the performance its property management services.

        In Kennedy-Wilson's property management capacity, it hires and supervises third-party contractors to provide construction and engineering services for its properties. While Kennedy-Wilson's role is limited to that of a supervisor, it cannot be sure that it will not be subjected to claims for construction defects or other similar actions. Adverse outcomes of property management litigation could have a material adverse effect on Kennedy-Wilson's business, financial condition and results of operations.

Kennedy-Wilson's properties may subject it to potential environmental liability.

        Under various federal, state and local laws, ordinances and regulations, a current or previous owner or operator of real estate may be liable for the clean up of hazardous or toxic substances and may be liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by governmental entities or third parties in connection with the contamination. Such laws typically impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances, even when the contaminants were associated with previous owners or operators. The costs of investigation, remediation or removal of hazardous or toxic substances may be substantial, and the presence of those substances, or the failure to properly remediate those substances, may adversely affect the owner's or operator's ability to sell or rent the affected property or to borrow using the property as collateral. The presence of contamination at a property can impair the value of the property even if the contamination is migrating onto the property from an adjoining property. Additionally, the owner of a site may be subject to claims by parties who have no relation to the property based on damages and costs resulting from environmental contamination emanating from the site.

        In connection with the direct or indirect ownership, operation, management and development of real properties, Kennedy-Wilson may be considered an owner or operator of those properties or as having arranged for the disposal or treatment of hazardous or toxic substances. Therefore, Kennedy-Wilson may be potentially liable for removal or remediation costs.

        Certain federal, state and local laws, regulations and ordinances also govern the removal, encapsulation or disturbance of asbestos-containing materials during construction, remodeling, renovation or demolition of a building. Such laws may impose liability for release of asbestos-containing materials, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. Kennedy-Wilson may be potentially liable for those costs for properties that it owns. In the past, Kennedy-Wilson has been required to remove asbestos from certain buildings that it owns. There can be no assurance that in the future Kennedy-Wilson will not be required to remove asbestos from its buildings or incur other substantial costs of environmental remediation.

        Before consummating the acquisition of a particular piece of property, it is Kennedy-Wilson's policy to retain independent environmental consultants to conduct a thorough environmental review of the property to check for contaminants, including performing a Phase I environmental review. These assessments have included, among other things, a visual inspection of the properties and the surrounding area and a review of relevant federal, state and historical documents. To date, the assessments Kennedy-Wilson has had done have not revealed any environmental liability that Kennedy-Wilson believes would have a material adverse effect on its business, assets or results of operations as a whole, nor is it aware of any material environmental liability of the types described. Nevertheless, it is possible that the assessments Kennedy-Wilson commissioned do not reveal all environmental liabilities or that there are material environmental liabilities of which Kennedy-Wilson is currently unaware. There can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of its properties will not be affected by tenants, by the condition of land or operations in the vicinity of those properties, or by unrelated third parties. Kennedy-Wilson has not been notified by any governmental authority, and is not otherwise aware of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of its properties. There can be no assurance that federal, state and local agencies or private plaintiffs will not bring these types of actions in the future, or that those actions, if adversely resolved, would not have a material adverse effect on Kennedy-Wilson's business, financial condition and results of operations.

Kennedy-Wilson may incur unanticipated expenses relating to laws benefiting disabled persons.

        The Americans with Disabilities Act, or the ADA, generally requires that public accommodations such as hotels and office buildings be accessible to disabled people. Kennedy-Wilson believes that its properties are in substantial compliance with the ADA and that it will not be required to make substantial capital expenditures to address the requirements of the ADA. If, however, its properties are not in compliance with the ADA, the U.S. federal government could fine Kennedy-Wilson or private litigants could be awarded money damages. If Kennedy-Wilson is required to make substantial alterations to one or more of its properties, its results of operations could be materially adversely affected.

Kennedy-Wilson may incur significant costs complying with laws, regulations and covenants that are applicable to its properties and operations.

        The properties in Kennedy-Wilson's portfolio and its operations are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Such laws and regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict Kennedy-Wilson's use of its properties and may require it to obtain approval from local officials or community standards organizations at any time with respect to its properties, including prior to acquiring a property or when undertaking renovations of any of its existing properties. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. There can be no assurance that existing laws and regulations will not adversely affect Kennedy-Wilson or the timing or cost of any future acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Kennedy-Wilson's failure to obtain required permits, licenses and zoning relief or to comply with applicable laws could have a material adverse effect on its business, financial condition and results of operations.

Kennedy-Wilson's property insurance coverages are limited and any uninsured losses could cause Kennedy-Wilson to lose part or all of its investment in its insured properties.

        Kennedy-Wilson carries comprehensive general liability coverage and umbrella coverage on all of its properties of which it owns more than 50% with limits of liability which Kennedy-Wilson deems adequate and appropriate under the circumstances (subject to deductibles) to insure against liability claims and provide for the cost of legal defense. There are, however, certain types of extraordinary losses that may be either uninsurable, or that are not generally insured because it is not economically feasible to insure against those losses. Should any uninsured loss occur, Kennedy-Wilson could lose its investment in, and anticipated revenues from, a property, which loss or losses could have a material adverse effect on its operations. Currently, Kennedy-Wilson also insures some of its properties for loss caused by earthquake in levels it deems appropriate and, where it believes necessary, for loss caused by flood. Kennedy-Wilson cannot be sure that the occurrence of an earthquake, flood or other natural disaster will not have a materially adverse effect on its business, financial condition and results of operations.

Risks Related to the Merger

If holders of 30% or more of the public shares vote against the proposed merger, Prospect will be forced to liquidate, and Prospect stockholders may receive less than $9.88 per share and the warrants will expire and be worthless.

        Pursuant to Prospect's amended and restated certificate of incorporation, if holders of 30% or more of the public shares vote against the proposed merger and elect to convert their shares to cash, Prospect will not be able to close the merger with Kennedy-Wilson and will be forced to liquidate in accordance with the terms of its amended and restated certificate of incorporation because it will not be able to consummate a business combination by November 14, 2009. In any liquidation, the net proceeds of Prospect's IPO held in the trust account, plus any interest earned thereon, less up to $2,750,000 of interest which has been drawn for working capital purposes and less taxes, will be distributed on a pro rata basis to the holders of public shares. As of October 9, 2009, there was approximately $9.91 per public share in the trust account after accounting for taxes owing and Prospect's working capital. Upon liquidation there will be no distribution with respect to Prospect's outstanding warrants and, accordingly, the warrants will expire and be worthless.

Holders of public warrants that elect to continue to hold amended public warrants may be cashed out on a pro rata basis with holders of the sponsor warrants and holders of public warrants that vote against the warrant amendment proposal or that make no election will receive the cash amount.

        Upon consummation of the merger, if holders of more than fifty percent of the public warrants outstanding immediately prior to the consummation of the merger elect to receive amended public warrants, the number of amended public warrants received by the holder will be reduced proportionately with holders of the sponsor warrants. Accordingly, even if you elect to receive amended public warrants, you may receive the cash amount in respect of a portion of your public warrants. In addition, holders of public warrants that vote against the warrant amendment proposal, or that make no election, will receive the cash amount if the warrant amendment proposal is approved. Please see the section entitled "The Warrant Amendment Proposal—Purpose of the Warrant Amendment" on page 86 for further information.

Working capital will be reduced if any of Prospect's holders of public shares exercise their right to convert their common stock into cash and a reduction in working capital may adversely affect the post-merger company's business and future operations.

        Pursuant to Prospect's amended and restated certificate of incorporation, holders of public shares may vote against the merger proposal and demand that Prospect convert their shares into a pro rata share of the trust account, calculated as of two business days prior to the anticipated consummation of the merger. Prospect and Kennedy-Wilson will not consummate the merger if holders of 30% or more of the public shares exercise these conversion rights. If no holders elect to convert their public shares, the trust account will be approximately $247 million at closing. If the merger is consummated and holders of public shares have demanded to convert their shares, there will be a corresponding reduction in the amount of funds available to the post-merger company's business and future operations. If conversion rights are exercised with respect to 7,499,999 shares, which is one share less than the 30% of the public shares, the maximum potential conversion cost would be approximately $74.1 million.

Prospect's outstanding sponsors warrants may be exercised in the future, which would increase the number of shares eligible for future resale in the public market and result in dilution to Prospect's stockholders.

        Outstanding redeemable sponsors warrants to purchase an aggregate of 5,250,000 shares of common stock issued to the Prospect founders in a private placement concurrent with the IPO will become exercisable upon the consummation of the merger, assuming it is completed. These sponsors warrants likely will be exercised only if the exercise price is below the market price of Prospect common stock. To the extent such sponsors warrants are exercised, additional shares of Prospect common stock will be issued, which will result in dilution to Prospect's stockholders and increase the number of shares of common stock eligible for resale in the public market. Sales of such shares of common stock, as well as the sale of common stock issued pursuant to the 2009 Plan, in the public market could adversely affect the market price of Prospect common stock.

Prospect's founders, including its officers and directors, control a substantial interest in Prospect and thus may influence certain actions requiring a stockholder or warrantholder vote.

        The Prospect founders (including all of its officers and directors) collectively own 20% of its issued and outstanding shares of common stock as of the record date. Immediately prior to and subject to consummation of the merger, 4,750,000 founder shares will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock. Prospect's founders, because of their ownership position, will continue to exert control at least until the consummation of the merger. In the event that Prospect's sponsors, initial stockholders, officers or directors purchase additional shares of Prospect's common stock or Prospect's public warrants in the open market, Prospect believes that they will vote any such shares acquired by them in favor of the merger proposal, the charter amendment—share increase proposal and the charter amendment—existence proposal and will vote any public warrants acquired by them in favor of the warrant amendment proposal. The sponsors are also expected to vote their sponsor's warrants in favor of the warrant amendment proposal. Thus, any additional purchase of shares of Prospect's common stock or public warrants by its sponsors, initial stockholders, officers or directors would likely allow them to exert additional influence over the approval of these proposals.

Prospect's management's ability to require holders of its warrants to exercise such warrants on a cashless basis will cause holders to receive fewer shares of common stock upon their exercise of the warrants than they would have received had they been able to exercise their warrants for cash.

        If Prospect calls its warrants for redemption after the redemption criteria have been satisfied, Prospect's management will have the option to require any holder that wishes to exercise his warrant to do so on a "cashless basis." In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" and (y) the fair market value. The "fair market value" shall mean the average reported last sale prices of Prospect common stock for the 10 trading days ending on the third trading day prior to the date on which notice of redemption is sent to the holders of the warrants. If Prospect's management chooses to require holders to exercise their warrants on a cashless basis, the number of shares of common stock received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrants for cash. This will have the effect of reducing the potential "upside" of the holder's investment in Prospect.

Prospect may redeem a warrantholder's unexpired warrants prior to their exercise at a time that is disadvantageous to them, thereby making such warrants worthless.

        Assuming approval of the warrant amendment proposal, Prospect will have the ability to redeem outstanding warrants (other than warrants held by Prospect founders or their permitted transferees) at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of Prospect common stock equals or exceeds $19.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to proper notice of such redemption provided that on the date Prospect gives notice of redemption and during the entire period thereafter until the time Prospect redeems the warrants, Prospect has an effective registration statement under the Securities Act covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. Redemption of the outstanding warrants could force a warrant holder:

  •
  to exercise its warrants and pay the exercise price therefor at a time when it may be disadvantageous for it to do so,

  •
  to sell its warrants at the then-current market price when it might otherwise wish to hold such warrants, or

  •
  to accept the nominal redemption price that, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

If Prospect's founders or its sponsors or their permitted transferees exercise their registration rights with respect to the founders shares or sponsors warrants and underlying securities, it may have an adverse effect on the market price of Prospect's common stock.

        The Prospect founders or their permitted transferees are entitled to up to three demands that Prospect register the resale of the founders shares at any time generally commencing nine months after the consummation of the merger. Additionally, Prospect's sponsors or their permitted transferees are entitled to up to three demands that it register the resale of their sponsors warrants and underlying shares of common stock at any time after Prospect consummates the merger. Prospect will bear the cost of registering these securities. If such individuals exercise their registration rights with respect to all of their securities, then there will be an additional 1,500,000 shares of common stock and 5,250,000 warrants (as well as the 5,250,000 shares of common stock underlying the warrants) eligible for trading in the public market. The presence of these additional securities trading in the public market may have an adverse effect on the market price of Prospect's common stock. In addition, the existence of these rights may make it more difficult to effectuate the merger or increase the cost of acquiring Kennedy-Wilson as their stockholders may be discouraged from approving the merger with Prospect because of the potential negative effect the exercise of such rights may have on the trading market for Prospect's common stock.

If you do not vote your public shares at the special meeting of Prospect stockholders AGAINST the merger or give instructions to your broker to vote AGAINST the merger and demand that Prospect convert your shares into cash you will NOT be eligible to exercise your conversion rights and receive a portion of the trust account upon consummation of the merger.

        If you are a holder of public shares, you have the right to vote against the merger proposal and demand that Prospect convert your shares into a pro rata portion of the trust account. To exercise your conversion rights, you must:

  •
  affirmatively vote against the merger proposal by proxy or in person at the special meeting of Prospect stockholders,

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  present written instructions to Prospect's transfer agent no later than one business day prior to the vote on the merger proposal stating that you wish to convert your shares into cash,

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  continue to hold your shares through the closing date of the merger, and

  •
  tender your shares to Prospect's transfer agent within the period specified in a notice you will receive from or on behalf of Prospect, which period will not be less than 20 days.

        You may tender your shares by either delivering your stock certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) System. Any action that does not include an affirmative vote AGAINST the merger will prevent you from exercising your conversion rights. You may exercise your conversion rights either by checking the box on the proxy card or by submitting your request in writing to James J. Cahill, Prospect's secretary, at the address listed in this proxy statement/prospectus.

        If, notwithstanding your negative vote, the merger is completed, then, if you have properly exercised your conversion rights, you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon, calculated as of two business days prior to the date of the consummation of the merger. If you exercise your conversion rights, then you will be exchanging your shares of Prospect common stock for cash and you will no longer own these shares. However, if the merger is not completed, then these shares will not be converted into cash. Your vote on any proposal other than the merger proposal will have no impact on your right to seek conversion. If no more than 30% of the outstanding public shares (minus one share) are converted (7,499,999 shares), Prospect may still consummate the merger. If Prospect does not consummate a business combination by November 14, 2009, Prospect will liquidate and stockholders will receive their per-share distribution from the trust account.

The post-merger company may incur expenses associated with defending law suits filed by Kennedy-Wilson Holders.

        Kennedy-Wilson's common stock is currently traded on the Pink Sheets Electronic OTC, and a small percentage of Kennedy-Wilson's outstanding common stock is owned by holders who are not known to Kennedy-Wilson's management. If one or more of these holders were to bring a claim alleging that members of Kennedy-Wilson's board of directors breached their fiduciary duties in connection with approving the merger, Kennedy-Wilson and the post-merger company would incur costs defending and/or settling such claim.

Upon consummation of the merger, the post-merger company's directors and officers and their affiliates will be significant stockholders, which will make it possible for them to have significant influence over the outcome of all matters submitted to stockholders for approval and which influence may be alleged to conflict with the post-merger company's interests and the interests of its other stockholders.

        Upon the consummation of the merger, the post-merger company's directors and executive officers and their respective affiliates will own an aggregate of approximately 36.9% of the outstanding shares of Prospect common stock assuming no public shares are converted upon consummation of the merger. The post-merger company's directors and executive officers and their respective affiliates also will hold warrants, which if exercised, will give them greater control of the post-merger company. These stockholders will have significant influence over the outcome of all matters submitted for stockholder approval, including the election of the post-merger company's directors and other corporate actions. In addition, such influence by one or more of these affiliates could have the effect of discouraging others from attempting to purchase or take over the post-merger company and/or reducing the market price offered for Prospect common stock in such an event.

Prospect's current directors, executive officers and/or affiliates beneficially own shares of common stock and warrants that will be worthless if the merger is not consummated by November 14, 2009. Such interests may have influenced their decision to approve the business combination with Kennedy-Wilson.

        Certain Prospect directors, executive officers and/or their affiliates beneficially own common stock in Prospect that they purchased prior to Prospect's IPO. Additionally, some of Prospect's founders, who also serve as Prospect's directors and executive officers, or their affiliates, purchased 5,250,000 sponsors warrants in a private placement that occurred simultaneously with Prospect's IPO. Additionally, a founder purchased 200,000 public warrants on the open market after the IPO. Prospect's directors, executive officers and their affiliates are not entitled to receive any of the cash proceeds that will be distributed upon Prospect's liquidation with respect to common stock these individuals acquired prior to Prospect's IPO. Therefore, if the merger is not consummated prior to November 14, 2009 and Prospect is forced to liquidate, such shares held by such persons will be worthless. This will also be true with respect to their sponsors warrants. As of October 26, 2009 (the record date), Prospect's directors, executive officers and their affiliates held $61.9 million in common stock (based on a market price of $9.90) and 5,250,000 sponsors warrants, which are not publicly traded and will have an exercise price of $12.50 per warrant (assuming approval of the warrant amendment proposal) and 200,000 public warrants, which are publicly traded.

        These financial interests of Prospect's directors, executive officers and their affiliates may have influenced their decision to approve the merger and to continue to pursue the merger. In considering the recommendations of Prospect's board of directors to vote for the merger proposal and other proposals, you should consider these interests.

Prospect's Chairman and Chief Executive Officer, David A. Minella and each of LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, a director and Prospect's President, are jointly liable to ensure that proceeds of the trust account are not reduced by vendor claims in the event the business combination is not consummated. Such liability may have influenced their decision to approve the business combination with Kennedy-Wilson.

        If Prospect liquidates prior to the consummation of the merger, David A. Minella, and each of LLM Structured Equity Fund L.P. and LLM Investors L.P., have agreed, pursuant to an agreement with Prospect and Citigroup, the representative of the underwriters in the IPO, that if Prospect liquidates prior to the consummation of a business combination, they will be jointly liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by Prospect for services rendered or contracted for or products sold to Prospect, other than with respect to amounts claimed by any third-party who executed a waiver (even if such waiver is subsequently found to be invalid and unenforceable). Prospect cannot assure you that they would be able to satisfy those obligations. Pursuant to the underwriting agreement between Prospect and Citigroup, Prospect agreed not to commence its due diligence investigation of any operating business which it sought to acquire or obtain the services of any vendor without using its best efforts to obtain an agreement pursuant to which such party would waive any claims against the trust account. As of the date of this proxy statement/prospectus, Prospect has received waiver agreements from each of its vendors other than its independent registered accounting firm and Kennedy-Wilson with respect to certain provisions of the merger agreement. Further, under the merger agreement, Kennedy-Wilson agreed to waive all rights, title and claims to the trust account, except for $10,000,000, in case of breach by Prospect of its no-shop/non-solicit provision.

If Prospect is unable to complete the merger by November 14, 2009, Prospect's corporate existence will terminate and Prospect will be forced to liquidate. In such event, third parties may bring claims against Prospect and, as a result, the proceeds held in trust could be reduced and the per-share liquidation price received by stockholders could be less than $9.88 per share.

        Prospect must complete the merger with Kennedy-Wilson by November 14, 2009, when Prospect's corporate existence will terminate and Prospect will be required to liquidate. In such event, third parties may bring claims against Prospect, although Prospect has obtained waiver agreements from certain vendors and service providers. Prospect has engaged, and owes money to, third-party vendors and other entities in connection with the negotiation with prospective target businesses. While most parties have waived any right, title, interest or claim of any kind they may have in or to any monies held in the trust account, there is no guarantee that they or other vendors who did not execute such waivers will not seek recourse against the trust account notwithstanding such agreements. Furthermore, there is no guarantee that a court will uphold the validity of such agreements. Accordingly, the proceeds held in the trust account could be subject to claims that could take priority over those of Prospect's stockholders. Additionally, if Prospect is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Prospect which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in Prospect's bankruptcy estate and subject to the claims of third parties with priority over the claims of Prospect's stockholders. If any bankruptcy or other claims deplete the trust account, Prospect cannot assure you that it will be able to return to Prospect's stockholders at least $9.88 per share.

Prospect's stockholders may be held liable for claims by third parties against Prospect to the extent of distributions received by Prospect's stockholders.

        If Prospect is unable to complete the merger with Kennedy-Wilson by November 14, 2009, Prospect will be liquidated. Under Sections 280 through 282 of the DGCL, stockholders may be liable for claims by third parties against a corporation to the extent of distributions received by them. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provisions for all claims against it, including a 60 day notice period during which any third-party claims can be brought against the corporation, a 90 day period during which the corporation may reject any claim brought and an additional 150 day waiting period before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the liquidation. Prospect will seek to conclude the process as soon as possible and as a result does not intend to comply with those procedures.

        Because Prospect will not be complying with those procedures, Prospect is required, pursuant to Section 281 of the DGCL, to adopt a plan that will provide for Prospect's payment, based on facts known to Prospect at such time, of:

  •
  all existing claims,

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  all pending claims, and

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  all claims that may be potentially brought against Prospect within the subsequent 10 years.

        Accordingly, Prospect would be required to provide for any creditors known to Prospect at that time or those that Prospect believes could be potentially brought against Prospect within the subsequent 10 years prior to distributing the funds held in the trust account to Prospect's stockholders. All claims that may be potentially brought against Prospect may not be properly assessed. As such, Prospect's stockholders could potentially be liable for any claims to the extent of distributions received by them in a liquidation and any liability of Prospect's stockholders may extend well beyond the third anniversary of such liquidation. Accordingly, third parties may seek to recover from Prospect's stockholders amounts owed to them by Prospect.

        Additionally, if Prospect is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Prospect that is not dismissed, any distributions received by Prospect's stockholders in Prospect's liquidation might be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by Prospect's stockholders in Prospect's liquidation. Furthermore, because Prospect intends to distribute the proceeds held in the trust account to Prospect's stockholders as soon as possible after Prospect's liquidation, this may be viewed or interpreted as giving preference to Prospect's stockholders over any potential creditors with respect to access to or distributions from Prospect's assets. Furthermore, Prospect's board of directors may be viewed as having breached their fiduciary duties to Prospect's creditors and/or may have acted in bad faith, thereby exposing Prospect's board of directors and Prospect to claims of punitive damages, by paying Prospect's stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the DGCL with respect to Prospect's liquidation. Claims may be brought against Prospect for these reasons.

Neither Prospect nor its stockholders will have the protection of any practical indemnification, escrow, price adjustment or other provisions that allow for recourse in the event that any of the representations and warranties made by Kennedy-Wilson in the merger agreement prove to be inaccurate or incorrect.

        The representations and warranties made by Prospect and Kennedy-Wilson to each other in the merger agreement generally will survive the completion of the merger for a period of twelve months. Only Kennedy-Wilson, which will be a wholly-owned subsidiary of Prospect, and not Kennedy-Wilson's stockholders, is providing indemnification to Prospect for breaches of Kennedy-Wilson's representations and warranties in the merger agreement. This means Prospect would be seeking to recover damages from its own subsidiary. Kennedy-Wilson's liability is capped at $10,000,000 with a $1,000,000 deductible. In addition, there is no escrow for indemnification and no purchase price adjustment if Kennedy-Wilson's financial position is different than what was represented to Prospect. As a result, Prospect and its stockholders will not have the protection of additional escrow, price adjustment or other provisions that present a real opportunity to recover damages or for a post-closing adjustment to be made to the merger consideration if any representation or warranty made by Kennedy-Wilson in the merger agreement proves to be inaccurate or incorrect.

Prospect and Kennedy-Wilson expect to incur significant costs associated with the merger, whether or not the merger is completed, which will reduce the amount of cash available for other corporate purposes.

        Both Prospect and Kennedy-Wilson expect to incur significant costs associated with the merger, whether or not the merger is completed. These costs will reduce the amount of cash available for other corporate purposes. Prospect estimates that it will incur direct transaction costs of approximately $3.3 million associated with the merger, which will be recorded as financing expense for accounting purposes if the merger is completed. Kennedy-Wilson estimates that it will incur direct transaction costs of approximately $4.8 million, which will be recorded as share issuance costs for accounting purposes if the merger is completed. In addition, upon completion of the merger, Prospect will be required to pay $6,000,000 of previously accrued deferred underwriting fees to Citigroup (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of, the underwriting agreement for the IPO), plus $3,000,000 in cash fees for acting as Prospect's financial advisor in connection with the merger. The actual costs may exceed these estimates. In addition, the post-merger company may incur additional material charges reflecting additional costs associated with the arrangement in fiscal quarters subsequent to the quarter in which the merger is completed. There is no assurance that the significant costs associated with the merger will prove to be justified in light of the benefits ultimately realized.

Kennedy-Wilson has not waived its right to proceed against the assets in the trust account in the event of a breach by Prospect or its representatives of certain no-shop/non-solicit provisions in the merger Agreement and Kennedy-Wilson may be liable for a break-up fee if it should fail to receive stockholder approval for the merger.

        Pursuant to the merger agreement, Kennedy-Wilson has generally agreed that it may not proceed against the trust account to the extent it may have claims for damages arising out of the proposed merger and the merger agreement. However, this waiver does not extend to damages arising from Prospect's or its representatives' breach of an agreement not to seek to consummate a different business combination. If Prospect or its representatives should breach this provision, Kennedy-Wilson would have the right to proceed against assets in the trust account, up to a maximum of $10,000,000, which would reduce the amount of cash available in the trust account. In addition, if either party terminates the merger agreement because Kennedy-Wilson fails to receive its common stockholder approval for the merger by November 14, 2009, Kennedy-Wilson is obligated to pay to Prospect $10,000,000 as liquidated damages. If such amount is not paid within 30 days after termination of the merger agreement, interest will begin to accrue on this amount. This payment would reduce the amount of working capital available to Kennedy-Wilson.

Directors of the post-merger company may have interests that align with those of former stockholders of Kennedy-Wilson rather than with stockholders of Prospect prior to the merger.

        While a majority of the proposed members of the post-merger board of directors are considered "independent" under the listing standards of AMEX, the post-merger company's board will contain six members of Kennedy-Wilson's existing board of directors and one member of Prospect's existing board of directors. In addition, certain officers of Kennedy-Wilson will become officers of Prospect. The directors who were formerly directors of Kennedy-Wilson and the officers who were formerly officers of Kennedy-Wilson may align their interests with those of the former stockholders of Kennedy-Wilson rather than those of the stockholders of Prospect prior to the merger.

As a result of the merger, the ownership interest of Prospect's current stockholders will be substantially reduced, resulting in a dilution of Prospect's current stockholders' voting power.

        In connection with the consummation of the merger, Prospect will issue 30.115 million shares of Prospect common stock, including 26 million shares to be issued to Kennedy-Wilson stockholders, 250,000 shares to be issued to DGA, and 2,376,000 shares to be issued to employees of Kennedy-Wilson under the 2009 Plan. The issuance of these 30.115 million shares of Prospect common stock (offset in part by the forfeiture of 4.75 million shares by the Prospect founders), will dilute Prospect's existing stockholders' voting interest from 100% to approximately 48.1% of the post-merger company's voting interests (assuming none of Prospect's stockholders exercise their conversion rights), and approximately 39.9% of the post-merger company's voting interests (assuming 29.99% of Prospect's stockholders exercise their conversion rights).

        In addition, following the merger, Prospect's outstanding common stock will be subject to substantial potential dilution by outstanding Prospect warrants and, if the equity participation plan proposal is approved, by future awards granted under the 2009 Plan.

The post-merger company may issue additional equity securities which may dilute your interest in the post-merger company.

        In order to expand the post-merger company's business, the post-merger company may consider offering and issuing additional equity or equity-based securities. Holders of the post-merger company's securities may experience a dilution in the net tangible book value per share held by them if this occurs. The number of shares that the post-merger company may issue for cash without stockholder approval will be limited by the rules of the exchange on which the post-merger company's securities are then listed. However, there are generally exceptions which allow companies to issue a limited number of equity securities which would dilute your ownership.

The ownership interest of Prospect's current stockholders will be substantially diluted if the Guardian Note is converted following the merger.

        In connection with the merger, the Guardian Note which bears interest at a fixed rate of 7% payable quarterly, the outstanding balance of which is due on November 3, 2018 will be convertible into shares of Prospect common stock. Under the terms of the Guardian Note and a letter agreement entered into between Kennedy-Wilson and Guardian on October 8, 2009, following the consummation of the merger, Guardian will have the option to convert, in whole or in part, the outstanding principal balance and accrued interest into common stock at a conversion price of $9.86 per share any time prior to May 3, 2017. As of October 22, 2009, the outstanding principal balance and accrued interest of the Guardian Note were $30 million and $466,666, respectively. Upon consummation of the merger, the estimated number of shares of common stock into which the Guardian Note will be convertible is 3,042,466. To the extent the Guardian Note is converted, additional shares of the post-merger company's common stock will be issued, which will result in dilution to the post-merger company's stockholders and increase the number of shares of common stock eligible for resale into the public market. Sales of such shares of common stock could adversely affect the market price of the post-merger company's common stock.

If the merger's benefits do not meet the expectations of financial or industry analysts, the market price of the post-merger company's common stock may decline.

        The market price of the post-merger company's common stock may decline as a result of the merger if:

  •
  the post-merger company does not achieve the perceived benefits of the merger as rapidly, or to the extent anticipated by, financial or industry analysts; or

  •
  the effect of the merger on the post-merger company's financial results is not consistent with the expectations of financial or industry analysts.

        Accordingly, the post-merger company's stockholders may experience a loss as a result of a decline in the market price of Prospect common stock. In addition, a decline in the market price of the post-merger company common stock could adversely affect the post-merger company's ability to issue additional securities and the post-merger company's ability to obtain additional financing in the future.

The price of the post-merger company's common stock after the consummation of the merger may be volatile.

        The price of the post-merger company's common stock after the consummation of the merger may be volatile, and may fluctuate due to factors such as:

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  changes in real estate prices;

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  actual or anticipated fluctuations in the post-merger company's quarterly and annual results and those of its publicly held competitors;

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  mergers and strategic alliances among any real estate companies;

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  market conditions in the industry;

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  changes in government regulation and taxes;

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  shortfalls in the post-merger company's operating results from levels forecasted by securities analysts;

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  investor sentiment toward the stock of real estate companies in general;

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  announcements concerning the post-merger company or its competitors; and

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  the general state of the securities markets.

If Prospect is unable to consummate the merger or another business combination, Prospect's holders of public shares will be forced to wait before receiving liquidation distributions.

        Prospect has until November 14, 2009 to consummate the merger or another business combination. If Prospect does not consummate the merger or another business combination during such time period, Prospect will liquidate in accordance with its amended and restated certificate of incorporation. Prospect has no obligation to return funds to Prospect's stockholders prior to such date unless Prospect consummates the merger or another business combination prior thereto and only then in cases where Prospect's stockholders have sought conversion of their shares. Only after the expiration of this period will Prospect's stockholders be entitled to liquidation distributions if Prospect is unable to complete the merger or another business combination. Further, Prospect may not be able to disburse the funds in the trust account immediately following November 14, 2009, until it has commenced the liquidation process in accordance with its amended and restated certificate of incorporation and the DGCL. If Prospect has not consummated the merger or another business combination by November 14, 2009, Prospect will automatically liquidate without the need for a stockholder vote.

If the merger is not consummated, time and resources spent by Prospect in pursuit of the merger will have been wasted, and Prospect likely will not have time to locate and acquire or merge with another business.

        The investigation of Kennedy-Wilson and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments in connection with the merger have required substantial management time and attention, along with substantial costs for accountants, attorneys and others. If a decision is made to not complete the merger, the costs incurred up to that point for the merger likely would not be recoverable. Furthermore, Prospect may fail to consummate the merger for any number of reasons including those beyond Prospect's control, such as if the number of Prospect's stockholders who vote against the merger proposal and properly exercise their conversion rights represent more than 30% (minus one share) of the outstanding public shares. Such an event would result in a loss to Prospect of the related costs incurred which could materially adversely affect Prospect's subsequent attempts to locate and acquire or merge with another business.

Prospect's holders of public shares could vote against the merger proposal and exercise their conversion rights and a large number of warrantholders could opt for the cash exchange, resulting in less working capital for the post-merger company.

        If some of the current Prospect holders of public shares vote against the merger proposal and decide to convert their shares of Prospect common stock for cash upon consummation of the merger and if up to one hundred percent of the Prospect warrantholders elect the cash exchange in the context of the warrant amendment proposal, it would deplete the amount of cash available to the post-merger company upon consummation of the merger. The post-merger company may be unable to implement its business plan if the maximum number of Prospect's holders of public shares exercised their conversion rights and one hundred percent of Prospect warrantholders elect the cash exchange option.

Prospect does not have any operations and Kennedy-Wilson has not recently operated as a "reporting company." Fulfilling the post-merger company's obligations as a "reporting company" after the merger will be expensive and time consuming.

        Kennedy-Wilson has not been a public reporting company since 2004 and since that time has not been required to document and assess the effectiveness of its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Although Prospect has maintained disclosure controls and procedures and internal control over financial reporting as required under the federal securities laws with respect to its activities, Kennedy-Wilson has not been required to establish and maintain such disclosure controls and procedures and internal controls over financial reporting as will be required with respect to a public company with substantial operations. Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, Kennedy-Wilson will be required to implement additional corporate governance practices and to adhere to a variety of reporting requirements and accounting rules. Compliance with these obligations will require significant time and resources from Kennedy-Wilson's management, finance and accounting staff and will significantly increase Kennedy-Wilson's legal, insurance and financial compliance costs. As a result of the increased costs associated with being a "reporting company," Kennedy-Wilson's operating income as a percentage of revenue is likely to be lower.

The completion of the merger could result in disruptions in business, loss of customers or contracts or other adverse effects.

        The completion of the merger may cause disruptions, including potential loss of customers and other business partners, and have material adverse effects on the post-merger company's business and operations. It is possible that Kennedy-Wilson's pre-merger customers and other business partners, in response to the completion of the merger, may adversely change or terminate their relationships with the post-merger company, which could have a material adverse effect on the business of the post-merger company.

The pro forma condensed combined financial statements are not an indication of the post-merger company's financial condition or results of operations following the merger.

        The pro forma condensed combined financial statements contained in this proxy statement/prospectus are not an indication of the post-merger company's financial condition or results of operations following the merger. The pro forma condensed combined financial statements have been derived from the historical financial statements of Prospect and Kennedy-Wilson and many adjustments and assumptions have been made regarding the post-merger company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. As a result, the actual financial condition and results of operations of the post-merger company may not be consistent with, or evident from, these pro forma financial statements. In addition, the actual earnings per share ("EPS"), of the post-merger company may decrease below that reflected in the pro forma condensed combined financial statements for several reasons. The assumptions used in preparing the pro forma financial statements may not prove to be accurate and other factors may affect the post-merger company's actual EPS following the merger.

AMEX may delist Prospect's securities from quotation on its exchange, which could limit your ability to trade Prospect securities and subject Prospect to additional trading restrictions.

        Prospect's securities are listed on AMEX, a national securities exchange. Although Prospect currently satisfies the minimum listing standards set forth in Section 101 of the AMEX Company Guide, which only requires that it meet certain requirements relating to stockholders' equity, market capitalization, aggregate market value of publicly held shares and distribution requirements, Prospect cannot assure you that its or the post-merger company's securities will continue to be listed on AMEX in the future. Additionally, in connection with the merger, it is likely that AMEX will require Prospect to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. Even if such application is accepted, the post-merger company may be unable to maintain the listing of its securities in the future.

        If AMEX delists Prospect's or the post-merger company's securities from trading on its exchange, Prospect could face significant material adverse consequences, including:

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  a limited availability of market quotations for the post-merger company's securities;

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  a limited amount of news and analyst coverage for the post-merger company;

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  a decreased ability for the post-merger company to issue additional securities or obtain additional financing in the future; and

  •
  limited liquidity for the post-merger company's stockholders due to thin trading.

Actions taken by Prospect and others to increase the likelihood of approval of the merger proposal and other proposals could have a depressive effect on the value of Prospect common stock.

        At any time prior to the special meeting of Prospect stockholders and special meeting of Prospect warrantholders, during a period when they are not then aware of any material non-public information regarding Prospect or its securities, and pursuant to agreements in a form that would not violate insider trading rules, Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates may purchase shares of Prospect common stock or public warrants from institutional and other investors, or execute agreements to purchase such shares or public warrants from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of Prospect common stock or public warrants or vote their shares or public warrants in favor of the merger proposal or the warrant amendment proposal, as applicable. The purposes of such common stock or public warrant purchases and other transactions would be:

  •
  to increase the likelihood that holders of a majority of shares underlying the warrants is present and voting at the special meeting of Prospect warrantholders,

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  to increase the likelihood of satisfaction of the requirements that holders of a majority of the public shares present at the special meeting of Prospect stockholders in person or by proxy and eligible to vote thereon vote in favor of the merger proposal,

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  to increase the likelihood that the holders of a majority of shares underlying the Prospect warrants vote in favor of the warrant amendment proposal, or

  •
  to increase the likelihood that holders of fewer than 30% of the public shares vote against the merger proposal and demand conversion of their public shares into cash.

        Entering into any such arrangements may have a depressive effect on the value of Prospect common stock or public warrants.

Prospect may disclose its entry into arrangements with stockholders, warrantholders or aggregators or significant purchases made by aggregators, the Prospect founders, Kennedy-Wilson, Kennedy-Wilson Holders and/or their respective affiliates shortly before the special meeting of Prospect stockholders, and its stockholders may not have enough time prior to the special meeting of stockholders to reconsider their vote in light of these disclosures.

        Prospect will within one business day and, in any event, prior to the special meeting of stockholders and warrantholders file a Current Report on Form 8-K to disclose any arrangements entered into with stockholders, warrantholders or aggregators or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal, the warrant amendment proposal, the charter amendment-share increase proposal, the charter amendment-existence proposal, or the conversion threshold. In addition, Prospect will promptly post on its website any such significant purchases made until immediately prior to the special meetings of stockholders and warrantholders. However, since Prospect's corporate existence will terminate on November 14, 2009 if the merger is not consummated, Prospect cannot provide stockholders who have voted for the merger with additional time beyond the meeting date to reconsider their vote. Accordingly, stockholders and warrantholders should assume that Prospect may expend the maximum amount of $100,200,000 for these types of arrangements. In addition, when access to voting ceases at 11:59 p.m. Eastern time on the day before the special meetings, stockholders and warrantholders may not know the final amount expended by Prospect, or the final number of shares or warrants purchased. Stockholders who wish to reconsider their vote up to and including the meeting date should follow the procedures set forth in Questions and Answers for Prospect Stockholders and Warrantholders About the Proposals—May I change my vote after I have mailed my signed proxy card? on page 13.

If Prospect enters into purchase agreements with holders of its common stock or warrants using funds from Prospect's trust account, it will diminish the funds available to the post-merger company for working capital.

        To increase the likelihood that the proposals set forth in this proxy statement/prospectus will be approved by its stockholders and warrantholders and that holders of fewer than 30% of the public shares vote against the merger proposal and demand conversion of their public shares into cash, Prospect may enter into arrangements to purchase shares or public warrants from institutional and other investors. Prospect would pay the purchase price for such shares or public warrants using funds in Prospect's trust account upon the closing of the merger. As a result of the purchases that may be effected through these arrangements, the working capital of the post-merger company may be reduced by as much as $100,200,000, and Prospect's total equity may be reduced by the amount of funds so expended. Accordingly, Prospect's net assets at book value per common share would be reduced by the net effect of such share purchases on a weighted-average basis. For example, assuming that no holders of Prospect common stock exercise their conversion rights and assuming that the minimum of 12,500,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $0.92 per share. Likewise, assuming that holders of 29.99% of Prospect common stock exercise their conversion rights and assuming that the maximum of 25,000,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $1.34 per share.

If Prospect engages a third-party aggregator in lieu of or in addition to entering into direct purchase arrangements with stockholders or warrantholders, it will expend funds in connection with these arrangements, but it will not directly control the activities of the aggregator.

        Prospect may engage a third-party aggregator to buy shares and subsequently sell such shares to Prospect in connection with the closing of the merger. Under terms of this arrangement, the aggregator will be responsible for identifying and negotiating with potential sellers, and Prospect will not control the process. In addition, although Prospect will ensure that any agreement with an aggregator will restrict the aggregator from offering sellers a purchase price in excess of $0.04 per share over the per share value held in Prospect's trust account, Prospect cannot dictate the terms of the purchases or the sellers of the shares. However, the maximum amount that Prospect will expend for arrangements with aggregators, together with any direct purchase agreements Prospect may enter into with its stockholders or warrantholders, is $100,200,000.

An investor will only be able to exercise a Prospect warrant if the issuance of Prospect common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

        No Prospect warrants will be exercisable, and Prospect is not required to issue shares of Prospect common stock, unless the Prospect common stock issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of common stock by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of Prospect common stock upon exercise and the holder will be precluded from exercise of the warrant. After the closing of the merger, the Prospect warrants will be exercisable and Prospect expects the Prospect common stock and warrants to be listed on a national securities exchange, which would provide an exemption from registration in every state. If Prospect's securities are not so listed or another exemption is not available, Prospect would be required to register the warrants in every state. Accordingly, Prospect believes holders in every state will be able to exercise their warrants as long as Prospect's prospectus relating to the Prospect common stock issuable upon exercise of the Prospect warrants is current. However, the market for the Prospect warrants may be limited and the holders of the Prospect warrants may not be able to exercise their warrants if the Prospect common stock issuable upon such exercise is not qualified or exempt from qualification in the jurisdictions in which the holders of the Prospect warrants reside.

Although Prospect has agreed to maintain the effectiveness of the registration statement registering the shares of Prospect common stock issuable upon exercise of Prospect warrants, an effective registration statement may not be in place when an investor desires to exercise warrants, thus precluding such investor from being able to exercise its warrants.

        Prospect is not required to issue shares of Prospect common stock unless, at the time such holder seeks to exercise such warrant, Prospect has a registration statement under the Securities Act in effect covering the shares of Prospect common stock issuable upon the exercise of the warrants and a current prospectus relating to the common stock. Under the terms of the warrant agreement, as amended, Prospect has agreed to use its best efforts to have a registration statement in effect covering the shares of Prospect common stock issuable upon exercise of the Prospect warrants from the date of the closing until the expiration of the warrants and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants. However, Prospect cannot assure holders of the Prospect warrants that it will be able to do so, and if it does not maintain a current prospectus related to the common stock issuable upon exercise of Prospect warrants, holders will be unable to exercise their warrants. If the prospectus relating to the common stock issuable upon the exercise of Prospect warrants is not current, Prospect will have no obligation to settle the warrants for cash or by net settlement, and in such event the market for such warrants may be limited. While Prospect intends to list the warrants on AMEX and to maintain such listing during the period in which the warrants are exercisable, there can be no assurance that the listing will be approved or that Prospect will be successful in maintaining the listing.

Prospect's staggered board may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders and certain anti-takeover provisions in Prospect's organizational documents may discourage a change in control.

        Prospect's proposed amended and restated certificate of incorporation provides that its board of directors will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. As a result, at any annual meeting only a minority of the board of directors will be considered for election. Since this "staggered board" would prevent its stockholders from replacing a majority of its board of directors at any annual meeting, it may entrench management and discourage unsolicited stockholder proposals that may be in the best interests of stockholders. Additionally, following the consummation of the merger, certain provisions of Prospect's second amended and restated certificate of incorporation and Prospect's amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

        These provisions provide for, among other things:

  •
  a classified board of directors' divided into three classes with staggered three-year terms;

  •
  the board of directors' ability to designate and issue undesignated preferred stock; and

  •
  no ability for stockholders to call special stockholder meetings.

        In addition, Section 203 of the DGCL may, under certain circumstances, make it more difficult for a person who would be an "interested stockholder," which is defined generally as a person with 15% or more of a corporation's outstanding voting stock, to effect a "business combination" with the corporation for a three-year period. A "business combination" is defined generally as mergers, consolidations and certain other transactions, including sales, leases or other dispositions of assets with an aggregate market value equal to 10% or more of the aggregate market value of the corporation.

        These anti-takeover provisions could make it more difficult for a third-party to acquire Prospect, even if the third-party's offer may be considered beneficial by many stockholders. As a result, stockholders may be limited in their ability to obtain a premium for their shares.

The receipt of Prospect common stock by Kennedy-Wilson stockholders may be taxable if the merger does not qualify as a tax-free reorganization.

        In the opinion of Loeb & Loeb LLP (which has been filed as Exhibit 8.2 to the Registration Statement of which this proxy statement/prospectus forms a part), the merger will qualify as a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code and therefore no gain or loss will be recognized by United States Holders (as such term is defined in "The Merger Proposal—Material United States Federal Income Tax Consequences—General" on page 135) of Kennedy-Wilson common stock or preferred stock who receive solely shares of Prospect common stock in exchange for Kennedy-Wilson stock pursuant to the merger. Such opinion, however, is not binding on the Internal Revenue Service or the courts and is subject to certain assumptions, limitations and qualifications as set forth therein. If the merger should fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, a United States Holder of Kennedy-Wilson common stock or preferred stock generally will recognize capital gain or loss with respect to its Kennedy-Wilson common stock or preferred stock if such shares are held as a capital asset at the time of the exchange. Such gain or loss generally will be equal to the difference, if any, between the United States Holder's tax basis in its Kennedy-Wilson common stock or preferred stock and the fair market value of the Prospect common stock received in the merger. See "The Merger Proposal—Material United States Federal Income Tax Consequences—Tax Consequences of the Merger to United States Holders of Kennedy-Wilson Stock" on page 136 for additional information.

If Prospect's due diligence investigation of Kennedy-Wilson was inadequate, then stockholders of Prospect following the merger could lose some or all of their investment.

        Even though Prospect conducted a due diligence investigation of Kennedy-Wilson, it cannot be sure that this diligence investigation surfaced all material issues that may be present inside Kennedy-Wilson or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Kennedy-Wilson and its business and outside of its control will not later arise. In particular, given the number of properties in which Kennedy-Wilson has an interest, Prospect did only limited environmental due diligence. Even if Prospect's due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Prospect's preliminary risk analysis.

Prospect may waive one or more of the conditions to the closing of the merger without resoliciting stockholder or warrantholder approval.

        Prospect may agree to waive, in whole or in part, some of the conditions to its obligations to complete the merger, to the extent permitted by applicable laws. Prospect's board of directors will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if Prospect's board of directors determines that a waiver is not sufficiently material to warrant resolicitation of stockholders or warrantholders, Prospect has the discretion to complete the merger without seeking further stockholder or warrantholder approval.

The financial statements included in this proxy statement/prospectus do not take into account the consequences to Prospect of a failure to consummate a business combination by November 14, 2009.

        The financial statements included in this proxy statement/prospectus have been prepared assuming that Prospect would continue as a going concern. As discussed in Note 1 to the Notes to Prospect's

Audited Financial Statements beginning on page F-8, Prospect is required to consummate an initial business combination by November 14, 2009. The possibility of the merger or another business combination not being consummated raises substantial doubt as to Prospect's ability to continue as a going concern and the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Prospect securityholders at the time of the merger who purchased Prospect units in the IPO and do not properly exercise their conversion rights with respect to their public shares may have rescission rights and related claims.

        There are several aspects of the merger and the other matters described in this proxy statement/prospectus which were not described in the prospectus issued by Prospect in connection with its IPO. These include that Prospect may seek to amend the terms of the warrant agreement and exchange its outstanding public warrants for cash proceeds released from the trust account. Consequently, Prospect's exchange of a portion of the outstanding public warrants for cash might be grounds for a Prospect stockholder, unitholder or warrantholder who purchased Prospect units, shares or public warrants in the IPO, excluding the founders, and who still holds their Prospect units at the time of the merger, or an IPO Purchaser, without seeking to convert their public shares into a pro rata portion of the trust account to seek rescission of their purchase of the Prospect units (or shares or public warrants) that such Prospect stockholder acquired in the IPO. A successful IPO Purchaser claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of such securityholder's securities caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the securities.

SPECIAL MEETING OF PROSPECT WARRANTHOLDERS AND
SPECIAL MEETING OF PROSPECT STOCKHOLDERS

General

        Prospect is furnishing this proxy statement/prospectus to its warrantholders and stockholders as part of the solicitation of proxies by its board of directors for use at the special meeting of Prospect warrantholders and the special meeting of Prospect stockholders to be held on November 13, 2009 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to Prospect warrantholders and stockholders on or about November     , 2009. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of Prospect warrantholders and special meeting of Prospect stockholders, as applicable.

Date, Time and Place

        The special meeting of Prospect warrantholders will be held on November 13, 2009, at 8:30 a.m. Eastern time, at 9130 Galleria Court, Suite 318, Naples, Florida 34109, or such other date, time and place to which such meeting may be adjourned or postponed. The special meeting of Prospect stockholders will be held at 9:00 a.m., Eastern time, at 9130 Galleria Court, Suite 318, Naples, Florida 34109, or such other date, time and place to which such meeting may be adjourned or postponed.

        Kennedy-Wilson's stockholders have not yet voted on the merger. As soon as practicable following the effectiveness of this proxy statement/prospectus, Kennedy-Wilson will seek to obtain the written consent of its common stockholders to approve the merger.

Purpose of Special Meeting of Prospect Warrantholders

        At the special meeting of Prospect warrantholders, Prospect is asking holders of its warrants to consider and vote upon a proposal to amend the warrant agreement that governs the terms of Prospect's warrants in connection of Prospect's consummation of the merger, which we refer to as the warrant amendment. The warrant amendment would:

  •
  allow each Prospect warrantholder to elect, for each public warrant, either to receive upon the closing of the merger $0.55 in cash or to continue to hold his, her or its public warrant which will be amended to provide for a new exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described in this proxy statement/prospectus; and

  •
  amend the terms of the sponsors warrants purchased by each of Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities associated with Patrick J. Landers, a director and President of Prospect, and CMS Platinum Fund, L.P. (formerly Capital Management Systems Inc.), an entity affiliated with William Landman, one of Prospect's directors, in connection with Prospect's initial public offering, to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described in this proxy statement/prospectus.

        If the merger is consummated, any warrantholder who votes against the approval of the warrant amendment proposal or who makes no election will receive the cash amount in exchange for each of its public warrants.

Purpose of Special Meeting of Prospect Stockholders

        At the special meeting of Prospect stockholders, Prospect is asking holders of its common stock to:

  •
  consider and vote upon a proposal to adopt and approve the merger and the merger agreement;

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  consider and vote upon a proposal to amend and restate Prospect's amended and restated certificate of incorporation to change Prospect's corporate name to "Kennedy-Wilson Holdings, Inc.;"

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  consider and vote upon a proposal to amend and restate Prospect's amended and restated certificate of incorporation to increase the number of authorized shares of Prospect capital stock from 73,000,000 to 81,000,000;

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  consider and vote upon a proposal to amend and restate Prospect's amended and restated certificate of incorporation to provide for Prospect's perpetual existence;

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  consider and vote upon a proposal to amend and restate Prospect's amended and restated certificate of incorporation to delete and replace Article Sixth of Prospect's current amended and restated certificate of incorporation and renumber accordingly and make certain other changes in tense and numbers that Prospect's board of directors believes are immaterial;

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  consider and vote upon a proposal to approve the adoption of the 2009 Plan; and

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  consider and vote upon a proposal to elect seven directors to Prospect's board of directors effective immediately following and contingent upon the closing of the merger, of whom two will serve until the annual meeting of Prospect stockholders to be held in 2010, two will serve until the annual meeting of Prospect stockholders to be held in 2011 and three will serve until the annual meeting of Prospect stockholders to be held in 2012 and, in each case, until their successors are elected and qualified.

Recommendation of Prospect Board of Directors

        After careful consideration of each of the proposals for the special meeting of warrant holders, Prospect's board of directors has determined that the warrant amendment proposal is fair to, and in the best interests of, Prospect and Prospect warrantholders and recommends that Prospect warrantholders vote "FOR" the warrant amendment proposal.

        After careful consideration of each of the proposals for the special meeting of stockholders, Prospect's board of directors has determined that each of the merger proposal, the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal, the equity participation plan proposal and the director election proposal is fair to, and in the best interests of, Prospect and Prospect stockholders and recommends that Prospect stockholders vote "FOR" the merger proposal, "FOR" the charter amendment—name change proposal, "FOR" the charter amendment—share increase proposal, "FOR" the charter amendment—existence proposal, "FOR" the charter amendment—revisions proposal, "FOR" the equity participation plan proposal and "FOR" the director election proposal.

Record Date; Who is Entitled to Vote

        Prospect has fixed the close of business on October 26, 2009, as the record date for determining the Prospect warrantholders and the Prospect stockholders entitled to notice of and to attend and vote at the special meeting of Prospect warrantholders and the special meeting of Prospect stockholders, respectively. As of the close of business on October 26, 2009, there were 30,250,000 Prospect warrants outstanding and entitled to vote, of which 25,000,000 are public warrants. Each Prospect warrant is entitled to one vote for each share of Prospect common stock issuable upon exercise of the warrants at the special meeting of Prospect warrantholders. As of the close of business on October 26, 2009, there were 31,250,000 shares of Prospect common stock outstanding and entitled to vote, of which 25,000,000 are public shares. Each share of Prospect common stock is entitled to one vote per share at the special meeting of Prospect stockholders.

Quorum

        A quorum of Prospect stockholders and a quorum of Prospect warrantholders are necessary to hold valid special meetings. The presence, in person or by proxy, of a majority of all the outstanding shares of common stock entitled to vote constitutes a quorum at the special meeting of Prospect stockholders. Abstentions and broker non-votes, as defined below, will count as present for purposes of establishing a quorum.

        The presence, in person or by proxy, of a majority of the outstanding shares of common stock underlying the warrants entitled to vote constitutes a quorum at the special meeting of Prospect warrantholders. Abstentions and broker non-votes will count as present for purposes of establishing a quorum.

Abstentions and Broker Non-Votes

        Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares or warrants with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to Prospect, but marked by brokers as "not voted" will be treated as shares present for purposes of determining the presence of a quorum on all matters. The latter will not be treated as shares entitled to vote on the matter as to which authority to vote is withheld from the broker. Prospect believes that all proposals presented to the stockholders at the special meeting of Prospect stockholders, with the exception of the director election proposal, and all proposals presented to the warrantholders at the special meeting of Prospect warrantholders, will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares or warrants without your instruction. If you do not provide instructions with your proxy, your bank, broker or nominee may deliver a proxy card expressly indicating that it is NOT voting your shares; this indication that a bank, broker or nominee is not voting your shares is referred to as a "broker non-vote." Broker non-votes will be counted for the purpose of determining the existence of a quorum at the special meetings of stockholders and warrantholders, as applicable, but will not count for purposes of determining the number of votes cast at the special meetings, and your broker may not vote your shares or warrants on the proposals. Your bank, broker or nominee can vote your shares or warrants only if you provide instructions on how to vote. You should instruct your broker to vote your shares or warrants in accordance with directions you provide. Since a stockholder must affirmatively vote "AGAINST" the merger proposal to have conversion rights, individuals who fail to vote or who abstain from voting may not exercise their conversion rights. See the information set forth in "Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders—Conversion Rights" on page 78 for additional information.

        Abstentions, while considered present for the purposes of establishing a quorum, will have the same effect as a vote "AGAINST" the merger proposal, the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal and the equity participation plan proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the same effect as a vote "AGAINST" the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, and the charter amendment—revisions proposal. Abstentions, while considered present for the purposes of establishing a quorum, will have the same effect as a vote "AGAINST" the warrant amendment proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have the same effect as a vote "AGAINST" the warrant amendment proposal.

Vote of Prospect's Stockholders Required

        The merger proposal will require the affirmative vote of a majority of the issued and outstanding public shares represented at the special meeting of Prospect stockholders in person or by proxy and entitled to vote thereon as of the record date. There are 31,250,000 shares of Prospect common stock outstanding as of the record date for the special meeting of Prospect stockholders, of which 25,000,000 are public shares. The merger will not be consummated if the holders of 30% or more of the public shares (7,500,000 shares or more) properly demand conversion of their public shares into cash. Abstentions will have the same effect as a vote "AGAINST" this proposal.

        Each of the:

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  charter amendment—name change proposal,

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  charter amendment—share increase proposal,

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  charter amendment—existence proposal, and

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  charter amendment—revisions proposal will require the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock entitled to vote thereon as of the record date.

        Abstentions and broker non-votes will have the same effect as a vote "AGAINST" each of the charter amendment proposals.

        Directors are elected by a plurality of all votes cast in person or by proxy at the special meeting of Prospect stockholders and entitled to vote thereon as of the record date. "Plurality" means that the individuals who receive the largest number of votes cast "FOR" are elected as directors.

        The approval of the equity participation plan proposal will require the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock represented at the special meeting of Prospect stockholders in person or by proxy and entitled to vote thereon as of the record date. Abstentions will have the same effect as a vote "AGAINST" this proposal.

Vote of Prospect's Warrantholders Required

        Approval of the warrant amendment proposal will require the affirmative vote of a majority in interest of the shares of Prospect common stock issuable upon exercise of the Prospect warrants affected by the warrant amendment and entitled to vote thereon as of the record date. Abstentions and broker non-votes will have the same effect as a vote "AGAINST" this proposal.

Voting Your Warrants or Shares

        Each Prospect warrant or share of Prospect common stock that you own in your name entitles you to one vote on the applicable proposals. Your proxy card shows the number of shares of Prospect common stock or Prospect warrants that you own. If your shares or warrants are held in "street name" or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares or warrants you beneficially own are properly counted.

        There are three ways to vote your shares of Prospect common stock and Prospect warrants:

  •
  You Can Vote By Signing and Returning the Enclosed Proxy Card.  If you vote by proxy card, your "proxy," whose name is listed on the proxy card, will vote your shares or warrants as you instruct on the applicable proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your warrants, your warrants will be voted as recommended by Prospect's board, "FOR" the warrant amendment proposal. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted as recommended by Prospect's board "FOR" the merger proposal, the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal, the equity participation plan proposal and the persons nominated by Prospect's management for election as directors. Votes received after a matter has been voted upon at the special meeting of Prospect stockholders will not be counted.

  •
  You Can Attend the Special Meeting of Prospect Stockholders and the Special Meeting of Prospect Warrantholders and Vote in Person. Prospect will give you a ballot when you arrive. However, if your shares or warrants are held in the name of your broker, bank or nominee, you must get a proxy from the broker, bank or nominee. That is the only way Prospect can be sure that the broker, bank or nominee has not already voted your shares or warrants.

  •
  You Can Instruct Your Nominee How to Vote if Your Shares or Warrants. If your Prospect common stock or public warrants are not held in your own name but rather by your broker, bank or another nominee, we refer to your shares or warrants as being held in "street name." If your shares or warrants are held in street name you must instruct your nominee how to vote your shares. Your nominee may send to you a separate voting instruction form asking you for your voting instructions. If you do not receive a request for voting instructions well in advance of the special meetings, we recommend that you directly contact your nominee to determine how to cause your shares and warrants to be voted as you wish. Your nominee may permit you to instruct the voting of your shares and warrants electronically using the telephone or Internet. Prospect has confirmed that approximately 99% of the street name holders will have access to telephone and Internet voting and that such access will continue until 11:59 P.M. Eastern time on the day before the special meetings, after which time a street name holder must contact his bank, broker or nominee to vote or change his vote.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE STOCKHOLDER PROPOSALS AND YOU WILL NOT BE ELIGIBLE TO HAVE YOUR SHARES CONVERTED INTO A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE NET PROCEEDS OF PROSPECT'S INITIAL PUBLIC OFFERING ARE HELD. IN ORDER TO PROPERLY EXERCISE YOUR CONVERSION RIGHTS, YOU MUST:

  •
  AFFIRMATIVELY VOTE AGAINST THE MERGER PROPOSAL BY PROXY OR IN PERSON AT THE SPECIAL MEETING OF PROSPECT STOCKHOLDERS,

  •
  PRESENT WRITTEN INSTRUCTIONS TO PROSPECT'S TRANSFER AGENT NO LATER THAN ONE BUSINESS DAY PRIOR TO THE VOTE ON THE MERGER PROPOSAL STATING THAT YOU WISH TO CONVERT YOUR SHARES INTO CASH AND THAT YOU WILL CONTINUE TO HOLD YOUR SHARES THROUGH THE CLOSING DATE OF THE MERGER,

  •
  CONTINUE TO HOLD YOUR SHARES THROUGH THE CLOSING DATE OF THE MERGER AND

  •
  TENDER YOUR SHARES TO PROSPECT'S TRANSFER AGENT WITHIN THE PERIOD SPECIFIED IN A NOTICE YOU WILL RECEIVE FROM OR ON BEHALF OF PROSPECT, WHICH PERIOD WILL NOT BE LESS THAN 20 DAYS.

YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR STOCK CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY'S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE MERGER IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE CONVERTED INTO CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR CONVERSION RIGHTS. SEE "SPECIAL MEETING OF PROSPECT WARRANTHOLDERS AND SPECIAL MEETING OF PROSPECT STOCKHOLDERS—CONVERSION RIGHTS" ON PAGE 78 FOR MORE SPECIFIC INSTRUCTIONS.

Revoking Your Proxy

        If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

  •
  you may send another proxy card with a later date;

  •
  you may notify James J. Cahill, Prospect's secretary, in writing before the special meeting of Prospect stockholders that you wish to revoke your proxy; or

  •
  you may attend the special meeting of Prospect stockholders, revoke your proxy, and vote in person, as indicated above.

        If you hold your shares or warrants in "street name" and have instructed your bank, broker or other nominee to vote your shares or warrants for you, you must follow instructions you receive from your bank, broker or other nominee in order to change or revoke your vote. Street name holders with access to telephone and Internet voting may change their vote until 11:59 P.M. Eastern time on the day before the special meetings, after which time a street name holder must contact his bank, broker or nominee to change his vote.

Who Can Answer Your Questions About Voting Your Warrants or Shares

        If you have any questions about how to vote or direct a vote in respect of your warrants or shares, you may call James J. Cahill, Prospect's secretary, at (239) 254-4481 or call Morrow & Co., LLC at (800) 662-5200.

No Additional Matters May Be Presented at the Special Meetings

        The special meeting of Prospect warrantholders has been called only to consider the approval of the warrant amendment proposal. The special meeting of Prospect stockholders has been called only to consider the merger proposal, the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal, the equity participation plan proposal and the director election proposal. Under Prospect's bylaws, other than procedural matters incident to the conduct of the meetings, no other matters may be considered at either special meeting if they are not included in the notice of the applicable special meeting.

Conversion Rights

        Stockholders holding public shares as of the record date of the special meeting of Prospect stockholders who affirmatively vote their public shares against the merger proposal may also demand that Prospect convert such shares into a pro rata portion of the trust account, calculated as of two business days prior to the consummation of the merger. If demand is properly made and the merger is consummated, Prospect will convert these shares into a pro rata portion of the funds in the trust account plus interest, calculated as of such date.

        If you are a holder of public shares and wish to exercise your conversion rights, you must:

  •
  affirmatively vote against the merger proposal by proxy or in person at the special meeting of Prospect stockholders (abstentions and broker non-votes do not satisfy this requirement),

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  present written instructions to Prospect's transfer agent no later than one business day prior to the vote on the merger proposal stating that you wish to convert your shares into cash and that you will continue to hold your shares through the closing date of the merger,

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  continue to hold your shares through the closing date of the merger, and

  •
  tender your shares to Prospect's transfer agent within the period specified in a notice you will receive from or on behalf of Prospect, which period will not be less than 20 days.

        You may tender your shares by either delivering your stock certificate to the transfer agent or by delivering your shares electronically using the Depository Trust Company's DWAC (Deposit/Withdrawal At Custodian) System. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash.

        You may exercise your conversion rights either by checking the box on the proxy card or by submitting your request in writing to Prospect's secretary at its principal executive office, 9130 Galleria Court, Suite 318, Naples, Florida. If you:

  •
  initially vote for the merger proposal but then wish to vote against it and exercise your conversion rights or

  •
  initially vote against the merger proposal and wish to exercise your conversion rights but do not check the box on the proxy card providing for the exercise of your conversion rights or do not send a written request to Prospect to exercise your conversion rights or

  •
  initially vote against the merger, but later wish to vote for it, you may request that Prospect send you another proxy card on which you may indicate your intended vote.

        You may make such request by contacting Prospect at its address at 9130 Galleria Court, Suite 318, Naples, Florida 34109, or by telephone at (239) 254-4481.

        Any corrected or changed proxy card or written demand of conversion rights must be received by Prospect's secretary no later than the business day prior to the special meeting of Prospect stockholders.

        Prospect strongly suggests that you utilize internet or telephone voting procedures if they are available to you. If you choose to return your proxy card by mail, it is possible it will not be received by the deadline on the day before the special meeting of Prospect stockholders.

        If, notwithstanding your negative vote, the merger is completed, then, if you have also properly exercised your conversion rights, you will be entitled to receive a pro rata portion of the trust account, including any interest earned thereon, calculated as of two business days prior to the date of the consummation of the merger. As of October 9, 2009, there was approximately $247.7 million in the trust account, or approximately $9.91 per public share. If you exercise your conversion rights, then you will be exchanging your shares of Prospect common stock for cash and will no longer own these shares.

        Exercise of your conversion rights does not result in either the exercise or loss of any Prospect warrants that you may hold. Your warrants will continue to be outstanding following a conversion of your common stock and will become exercisable upon consummation of the merger, in accordance with the terms of the warrant amendment. A registration statement must be in effect to allow you to exercise any warrants you may hold or to allow Prospect to call the warrants for redemption if the redemption conditions are satisfied. If the merger is not consummated and Prospect does not consummate an acquisition by November 14, 2009, the warrants will not become exercisable and will be worthless.

        Prior to exercising conversion rights, stockholders should verify the market price of Prospect common stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their conversion rights if the market price per share is higher than the conversion price. Prospect cannot assure its stockholders that they will be able to sell their shares of Prospect common stock in the open market, even if the market price per share is higher than the conversion price stated above, as there may not be sufficient liquidity in Prospect securities when Prospect stockholders wish to sell their shares.

        If the holders of at least 7,500,000 or more public shares (an amount equal to 30% or more of the public shares), vote against the merger proposal and properly demand conversion of their shares, Prospect will not be able to consummate the merger. If the merger is not completed, then these shares will not be converted into cash. Any action that does not include an affirmative vote against the merger will prevent you from exercising your conversion rights. Your vote on any proposal other than the merger proposal will have no impact on your right to seek conversion.

Appraisal Rights

        Prospect stockholders do not have appraisal rights in connection with the merger under the DGCL.

        Kennedy-Wilson Holders who do not vote in favor of adopting the merger, and who otherwise comply with the applicable provisions of Section 262 will be entitled to exercise appraisal rights under Section 262. Any shares held by a Kennedy-Wilson Holder who has not voted in favor of the merger and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the merger consideration, unless such Kennedy-Wilson Holder fails to perfect, withdraws or otherwise loses such Kennedy-Wilson Holder's right to appraisal under the DGCL. If, after the consummation of the merger, such Kennedy-Wilson Holder fails to perfect, withdraws or otherwise loses such Kennedy-Wilson Holder's right to appraisal, each such share will be treated as if it had been converted as of the consummation of the merger into a right to receive the merger consideration. Under the merger agreement, if more than 10% of the outstanding shares of Kennedy-Wilson common stock or 10% of the outstanding shares of Kennedy-Wilson preferred stock exercise appraisal rights, Prospect is not required to effect the merger. Prospect shall not waive this condition if the number of outstanding shares of Kennedy-Wilson common stock or preferred stock for which holders exercise appraisal rights is such that, pursuant to the transactions contemplated by the merger agreement, Prospect will not be acquiring "control" of Kennedy-Wilson as defined in Section 368(c) of the Code solely in exchange for Prospect common stock. See the section entitled "Appraisal Rights" on page 288 for additional information.

        Kennedy-Wilson's holders of common stock may also have appraisal rights under Chapter 13 of the CGCL. Any stockholder who does not vote in favor of the merger and remains a holder of Kennedy-Wilson common stock at the effective time of the merger may, by complying with the procedures set forth in Chapter 13 of the CGCL and sending Kennedy-Wilson a written demand for appraisal before the vote is taken by Kennedy-Wilson stockholders on the merger agreement, be entitled to seek appraisal of the fair value of their shares as determined by the proper California superior court. These appraisal rights are contingent upon consummation of the merger.

        See the section entitled "Appraisal Rights" on page 288 for additional information.

Proxy Solicitation Costs

        Prospect is soliciting proxies on behalf of its board of directors and will pay the cost of this proxy solicitation. This solicitation is being made by mail, but also may be made by telephone or in person. Prospect and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement and proxy card. Morrow & Co., LLC, a proxy solicitation firm that Prospect has engaged to assist it in soliciting proxies, will be paid an initial fee of $12,500, plus out-of-pocket expenses for its efforts. Prospect will pay Morrow an additional fee of $25,000 upon successful completion of the merger and a $2,500 fee to act as inspector of the elections to be paid after the Special Meeting of Prospect Warrantholders and Special Meeting of Prospect Stockholders.

        Prospect will ask banks, brokers and other institutions, nominees and fiduciaries to forward proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Prospect will reimburse them for their reasonable expenses.

Prospect Founders

        As of October 26, 2009, the record date, the Prospect founders beneficially owned and were entitled to vote 6,250,000 founders shares. The founders shares issued to the Prospect founders constituted approximately 20% of the outstanding shares of Prospect common stock immediately after the IPO. In connection with the IPO, Prospect and Citigroup entered into agreements with each of the Prospect founders (including its officers and directors) pursuant to which each Prospect founder agreed to:

  •
  vote his or its founders shares on the merger proposal in accordance with the majority of the votes cast by the holders of public shares and

  •
  waive any right to receive a liquidation distribution with respect to the founders shares in the event Prospect fails to consummate an initial business combination.

        The Prospect founders (including its officers and directors) have also indicated that they intend to vote their founders shares in favor of all other proposals being presented at the special meeting of Prospect stockholders. The founders shares have no liquidation rights and will be worthless if no business combination is effected by Prospect. In connection with the IPO, the Prospect founders entered into agreements with Citigroup restricting the sale of their founders shares until one year after the date of the completion of the initial business combination or earlier if, subsequent to the initial business combination:

  •
  the closing price of Prospect's common stock equals or exceeds $14.50 per share for any 20 trading days within any 30 trading day period; or

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  Prospect consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Prospect's stockholders having the right to exchange their shares of common stock for cash, securities or other property;

provided, however, that transfers can be made to permitted transferees who agree in writing to be bound by the same restrictions, agree to vote in the same manner as a majority of the holders of public shares who vote at the special or annual meeting called for the purpose of approving Prospect's initial business combination and waive any rights to participate in any liquidation distribution if Prospect fails to consummate its initial business combination. For so long as the founders shares are subject to such transfer restrictions they will be held in an escrow account maintained by Continental Stock Transfer & Trust Company. Immediately prior to and subject to consummation of the merger, 4,750,000 founder shares will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock.

Actions That May Be Taken to Secure Approval of Prospect's Stockholders and Warrantholders

        At any time prior to the special meeting of Prospect stockholders and special meeting of Prospect warrantholders, during a period when they are not then aware of any material nonpublic information regarding Prospect or its securities and pursuant to agreements in a form that would not violate insider trading rules, Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates may purchase shares or public warrants from institutional and other investors, or execute agreements to purchase such shares of common stock or public warrants from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of Prospect common stock or public warrants or vote their shares of common stock or public warrants in favor of the merger proposal and the warrant amendment proposal, as applicable. The purpose of such public warrant purchases and other transactions would be to increase the likelihood that holders of a majority of shares underlying the warrants is present and voting at the special meeting of Prospect warrantholders and that holders of a majority of shares underlying the Prospect warrants vote in favor of the warrant amendment proposal. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the public shares present in person or by proxy and eligible to vote at the special meeting of Prospect stockholders vote in favor of the merger proposal, and that holders of fewer than 30% of the public shares vote against the merger proposal and demand conversion of their public shares into cash where it appears that such requirements would otherwise not be met.

        In making any such purchase, Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates would approach a limited number of large stockholders of Prospect that have indicated an intention to vote against the merger proposal (which information Prospect would provide to its affiliates, Kennedy-Wilson, and the affiliates of Kennedy-Wilson), and engage in direct negotiations for the purchase of such stockholders' positions. Such stockholders could include those who have already voted via proxy and who have made their conversion demands. All stockholders approached in this manner would be institutional or sophisticated investors. Arrangements of such nature would only be entered into and effected in accordance with applicable law, including securities laws.

        While the exact nature of any incentives that would be provided by the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares or public warrants, including the granting of put options and the transfer to such investors or holders of shares of common stock or public warrants owned by the Prospect founders for nominal value. Any incentives provided to a stockholder would be privately negotiated with each stockholder who wishes to enter into such transactions. As these arrangements will be made with stockholders who would otherwise have voted against the transaction, such incentives would benefit stockholders who have voted in favor of the transaction knowing that these arrangements are possible, and/or who wish to remain long-term stockholders of the post-merger company and who would like the transaction to be consummated, because these arrangements increase the likelihood that the transaction will indeed be consummated. Accordingly, Prospect believes that these arrangements are in the interest of all stockholders because there is an opportunity for all stockholders to get the choice that they prefer. Stockholders who wish to sell their shares and receive cash may have an opportunity to do so, and those who support and vote in favor of the transaction and who wish to remain stockholders of the post-merger company have an increased chance of doing so. The amount and nature of any such incentives would be determined based on the willingness of those parties to incur the time and legal expense necessary to effect such an arrangement and would be the result of an arms-length negotiation between the respective parties. Certain holders of Prospect common stock may not be offered any such incentives because, based on information publicly provided by other special purchase acquisition companies entering into similar arrangements, Prospect believes that such stockholders are not interested in a entering into an arrangement contingent upon consummation of the transaction and/or in expending the time or cost that may be associated with entering into such arrangements. In addition, there are certain other stockholders who have expressed to Prospect a desire to continue to hold their shares in Prospect and to be long-term investors in the post-merger company and accordingly are not interested in entering into these types of arrangements.

        The purchase price for any shares purchased pursuant to these arrangements is likely to be negotiated based on the per share value held in Prospect's trust account, rather than the prevailing market price. The purchase price paid in these arrangements will not exceed a premium of up to $0.04 per share over the per share value held in Prospect's trust account. The maximum amount that Prospect will expend for these types of arrangements is $100,200,000 from the proceeds in the trust account to purchase up to no more than 40% of the Prospect outstanding shares. Accordingly, Prospect's net assets at book value per common share would be reduced by the net effect of such share purchases on a weighted-average basis. Entering into any such arrangements may have a depressive effect on Prospect's common stock. For example, assuming that no holders of Prospect common stock exercise their conversion rights and assuming that the minimum of 12,500,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $0.92 per share. Likewise, assuming that holders of 29.99% of Prospect common stock exercise their conversion rights and assuming that the maximum of 25,000,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $1.34 per share.

        Definitive arrangements have not yet been determined but may include agreements between Prospect, the Prospect founders and their respective affiliates on the one hand and the holders of common stock or public warrants on the other hand pursuant to which Prospect would agree to purchase common stock or public warrants from such holders in connection with the closing of the merger for the price specified in the arrangements. Under the terms of such an agreement, the holder would appoint an officer of Prospect as his proxy with respect to the merger proposal or warrant amendment proposal, as applicable, and all other proposals in this proxy statement/prospectus. If, for some reason, the merger is not closed despite such agreements, the sellers would be entitled to participate in liquidation distributions from Prospect's trust account with respect to such shares.

        In addition, if holders refuse to enter into arrangements with Prospect to sell their common stock, Prospect may determine to engage a third party "aggregator" to buy shares prior to the meeting from such holders that have already indicated an intention to convert their shares and/or vote against the merger proposal. In such a case, the aggregator would purchase the shares from the original holder and then subsequently sell such shares to Prospect in connection with the closing of the merger. The purchase price for shares purchased pursuant to arrangements with aggregators is often at the market price, though it is possible that a purchase price might exceed the market price by up to $0.04 per share. Prospect would, in addition to paying the purchase price of such shares to this aggregator, pay it a fee. Such fee is expected to be a maximum of 1% of the aggregator's total purchase price for such shares. Any arrangement entered into with a third party aggregator would require it to immediately notify Prospect of any such purchases so that Prospect may within one business day and, in any event, prior to the special meetings of stockholders and warrantholders file a Current Report on Form 8-K describing such purchase, including the price of such purchase and the fact that such shares will be voted in favor of the merger proposal.

        Although Prospect does not have a definitive plan to engage the services of such an aggregator, if one is needed, the parties believe it will be in the best interests of stockholders that are voting in favor of the merger proposal since the retention of the aggregator can help ensure that the merger will be completed and the additional fee payable to the aggregator is not expected to be significant. As is discussed above, Prospect believes that these arrangements are in the best interest of all stockholders because there is an opportunity for all stockholders to get the choice that they prefer. Stockholders who wish to sell their shares quickly for cash may have an opportunity to do so, and those who support and vote in favor of the transaction and who wish to remain stockholders of the post-merger company have an increased chance of doing so. All shares purchased pursuant to such arrangements would remain outstanding until the closing of the merger and would be voted in favor of the merger proposal.

        Purchases pursuant to arrangements described above would be paid for with funds in Prospect's trust account and would diminish the funds available to the post-merger company for working capital by up to $100,200,000. In all events there will be sufficient funds available to Prospect from the trust account to pay the holders of all shares of common stock that are properly converted.

        If such transactions are effected, the consequence could be to cause the merger proposal or the warrant amendment proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares of common stock or public warrants by the persons described above would allow them to exert more influence over the approval of the merger proposal or the warrant amendment proposal and other proposals and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it less likely that the holders of 30% or more of the public shares will vote against the merger proposal and exercise their conversion shares.

        As a result of the purchases that may be effected through the arrangements described herein, the working capital of the post-merger company will be reduced by as much as $100,200,000. Accordingly, Prospect's net assets at book value per common share therefore would be reduced by the net effect of such share purchases on a weighted-average basis. For example, assuming that no holders of Prospect common stock exercise their conversion rights and assuming that the minimum of 12,500,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $0.92 per share. Likewise, assuming that holders of 29.99% of Prospect common stock exercise their conversion rights and assuming that the maximum of 25,000,000 warrants elect the cash amount, if Prospect spends the maximum amount of $100,200,000 on these types of arrangements, Prospect's net assets at book value per common share would be reduced by $1.34 per share. In addition, it is likely that the number of beneficial holders of Prospect's securities also will be reduced from what it would have been absent these arrangements. This may inhibit Prospect's ability to list its common stock on AMEX or any other national securities exchange due to their minimum beneficial holder requirements.

        As of the date of this proxy statement/prospectus, there have been no such discussions with respect to any transaction between Prospect, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their affiliates and holders of common stock or public warrants and no agreements to such effect have been entered into with any such investor or holder. Prospect will within one business day and, in any event, prior to the special meetings of stockholders and warrantholders file a Current Report on Form 8-K to disclose any arrangements entered into with stockholders, warrantholders or aggregators or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal, the warrant amendment proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, or the conversion threshold. In addition, Prospect will promptly post on its website any such significant purchases made until immediately prior to the special meetings of stockholders and warrantholders. If members of Prospect's board of directors or officers make purchases pursuant to such arrangements, they will be required to report these purchases on beneficial ownership reports filed with the SEC within two business days of such transactions. Since Prospect's corporate existence will terminate on November 14, 2009 if the merger is not consummated, Prospect cannot provide stockholders who have voted for the merger with additional time beyond the meeting date to reconsider their vote. Accordingly, stockholders and warrantholders should assume that Prospect may expend the maximum amount of $100,200,000 for these types of arrangements. In addition, when access to voting ceases at 11:59 p.m. Eastern time on the day before the special meetings, stockholders and warrantholders may not know the final amount expended by Prospect, or the final number of shares or warrants purchased. Stockholders who wish to reconsider vote up to and including the meeting date should follow the procedures set forth in Questions and Answers for Prospect Stockholders and Warrantholders About the Proposals—May I change my vote after I have mailed my signed proxy card? on page 13.

Outstanding Public Warrants

        The closing price as reported by AMEX of Prospect public warrants on October 26, 2009 (the record date for the special meeting of Prospect warrantholders) was $0.55. Prior to voting on the warrant amendment proposal, holders of public warrants should verify the market price of the Prospect public warrants as they may receive higher proceeds from the sale of their public warrants in the public market than from Prospect's exchange of the public warrants for cash in connection with the merger if the market price per warrant is higher than the cash exchange price of $0.55 per warrant. Prospect cannot assure its holders of public warrants that they will be able to sell their public warrants in the open market, even if the market price per warrant is higher than the exchange price stated above, as there may not be sufficient liquidity in Prospect's securities when holders of public warrants wish to sell their public warrants. Based on the closing market price of $0.28 per public warrant on September 8, 2009, the last trading day prior to the announcement of the merger agreement, the public warrants had an aggregate value of $7,000,000. Based on the closing market price of $0.55 per public warrant on October 26, 2009 (the record date), the public warrants had an aggregate value of $13,750,000.

        If you elect to participate in the cash exchange, you will be exchanging your public warrants for cash and will no longer own those warrants. You will be entitled to receive cash for these public warrants only if you deliver your warrant certificate (either physically or electronically) to Prospect's transfer agent in accordance with the procedures outlined in the section entitled "The Warrant Amendment Proposal" on page 86. Additionally, if you elect to continue to hold your public warrants, because the CUSIP for the public warrants is changing, you must deliver your public warrants for exchange in accordance with the procedures outlined in the section entitled "The Warrant Amendment Proposal—Warrant Election/Exchange Procedures" on page 88.

THE WARRANT AMENDMENT PROPOSAL

Purpose of the Warrant Amendment

        In connection with the proposed merger, Prospect is proposing an amendment to the warrant agreement governing all of the Prospect warrants, which we refer to as the warrant amendment, in order to, among other things, allow:

  •
  each Prospect warrantholder to elect for each public warrant held by such holder, either (x) to receive upon the upon the closing of the merger the cash amount of $0.55, or (y) to continue to hold his, her or its public warrant which will be amended to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described below, and

  •
  provide that the terms of the sponsors warrants be amended to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described below.

        If the merger is consummated, any holder of public warrants who votes against the approval of the warrant amendment proposal or who makes no election will receive the cash amount in exchange for its public warrants. We refer to the elections by Prospect warrantholders to receive the cash amount or to retain their public warrants, as amended, as the "warrant election." We further refer to the exchange of public warrants for the cash amount as the "cash exchange."

        Up to fifty percent (or 12,500,000) of the public warrants outstanding immediately prior to the consummation of the merger which we refer to as the "Warrant Limit," may remain outstanding, as amended, after consummation of the merger. If Prospect warrantholders elect to receive in the aggregate more amended public warrants than the Warrant Limit, the public warrantholders and the holders of sponsor warrants will receive the cash election for a portion of their warrants. The numbers of additional warrants to be exchanged for the cash amount will be apportioned pro rata among the Prospect warrantholders who make a warrant election and the holders of sponsor warrants, by multiplying the number of amended public warrants evidenced by a specific warrant election or the number of sponsor warrants, as applicable, by a fraction (x) the numerator of which is the number by which the warrants elected to be exchanged for amended public warrants exceeds the Warrant Limit and (y) the denominator of which is the sum of the aggregate number of amended public warrants evidenced by all warrant elections plus the number of sponsor warrants. Further, public warrants for which Prospect warrantholders make no election will be converted into the right to receive the cash exchange. There is no limit on the number of public warrants that may be exchanged for cash. In the event that the warrant amendment proposal is approved, Prospect warrantholders who voted against the warrant amendment proposal will receive the cash amount.

        The terms of the amended public warrants will be substantially similar to the terms of the public warrants, except that the amended public warrants:

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  will have an exercise price of $12.50;

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  will be redeemable by Prospect in whole or in part at a price of $0.01 per warrant if the sales price of Prospect common stock equals or exceeds $19.50 per share for any 20 trading days within a 30 day trading period; and

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  will expire on November 14, 2013.

        The terms of the amended sponsors warrants will be substantially similar to the terms of the sponsors warrants, except that the amended sponsors warrants:

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  will have an exercise price of $12.50;

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  will be redeemable by Prospect in whole or part at a price of $0.01 per warrant if the sales price of Prospect common stock equals or exceeds $19.50 per share for any 20 trading days within a 30 trading day period; and

  •
  will expire on November 14, 2013.

        Pursuant to Section 18 of the warrant agreement, Prospect and its warrant agent may amend any provision of the warrant agreement with the consent of the holders of Prospect warrants exercisable for a majority in interest of the shares of Prospect common stock issuable upon exercise of all outstanding Prospect warrants that would be affected by such amendment. Approval of the warrant amendment proposal requires the affirmative vote of the holders of a majority in interest of the shares of Prospect common stock issuable upon exercise of the Prospect warrants as of the record date for the special meeting of Prospect warrantholders. The approval of the warrant amendment proposal is a condition to the consummation of the merger. If the Prospect warrantholders approve the warrant amendment proposal, then the warrant agreement will be amended and the holders of public warrants will be permitted to receive the cash amount or an amended public warrant upon consummation of the merger.

        Prospect believes the cash exchange and the amendment of its warrants will provide benefits to Prospect and its warrantholders, including the following:

  •
  Prospect believes that the cash exchange is an important step in the consummation of the merger because the reduction of public warrants in Prospect's capital structure following the consummation of the merger will decrease potential dilution and increase attractiveness to future investors; and

  •
  The closing price of Prospect public warrants on October 26, 2009 (the record date) was $0.55. The cash amount of $0.55 per warrant is a significant premium to the market price of $0.28 on September 8, 2009 for the public warrants. Prospect's board of directors believes the cash amount is fair to Prospect warrantholders.

        In the event the warrant amendment proposal is not approved, the merger proposal will not be presented to Prospect stockholders for a vote. If the merger is not consummated and Prospect does not consummate another business combination by November 14, 2009, Prospect will be required to liquidate and all Prospect warrants will expire and become worthless.

        United States Holders of public warrants should note that they will recognize gain or loss for United States federal income tax purposes if the warrant amendment proposal is approved and the cash exchange is consummated, while United States Holders of public warrants who elect to continue to hold their public warrants, as amended, and United States Holders of sponsor warrants, should not recognize any gain or loss with respect to the warrant exchange. For a discussion of the United States federal income tax consequences of the warrant amendment for United States Holders of public warrants and sponsor warrants, please see the sections entitled "The Merger Proposal—Material United States Federal Income Tax Consequences—Tax Consequences of the Warrant Amendment to United States Holders of Prospect Warrants" on page 137 for additional information.

Certain Effects of the Cash Exchange

        A minimum of $6,875,000 will be required to purchase public warrants (and sponsor warrants, as applicable) in the cash exchange, plus an estimate of approximately $12,000 of related fees and expenses. The cash exchange will be funded from the funds released to Prospect from the trust account in connection with the consummation of the merger.

Warrant Election/Exchange Procedures

        Continental Stock Transfer & Trust Company has been appointed by Prospect to receive elections by holders of public warrants to receive either the cash amount or the amended public warrants, and to act as exchange agent with respect to the merger. If a holder of public warrants wishes to make an election to continue to hold an amended public warrant, such holder must mark the appropriate space on the warrant proxy card and provide physical or electronic delivery of such holder's certificates or warrants, as appropriate, as described below, prior to or at the special meeting of warrantholders. In order to validly make an election, a holder of Prospect units must first separate its Prospect units into the component common stock and warrants in order to validly tender its public warrants to the exchange agent. If the merger is consummated, a holder of public warrants who does not make a proper election to continue to hold an amended public warrant, will receive the cash amount for each of its public warrants.

        Any public warrant holder may change such holder's election if the exchange agent receives:

  •
  prior to the special meeting of Prospect warrantholders written notice of such change accompanied by a new properly completed proxy card; or

  •
  at the special meeting of Prospect warrantholders a new, properly completed proxy card.

        Prospect will have the right in its sole discretion to permit changes in elections after the election date.

        In connection with the above procedures, prior to the special meeting of Prospect warrantholders, each holder of public warrants must instruct its broker to deliver its public warrants to the exchange agent electronically using the Depository Trust Company's ATOP (Automated Tender Offer Program) System. Once a holder electronically delivers its public warrants to the exchange agent, it may not transfer its public warrants until the merger is completed, unless the holder properly revokes its election.

        Holders of physical certificates representing public warrants should deliver those certificates to the exchange agent, at the following address:

  Mark Zimkind
  Continental Stock Transfer & Trust Company
  17 Battery Place
  New York, New York 10004
  (212) 845-3287

        The cash amount is substantially less than the market price of the shares of Prospect common stock issuable upon exercise of the public warrants. See the section entitled "Price Range of Securities and Dividends" on page 285 herein for information on the historical market prices for Prospect public warrants and Prospect common stock on AMEX.

Recommendation and Required Vote

        Approval of the warrant amendment proposal requires the affirmative vote of a majority in interest of the shares of Prospect common stock issuable upon exercise of the Prospect warrants affected by the warrant amendment and entitled to vote thereon as of the record date. Approval of the warrant amendment proposal is a condition to the merger and to the presentation of the stockholder proposals at the special meeting of Prospect stockholders.

PROSPECT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PROSPECT'S WARRANTHOLDERS VOTE "FOR" THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.

THE MERGER PROPOSAL

        The discussion in this proxy statement/prospectus of the merger and the principal terms of the merger agreement by and among Prospect, Merger Sub and Kennedy-Wilson is subject to, and is qualified in its entirety by reference to, the merger agreement, as amended. A copy of the merger agreement, as amended, is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference.

Structure of the Merger

        The merger agreement provides for the merger of Merger Sub with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Prospect.

Merger Consideration

        Pursuant to the merger agreement, in the merger, the Kennedy-Wilson Holders will receive an aggregate of 26 million shares of Prospect common stock (each share of Kennedy-Wilson common stock shall automatically convert into the right to receive 3.8031 shares of Prospect common stock and each share of Kennedy-Wilson preferred stock shall automatically convert into the right to receive 105.6412 shares of Prospect common stock), minus any dissenting shares.

        If a fractional share is required to be issued to a Kennedy-Wilson Holder, Prospect will round up to the nearest whole share in lieu of issuing fractional shares.

Prospect Warrant Amendment

        Each outstanding holder of public warrants will elect either:

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  to receive upon the closing of the merger $0.55 in cash; or

  •
  to continue to hold his, her or its public warrant which will be amended to provide for a new exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013;

provided that the aggregate number of amended public warrants that will remain outstanding following the closing of the merger is capped at 50% (or 12,500,000) of the public warrants outstanding on the date of the merger, which we refer to as the "Warrant Limit." If holders of public warrants elect to receive in the aggregate more amended public warrants than the Warrant Limit, the public warrantholders and the holders of sponsor warrants will receive the cash election for a portion of their warrants. The numbers of additional warrants to be exchanged for the cash amount will be apportioned pro rata among the holders of public warrants who make a warrant election and the holders of sponsor warrants, by multiplying the number of amended public warrants evidenced by a specific warrant election or the number of sponsor warrants, as applicable, by a fraction (x) the numerator of which is the number by which the warrants elected to be exchanged for amended public warrants exceed the Warrant Limit and (y) the denominator of which is the sum of the aggregate number of amended public warrants evidenced by all warrant elections plus the number of sponsor warrants. Further, public warrants for which holders of public warrants make no election will be converted into the right to receive the cash exchange. There is, however, no limit on the number of public warrants that may be exchanged for cash.

        Under the same warrant amendment, each sponsor warrant terms will be amended to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described above.

Forfeiture of Founder Shares

        Immediately prior to the merger, 4,750,000 founder shares held by the founders will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock.

Management Incentive Shares

        To reward and incentivize Kennedy-Wilson's key employees and management after the merger, up to 2,475,000 shares of Prospect common stock will be reserved for issuance under the 2009 Plan. If the merger is consummated, certain Kennedy-Wilson officers, directors and key employees will be issued an aggregate of 2,376,000 restricted shares of Prospect common stock under the 2009 Plan upon the closing of the merger as set forth in the table below:

Name of Group	Dollar ($)	Number of Shares of Restricted Stock
William McMorrow, Chief Executive Officer	$5,513,062.50	556,875
Freeman Lyle, Chief Financial Officer	$765,705.60	77,344
Mary Ricks, Co-CEO of KW Commercial Investment Group	$5,513,062.50	556,875
Barry Schlesinger, Co-CEO of KW Commercial Investment Group	$765,705.60	77,344
Robert Hart, President of KW Multi-Family Management Group	$765,705.60	77,344
James Rosten, President of Kennedy-Wilson Properties	$765,705.60	77,344
All executive officers, as a group	$22,021,619.40	2,224,406
All directors who are not executive officers, as a group	$153,143.10	15,469
All employees, including all current officers who are not executive officers, as a group	$1,347,637.50	136,125

        In the event that the recipient of the restricted shares remains employed by (or continues to perform services as a director for) the post-merger company through the relevant vesting date, 1/5 of the restricted shares will vest on each of the first five anniversaries of the date of issuance, provided that the Performance Target is met as of the September 30 immediately preceding the applicable anniversary date (in the case of the installments vesting on the fourth and fifth anniversary dates, the Performance Target must be met as of the September 30 immediately preceding the third anniversary date). The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. Notwithstanding the foregoing, in the event the employment with the post-merger company of an employee who has been granted restricted shares is terminated without cause or if the employee resigns from his employment with the post-merger company for good reason, the restricted shares will continue to vest on the applicable anniversary dates (subject to the satisfaction of the Performance Target), subject to certain limitations. In addition, in the event of a "Change of Control" as defined in the 2009 Plan (see "The Equity Participation Plan Proposal—"Change of Control" on page 180), any unvested restricted shares of Prospect common stock that have not previously been forfeited will become vested, subject to certain limitations. See section "The Equity Participation Plan Proposal—Awards to Particular Officers, Directors and Employees" on page 184 for additional information.

Management Bonuses

        If the merger is consummated, William J. McMorrow and Mary Ricks will be potentially entitled to receive certain cash bonus payments of up to $11.7 million and $4.0 million, respectively. The cash bonus payments will be payable as follows:

  •
  Mr. McMorrow and Ms. Ricks will be entitled to receive $4.85 million and $2.0 million, respectively, on October 15, 2009, provided, however, that such payments will be repaid to

    Kennedy-Wilson in the event the merger is not consummated by November 15, 2009 or the executive is not employed by Kennedy-Wilson on the effective date of the merger (these employment requirements will not apply, however, in the case of a termination of employment due to death or disability);

  •
  Mr. McMorrow and Ms. Ricks will receive "performance unit awards" under the 2009 Plan which will entitle them to receive $2.425 million and $1.0 million, respectively, on April 1, 2010, provided that the Performance Target is met as of March 31, 2010 (in the event that the Performance Target is not met as of March 31, 2010, the bonus otherwise due April 1, 2010 shall, nevertheless, be paid on July 1, 2010, October 1, 2010, or January 1, 2011, respectively, if the Performance Target is satisfied as of the earliest of June 30, 2010, September 30, 2010, or December 31, 2010, respectively), and the executive remains employed through the date on which the Performance Target is satisfied; and

  •
  Mr. McMorrow and Ms. Ricks will receive additional "performance unit awards" under the 2009 Plan which will entitle them to receive cash payments in the amounts of $4.425 and $1.0 million, respectively, on January 1, 2011, provided that the Performance Target is met as of December 31, 2010 and he or she, as applicable, remains employed by the post-merger company through January 1, 2011.

        Notwithstanding the foregoing, in the event that the merger is consummated and the employment of Mr. McMorrow or Ms. Ricks is terminated by the post-merger company without cause or he or she, as applicable, resigns from his or her, as applicable, employment with the post-merger company for good reason, the payments referred to in the second and third bullets above will still be payable on the applicable payment dates if the Performance Target is met. The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger.

        The compensation committee of Kennedy-Wilson's board of directors made the determination to pay cash bonuses to only Mr. McMorrow and Ms. Ricks upon consummation of the merger after taking into account several factors, including the primary roles Mr. McMorrow and Ms. Ricks played in negotiating the terms of the merger and the merger agreement and the amendments to Mr. McMorrow's and Ms. Ricks' employment agreements eliminating their rights to receive cash lump sum payments otherwise due upon a change in control.

Note Forgiveness

        On April 10, 2006, William J. McMorrow borrowed $3,543,127 from Kennedy-Wilson evidenced by a Promissory Note bearing simple interest at a rate of 7.5% per annum and scheduled to mature on April 9, 2011. Mr. McMorrow's employment agreement has been amended to provide that the McMorrow Note will be forgiven if the merger is consummated. The determination of Kennedy-Wilson's compensation committee to forgive the note upon the consummation of the merger stemmed from its consideration of the terms of the note itself, which provides for its forgiveness in the event of certain changes in control, Mr. McMorrow's contributions to Kennedy-Wilson and his primary role in negotiating the terms of the merger and the merger agreement.

Amendments to Employment Agreements

        In connection with the merger, Mr. McMorrow and Ms. Ricks have entered into amendments to their employment agreements which provide for, among other things:

  •
  the removal of certain benefits in the event of a change in control;

  •
  the addition of certain severance benefits if the executive resigns on account of a change in location or a material reduction in duties;

  •
  the grant to each executive of 556,875 shares of restricted stock of Prospect pursuant to the 2009 Plan and upon the terms and conditions set forth above;

  •
  the cash bonus payments set forth above; and

  •
  in the case of Mr. McMorrow, the McMorrow Note forgiveness described above.

        Mr. Herrema has also entered into an amendment to his employment agreement which provides for the extension of his employment term from December 31, 2010 to January 31, 2014 as well as the second and third bullets above.

        In addition, the employment agreements for Messrs. McMorrow and Herrema and Ms. Ricks have been amended to include language intended:

  •
  to provide for a reduction in the amount of payments or benefits payable or provided to them under their respective employment agreements or otherwise to ensure that no payment or benefit is subject to the excise tax imposed by Section 4999 of the Code (certain golden parachute payments) which reduction may, in certain circumstances, result in the repayment of certain previously paid amounts (plus earnings) to the post-merger company, and

  •
  to achieve compliance with Section 409A of the Code.

The Guardian Note

        In connection with the merger, a convertible subordinated note with a principal amount of $30 million that was issued by Kennedy-Wilson to Guardian Life Insurance Company of America ("Guardian") in November 2008 (the "Guardian Note") will become convertible into shares of Prospect common stock pursuant to the terms of the Guardian Note. The Guardian Note bears interest at a fixed rate of 7%, payable quarterly, and the outstanding principal is due on November 3, 2018. Under the terms of the merger agreement and a letter agreement entered into between Kennedy-Wilson and Guardian on October 8, 2009, following the consummation of the merger, Guardian will have an option to convert, in whole or in part, the outstanding principal balance and accrued interest into common stock at a conversion price of $9.86 per share any time prior to May 3, 2017. At any time on or after the ninth anniversary of the original issue date of the note and prior to the due date, Prospect (as successor) may demand that Guardian convert the note in accordance with its terms. As of October 22, 2009, the outstanding principal balance and accrued interest of the Guardian Note were $30 million and $466,666, respectively. Upon consummation of the merger, the estimated number of shares of common stock into which the Guardian Note will be convertible is 3,042,466.

Fractional Shares

        No fractional shares of Prospect common stock will be issued in the merger. In lieu thereof, the number of shares of Prospect common stock to be delivered to each Kennedy-Wilson Holder shall be rounded up to the nearest whole share.

Appraisal Rights

        Prospect stockholders do not have appraisal rights in connection with the merger under the DGCL. Kennedy-Wilson Holders with outstanding common stock and preferred stock immediately prior to the effective time of the merger who do not vote in favor of adopting the merger, and who otherwise comply with the applicable provisions of Section 262 will be entitled to exercise appraisal rights under Section 262. Any shares held by such Kennedy-Wilson Holder who demands appraisal for such shares in accordance with the DGCL will not be converted into the right to receive shares of Prospect common stock, unless such Holder fails to perfect, withdraws or otherwise loses such Holder's right to appraisal under the DGCL. If, such Holder fails to perfect, withdraws or otherwise loses such

Holder's right to appraisal, each such share will be treated as if it had been converted as of the consummation of the merger into a right to receive the Prospect common stock. Prospect is not required to effect the merger in the event that either:

  •
  holders of more than 10% of the outstanding shares of Kennedy-Wilson common stock or

  •
  the holders of more than 10% of the outstanding shares of Kennedy-Wilson preferred stock exercise their appraisal rights.

        Prospect shall not waive this condition if the number of outstanding shares of Kennedy-Wilson common stock or preferred stock for which holders exercise appraisal rights is such that, pursuant to the transactions contemplated by the merger agreement, Prospect will not be acquiring "control" of Kennedy-Wilson as defined in Section 368(c) of the Code, solely in exchange for Prospect common stock.

        Kennedy-Wilson's holders of common stock may also have appraisal rights under Chapter 13 of the CGCL. Any stockholder who does not vote in favor of the merger and remains a holder of Kennedy-Wilson common stock at the effective time of the merger may, by complying with the procedures set forth in Chapter 13 of the CGCL and sending Kennedy-Wilson a written demand for appraisal, be entitled to seek appraisal of the fair value of their shares as determined by the proper California superior court. These appraisal rights are contingent upon consummation of the merger.

        See the section entitled "Appraisal Rights" on page 288 for additional information.

Indemnification of Directors and Officers

        Prospect has agreed that the post-merger company will, for six years from the date of closing the merger, maintain in effect the provisions in its amended and restated certificate of incorporation and amended and restated bylaws providing for indemnification of its current and former directors and officers with respect to the facts and circumstances occurring at or prior to the merger to the fullest extent permitted by the DGCL.

        Prospect has agreed that the post-merger company will, for six years from the date of the closing of the merger, provide each current and former director or officer of Prospect with insurance for acts or omissions occurring prior to the merger covering each such person on terms not materially less favorable than those currently covered by Prospect's officers' and directors' liability insurance policy; provided that the premium for such coverage shall not exceed $200,000.

Indemnification

        Prospect will indemnify, defend and hold harmless Kennedy-Wilson, including Kennedy-Wilson's successors and permitted assigns, and Kennedy-Wilson will indemnify, defend and hold harmless Prospect, including Prospect's successors and permitted assigns, from and against all liabilities, loss, claims, damages, fines, penalties and expenses, including the costs of investigation and defense and reasonable attorneys' fees and court costs, arising from:

  •
  any breach of any representation or warranty made by Prospect or Kennedy-Wilson in the merger agreement or in any certificate delivered by Prospect or Kennedy-Wilson pursuant to the merger agreement or

  •
  any breach by Prospect or Kennedy-Wilson of its covenants or obligations in the merger agreement to be performed or complied with by Prospect or Kennedy-Wilson at or prior to Closing.

        Neither party is entitled to indemnification as so described unless the aggregate amount of damages exceeds $1,000,000. The aggregate amount of damages for which either party may be liable shall not exceed $10,000,000 and in any event, the practical benefits of this indemnification are limited since Kennedy-Wilson will be a direct, wholly-owned subsidiary of Prospect.

Name; Headquarters; Stock Symbols

        After completion of the merger:

  •
  the name of Prospect will be Kennedy-Wilson Holdings, Inc.;

  •
  the corporate headquarters and principal executive offices of the post-merger company will be located at 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212, which are Kennedy-Wilson's corporate headquarters; and

  •
  Prospect's common stock, public warrants and units are currently quoted on the AMEX under the symbols PAX, PAX.WS and PAX.U, respectively. Prospect intends to apply for re-listing on AMEX upon the consummation of the merger. If Prospect's securities are re-listed on AMEX, its common stock, public warrants and units will continue to trade, but the symbols may change to symbols that are reasonably representative of the post-merger company's corporate name.

Lock-Up Agreements

        In connection with the merger, William J. McMorrow, Mary Ricks, Freeman Lyle, and Donald Herrema, executive officers of Kennedy-Wilson, have entered into Lock-Up Agreements with Prospect whereby each have agreed to not offer, sell, pledge or otherwise transfer:

  •
  any of the shares of Prospect common stock received as merger consideration for three months after the merger and

  •
  90% of the shares of Prospect common stock received as merger consideration and 100% of the shares of Prospect common stock received as management incentive shares in connection with grants to executives under the 2009 Plan, in each case, for one year after the merger.

        The stockholders subject to such Lock-Up Agreements may transfer their shares to any controlled affiliate, to any partner, stockholder or member of the stockholder, or for estate planning purposes only; provided in each case that any transferee agrees to be bound to the terms of the Lock-Up Agreement prior to any transfer.

Background of the Merger

        The terms of the merger agreement are the result of arm's-length negotiations between representatives of Prospect and Kennedy-Wilson. The following is a brief discussion of the background of these negotiations, the merger agreement and related transactions. Prospect is a blank check company incorporated in Delaware on July 9, 2007 in order to serve as a vehicle for the acquisition of an operating business. A registration statement for Prospect's IPO was declared effective on November 14, 2007. On November 20, 2007, Prospect sold 25,000,000 units. Each of Prospect's units consists of one share of common stock, $0.0001 par value per share, and one warrant. Each warrant sold in the IPO entitles the holder to purchase one share of common stock at an exercise price of $7.50. Prospect's units began publicly trading on November 15, 2007. Prospect's public warrants and common stock have traded separately since December 3, 2007. The public offering price of each unit was $10.00, and the IPO raised gross proceeds of $250,000,000. Of the gross proceeds:

  •
  Prospect deposited $241,750,000 into a trust account at JP Morgan Chase Bank, NA, maintained by Continental Stock Transfer & Trust Company, as trustee, which included $10,000,000 of contingent underwriting discount (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with, the terms of the underwriting agreement for the IPO);

  •
  the underwriters received $7,500,000 as underwriting discount (excluding the contingent underwriting discount); and

  •
  Prospect retained $700,000 for offering expenses, plus $50,000 for working capital.

        In addition, Prospect deposited into the trust account $5,250,000 that it received from the private placement of 5,250,000 sponsors warrants to Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, Prospect's President and a director, and Capital Management Systems, Inc., a corporation affiliated with William Landman, one of Prospect's directors.

        During the period from November 2007 through August 2009, Prospect was involved in sourcing and evaluating prospective businesses in search of a potential business combination. To minimize potential conflicts of interest which may have arisen from multiple corporate affiliations, each of Prospect's officers and directors agreed, until the earliest of a business combination, liquidation or such time as he ceases to be an officer or director, to present to Prospect prior to any other entity, any business opportunity which may reasonably be required to be presented to Prospect under the DGCL, in accordance with his fiduciary obligations. In general, officers and directors of a corporation incorporated under the DGCL are required to present business opportunities to a corporation if:

  •
  the corporation could financially undertake the opportunity;

  •
  the opportunity is within the corporation's line of business; and

  •
  it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

        Prospect was created to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business. As such, its officers and directors are responsible for identifying, evaluating and selecting a target business and in their capacity as officers and directors of Prospect have focused their work on finding and analyzing potential acquisition targets, analyzing valuation work, negotiating potential transaction terms with potential target companies and reviewing various business case scenarios. In addition, they have assisted Prospect by preparing investment materials, analyzing market and industry research, coordinating and reviewing due diligence work, providing technical financial modeling, including pro forma financial statements, coordinating, conducting and analyzing business plans and assisting in the preparation of applicable SEC financial information and documentation. Prospect attempted to source opportunities both proactively and reactively, and given the mandate to find a suitable business combination partner, did not limit itself to any one transaction structure (i.e. cash versus stock issued to seller, straight merger, corporate spin-out or management buy-out). Proactive sourcing involved Prospect management, among other things:

  •
  initiating conversations, whether via phone, e-mail or other means and whether directly or via their underwriters with third-party companies they believed may make attractive business combination partners;

  •
  contacting professional service providers (lawyers, accountants, consultants and bankers);

  •
  utilizing their own network of business associates and friends for leads;

  •
  working with third-party intermediaries, including investment bankers;

  •
  inquiring of business owners of their interest in selling their business; and

  •
  engaging consultants with whom Prospect entered into success fee based engagement letters.

        Reactive sourcing involved fielding inquiries or responding to solicitations by either:

  •
  companies looking for capital or investment alternatives;

  •
  lenders or equity investors which had portfolio companies for which they had a desire to engage in a sale or fundraising process; or

  •
  investment bankers or other similar professionals who represented a company engaged in a sale or fundraising process.

        The efforts of the officers and directors of Prospect also included discussions with other board members that highlighted general trends and opportunities in the financial services sector, profiled companies which might be attractive business combination candidates and provided introductions to the management teams of such companies where they had relevant contacts.

        Promptly following Prospect's IPO, Prospect contacted over 100 investment bankers, private equity firms, consulting firms, legal and accounting firms, as well as numerous other business relationships. In addition, Prospect directly solicited owners and executives of privately and publicly owned businesses and communicated the fact that Prospect was looking to acquire or merge with a company which had a profile that met Prospect's criteria. Through these efforts, Prospect identified and reviewed information with respect to more than 150 potential target companies.

        Between December 2007 and August 2009, based on Prospect's screening efforts and criteria evaluation, approximately 34 companies were determined as appropriate targets to advance to the next phase of the selection process. Non-disclosure agreements (and trust waivers) were signed with these potential targets and preliminary discussions were initiated. From this universe of potential targets, nine companies were further pursued to the extent that Prospect held substantive discussions regarding the type, timing and amount of consideration to be provided in a potential transaction, conducted due diligence and engaged the potential seller in a negotiation process. In each of these cases, Prospect pursued the transaction because it believed the target company represented a favorable opportunity for Prospect stockholders. Furthermore, in the cases of the targets in the asset management industries, Prospect's management had experience in managing and/or acquiring businesses similar to these, and it had been Prospect's intention to focus on these businesses from its inception. However, except for Kennedy-Wilson, in each case, Prospect was unable to reach a mutually acceptable transaction value and structure with the target. The terms of Prospect's non-disclosure agreements with each of these targets prevent Prospect from disclosing their names in this proxy statement/prospectus.

        The following table highlights the target businesses on which Prospect advanced to the negotiation stage, but which were ultimately dismissed as a business combination candidate:

Target Company Business	Activity Period	Reason not Pursued
1. Asset Management	December 2007 - March 2008	Executed letter of intent; could not agree on valuation
2. Asset Management	January 2008 - March 2008	Executed letter of intent; did not win auction process
3. Asset Management	February 2008 - April 2008	Executed letter of intent; seller decided not to sell
4. Mortgage processing	June 2008 - September 2008	Executed letter of intent; could not agree on valuation
5. Specialty finance	November 2008 - March 2009	Seller decided to pursue alternative transaction
6. Investment company	April 2009 - June 2009	Executed letter of intent; could not agree on valuation
7. Mortgage processing	April 2009 - June 2009	Executed letter of intent; insufficient audited financials of seller
8. Mortgage insurance	July 2009 - August 2009	Executed letter of intent; did not win auction process

        Additional details of the Prospect's negotiations with each of the target businesses listed in the preceding table are as follows:

  •
  Target #1—Prospect was introduced to this target by Citigroup. This target was an asset management company based in Europe which was focused on managing structured products and wanted to raise additional capital to be utilized as the equity tranche of future investment vehicles. Prospect management had numerous telephonic meetings and also went to Europe to meet in person with one of the owners, a private equity firm, which was spearheading the transaction process for the target. Confidential information was exchanged, preliminary due diligence had been conducted and the parties were negotiating a term sheet. Given the then tenuous state of the structured products marketplace, the valuation Prospect was willing to place on the business was not deemed acceptable by the owners of the business, which resulted in discussions terminating.

  •
  Target #2—Prospect was introduced to this target, an asset management firm based in the United States, by the investment banking group at Goldman Sachs, Inc., which was running an auction process on behalf of the owners. Prospect conducted preliminary due diligence, met with the company management team and owners at its offices, and submitted a non-binding letter of intent. Prospect was informed that the company elected to proceed with another entity which intended to provide more cash consideration at closing, which resulted in discussions terminating.

  •
  Target #3—Prospect was introduced to this target by Gordon Financial Advisors. The target was a U.S. based credit focused investment management firm, and was interested in exploring a potential transaction as part of its effort to initiate a number of strategic initiatives. Prospect met with management on several occasions at the target's offices, conducted business due diligence and was in final negotiations regarding a non-binding letter of intent to enter into a transaction.

    The principals of the business ultimately concluded that their preference was not to undertake the transition to being a public company at that time, which resulted in discussions terminating.

  •
  Target #4—Prospect was introduced to this target by Citigroup, which was representing the target. This company was a U.S. based mortgage processing company which had an outside owner who wanted to pursue liquidity alternatives. Prospect engaged Merrill Lynch to work on its behalf, and conducted extensive due diligence, leading to the execution of a non-binding letter of intent. Prospect and the target proceeded to negotiate potential terms of a transaction, but could not come to final agreement on valuation.

  •
  Target #5—Prospect was introduced to this target by Rodman & Renshaw, which was representing the target in an effort to raise capital to expand the current investment business. The target was a specialty finance lending firm based in the U.S., and Prospect management conducted extensive business due diligence on the company. Prospect management met with the management owners of the business on several occasions at their headquarters, and were proceeding toward submitting a non-binding letter of intent. The target decided to proceed with another potential acquirer.

  •
  Target #6—Prospect was introduced to this target through LLM Capital Partners LLC, an entity affiliated with Patrick J. Landers, Prospect's President, who had been in contact with Watch Hill Advisor, the financial advisor that the target had retained to assist with capital raising. The target was a U.S. based business development company focused primarily in the lending sector, and was interested in expanding its capital base to grow its assets under management. Prospect management had several meetings with the target's management, conducted business due diligence and was negotiating the terms of a potential transaction based on a non-binding letter of intent that it had submitted. The parties could not agree on a transaction structure and valuation, which resulted in discussions terminating.

  •
  Target #7—Prospect was introduced to the target by De Guardiola. The target was a U.S. based mortgage processing company, and was looking to expand its equity base to take advantage of acquisition and other growth initiatives. Prospect had extensive telephonic and in person meetings with the target's management and its owner, and proceeded to execute a mutually agreeable letter of intent. Prospect conducted business and legal due diligence, and the parties began preparing definitive documentation regarding the transaction. The target had made several acquisitions of entities that did not have current audited financial statements, and the target and Prospect determined that financial statements for those entities would have been required to be included in a registration statement relating to the proposed transaction. The time that would have been necessary for those audited statements to be produced would not have fallen within the time frame Prospect required to complete its business combination, so the parties terminated their discussions.

  •
  Target #8—Prospect was introduced to this target through LLM Capital Partners LLC, an entity affiliated with Patrick J. Landers, Prospect's President, who introduced Prospect to another private equity investor who was interested in partnering with Prospect to submit a bid. This target was a U.S. based mortgage insurer that was being sold through an auction process led by Winchester Capital. Prospect, in conjunction with the private equity investor, conducted business due diligence, including discussions with management, and executed a non-binding letter of intent. The target elected not to proceed with the proposal that Prospect and the private equity investor submitted.

        On June 15, 2009, David A. Minella, Chairman and Chief Executive Officer of Prospect, was contacted by Roberto De Guardiola of De Guardiola. Mr. De Guardiola explained that Kennedy-Wilson was seeking to raise equity capital to enable it to expand its real estate investment activities, and that a special purpose acquisition company, such as Prospect, could address Kennedy-Wilson's equity raising goals while also achieving another objective of listing on a United States securities exchange.

        On June 17, 2009, De Guardiola prepared some non-confidential information which outlined the business and management team at Kennedy-Wilson, in preparation for a teleconference between Prospect and Kennedy-Wilson management which was held on June 18, 2009.

        On June 18, 2009, Prospect and Kennedy-Wilson entered into a non-disclosure agreement and Prospect received certain confidential information from Kennedy-Wilson. The Prospect team reviewed the materials and began gathering industry research with the assistance of De Guardiola. An initial meeting of Messrs. Minella and Cahill with the Kennedy-Wilson management team was held on June 23, 2009 at the offices of De Guardiola to discuss the Kennedy-Wilson business in more detail and how a potential transaction between the two organizations could be mutually beneficial.

        On June 24, 2009, Prospect submitted a preliminary business due diligence request list to Kennedy-Wilson, and began to receive and review information related to the Kennedy-Wilson business, financial history and prospective growth objectives.

        At this time, Prospect began to focus more closely on Kennedy-Wilson as a potential target because Prospect management believed that the Kennedy-Wilson business was well positioned to capitalize on growth opportunities in its business, and that the goals of Kennedy-Wilson current owners were strongly aligned with the special purpose acquisition company structure. Specifically, the existing Kennedy-Wilson's owners were interested in retaining their existing equity interest, becoming a public company listed on United States securities exchange, and using Prospect's cash to take advantage of distressed and other real estate investment opportunities. Prospect's management found this type of transaction structure to be very attractive because it aligned the interests of Prospect's stockholder base with those of Kennedy-Wilson's existing owners and also because Prospect's initial due diligence reflected that the real estate investment opportunities available to Kennedy-Wilson could generate significant returns for stockholders.

        Continuing throughout the early part of July 2009, Prospect continued to review and consider the Kennedy-Wilson opportunity, while also continuing to investigate various other opportunities. Prospect executive management continued to speak with Kennedy-Wilson management regarding the prospective transaction and why it represented a compelling opportunity for both Prospect and Kennedy-Wilson stockholders.

        The Prospect team, led by Mr. Minella, with the help of Prospect's financial advisors, Citigroup and De Guardiola, analyzed the current real estate investment environment, precedent merger and acquisition transaction valuations, and publicly available comparable company valuations. The team also considered Kennedy-Wilson's business plan, including the opportunity to grow both its investments and services businesses, both of which Prospect believed had strong growth potential.

        On July 7, 2009, Mr. Minella had a follow-up meeting with William McMorrow and Donald Herrema of Kennedy-Wilson and Mr. De Guardiola, during which the parties shared their preliminary views on general terms that might be attractive to each regarding a transaction. Over the next several days, Prospect and Kennedy-Wilson continued to discuss potential transaction terms.

        On July 13, 2009, the acquisition committee of the board of directors of Prospect held a telephonic meeting to discuss Prospect's progress in its discussions with Kennedy-Wilson and to seek approval to submit a non-binding letter of intent. The committee reviewed the general terms of a proposed transaction and unanimously approved execution of a non-binding letter of intent with Kennedy-Wilson.

        On July 13, 2009, Prospect submitted a written proposal to Kennedy-Wilson. This proposal contemplated that Prospect would issue to Kennedy-Wilson's existing stockholders a total of 25.5 million shares of Prospect common stock, including common shares to be issued to Kennedy-Wilson's existing convertible preferred stockholders who would be required to convert the shares into common stock. This provided a total value to Kennedy-Wilson's shares of approximately $255 million assuming a Prospect common stock price of $10.00. The proposal also contemplated an allocation of an additional 2.2 million shares to a management incentive plan, as well as the issuance of 0.375 million shares being issued De Guardiola as partial payment of its advisory fee. The proposal also called for the Prospect founders to forfeit 2.575 million shares. In addition, the proposal called for Kennedy- Wilson, and potentially Prospect and De Guardiola, to purchase Prospect public warrants subsequent to the execution and announcement of the definitive merger agreement and for the existing Kennedy- Wilson management option plan to be cancelled. In connection with the option plan, the parties subsequently agreed that all public warrants purchased up to 50% of the amount currently held by the public would be retired, and any additional public warrants purchased would be set aside in a management incentive pool.

        On July 13, 2009, Prospect and Kennedy-Wilson, executed a non-binding letter of intent which outlined the terms under which both sides agreed to work towards a definitive agreement and provided limitations on Kennedy-Wilson's ability to pursue alternative transactions.

        On July 13, 2009, and subsequent to the execution of the non-binding letter of intent, Prospect provided an additional business due diligence request list to Kennedy-Wilson. Over the next several weeks Kennedy-Wilson provided business due diligence information to Prospect and its advisors, including Citigroup and De Guardiola, all of whom continued to review these materials.

        On July 14, 2009, Messrs. Minella and Cahill, along with representatives from Citigroup and De Guardiola, met with Kennedy-Wilson's management team at Kennedy-Wilson's headquarters in Beverly Hills, California and discussed in more detail specific opportunities related to the Kennedy-Wilson business lines and how a potential transaction could help it achieve those objectives.

        On August 1, 2009, Loeb and Loeb LLP, on behalf of Kennedy-Wilson, provided Prospect with a draft merger agreement which formed the basis for the negotiation of a definitive agreement between Prospect and Kennedy-Wilson.

        On August 5, 2009, Prospect engaged Citigroup as its financial advisor to benefit from its knowledge and expertise in the real estate investment banking sector. In that role, Citigroup assisted in due diligence of the operations, past performance, financial statements and valuation analysis of Kennedy-Wilson.

        On August 8, 2009, Prospect provided a legal due diligence list to Kennedy-Wilson, and over the following several weeks Prospect and its legal counsel, Bingham McCutchen LLP, reviewed the information provided and continued to conduct legal due diligence and revise and negotiate the definitive merger agreement with Kennedy-Wilson and its legal representatives.

        On August 10, 2009, Prospect engaged De Guardiola as its financial advisor to assist Prospect with the transaction structure and negotiations. De Guardiola was in a unique position to advise Prospect in its transaction negotiations due to its past transaction experience with Kennedy-Wilson.

        In the course of negotiating the definitive merger agreement, Prospect and Kennedy-Wilson sought to address each party's concerns about deal certainty. Because of logistical issues, obtaining an agreement from a majority of Kennedy-Wilson's common stockholders to vote in favor of the merger might have precluded Prospect from registering the offering of its shares of common stock issued in the merger. Accordingly, Prospect and Kennedy-Wilson agreed that Kennedy-Wilson would pay Prospect a break up fee of $10 million if less than a majority of the shares of Kennedy-Wilson common stock approve the merger. Prospect and Kennedy-Wilson also agreed to an exception to Kennedy-Wilson's blanket waiver of claims against the trust account that will permit Kennedy-Wilson to recover its damages up to $10 million if it prevails in a claim that Prospect breached Prospect's no-shop covenant in the merger agreement.

        On August 20, 2009, Prospect engaged Houlihan Smith to render a fairness opinion to the board of directors as to whether, on the date of such opinion, the purchase price was fair, from a financial point of view, to Prospect's stockholders, and to opine on whether the fair market value of Kennedy-Wilson was at least equal to 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). Representatives of Houlihan Smith held discussions with Prospect and the management team of Kennedy-Wilson, reviewed materials, including a draft of the merger agreement, dated September 2, 2009, financial statements of Kennedy-Wilson, internal financial statements and financial projections prepared by Kennedy-Wilson, as well as other due diligence materials concerning both Kennedy-Wilson and its industry.

        On August 23, 2009, Prospect engaged RSM McGladrey ("RSM") to conduct limited scope financial and tax due diligence on Kennedy-Wilson. After the audit committee approval noted below, Representatives from RSM met with Kennedy-Wilson's management at its headquarters in Beverly Hills, California, performed limited scope financial due diligence, held discussions with management, met with Kennedy-Wilson's tax preparer and performed limited scope tax due diligence. During the period of its limited scope due diligence, RSM provided updates regarding its findings and analysis to Prospect on a regular basis.

        On August 24, 2009, Prospect held a telephonic meeting of the audit committee of its board of directors, at which the audit committee approved the engagement of RSM to perform limited scope financial and tax due diligence on Kennedy-Wilson. Prospect also held an update call with its board of directors on August 24, 2009 to discuss the status of the negotiations regarding the definitive merger agreement with Kennedy-Wilson.

        On August 31, 2009 Messrs. Minella and Cahill met with the Kennedy-Wilson management team at the offices of Citigroup, along with representatives from De Guardiola and Deutsche Bank, Kennedy-Wilson's financial advisor. The parties discussed the relative benefits of retiring any and all warrants that might be repurchased prior to or after the closing of the potential transaction as opposed to setting those aside for a management incentive pool. In place of the warrants that would have been set aside, the parties agreed to increase the number of management incentive shares to 4.0 million from 2.2 million. In addition, it was agreed that certain executive officer change of control payments which might have been triggered by the transaction, totaling approximately $15.7 million, would be foregone, and instead an incentive bonus arrangement of an equivalent amount would be established. This arrangement called for the payment of $6.9 million prior to closing, (to be returned if the transaction does not close), and an additional $3.4 million during fiscal 2010 and $5.4 million during fiscal 2011, subject to certain performance measures being attained. In addition, it was agreed that a note receivable owed to Kennedy-Wilson by Mr. McMorrow, totaling $4.1 million, including accrued interest through June 30, 2009, would be forgiven. In addition, based upon the current momentum of the business as compared to what had been previously discussed, it was also agreed that the 25.5 million shares to be issued to Kennedy-Wilson common stockholders and convertible preferred stockholders would be increased to 26.0 million, valuing those shares at approximately $260 million, assuming a Prospect common stock price of $10.00.

        On September 4, 2009, Prospect convened a telephonic meeting of the acquisition committee of its board of directors and Prospect's executive management presented the transaction to the committee. Citigroup, one of Prospect's financial advisors, presented an overview of the valuation analysis related to the pending transaction. RSM presented its limited scope financial and tax due diligence findings and Bingham McCutchen presented its legal due diligence findings to the acquisition committee. After extensive discussions, the acquisition committee approved making a recommendation to the board of directors that it adopt the merger agreement in substantially the form presented to the acquisition committee and authorize and empower certain Prospect officers to execute and deliver the merger agreement on behalf of Prospect.

        On September 4, 2009, Kennedy-Wilson convened a telephonic meeting of its board of directors to discuss the merger agreement and related agreements. Kennedy-Wilson's executive management presented to the board of directors various aspects of the proposed merger and Berkshire Capital Securities LLC, one of Kennedy-Wilson's financial advisors, delivered a written opinion in which it opined that the purchase price was fair, from a financial point of view, to the stockholders of Kennedy-Wilson. In addition, Deutsche Bank, another Kennedy-Wilson financial advisor, provided an overview of the equity markets and the expected process. Finally, Frederic Cook & Co., Kennedy-Wilson's compensation consultant, presented on the 2009 Plan and other related compensation issues involved in the merger. After a detailed discussion and question and answer session, the board of directors unanimously approved the merger agreement and other related documents substantially in the form presented to the board of directors and authorized and empowered certain Kennedy-Wilson officers to execute and deliver the merger agreement on behalf of Kennedy-Wilson.

        On September 5, 2009, Prospect convened a telephonic meeting of its board of directors to discuss the merger agreement and related agreements. Prospect's executive management presented to the board of directors various aspects of the proposed merger and Houlihan Smith delivered its opinion that the purchase price was fair, from a financial point of view, to the stockholders of Prospect, and that the fair market value of Kennedy-Wilson was equal to at least 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). Bingham McCutchen LLP provided an overview of board fiduciary duties in the context of a transaction, and summarized material terms of the merger agreement and ancillary agreements. After extensive discussions, the board of directors approved the merger agreement and ancillary documents substantially in the forms presented to the board of directors and authorized and empowered certain Prospect officers to execute and deliver such agreements on behalf of Prospect. The board of directors further determined that the merger was fair to and in the best interests of Prospect's stockholders and that the fair market value of Kennedy-Wilson was equal to at least 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount) and resolved to recommend to the stockholders of Prospect that they approve and adopt the merger agreement.

        Prospect and Kennedy-Wilson continued to finalize the merger agreement and ancillary agreements through September 7, 2009.

        On September 8, 2009, Prospect again convened a telephonic meeting of its board of directors to establish a special independent committee to review certain post-closing compensation arrangements, which were presented to the committee by Prospect's executive management and legal representatives. After extensive discussions, the independent committee of the board of directors unanimously approved the post-closing compensation arrangements for Kennedy-Wilson management substantially in the forms presented to the committee.

        On the night of September 8, 2009, the parties executed the merger agreement and jointly announced the agreement by means of a press release on the morning of September 9, 2009.

        On September 11, 2009, Prospect and Kennedy-Wilson filed a Form 8-K containing an investor presentation which provided further public disclosure on the merger. A joint public conference call was held the morning of September 14, 2009 regarding the merger.

        In October 2009, Kennedy-Wilson and Prospect revisited the business terms of the transaction and negotiated revised terms. On October 21, 2009, Kennedy-Wilson and Prospect agreed to a new business proposal. The proposal contemplated an allocation of 2,475,000 shares under the 2009 Plan for management incentive grants, the issuance of 250,000 shares to De Guardiola as partial payment for its advisory fee and the forfeiture of 4,750,000 shares by Prospect's founders.

        On October 22, 2009, Prospect convened a telephonic meeting of its board of directors to discuss the new business terms and the amendment to the merger agreement and related agreements. After discussions, the board of directors approved the amendment to the merger agreement and related agreements substantially in the forms presented to the board of directors and authorized and empowered certain Prospect officers to execute and deliver such agreements on behalf of Prospect. On October 22, 2009, Houlihan issued a bring-down letter stating that Houlihan reaffirmed, as of the date of the letter, all statements made in its fairness opinion letter to Prospect dated as of September 5, 2009. The bring-down letter is included as part of Annex F which is attached to this proxy statement/prospectus.

        On October 22, 2009, Kennedy-Wilson convened a telephonic meeting of its board of directors to discuss the new business terms and the amendment to the merger agreement and related agreements. After a discussion, the board of directors approved the amendment to the merger agreement and other related agreements substantially in the forms presented to the board of directors and authorized and empowered certain Kennedy-Wilson officers to execute and deliver such agreements on behalf of Kennedy-Wilson.

        Prospect and Kennedy-Wilson finalized and executed the amendment to the merger agreement and related agreements on October 22, 2009.

        On October 23, 2009, Prospect and Kennedy-Wilson revisited the business terms of the warrant amendment. Prospect and Kennedy-Wilson agreed that, to the extent certain holders of public warrants who elected to receive an amended public warrant were required pursuant to the terms of the amendment to receive instead the cash amount on a pro rata basis with respect to a portion of their warrants, the sponsors' warrants would be included in the pro rata calculation and the sponsors also would receive the cash amount with respect to a portion of their sponsor warrants.

        On October 26, 2009 Prospect convened a telephonic meeting of its board of directors to discuss the proposed new terms to the warrant amendment, which would also require an amendment to the merger agreement. After discussions, the Prospect board of directors approved the amendment to the merger agreement and the revisions to the form of warrant amendment and authorized and empowered certain Prospect officers to execute and deliver such agreements on behalf of Prospect.

        Also on October 26, 2009, Kennedy-Wilson convened a telephonic meeting of its board of directors to discuss the proposed new terms to the warrant amendment. After discussion, the Kennedy-Wilson board of directors approved the amendment to the merger agreement and authorized and empowered certain Kennedy-Wilson officers to execute and deliver the amendment to the merger agreement on behalf of Kennedy-Wilson.

        Prospect and Kennedy-Wilson finalized and executed the amendment to the merger agreement on October 26, 2009.

Prospect's Board of Directors' Reasons for the Approval of the Merger

        The Prospect board of directors has concluded that the merger with Kennedy-Wilson is in the best interests of Prospect's stockholders and unanimously recommends that you vote "FOR" the merger proposal.

        In arriving at its determination to approve the merger and the merger agreement with Kennedy-Wilson, the board of directors of Prospect relied on information (including financial information) relating to Kennedy-Wilson, the regulatory environment, industry dynamics, the reports of outside due diligence consultants and its own collective experience in investing in, managing and financing growth companies.

        The Prospect board of directors also confirmed that the merger with Kennedy-Wilson would satisfy the conditions for a merger candidate as set forth in the Prospect final prospectus dated November 14, 2007 for Prospect's IPO, including the requirement that Kennedy-Wilson's fair market value as the target business equal at least 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). The fair market value of Kennedy-Wilson was determined by the board of directors based on a variety of factors generally accepted by the financial community in valuing companies, including a comparative company analysis in which the board of directors analyzed other real estate services companies. Prospect's board of directors was not aware of any companies containing an identical breadth of platform and mix of services as Kennedy-Wilson that would make them directly comparable, but it did believe there were several companies that were comparable to certain aspects of Kennedy-Wilson and would therefore be helpful in valuing those aspects. The board of directors considered real estate services companies and alternative asset management companies with similar fund structures to Kennedy-Wilson, which were viewed as likely to have similar revenue stream characteristics and risks. A list of these comparable companies is included below under the heading "The Merger Proposal—Comparable Company and Comparable Transaction Valuation Metrics" on page 106. Prospect's board of directors determined that Jones Lang LaSalle Incorporated and CB Richard Ellis Group, Inc. were the most appropriate comparable real estate services companies and that The Blackstone Group, Inc. was the most appropriate comparable alternative asset management company. The board of directors was aware of several other companies that had relevant business model components, but it did not believe they were suitable comparables. The board of directors considered Grubb & Ellis Company but did not include it in its analysis because Grubb & Ellis Company's financial distress due to high financial leverage resulted in non-comparable valuation metrics. The board of directors considered, but ultimately did not include, Och-Ziff, Inc., GLG Partners, Inc. and Fortress Investment Group because each of these companies primarily follows a hedge fund model as opposed to the private equity model followed by Kennedy-Wilson. The hedge fund model is fundamentally more risky than Kennedy-Wilson's model because hedge funds focus on trading and near-term profits and are more performance fee oriented.

        The board of directors also considered the opinion of Houlihan Smith dated September 5, 2009 that the merger is fair from a financial point of view to the Prospect stockholders and to the effect that, as of such date, the fair market value of Kennedy-Wilson as indicated by Houlihan Smith's financial analyses was at least equal to $194 million. A copy of Houlihan Smith's opinion, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Smith in preparing its opinion is attached as Annex E and is discussed below under the section entitled "The Merger Proposal—Fairness Opinion" on page 124.

        The board of directors noted that the companies that Houlihan Smith used for comparative purposes were different than what the board of directors had determined were the most relevant for this purpose. The board of directors determined that domestic companies that were focused on (A) real estate services and (B) alternative asset management services, utilizing a private equity model, were the most appropriate for comparative purposes. Houlihan Smith, in its independent judgment, determined that a broader group of companies that were active in the real estate segment would be most appropriate for their analysis associated with rendering a fairness opinion to the board of directors.

        The board of directors also noted that the Houlihan Smith valuation methodologies resulted in a range of values for each method. The board of directors noted that the low end of the value range in both the Guideline Public Company Method and Comparable Transactions Method were derived from the revenue multiple approach as opposed to EBITDA multiple approach. Prospect's board of directors, based on conversations with its financial advisors, determined that while a revenue-based valuation metric is a valid valuation method, in the context of a publicly traded market valuation the EBITDA and earnings multiple approach will be more relevant measures. Earnings and EBITDA multiples were preferred to revenue multiples because these multiples account for differing cost structures across comparable companies that result in differing profit margins to various stakeholders. Further, Prospect's financial advisors advised the board of directors that the public markets investor community is more focused on earnings and EBITDA multiples than revenue multiples. The board of directors also considered that the valuation methods used by Houlihan Smith were derived using 2009 data, and therefore did not reflect the full value of the Kennedy-Wilson platform, since they did not incorporate the profitability impact that additional fund and separate account investment proceeds could have on Kennedy-Wilson.

        The Prospect board of directors considered financial data for selected companies with publicly traded securities that it deemed similar to Kennedy-Wilson in one or more financial, operating or other respects as part of its analysis, as well as similar analyses which Houlihan Smith reviewed with the board of directors in connection with rendering its opinion.

        The Prospect board of directors considered a wide variety of factors in connection with its evaluation of the merger. In light of the complexity of those factors, the Prospect board of directors did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its decision. In addition, individual members of the Prospect board may have given different weight to different factors. The board of directors considered the following material factors:

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  Kennedy-Wilson's financial condition and results of operations;

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  Kennedy-Wilson's growth potential;

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  the experience and skills of Kennedy-Wilson's management and the availability of additional personnel;

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  Kennedy-Wilson's competitive position;

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  barriers to entry;

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  the valuation of comparable companies;

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  Kennedy-Wilson's industry dynamics, including the competitive landscape;

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  favorable long-term growth prospects;

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  the reports of outside due diligence consultants retained by Prospect;

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  research reports published by third parties on markets and/or companies similar to Kennedy-Wilson;

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  future capital requirements;

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  costs associated with effecting the transaction;

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  the oral opinion of Houlihan Smith to the board of directors of Prospect on September 5, 2009 (which was confirmed in writing by delivery of Houlihan Smith's written opinion the same day) with respect to the fairness of the merger, from a financial point of view, to Prospect's stockholders and that the fair market value of Kennedy-Wilson as indicated by Houlihan Smith's financial analyses was at least equal to 80% of the balance in the trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount); and

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  the underlying businesses and components of Kennedy-Wilson.

        The analysis of Prospect's board of directors in reaching this conclusion is described in more detail below. In considering the merger, Prospect's board gave considerable weight to the following positive factors:

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  Kennedy-Wilson's record of high investment returns and high potential for future growth, as well as its historical financial and investment performance;

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  Kennedy-Wilson's diversified revenue stream in terms of multiple business segments and geographic markets;

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  Kennedy-Wilson's prospective position as a real estate acquisition and services platform in a highly fragmented industry; and

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  compelling investment opportunities given the current state of the real estate environment.

        Prospect's board of directors' belief that Kennedy-Wilson has the ability to continue its growth because opportunities exist to:

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  continue to increase its assets under management;

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  execute high return on investment real estate transactions; and

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  continue to grow its real estate services platform.

        In considering an appropriate valuation for Kennedy-Wilson and in determining whether this transaction is in the best interest of Prospect's stockholders, Prospect's board of directors considered the growth and future value potential of the Kennedy-Wilson business platform. Specifically, the board of directors determined that the 26 million shares of Prospect common stock being paid as consideration to the Kennedy-Wilson Holders was appropriate given the profitability impact that additional fund and separate account investment proceeds could have on Kennedy-Wilson. The board of directors considered the profitability that the combined firms would be able to achieve and the share price potential that might result from the successful execution of the Kennedy-Wilson business plan, and determined that that potential outweighed the alternative of not consummating the transaction.

        The board of directors did not specifically consider the impact of costs associated with incentives and non-cash arrangements that might be considered by Prospect to influence stockholder votes and guide the outcome of approval. However, although Prospect's founder and/or their affiliates do not have a definitive plan to enter into arrangements to purchase shares, the parties believe it will be in the best interests of stockholders that are voting in favor of the merger since such purchases can help ensure that the merger will be completed and the additional fee payable to such selling stockholders is not expected to be significant.

The Experience of Kennedy-Wilson's Management

        An important consideration of Prospect's board of directors in approving the merger was Kennedy-Wilson's seasoned management team, which has acquired, developed and managed more than $15 billion of real estate. On average, the members of Kennedy-Wilson's senior management team have more than 25 years of real estate experience and have worked together for more than a decade. Kennedy-Wilson's executives have built highly regarded reputations in the real estate industry, which they have utilized to attract large institutional clients, execute successful, high return real estate transactions, negotiate with lenders and potential joint venture partners and develop a diversified real estate services firm. Prospect's board of directors believes that the experience of Kennedy-Wilson's management team provides it with a competitive advantage in this regard.

Comparable Company and Comparable Transaction Valuation Metrics

        The Prospect board of directors reviewed valuation metrics from management's analysis and that of third-party investment banks for companies that it believed were somewhat representative of Kennedy-Wilson's services and asset management business lines and, in that regard, within the context of the proposed merger. Comparable asset management and real estate companies considered included:

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  The Blackstone Group L.P.: Alternative asset manager, including management of corporate private equity funds and real estate funds

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  Jones Lang LaSalle Incorporated: Real estate services and investment management provider

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  CB Richard Ellis Group, Inc.: Real estate services and investment management provider

        The board of directors utilized the valuation metrics from the companies named above to value the services and asset management components of Kennedy-Wilson's business. The metrics were determined by looking at the forward earnings and EBITDA estimates as presented by Factset for those companies, and dividing that into the equity market capitalization (price/share × shares outstanding) and enterprise value (equity market capitalization, plus debt, less cash from the most recently filed balance sheet), respectively, for each. The services multiple estimate range derived from Jones Lang LaSalle and CB Richard Ellis was used to value the non-investment aspects of the business and the asset management estimate derived from The Blackstone Group provided a guideline for the asset management segment.

        The forward earnings multiples for The Blackstone Group L.P., Jones Lang LaSalle Incorporated and CB Richard Ellis Group, Inc. were 16.1x, 19.1x and 21.5x, respectively. The forward EBITDA multiples for Jones Lang LaSalle Incorporated and CB Richard Ellis Group, Inc. were 8.8x and 11.3x, respectively, and the forward EBITDA multiple for The Blackstone Group L.P. was not available. While the investment community generally prefers the earnings and EBITDA multiple approaches for valuing these companies, given the lack of a forward EBITDA estimate for The Blackstone Group L.P., the board of directors determined that the forward earnings multiple was the most important valuation metric. Management applied a 30-40% discount to the average forward earnings multiple of these comparable companies to value the non-investment aspects and asset management segment of Kennedy-Wilson to reflect the greater risk of Kennedy-Wilson's earnings due to smaller company size, less diversified platform and significant near-term projected earnings growth.

Valuation Approach

        The board valued the equity of Kennedy-Wilson by a sum of the parts methodology. The parts of the valuation were: continuing earnings of the non-investment aspects and asset management segment, promoted interest earnings, and the value of real estate investments. The value of Kennedy-Wilson's share of real estate investments was taken as its cost basis, so the projections prepared by Kennedy-Wilson management were adjusted to remove the property level revenues and expenses. The Prospect board of directors noted that Houlihan Smith did not adjust the projections for these items as they deemed them relevant for its analysis using the Income Approach. While the Prospect board noted that Houlihan Smith relied upon the 2009 forecast for its analysis, the Prospect board believed that 2010 better reflected the full impact of Kennedy-Wilson's near-term growth initiatives. For example, Kennedy-Wilson has ramped up its marketing activities to raise third party capital for future acquisitions during 2009, the results of which weren't expected to be fully reflected until 2010. The resulting projections used by the Prospect board in valuing the business (excluding real estate) were as follows:

($ in thousands)	Pro Forma 2010 Non-Invest/Asset Mgmt.	Pro Forma 2010 Promoted Interest
Gross Fees	$102,000	$14,000
Expenses	(43,900)	—

EBITDA	58,100	14,000
Interest, net	(6,700)	—

Pre-tax Income	51,400	14,000
Net Income	$30,800	$8,400

        The 2010 earnings multiples for The Blackstone Group L.P., Jones Lang LaSalle Incorporated and CB Richard Ellis Group, Inc. were 16.1x, 19.1x and 21.5x, respectively. The 2010 EBITDA multiples for Jones Lang LaSalle Incorporated and CB Richard Ellis Group, Inc. were 8.8x and 11.3x, respectively, and the 2010 EBITDA multiples for The Blackstone Group L.p. were not available. Since 2010 EBITDA multiples were not available for all of the comparable companies, the board focused on the 2010 earnings valuation metric. The board applied a 30-40% discount to the average 2010 earnings multiple of these comparable companies to value the continuing earnings of the non-investment aspects and asset management segment of Kennedy-Wilson to reflect the greater risk of Kennedy-Wilson's earnings due to smaller company size and less diversified platform. The resulting 2010 earnings multiple used to value the non-investment aspects and asset management segment of Kennedy-Wilson was 12.0x. The 2010 continuing earnings of the non-investment aspects and asset management segment was estimated to be $30.8 million based on Kennedy-Wilson management's projections and was valued based on a 12.0x 2010 earnings multiple for a valuation of $370 million. 2010 promoted interest earnings was estimated to be $8.4 million based on Kennedy-Wilson management's projections and was valued based on a 4.0x 2010 earnings multiple for a valuation of $34 million. The existing real estate investments were valued at cost basis of $173 million. A discount of 30-40% was then applied to the estimated total Kennedy-Wilson equity value of $577 million to reflect the risks associated with significant near-term forecast earnings growth and the risk of existing real estate investments. This resulted in a valuation range of $346 million to $404 million, which the board concluded satisfied the 80% test and was fair, given that it was in excess of the merger consideration of $257 million (26 million shares × $9.88 per share).

        The Kennedy-Wilson 2010 projections provided to the board of directors were not dependent on the infusion of capital from this particular transaction. The board of directors concluded that the valuation of Kennedy-Wilson would not be materially different if a source of corporate capital other than the proceeds of this transaction were secured by Kennedy-Wilson because the vast majority of Kennedy- Wilson's investment capital is raised from third parties. The capital that will be raised in the transaction with Prospect will be used primarily as co-investment capital, representing 5-10% of the total capital to be invested by Kennedy-Wilson, and that capital could be derived from a number of sources. The board concluded that the execution by Kennedy-Wilson of its business plan, and the resulting growth in revenues and creation of equity value, would be expected to result regardless of the source of corporate co-investment capital. Accordingly, the valuation range of $346 million to $404 million excludes the value of the capital raised in the transaction with Prospect, which would be an additional asset of the post-merger company. Consistent with this determination, the board of directors concluded that a reduction in the amount available in the trust account due to holders of public shares exercising conversion rights or Prospect purchasing its public shares or warrants would not impact the value of Kennedy-Wilson. Although the portion of the post-merger company that would be owned by Prospect public shareholders and founders would be smaller, the value of the Kennedy-Wilson business being acquired would be the same.

The Terms of the Merger Agreement

        The terms of the merger agreement, including the closing conditions, restrictions on each party's ability to respond to competing proposals and the termination provisions are customary and reasonable.

Additional Factors

        Prospect's board of directors believes that the above factors strongly supported its determination and recommendation to approve the merger. The Prospect board of directors did, however, consider potentially negative factors, among others, including the risk factors included in this proxy statement/prospectus, in its deliberations concerning the merger.

        Prospect's board of directors also considered the risk that the current public stockholders of Prospect would vote against the merger and demand to convert their shares for cash upon consummation of the merger, thereby depleting the amount of cash available to the post-merger company following the merger. For the reasons stated below, Prospect's board of directors deemed this risk to be less with regard to Kennedy-Wilson than it would be for other target companies and believes that Kennedy-Wilson will still be able to implement its business plan even if the maximum number of public stockholders exercise their conversion rights and the post-merger company receives only approximately 70% of the funds deposited in the trust account.

        Prospect's board of directors also believes that a transaction with Kennedy-Wilson presents less risk than other investments based on the quantitative and qualitative analysis conducted by Prospect's board. The quantitative analysis focused on Kennedy-Wilson's balance sheet and past results of operations and Kennedy-Wilson's management's projections and expected growth opportunities given its market position. The qualitative analysis of the investment includes the potential value represented by Kennedy-Wilson's strong management team and industry fundamentals that support Kennedy-Wilson's ability to leverage its industry relationships to raise additional funds and identify and consummate successful, off-market real estate transactions.

        Prospect's board of directors also considered the fact that all of Prospect's officers and directors have interests in the merger that are different from, or are in addition to, the interests of Prospect stockholders generally, including the matters described below under the section entitled "The Merger Proposal—Interests of Prospect's Directors and Officers in the Merger" on page 110. However, this fact would exist with respect to a merger with any target company.

        After deliberation, the Prospect board of directors determined that these potentially negative factors were outweighed by the potential benefits of the merger, including the opportunity for Prospect stockholders to share in Kennedy-Wilson's future possible growth prospects. Prospect expects Kennedy-Wilson to benefit from strong organic growth in raising significant additional assets for investment and realizing strong investment returns through its real estate investment transactions.

Satisfaction of 80% Test

        It is a requirement that any business acquired by Prospect have a fair market value equal to at least 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount), which was estimated at $242.5 million, equal to Prospect's June 30, 2009 cash balance of $248.5 million less the amended underwriters' discount of $6.0 million. Based on a comparison of comparable companies, an evaluation of the value of Kennedy-Wilson's real estate investments and estimated earnings potential derived from asset management fees, property management fees and acquisition fees resulting from the deployment of capital from third party fund and separate account investors resulting from Kennedy-Wilson's existing marketing efforts, as well as the revenues expected from Kennedy-Wilson's auction business, the Prospect board of directors determined that the fair market value of Kennedy-Wilson was at least equal to $242.5 million which is different from the value determined by Houlihan Smith and that therefore this requirement was met. The current amount in the trust account is less than the June 30, 2009 amount of $248.5 million because Prospect, as provided pursuant to the terms of its IPO, has used interest income on the trust proceeds to pay certain expenses. Since the current amount in the trust account is less than the amount in the account on June 30, 2009, the board of director's prior conclusion regarding the 80% test is still valid. In addition, because the value of the Kennedy-Wilson business was determined by the board of directors without including the value of the capital from the transaction, the board of director's determination that the fair market value of Kennedy-Wilson meets the 80% test will not be impacted if the trust account funds are used to pay cash to stockholders exercising conversion rights to purchase public shares or warrants. The board of directors intends to re-evaluate the satisfaction of the 80% test immediately prior to the closing of the transaction. The board also determined that the consideration being paid in the merger, which amount was negotiated at arms-length, was fair to and in the best interests of Prospect and its stockholders and appropriately reflected Kennedy-Wilson's value. In reaching this determination, the board concluded that it was appropriate to base such valuation on qualitative factors such as management strength and depth, competitive positioning, marketing relationships and investment skills as well as quantitative factors such as Kennedy-Wilson's potential for future growth in revenues and profits and the historical return on investment realized by its separate account investors. The Prospect board of directors believes because of the financial skills and background of several of its members, it was qualified to conclude that the acquisition of Kennedy-Wilson met this requirement. Prospect has also received an opinion from Houlihan Smith that the 80% test has been met which was based on a comparison of comparable companies, comparable transactions and a discounted cash flow analysis.

Interests of Prospect's Directors and Officers in the Merger

        When you consider the recommendation of Prospect's board of directors in favor of approval of the merger proposal, you should keep in mind that Prospect's executive officers and members of Prospect's board have interests in the merger that are different from, or in addition to, your interests as a stockholder or warrantholder. These interests include, among other things:

  •
  If the merger is not consummated by November 14, 2009, Prospect will be liquidated. In such event, the 6,250,000 shares of common stock held by Prospect's founders that were acquired before the IPO for an aggregate purchase price of $24,906 will be worthless because Prospect's directors and officers are not entitled to receive any of the liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $61.9 million based upon the closing price of Prospect common stock of $9.90 on AMEX on October 26, 2009, the record date for the special meeting of Prospect stockholders. Immediately prior to and subject to consummation of the merger, 4,750,000 founder shares will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock.

  •
  On November 14, 2007, Prospect issued 5,250,000 sponsors warrants (exercisable at $7.50 per warrant) to Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, Prospect's President and a director, and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, one of Prospect's directors for an aggregate purchase price of $5,250,000. All of the proceeds Prospect received from these purchases were placed in the trust account. The sponsors warrants are identical to the public warrants underlying the units sold in Prospect's IPO except that:

  •
  the sponsors warrants are non-redeemable so long as they are held by any of the sponsors or their permitted transferees,

  •
  they are non-transferable, other than to permitted transferees, until the date that is 30 days after the date on which Prospect consummates its initial business combination,

  •
  for so long as the sponsors warrants are subject to the transfer restrictions described in the second bullet above, the sponsors warrants are not exercisable, and

  •
  the sponsors warrants are exercisable on a cashless basis at the holder's option so long as the sponsors warrants are held by the sponsors or their affiliates.

    Prospect has agreed to register the shares underlying the sponsors warrants at any time after Prospect has consummated its initial business combination, but the purchasers of the sponsors warrants have agreed that the sponsors warrants will not be sold or, subject to certain limited exceptions, transferred by them and they may not exercise the sponsors warrants until 30 days after Prospect has completed a business combination. Accordingly, the sponsors warrants have been placed in escrow and will not be released until 30 days after the completion of a business combination. The sponsors warrants are not publicly traded and as amended by the warrant amendment, will have an exercise price of $12.50 per warrant. All of the sponsors warrants will become worthless if the merger is not consummated by November 14, 2009 (as will the remainder of the public warrants).

  •
  The transactions contemplated by the merger agreement provide that David A. Minella, appointee of Prospect, will be a director of Prospect after the closing of the merger. As such, in the future he will receive any cash fees, stock options or stock awards that the Prospect board of directors determines to pay to its non-executive directors.

  •
  David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, Prospect's President and a director, have agreed, pursuant to an agreement with Prospect and Citigroup, the representative of the underwriters in the IPO, that if Prospect liquidates prior to the consummation of a business combination, they will be jointly liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by Prospect for services rendered or contracted for or products sold to Prospect, other than with respect to amounts claimed by any third-party who executed a waiver (even if such waiver is subsequently found to be invalid and unenforceable). Prospect cannot assure you that they would be able to satisfy those obligations. However, Prospect believes that none of Mr. Minella, LLM Structured Equity Fund L.P. and LLM Investors L.P. have any risk of being required to provide indemnification since all persons who have had contractual obligations with Prospect have waived their rights against the trust account, except for its independent accounting firm which will be paid in accordance with Prospect's past practices and for Kennedy-Wilson which has not agreed to waive any rights, title and claims to the trust account up to $10,000,000 in case of breach by Prospect of its no-shop/non-solicit provision of the merger agreement.

        In addition, at any time prior to the special meeting of Prospect stockholders and special meeting of Prospect warrantholders, during a period when they are not then aware of any material nonpublic information regarding Prospect or its securities, the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates may purchase shares of common stock or public warrants from institutional and other investors, or execute agreements to purchase such shares of common stock or public warrants from them in the future, or they may enter into transactions with such persons and others to provide them with incentives to acquire shares of Prospect common stock or public warrants or vote their shares of common stock or public warrants in favor of the merger proposal and the warrant amendment proposal, as applicable. The purpose of such public warrant purchases and other transactions would be to increase the likelihood that holders of a majority of shares underlying the warrants is present and voting at the special meeting of Prospect warrantholders. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements that the holders of a majority of the public shares present in person or by proxy and eligible to vote at the special meeting of Prospect stockholders vote in favor of, and that holders of fewer than 30% of the public shares vote against, the merger proposal and demand conversion of their public shares into cash where it appears that such requirements would otherwise not be met.

        While the exact nature of any incentives that would be provided by the Prospect founders, Kennedy-Wilson and Kennedy-Wilson Holders and/or their respective affiliates has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares of common stock or public warrants, including the granting of put options and the transfer to such investors or holders of shares of common stock or public warrants owned by the Prospect founders for nominal value. Prospect will not enter into any such arrangement, either prior to or after the consummation of the merger, and no funds in its trust account will be used to make such purchases or to fund other such arrangements. Entering into any such arrangements may have a depressive effect on Prospect's common stock and public warrants.

        If such transactions are effected, the consequence could be to cause the merger proposal or the warrant amendment proposal to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares of common stock or public warrants by the persons described above would allow them to exert more influence over the approval of the merger proposal or the warrant amendment proposal and other proposals and would likely increase the chances that such proposals would be approved. Moreover, any such purchases may make it less likely that the holders of 30% or more of the public shares will vote against the merger proposal and exercise their conversion shares.

        As of the date of this proxy statement/prospectus, there have been no such discussions with respect to any such transactions and no agreements to such effect have been entered into with any such investor or holder. Prospect will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the merger proposal, the warrant amendment proposal, the charter amendment—share increase proposal or the charter amendment—existence proposal.

Recommendation of Prospect's Board of Directors

        After careful consideration of the matters described above, particularly Kennedy-Wilson's record of high return on investments, potential for growth and profitability, the experience of Kennedy-Wilson's management, its competitive positioning, its customer and employee relationships, and its significant fund raising potential, Prospect's board of directors determined unanimously that each of the merger proposal, the charter amendment—name change proposal, the charter amendment—share increase proposal, the charter amendment—existence proposal, the charter amendment—revisions proposal, the director election proposal and the equity participation plan proposal is fair to and in the best interests of Prospect and its stockholders. Prospect's board of directors has approved and declared advisable and unanimously recommends that you vote or give instructions to vote "FOR" each of these proposals.

        The foregoing discussion of the information and factors considered by the Prospect board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Prospect board of directors.

Kennedy-Wilson Board of Directors' Reasons for Approving the Merger

        Kennedy-Wilson's board of directors believes the merger is in the best interests of Kennedy-Wilson and its stockholders. In reaching its determination to adopt the merger agreement, Kennedy-Wilson's board of directors consulted with its management and its financial and legal advisors, and considered a number of factors. The following is a description of some of the material factors that Kennedy-Wilson's board believes favor the merger:

  •
  the ability of the merger to recapitalize and revitalize Kennedy-Wilson;

  •
  the assessment of the board of directors of Kennedy-Wilson of the financial condition of Prospect, and of the business, operations, capital level, asset quality, financial condition and earnings of the post-merger company on a pro forma basis. This assessment was based in part on the fairness opinion provided by Berkshire Capital Securities LLC, and Kennedy-Wilson's management and the results of the due diligence investigation of Prospect conducted by Kennedy-Wilson's management and financial and legal advisors;

  •
  the financial and growth prospects for Kennedy-Wilson and its stockholders of a business combination with Prospect as compared to continuing to operate as a stand-alone entity;

  •
  the opinion of Berkshire Capital Securities LLC that, as of the date of that opinion, the merger consideration is fair from a financial point of view to the holders of Kennedy-Wilson stock;

  •
  the current and prospective economic and competitive environment facing the real estate industry generally, and Kennedy-Wilson in particular;

  •
  the fact that Prospect has agreed to employ certain key executives of Kennedy-Wilson with the post-merger company and appoint six members of the Kennedy-Wilson board of directors as directors of Prospect, who are expected to provide a degree of continuity and involvement by Kennedy-Wilson constituencies following the merger, in furtherance of the interests of Kennedy-Wilson's stockholders, clients, partners, affiliates and employees;

  •
  current conditions in the U.S. capital markets, including the unavailability of other superior sources of capital or strategic or other merger partners to Kennedy-Wilson;

  •
  the Prospect common stock to be received in exchange for Kennedy-Wilson stock pursuant to the merger agreement and resulting pro forma ownership levels in relation to the historical trading prices of Kennedy-Wilson common stock, as compared to other possible scenarios; and

  •
  the current condition of Kennedy-Wilson and the future prospects of the business in light of the current economic environment.

        In the course of its deliberations regarding the merger, Kennedy-Wilson's board of directors also considered the following factors that Kennedy-Wilson's board of directors determined did not outweigh the benefits to Kennedy-Wilson and its stockholders expected to be generated by the merger:

  •
  that directors and officers of Kennedy-Wilson have interests in the merger in addition to their interests generally as Kennedy-Wilson stockholders, including change of control agreements for certain of its executive officers;

  •
  the risk to Kennedy-Wilson and its stockholders that the merger is not consummated;

  •
  uncertainty about how much of Prospect's trust account will be available for working capital after closing; and

  •
  the adverse economic environment.

        Kennedy-Wilson's board of directors did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

Berkshire Capital Fairness Opinion

        Berkshire Capital Securities LLC ("Berkshire Capital"), delivered a written opinion to the board of directors of Kennedy-Wilson on September 4, 2009, which stated that, as of September 3, 2009, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the fairness opinion, the merger consideration to be received in the merger by the non-management stockholders of Kennedy-Wilson is fair to such stockholders of Kennedy-Wilson from a financial point of view. The amount of the merger consideration was determined pursuant to negotiations between Kennedy-Wilson and Prospect. The full text of the written opinion of Berkshire Capital is attached as Annex I to this proxy statement/prospectus. Kennedy-Wilson's board of directors determined to use the services of Berkshire Capital because it is a recognized investment banking firm that has substantial experience in similar matters. Kennedy-Wilson paid Berkshire Capital a non-contingent, non-refundable fee in the amount of $250,000 for its services in rendering the fairness opinion, plus the reimbursement of reasonable out-of-pocket expenses. In addition, Berkshire Capital has acted as financial advisor to Kennedy-Wilson in conjunction with the merger, has received fees for such services and will receive a fee upon the completion of the merger. Kennedy-Wilson agreed to indemnify Berkshire Capital against any and all losses, claims, damages and liabilities, joint or several, to which any indemnified party may become subject under any applicable federal or state law or otherwise, related to or arising out of any business combination or the performance by Berkshire Capital of services, unless any loss, claim, damage or liability is found in a final judgment by a court of competent jurisdiction to have resulted from Berkshire Capital's willful misconduct or gross negligence.

        You are urged to read the Berkshire Capital opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Berkshire Capital in rendering its opinion. Kennedy-Wilson will make available the fairness opinion for inspection and copying at its principal executive office during regular business hours to any interested security holder or an authorized representative. A copy of the fairness opinion will also be mailed to any interested security holder or authorized representative upon written request to Kennedy-Wilson's secretary and at the expense of the requesting security holder.

        The Berkshire Capital opinion is for the use and benefit of the board of directors of Kennedy-Wilson and is rendered to the board of directors of Kennedy-Wilson in connection with its consideration of the merger. The Berkshire Capital opinion does not address the merits of the underlying decision by Kennedy-Wilson to engage in the merger or the relative merits of the merger as compared to other business strategies that might be available to Kennedy-Wilson. In that regard, Berkshire Capital was not authorized to, and did not, solicit third party indications of interest in acquiring all or a part of Kennedy-Wilson or engaging in a business combination or any other strategic transaction with Kennedy-Wilson. Berkshire Capital does not express any opinion or recommendation as to how the shareholders of Kennedy-Wilson should vote at any stockholders' meeting to be held in connection with the merger. Furthermore, Berkshire Capital does not express any opinion as to the price at which Prospect's securities or the Kennedy-Wilson's securities will trade at any future time.

        In arriving at its opinion, Berkshire Capital, among other things:

  (i)
  reviewed a draft merger agreement, dated September 2, 2009;

  (ii)
  reviewed Kennedy-Wilson's Annual Report for the years ended December 31, 2006, 2007 and 2008, and certain unaudited interim financial statements and other financial information prepared by the management of Kennedy-Wilson with respect to the six months ended June 30, 2009;

  (iii)
  reviewed Prospect's Annual Report on Form 10-K for the year ended December 31, 2008, Prospect's Quarterly Report on Form 10-Q for the period ended June 30, 2009, Prospect's Form S-1/A dated October 17, 2007 and other publicly available financial and operating information;

  (iv)
  met with certain members of Kennedy-Wilson's management to discuss the past and current business operations of Kennedy-Wilson, the historical financial condition and operations and future prospects of Kennedy-Wilson, and the effects of the merger on the financial condition and future operations and prospects of Kennedy-Wilson;

  (v)
  reviewed certain pro forma financial effects of the merger;

  (vi)
  reviewed certain historical and forward-looking business, financial and other information relating to Kennedy-Wilson provided to or discussed with us by the management of Kennedy-Wilson;

  (vii)
  reviewed certain financial and stock market data and other information for Kennedy-Wilson and Prospect and compared that data and information with corresponding data and information for companies with publicly traded securities that we deemed relevant; and

  (viii)
  considered such information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed, in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

        In conducting its review and arriving at its opinion, with the consent of Kennedy-Wilson, Berkshire Capital did not assume any responsibility for independent verification of any of the foregoing information. Berkshire Capital, with the consent of Kennedy-Wilson, assumed and relied upon the accuracy and completeness, in all material respects, of the information described in the preceding paragraph, and relied upon the assurances of the members of management of Kennedy-Wilson that they are unaware of any facts that would make the information or projections provided to Berkshire Capital incomplete or misleading. Berkshire Capital was not requested to make, and did not make, an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Kennedy- Wilson or any of its affiliates, nor was Berkshire Capital furnished with any such evaluation or appraisal. Further, Berkshire Capital assumed, with the consent of Kennedy-Wilson, that all of the information prepared by the management of Kennedy-Wilson provided to Berkshire for purposes of rendering the fairness opinion, including the projections for Kennedy-Wilson, was prepared in good faith and on a basis reflecting the best currently available estimates and judgments of the management of Kennedy-Wilson as to the future financial performance of Kennedy-Wilson, and the assumptions underlying such projections were viewed by Kennedy-Wilson's management as being reasonable at the time made.

        Berkshire Capital did not undertake any independent legal analysis of the merger, any related transactions, the merger agreement or any legal or regulatory proceedings pending or threatened related to Kennedy-Wilson. Berkshire Capital was not requested to, and did not, express any opinion as to the after-tax consequences of the merger to the stockholders of Kennedy-Wilson.

        The Berkshire Capital opinion is necessarily based on economic, monetary and market conditions existing on September 3, 2009. Berkshire Capital also assumed that the executed merger agreement will conform in all material respects to the draft merger agreement, and that the merger will be consummated on the terms described in the draft merger agreement dated September 2, 2009 without any waiver of any material terms or conditions by the stockholders of Kennedy-Wilson.

        In connection with rendering its opinion, Berkshire Capital performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Berkshire Capital was carried out to provide a different perspective on the transaction, and to enhance the total mix of information available. Berkshire Capital did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness from a financial point of view, of the merger consideration to be received by the non-management stockholders of Kennedy-Wilson in conjunction with the merger to such stockholders of Kennedy-Wilson. The summary below describes the material information in Berkshire Capital's opinion, including the material analyses performed and the material factors considered by Berkshire Capital. However, the preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Berkshire Capital made qualitative judgments as to the relevance of each analysis and factors that it considered. In addition, Berkshire Capital may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Berkshire Capital's view of the value of Kennedy-Wilson's assets. The estimates contained in Berkshire Capital's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purports to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Berkshire Capital's analyses and estimates are inherently subject to substantial uncertainty. Berkshire Capital believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Berkshire Capital in connection with the preparation of its opinion. The summaries of the financial reviews and analyses include information presented in tabular format. In order to fully understand Berkshire Capital's financial reviews and analyses, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Berkshire Capital. The analyses performed were prepared solely as part of Berkshire Capital's analysis of the fairness, from a financial point of view, to the non-management stockholders of Kennedy-Wilson of the merger consideration to be received in the merger by such stockholders of Kennedy-Wilson, and were provided to Kennedy-Wilson's board of directors in connection with the delivery of Berkshire Capital's opinion. The opinion of Berkshire Capital was just one of the many factors taken into account by Kennedy-Wilson's board of directors in making its determination to approve the transaction, including those described elsewhere in this proxy statement/prospectus.

        Berkshire Capital's opinion did not constitute a recommendation to proceed with the merger. Berkshire Capital's opinion relates solely to the question of the fairness, from a financial point of view, to the non-management stockholders Kennedy-Wilson of the merger consideration to be received in the merger by such stockholders of Kennedy-Wilson.

Net Asset Value Analysis

        Berkshire Capital computed the net asset value per common share of Kennedy-Wilson on a basic and fully diluted basis using the book value of assets and liabilities as of June 30, 2009, or Methodology A, and the estimated market value of balance sheet assets as of June 30, 2009, or Methodology B, the latter of which was provided by Kennedy-Wilson's management. Berkshire Capital made certain pro-forma adjustments (as summarized below) to the resulting net asset value from Methodology A and Methodology B to determine the post-transaction net asset value for each respective Methodology. Berkshire Capital repeated this exercise assuming five different Prospect common shareholder approval scenarios. Specifically, four of these scenarios were evaluated assuming 100%, 90%, 80% and 70% of the shareholders of Prospect common stock (sold in the Prospect Public Offering) approve of the merger, and an additional scenario was evaluated assuming Kennedy-Wilson receives the minimum transaction proceeds of $75 million. The number of shares outstanding was adjusted to reflect the business combination on both a basic and fully diluted basis (as summarized below) for appropriate comparison in each of the five scenarios.

Pro-Forma Adjustments

        Berkshire Capital made the following adjustments to determine the post-transaction net asset value:

  1.
  Added expected transaction proceeds as provided by Kennedy-Wilson's management for the 80% Prospect common shareholder approval scenario. Berkshire Capital computed the expected transaction proceeds for the remaining four scenarios assuming the estimated transaction expenses of approximately $7.232 million remain constant; and

  2.
  Subtracted proceeds of approximately $8.319 million used to repurchase 15.125 million outstanding warrants at $0.55 per warrant for each scenario.

        Berkshire Capital made the following adjustment to determine the post-transaction number of shares outstanding on a fully diluted basis:

  1.
  Assumed the remaining 15.125 million warrants outstanding are exercised when the common stock is trading at $19.50 per share and the proceeds from the warrants exercised at $12.50 per warrant are used to repurchase shares of common stock in the open market at $19.50 per share.

Methodology A

        For Methodology A, the ranges of the change in net asset value per share from pre-transaction to post-transaction derived from the scenario analysis were +$3.21 to +$11.11 per share on a basic shares outstanding basis and -$0.50 to +$5.31 per share on a fully diluted shares outstanding basis.

Methodology B

        For Methodology B, the ranges of the change in net asset value per share from pre-transaction to post-transaction derived from the scenario analysis were +$4.24 to +$12.38 per share on a basic shares outstanding basis and +$0.01 to +$6.00 per share on a fully diluted shares outstanding basis.

Market Approach

        The market valuation approach involves capitalizing earnings, revenues, cash flows or other measures at multiples drawn from current market valuations of publicly traded companies. Berkshire Capital utilized the market valuation approach and derived indicated values from current market multiples for guideline publicly traded investment management firms.

        Berkshire Capital selected sixteen publicly traded companies within the investment management industry. Selection criteria included investment management firms based in the United States with market values greater than $100 million as of July 31, 2009. To qualify as an investment manager, the company's core business must be investment advisory. Berkshire Capital refrained from utilizing publicly traded real estate property managers due to distorted and widely dispersed valuation multiples resulting from recent market dislocation and the lack of analyst coverage and/or earnings estimates. Berkshire Capital determined that the selected guideline investment management firms generally provide a more meaningful representation of market expectations regarding the investment management industry on a forward looking basis. The companies that Berkshire Capital selected were as follows:

Company Name	Date of IPO	Ticker Symbol
BlackRock, Inc.	09-30-99	NYSE: BLK
Franklin Resources, Inc.	07-01-71	NYSE: BEN
T. Rowe Price Group, Inc.	04-02-86	NASDAQ: TROW
Invesco Ltd.	08-25-95	NYSE: IVZ
Legg Mason, Inc.	07-01-83	NYSE: LM
Eaton Vance Corp.	01-07-86	NYSE: EV
Affiliated Managers Group, Inc.	11-20-97	NYSE: AMG
Federated Investors, Inc.	05-13-98	NYSE: FII
Waddell & Reed Financial, Inc.	03-04-98	NYSE: WDR
Janus Capital Group Inc.	06-26-00	NYSE: JNS
Calamos Asset Management, Inc.	10-27-04	NASDAQ: CLMS
GAMCO Investors, Inc.	02-10-99	NYSE: GBL
Cohen & Steers, Inc.	08-12-04	NYSE CNS
Pzena Investment Management, Inc.	10-24-07	NYSE PZN
Westwood Holdings Group, Inc.	06-13-02	NYSE: WHG
Diamond Hill Investment Group	01-31-95	NYSE: DHIL

        Berkshire Capital determined that the valuations derived from projected 2010 fiscal year EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) multiples of the guideline public companies would provide the most meaningful indication of value of Kennedy-Wilson.

        To calculate the estimated 2010 EBITDA multiples, Berkshire Capital computed the price to estimated 2010 fiscal year earnings per share, or EPS, multiples as of July 31, 2009 for each company (2010 fiscal year EPS based on estimates from Thomson First Call). Berkshire Capital applied the median last twelve months effective tax rate of 37.5% to the estimated 2010 fiscal year EPS multiples and computed the estimated 2010 fiscal year pre-tax income. Berkshire Capital added back interest, depreciation and amortization expenses for the last twelve months to the estimated 2010 fiscal year pre-tax income to obtain the 2010 fiscal year EBITDA estimate. Berkshire Capital divided the enterprise value as of July 31, 2009 of each company by their respective estimated 2010 fiscal year

EBITDA and obtained valuation multiples that ranged from 7.5 to 20.5 times, with a median enterprise value to EBITDA of 12.0 times, shown in the table below:

Ticker Symbol	Company Name	Enterprise Value / EBITDA 2010 Estimate
NYSE: BLK	BlackRock, Inc.	12.67x
NYSE: BEN	Franklin Resources, Inc.	13.19x
NASDAQ: TROW	T. Rowe Price Group, Inc.	8.68x
NYSE: IVZ	Invesco Ltd.	11.48x
NYSE: LM	Legg Mason, Inc.	13.64x
NYSE: EV	Eaton Vance Corp.	13.05x
NYSE: AMG	Affiliated Managers Group, Inc.	9.10x
NYSE: FII	Federated Investors, Inc.	7.48x
NYSE: WDR	Waddell & Reed Financial, Inc.	11.03x
NYSE: JNS	Janus Capital Group Inc.	11.98x
NASDAQ: CLMS	Calamos Asset Management, Inc.	NM
NYSE: GBL	GAMCO Investors, Inc.	20.54x
NYSE CNS	Cohen & Steers, Inc.	20.08x
NYSE PZN	Pzena Investment Management, Inc.	11.53x
NYSE: WHG	Westwood Holdings Group, Inc.	20.40x
NYSE: DHIL	Diamond Hill Investment Group	10.93x
Median		11.98x
25th Percentile		10.98x
10th Percentile		8.85x

        Berkshire Capital applied the resulting median, twenty-fifth percentile and tenth percentile enterprise value to estimated 2010 fiscal year EBITDA of 12.0, 11.0 and 8.8 times, respectively, to Kennedy-Wilson's projected EBITDA for fiscal year ended December 31, 2010 to derive post-transaction indicated enterprise value. Berkshire Capital subtracted Kennedy-Wilson's long-term debt, which includes notes payable, mortgage loans payable, convertible subordinated debt, trust preferred securities and minority interest as of June 30, 2009, from each of the three enterprise values indicated by the guideline company multiples to calculate the equity value of Kennedy-Wilson.

        Berkshire Capital applied a small-firm discount of 24.3% to each of the three resulting equity values to obtain an adjusted equity value of Kennedy-Wilson. A discount for small size is an adjustment to the valuations indicated by guideline publicly traded company valuation multiples in order to account for the difference between the size of the subject company and the guideline publicly traded companies, as measured by market capitalization. Berkshire Capital estimated the appropriate small-firm discount to be applied to the public market multiples by calculating the percentage difference between the discounted cash flow, or DCF, valuation calculated at the subject firm cost of equity capital and the DCF calculated at the median guideline public company cost of equity capital. See the "Income Approach" section below for details regarding the DCF methodology.

        Based on such assumptions and methodology, Berkshire Capital calculated the resulting median, twenty-fifth percentile and tenth percentile indicated values per Kennedy-Wilson share of $60.24, $54.61 and $42.52, respectively, on a basic shares outstanding basis. The resulting median, twenty-fifth percentile and tenth percentile indicated values per Kennedy-Wilson share were $56.79, $52.54 and $43.47, respectively, on a fully diluted basis.

Income Approach

        The income valuation approach involves discounting projected cash flows and terminal value at an appropriate discount rate or capitalizing earnings at an appropriate capitalization rate. Berkshire Capital utilized the income valuation approach and derived indicated values from a DCF analysis.

        Kennedy-Wilson's management prepared and provided to Berkshire Capital with financial projections. Berkshire Capital used the projections for Kennedy-Wilson's 2009 fiscal year, adjusted for the last four months, through 2012 fiscal year in its DCF analysis. Berkshire Capital used the financial projections to determine the free cash flows of Kennedy-Wilson over the projected period. Berkshire Capital included further assumptions regarding Kennedy-Wilson's EBITDA growth post-management's forecast period and performed scenario analyses that assumed EBITDA compound annual growth rates, or CAGR, of 0%, 5%, 10% and 15% from fiscal year 2012 through fiscal year 2019. Berkshire Capital utilized the free cash flow to equity approach for the discounted cash flow analysis. Berkshire Capital calculated the cost of equity assuming the following:

  •
  a risk-free rate of 4.30% (yield on constant maturity 20-year Treasury Bond as of June 30, 2009);

  •
  an equity risk premium of 4.25% based on historical data (30-year average long-horizon equity risk premium, 1979-2008), net of the P/E expansion effect identified by Ibbotson and Chen in a study that decomposed average annual total returns on large-cap stocks between 1926 and 2000 into supply factors, including inflation, real growth in earnings, income return through dividends, and expansion of P/E multiples. An updated study determined that P/E multiple expansion contributed 0.71% to annual total returns of stocks over 1987-2008;

  •
  a size premium of 2.62% (Morningstar, Inc., Stocks, Bonds, Bills and Inflation, 2009 Yearbook); and

  •
  a company-specific risk-premium of 3.00%.

        Combined, these factors set forth above yielded a cost of equity of 17.58%. After performing a series of sensitivity analyses to measure the impact of changes in the underlying forecast assumptions regarding fund size, fund returns and long-term EBITDA growth, Berkshire Capital compared the resulting values per share with the current and historical average Kennedy-Wilson market values. For each EBITDA CAGR scenario, Berkshire Capital varied the assumed return and required co-investment capital required for the real estate investment funds and separate accounts. The co-investment capital rates for each scenario as a percentage of the total committed capital for the funds and separate accounts were as follows: 4.0% (funds) and 6.5% (separate accounts); 4.5% (fund) and 7.0% (separate accounts); 5.0% (funds) and 7.5% (separate accounts); 5.5% (funds) and 8.0% (separate accounts); and 6.0% (funds) and 8.5% (separate accounts). The assumed multiple of invested capital, or MOIC, for each product, which represents the cash-on-cash return for the investor in each fund, was 1.3, 1.5, 1.7, 1.9 and 2.1 times. Each combination of co-investment capital requirement and return assumptions was calculated for each post-management forecast EBITDA CAGR scenario, resulting in 100 different scenarios. The resulting equity value per share ranged from $24.86-$106.64, $26.44-$120.18, $29.06-$145.43 and $32.01-$171.05, for the 0%, 5%, 10% and 15% post-management forecast EBITDA CAGR scenarios, respectively.

Comparison of Capital Raising Alternatives

        Berkshire Capital researched historical equity offering activity where an existing public company issued new common equity in a secondary public offering. The research was focused on determining appropriate discounts to current share value when the new shares were offered to the public. Historical data collected from SNL Financial and Bloomberg indicated a range of discounts from the twenty-fifth to seventy-fifth percentiles of 11.46% to 4.19%, respectively. Berkshire Capital overlaid transaction cost assumptions on the discount assumptions and determined the number of shares that would be required to be issued in order to raise the amount of capital equivalent to the merger. Berkshire Capital applied share price discounts to the historical 30-day average Kennedy-Wilson share price as of September 3, 2009. Berkshire Capital used the 30-day average price due to the volatility and lack of trading volume of the Kennedy-Wilson shares. The scenario analysis utilized a variety of different discount and cost combinations and compared the dilutive effects of these transactions. The scenarios included all combinations of discounts between 5% and 20%, at steps of 100 basis points, and cost assumptions of 6% and 7%, resulting in 32 different scenarios. The dilutive effects were examined on both a basic and fully-diluted shares outstanding basis.

        The pre-transaction cases included a basic shares outstanding case and two fully diluted scenarios assuming different warrant repurchase scenarios post-transaction. The basic shares outstanding case, or Basic Scenario, results in 48.1% ownership for Kennedy-Wilson common equity holders post-transaction (the proposed merger). The first diluted scenario, or Dilution Scenario A, assumes 15.125 million warrants are exercised when the common stock is trading at $19.50 per share and the proceeds from the warrants exercised at $12.50 per warrant are used to repurchase shares of common stock in the open market at $19.50 per share, resulting in 41.7% ownership for existing Kennedy-Wilson shareholders post-transaction (the proposed merger). The second diluted scenario, or Dilution Scenario B, assumes 15.125 million warrants are exercised when the common stock is trading at $13.50 per share and proceeds from the warrants exercised at $12.50 per warrant are used to repurchase shares of common stock at $13.50 per share, resulting in 44.8% ownership for existing Kennedy-Wilson shareholders post-transaction (the proposed merger).

        The equity offering scenario analysis outcomes ranged from 48.2%, assuming a 5% discount to market and 6% cost scenario, to 43.7%, assuming a 20% discount and 7% cost scenario, on a basic shares outstanding basis. The scenario outcomes ranged from 44.2%, assuming a 5% discount to market and 6% cost scenario, to 40.4%, assuming a 20% discount to market and 7% cost scenario, on a fully diluted basis. The vast majority of cases indicated that the dilutive effects of the merger (as summarized in the above paragraph) are less severe relative to an equity offering.

        Based on the information and analyses set forth above, Berkshire Capital delivered its written opinion to the board of directors of Kennedy-Wilson on September 4, 2009, which stated that, as of September 3, 2009, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the fairness opinion, the merger consideration to be received in the merger by the non-management stockholders of Kennedy-Wilson is fair to such stockholders of Kennedy-Wilson from a financial point of view.

Interests of Kennedy-Wilson's Directors and Executive Officers in the Merger

        You should be aware that certain members of the Kennedy-Wilson board and certain executive officers of Kennedy-Wilson have agreements or arrangements that provide them with interests in the merger.

        If the merger is consummated, William J. McMorrow and Mary Ricks will be potentially entitled to receive certain cash bonus payments of up to $11.7 million and $4.0 million, respectively. The cash bonus payments will be payable as follows:

  •
  Mr. McMorrow and Ms. Ricks will be entitled to receive $4.85 million and $2.0 million, respectively, on October 15, 2009, provided, however, that such payments will be repaid to Kennedy-Wilson in the event the merger is not consummated by November 15, 2009 or the executive is not employed by Kennedy-Wilson on the effective date of the merger (these employment requirements will not apply, however, in the case of a termination of employment due to death or disability);

  •
  Mr. McMorrow and Ms. Ricks will receive "performance unit awards" under the 2009 Plan which will entitle them to receive $2.425 million and $1.0 million, respectively, on April 1, 2010, provided that the Performance Target is met as of March 31, 2010 (in the event that the Performance Target is not met as of March 31, 2010, the bonus otherwise due April 1, 2010 shall, nevertheless, be paid on July 1, 2010, October 1, 2010, or January 1, 2011, respectively, if the Performance Target is satisfied as of the earliest of June 30, 2010, September 30, 2010, or December 31, 2010, respectively), and the executive remains employed through the date on which the Performance Target is satisfied; and

  •
  Mr. McMorrow and Ms. Ricks will receive additional "performance unit awards" under the 2009 Plan which will entitle them to receive cash payments in the amounts of $4.425 and $1.0 million, respectively, on January 1, 2011, provided that the Performance Target is met as of December 31, 2010 and he or she, as applicable, remains employed by the post-merger company through January 1, 2011.

        Notwithstanding the foregoing, in the event that the merger is consummated and the employment of Mr. McMorrow or Ms. Ricks is terminated by the post-merger company without cause or he or she, as applicable, resigns from his or her, as applicable, employment with the post-merger company for good reason, the payments referred to in the second and third bullets above will still be payable on the applicable payment dates if the Performance Target is met. The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger.

        The compensation committee of Kennedy-Wilson's board of directors made the determination to pay cash bonuses to only Mr. McMorrow and Ms. Ricks upon consummation of the merger after taking into account several factors, including the primary roles Mr. McMorrow and Ms. Ricks played in negotiating the terms of the merger and the merger agreement and the amendments to Mr. McMorrow's and Ms. Ricks' employment agreements eliminating their rights to receive cash lump sum payments otherwise due upon a change in control.

        On April 10, 2006, William J. McMorrow borrowed $3,543,127 from Kennedy-Wilson evidenced by a promissory note bearing simple interest at a rate of 7.5% per annum and scheduled to mature on April 9, 2011. Mr. McMorrow's employment agreement has been amended to provide that the McMorrow Note will be forgiven if the merger is consummated. The determination of Kennedy-Wilson's compensation committee to forgive the note upon the consummation of the merger stemmed from its consideration of Mr. McMorrow's contributions to Kennedy-Wilson, Mr. McMorrow's primary role in negotiating the terms of the merger and the merger agreement, and the terms of the note which provides for its forgiveness in the event of certain changes in control.

        If the merger is consummated, certain of Kennedy-Wilson's executive officers will continue to be employed with the post-merger company, including William J. McMorrow, Freeman A. Lyle, Barry S. Schlesinger, Mary Ricks, James A. Rosten, Robert E. Hart and Donald J. Herrema. In addition, it is proposed that six members of the board of directors of Kennedy-Wilson will be elected to serve as directors of the post-merger company. To reward and incentivize Kennedy-Wilson's key employees and management after the merger, up to 2,475,000 shares of Prospect common stock will be reserved for issuance under the 2009 Plan. If the merger is consummated, certain Kennedy-Wilson officers, directors and key employees will be issued an aggregate of 2,376,000 restricted shares of Prospect common stock under the 2009 Plan upon the closing of the merger as set forth in the table below:

Name of Group	Dollar ($)	Number of Shares of Restricted Stock
William McMorrow, Chief Executive Officer	$5,513,062.50	556,875
Freeman Lyle, Chief Financial Officer	$765,705.60	77,344
Mary Ricks, Co-CEO of KW Commercial Investment Group	$5,513,062.50	556,875
Barry Schlesinger, Co-CEO of KW Commercial Investment Group	$765,705.60	77,344
Robert Hart, President of KW Multi-Family Management Group	$765,705.60	77,344
James Rosten, President of Kennedy-Wilson Properties	$765,705.60	77,344
All executive officers, as a group	$22,021,619.40	2,224,406
All directors who are not executive officers, as a group	$153,143.10	15,469
All employees, including all current officers who are not executive officers, as a group	$1,347,637.50	136,125

        In the event that the recipient of the restricted shares remains employed by (or continues to perform services as a director for) the post-merger company through the relevant vesting date, 1/5 of the restricted shares will vest on each of the first five anniversaries of the date of issuance, provided that the Performance Target is met as of the September 30 immediately preceding the applicable anniversary date (in the case of the installments vesting on the fourth and fifth anniversary dates, the Performance Target must be met as of the September 30 immediately preceding the third anniversary date). The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. Notwithstanding the foregoing, in the event the employment with the post-merger company of an employee who has been granted restricted shares is terminated without cause or if the employee resigns from his employment with the post-merger company for good reason, the restricted shares will continue to vest on the applicable anniversary dates (subject to the satisfaction of the Performance Target), subject to certain limitations. In addition, in the event of a "Change of Control" as defined in the 2009 Plan (see "The Equity Participation Plan Proposal—"Change of Control" on page 180), any unvested restricted shares of Prospect common stock that have not previously been forfeited will become vested, subject to certain limitations. See section "The Equity Participation Plan Proposal—Awards to Particular Officers, Directors and Employees" on page 184 for additional information.

        In connection with the merger, Mr. McMorrow and Ms. Ricks have entered into amendments to their employment agreements which provide for, among other things:

  •
  the removal of certain benefits in the event of a change in control;

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  the addition of certain severance benefits if the executive resigns on account of a change in location or a material reduction in duties;

  •
  the grant to each executive of 556,875 shares of restricted stock of Prospect pursuant to the 2009 Plan and upon the terms and conditions set forth above;

  •
  the cash bonus payments set forth above; and

  •
  in the case of Mr. McMorrow, the McMorrow Note forgiveness described above.

        Mr. Herrema has also entered into an amendment to his employment agreement which provides for the extension of his employment term from December 31, 2010 to January 31, 2014 as well as the second and third bullets above.

        In addition, the employment agreements for Messrs. McMorrow and Herrema and Ms. Ricks have been amended to include language intended:

  •
  to provide for a reduction in the amount of payments or benefits payable or provided to them under their respective employment agreements or otherwise to ensure that no payment or benefit is subject to the excise tax imposed by Section 4999 of the Code (certain golden parachute payments) which reduction may, in certain circumstances, result in the repayment of certain previously paid amounts (plus earnings) to the post-merger company, and

  •
  to achieve compliance with Section 409A of the Code.

Fairness Opinion

        On August 20, 2009, Prospect engaged Houlihan Smith to render a fairness opinion to the board of directors as to whether, on the date of such opinion, the purchase price was fair, from a financial point of view, to Prospect's stockholders, and to opine on whether the fair market value of Kennedy-Wilson was at least equal to 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). Prospect considered several firms for this engagement and selected Houlihan Smith based on its experience and expertise in executing fairness opinion assignments in general, its experience in working with other special purpose acquisition corporations, and its ability to complete the engagement within the time frame requested by Prospect. Houlihan Smith has represented to Prospect that its experience includes having issued hundreds of opinions on fairness and solvency issues, as well as regularly issuing white papers on various fairness and solvency topics. There is not, and has not been, any material relationship between Houlihan Smith, its affiliates and/or unaffiliated representatives and either Prospect or Kennedy-Wilson, nor is such a relationship currently contemplated. Houlihan Smith did not provide any determination or guidance as to the amount of consideration to be paid in the merger.

        Houlihan Smith delivered an oral presentation in conjunction with its written opinion to the board of directors of Prospect on September 5, 2009, which stated that, as of September 5, 2009, and based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the fairness opinion:

  •
  the merger consideration to be paid by Prospect for Kennedy-Wilson in conjunction with the merger is fair from a financial point of view to the stockholders of Prospect, and

  •
  the fair market value of Kennedy-Wilson is at least equal to 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount).

        Based on the analyses described herein, Houlihan Smith determined a range for the equity value of Kennedy-Wilson of $101.4 million to $273.3 million. The amount of the merger consideration was determined pursuant to negotiations between Prospect and Kennedy-Wilson and not pursuant to recommendations of Houlihan Smith. Houlihan Smith calculated a range for the merger consideration by stressing the number of potential shares electing conversion from 0% to 29.99%, which resulted in a range of $202.9 million to $217.1 million. Houlihan Smith determined that both the high and low values of the merger consideration were within the range of equity of Kennedy-Wilson, supporting Houlihan Smith's conclusion that the merger consideration to be paid by Prospect for Kennedy-Wilson in conjunction with the merger is fair from a financial point of view to the stockholders of Prospect. The full text of the written opinion of Houlihan Smith is attached as Annex F and is incorporated by reference into this proxy statement/prospectus. Prospect paid Houlihan Smith a non-contingent, non-refundable fee in the amount of $90,000 for its services in rendering its fairness opinions, plus the reimbursement of reasonable out-of-pocket expenses up to $5,000. Prospect also agreed to indemnify Houlihan Smith in the event Houlihan Smith were to incur losses as a result of Prospect's breach of its representations and warranties contained in the engagement letter between Prospect and Houlihan Smith or as a result of activities or services performed by Houlihan Smith except to the extent the losses were the result of Houlihan Smith's intentional misconduct or gross negligence. No material relationship exists or has existed within the past between Houlihan Smith and Prospect, or Kennedy- Wilson.

        On October 22, 2009, Prospect informed Houlihan Smith of an amendment to the merger agreement relating to a reduction in the number of shares retained by Prospect's founders and the number of management incentive shares to be awarded to Kennedy-Wilson's management. Houlihan Smith reviewed the revised terms of the merger and analyzed the effects on the implied value of the merger consideration, and determined a new range of implied consideration of $227.2 million to $235.7 million. On October 22, 2009, Houlihan Smith issued a bring-down letter to Prospect stating that Houlihan Smith reaffirmed, as of the date of the letter, all statements made in its fairness opinion letter to Prospect dated as of September 5, 2009.

        You are urged to read the Houlihan Smith opinion carefully and in its entirety for a description of the assumptions made, matters considered, procedures followed and limitations on the review undertaken by Houlihan Smith in rendering its opinion. Prospect will make available the fairness opinion for inspection and copying at its principal executive office during regular business hours to any interested security holder or an authorized representative. A copy of the fairness opinion will also be mailed to any interested security holder or authorized representative upon written request to Prospect's secretary and at the expense of the requesting security holder.

        The Houlihan Smith opinion is for the use and benefit of Prospect's board of directors in connection with its consideration of the merger and is not intended to be and does not constitute a recommendation to you as to how you should vote or proceed with respect to the merger. Houlihan Smith was not requested to opine as to, and its opinion does not in any manner address, the relative merits of the transaction as compared to any alternative business strategy that might exist for Prospect, its underlying business decision to proceed with or effect the merger, and other alternatives to the merger that might exist for Prospect. Houlihan Smith does not express any opinion as to the underlying valuation or future performance of Kennedy-Wilson or the price at which Prospect's securities might trade at any time in the future.

        In arriving at its opinion, Houlihan Smith took into account an assessment of general economic, market and financial conditions, as well as its experience in connection with similar transactions and securities valuations generally. In so doing, among other things, Houlihan Smith:

  •
  Reviewed the draft merger agreement by and among Prospect, Merger Sub and Kennedy-Wilson, dated September 2, 2009;

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  Reviewed and analyzed Kennedy-Wilson's audited historical financial statements for the fiscal years ended December 31, 2006 through December 31, 2008;

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  Reviewed and analyzed Kennedy-Wilson's unaudited interim financial statements for the period ended June 30, 2009;

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  Reviewed Kennedy-Wilson's historical trading prices and volume (ticker: KWIC.PK). Houlihan Smith noted that while Kennedy-Wilson's shares are publicly traded, the shares are unlisted, unregistered, thinly traded, and have a relatively wide bid-ask spread. Given this illiquidity, Houlihan Smith determined the share price is not necessarily indicative of Kennedy-Wilson's fair market value;

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  Reviewed and analyzed financial projections of Kennedy-Wilson, which include projected revenue, operating expenses, interest, and EBITDA, prepared by Kennedy-Wilson's management for the years ending December 31, 2009 through December 31, 2014, dated August 10, 2009;

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  Reviewed and analyzed updated financial projections of Kennedy-Wilson, which include projected revenue, operating expenses, interest, EBITDA, depreciation, and capital expenditures, prepared by management for the years ending December 31, 2009 through December 31, 2014, dated September 18, 2009;

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  Reviewed projected net operating income for income-generating office buildings held Kennedy-Wilson's direct real estate portfolio;

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  Held discussions with Kennedy-Wilson's management to discuss assumptions used in the projections and Houlihan Smith's analyses;

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  Reviewed a summary of the capital structure of Kennedy-Wilson, assuming conversion of Kennedy-Wilson's 7% Convertible Subordinated Notes;

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  Reviewed the following documents regarding the Guardian Note including:

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  Securities Purchase Agreement between Kennedy-Wilson and Guardian, dated October 31, 2008;

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  Shareholders Agreement between Kennedy-Wilson, Guardian, and the shareholders, dated November 3, 2008;

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  Authorization of new class of common stock between Kennedy-Wilson and Guardian, dated November 3, 2008; and

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  Guardian Note payable by Kennedy-Wilson to Guardian, dated November 3, 2008;

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  Reviewed the Amended Certificate of Designation Preferences and Rights of Series A Preferred Stock of Kennedy-Wilson, dated June 2, 2008;

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  Reviewed and analyzed the following for each of its investment properties, including but not limited to:

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  Assignment and Assumption of Membership Interest;

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  Amended and Restated LLC Agreement;

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  Financial Performance (on a Fair Market Value Basis);

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  Financial statements for holding entities of individual properties;

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  Stacking Plan and capital expenditure; and

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  Operating and Property Management Agreements with Kennedy-Wilson;

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  Reviewed schedules of Kennedy-Wilson's real estate debt, as of May 31, 2009;

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  Reviewed a schedule of loan guarantees of the real estate held in Kennedy-Wilson's direct real estate portfolio;

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  Reviewed the Kennedy-Wilson auction pipeline report as of the second quarter in 2009;

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  Reviewed the following corporate documents:

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  Kennedy-Wilson Multi-family Overview presentation, dated July 2009;

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  Kennedy-Wilson Company Overview presentations, dated July 2009 and August 2009;

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  Kennedy-Wilson Road Show presentation, dated August 2009;

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  Pro forma segment analysis, dated August 17, 2009; and

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  Property Management presentation, dated July 14, 2009;

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  Held discussions with Kennedy-Wilson's management regarding, among other items, the real estate services and fund management industries specifically, and other industries generally;

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  Reviewed financial and operating information with respect to certain publicly-traded companies in the real estate management and real estate services industries, which we believe to be generally comparable to the business of Kennedy-Wilson;

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  Reviewed Kennedy-Wilson's current organizational chart; and

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  Performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        In arriving at its opinion, Houlihan Smith relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by Houlihan Smith and assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Houlihan Smith did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Kennedy-Wilson, nor was Houlihan Smith furnished with any such evaluation or appraisal. In addition, Houlihan Smith did not attempt to confirm whether Kennedy-Wilson had good title to its assets. Further, Houlihan Smith relied upon the assurances of both Prospect's management and Kennedy-Wilson's management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. With respect to the financial information and projections utilized, Houlihan Smith assumed that such information has been reasonably prepared on a basis reflecting the best currently available estimates and judgments, and that such information provides a reasonable basis upon which it could make an analysis and form an opinion. The projections were prepared by Kennedy-Wilson's management and are not to be interpreted as projections of future performance (or "guidance") by Prospect's management. Houlihan Smith did not receive any instructions from Prospect or Kennedy-Wilson on how to use or rely on the projections used in rendering its fairness opinion. Houlihan Smith did not evaluate the solvency or fair value of Kennedy-Wilson under any foreign, state or federal laws relating to bankruptcy, insolvency or similar matters.

        Houlihan Smith assumed that the transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act, the Exchange Act and all other applicable foreign, federal and state statutes, rules and regulations. Houlihan Smith assumed that the transaction will be consummated substantially in accordance with the terms set forth in the merger agreement as in effect as of the date of its opinion, without any further amendments thereto, and that any amendments, revisions or waivers thereto will not be detrimental to Prospect's stockholders.

        Further, Houlihan Smith's analysis and opinion are necessarily based upon information made available to Houlihan Smith, as well as the economic, monetary, market, financial, and other conditions as they existed as of the date of its opinion. Accordingly, although subsequent developments may affect its opinion, Houlihan Smith has not assumed any obligation to update, review or reaffirm its opinion.

        In connection with rendering its opinion, Houlihan Smith performed certain financial, comparative and other analyses as summarized below. Each of the analyses conducted by Houlihan Smith was carried out to provide a different perspective on the transaction, and to enhance the total mix of information available. Houlihan Smith did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness from a financial point of view, of the merger consideration to be paid by Prospect for Kennedy-Wilson in conjunction with the merger to Prospect's stockholders. The summary below describes the material information in Houlihan Smith's opinion, including the material analyses performed and the material factors considered by Houlihan Smith. However, the preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Houlihan Smith made qualitative judgments as to the relevance of each analysis and factors that it considered. In addition, Houlihan Smith may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should not be taken to be Houlihan Smith's view of the value of Kennedy-Wilson's assets. The estimates contained in Houlihan Smith's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the value of businesses or assets neither purports to be appraisals nor do they necessarily reflect the prices at which businesses or assets may actually be sold. Accordingly, Houlihan Smith's analyses and estimates are inherently subject to substantial uncertainty. Houlihan Smith believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete and misleading view of the process underlying the analyses performed by Houlihan Smith in connection with the preparation of its opinion. The summaries of the financial reviews and analyses include information presented in tabular format. In order to fully understand Houlihan Smith's financial reviews and analyses, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Houlihan Smith. The analyses performed were prepared solely as part of Houlihan Smith's analysis of:

  •
  the fairness, from a financial point of view, of the merger consideration to be paid by Prospect for Kennedy-Wilson in conjunction with the merger to Prospect's stockholders, and

  •
  the fair market value of Kennedy-Wilson as at least equal to 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount), and were provided to Prospect's board of directors in connection with the delivery of Houlihan Smith's opinion.

        The opinion of Houlihan Smith was just one of the many factors taken into account by Prospect's board of directors in making its determination to approve the transaction, including those described elsewhere in this proxy statement/prospectus.

        Houlihan Smith's opinion did not constitute a recommendation to proceed with the merger. Houlihan Smith's opinion relates solely to the question of:

  •
  the fairness, from a financial point of view, to Prospect's stockholders of the Merger Consideration to be paid by Prospect for Kennedy-Wilson in conjunction with the merger, and

  •
  the fair market value of Kennedy-Wilson as at least equal to 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount).

        Houlihan Smith expressed no opinion as to the income tax consequences of the acquisition to the stockholders of Prospect.

Valuation Overview

        Based on a review of the historical and projected financial data and certain other qualitative data for Kennedy-Wilson, Houlihan Smith utilized the income valuation approach, applying the discounted cash flow method, and the market valuation approach, applying the guideline public company method and the comparable transactions method.

Income Approach—Discounted Cash Flow Method

        A discounted cash flow analysis estimates present value based upon a company's projected future free cash flow discounted at a rate reflecting risks inherent in its business and capital structure. Unlevered free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations. Kennedy-Wilson's management prepared and provided Houlihan Smith with financial projections for Kennedy-Wilson through Kennedy-Wilson's 2014 fiscal year. Houlihan Smith used the projections for Kennedy-Wilson's 2009 fiscal year, adjusted for the last four months, through 2012 fiscal year in its discounted cash flow analysis. Houlihan Smith considered certain adjustments to the cash flows, including the cancellation of the loan to Kennedy-Wilson's chief executive officer, Mr. McMorrow, Prospect's assumption of the Guardian Note, and the bonuses to be provided to certain management individuals of Kennedy-Wilson. To address the cancellation of the loan to Mr. McMorrow, Houlihan did not add back the loan amount as a non-operating asset. The second adjustment Houlihan Smith addressed was Prospect's assumption of the Guardian Note, which was subtracted from the enterprise value in order to arrive at Kennedy-Wilson's equity value. The third adjustment Houlihan Smith addressed was the bonuses to be paid to Kennedy-Wilson's management, which were addressed within the financial projections provided by Kennedy-Wilson's management. Houlihan Smith used the financial projections provided by Kennedy-Wilson, after adjustments, to determine the enterprise net cash flows of Kennedy-Wilson over the projected period. The financial projections provided by Kennedy-Wilson are provided in the following table:

Kennedy Wilson, Inc.

Discounted Cash Flow Analysis

	Pro Forma Period
($ in thousands)	Year 2009(1)	Year 2010	Year 2011	Year 2012
Revenue
Target's share of property revenue	23,400	32,000	57,000	66,000
Co-invest proceeds and promoted interest	30,700	22,000	54,000	65,000
Gross fees	47,700	102,000	115,000	125,000
Interest & other	11,500	15,000	4,000	5,000
TOTAL REVENUE	$113,300	$171,000	$230,000	$261,000
Revenue Growth %	64.2%	50.9%	34.5%	13.5%
Nonrecurring Management Expense	(667)	(3,500)	(3,500)	—
Operating Expenses—Total	(64,167)	(67,500)	(98,500)	(105,000)
EBITDA—Real Estate	20,900	30,250	68,250	83,000
EBITDA—Management	26,900	73,250	63,250	73,000
EBITDA—Total	$47,800	$103,500	$131,500	$156,000

(1)
Financial metrics were adjusted for the last four months in 2009 in the fairness opinion

        To calculate the fair market equity value of Kennedy-Wilson applying the discounted cash flow method, Houlihan Smith determined the present value of Kennedy-Wilson's enterprise net cash flows by applying a discount rate of 13% to the enterprise net cash flows for each year in the projected period as well as to a terminal enterprise net cash flow value. Financial projections provided by Kennedy-Wilson's management included projected revenue, operating expenses, depreciation, and capital expenditures for 2009 through 2014. Operating expenses and depreciation were charged against revenues in order to calculate income before taxes. After subtracting estimated taxes using a 40% effective tax rate, depreciation was added back and capital expenditures were subtracted in order to calculate net cash flows. The enterprise net cash flows for the projected period are provided in the following table:

($ in thousands)	2009(1)	2010	2011	2012
Enterprise Net Cash Flow	$28,680	($39,983)	$23,707	$38,367

(1)
Financial metrics were adjusted for the last four months in 2009 in the fairness opinion

        Houlihan Smith used this discount rate based on the weighted average cost of capital for Kennedy-Wilson, which was determined by Houlihan Smith by taking into consideration the estimated cost of equity capital in Kennedy-Wilson on a capital-structure weighted basis, the risk-free rate of return for long-term United States Treasury securities, rates of return for relevant corporate debt and equity securities, and specific industry risks and company risks as they relate to Kennedy-Wilson. Houlihan Smith used a build-up method to determine the cost of equity. The 30-year U.S. Treasury Coupon Bond yield of 4.18% was added to the equity risk premium 5.25% (2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook), the industry risk premium of 4.49% (2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook), and a size premium of 5.81% (2009 Ibbotson Stocks, Bonds, Bills and Inflation Valuation Yearbook). These items result in a cost of equity of 19.73%. Houlihan Smith assumed a cost of debt of 9% and a tax rate of 40%, resulting in an after-tax cost of debt of 5.40%. Assuming a capital structure of 50% equity and 50% debt, Houlihan Smith determined the weighted average cost of capital was 13.0%.

        Houlihan Smith subtracted Kennedy-Wilson's net interest bearing debt (excluding debt attributable to minority interest) of $132.7 million from the present value of Kennedy-Wilson's enterprise value indicated by the discounted cash flow method to calculate the equity value of Kennedy-Wilson.

        Based on such assumptions and methodology, and after performing a series of sensitivity analyses to measure the impact of changes in the underlying assumptions and discount rate, Houlihan Smith calculated an equity value range based on the discounted cash flow analysis for Kennedy-Wilson of between $167.7 million and $273.3 million. On September 22, 2009, Prospect held a subsequent meeting of its board of directors (the "Update Meeting") to discuss matters related to the S-4. During the Update Meeting, Houlihan Smith presented an updated range of equity value to reflect revised information regarding depreciation and capital expenditures. The revised depreciation created a tax shield, which offset the capital expenditures and resulted in a greater enterprise value applying the discounted cash flow method. The range of equity value presented after incorporating that revised information was $206.8 million to $323.9 million. The projected capital expenditures, depreciation, and resulting tax shield for the projected period are provided in the following table:

($ in thousands)	2009	2010	2011	2012	2013	2014
Depreciation	8,000	13,971	16,397	18,589	20,210	22,044
Depreciation Tax Shield	3,200	5,588	6,559	7,436	8,084	8,818
Capital Expenditures	(1,017)	(296)	(238)	(245)	(112)	(292)

Market Approach

        Houlihan Smith determined that Kennedy-Wilson has two main streams of revenue based on its segmented operations, including direct real estate ownership and fund management. Due to the significant size of the direct real estate segment, Houlihan Smith modeled these two segments separately and applied the guideline public company method to the fund management segment. Houlihan Smith valued the direct real estate segment by determining the properties' total asset value, which was reduced by debt and applied to Kennedy-Wilson's ownership percent to calculate the indicated equity value of the direct real estate segment. Houlihan Smith determined the equity value to be allocated to Kennedy-Wilson based on the following methodologies: divided the properties' net operating income by the appropriate overall capitalization rate (based on PricewaterhouseCoopers' Korpacz Real Estate Investor Survey for 2nd quarter 2009), appraisal values, value from units sold applied to the number of remaining units, recent purchase price, book value, or company estimates from previous sales, or face value. Of the 56 investments (including portfolios), 37 of the investments' values were based on capitalization rates, which ranged from 6.9% to 11.0%, three were based on appraisal values, four were based on value from units/partial of land sold applied to the number of remaining units/partial of land, two were based on recent purchase prices, seven were based on Kennedy-Wilson's book value, one was based on company estimates from previous sales, and two were loans, which were based on face value of the notes. Based on these methodologies, Houlihan Smith arrived at a fair market value of the direct real estate segment of $90.4 million, shown in the following table:

	Net Operating Income	Avg cap rate used on income properties	Median % owned	Market value of equity
Residential	$53,495,260	7.5%	7.5%	$53,282,476
Loans	$1,528,260		50.0%	$32,900,484
Office	$22,687,514	9.0%	4.4%	$2,856,046
Other(1)	$0		100.0%	$1,354,161
Total	$77,711,034		7.1%	$90,393,167

(1)
Includes limited partnership investments and investments in securities that do not produce net operating income.

Guideline Public Company Method

        The guideline public company method applies the trading multiples of publicly-traded companies to the subject company to derive an indication of value. The analyst searches for guideline public companies in industries similar to the subject company with operating structures and target customers as similar to the subject company as possible. Houlihan Smith searched for companies within similar lines of business as Kennedy-Wilson and considered the following factors, amongst others, in selecting its guideline public companies: structure, size, growth, leverage, profitability, turnover, and other operating characteristics. All companies that met these criteria were included without exception.

        Houlihan Smith found eight companies within the real estate services and real estate management industries that met the criteria for guideline public companies of Kennedy-Wilson's fund management segment. The companies that Houlihan Smith analyzed were as follows:

Company	Date of Initial Public Offering	Ticker Symbol
CB Richard Ellis Group, Inc.	06/10/2004	NYSE:CBG
Jones Lang Lasalle, Inc.	07/17/1997	NYSE:JLL
FirstService Corp.	06/22/1993	TSX:FSV
Grubb & Ellis Company	01/02/1992	NYSE:GBE
Stratus Properties, Inc.	07/01/1992	NasdaqGS:STRS
Century21 Real Estate of Japan Ltd.	11/21/2001	JASDAQ:8898
AEONMALL Co. Ltd.	07/24/2002	TSE:8905
Sumitomo Real Estate Sales Co. Ltd.	06/23/1998	TSE:8870

        Houlihan Smith determined that the valuations derived from revenue and EBITDA (Earnings Before Interest Taxes Depreciation and Amortization) multiples of the guideline public companies would provide the most meaningful indication of value of Kennedy-Wilson's fund management segment.

Houlihan Smith determined the indicated equity values for each multiple to derive the minimum and maximum values for the fund management segment.

        The median multiples derived from this analysis were enterprise value to revenue of 1.9 times and enterprise value to EBITDA of 10.5 times shown in the table below:

Ticker	Company Name	TEV / REVENUE LTM	TEV / EBITDA LTM
NYSE:CBG	CB Richard Ellis Group, Inc.	1.4x	23.0x
NYSE:JLL	Jones Lang Lasalle Inc.	0.9x	11.5x
TSX:FSV	FirstService Corp.	0.6x	8.7x
NYSE:GBE	Grubb & Ellis Company	0.5x	NM
NasdaqGS:STRS	Stratus Properties Inc.	9.3x	NM
JASDAQ:8898	Century21 Real Estate of Japan Ltd.	2.4x	7.4x
TSE:8905	AEONMALL Co. Ltd.	3.9x	9.5x
TSE:8870	Sumitomo Real Estate Sales Co. Ltd.	2.3x	15.9x
	Mean	2.7x	12.7x
	Median	1.9x	10.5x

        Houlihan Smith applied these median multiples to Kennedy-Wilson's estimated 2009 revenue and EBITDA, which was discounted to the present value based on Kennedy-Wilson's weighted average cost of capital of 13.0%. The calculated enterprise value based on the 2009 revenue and EBITDA multiples was $104.8 million and $265.5 million, respectively. Houlihan Smith added the fair market value of the direct real estate segment of $90.4 million to calculate the indicated enterprise values of $195.2 million and $355.9 million, respectively. Houlihan Smith then reduced these values by net interest bearing debt of $93.8 million to conclude a range of equity value of $101.4 million (based on revenue multiple) to $262.1 million (based on EBITDA multiple).

        At the Update Meeting, Houlihan also presented an estimated equity value for Prospect pro forma for the merger of $555.1 million, excluding approximately $182 million in net proceeds from the transaction, based on Kennedy-Wilson's estimated 2010 EBITDA. This was calculated based on Kennedy-Wilson's estimated 2010 EBITDA, which assumes the transaction is successfully completed, multiplied by the peer group's 2010 TEV/EBITDA multiple of 7.6 times and discounted to the present value based on Kennedy-Wilson's weighted average cost of capital of 13.0%. The calculated enterprise value based on the estimated 2010 EBITDA was $558.5 million. Houlihan Smith added the fair market value of the direct real estate segment of $90.4 million to calculate the indicated enterprise value of $648.9 million and reduced this value by net interest bearing debt of $93.8 million to conclude an equity value of $555.1 million.

Comparable Transactions Method

        The comparable transactions method is a market approach which analyzes transactions involving companies operating in industries similar to Kennedy-Wilson's fund management segment. While it is known that no two companies are exactly alike, nor are any two transactions structured exactly the same, consideration is given to the similarity in size and profitability, as well as other operating characteristics of a company. Houlihan Smith searched for transactions involving companies within similar lines of business as Kennedy-Wilson and considered the following factors, amongst others, in selecting its transactions: structure, size, growth, leverage, profitability, turnover, and other operating characteristics. Houlihan Smith also ensured that the selected transactions were similar in nature in terms of structure. All transactions that met these criteria were included without exception.

        Houlihan Smith found six transactions within the real estate services and real estate management industries that met the criteria of Kennedy-Wilson's fund management segment. The transactions that Houlihan Smith analyzed were as follows:

Closed Date	Target/Issuer	Total Transaction Value ($mm)	Buyers/Investors
10/23/2008	Nihon Housing Co. Ltd.	$34.1	Relo Holdings, Inc.
04/30/2008	Bank Building Corp.	$38.1	Carter Bank & Trust
04/26/2008	Century Properties Fund XIV	$13.0	Sutter Capital Management LLC; MacKenzie Patterson Fuller, LP
09/06/2007	Bay Equities, Inc.	$8.7	Individual Investors
08/16/2007	Diamond City Co Ltd.	$1,929.0	AEONMALL Co. Ltd.
04/10/2007	Realogy Corp.	$9,261.9	Apollo Investment Fund VI LP; Apollo Management LP

        The selected transactions were completed in fiscal 2007 or by the fall of 2008 and reflect the uncertainty regarding when the real estate market will recover. As of September 2009, the overall market began showing signs of recovery. However, at this time the real estate market specifically still reflected the downturn in the market, making the values indicated by the selected transactions comparable. Houlihan Smith determined that the valuations derived from revenue and EBITDA multiples of the comparable transactions would provide the most meaningful indication of value of Kennedy-Wilson's fund management segment. Houlihan Smith determined the indicated equity values for each multiple to derive the minimum and maximum values for the fund management segment.

        The median multiples derived from this analysis were enterprise value to revenue of 2.9 times and enterprise value to EBITDA of 10.3 times, shown in the table below:

Buyer / Investor	Target / Issuer	Closed Date	Enterprise Value / Revenues	Enterprise Value / EBITDA
Relo Holdings, Inc.	Nihon Housing Co. Ltd.	10/23/2008	0.3x	10.0x
Carter Bank & Trust	Bank Building Corp.	4/30/2008	9.5x	11.0x
Sutter Capital Management LLC; MacKenzie Patterson Fuller, LP	Century Properties Fund XIV	4/26/2008	4.6x	10.5x
Individual Investors	Bay Equities, Inc.	9/6/2007	0.9x	8.9x
AEONMALL Co. Ltd.	Diamond City Co. Ltd.	8/16/2007	4.7x	13.5x
Apollo Investment Fund VI LP, Apollo Management LP	Realogy Corp.	4/10/2007	1.2x	8.7x
Mean			3.5x	10.4x
Median			2.9x	10.3x

        Houlihan Smith applied these median multiples to Kennedy-Wilson's estimated 2009 revenue and EBITDA, which was discounted to the present value based on Kennedy-Wilson's weighted average cost of capital of 13.0%. The calculated enterprise value based on the 2009 revenue and EBITDA multiples was $161.5 million and $259.4 million, respectively. Houlihan Smith added the fair market value of the direct real estate segment of $90.4 million to calculate the indicated enterprise values of $251.9 million and $349.8 million. Houlihan Smith then reduced these values by net interest bearing debt of $93.8 million to conclude a range of equity value of $158.1 million (based on revenue multiple) to $256.0 million (based on EBITDA multiple).

        At the Update Meeting, Houlihan also presented an estimated equity value for Prospect pro forma for the merger of $621.6 million, excluding approximately $182 million in net proceeds from the transaction, based on Kennedy-Wilson's estimated 2010 EBITDA. This was calculated based on Kennedy-Wilson's estimated 2010 EBITDA, which assumes the transaction is successfully completed, multiplied by the indicated TEV/EBITDA multiple of 7.6 times and discounted to the present value based on Kennedy-Wilson's weighted average cost of capital of 13.0%. The calculated enterprise value based on the estimated 2010 EBITDA was $625.0 million. Houlihan Smith added the fair market value of the direct real estate segment of $90.4 million to calculate the indicated enterprise value of $715.4 million and reduced this value by net interest bearing debt of $93.8 million to conclude an equity value of $621.6 million.

80% Test

        Prospect's initial business combination must be with a target business whose fair market value is at least equal to 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount) at the time of such acquisition. In support of its opinion that, as of the date of its opinion, the fair market value of Kennedy-Wilson is at least equal to 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount), Houlihan Smith reviewed and estimated Prospect's net trust account based on its balance as of June 30, 2009, which was approximately $242.5 million, 80% of which is approximately $194.0 million. Houlihan Smith compared this threshold to Kennedy-Wilson's indicated range of fair market value from Houlihan Smith's three valuation methodologies: discounted cash flow method, guideline public company method, and comparable transactions method. Based on such analysis, Houlihan Smith concluded that the midpoint of the fair market value indicated by these methodologies (approximately $203.1 million) exceeds 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). While Prospect's board of directors considered the opinion and analysis of Houlihan Smith in approving the Kennedy-Wilson acquisition, prior to completing the acquisition, the board of directors will make its definitive determination of whether the 80% test is satisfied as of the date of the acquisition.

        Based on the information and analyses set forth above, Houlihan Smith determined that the merger consideration is within the range of the fair market value of Kennedy-Wilson, applying the three methodologies, guideline public company method, comparable transactions method, and discounted cash flow method. Houlihan Smith delivered its written opinion to Prospect's board of directors, which stated that, as of September 5, 2009, based upon and subject to the assumptions made, matters considered, and limitations on its review as set forth in the opinion:

  •
  the merger consideration to be paid by Prospect for Kennedy-Wilson in conjunction with the merger is fair from a financial point of view to the stockholders of Prospect, and

  •
  the fair market value of Kennedy-Wilson is at least equal to 80% of the balance in Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount).

        Houlihan Smith is an investment banking firm that, as part of its investment banking business, regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements, and for other purposes. Prospect's board of directors determined to use the services of Houlihan Smith because it is a recognized investment banking firm that has substantial experience in similar matters. Houlihan Smith has received a fee in connection with the preparation and issuance of its opinion and will be reimbursed for its reasonable out-of-pocket expenses, including attorneys' fees up to $5,000. In addition, Prospect has agreed to indemnify Houlihan Smith for certain liabilities that may arise out of the rendering of its opinion. Houlihan Smith does not beneficially own any interest in Prospect or Kennedy-Wilson and has not provided any such company with any other services.

Material United States Federal Income Tax Consequences

General

        The following section is a summary description of the material United States federal income tax consequences of the merger to Prospect and to the United States Holders (as that term is defined below) of Kennedy-Wilson common stock and preferred stock (sometimes referred to as "KW Securities") and to the United States Holders of Prospect common stock, and of the warrant amendment to United States Holders of public warrants and sponsor warrants. This discussion addresses only those United States Holders of KW Securities and United States Holders of Prospect common stock, public warrants and sponsor warrants that hold their stock or warrants, as applicable, as capital assets within the meaning of Section 1221 of the Code, and does not address all the United States federal income tax consequences that may be relevant to Prospect or any United States Holders of KW Securities or Prospect common stock or warrants in light of their individual circumstances. This discussion also does not address the potential application of the alternative minimum tax or the United States federal income tax consequences to holders that are subject to special rules, such as:

  •
  financial institutions;

  •
  investors in pass-through entities;

  •
  persons whose functional currency is other than the U.S. dollar;

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark to market method of accounting;

  •
  holders of stock or warrants that acquired their stock or warrants as compensation;

  •
  holders of stock rights, options or warrants, other than United States Holders of public warrants or sponsor warrants;

  •
  persons that hold stock or warrants as part of a straddle, hedge, constructive sale or conversion transaction; and

  •
  persons who are not citizens or residents of the United States.

        This summary is based upon the Code, applicable treasury regulations thereunder, published rulings and court decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state, local and foreign laws, or federal laws other than those pertaining to the income tax, are not addressed.

        For purposes of this discussion, a United States Holder is a beneficial owner of KW Securities, Prospect common stock, public warrants or sponsor warrants that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation, or any entity treated as a corporation for United States federal income tax purposes, created or organized, or treated as created or organized, under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source; or

  •
  a trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a United States person for United States federal income tax purposes.

        If a partnership (or other entity classified as a partnership for United States federal income purposes) holds Prospect common stock or warrants, or KW Securities, the tax treatment of a partner generally depends upon the status of the partner and the activities of the partnership. A partner of a partnership holding such stock or warrants should consult their own tax advisor.

        Neither Prospect nor Kennedy-Wilson has requested, or intends to request, any ruling from the Internal Revenue Service as to the United States federal income tax consequences described herein. The Internal Revenue Service may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulation, administrative rulings or court decisions will not adversely affect the accuracy of the statements un this discussion.

Tax Consequences of the Merger to United States Holders of Kennedy-Wilson Stock

        In the opinion of Loeb & Loeb LLP (which is attached as Exhibit 8.2 to the Registration Statement of which this proxy statement/prospectus forms a part), the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and therefore:

  •
  no gain or loss will be recognized by United States Holders of KW Securities who receive solely shares of Prospect common stock in exchange for their KW Securities pursuant to the merger;

  •
  the aggregate tax basis of the shares of Prospect common stock received in the merger by a United States Holder of KW Securities generally will be equal to the aggregate tax basis of the shares of KW Securities exchanged therefor;

  •
  the holding period of the Prospect common stock received in the merger by a United States Holder of KW Securities generally will include the holding period of the KW Securities exchanged therefor; and

  •
  any United States Holders of KW Securities who exercises its appraisal rights and who receives cash in exchange for its shares of KW Securities generally will recognize capital gain or loss measured by the difference between the amount of cash received and the tax basis of such stockholder's shares of KW Securities exchanged therefor. This gain or loss generally will be long-term capital gain or loss if the United States Holder's holding period with respect to the KW Securities surrendered is more than one year at the effective time of the merger. There are limitations on the extent to which stockholders may deduct capital losses.

        However, this opinion is not binding on the Internal Revenue Service or the courts and is subject to certain assumptions, limitations and qualifications as set forth therein.

        If the merger should fail to qualify as a reorganization within the meaning of Section 368(a) of the Code, a United States Holder of KW Securities generally will recognize a gain or loss with respect to its shares of KW Securities in an amount equal to the difference, if any, between the United States Holder's adjusted tax basis in its KW Securities and the fair market value of the Prospect common stock received in the merger. In such an event, the United States Holder's adjusted tax basis in the Prospect common stock generally will equal the fair market value of such Prospect common stock, and the United States Holder's holding period for the Prospect common stock generally will begin on the day following the date of the merger.

Tax Consequences of the Merger to Prospect and United States Holders of Prospect Common Stock

        In the opinion of Bingham McCutchen LLP (which is attached as Exhibit 8.1 to the Registration Statement of which this proxy statement/prospectus forms a part) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and no gain or loss will be recognized by Prospect as a result of the merger. No gain or loss will be recognized by the United States Holders of Prospect common stock as a result of the merger if their conversion rights are not exercised.

        A United States Holder of Prospect common stock who exercises conversion rights and effects a complete termination of such stockholder's interest in Prospect (including any actual or constructive interest in Prospect) generally will be required to recognize gain or loss upon the exchange of that stockholder's shares of common stock of Prospect for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder's shares of Prospect common stock. This gain or loss will be a capital gain or loss if such shares were held as a capital asset at the time of the exchange and will be a long-term capital gain or loss if the holding period for the shares of Prospect common stock is more than one year at such time. There are limitations on the extent to which United States Holders may deduct capital losses from ordinary income. If a United States Holder of Prospect common stock who receives cash in exchange for all of the United States Holder's shares of Prospect common stock actually or constructively owns Prospect common stock after the conversion (as the result of prior actual or constructive ownership of Prospect common stock or otherwise), all or a portion of the cash received by the United States Holders of common stock may be taxed as a dividend, and those United States Holders should consult their tax advisors to determine the amount and character of the income recognized in connection with the exercise of such holder's conversion rights.

Tax Consequences of the Warrant Amendment to United States Holders of Prospect Warrants

        In the event that a United States Holder of public warrants elects the cash exchange, such holder will recognize capital gain or loss with respect to the public warrants equal to the difference between the amount of cash received for the public warrants and the holder's adjusted basis in the public sarrants. A United States Holder of public warrants who elects to continue to hold public warrants, as amended, and a holder of sponsor warrants will be treated as exchanging his or her "old" warrants for "new" warrants in connection with the merger transaction. As such, a United States Holder of public warrants and a United States Holder of sponsor warrants should not recognize any gain or loss in connection with the amendment of their warrants, and such holder's adjusted tax basis and holding period in the "new" warrants received (or deemed received) should be the same as such holder's adjusted tax basis and holding period in the "old" warrants exchanged or deemed exchanged in connection with the warrant amendment.

Information Reporting and Backup Withholding

        A United States Holder of KW Securities who exercises its appraisal rights or a United States Holder of Prospect common stock who exercises its conversion rights may be subject to information reporting. In addition, such holder may be subject to backup withholding on the proceeds from the exchange of shares for cash unless such holder is an exempt recipient (such as a corporation) or provides to the paying agent such holder's correct taxpayer identification number and certifies that such holder is exempt from or otherwise is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding will be refunded (or allowed as a credit against the U.S. federal income tax liability of the United States Holder) provided that the required information is furnished to the Internal Revenue Service.

Comparison of Rights of Stockholders of Prospect and Kennedy-Wilson

        Prospect and Kennedy-Wilson are incorporated under the laws of the State of Delaware. Upon consummation of the merger, Kennedy-Wilson stockholders will become stockholders of Prospect. Prospect's amended and restated certificate of incorporation that will be in effect at the closing of the merger differs from Kennedy-Wilson's amended and restated certificate of incorporation. For a more complete description of the differences between the rights of the stockholders of Prospect and the rights of stockholders of Kennedy-Wilson, please refer to the section entitled "Comparison of Rights of Prospect and Kennedy-Wilson Holders" on page 255.

Rescission Rights

        A Prospect securityholder at the time of the closing of the merger that purchased Prospect units in the IPO (an IPO Purchaser), may have securities law claims against Prospect for rescission or damages on the basis, for example, that the IPO Prospectus, did not disclose that Prospect may seek to amend the terms of the warrant agreement and exchange a portion of its outstanding public warrants for cash proceeds released from the trust account. Rescission would give a successful IPO Purchaser claimant the right to receive the total amount paid for his or her securities pursuant to an allegedly deficient prospectus, plus interest and less any income earned on the securities, in exchange for surrender of the securities. An IPO Purchaser who has properly exercised its conversion rights or appraisal rights will not be eligible for rescission in connection with any securities law claims it may have against Prospect in connection with Prospect units purchased in the IPO. In addition, an IPO Purchaser who purchased Prospect units in the IPO but who has separated its Prospect units into the component common stock and public warrants and no longer owns the common stock or public warrants included in such Prospect units may not be entitled to rescission in connection with any such securities law claims.

        A successful IPO Purchaser claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of his or her securities caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining such securities. Such claims may entitle IPO Purchasers asserting them to up to $10.00 per Prospect unit, based on the initial offering price of the Prospect units sold in the IPO, or $10.00 per share less any amount received from the sale or fair market value of the original public warrants purchased as part of the Prospect units, plus interest from the date of the IPO. In the case of IPO Purchasers, this amount may be more than the cash to which they are entitled upon exercise of their conversion rights or appraisal rights or upon liquidation of Prospect.

        In general, a person who contends that he or she purchased a security pursuant to a prospectus that contains a material misstatement or omission must make a claim for rescission within the applicable statute of limitations period, which, for claims made under Section 12 of the Securities Act and some state statutes, is one year from the time the claimant discovered or reasonably should have discovered the facts giving rise to the claim, but not more than three years from the occurrence of the event giving rise to the claim. Claims under the anti-fraud provisions of the federal securities laws must generally be brought within two years of discovery, but not more than five years after occurrence. Rescission and damages claims would not necessarily be finally adjudicated by the time the merger is completed, and such claims would not be extinguished by consummation of that transaction.

Anticipated Accounting Treatment

        The acquisition will be accounted for as a "reverse merger" and recapitalization since immediately following the completion of the transaction, the stockholders of Kennedy-Wilson immediately prior to the business combination will have effective control of Prospect through its approximately 47.2% stockholder interest in the post-merger company, assuming no share conversions (54.6% in the event of maximum share conversion), which includes its largest principal stockholder owning approximately 26.1% of the Kennedy-Wilson stockholder interest in the post-merger company. In addition, through Kennedy-Wilson's 47.2% stockholder interest, Kennedy-Wilson will maintain effective control of the post-merger company through control of a substantial portion of the board of directors by maintaining six of the seven board seats for an expected term ranging from one to of three years. Additionally, all of Kennedy-Wilson's senior executive positions will continue on as management of the post-merger company after consummation of the merger. For accounting purposes, Kennedy-Wilson will be deemed to be the accounting acquirer in the merger and, consequently, the merger will be treated as a recapitalization of Kennedy-Wilson. Accordingly, Kennedy-Wilson's assets, liabilities and results of operations will become the historical financial statements of the registrant, and Prospect's assets, liabilities and results of operations will become consolidated with Kennedy-Wilson effective as of the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in this transaction. All direct costs of the merger will be charged to operations in the period that such costs are incurred.

Regulatory Matters

        Prospect and Kennedy-Wilson do not expect that the merger will be subject to any state or federal regulatory requirements other than (i) filings under applicable securities laws and the effectiveness of the registration statement of which this proxy statement/prospectus is part, (ii) expiration or early termination of any applicable waiting periods under the HSR Act, and (iii) the filing of certain merger documents with the Secretary of State of the State of Delaware. Prospect and Kennedy-Wilson intend to comply with all such requirements.

Recommendation and Vote Required

        The approval of the merger proposal requires the affirmative vote of a majority of the issued and outstanding public shares represented in person or by proxy at the special meeting of Prospect stockholders and entitled to vote thereon as of the record date. Adoption of the merger proposal is a condition to the consummation of the merger and a condition to the presentation of the other stockholder proposals.

PROSPECT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PROSPECT'S STOCKHOLDERS VOTE "FOR" THE MERGER PROPOSAL.

THE MERGER AGREEMENT

        For a discussion of the merger structure and merger consideration, see the section entitled "The Merger Proposal" starting on page 89 for additional information. Such discussion and the following summary of other material provisions of the merger agreement are qualified by reference to the complete text of the merger agreement, as amended, which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. All stockholders are encouraged to read the merger agreement in its entirety for a more complete description of the terms and conditions of the merger.

Closing and Effective Time of the Merger

        The closing of the merger will take place as soon as practicable following the satisfaction or waiver of the last of the conditions described below under the subsection entitled "Conditions to Closing of the Merger" on page 150. The merger is expected to be consummated as soon as practicable after the special meeting of Prospect's stockholders and the special meeting of Prospect warrantholders described in this proxy statement/prospectus. The merger will become effective at the time designated in the Certificate of merger as the effective time of the merger that the Parties have agreed upon and designated, or if no such time has been designated, the merger will be effective on the filing of the Certificate of merger with the Secretary of State of the State of Delaware.

Merger Consideration

        Pursuant to the merger agreement, in the merger, the Kennedy-Wilson Holders will receive an aggregate of 26 million shares of Prospect common stock (each share of Kennedy-Wilson common stock shall automatically convert into the right to receive 3.8031 shares of Prospect common stock and each share of Kennedy-Wilson preferred stock shall automatically convert into the right to receive 105.6412 shares of Prospect common stock), minus any dissenting shares.

        If a fractional share is required to be issued to a Kennedy-Wilson Holder, Prospect will round up to the nearest whole share in lieu of issuing fractional shares.

Prospect Warrant Amendment

        Each outstanding holder of public warrants will elect either:

  •
  to receive upon the closing of the merger $0.55 in cash; or

  •
  to continue to hold his, her or its public warrant which will be amended to provide for a new exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013;

provided that the aggregate number of amended public warrants that will remain outstanding following the closing of the merger is capped at 50% of the public warrants outstanding on the date of the merger, which we refer to as the Warrant Limit. If holders of public warrants elect to receive in the aggregate more amended public warrants than the Warrant Limit, the public warrantholders and the holders of sponsor warrants will receive the cash election for their portion of their warrants. The number of additional warrants to be exchanged for the cash amount will be apportioned pro rata among the holders of public warrants who make a warrant election and the holders of sponsor warrants, by multiplying the number of amended public warrants evidenced by a specific warrant election or the number of sponsor warrants, as applicable, by a fraction (x) the numerator of which is the number by which the warrants elected to be exchanged for amended public warrants exceed the Warrant Limit and (y) the denominator of which is the sum of the aggregate number of amended public warrants evidenced by all warrant elections plus the number of sponsor warrants. Further, public warrants for which holders of public warrants make no election will be converted into the right to receive the cash exchange. There is, however, no limit on the number of public warrants that may be exchanged for cash.

        Under the same warrant amendment, each sponsor warrant terms will be amended to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described above.

Forfeiture of Founder Shares

        Immediately prior to the merger, 4,750,000 founder shares held by the founders will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock.

Management Incentive Shares

        To reward and incentivize Kennedy-Wilson's key employees and management after the merger, up to 2,475,000 shares of Prospect common stock will be reserved for issuance under the 2009 Plan. If the merger is consummated, certain Kennedy-Wilson officers, directors and key employees will be issued an aggregate of 2,376,000 restricted shares of Prospect common stock under the 2009 Plan upon the closing of the merger as set forth in the table below:

Name of Group	Dollar ($)	Number of Shares of Restricted Stock
William McMorrow, Chief Executive Officer	$5,513,062.50	556,875
Freeman Lyle, Chief Financial Officer	$765,705.60	77,344
Mary Ricks, Co-CEO of KW Commercial Investment Group	$5,513,062.50	566,875
Barry Schlesinger, Co-CEO of KW Commercial Investment Group	$765,705.60	77,344
Robert Hart, President of KW Multi-Family Management Group	$765,705.60	77,344
James Rosten, President of Kennedy-Wilson Properties	$765,705.60	77,344
All executive officers, as a group	$22,021,619.40	2,224,406
All directors who are not executive officers, as a group	$153,143.10	15,469
All employees, including all current officers who are not executive officers, as a group	$1,347,637.50	136,125
        In the event that the recipient of the restricted shares remains employed by (or continues to perform services as a director for) the post-merger company through the relevant vesting date, 1/5 of the restricted shares will vest on each of the first five anniversaries of the date of issuance, provided that the Performance Target is met as of the September 30 immediately preceding the applicable anniversary date (in the case of the installments vesting on the fourth and fifth anniversary dates, the Performance Target must be met as of the September 30 immediately preceding the third anniversary date). The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. Notwithstanding the foregoing, in the event the employment with the post-merger company of an employee who has been granted restricted shares is terminated without cause or if the employee resigns from his employment with the post-merger company for good reason, the restricted shares will continue to vest on the applicable anniversary dates (subject to the satisfaction of the Performance Target), subject to certain limitations. In addition, in the event of a "Change of Control" as defined in the 2009 Plan (see "The Equity Participation Plan Proposal—"Change of Control" on page 180), any unvested restricted shares of Prospect common stock that have not previously been forfeited will become vested, subject to certain limitations. See section "The Equity Participation Plan Proposal—Awards to Particular Officers, Directors and Employees" on page 184 for additional information.

Management Bonuses

        If the merger is consummated, William J. McMorrow and Mary Ricks will be potentially entitled to receive certain cash bonus payments of up to $11.7 million and $4.0 million, respectively. The cash bonus payments will be payable as follows:

  •
  Mr. McMorrow and Ms. Ricks will be entitled to receive $4.85 million and $2.0 million, respectively, on October 15, 2009, provided, however, that such payments will be repaid to Kennedy-Wilson in the event the merger is not consummated by November 15, 2009 or the executive is not employed by Kennedy-Wilson on the effective date of the merger (these employment requirements will not apply, however, in the case of a termination of employment due to death or disability);

  •
  Mr. McMorrow and Ms. Ricks will receive "performance unit awards" under the 2009 Plan which will entitle them to receive $2.425 million and $1.0 million, respectively, on April 1, 2010, provided that the Performance Target is met as of March 31, 2010 (in the event that the Performance Target is not met as of March 31, 2010, the bonus otherwise due April 1, 2010 shall, nevertheless, be paid on July 1, 2010, October 1, 2010, or January 1, 2011, respectively, if the Performance Target is satisfied as of the earliest of June 30, 2010, September 30, 2010, or December 31, 2010, respectively), and the executive remains employed through the date on which the Performance Target is satisfied; and

  •
  Mr. McMorrow and Ms. Ricks will receive additional "performance unit awards" under the 2009 Plan which will entitle them to receive cash payments in the amounts of $4.425 and $1.0 million, respectively, on January 1, 2011, provided that the Performance Target is met as of December 31, 2010 and he or she, as applicable, remains employed by the post-merger company through January 1, 2011.

        Notwithstanding the foregoing, in the event that the merger is consummated and the employment of Mr. McMorrow or Ms. Ricks is terminated by the post-merger company without cause or he or she, as applicable, resigns from his or her, as applicable, employment with the post-merger company for good reason, the payments referred to in the second and third bullets above will still be payable on the applicable payment dates if the Performance Target is met. The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. The compensation committee of Kennedy-Wilson's board of directors made the determination to pay cash bonuses to only Mr. McMorrow and Ms. Ricks upon consummation of the merger after taking into account several factors, including the primary roles Mr. McMorrow and Ms. Ricks played in negotiating the terms of the merger and the merger agreement and the amendments to Mr. McMorrow's and Ms. Ricks' employment agreements eliminating their rights to receive cash lump sum payments otherwise due upon a change in control.

Note Forgiveness

        On April 10, 2006, William J. McMorrow borrowed $3,543,127 from Kennedy-Wilson evidenced by a promissory note bearing simple interest at a rate of 7.5% per annum and scheduled to mature on April 9, 2011. Mr. McMorrow's employment agreement has been amended to provide that the McMorrow Note will be forgiven if the merger is consummated. The determination of Kennedy-Wilson's compensation committee to forgive the note upon the consummation of the merger stemmed from its consideration of Mr. McMorrow's contributions to Kennedy-Wilson, Mr. McMorrow's primary role in negotiating the terms of the merger and the merger agreement, and the terms of the note which provides for its forgiveness in the event of certain changes in control.

Amendments to Employment Agreements

        In connection with the merger, Mr. McMorrow and Ms. Ricks have entered into amendments to their employment agreements which provide for, among other things:

  •
  the removal of certain benefits in the event of a change in control;

  •
  the addition of certain severance benefits if the executive resigns on account of a change in location or a material reduction in duties;

  •
  the grant to each executive of 556,875 shares of restricted stock of Prospect pursuant to the 2009 Plan and upon the terms and conditions set forth above;

  •
  the cash bonus payments set forth above and

  •
  in the case of Mr. McMorrow, the McMorrow Note forgiveness described above.

        Mr. Herrema has also entered into an amendment to his employment agreement which provides for the extension of his employment term from December 31, 2010 to January 31, 2014 as well as the second and third bullets above. In addition, the employment agreements for Messrs. McMorrow and Herrema and Ms. Ricks have been amended to include language intended:

  •
  to provide for a reduction in the amount of payments or benefits payable or provided to them under their respective employment agreements or otherwise to ensure that no payment or benefit is subject to the excise tax imposed by Section 4999 of the Code (certain golden parachute payments) which reduction may, in certain circumstances, result in the repayment of certain previously paid amounts (plus earnings) to the post-merger company, and

  •
  to achieve compliance with Section 409A of the Code.

Lock-Up Agreements

        In connection with the merger, William J. McMorrow, Mary Ricks, Freeman Lyle, and Donald Herrema, executive officers of Kennedy-Wilson, have entered into Lock-Up Agreements with Prospect whereby each have agreed to not offer, sell, pledge or otherwise transfer:

  •
  any of the shares of Prospect common stock received as merger consideration for three months after the merger, and

  •
  90% of the shares of Prospect common stock received as merger consideration and 100% of the shares of Prospect common stock received as management incentive shares in connection with grants to executives under the 2009 Plan, in each case, for one year after the merger.

        The stockholders subject to such Lock-Up Agreements may transfer their shares to any controlled affiliate, to any partner, stockholder or member of the stockholder, or for estate planning purposes only; provided in each case that any transferee agrees to be bound to the terms of the Lock-Up Agreement prior to any transfer.

The Guardian Note

        In connection with the merger, the Guardian Note will become convertible into shares of Prospect common stock pursuant to the terms of the Guardian Note. The Guardian Note bears interest at a fixed rate of 7%, payable quarterly, and the outstanding principal is due on November 3, 2018. Under the terms of the merger agreement and a letter agreement entered into between Kennedy-Wilson and Guardian on October 8, 2009, and following the consummation of the merger, Guardian will have the option to convert, in whole or in part, the outstanding principal balance and accrued interest into common stock at a conversion price of $9.86 per share any time prior to May 3, 2017. At any time on or after the ninth anniversary of the original issue date of the note and prior to the due date, Prospect

(as successor) may demand that Guardian convert the note in accordance with its terms. As of October 22, 2009, the outstanding principal balance and accrued interest of the Guardian Note were $30 million and $466,666, respectively. Upon consummation of the merger, the estimated number of shares of common stock into which the Guardian Note will be convertible is 3,042,466.

Representations and Warranties

        The merger agreement contains representations and warranties of each of Prospect and Merger Sub and Kennedy-Wilson relating, among other things, to:

  •
  proper organization, valid existence and good standing under the laws of its respective state of incorporation and capital structure of each company;

  •
  the authorization, execution, delivery and enforceability of the merger agreement;

  •
  subsidiaries;

  •
  absence of conflicts or violations under organizational documents, certain agreements and applicable laws or decrees as a result of the contemplated transaction;

  •
  consents and approvals;

  •
  financial statements and information (Kennedy-Wilson only);

  •
  internal accounting controls;

  •
  absence of certain changes;

  •
  undisclosed liabilities;

  •
  litigation;

  •
  permits and licenses (Kennedy-Wilson only);

  •
  title to properties (Kennedy-Wilson only);

  •
  intellectual property (Kennedy-Wilson only);

  •
  tax matters;

  •
  employment and employee benefits matters (Kennedy-Wilson only);

  •
  related party transactions;

  •
  insurance (Kennedy-Wilson only);

  •
  material contracts;

  •
  compliance with laws;

  •
  Foreign Corrupt Practices Act;

  •
  money laundering;

  •
  government inquiry (Kennedy-Wilson only);

  •
  books and records;

  •
  brokers' and finders' fees;

  •
  U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department;

  •
  environmental matters (Kennedy-Wilson only);

  •
  board approval;

  •
  information included in this proxy statement/prospectus;

  •
  the tax-free reorganization status of the merger;

  •
  certain registration matters (Prospect only);

  •
  SEC filings (Prospect only);

  •
  the trust account (Prospect only);

  •
  AMEX (Prospect only); and

  •
  compliance with the Sarbanes-Oxley Act of 2002 (Prospect only).

Materiality and Material Adverse Effect

        Certain of the representations and warranties are qualified by the concept of "material adverse effect." For purposes of the merger agreement, a "material adverse effect" as to Kennedy-Wilson means a material adverse effect to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of Kennedy-Wilson and its subsidiaries taken as a whole. A material adverse effect on Prospect means a material adverse effect to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of Prospect taken as a whole.

        None of the following will constitute, either alone or in combination, or will be taken into account in determining whether there has been or would be, a material adverse effect with respect to Kennedy-Wilson or Prospect, respectively:

  •
  any facts, changes, developments, events, occurrences, actions, omissions or effects generally affecting (A) the economy, or financial or capital markets, in the United States or elsewhere in the world, to the extent that they do not disproportionately affect Kennedy-Wilson or Prospect, respectively, in relation to other companies in the industry in which such company primarily operates or (B) the industry in which Kennedy-Wilson or Prospect, respectively, operates to the extent that they do not disproportionately affect Kennedy-Wilson or Prospect in relation to other companies in the industry in which Kennedy-Wilson or Prospect, respectively, operates; or

  •
  any facts, changes, developments, events, occurrences, actions, omissions or effects arising out of, resulting from or attributable to changes (after the date of the merger agreement) in law or in generally accepted accounting principles or in accounting standards or any decline in the market price, or change in trading volume of the capital stock of Kennedy-Wilson or Prospect, respectively, or any failure to meet publicly announced revenue or earnings projections or internal projections; or

  •
  any facts, changes, developments, events, occurrences, actions, omissions or effects arising out of, resulting from or attributable to changes related to or arising from the execution, announcement or performance of, or compliance with the merger agreement, including the impact on relationships, contractual or otherwise, governmental authorities, customers, suppliers, distributors or employees.

Mutual Covenants

        The parties to the merger agreement have agreed to various mutual covenants regarding general matters which include, but are not limited to:

  •
  supplementing or amending its respective disclosure schedules;

  •
  holding in strict confidence all documents and information concerning the other party;

  •
  cooperating in good faith to jointly prepare all press releases and public announcements;

  •
  compliance with the HSR Act;

  •
  paying all fees and expenses incurred in connection with the merger, provided that the parties will share HSR fees equally;

  •
  acting in a manner consistent with the treatment of the merger as a reorganization under Section 368(a) of the Code, and consistently take the position on all tax returns, before any taxing authority and in any judicial proceeding, that the merger qualifies as a reorganization under Section 368(a) of the Code; and

  •
  each using its reasonable best efforts to cause its respective counsel to provide it with an opinion with respect to certain statements of U.S. federal income tax law as set forth in this proxy statement/prospectus under the caption "The Merger Proposal—Material United States Federal Income Tax Consequences" on page 135.

Covenants Relating to Interim Operations

        Prospect and Kennedy-Wilson have agreed to continue to operate their respective businesses in the ordinary course prior to the closing of the merger and not to take the following actions, among others, without the prior written consent of the other party:

  •
  amend any organizational documents, except those amendments required in connection with the merger agreement;

  •
  make certain changes to accounting or tax practices;

  •
  declare, set aside or pay any dividends or other distribution in respect of any stock, except for the payment of quarterly dividends to Kennedy-Wilson's preferred stockholders consistent with past practices;

  •
  enter any new material contract or violate, amend, modify or waive any of the terms of any existing material contract;

  •
  issue, deliver or sell any capital stock or securities convertible into, or subscription, right, warrant or option to acquire any such shares or convertible securities;

  •
  issue or sell any debt securities, other than in the ordinary course of business, or guarantee any debt securities and, in the case of Kennedy-Wilson, not to issue or sell any debt securities of others in excess of $10,000,000;

  •
  sell, lease, license or otherwise dispose of or encumber any of the properties or assets which are material, individually or in the aggregate, to its business, except in the ordinary course of business consistent with past practice;

  •
  make or change any tax election, change an annual accounting period, file an amended tax return, enter into any closing agreement, settle or compromise any proceeding with respect to a tax claim or assessment, surrender any right to claim a refund of taxes or consent to any extension or waiver of the limitation period applicable to a tax claim or assessment;

  •
  enter into any new line of business;

  •
  adopt a plan or effect any complete or partial liquidation or adopt resolutions providing for or authorizing such liquidation or adopt a plan of or effect any dissolution, merger, consolidation, restructuring, recapitalization or reorganization; and

  •
  agree to do, or take any action in furtherance of, any of the foregoing.

        In addition, Prospect will not fail to timely file or furnish with the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished that would have a material adverse effect on Prospect or its ability to consummate the merger without the prior written consent of Kennedy-Wilson.

        In addition, Kennedy-Wilson will not take any of the following actions without the prior written consent of Prospect:

  •
  subject to certain limited exceptions, increase the compensation or other benefits of any of its officers or employees or enter into, amend or terminate any employment or benefits arrangement with any officer, director or employee other than as required by applicable law or pursuant to the terms of agreements in effect on the date of the merger agreement or in the ordinary course of business with employees;

  •
  hire any employees except in the ordinary course of business;

  •
  fail to make contributions to any employee benefit plan in accordance with the terms thereof or with past practice; and

  •
  take or omit to take any action, the taking or omission of which could reasonably be expected to have a material adverse effect on Kennedy-Wilson.

Additional Kennedy-Wilson Covenants

        The additional covenants that Kennedy-Wilson has made in the merger agreement include, but are not limited to the following:

  •
  permit Prospect to access all of the books and records of Kennedy-Wilson and its subsidiaries which Prospect determines is necessary for the preparation and amendment of the proxy statement/prospectus and such other filings or submissions in accordance with SEC rules and regulations as are necessary to consummate the transaction;

  •
  maintain insurance policies providing insurance coverage for Kennedy-Wilson's and its subsidiaries' business and assets in the amounts and against the risks that are commercially reasonable for such business, the risks covered and for the appropriate geographic areas;

  •
  use commercially reasonable efforts, and cause its subsidiaries to use commercially reasonable efforts, to fulfill the closing conditions set forth below;

  •
  provide Prospect prompt written notice of any event or development that occurs that either individually or in the aggregate would have or reasonably be expected to have a material adverse effect on Kennedy-Wilson or would require any amendment or supplement to the proxy statement/prospectus;

  •
  use commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of government authorities and or material consents, including the Kennedy-Wilson stockholder approvals, and provide notice to third parties under any material contract;

  •
  cooperate with respect to certain tax-related matters;

  •
  provide Prospect promptly information concerning its business affairs and consolidated financial statements and any required financial statements that may reasonably be required for inclusion in the proxy statement/prospectus;

  •
  enter into amendments to employment agreements with each of William McMorrow, Mary Ricks and Donald Herrema;

  •
  cause each of William J. McMorrow, Mary Ricks, Freeman Lyle, and Donald Herrema to enter into lock-up agreements; and

  •
  waive all rights, title and claims to the trust account, except for $10,000,000 in case of breach by Prospect of its no-shop/non-solicit provision.

Additional Prospect Covenants

        The additional covenants that Prospect has made in the merger agreement include, but are not limited to the following:

  •
  cause to be held a meeting of its stockholders and warrantholders as soon as a reasonably practicable so that they may vote on the adoption of the respective proposals described herein;

  •
  use commercially reasonable efforts to file with the SEC as promptly as practicable the proxy statement/prospectus and upon receipt of approval from the SEC mail the proxy statement/prospectus to its stockholders;

  •
  provide Kennedy-Wilson with all correspondence received from and sent to the SEC and not file any amendments to the proxy statement/prospectus with the SEC without providing Kennedy-Wilson with an opportunity to review, comment and consent;

  •
  use commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate and make effective as promptly as practicable, the merger;

  •
  give prompt notice of any event or development that would or could cause a material adverse effect on Prospect or require an update to this proxy statement/prospectus;

  •
  use commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of government authorities and or material consents and provide notice to third parties under any material contract;

  •
  cooperate with respect to certain tax-related matters and timely file all tax documents;

  •
  ensure that its authorized share capital is sufficient to enable Prospect to issue the Prospect common stock in the merger;

  •
  refrain from purchasing any of its securities other than as contemplated by the transaction documents or with Kennedy-Wilson's consent;

  •
  adopt an equity incentive plan for issuance of up to 2,475,000 shares of Prospect common stock and grant awards to key employees of Kennedy-Wilson; and

  •
  cause the surviving corporation to obtain director and officer liability insurance for acts and omissions occurring before the merger.

Prospect No Shop/Non-Solicit Provision

        The merger agreement provides that from September 8, 2009 until the earlier of the (x) termination of the merger agreement in accordance with its terms or (y) the effective time of the merger, Prospect:

  •
  will not, and will cause its stockholders, employees, affiliates, and advisors not to enter into any written agreement with any other person or entity regarding a Prospect third-party acquisition (as defined below) other than the transactions contemplated by the merger agreement;

  •
  will not and will cause its stockholders, employees, affiliates, and advisors not to solicit, offer, initiate, knowingly encourage, conduct or seek to engage in any discussions, investigations or negotiations or enter into any agreement with any other person or entity regarding a Prospect third-party acquisition; and

  •
  agrees that it shall promptly, after obtaining knowledge thereof, advise Kennedy-Wilson of any inquiry or proposal regarding a Prospect third-party acquisition that is received by it, including the terms of the proposal and the identity of the inquirer or offeror.

        For purposes of the merger agreement, a Prospect third-party acquisition means:

  •
  any purchase of 15% or more of the consolidated assets of a third-party and its subsidiaries, or 15% or more of the equity or voting securities of a third-party or a material subsidiary thereof;

  •
  any tender offer or exchange offer that, if consummated, would result in Prospect beneficially owning 15% or more of a third-party's equity or voting securities or any material subsidiary thereof; or

  •
  a merger, consolidation, business combination, share exchange, purchase of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Prospect and any third-party, in each such case that would result in Prospect beneficially owning 15% or more of any class of equity or voting securities of such third-party or any material subsidiary thereof, or 15% or more of the consolidated assets of such third-party.

Kennedy-Wilson No Shop/Non-Solicit Provision

        The merger agreement provides that from September 8, 2009 until the earlier of the (x) termination of the merger agreement in accordance with its terms or (y) the effective time of the merger, Kennedy-Wilson:

  •
  will not, and will cause its stockholders, employees, affiliates, and advisors not to enter into any written agreement with any other person or entity regarding a Kennedy-Wilson third-party acquisition (as defined below) other than the transactions contemplated by the merger agreement;

  •
  will not and will cause its stockholders, employees, affiliates, and advisors not to solicit, offer, initiate, knowingly encourage, conduct or seek to engage in any discussions, investigations or negotiations or enter into any agreement or understanding with any other person or entity regarding a Kennedy-Wilson third-party acquisition, other than the transactions contemplated in the merger agreement; and

  •
  after obtaining knowledge thereof, advise Prospect of any inquiry or proposal regarding a Kennedy-Wilson third-party acquisition that is received by it, including the terms of the proposal and the identity of the inquirer or offeror.

        For purposes of the merger agreement, a Kennedy-Wilson third-party acquisition means:

  •
  any sale of 15% or more of the consolidated assets of Kennedy-Wilson and its subsidiaries, or 15% or more of the equity or voting securities of Kennedy-Wilson or any subsidiary whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of Kennedy-Wilson (each referred to as a material subsidiary);

  •
  any tender offer or exchange offer that, if consummated, would result in a third-party beneficially owning 15% or more of the equity or voting securities of Kennedy-Wilson or of any material subsidiary; and

  •
  a merger, consolidation, business combination, share exchange, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Kennedy-Wilson or any material subsidiary, in each such case that would result in either (x) a third-party beneficially owning 15% or more of any class of equity or voting securities of Kennedy-Wilson or any material subsidiary, or 15% or more of the consolidated assets of Kennedy-Wilson or (y) the stockholders of Kennedy-Wilson receiving securities traded in the U.S. on any nationally-recognized exchange or over-the-counter market.

Conditions to Closing of the Merger

General Conditions

        Consummation of the merger by Prospect and Kennedy-Wilson is conditioned upon, among other things:

  •
  Prospect having filed and the SEC having declared this proxy statement/prospectus effective and no stop order suspending the effectiveness of this proxy statement/prospectus having been issued by the SEC and no proceeding for that purpose having been initiated or, to the knowledge of Prospect or Kennedy-Wilson, threatened by the SEC;

  •
  Prospect receiving the approval of the merger by its stockholders in accordance with its amended and restated certificate of incorporation and less than 30% of the public shares having exercised their conversion rights;

  •
  Kennedy-Wilson receiving the approval of the merger by its stockholders in accordance with the DGCL;

  •
  both parties having executed and delivered each of the transaction documents;

  •
  legal opinions received by both parties from the counsel representing the other party;

  •
  certificates of good standing received by both parties;

  •
  the certificate of merger being filed with and accepted by the Secretary of State of the State of Delaware and the merger being effective under the DGCL; and

  •
  all applicable waiting periods (and any extension thereof) under the HSR Act having expired or otherwise been terminated and all notices, reports, registrations and other filings with, and all consents, approvals and authorizations with governmental authorities having been made or obtained, as the case may be.

        Either party may waive one or more conditions to the consummation of the merger. However, to the extent a material condition is waived by one of the parties, which waiver would render any prior disclosure materially misleading, Prospect intends to resolicit the approval of its stockholders of the merger.

Kennedy-Wilson's Conditions to Closing

        The obligations of Kennedy-Wilson to consummate the transactions contemplated by the merger agreement also are conditioned upon the following, among other things:

  •
  Prospect's representations and warranties set forth in merger agreement being true in all material respects as of the closing (except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a material adverse effect on Prospect) and Prospect having performed and complied in all material respects with all covenants and agreements required by the merger agreement prior to the closing of the merger;

  •
  since the date of the merger agreement there having been no occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on Prospect;

  •
  no action, suit or proceeding having been instituted by any court or governmental or regulatory body to (i) restrain, modify or prevent the merger agreement, or seek damages or a discovery order in connection with the merger agreement or (ii) which has a material adverse effect on Prospect;

  •
  Prospect's warrantholders having approved the warrant amendment;

  •
  Prospect's directors and officers, who are not continuing as directors or officers of Prospect after the merger, having resigned and provided copies of the resignation letters to Prospect, stating that they have no claim for employment compensation from Prospect;

  •
  Prospect delivering an officer's certificate certifying that the authorizing documents are true, complete and correct and remain in full force and effect;

  •
  Prospect delivering a compliance certificate certifying that the conditions to the merger have been fulfilled;

  •
  no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or legal or regulatory restraint provision limiting Prospect's conduct or operation of the business after the closing of the merger;

  •
  Prospect and Merger Sub having filed all reports required under the U.S. federal securities laws as of the effective time of the merger;

  •
  no formal or informal SEC investigation or proceeding having been initiated by the SEC against Prospect or any of its officers or directors;

  •
  Prospect having maintained its status as a company whose common stock and warrants are listed on AMEX and no reason existing as to why such status shall not continue immediately following the effective time of the merger;

  •
  Prospect founders having delivered certificates representing 4,750,000 shares of Prospect common stock duly endorsed in blank with executed blank stock powers pursuant to the terms of the forfeiture agreement; and

  •
  Prospect having available a minimum of $75,000,000, after taking into account all expenses and liabilities of Prospect and Kennedy-Wilson and other payments required to be made by Prospect or Kennedy-Wilson at or immediately after closing, except amounts to be paid to officers in connection with the merger and any debt accelerated for failure of Kennedy-Wilson to obtain a consent, plus an amount equal to the number of shares of Prospect common stock which would be issuable pursuant to dissenting shares if such shares had not exercised dissenters' rights multiplied by $37.00, up to a maximum of $11,370,026, for use by the post-merger company after the closing.

Prospect's Conditions to Closing

        The obligations of Prospect to consummate the transactions contemplated by the merger agreement also are conditioned upon the following, among other things:

  •
  Kennedy-Wilson's representations and warranties set forth in merger agreement being true in all material respects as of the closing (except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a material adverse effect on Kennedy-Wilson) and Kennedy-Wilson having performed and complied in all material respects with all covenants and agreements required by the merger agreement prior to the closing of the merger;

  •
  no action, suit or proceeding having been instituted by any court or governmental or regulatory body to (i) restrain, modify or prevent the merger agreement, or seek damages or a discovery order in connection with the merger agreement or (ii) which has a material adverse effect on Kennedy-Wilson;

  •
  since the date of the merger agreement there not having been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a material adverse effect on Kennedy-Wilson;

  •
  Prospect's warrantholders having approved the warrant amendment;

  •
  Kennedy-Wilson having entered into amended employment agreements with each of William McMorrow, Mary Ricks and Donald Herrema;

  •
  the holders of Kennedy-Wilson options granted under its 1992 Plan having exercised such options for Kennedy-Wilson common stock and the holders of other options and equity compensation having agreed to cancel such rights and Kennedy-Wilson having terminated its 1992 and 2009 plans;

  •
  Kennedy-Wilson delivering an officer's certificate certifying that the authorizing documents are true, complete and correct and remain in full force and effect;

  •
  Kennedy-Wilson delivering a compliance certificate certifying that the conditions to the merger have been fulfilled;

  •
  no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or legal or regulatory restraint provision limiting Prospect's conduct or operation of the business after the closing of the merger;

  •
  holders of no more than 10% of the issued and outstanding Kennedy-Wilson common stock, and holders of no more than 10% of the issued and outstanding Kennedy-Wilson preferred stock, have validly exercised their appraisal rights; provided that Prospect shall not waive this condition if the number of outstanding shares of Kennedy-Wilson common stock or preferred stock for which holders exercise appraisal rights is such that, pursuant to the transactions contemplated by the merger agreement, Prospect will not be acquiring "control" of Kennedy-Wilson as defined in Section 368(c) of the Code, solely in exchange for Prospect common stock;

  •
  Kennedy-Wilson having delivered to Prospect evidence that all required consents have been obtained;

  •
  no formal or informal SEC investigation or proceeding having been initiated by the SEC against Kennedy-Wilson or any of its officers or directors; and

  •
  Kennedy-Wilson having filed an amendment to its Certificate of Designation, Preferences and Rights of its preferred stock.

Termination

        The merger agreement may be terminated prior to closing:

  •
  by mutual written consent of Prospect and Kennedy-Wilson;

  •
  by Prospect if Kennedy-Wilson notifies Prospect that it will be unable to obtain one or more required consents by October 15, 2009; or

  •
  by either Prospect or Kennedy-Wilson if:

  (i)
  the merger is not consummated on or before November 13, 2009;

    (ii)
    a governmental authority shall enter an order which prohibits the merger;

    (iii)
    it is not in material breach of the merger agreement and the other party is in breach of the merger agreement in a manner which prevents satisfaction of the closing conditions in the merger agreement, which breach is not cured with 10 business days' notice;

    (iv)
    if the board of directors of the other party fails to recommend, or withdraws or modifies its recommendation of the merger agreement;

    (v)
    if the Prospect common stockholders fail to approve the merger, or if 30% or more of the Prospect common stockholders exercise their conversion rights; or

    (vi)
    if the Kennedy-Wilson common stockholders do not approve the merger on or prior to November 13, 2009.

Effect of Termination

        Except as otherwise provided in the merger agreement, in the event of proper termination of the merger agreement by either Prospect or Kennedy-Wilson, the merger agreement will have no further force and effect, without any liability or obligation on the part of Prospect or Kennedy-Wilson and each party will destroy all documents, work papers and materials of the other party relating to the transactions contemplated; provided, however, that those provisions which survive the termination of the merger agreement, including that Kennedy-Wilson will not seek recourse against the trust account except for a claim for damages if Prospect breaches its no shop/non-solicit provision, shall not be void and that such termination will not terminate the rights or remedies of any party against another party that has violated or breached the merger agreement prior to such termination.

        If the merger agreement is terminated by either party should Kennedy-Wilson fail to receive its common stockholder approval, Kennedy-Wilson shall be obligated to pay Prospect $10,000,000. If such amount is not paid within 30 days after termination of the merger agreement, interest will begin to accrue on this amount. Prospect is not obligated to pay any fees (other than expenses incurred) should the merger agreement be terminated or the merger not consummated.

Indemnification of Directors and Officers

        Prospect has agreed that the post-merger company will, for six years from the date of closing the merger, maintain in effect the provisions in its amended and restated certificate of incorporation and amended and restated bylaws providing for indemnification of its current and former directors and officers with respect to the facts and circumstances occurring at or prior to the merger to the fullest extent permitted by the DGCL.

        Prospect has agreed that the post-merger company will, for six years from the date of the closing of the merger, provide each current and former director or officer of Prospect with insurance for acts or omissions occurring prior to the merger covering each such person on terms not materially less favorable than those currently covered by Prospect's officers' and directors' liability insurance policy; provided that the premium for such coverage shall not exceed $200,000.

Indemnification

        Prospect will indemnify, defend and hold harmless Kennedy-Wilson, including Kennedy-Wilson's successors and permitted assigns, and Kennedy-Wilson will indemnify, defend and hold harmless Prospect, including Prospect's successors and permitted assigns, from and against all liabilities, loss, claims, damages, fines, penalties, and expenses, including the costs of investigation and defense and reasonable attorneys' fees and court costs, arising from:

  •
  any breach of any representation or warranty made by Prospect or Kennedy-Wilson in the merger agreement or in any certificate delivered by Prospect or Kennedy-Wilson pursuant to the merger agreement or

  •
  any breach by Prospect or Kennedy-Wilson of its covenants or obligations in the merger agreement to be performed or complied with by Prospect or Kennedy-Wilson at or prior to Closing.

        Neither party is entitled to indemnification as so described unless the aggregate amount of damages exceeds $1,000,000. The aggregate amount of damages for which either party may be liable shall not exceed $10,000,000 and in any event, the practical benefits of this indemnification are limited since Kennedy-Wilson will be a direct, wholly-owned subsidiary of Prospect.

Fees and Expenses

        All fees and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expenses, except that the parties will each pay one-half of fees related to filings under the HSR Act and printing costs.

Confidentiality; Access to Information

        Prospect and Kennedy-Wilson will afford to the other party and its financial advisors, accountants, counsel and other representatives prior to the completion of the merger reasonable access during normal business hours, upon reasonable notice, to all of their respective properties, books, records and personnel to obtain all information concerning the business, including the status of properties, results of operations and personnel, as each party may reasonably request. Prospect and Kennedy-Wilson will maintain in strict confidence any non-public information received from the other party, and use such non-public information only for purposes of consummating the transactions contemplated by the merger agreement.

Amendments

        The merger agreement may be amended by the parties at any time in writing signed by each of the parties.

SELECTED HISTORICAL FINANCIAL INFORMATION

        The following financial information is being provided to assist you in your analysis of the financial aspects of the merger. The information is only a summary and should be read in conjunction with each company's audited historical consolidated financial statements and related notes contained elsewhere herein. The historical results included below and elsewhere in this proxy statement/prospectus are not indicative of the future performance of Kennedy-Wilson or Prospect.

Kennedy-Wilson Selected Financial Data

        The following table sets forth selected historical financial data of Kennedy-Wilson. The information presented below was derived from Kennedy-Wilson's unaudited financial statements for the six months ended June 30, 2009 and 2008 and Kennedy-Wilson's audited financial statements for each of the years ended December 31, 2008, 2007, 2006, 2005 and 2004. This information is only a summary. You should read this information together with Kennedy-Wilson's historical financial statements and accompanying notes contained elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
Revenue:
Management and leasing fees	$9,266,000	$8,346,000	$19,051,000	$20,142,000	$16,578,000	$15,217,000	$18,077,000
Commissions	2,462,000	7,082,000	10,201,000	13,153,000	9,920,000	8,190,000	8,407,000
Sale of real estate	6,272,000	—	—	—	—	18,346,000	12,055,000
Other	1,300,000	1,045,000	2,973,000	98,000	—	—	209,000

Total revenue	19,300,000	16,473,000	32,225,000	33,393,000	26,498,000	41,753,000	38,748,000

Operating expense:
Compensation and related expenses	9,997,000	9,667,000	21,292,000	34,151,000	24,892,000	32,035,000	20,079,000
Cost of real estate sold	5,752,000	—	—	—	—	14,410,000	10,408,000
General and administrative	3,696,000	4,238,000	8,901,000	8,490,000	9,026,000	9,341,000	10,812,000
Other operating expense	1,157,000	818,000	2,378,000	539,000	688,000	1,570,000	2,193,000

Total operating expense	20,602,000	14,723,000	32,571,000	43,180,000	34,606,000	57,356,000	43,492,000

Equity in joint venture income	(461,000)	1,533,000	10,097,000	27,433,000	14,689,000	35,855,000	11,520,000

Total operating income	(1,763,000)	3,283,000	9,751,000	17,646,000	6,581,000	20,252,000	6,776,000
Non-operating income (expense)	(2,987,000)	(3,049,000)	(9,084,000)	(8,609,000)	(40,000)	(9,262,000)	(2,415,000)

Income from continuing operations	(4,750,000)	234,000	667,000	9,037,000	6,541,000	10,990,000	4,361,000
Income from discontinued operations, net of tax	—	—	—	2,797,000	—	—	(246,000)

Net income	(4,750,000)	234,000	667,000	11,834,000	6,541,000	10,990,000	4,115,000
Net income attributable to the noncontrolling interest	267,000	(50,000)	(54,000)	(2,441,000)	(586,000)	—	—
Preferred stock dividends	(1,964,000)	(394,000)	(2,264,000)	—	—	—	—

Net (loss) income attributable to Kennedy-Wilson, Inc. common stockholders	$(6,447,000)	$(210,000)	$(1,651,000)	$9,393,000	$5,955,000	$10,990,000	$4,115,000

Other Financial Data:
Net cash provided by (used in):
Operating activities	$(3,009,000)	$(13,021,000)	$(14,669,000)	$(14,809,000)	$(7,026,000)	$(13,422,000)	$(2,328,000)
Investing activities	(38,491,000)	(74,999,000)	(96,373,000)	5,839,000	(3,614,000)	47,255,000	45,269,000
Financing activities	31,875,000	77,295,000	112,625,000	17,886,000	6,548,000	(24,985,000)	(38,658,000)

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Unaudited)
Balance sheet data:
Cash and cash equivalents	$16,206,000	$13,523,000	$25,831,000	$24,248,000	$15,332,000	$19,424,000	$10,576,000
Investments in real estate and joint ventures	222,459,000	160,671,000	190,915,000	80,026,000	57,744,000	36,847,000	43,923,000
Total assets	283,416,000	214,959,000	255,883,000	145,814,000	107,746,000	93,461,000	99,831,000
Debt	146,399,000	94,940,000	131,423,000	65,084,000	40,517,000	33,746,000	49,519,000
Total equity	103,966,000	106,265,000	105,802,000	57,076,000	49,603,000	42,120,000	38,559,000

Prospect Selected Financial Data

        The following table sets forth selected historical financial data of Prospect. The information presented below was derived from Prospect's audited financial statements for the years ended and as of December 31, 2008 and 2007 and from its unaudited financial statements for the six months ended June 30, 2009 and 2008. This information is only a summary. You should read this information together with Prospect's historical financial statements and accompanying notes contained elsewhere in this proxy statement/prospectus.

	June 30, 2009 (Unaudited)	December 31, 2008	December 31, 2007
Selected Balance Sheet Data:
Cash	$9,425	$28,678	$58,075
Investments held in trust account	248,535,987	248,924,201	247,340,887
Total assets	249,116,069	249,449,560	248,161,221
Total liabilities	10,177,138	10,253,245	10,476,121
Common stock, subject to possible conversion	74,099,990	74,099,990	74,099,990
Total stockholders' equity	$164,838,941	$165,096,325	$163,585,110

	For the six months ended June 30, 2009	For the six months ended June 30, 2008	For the period from July 9, 2007 (date of inception) through June 30, 2009	For the year ended December 31, 2008	For the period from July 9, 2007 (date of inception) through December 31, 2007
Statement of Operations Data:
Net interest income	$41,150	$2,528,586	$4,930,379	$3,808,688	$1,080,541
Operating expenses	449,707	383,135	1,202,213	679,661	72,845
State capital based tax provision	—	184,156	816,301	740,724	75,577
Federal income tax (benefit) provision	(151,173)	693,110	1,042,836	877,088	316,921
Net (loss) income	(257,384)	1,268,185	1,869,029	1,511,215	615,198
Net (loss) income per common share	$(0.01)	$0.04	$0.07	$0.05	$0.05

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information has been prepared assuming that the acquisition of Kennedy-Wilson by Prospect had occurred (i) at the beginning of the period for the pro forma statements of operations for the year ended December 31, 2008 and for the six months ended June 30, 2009, and (ii) at June 30, 2009 for the pro forma balance sheet.

        Pursuant to Prospect's amended and restated certificate of incorporation, Prospect will not proceed with a transaction if public stockholders owning 30% or more of the public shares vote against the transaction and exercise their conversion rights. Accordingly, Prospect may effect a transaction if stockholders owning up to one share less than 30% of the public shares exercise their conversion rights. If this occurred, Prospect would be required to convert for cash up to one share less than 30% of the 25,000,000 shares of common stock included in the units sold in the IPO, or 7,499,999 shares of common stock.

        Furthermore, as a condition of the merger, each holder of the 25,000,000 public warrants will elect either to receive upon the closing of the merger a cash payment of $0.55 per public warrant or to continue to hold their public warrants as amended public warrants, with each such amended public warrant entitling the holder thereof to purchase one share of Prospect common stock at an exercise price of $12.50 per share (increased from $7.50 per share), with a redemption trigger of $19.50 per share (increased from $14.50 per share), and an expiration date of November 14, 2013 (extended from November 14, 2012). The sponsors' warrants are being amended similarly. No more than 50% of the outstanding public warrants may be exchanged for amended public warrants. Accordingly, Prospect will be required to redeem a minimum of 12,500,000 public warrants and a maximum of 25,000,000 public warrants for an aggregate cash payment at closing ranging from $6,875,000 to $13,750,000. As the fair value of the amended public warrants was determined to be less than the value of the old warrants, no accounting entry is required with respect to the amendment of the public warrants. To the extent that 50% of the public warrantholders do not elect to receive a cash payment for their public warrants, sponsors' warrants will be included in the warrantholder group receiving cash at closing (with a cut-back applied proportionately to the group comprised of those who elect amended warrant terms and all of the sponsors' warrants) in order to meet the 50% cash-out minimum. However, under no circumstances will sponsors be permitted to elect to receive cash for their warrants.

        Accordingly, the unaudited pro forma condensed consolidated financial information presents two possible scenarios for the approval of the merger by the stockholders of Prospect, as follows:

  •
  Assuming No Stock Conversion and Minimum Warrant Repurchase: This presentation assumes that no holders of public shares exercise their conversion rights and that 12,500,000 warrants are repurchased for cash; and

  •
  Assuming Maximum Stock Conversion and Maximum Warrant Repurchase: This presentation assumes that holders of 7,499,999 public shares (29.99%) exercise their conversion rights and that 25,000,000 warrants are repurchased for cash.

        The unaudited pro forma condensed consolidated financial information is provided for illustrative purposes only. The historical financial information in the unaudited pro forma condensed consolidated balance sheet has been adjusted to give effect to pro forma events that are directly attributable to the merger and are factually supportable. The historical financial information in the unaudited pro forma condensed consolidated statements of operations has been adjusted to give effect to pro forma events that are directly attributable to the merger, are factually supportable, and are expected to have a continuing impact on the consolidated results.

        You should not rely on the unaudited pro forma condensed consolidated balance sheet as being indicative of the historical financial position that would have been achieved had the merger been consummated as of June 30, 2009, or the unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2008 or for the six months ended June 30, 2009, as being indicative of the historical financial results of operations that would have been achieved had the merger been consummated at the beginning of each of such periods. Actual results could differ from the pro forma information presented herein. See the section entitled "Risk Factors—Risks Related to the Merger" on page 56.

        The following information is being provided to aid in the analysis of the financial aspects of the merger. The historical financial information of Prospect was derived from the audited financial statements of Prospect for the year ended December 31, 2008 and the unaudited financial statements of Prospect for the six months ended June 30, 2009 included elsewhere in this proxy statement/prospectus. The historical financial information of Kennedy-Wilson was derived from the audited financial statements of Kennedy-Wilson for the year ended December 31, 2008 and the unaudited consolidated financial statements of Kennedy-Wilson for the six months ended June 30, 2009 included elsewhere in this proxy statement/prospectus. This information should be read together with Prospect's and Kennedy-Wilson's audited and unaudited financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for both Prospect and Kennedy-Wilson, and other financial information included elsewhere in this proxy statement/prospectus.

        The merger will be accounted for as a reverse recapitalization since, immediately following completion of the merger, the stockholders of Kennedy-Wilson immediately prior to the consummation of the merger will have effective control of Prospect through:

  •
  their stockholder interest comprising the largest single control block of shares in the post-merger company,

  •
  a majority of the members of the board of directors of the post-merger company being comprised of current Kennedy-Wilson directors (initially, six directors of Kennedy-Wilson and one director of Prospect), and

  •
  all of the senior executive officers of the post-merger company being comprised of current Kennedy-Wilson executive officers.

        For accounting purposes, Kennedy-Wilson will be deemed to be the accounting acquirer in the merger and, consequently, the merger will be treated as a recapitalization of Kennedy-Wilson, i.e., a capital transaction involving the issuance of stock by Prospect for the stock of Kennedy-Wilson. Accordingly, the assets, liabilities and results of operations of Kennedy-Wilson will become the historical financial statements of Prospect at the closing of the merger, and Prospect's assets (primarily cash and cash equivalents), liabilities and results of operations will be consolidated with Kennedy-Wilson beginning on the acquisition date. No step-up in basis or intangible assets or goodwill will be recorded in the merger. All direct costs of the merger will be charged to operations in the period that such costs are incurred.

        The unaudited pro forma condensed consolidated financial information does not include the impact from the expected pay-down of $22,000,000 of Kennedy-Wilson's outstanding debt at the closing of the merger, nor any adjustments for incremental general and administrative costs which are anticipated to be incurred by Kennedy-Wilson as a fully reporting public company.

        The following tables set forth certain of the pro forma financial information about the post-merger company after giving effect to the merger.

KENNEDY-WILSON HOLDINGS, INC.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
June 30, 2009
(In thousands of U.S. Dollars, except for share and per share amounts)

								Pro Forma Adjustments for Conversion of 7,499,999 Shares of Common Stock and Maximum Repurchase of Warrants
							Pro Forma Consolidated Companies (with No Stock Conversion and Minimum Warrant Repurchase— See Notes)					Pro Forma Consolidated Companies (with Maximum Stock Conversion and Maximum Warrant Repurchase— See Notes)
			Pro Forma Adjustments
	Prospect Acquisition Corp.	Kennedy- Wilson, Inc.
			Debit		Credit			Debit		Credit
Assets
Cash and cash equivalents	$9	$16,206	248,539	(1)	6,000	(13)	$239,216			74,176	(10)	$158,165
			54	(15)	11,420	(4)				6,875	(12)
					6,875	(12)
					1,297	(18)
Investments held in trust account	248,536	—			248,536	(1)	—					—
Accrued interest income on trust account	3	—			3	(1)	—					—
Accounts receivable	—	2,886					2,886					2,886
Accounts receivable from related parties	—	4,813			661	(14)	4,152					4,152
Notes receivable	—	541					541					541
Notes receivable from related parties	—	6,118			3,455	(14)	2,663					2,663
Investments in real estate available for sale	—	34,260					34,260					34,260
Investments in real estate, net	—	40,618					40,618					40,618
Investments in joint ventures	—	147,581					147,581					147,581
Other assets, net	252	6,428					6,680					6,680
Deferred income tax asset	316	—	4,437	(20)			4,753					4,753
Goodwill		23,965					23,965					23,965

Total assets	$249,116	$283,416					$507,315					$426,264

Liabilities and equity
Accounts payable	$101	$441					$542					$542
Accrued expenses and other liabilities	—	8,399					8,399					8,399
Accrued salaries and benefits	—	1,097					1,097					1,097
Accrued officers compensation	—	—			6,850	(16)	6,850					6,850
Deferred and accrued income taxes	—	9,114					9,114					9,114
Deferred interest income	76	—	76	(3)			—					—
Deferred underwriting commission	10,000	—	6,000	(13)			—					—
			4,000	(2)
Notes payable	—	14,000					14,000					14,000
Borrowings under lines of credit	—	26,000					26,000					26,000
Mortgage loans payable on real estate held for sale	—	26,115					26,115					26,115
Mortgage loans payable	—	26,956					26,956					26,956
Convertible subordinated debt	—	27,328					27,328					27,328
Junior subordinated debentures	—	40,000					40,000					40,000

Total liabilities	10,177	179,450					186,401					186,401

Common stock subject to possible conversion	74,100	—	74,100	(3)			—					—
Equity
Preferred stock	—	1	1	(5)			—					—
Common stock	3	54	—	(9)	2	(19)	6	1	(10)			5
			54	(19)	—	(7)
			—	(18)	—	(15)
					1	(5)
					—	(8)
Additional paid-in capital	162,967	58,903			74,100	(3)	296,398	74,099	(10)			215,348
			6,852	(11)	1,036	(17)		76	(10)
			6,875	(12)	52	(19)		6,875	(12)
			—	(7)	2,455	(8)
					54	(15)
			1,297	(18)	7,855	(6)
					4,000	(2)
					—	(5)
					—	(9)
Retained earnings	1,869	39,020	6,342	(4)	76	(3)	18,523					18,523
			1,036	(17)	6,852	(11)
			5,078	(4)	4,437	(20)
			4,116	(14)
			6,850	(16)
			7,855	(6)
			2,455	(8)
Accumulated other comprehensive income	—	119					119					119

Total stockholders' equity	164,839	98,097					315,045					233,994
Noncontrolling interests	—	5,869					5,869					5,869

Total equity	164,839	103,966					320,914					239,863

Total liabilities and equity	$249,116	$283,416					$507,315					$426,264

Pro Forma Adjustments (in thousands of U.S. Dollars, except for share and per share amounts):

(1)
To liquidate investments held in trust.

(2)
To record the reduction in the amount of deferred underwriters' compensation charged to capital at time of IPO but contingently payable until the consummation of a transaction from $10,000 to $6,000 pursuant to the terms of the transaction.

(3)
To account for common stock subject to possible conversion and related deferred interest income on the assumption that all stockholders approve of the proposed transaction.

(4)
To record the payment of estimated cash transaction costs for the preparation and negotiation of the agreement related to the transaction based upon engagement letters, actual invoices and/or currently updated fee estimates as follows:

	Prospect	Kennedy-Wilson
Merger and acquisition fee	$3,030	$—
Advisor fees	1,505	3,025
Fairness opinion	90	500
Legal fees	1,250	825
Accounting fees	175	440
Hart-Scott-Rodino antitrust filings	62	63
Proxy solicitor	50	—
Printing costs	125	125
Travel and other	55	100

Total estimated direct cash transaction costs	$6,342	$5,078

  Total estimated costs do not include contingent underwriters fees that are payable upon consummation of a transaction as these costs were incurred in connection with Prospect's IPO and have already been provided for on Prospect's books. Total estimated costs also do not include the fair value of 250,000 shares of Prospect common shares issued to De Guardiola which have been recorded separately.

(5)
To record the conversion of 53,000 shares of Kennedy-Wilson preferred stock into 5,598,982 shares of Prospect common stock.

(6)
To record the fair value of the conversion premium to the preferred stockholders of Kennedy-Wilson to be accounted for as a preferred stock dividend as follows:

	Deal Modified Terms	Original Terms	Difference
Number of preferred shares outstanding	53,000	53,000
Liquidation value per share	$1,000	$1,000

Total liquidation value	$53,000	$53,000
Kennedy-Wilson conversion price per share	$36	$42

Kennedy-Wilson conversion shares	1,472,222	1,261,905	210,317

Ratio of Kennedy-Wilson to Prospect common shares			3.803082

Prospect conversion shares			799,855
Market price of Prospect common shares			$9.82

Fair value of conversion premium			$7,855

(7)
To record the issuance of 2,376,000 restricted shares of Prospect common stock to the senior management of Kennedy-Wilson at par value. The fair value of the shares issued is to be charged to operations over the related vesting period of five years. An additional 99,000 shares have been reserved for future issuance.

(8)
To record the issuance of 250,000 shares of Prospect common stock to De Guardiola as an additional transaction cost.

(9)
To record the surrender and cancellation of 4,750,000 shares of common stock held by Prospect's founders.

(10)
To record conversion and cancellation of 7,499,999 Prospect public shares, at the June 30, 2009 conversion value of $9.88 per share, plus a portion of the interest earned on the funds held in the trust account that are attributed to the shares converted, in the amount of $76. The number of shares assumed converted, 7,499,999, is based on one share less than 30% of the public shares outstanding prior to the transaction and represents the maximum number of public shares that may be converted without precluding the consummation of a transaction.

(11)
To eliminate historical retained earnings of Prospect, the accounting acquiree, as adjusted.

(12)
To record the repurchase of warrants pursuant to the terms of the transaction.

	With Minimum Warrant Repurchase	With Maximum Warrant Repurchase	Increase
Number of warrants repurchased	12,500,000	25,000,000
Price per warrant	$0.55	$0.55

Total amount	$6,875	$13,750	$6,875

(13)
To record payment of reduced deferred underwriters' compensation charged to capital at time of IPO but contingently payable until the consummation of a transaction.

(14)
To record forgiveness of the McMorrow Note receivable, including accrued interest receivable of $661, pursuant to the merger.

(15)
To record the exercise of options to acquire 14,050 shares of Kennedy-Wilson common stock prior to the closing of the transaction as follows:

No. of Options	Exercise Price Per Share	Proceeds
13,500	$3.813	$51
540	$5.450	3

14,040		$54

(16)
To accrue William McMorrow and Mary Ricks performance bonuses.

(17)
To record expense resulting from the acceleration of vesting relating to restricted stock issued in 2001 and 2002 to Kennedy-Wilson's Chairman.

(18)
To record the repurchase of 37,699 shares of Kennedy-Wilson common stock occuring after June 30, 2009 and before closing.

(19)
To record the exchange of 5,364,338 shares of Kennedy-Wilson common shares for 20,401,018 shares of Prospect common stock.

(20)
To record the income tax benefit of pro forma adjustments at Prospect's combined Federal and states statutory income tax rates as follows:

	Pro Forma Adjustment No.	With Minimum Warrant Repurchase
Pro forma adjustments:
McMorrow Note forgiveness	(14)	$4,116
McMorrow and Ricks 2009 performance bonuses	(16)	6,850
Accelerated vesting of previously issued restricted stock	(17)	1,036

Total income tax deductible pro forma adjustments		$12,002

Income tax benefit of pro forma adjustments:
Federal tax at 34% statutory rate, net of state taxes		$3,897
State tax at 4.5% statutory rate		540

Combined income tax benefit		$4,437

Pro Forma Notes (in thousands of U.S. Dollars, except for share and per share data):

(A)
Pursuant to Prospect's amended and restated certificate of incorporation, Prospect will not proceed with a transaction if public stockholders owning 30% or more of the public shares vote against the transaction and exercise their conversion rights. Accordingly, Prospect may effect a transaction if holders of public shares owning up to one share less than 30% of the aggregate number of public shares exercise their conversion rights. If this occurred, Prospect would be required to convert for cash up to one share less than 30% of the 25,000,000 shares of Prospect common stock included in the units sold in the IPO, or 7,499,999 shares of Prospect common stock.

(B)
As a condition of the merger, each holder of the 25,000,000 public warrants will elect either to receive upon the closing of the merger a cash payment of $0.55 per public warrant or to continue to hold their public warrants as amended public warrants, with each such amended public warrant entitling the holder thereof to purchase one share of Prospect common stock at an exercise price of $12.50 per share (increased from $7.50 per share), with a redemption trigger of $19.50 per share (increased from $14.50 per share), and an expiration date of November 14, 2013 (extended from November 14, 2012). The sponsors' warrants are being amended similarly. No more than 50% of the outstanding public warrants may be exchanged for amended public warrants. Accordingly, Prospect will be required to redeem a minimum of 12,500,000 public warrants and a maximum of 25,000,000 public warrants for an aggregate cash payment at closing ranging from $6,875 to $13,750. As the fair value of the amended public warrants was determined to be less than the value of the old warrants, no accounting entry is required with respect to the amendment of the public warrants. To the extent that 50% of the public warrantholders do not elect to receive a cash payment for their public warrants, sponsors' warrants will be included in the warrantholder group receiving cash at closing (with a cut-back applied proportionately to the group comprised of those who elect amended warrant terms and all of the sponsors' warrants) in order to meet the 50% cash-out minimum. However, under no circumstances will sponsors be permitted to elect to receive cash for their warrants.

(C)
To ensure that the proposed transaction is approved by holders of more than 70% of the public shares Prospect, Kennedy-Wilson, and their respective affiliates may enter into arrangements to provide for the purchase of the public shares from holders thereof who indicate their intention to vote against the merger proposal and seek conversion or otherwise wish to sell their public shares or other arrangements that would induce holders of public shares not to vote against the proposed merger. Due to the uncertainty associated with these potential transactions, the pro forma financial statements do not give effect to such matters.

(D)
Pro forma entries are recorded to the extent they are a direct result of the transaction and are factually supportable.

(E) The current market price of Prospect common stock utilized in above calculations was as follows as of October 21, 2009:	$9.82

(F)
The unaudited pro forma condensed consolidated balance sheet does not include any adjustment for the expected paydown of $22,000 in notes payable and line of credit.

 KENNEDY-WILSON HOLDINGS, INC.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Six Months Ended June 30, 2009
(In thousands of U.S. Dollars, except for share and per share amounts)

								Pro Forma Adjustments for Conversion of 7,499,999 Shares of Common Stock and Maximum Repurchase of Warrants
							Pro Forma Consolidated Companies (with No Stock Conversion and Minimum Warrant Repurchase— See Notes)			Pro Forma Consolidated Companies (with Maximum Stock Conversion and Maximum Warrant Repurchase— See Notes)
			Pro Forma Adjustments
	Prospect Acquisition Corp.	Kennedy- Wilson, Inc.
			Debit		Credit			Debit	Credit
Revenue
Property management and leasing fees	$—	$6,552					$6,552			$6,552
Property management and leasing fees—related party	—	2,714					2,714			2,714
Commissions	—	2,204					2,204			2,204
Commissions—related party	—	258					258			258
Rental income	—	1,274					1,274			1,274
Sales of real estate	—	6,272					6,272			6,272
Other income	50	26	50	(1)			26			26
Deferred interest income	(9)	—			9	(1)	—			—

Total revenue	41	19,300					19,300			19,300

Operating expenses
Commissions and marketing expenses	—	1,430					1,430			1,430
Rental operating expense	—	739					739			739
Cost of real estate sold	—	5,752					5,752			5,752
Compensation and related expenses	—	9,997	1,825	(4)	507	(5)	11,315			11,315
General and administrative	450	2,266			450	(1)	2,266			2,266
Depreciation and amortization	—	418					418			418

Total operating expenses	450	20,602					21,920			21,920

Equity in joint venture loss	—	(461)					(461)			(461)

Operating loss	(409)	(1,763)					(3,081)			(3,081)
Non-operating income (expense)
Interest income	—	41					41			41
Interest income—related party	—	141	130	(3)			11			11
Interest expense	—	(5,061)					(5,061)			(5,061)
Other than temporary impairment on available for-sale security	—	(323)					(323)			(323)

Loss before income tax benefit	(409)	(6,965)					(8,413)			(8,413)
Income tax benefit	151	2,215	151	(1)	535	(6)	2,750			2,750

Net loss	(258)	(4,750)					(5,663)			(5,663)
Net loss attributable to the noncontrolling interest	—	267					267			267

Net loss attributable to common stockholders	(258)	(4,483)					(5,396)			(5,396)
Less preferred stock dividend	—	(1,964)			1,964	(2)	—			—

Net loss available to common stockholders	$(258)	$(6,447)					$(5,396)			$(5,396)

Net loss per common share—
Basic	$(0.01)	$(1.24)					$(0.10)			$(0.12)

Diluted	$(0.01)	$(1.24)					$(0.10)			$(0.12)

Weighted average number of common shares
outstanding (Note E)—
Basic	31,250,000	5,195,273					52,987,600			45,487,601

Diluted	31,250,000	5,195,273					52,987,600			45,487,601

Pro Forma Adjustments (In thousands of U.S. Dollars, except for share and per share amounts):

(1)
To eliminate historical operations of the accounting acquiree (a non-operating public shell) as the merger is being accounted for as a reverse recapitalization.

(2)
To remove dividends relating to preferred stock converted pursuant to the terms of the merger.

(3)
To eliminate interest income credited to operations relating to the McMorrow Note receivable forgiven in connection with the merger.

(4)
To record the incremental expense of 2,376,000 restricted common shares issued to senior management of Kennedy-Wilson as replacement for the terminated Kennedy-Wilson 2009 plan. The restricted common shares are to vest equally over a five year period. The incremental expense for the period presented is calculated as follows:

Number of restricted common shares issued	2,376,000
Value per share at closing	$9.82

Total value of restricted common shares issued	$23,332

Value of restricted shares vested in period presented	$2,333
Less expense of 2009 Equity Participation Plan charged to operations during the period presented	(508)

Incremental expense for the period presented	$1,825

(5)
To eliminate amortization of equity compensation charged to operations relating to restricted stock issued to Kennedy-Wilson's Chairman in 2001 and 2002, the vesting of which was accelerated at closing, as such costs would not have been incurred in the pro forma period presented.

(6)
To record the income tax benefit of pro forma adjustments at Kennedy-Wilson's combined Federal and states statutory income tax rates as follows:

	Pro Forma Adjustment No.	Amount
Pro forma adjustments:
Vesting of newly issued restricted stock	(4)	$1,825
Interest relating to the McMorrow note forgiven at closing	(3)	130
Amortization of equity compensation accelerated at closing	(5)	(507)

Total income tax deductible pro forma adjustments, net		$1,448

Income tax benefit of pro forma adjustments:
Federal tax at 34% statutory rate, net of state taxes		$470
State tax at 4.5% statutory rate		65

Combined income tax benefit		$535

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data):

(A)
Pursuant to Prospect's amended and restated certificate of incorporation, Prospect will not proceed with a transaction if public stockholders owning 30% or more of the public shares vote against the transaction and exercise their conversion rights. Accordingly, Prospect may effect a transaction if holders of public shares owning up to one share less than 30% of the aggregate number of public shares exercise their conversion rights. If this occurred, Prospect would be required to convert for cash up to one share less than 30% of the 25,000,000 shares of Prospect common stock included in the units sold in the IPO, or 7,499,999 shares of Prospect common stock.

(B)
As a condition of the merger, each holder of the 25,000,000 public warrants will elect either to receive upon the closing of the merger a cash payment of $0.55 per public warrant or to continue to hold their public warrants as amended public warrants, with each such amended public warrant entitling the holder thereof to purchase one share of Prospect common stock at an exercise price of $12.50 per share (increased from $7.50 per share), with a redemption trigger of $19.50 per share (increased from $14.50 per share), and an expiration date of November 14, 2013 (extended from November 14, 2012). The sponsors' warrants are being amended similarly. No more than 50% of the outstanding public warrants may be exchanged for amended public warrants. Accordingly, Prospect will be required to redeem a minimum of 12,500,000 public warrants and a maximum of 25,000,000 public warrants for an aggregate cash payment at closing ranging from $6,875 to $13,750. As the fair value of the amended public warrants was determined to be less than the value of the old warrants, no accounting entry is required with respect to the amendment of the public warrants. To the extent that 50% of the public warrantholders do not elect to receive a cash payment for their public warrants, sponsors' warrants will be included in the warrantholder group receiving cash at closing (with a cut-back applied proportionately to the group comprised of those who elect amended warrant terms and all of the sponsors' warrants) in order to meet the 50% cash-out minimum. However, under no circumstances will sponsors be permitted to elect to receive cash for their warrants.

(C)
To ensure that the proposed transaction is approved by holders of more than 70% of the public shares, Prospect, Kennedy-Wilson, and their respective affiliates may enter into arrangements to provide for the purchase of the public shares from holders thereof who indicate their intention to vote against the merger proposal and seek conversion or otherwise wish to sell their public shares or other arrangements that would induce holders of public shares not to vote against the proposed merger. Due to the uncertainty associated with these potential transactions, the pro forma financial statements do not give effect to such matters.

(D)
Pro forma entries are recorded to the extent they are a direct result of the merger, are factually supportable and are expected to have continuing future impact.

(E)
As the merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares outstanding as a result of the merger have been outstanding for the entire period presented. If the maximum number of shares are converted, this calculation is retroactively adjusted to eliminate such shares for the entire period. Shares surrendered and cancelled have been excluded from the calculation of pro forma earnings per share for the entire period. To the extent that restricted shares are accounted for as a period charge to operations, such shares have also been treated as outstanding for basic and diluted earnings per share calculations. For purposes of determining potentially dilutive securities, the most recent trading price for Prospect's common stock of $9.82 on October 21, 2009 was utilized. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro Forma Balance Sheet Adjustment No.	Shares with No Stock Conversion and Minimum Warrant Repurchase	Shares with Maximum Stock Conversion and Maximum Warrant Repurchase
Actual number of common shares outstanding		31,250,000	31,250,000
Pro forma shares:
Shares issued to Kennedy-Wilson preferred stockholders	(5)	5,598,982	5,598,982
Shares issued to Kennedy-Wilson common stockholders	(19)	20,401,018	20,401,018
Shares issued to Kennedy-Wilson senior management	(7)	2,376,000	2,376,000
Shares surrendered and cancelled by Prospect founders	(6)	(4,750,000)	(4,750,000)
Shares issued to De Guardiola	(8)	250,000	250,000
Shares converted by public stockholders	(10)	—	(7,499,999)

Pro forma weighted average number of common shares issued		55,126,000	47,626,001
Non-vested shares issued to senior management	(7)	(2,138,400)	(2,138,400)

Pro forma weighted average number of common shares outstanding—basic		52,987,600	45,487,601

Potentially dilutive securities

Potentially dilutive securities consist of (i) outstanding warrants, relating to Prospect's initial public offering and private placement, to acquire an aggregate of 17,750,000 shares of common stock, with a minimum warrant repurchase, and 5,250,000 shares of common stock with a maximum warrant repurchase, (ii) debt convertible into 3,042,480 common shares, and (iii) 2,138,400 non-vested shares issued to senior management. All such potentially dilutive securities are anti-dilutive for the period presented and as such there are no dilutive common stock equivalents for the period presented. The total number of potentially dilutive securities is 22,930,880 with a minimum warrant repurchase, and 10,430,880 with a maximum warrant repurchase.

Number of potentially dilutive securities		—	—

Pro forma weighted average number of common shares outstanding—diluted		52,987,600	45,487,601

(F) The current market price of Prospect common stock utilized in above calculations was as follows as of October 21, 2009:	$9.82

(G)
The unaudited pro forma condensed consolidated statement of operations does not include any adjustments for incremental general and administrative costs which are anticipated to be incurred by Kennedy-Wilson Holdings, Inc. as a fully reporting public company.

(H)
The unaudited pro forma condensed consolidated statement of operations does not include any adjustments for the effect of an expected paydown of $22,000 in notes payable and line of credit.

 KENNEDY-WILSON HOLDINGS, INC.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
Year Ended December 31, 2008
(In thousands of U.S. Dollars, except for share and per share amounts)

								Pro Forma Adjustments for Conversion of 7,499,999 Shares of Common Stock and Maximum Repurchase of Warrants
							Pro Forma Consolidated Companies (with No Stock Conversion and Minimum Warrant Repurchase— See Notes)			Pro Forma Consolidated Companies (with Maximum Stock Conversion and Maximum Warrant Repurchase— See Notes)
			Pro Forma Adjustments
	Prospect Acquisition Corp.	Kennedy- Wilson, Inc.
			Debit		Credit			Debit	Credit
Revenue
Property management and leasing fees	$—	$10,671					$10,671			$10,671
Property management and leasing fees—related party	—	8,380					8,380			8,380
Commissions	—	5,906					5,906			5,906
Commissions—related party	—	4,295					4,295			4,295
Rental income	—	2,409					2,409			2,409
Interest	3,876	—	3,876	(1)			—			—
Deferred interest income	(67)	—			67	(1)	—			—
Other income	—	564					564			564

Total revenue	3,809	32,225					32,225			32,225

Operating expenses
Commissions and marketing expenses	—	2,827					2,827			2,827
Rental operating expense	—	1,458					1,458			1,458
Compensation and related expenses	—	21,292	4,666	(4)	1,015	(5)	24,943			24,943
General and administrative	1,421	6,074			1,421	(1)	6,074			6,074
Depreciation and amortization	—	920					920			920

Total operating expenses	1,421	32,571					36,222			36,222

Equity in joint venture income	—	10,097					10,097			10,097

Operating income	2,388	9,751					6,100			6,100
Non-operating income (expense)
Interest income	—	221					221			221
Interest income—related party	—	341	259	(3)			82			82
Interest expense	—	(8,596)					(8,596)			(8,596)
Other than temporary impairment on available-for-sale security	—	(445)					(445)			(445)

Income (loss) before provision for income tax	2,388	1,272					(2,638)			(2,638)
Income tax benefit (expense)	(877)	(605)			877	(1)	841			841
					1,446	(6)

Net income (loss)	1,511	667					(1,797)			(1,797)
Net income attributable to the noncontrolling interest	—	(54)					(54)			(54)

Net income (loss) attributable to common stockholders	1,511	613					(1,851)			(1,851)
Less preferred stock dividend	—	(2,264)			2,264	(2)	—			—

Net income (loss) available to common stockholders	$1,511	$(1,651)					$(1,851)			$(1,851)

Net income (loss) per common share—
Basic	$0.05	$(0.32)					$(0.03)			$(0.04)

Diluted	$0.05	$(0.32)					$(0.03)			$(0.04)

Weighted average number of common shares outstanding (Note E)—
Basic	31,250,000	5,119,684					53,225,200			45,725,201

Diluted	31,250,000	5,119,684					53,225,200			45,725,201

Pro Forma Adjustments (In thousands of U.S. Dollars, except for share and per share amounts):

(1)
To eliminate historical operations of the accounting acquiree (a non-operating public shell) as the merger is being accounted for as a reverse recapitalization.

(2)
To remove dividends relating to preferred stock converted pursuant to the terms of the merger.

(3)
To eliminate interest income credited to operations relating to the McMorrow Note receivable forgiven in connection with the merger.

(4)
To record the incremental expense of 2,376,000 restricted common shares issued to senior management of Kennedy-Wilson as replacement for the terminated Kennedy-Wilson 2009 plan. The restricted common shares are to vest equally over a five year period. The incremental expense for the period presented is calculated as follows:

Number of restricted common shares issued	2,376,000
Value per share at closing	$9.82

Total value of restricted common shares issued	$23,332

Value of restricted shares vested in period presented	$4,666
Less expense of 2009 Equity Participation Plan charged to operations during the period presented	—

Incremental expense	$4,666

(5)
To eliminate amortization of equity compensation charged to operations relating to restricted stock issued to Kennedy-Wilson's Chairman in 2001 and 2002, the vesting of which was accelerated at closing, as such costs would not have been incurred in the pro forma period presented.

(6)
To record the income tax benefit of pro forma adjustments at Kennedy-Wilson's combined Federal and states statutory income tax rates as follows:

	Pro Forma Adjustment No.	Amount
Pro forma adjustments:
Vesting of newly issued restricted stock	(4)	$4,666
Interest relating to the McMorrow note forgiven at closing	(3)	259
Amortization of equity compensation accelerated at closing	(5)	(1,015)

Total income tax deductible pro forma adjustments, net		$3,910

Income tax benefit of pro forma adjustments:
Federal tax at 34% statutory rate, net of state taxes		$1,270
State tax at 4.5% statutory rate		176

Combined income tax benefit		$1,446

Pro Forma Notes (In thousands of U.S. Dollars, except for share and per share data):

(A)
Pursuant to Prospect's amended and restated certificate of incorporation, Prospect will not proceed with a transaction if public stockholders owning 30% or more of the public shares vote against the transaction and exercise their conversion rights. Accordingly, Prospect may effect a transaction if holders of public shares owning up to one share less than 30% of the aggregate number of public shares exercise their conversion rights. If this occurred, Prospect would be required to convert for cash up to one share less than 30% of the 25,000,000 shares of Prospect common stock included in the units sold in the IPO, or 7,499,999 shares of Prospect common stock.

(B)
As a condition of the merger, each holder of the 25,000,000 public warrants will elect either to receive upon the closing of the merger a cash payment of $0.55 per public warrant or to continue to hold their public warrants as amended public warrants, with each such amended public warrant entitling the holder thereof to purchase one share of Prospect common stock at an exercise price of $12.50 per share (increased from $7.50 per share), with a redemption trigger of $19.50 per share (increased from $14.50 per share), and an expiration date of November 14, 2013 (extended from November 14, 2012). The sponsors' warrants are being amended similarly. No more than 50% of the outstanding public warrants may be exchanged for amended public warrants. Accordingly, Prospect will be required to redeem a minimum of 12,500,000 public warrants and a maximum of 25,000,000 public warrants for an aggregate cash payment at closing ranging from $6,875 to $13,750. As the fair value of the amended public warrants was determined to be less than the value of the old warrants, no accounting entry is required with respect to the amendment of the public warrants. To the extent that 50% of the public warrantholders do not elect to receive a cash payment for their public warrants, sponsors' warrants will be included in the warrantholder group receiving cash at closing (with a cut-back applied proportionately to the group comprised of those who elect amended warrant terms and all of the sponsors' warrants) in order to meet the 50% cash-out minimum. However, under no circumstances will sponsors be permitted to elect to receive cash for their warrants.

(C)
To ensure that the proposed transaction is approved by holders of more than 70% of the public shares, Prospect, Kennedy-Wilson, and their respective affiliates may enter into arrangements to provide for the purchase of the public shares from holders thereof who indicate their intention to vote against the merger proposal and seek conversion or otherwise wish to sell their public shares or other arrangements that would induce holders of public shares not to vote against the proposed merger. Due to the uncertainty associated with these potential transactions, the pro forma financial statements do not give effect to such matters.

(D)
Pro forma entries are recorded to the extent they are a direct result of the transaction, are factually supportable and are expected to have continuing future impact.

(E)
As the merger is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares outstanding as a result of the merger have been outstanding for the entire period presented. If the maximum number of shares are converted, this calculation is retroactively adjusted to eliminate such shares for the entire period. Shares surrendered and cancelled have been excluded from the calculation of pro forma earnings per share for the entire period. To the extent that restricted shares are accounted for as a period charge to operations, such shares have also been treated as outstanding for basic and diluted earnings per share calculations. For purposes of determining potentially dilutive securities, the most recent trading price for Prospect's common stock of $9.82 on October 21, 2009 was utilized. Basic and diluted weighted average number of common shares outstanding is calculated as follows:

	Pro Forma Balance Sheet Adjustment No.	Shares with No Stock Conversion and Minimum Warrant Repurchase	Shares with Maximum Stock Conversion and Maximum Warrant Repurchase
Actual number of common shares outstanding		31,250,000	31,250,000
Pro forma shares:
Shares issued to Kennedy-Wilson preferred stockholders	(5)	5,598,982	5,598,982
Shares issued to Kennedy-Wilson common stockholders	(19)	20,401,018	20,401,018
Shares issued to Kennedy-Wilson senior management	(7)	2,376,000	2,376,000
Shares surrendered and cancelled by Prospect founders	(6)	(4,750,000)	(4,750,000)
Shares issued to De Guardiola	(8)	250,000	250,000
Shares converted by public stockholders	(10)	—	(7,499,999)

Pro forma weighted average number of common shares issued		55,126,000	47,626,001
Non-vested shares issued to senior management	(7)	(1,900,800)	(1,900,800)

Pro forma weighted average number of common shares outstanding—basic		53,225,200	45,725,201

Potentially dilutive securities

Potentially dilutive securities consist of (i) outstanding warrants, relating to Prospect's initial public offering and private placement, to acquire an aggregate of 17,750,000 shares of common stock, with a minimum warrant repurchase, and 5,250,000 shares of common stock with a maximum warrant repurchase, (ii) debt convertible into 3,042,480 common shares, and (iii)  1,900,800 non-vested shares issued to senior management. All such potentially dilutive securities are anti-dilutive for the period presented and as such there are no dilutive common stock equivalents for the period presented. The total number of potentially dilutive securities is 22,693,280 with a minimum warrant repurchase, and 10,193,280 with a maximum warrant repurchase.

Number of potentially dilutive securities		—	—

Pro forma weighted average number of common shares outstanding—diluted		53,225,200	45,725,201

(F) The current market prices of Prospect common stock utilized in above calculations was as follows as of October 21, 2009:	$9.82

(G)
The unaudited pro forma condensed consolidated statement of operations does not include any adjustments for incremental general and administrative costs which are anticipated to be incurred by Kennedy-Wilson Holdings, Inc. as a fully reporting public company.

(H)
The unaudited pro forma condensed consolidated statement of operations does not include any adjustments for the effect of an expected paydown of $22,000 in notes payable and line of credit.

 PRO FORMA SENSITIVITY ANALYSIS

KENNEDY-WILSON HOLDINGS, INC.
(In thousands of U.S Dollars)

        The following table sets forth certain pro forma financial information assuming consummation of the merger, as of June 30, 2009, at levels of no common stock conversion and 12,500,000 warrant repurchase (the minimum warrant repurchase per the transaction agreement), 10% common stock conversion and 16,666,667 warrant repurchase, 20% common stock conversion and 20,833,334 warrant repurchase, and at a common stock conversion level of one share less than 30% conversion (the maximum conversion amount under which the merger can be completed) and 25,000,000 warrant repurchase (the maximum warrant repurchase per the merger agreement). Common stock subject to possible conversion has been fully accounted for in this analysis.

        This unaudited pro forma sensitivity analysis should be read in conjunction with the unaudited pro forma condensed consolidated balance sheet located elsewhere in this proxy statement/prospectus.

	Pro Forma Consolidated Companies (with No Stock Conversion and 12,500,000 Warrant Repurchase)	Pro Forma Consolidated Companies (with 10% Stock Conversion and 16,666,667 Warrant Repurchase)	Pro Forma Consolidated Companies (with 20% Stock Conversion and 20,833,334 Warrant Repurchase)	Pro Forma Consolidated Companies (with Maximum Stock Conversion and 25,000,000 Warrant Repurchase)
Number of shares converted	—	2,500,000	5,000,000	7,499,999

Number of warrants repurchased	12,500,000	16,666,667	20,833,334	25,000,000

Assets
Cash and cash equivalents	$239,216	$212,199	$185,182	$158,165
Other assets	268,099	268,099	268,099	268,099

Total assets	507,315	480,298	453,281	426,264

Liabilities and equity
Total liabilities	186,401	186,401	186,401	186,401
Total equity	320,914	293,897	266,880	239,863

Total liabilities and equity	$507,315	$480,298	$453,281	$426,264

        Pursuant to Prospect's amended and restated certificate of incorporation, Prospect will not proceed with a transaction if public stockholders owning 30% or more of the public shares vote against the transaction and exercise their conversion rights. Accordingly, Prospect may effect a transaction if holders of public shares owning up to one share less than 30% of the aggregate number of public shares exercise their conversion rights. If this occurred, Prospect would be required to convert for cash up to one share less than 30% of the 25,000,000 shares of Prospect common stock included in the units sold in the IPO, or 7,499,999 shares of Prospect common stock.

        As a condition of the merger, each holder of the 25,000,000 public warrants will elect either to receive upon the closing of the merger a cash payment of $0.55 per public warrant or to continue to hold their public warrants as amended public warrants, with each such amended public warrant entitling the holder thereof to purchase one share of Prospect common stock at an exercise price of $12.50 per share (increased from $7.50 per share), with a redemption trigger of $19.50 per share (increased from $14.50 per share), and an expiration date of November 14, 2013 (extended from November 14, 2012). The sponsors' warrants are being amended similarly. No more than 50% of the outstanding public warrants may be exchanged for amended public warrants. Accordingly, Prospect will be required to redeem a minimum of 12,500,000 public warrants and a maximum of 25,000,000 public warrants for an aggregate cash payment at closing ranging from $6,875 to $13,750. As the fair value of the amended public warrants was determined to be less than the value of the old warrants, no accounting entry is required with respect to the amendment of the public warrants. To the extent that 50% of the public warrantholders do not elect to receive a cash payment for their public warrants, sponsors' warrants will be included in the warrantholder group receiving cash at closing (with a cut-back applied proportionately to the group comprised of those who elect amended warrant terms and all of the sponsors' warrants) in order to meet the 50% cash-out minimum. However, under no circumstances will sponsors be permitted to elect to receive cash for their warrants.

 CAPITALIZATION

KENNEDY-WILSON HOLDINGS, INC.
Capitalization Table
(In thousands of U.S Dollars)

        The following table sets forth the capitalization as of June 30, 2009 as described below:

  •
  of Kennedy-Wilson on an actual basis,

  •
  of Kennedy-Wilson and Prospect on an as adjusted basis, giving effect to the following:

  •
  the proposed transaction between Kennedy-Wilson and Prospect;

  •
  the conversion of Kennedy-Wilson preferred stock; and

  •
  the repurchase of 12,500,000 warrants (the minimum number of warrants to be repurchased).

  •
  of Kennedy-Wilson and Prospect on an as further adjusted basis, giving effect to the following:

  •
  the proposed transaction between Kennedy-Wilson and Prospect;

  •
  the conversion of 7,499,999 Prospect common shares subject to possible conversion;

  •
  the conversion of Kennedy-Wilson preferred stock; and

  •
  the repurchase of 25,000,000 warrants (the maximum number of warrants to be repurchased).

        You should read this capitalization table together with the section entitled "Kennedy-Wilson's Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 224, the financial statements and related notes, and the unaudited pro forma condensed consolidated financial statements and related notes, all appearing elsewhere in this proxy statement/prospectus.

	As of June 30, 2009 (in thousands)
	Actual	As Adjusted	As Further Adjusted
Debt:
Notes payable	$14,000	$14,000	$14,000
Borrowings under lines of credit	26,000	26,000	26,000
Mortgage loans payable on real estate held for sale	26,115	26,115	26,115
Mortgage loans payable	26,956	26,956	26,956
Convertible subordinated debt	27,328	27,328	27,328
Junior subordinated debentures	40,000	40,000	40,000

Total debt	160,399	160,399	160,399

Equity:
Preferred stock	1	—	—
Common stock	54	6	5
Additional paid-in capital	58,903	296,398	215,348
Retained earnings	39,020	18,523	18,523
Accumulated other comprehensive income	119	119	119

Total stockholders' equity	98,097	315,045	233,994
Noncontrolling interests	5,869	5,869	5,869

Total equity	103,966	320,914	239,863

Total capitalization	$264,365	$481,313	$400,262

THE CHARTER AMENDMENT—NAME CHANGE PROPOSAL

        The charter amendment—name change proposal, if approved, will provide for the amendment of Prospect's present amended and restated certificate of incorporation to change Prospect's corporate name to "Kennedy-Wilson Holdings, Inc."

        The name change, along with the other charter amendment proposals, are being undertaken as a result of and in conjunction with the merger. Accordingly, the charter amendment—name change proposal is conditioned upon and subject to the approval of the merger proposal.

        In the judgment of Prospect's board of directors, the charter amendment—name change proposal is desirable because the change of Prospect's corporate name will reflect the merger with Kennedy-Wilson. The Kennedy-Wilson name has been used for over 30 years in connection with its provision of real estate management services.

        A copy of Prospect's amended and restated certificate of incorporation, as it will be in effect assuming approval of the charter amendment—name change proposal, the other charter amendment proposals and the filing of the second amended and restated certificate of incorporation in the office of the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex D.

Recommendation and Required Vote

        The approval of the charter amendment—name change proposal requires the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock entitled to vote thereon as of the record date.

PROSPECT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
PROSPECT'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF
THE CHARTER AMENDMENT—NAME CHANGE PROPOSAL.

THE CHARTER AMENDMENT—SHARE INCREASE PROPOSAL

        The charter amendment—share increase proposal, if approved, will provide for the amendment of Prospect's present amended and restated certificate of incorporation to increase the number of authorized shares of its common stock from 72,000,000 shares to 80,000,000 (and the total number of shares of authorized capital stock from 73,000,000 shares to 81,000,000).

        The increase in the number of authorized shares of Prospect capital stock, along with the other charter amendment proposals, are being undertaken as a result of and in conjunction with the merger. Accordingly, the charter amendment—share increase proposal is conditioned upon and subject to the approval of the merger proposal.

        In the judgment of Prospect's board of directors, the number of authorized shares should be increased because, as a result of the issuance of shares in the merger and the adoption of the 2009 Plan as described in the equity participation plan proposal, Prospect requires additional shares of common stock to be reserved under its amended and restated certificate of incorporation in order to effect the merger and execute on the business plan of the post-merger company.

        A copy of Prospect's amended and restated certificate of incorporation, as it will be in effect assuming approval of the charter amendment—share increase proposal, the other charter amendment proposals and the filing of the second amended and restated certificate of incorporation in the office of the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex D.

Recommendation and Required Vote

        Pursuant to the merger agreement, approval of the charter amendment—share increase proposal is a condition to the consummation of the merger. If the merger proposal is not approved, the charter amendment—share increase proposal will not be presented at the special meeting of Prospect stockholders. If the charter amendment—share increase proposal is not approved, the merger will not be consummated even if the merger proposal is approved and the holders of fewer than 30% of the public shares vote against the merger proposal and properly demand that their public shares be converted into cash. See the section entitled "Merger Proposal—Interests of Prospect's Directors and Officers in the Merger" on page 110 for additional information.

        The approval of the charter amendment—share increase proposal requires the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock entitled to vote thereon as of the record date.

PROSPECT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
PROSPECT'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF
THE CHARTER AMENDMENT—SHARE INCREASE PROPOSAL.

 THE CHARTER AMENDMENT—EXISTENCE PROPOSAL

        The charter amendment—existence proposal, if approved, will provide for the amendment of Prospect's present amended and restated certificate of incorporation to change the period of its corporate existence to perpetual.

        The change in the provision for Prospect's perpetual existence, along with the other charter amendment proposals, are being undertaken as a result of and in conjunction with the merger. Accordingly, the charter amendment—existence proposal is conditioned upon and subject to the approval of the merger proposal.

        In the judgment of Prospect's board of directors, the charter amendment—existence proposal is desirable because the present amended and restated certificate of incorporation provides that Prospect's corporate existence will terminate on November 14, 2009. In order to continue in existence after the consummation of the merger and subsequent to such date, this provision must be amended. Perpetual existence is the usual period of existence for corporations and Prospect's board of directors believes it is the most appropriate period for Prospect as the surviving company in the merger.

        A copy of Prospect's amended and restated certificate of incorporation, as it will be in effect assuming approval of the charter amendment—existence proposal, the other charter amendment proposals and the filing of the second amended and restated certificate of incorporation in the office of the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex D.

Recommendation and Required Vote

        Pursuant to the merger agreement, approval of the charter amendment—existence proposal is a condition to the consummation of the merger. If the merger proposal is not approved, the charter amendment—existence proposal will not be presented at the special meeting of Prospect stockholders. If the charter amendment—existence proposal is not approved, the merger will not be consummated even if the merger proposal is approved and the holders of fewer than 30% of the public shares vote against the merger proposal and properly demand that their public shares be converted into cash. See the section entitled "Merger Proposal—Interests of Prospect's Directors and Officers in the Merger" on page 110 for additional information.

        The approval of the charter amendment—existence proposal requires the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock entitled to vote thereon as of the record date.

PROSPECT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
PROSPECT'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF
THE CHARTER AMENDMENT—EXISTENCE PROPOSAL.

 THE CHARTER AMENDMENT—REVISIONS PROPOSAL

        The charter amendment—revisions proposal, if approved, will provide for the amendment of Prospect's present amended and restated certificate of incorporation to delete the present Article Sixth and its preamble, as such provisions will no longer be applicable to Prospect after the merger, and replace it with a new Article Sixth and make certain other changes in tense and numbers that Prospect's board of directors believes are immaterial.

        The deletion of Article Sixth and the other tense and numbering changes to Prospect's current amended and restated certificate of incorporation, along with the other charter amendment proposals, are being undertaken as a result of and in conjunction with the merger. Accordingly, the charter amendment—revisions proposal is conditioned upon and subject to the approval of the merger proposal.

        In the judgment of Prospect's board of directors, the charter amendment—revisions proposal is desirable because Article Sixth and its preamble relate to the operation of Prospect as a blank check company prior to the consummation of a business combination and will not be applicable after the consummation of the merger. Clause A of Article Sixth requires that the business combination be submitted to Prospect's stockholders for approval under the DGCL and approved by the vote of a majority of the public shares present at the special meeting of Prospect stockholders in person or by proxy and eligible to vote thereon, provided that the business combination shall not be consummated if the holders of 30% or more of the public shares exercise their conversion rights. Clause B of Article Sixth provides that the proceeds of Prospect's IPO and the sale of the sponsors warrants are to be deposited in the trust account. Clause C of Article Sixth specifies the procedures for exercising conversion rights. Clause D of Article Sixth provides that Prospect shall take action to liquidate if it does not consummate an initial business combination prior to the "Termination Date" (November 14, 2009). Clause E of Article Sixth provides that holders of public shares are entitled to receive distributions from the trust account only if a business combination is not consummated by the Termination Date or by demanding conversion in accordance with Clause C. Clause F of Article Sixth provides that Prospect must consummate a "Business Combination," as defined in the preamble of Article Sixth, before Prospect can consummate any other type of business combination. Clause G of Article Sixth provides that Prospect shall not, and no employee of Prospect shall, disburse any funds from the trust account other than set forth in such clause. Clause H of Article Sixth provides the procedure by which Prospect's audit committee must approve all payments to Prospect's initial stockholders, sponsors, officers, directors and their or Prospect's affiliates. Clause I of Article Sixth provides the procedure by which the audit committee is required to review and monitor compliance with the requirements of the agreements entered into by Prospect in connection with its IPO. Clause J of Article Sixth prohibits Prospect's board of directors from issuing any securities (other than those issued in the IPO) that would participate in the proceeds of the trust account or vote as a class with the common stock on a business combination prior to the consummation of the initial business combination. Clause K of Article Sixth permits Prospect to have a classified board of directors prior to the initial business combination (which provision will continue to be in effect but shall be re-numbered). Accordingly, Article Sixth and its preamble will serve no further purpose and will be replaced with a new Article Sixth.

        A copy of Prospect's amended and restated certificate of incorporation, as it will be in effect assuming approval of the charter amendment—revisions proposal, the other charter amendment proposals and the filing of the second amended and restated certificate of incorporation in the office of the Secretary of State of the State of Delaware, is attached to this proxy statement/prospectus as Annex D.

Recommendation and Required Vote

        The approval of the charter amendment—revisions proposal requires the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock entitled to vote thereon as of the record date.

PROSPECT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
PROSPECT'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF
THE CHARTER AMENDMENT—REVISIONS PROPOSAL.

THE EQUITY PARTICIPATION PLAN PROPOSAL

        Prospect is requesting that the stockholders vote in favor of approving the 2009 Plan, which was adopted by the board on September 5, 2009. The principal features of the 2009 Plan are summarized below, but the summary is qualified in its entirety by reference to the text of the 2009 Plan, which is attached hereto as Annex E. Prospect encourages you to read the 2009 Plan carefully.

Purpose

        The purpose of the 2009 Plan is to retain and reward employees (including officers), nonemployee consultants and nonemployee directors of Prospect and its affiliates and to provide them with additional incentives to promote the success of Prospect's business through the grants of awards of or pertaining to shares of Prospect's common stock.

Administration of the 2009 Plan

        The 2009 Plan will be administered by the compensation committee of the board of directors which will be formed upon consummation of the merger. Each of the compensation committee members must be:

  •
  an "outside director" within the meaning of Section 162(m) of the Code,

  •
  a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act, and

  •
  "independent" for purposes of any applicable listing requirements.

        Subject to the provisions of the 2009 Plan, the compensation committee has sole authority to make all determinations under the 2009 Plan. The compensation committee also has such additional powers as are delegated to it under the 2009 Plan. Absent specific rules to the contrary, action by the compensation committee requires the consent of a majority of the members of the compensation committee.

Securities Subject to the 2009 Plan

        Pursuant to the 2009 Plan, the maximum aggregate number of shares of common stock that may be issued is 2,475,000 shares. The maximum number of shares of common stock subject to option awards and stock appreciation rights ("SARs") granted to any one employee during any calendar year under the 2009 Plan is 2,000,000 shares. The limitation set forth in the preceding sentence shall be applied in a manner which shall permit compensation generated in connection with the exercise of options or SARs to constitute "performance-based" compensation for purposes of Section 162(m) of the Code, including, but not limited to, counting against such maximum number of shares, to the extent required under Section 162(m) of the Code, any shares subject to options or SARs that are canceled or repriced.

        In the event that changes are made to Prospect's outstanding common stock by reason of an extraordinary cash dividend, reorganization, merger, consolidation, combination, split-up, spin-off or exchange occurring after the date of grant, any outstanding awards and any award agreements evidencing such awards will be adjusted by the board of directors in its discretion in such manner as the board of directors deems equitable or appropriate taking into consideration the accounting and tax consequences as to the number and price or other consideration subject to such awards. In addition, in the event of certain adjustments to Prospect's common stock, the aggregate number of shares available under the 2009 Plan and Section 162(m) deduction limits will be appropriately adjusted by the board of directors.

        Subject to certain conditions, for purposes of the 2009 Plan, the fair market value of a share of common stock as of any given date will be:

  •
  if the common stock is listed on any U.S. national securities exchange, the closing sales price of the common stock for such date (or, in the event that the common stock is not traded on such date, on the immediately preceding trading date) on the principal U.S. national securities exchange on which the shares are listed and traded on such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported;

  •
  if the shares are not listed on any U.S. national securities exchange but are quoted in an inter-dealer quotation system on a last sale basis, the final ask price of the shares reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or

  •
  if the shares are neither listed on a U.S. national securities exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the compensation committee to be the fair market value of the shares as determined by the compensation committee in its sole discretion.

        If the common stock is not quoted or listed as set forth above, fair market value shall be determined by the compensation committee in good faith by any fair and reasonable means and consistent with applicable law.

Eligibility

        Prospect's and its affiliates' employees (including officers), nonemployee consultants and nonemployee directors are eligible to receive awards under the 2009 Plan. Approximately 300 employees and non-employee consultants and 5 non-employee directors are eligible to receive awards under the 2009 Plan. Subject to the provisions of the 2009 Plan, the compensation committee determines which employee, consultant or director will be granted awards. No employee, director or consultant is entitled to participate in the 2009 Plan as a matter of right, nor does any such participation constitute assurance of continued employment or board service. Only those employees, directors and consultants who are selected to receive grants by the compensation committee may participate in the 2009 Plan.

Awards Under the 2009 Plan

        The 2009 Plan provides that the compensation committee may grant or issue stock options, restricted stock awards, unrestricted stock awards, restricted stock units, performance unit awards, performance share awards, distribution equivalent rights, stock appreciation rights, or any combination thereof.

        Non-Qualified Stock Options.    Non-qualified stock options ("NQSOs") provide for the right to purchase shares of Prospect common stock at a price determined by the compensation committee which may not be less than fair market value on the date of grant, subject to certain adjustments, and usually will become exercisable (in the discretion of the compensation committee) in one or more installments after the grant date, subject to the completion of the applicable vesting period. NQSOs may be granted for any term specified by the compensation committee, but may not exceed ten years.

        Incentive Stock Options.    Incentive stock options ("ISOs") are designed to comply with the provisions of Section 422 of the Code, and will be subject to certain restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of Prospect common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. ISOs, however, may be subsequently modified to disqualify them from treatment as ISOs. The total fair market value of shares

(determined as of the respective date or dates of grant) for which one or more options granted to any employee by Prospect (including all options granted under the 2009 Plan and all other option plans of any parent corporation or subsidiary corporation) that may for the first time become exercisable as ISOs during any one calendar year shall not exceed the sum of $100,000. To the extent this limit is exceeded, the options granted will be NQSOs. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of Prospect (a "10% Owner"), the 2009 Plan provides that the exercise price must be at least 110% of the fair market value of a share of Prospect common stock subject to the ISO and the ISO must not be exercisable after a period of five years measured from the date of grant.

        Restricted and Unrestricted Stock.    Restricted stock may be issued at such price, if any, and may be made subject to such restrictions (including time vesting or satisfaction of performance milestones), as may be determined by the compensation committee. Restricted stock, typically, is subject to forfeiture if certain conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise hypothecated or transferred, until the vesting restrictions applicable to such shares are removed or expire. Recipients of restricted stock, unlike recipients of options, generally will have voting rights and will receive dividends prior to the time when the restrictions lapse if the applicable award agreement so provides. The compensation committee is also permitted to award or sell shares of unrestricted stock which are not subject to restrictions under the 2009 Plan.

        Restricted Stock Unit Awards.    The holder of a restricted stock unit will be entitled to receive payment in cash or shares of Prospect common stock, based upon the number of restricted stock units awarded to the holder, if the holder satisfies individual service-based vesting requirements. The payment will be made no later than the fifteenth day of the third calendar month following the end of the calendar year in which the restricted stock unit first becomes vested. The payment will be subject to a "substantial risk of forfeiture" under Section 409A of the Code. At the time of the award, the compensation committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to the restricted stock units, including rules pertaining to the effect of termination of employment, director status or consultant status prior to expiration of the applicable vesting period. The terms and conditions of the award agreements need not be identical.

        Performance Unit Awards.    Performance unit awards entitle the holder to a cash payment upon the satisfaction of predetermined goals and objectives relating to the performance of the holder, Prospect and/or its affiliates that is based upon the dollar value assigned to such unit under the award agreement. The performance unit award agreement may provide that, depending on the degree of performance achieved, different amounts of performance units, or no performance units, may be awarded.

        Performance Share Awards.    Performance share awards entitle the holder to receive shares of Prospect common stock upon the satisfaction of certain performance goals and objectives determined by the compensation committee. At the time of such award, the compensation committee may prescribe additional terms and conditions or restrictions relating to the awards, including, but not limited to, rules pertaining to the effect of termination of the holder's employment, director status or consultant status prior to the expiration of the applicable period. The holder of a performance share award will have no rights as a stockholder of Prospect until such time, if any, as the holder actually receives shares pursuant to the award.

        Distribution Equivalent Rights.    Distribution equivalent rights entitle a holder to receive bookkeeping credits, cash payments and/or common stock distributions equal in amount to the distributions that would have been made to the holder if such holder held a specified number of shares of Prospect common stock during the period the holder held the right.

        Stock Appreciation Rights.    SARs provide for the payment of an amount to the holder based upon increases in the price of Prospect's common stock over a set base price. The base price of any SAR granted under the 2009 Plan must be at least 100% of the fair market value of a share of common stock on the date of grant. Under the 2009 Plan, SARs will be settled in cash or shares of common stock, or a combination of both.

Termination of Employment, Director Status or Consultant Status

        Termination of Employment or Director Status.    The following terms will apply with respect to the termination of a holder's employment with, or status as a director of, Prospect or its affiliates for any reason, except to the extent such terms are inconsistent with the terms of the applicable award agreement (in which case the terms of the applicable award agreement will control) or the terms of the holder's employment agreement (in which case the terms of the applicable employment agreement will control). A holder's rights to exercise NQSOs and SARs will terminate:

  •
  Ninety days after the date of termination of employment or after the date of termination as a director, if such termination is for a reason other than the holder's total and permanent disability or death;

  •
  One year after the date of termination of employment or director status, if such termination is on account of the holder's total and permanent disability; or

  •
  One year after the date of the holder's death, if such termination is on account of the holder's death.

        A holder's rights to exercise ISOs will terminate:

  •
  Three months after the date of termination of employment, if such termination is for a reason other than the holder's total and permanent disability or death;

  •
  One year after the date of termination of employment, if such termination is on account of the holder's total and permanent disability; or

  •
  One year after the date of the holder's death, if termination is on account of the holder's death.

        Subject to the discretion of the compensation committee, if a holder's employment with, or status as a director of, Prospect or its affiliates terminates for any reason prior to the satisfaction or lapse of the restrictions, vesting requirements, or terms and conditions applicable to an award of restricted stock or restricted stock unit, the restricted stock or restricted stock unit, as the case may be, will immediately be canceled, and the holder will forfeit any rights or interests in and with respect to any such restricted stock or restricted stock unit.

        Termination of Consultant Status.    The following terms will apply with respect to the termination of a holder's status as a consultant, except to the extent such terms are inconsistent with the terms of the applicable award agreement (in which case the terms of the applicable award agreement will control). A holder's rights to exercise NQSOs or SARs will terminate:

  •
  ninety (90) days after the date of termination, if such termination is for a reason other than the holder's death; or

  •
  one year after the date of the holder's death, if such termination is on account of the holder's death.

        Subject to the discretion of the compensation committee, if the status of a holder as a consultant terminates for any reason prior to the satisfaction or lapse of the restrictions, vesting requirements, or terms and conditions applicable to an award of restricted stock, or restricted stock unit, as the case may be, the restricted stock or restricted stock unit will immediately be canceled, and the holder will forfeit any rights or interests in and with respect to any such restricted stock or restricted stock unit.

        Special Termination Rule.    If a holder's employment with, or status as a director of, Prospect or its affiliates is terminated, and if, within ninety days of such termination, such holder becomes a consultant to Prospect or any of its affiliates, the holder's rights with respect to any award granted prior to the date of termination may be preserved. Similarly, if a holder's status as a consultant is terminated, and if, within ninety (90) days of such termination, the holder becomes an employee or a director of Prospect or any of its affiliates, such holder's rights with respect to any award granted prior to the date of termination may be preserved.

        Termination for "Cause."    If a holder's employment, director status or engagement as a consultant with Prospect is terminated by Prospect for "Cause" (as defined in the 2009 Plan), all of the holder's then outstanding awards will expire immediately and be forfeited in their entirety upon termination.

"Change of Control"

        Only if so provided in the applicable award agreements, options granted under the 2009 Plan may automatically become fully vested and exercisable and shares of restricted stock granted under the 2009 Plan may automatically become fully vested and no longer subject to restrictions in the event of a "Change of Control" of Prospect.

        For a holder who is a party to an employment or consulting agreement with Prospect or an affiliate that defines "Change of Control," "Change of Control" will have the same meaning as provided for in the agreement. For a holder who is not a party to such an agreement, "Change of Control" will mean the satisfaction of any one or more of the following conditions:

  •
  any person, other than Prospect or an affiliate or an employee benefit plan of Prospect or an affiliate, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of securities of Prospect representing more than 50% of the combined voting power of Prospect's then outstanding securities;

  •
  the closing of a merger, consolidation or other business combination (a "Business Combination") other than (I) the Business Combination between Kennedy-Wilson and Prospect or (II) any Business Combination in which holders of the common stock immediately prior to the Business Combination (A) own more than fifty percent (50%) of the total voting power of the corporation resulting from such Business Combination (or the direct or indirect parent corporation of such surviving corporation), and (B) have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the Business Combination as immediately before;

  •
  the closing of an agreement for the sale or disposition of all or substantially all of Prospect's assets to any entity that is not an affiliate;

  •
  the approval by the holders of shares of common stock of a plan of complete liquidation of Prospect other than a liquidation of Prospect into any subsidiary or a liquidation a result of which persons who were stockholders of Prospect immediately prior to such liquidation have substantially the same proportionate ownership of shares of common stock of the surviving corporation immediately after such liquidation as immediately before; or

  •
  within any twenty-four month period, Prospect's incumbent directors cease to constitute at least a majority of the board of directors.

        A "Change of Control" will not occur if Prospect files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

Prohibition Against Repricing

        The compensation committee is not permitted to reduce the exercise price of any outstanding option or SAR, or grant any new award or make any payment of cash in substitution for or upon the cancellation of options or SARs previously granted, unless such action is approved by the holders of a majority of the shares of Prospect common stock or results from a "Change of Control" or adjustment as provided in the 2009 Plan.

Transferability of Awards

        Awards generally may not be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of in any manner except:

  •
  by will or by the laws of descent and distribution or

  •
  except for an ISO, by gift to certain family members of the holder.

        Awards may be exercised, during the lifetime of the holder, only by the holder or by the holder's guardian or legal representative unless it has been transferred by gift to a permitted family member of the holder, in which case it may only be exercised by such transferee. Except for awards which are ISOs, awards may be transferred pursuant to the terms of any valid separation agreement or divorce decree.

Amendment and Termination of the 2009 Plan

        The 2009 Plan will continue in effect until the tenth anniversary of the date on which it is adopted by the board of directors. The board of directors in its discretion may terminate the 2009 Plan at any time with respect to any shares for which awards have not been granted; provided, however, that the 2009 Plan's termination must not materially and adversely impair the rights of a holder with respect to any outstanding award without the consent of the holder. The board of directors has the right to alter or amend the 2009 Plan from time to time; provided, however, that without stockholder approval, no amendment or modification of the 2009 Plan may:

  •
  materially increase the benefits accruing to holders,

  •
  except as otherwise expressly provided in the 2009 Plan, materially increase the number of shares of common stock subject to the 2009 Plan or certain individual award agreements,

  •
  materially modify the requirements for participation in the 2009 Plan, or

  •
  amend, modify or suspend the provisions of the 2009 Plan relating to repricing prohibitions or amendment and termination of the 2009 Plan.

        In addition, no change in any outstanding award may be made which would materially and adversely impair the rights of a holder with respect to such award without the consent of the holder (unless such change is required in order to cause the benefits under the 2009 Plan to qualify as "performance-based" compensation within the meaning of Section 162(m) of the Code or to exempt the 2009 Plan or any award from Section 409A of the Code).

Section 162(m) of the Code

        It is intended that the 2009 Plan shall comply fully with and meet all the requirements of Section 162(m) of the Code so that awards under the 2009 Plan which are made to holders who are "covered employees" (as defined in Section 162(m) of the Code) shall constitute "performance-based" compensation within the meaning of Section 162(m) of the Code. Any performance goal(s) applicable to qualified performance-based awards shall be objective, shall be established not later than ninety (90) days after the beginning of any applicable performance period (or at such other date as may be required or permitted for "performance-based" compensation under Section 162(m) of the Code) and shall otherwise meet the requirements of Section 162(m) of the Code, including the requirement that the outcome of the performance goal or goals be substantially uncertain (as defined in the regulations under Section 162(m) of the Code) at the time established. The performance goals to be utilized under the 2009 Plan to establish performance goals shall consist of objective tests based on one or more of the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); earnings per share; net income (before or after taxes); return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of Prospect; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; expense levels; working capital levels, including cash, inventory and accounts receivable; operating margins, gross margins or cash margin; year-end cash; debt reduction; stockholder equity; operating efficiencies; strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital; assets under management; financing and other capital raising transactions (including sales of Prospect's equity or debt securities; sales or licenses of the Prospect's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions). Performance goals may be established on a company-wide basis or with respect to one or more company business units, divisions, subsidiaries or individuals; and measured either quarterly, annually or over a period of years, in absolute terms, relative to a pre-established target, to the performance of one or more similarly situated companies, or to the performance of an index covering a peer group of companies, in each case as specified by the compensation committee. When establishing performance goals for the applicable performance period, the compensation committee may exclude any or all "extraordinary items" as determined under U.S. generally accepted accounting principles including, without limitation, the charges or costs associated with restructurings of Prospect, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes, and as identified in Prospect's financial statements, notes to Prospect's financial statements or management's discussion and analysis of financial condition and results of operations contained in Prospect's most recent annual report filed with the U.S. Securities and Exchange Commission pursuant to the Exchange Act. Holders who are "covered employees" (as defined in Section 162(m) of the Code) shall be eligible to receive payment under a qualified performance-based award which is subject to achievement of a performance goal or goals only if the applicable performance goal or goals are achieved within the applicable performance period, as determined by the compensation committee. If any provision of the 2009 Plan would disqualify the 2009 Plan or would not otherwise permit the 2009 Plan to comply with Section 162(m) of the Code as so intended, such provision shall be construed or deemed amended to conform to the requirements or provisions of Section 162(m) of the Code. The compensation committee may postpone the exercising of awards, the issuance or delivery of Prospect common stock under any award or any action permitted under the 2009 Plan to prevent Prospect or any subsidiary from being denied a federal income tax deduction with respect to any award other than an ISO, provided that such deferral satisfies the requirements of Section 409A of the Code. For purposes of the requirements of Treasury Regulation Section 1.162-27(e)(4)(i), the maximum amount of compensation that may be paid to any employee under the 2009 Plan for a calendar year shall be $10,000,000.

Section 409A of the Code

        The compensation committee has no authority to issue an award under the 2009 Plan with terms and conditions which would cause such award to constitute non-qualified "deferred compensation" under Section 409A of the Code. By way of example, no option shall be granted under the 2009 Plan with a per share option exercise price which is less than the fair market value of a share of common stock on the date of grant of the option. No award agreement shall provide for any deferral feature with respect to an award which constitutes a deferral of compensation under Section 409A of the Code. The 2009 Plan and all award agreements are intended to be exempt from the requirements of Section 409A of the Code. In the event that the board of directors determines that awards should in the future be subject to deferral, it shall have the authority to make appropriate amendments to the 2009 Plan to authorize deferrals of compensation under Section 409A of the Code.

Federal Income Tax Consequences Associated with the 2009 Plan

        The following is a brief and general discussion under current law of the federal income tax consequences to recipients of awards granted under the 2009 Plan. This summary is not comprehensive and is provided only for general information. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary does not discuss all aspects of income taxation that may be relevant in light of a holder's personal circumstances. This summary is intended for the information of stockholders considering how to vote and is not tax advice. Participants in the 2009 Plan should consult their own tax advisors as to the tax consequences of participation.

        NQSOs.    Generally, there are no federal income tax consequences to the optionee upon grant of a NQSO. Upon the exercise of a NQSO, the optionee will recognize ordinary income in an amount equal to the amount by which the fair market value of a share of common stock acquired upon the exercise of such NQSO exceeds the exercise price, if any, and will have a tax basis in the common stock equal to its fair market value. A sale of common stock so acquired will give rise to a capital gain or loss equal to the difference between the fair market value of the common stock on the date of sale and such stock's adjusted tax basis.

        ISOs.    Except as noted at the end of this paragraph, there are no federal income tax consequences to the participant upon grant or exercise of an ISO. If the participant holds shares of common stock purchased pursuant to the exercise of an ISO for at least two years after the date the ISO was granted and at least one year after the exercise of the ISO, the subsequent sale of common stock will give rise to a long term capital gain or loss to the participant and no deduction will be available to Prospect. If the participant sells the shares of common stock within two years after the date an ISO is granted or within one year after exercise, the participant will recognize ordinary income in an amount equal to the difference between the fair market value at the exercise date and the ISO exercise price, and any additional gain or loss will be a capital gain or loss. Some participants may have to pay alternative minimum tax in connection with exercise of an ISO, however.

        Restricted Stock.    In general, a participant will recognize ordinary income on receipt of an award of restricted stock when his or her rights in that award become substantially vested, in an amount equal to the amount by which the then fair market value of the common stock acquired exceeds the price the participant paid, if any, for such restricted stock. Recipients of restricted stock may, however, within 30 days of receiving an award of restricted stock, choose to have any applicable risk of forfeiture disregarded for tax purposes by making an election under Section 83(b) of the Code (an "83(b) election"). If the participant makes an 83(b) election, he or she will have to report compensation income equal to the difference, if any, between the fair market value of the shares and the price paid for the shares, if any, at the time of the transfer of the restricted stock. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the restrictions applicable to the restricted stock lapse.

        Restricted Stock Units.    A participant generally will not have ordinary income upon grant of restricted stock units. When cash or shares of common stock are delivered under the terms of the award, the participant will recognize ordinary income equal to the cash payment or the fair market value of the shares delivered, as the case may be, less any amount paid by the participant for such shares.

        Performance Unit Awards.    A participant generally will not recognize taxable income upon grant of the award. A participant will generally recognize ordinary income on receipt of the cash payment in satisfaction of the award under the 2009 Plan.

        Performance Share Awards.    A participant generally will not recognize ordinary income upon grant of performance share awards. A participant will generally recognize ordinary income equal to the fair market value of the shares delivered, less any amount paid by the participant for such shares, at the time of receipt of the shares.

        Distribution Equivalent Rights.    A recipient of a distribution equivalent right generally will not recognize taxable income at the time of grant, and Prospect will not be entitled to a deduction at that time. At the time a distribution equivalent is paid, however, the participant will generally recognize ordinary income and Prospect will be entitled to a deduction.

        SARs.    A participant will generally recognize ordinary income upon the receipt of cash or other property pursuant to the exercise of an award of SARs.

        Stock Payments.    A participant who receives a stock payment in lieu of a cash payment will generally recognize ordinary income in the same amount as if he or she received a cash payment in satisfaction of the award.

        Tax Deductions and Section 162(m) of the Code.    In general, whenever a recipient is required to recognize ordinary income in connection with an award, Prospect will be entitled to a corresponding tax deduction. However, Prospect will not be entitled to a deduction in connection with awards under the 2009 Plan to certain senior executive officers to the extent that the amount of deductible income in a year to any such officer, together with his or her other compensation from Prospect exceeds the $1,000,000 limitation of Section 162(m) of the Code. Compensation which qualifies as "performance-based" is not subject to this limitation, however.

        Potential Deferred Compensation.    For purposes of the foregoing summary of federal income tax consequences, we assumed that no award under the 2009 Plan will be considered "deferred compensation" as that term is defined for purposes of Section 409A of the Code, which governs the taxation of nonqualified deferred compensation arrangements, as the 2009 Plan does not permit the issuance of awards which would provide for deferred compensation subject to Section 409A. For example, the award of an option with an exercise price of less than 100% of the fair market value of the common stock would constitute deferred compensation. If an award were to include deferred compensation, and its terms did not comply with the requirements of Section 409A of the Code, then such award would be taxable when it was earned and vested (even if not then payable) and the recipient would be subject to a 20% additional tax.

Awards to Particular Officers, Directors and Employees

        Pursuant to the merger agreement, Prospect has agreed to issue an aggregate of 2,376,000 shares of restricted stock (an additional 99,000 shares are unallocated) under the 2009 Plan to certain officers, directors and employees of Kennedy-Wilson, effective upon consummation of the merger and stockholder approval of the 2009 Plan. These grants are reflected in the following table:

Name of Group	Dollar ($)	Number of Shares of Restricted Stock
William McMorrow, Chief Executive Officer	$5,513,062.50	556,875
Freeman Lyle, Chief Financial Officer	$765,705.60	77,344
Mary Ricks, Co-CEO of KW Commercial Investment Group	$5,513,062.50	556,875
Barry Schlesinger, Co-CEO of KW Commercial Investment Group	$765,705.60	77,344
Robert Hart, President of KW Multi-Family Management Group	$765,705.60	77,344
James Rosten, President of Kennedy-Wilson Properties	$765,705.60	77,344
All executive officers, as a group	$22,021,619.40	2,224,406
All directors who are not executive officers, as a group	$153,143.10	15,469
All employees, including all current officers who are not executive officers, as a group	$1,347,637.50	136,125

        In the event that the recipient of the restricted shares remains employed by (or continues to perform services as a director for) the post-merger company through the relevant vesting date, 1/5 of the restricted shares will vest on each of the first five anniversaries of the date of issuance, provided that the Performance Target is met as of the September 30 immediately preceding the applicable anniversary date (in the case of the installments vesting on the fourth and fifth anniversary dates, the Performance Target must be met as of the September 30 immediately preceding the third anniversary date). The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. Notwithstanding the foregoing, in the event the employment with the post-merger company of an employee who has been granted restricted shares is terminated without cause or if the employee resigns from his employment with the post-merger company for good reason, the restricted shares will continue to vest on the applicable anniversary dates (subject to the satisfaction of the Performance Target), subject to certain limitations. In addition, in the event of a "Change of Control" as defined in the 2009 Plan (see "The Equity Participation Plan Proposal—"Change of Control" on page 180), any unvested restricted shares of Prospect common stock that have not previously been forfeited will become vested, subject to certain limitations. See section "The Equity Participation Plan Proposal—Awards to Particular Officers, Directors and Employees" on page 184 for additional information.

Recommendation and Vote Required

        If the merger proposal, the charter amendment—share increase proposal, or the charter amendment—existence proposal are not approved, or holders of 30% or more of the public shares elect to convert their public shares into cash, the equity participation plan proposal will not be submitted to the stockholders for a vote.

        Approval of the 2009 Plan requires the affirmative vote of a majority of the issued and outstanding shares of Prospect common stock represented in person or by proxy at the special meeting of Prospect stockholders and entitled to vote thereon as of the record date. Adoption of the equity participation plan proposal is not a condition to the adoption of any of the other proposals.

PROSPECT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PROSPECT'S STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE EQUITY PARTICIPATION PLAN PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL

Election of Directors

        At the special meeting of Prospect stockholders, Prospect stockholders will be asked to elect seven directors to Prospect's board of directors, effective immediately following and contingent upon closing of the merger, of whom two will serve until the annual meeting of the post-merger company's stockholders to be held in 2010, two will serve until the annual meeting of the post-merger company's stockholders to be held in 2011 and three will serve until the annual meeting of the post-merger company's stockholders to be held in 2012, and, in each case, until their successors are elected and qualified.

        Following consummation of the merger, if the nominees are elected, the directors of the post-merger company will be classified as follows:

  •
  Cathy Hendrickson and Thomas Sorell in the class to stand for reelection in 2010;

  •
  Jerry Solomon and David A. Minella in the class to stand for reelection in 2011; and

  •
  William J. McMorrow, Kent Mouton and Norman Creighton in the class to stand for reelection in 2012.

        The election of directors requires the vote of a plurality of the shares of common stock present in person or represented by proxy and entitled to vote at the special meeting of Prospect stockholders. "Plurality" means that the individuals who receive the largest number of votes cast "FOR" are elected as directors. Consequently, any shares not voted "FOR" a particular nominee (whether as a result of abstentions or broker non-votes or a direction to withhold authority) will not be counted in the nominee's favor.

        In case any of the nominees becomes unavailable for election to the board of directors, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

        If the merger proposal, the charter amendment—share increase proposal, or the charter amendment—existence proposal are not approved, or holders of 30% or more of the public shares elect to convert their public shares into cash, the director election proposal will not be submitted to the stockholders for a vote and Prospect's current directors will continue in office until Prospect is liquidated.

        Following the effective time of the merger and assuming the election of the individuals set forth above, the board of directors and executive officers of the post-merger company will be as follows:

Name	Age	Position
William J. McMorrow	62	Chairman and Chief Executive Officer
Mary Ricks	45	Co-CEO of KW Commercial Investment Group
Freeman A. Lyle	54	Executive Vice President and Chief Financial Officer
Barry S. Schlesinger	68	Co-CEO of KW Commercial Investment Group
James A. Rosten	51	President of Kennedy-Wilson Properties
Robert E. Hart	51	President of KW Multi-Family Management Group
Donald J. Herrema	57	Executive Vice Chairman and CEO of KW Capital Markets
Kent Mouton	55	Director
Jerry R. Solomon	58	Director
Norm Creighton	74	Director
Thomas Sorell	54	Director
David A. Minella	57	Director
Cathy Hendrickson	62	Director

Information About the Nominees and Executive Officers

        William J. McMorrow—Chairman and Chief Executive Officer.    Mr. McMorrow joined Kennedy-Wilson in 1988 and has been Chairman and Chief Executive Officer since 1998. Mr. McMorrow is the architect of Kennedy-Wilson's expansion into real estate brokerage, property management and investment services. In addition to his real estate experience, Mr. McMorrow has more than 17 years of banking experience. Prior to joining Kennedy-Wilson, he was the Executive Vice President and Chairman of the Credit Policy Committee at Imperial Bancorp and also has held senior positions with a variety of financial services companies, including eight years as a Senior Vice President of Fidelity Bank. He received a B.S. in Business and an M.B.A from the University of Southern California. Mr. McMorrow is on the Executive Board of the USC Lusk Center for Real Estate and is involved in numerous charities in Southern California, including Chrysalis, the Rape Treatment Center, the Village School and Loyola High School.

        Mary Ricks—Co-CEO of KW Commercial Investment Group.    Ms. Ricks joined Kennedy-Wilson in 1990 and has been has been Co-Chief Executive Officer of KW Commercial Investment Group since 2008. Ms. Ricks is responsible for Kennedy-Wilson's acquisitions and dispositions of commercial assets as well as oversight of Kennedy-Wilson's activities in Japan. Prior to joining Kennedy-Wilson, Ms. Ricks was a commercial broker at Hanes Company. She has been named by the L.A. Business Journal as one of the top women in commercial real estate and was featured on the covers of Forum Magazine and Real Estate California recognizing women at the top of the field. She received a B.A. in Sociology from the University of California, Los Angeles, where she was an All-American athlete. Ms. Ricks is a founding board member of the Richard S. Ziman Center for Real Estate at UCLA.

        Freeman A. Lyle—Executive Vice President and Chief Financial Officer.    Mr. Lyle joined Kennedy-Wilson in 1996 and has been Executive Vice President and Chief Financial Officer since 1996. Mr. Lyle is responsible for all aspects of finance and administration for Kennedy-Wilson, including strategic planning, capital formation, financial reporting, risk management, investor relations and information technology. Prior to joining Kennedy-Wilson, he was Vice President and Controller for R&B Realty Group. Prior to R&B Realty, Mr. Lyle was with Ernst & Young LLP. He received a B.S. in Business from the California State University at Northridge and an M.B.A. from the University of Southern California. He is a Certified Public Accountant.

        Barry S. Schlesinger—Co-CEO of KW Commercial Investment Group.    Mr. Schlesinger joined Kennedy-Wilson in 1998 and has been Co-Chief Executive Officer of KW Commercial Investment Group since 2008. Mr. Schlesinger is primarily responsible for the portfolio management activities of the Commercial Investment Group. Mr. Schlesinger has held several other senior management positions during his tenure at Kennedy-Wilson. Prior to joining Kennedy-Wilson, he served as a Director of Heitman Financial Ltd. and was Chairman and CEO of Heitman Properties Ltd. Prior to joining Heitman in 1971, Mr. Schlesinger worked for Tishman Realty and Construction Company and the U.S. Army Corps of Engineers. He also served as a Captain in the U.S. Army commanding a combat engineering company. Mr. Schlesinger received a B.S. in Civil Engineering from New York University College of Engineering and the U S. Army Engineering School (Civil and Nuclear).

        James A. Rosten—President of Kennedy-Wilson Properties.    Mr. Rosten joined Kennedy-Wilson in 2000 and has been President of Kennedy-Wilson Properties since 2000. Mr. Rosten is responsible for several of KW Services' business lines including: Property Management, Facilities Management, Construction Management, Development, Leasing and Asset Management for KWP. Prior to joining Kennedy-Wilson, he was President of Grubb and Ellis Management Services for the Western U.S. Prior to Grubb and Ellis, Mr. Rosten was the Executive Vice President for CB Richard Ellis' Western Region. He received a B.B.A. in Finance from Central Michigan University and an M.B.A. from the University of Redlands. He is a Certified Property Manager and a Certified Commercial Investment member. Mr. Rosten is a Director of US Bank and serves as a member of the L.A. Advisory Board.

        Robert E. Hart—President of KW Multi-Family Management Group.    Mr. Hart has been President of KW Multi-Family Management Group since 2006. He joined Kennedy-Wilson in 2000. Mr. Hart is responsible for the oversight of acquisitions, asset management and dispositions of multifamily assets in the U.S. and Japan. Prior to joining Kennedy-Wilson, Mr. Hart served as a Senior Vice President of Portfolio Management for Heitman Capital Management as well as Director of Real Estate Marketing for Executive Life Insurance Company Enhancement Trusts. He received a B.S. in Civil Engineering from Worcester Polytechnic Institute and an M.B.A from UCLA's Anderson School of Management. Mr. Hart is Chair of the board of directors of Chrysalis and an Associate of the Richard S. Ziman Center for Real Estate at UCLA. He is a member of the Real Estate Investment Advisory Council, the Urban Land Institute and the California Lexington Group. He is a former President of the UCLA Anderson School of Management Alumni Association and a former member of both the Board of the UCLA Alumni Association and the Anderson School Board of Visitors.

        Donald J. Herrema—Executive Vice Chairman and CEO of KW Capital Markets.    Mr. Herrema is Executive Vice Chairman and CEO of KW Capital Markets. He joined Kennedy-Wilson in 2009. Mr. Herrema is responsible for Kennedy-Wilson's capital markets and fundraising activities. Prior to joining Kennedy-Wilson, he founded BlackSterling Partners, LLC, served as CEO of Bessemer Trust, Loring Ward, Atlantic Trust (subsidiary of Invesco), and was Head of Private Wealth Management at Morgan Stanley. He began his career at Wells Fargo Bank, where he ultimately served as both President of Wells Fargo Securities and Head of the Mutual Funds Division. Mr. Herrema received a B.A. from Whittier College and an M.A. in Economics from the University of Southern California. Mr. Herrema is a Director of TD Bank Asset Management USA Funds and Lepercq, de Neuflize and Co and also serves as a Senior Advisor to Stone Point Capital.

        Kent Mouton—Director.    Mr. Mouton has been a director of Kennedy-Wilson since 1995. Mr. Mouton is a partner with the law firm Kulik, Gottesman, Mouton & Siegel LLP, where he specializes in real estate law, primarily in the areas of real estate lending and finance, joint ventures, land use, acquisitions and dispositions, leasing, development and construction, common interest subdivisions (condominiums and planned unit developments) and real estate brokerage. He has been an Adjunct Professor of real estate law at the UCLA Extension since 1979, and teaches various real estate related UCLA Extension courses. Mr. Mouton has been honored by his peers by being designated a Southern California Real Estate "Super Lawyer" in 2005, 2006, 2007 and 2008. Mr. Mouton is a former member of the Board of Governors of the Century City Bar Association and formerly was a Co-Chairperson of the Century City Bar Association Real Estate Law Section. He also serves on the Los Angeles County Bar Real Property Section Real Estate Finance, Land Use Planning and Commercial Development Steering Committees. Mr. Mouton graduated from the University of California at Los Angeles in 1975 with a Bachelor of Arts degree in Economics (Dean's List, Summa Cum Laude, Phi Beta Kappa) and received his law degree in 1978 from the University of California at Los Angeles.

        Jerry R. Solomon—Director.    Mr. Solomon has been a director of Kennedy-Wilson since 2001. Mr. Solomon received both his BS Degree in accounting (1973) and an MBA (1974) from UC Berkeley. Throughout college and following graduation, he worked in the tax department of JK Lasser & Company that later became Touche Ross & Company. After leaving JK Lasser, Mr. Solomon joined a large local CPA firm where he became the partner in charge of the comprehensive business services department as well as the administrative partner in charge of 7 partners and 80 staff. In 1988 he formed Solomon & Company CPA's Inc. that later merged with Harold G. Winnett and the firm was renamed Solomon, Winnett & Rosenfield Certified Public Accountants, Inc. Mr. Solomon's practice areas of expertise include both real estate industry and service industries. He consults frequently with high net worth individuals and families in tax and transactional planning. Mr. Solomon currently sits on several board of directors and on the boards of several philanthropic organizations.

        Norm Creighton—Director.    Mr. Creighton has been a director of Kennedy-Wilson since 2004. From 1975 to 2001, Mr. Creighton was employed with Imperial Bank, serving as President and Chief Executive Officer from 1983 to 2001. During Mr. Creighton's tenure with Imperial Bank, its assets increased from approximately 200 million in 1975 to approximately 7 billion in 2001. Prior to Imperial Bank, Mr. Creighton served as Regional Vice President for Southern Arizona of Great Western Bank from 1971-1974. From 1958 to 1971, Mr. Creighton was employed with Arizona Bank, including as Manager of the Tuscon Headquarters. Mr. Creighton holds a B.S. in banking and finance from the University of Montana.

        Thomas Sorell—Director.    Mr. Sorell has been a director of Kennedy-Wilson since 2008. Mr. Sorell is Executive Vice President and Chief Investment Officer of Guardian, Guardian Investor Services LLC and other Guardian subsidiaries. Mr. Sorell has over 30 years of financial experience. He is responsible for Guardian's investment policy and strategies for over $30 billion in assets. This includes investments in both public and private equity, fixed income, and commercial real estate. Mr. Sorell recently served as President of The Park Avenue Portfolio® Family of Mutual Funds and is a Director of RS Investment Co. Mr. Sorell joined Guardian in 1994 from White River Corporation, where he served as Director of Fixed Income. Prior to that, he held investment management positions at Fund American Enterprises, Inc. and AIG Investment Advisors as well as institutional fixed income sales and research positions at Drexel Burnham Lambert & Co., and Kidder, Peabody & Co. Mr. Sorell holds a B.A. from Colgate University and an M.B.A. from New York University. He has a Chartered Financial Analyst (CFA) designation, and is a member of the ACLI-CIO Board of Advisors, CFA Institute and the New York Society of Security Analysts.

        David A. Minella—Director.    Mr. Minella has been Prospect's Chairman and Chief Executive Officer since its inception in July 2007. Mr. Minella has been the managing member of Minella Capital Management LLC, a financial services advisory firm, since December 2006 and the managing member of Flat Ridge Investments LLC, a private investment vehicle, since July 2007. Between 1997 and March 2007, Mr. Minella served as the Chief Executive Officer and a director of Value Asset Management LLC, or VAM, a strategic investment management holding company. At VAM, Mr. Minella was responsible for its overall business strategy, acquisitions and financial results. Under Mr. Minella's leadership, VAM acquired a controlling interest in five separate investment management firms: Dalton Hartman Greiner and Maher, New York, NY; Harris Bretall Sullivan and Smith, San Francisco, CA; Hillview Capital Advisors, LLC, New York, NY; Grosvenor Capital Management LP, Chicago, IL; and MDT Advisers LLC, Cambridge, MA. All of the original acquisitions have been sold. From 1995 to 1997, Mr. Minella was the President and Chief Executive Officer of the asset management division of Liechtenstein Global Trust, or LGT, a wealth and asset management firm, where he was responsible for the overall business strategy and financial results. During Mr. Minella's tenure as LGT's Chief Executive Officer, he also led LGT's acquisition of Chancellor Capital Management, a large United States equity investment firm. Mr. Minella originally joined the LGT group in 1987 as the head of its United States subsidiaries, GT Capital Management and GT Global. Mr. Minella established its United States mutual fund business through the broker-dealer community, reestablished LGT's institutional separate account capabilities, and developed the firm's global equity sector expertise. Currently, Mr. Minella serves as a director of Lindsell Train Japan Fund and Lindsell Train Global Media Fund, both offshore hedge funds managed out of London, UK. In addition, Mr. Minella is a member of the Executive Council at Bunker Hill Capital Management, a private equity firm in Boston, Massachusetts, the former Chairman of the board of directors of MDT Advisers LLC and a former board member of the Investment Company Institute. Mr. Minella holds a B.S. in accounting from Bentley College.

        Cathy Hendrickson—Director.    Ms. Hendrickson has been a director of Kennedy-Wilson since 2004. Ms. Hendrickson has forty one years experience in banking which includes eight years with Union Bank in Los Angeles in Economic Research/Corporate Planning, Leveraged Leasing, Credit, and the

National Division; three years at Philadelphia based Fidelity Bank's Los Angeles Loan Production Office; one year in Crocker Bank's Southern California Corporate Banking Division; two years as Manager of Imperial Bank's Headquarters Office located at the Los Angeles International Airport; ten years as Regional Vice President of Metrobank's South Bay Headquarters Office in Torrance; and two years as President of Palos Verdes National Bank. Since May, 1993, Ms. Hendrickson served as President and Chief Executive Officer of Bay Cities National Bank (formerly Peninsula National Bank). Ms. Hendrickson also serves as President and Chief Executive Officer of Peninsula Banking Group, Inc. and on the boards of Bay Cities National Bank, Peninsula Banking Group, Inc. and Community First Financial Group, Inc. (Indiana).

Independence of Directors

        The AMEX Company Guide requires that a majority of a listed company's board of directors be composed of "independent directors," defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Upon the consummation of the merger, Norman Creighton, Cathy Hendrickson, David A. Minella and Thomas Sorell will be the post-merger company's independent directors in compliance with the AMEX Company Guide.

Audit Committee

        Upon consummation of the merger, the audit committee will consist of Norman Creighton, as chairman, and Cathy Hendrickson and David A. Minella. The post-merger company will ensure that each member of the audit committee is independent as defined in the AMEX Company Guide and as defined in Rule 10A-3 of the Exchange Act. Upon the consummation of the merger, Norman Creighton will quality as the audit committee financial expert as defined within the meaning of Item 407(d)(5)(ii) of Regulation S-K of the Exchange Act.

        The post-merger company's audit committee will be responsible for providing independent, objective oversight with respect to the post-merger company's accounting and financial reporting functions, internal and external audit functions, and systems of internal controls over financial reporting and legal, ethical, and regulatory compliance duties. The audit committee's duties, which are specified in Prospect's current audit committee charter, will include, but are not limited to:

  •
  reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in the Form 10-K;

  •
  discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of financial statements;

  •
  discussing with management major risk assessment and risk management policies;

  •
  monitoring the independence of the independent auditor;

  •
  verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

  •
  reviewing and approving all related-party transactions;

  •
  inquiring and discussing with management, compliance with applicable laws and regulations;

  •
  pre-approving all audit services and permitted non-audit services to be performed by the independent auditor, including the fees and terms of the services to be performed;

  •
  appointing or replacing the independent auditor;

  •
  determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work; and

  •
  establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or reports which raise material issues regarding financial statements or accounting policies.

        The post-merger company's audit committee will operate under Prospect's current written charter, a copy of which is available on Prospect's website at http://www.prospectac.com, under the caption "Investor Relations/Corporate Governance."

Financial Experts on Audit Committee

        The post-merger company's audit committee will at all times be composed exclusively of "independent directors" who, as required by the AMEX Company Guide, are able to read and understand fundamental financial statements, including a company's balance sheet, income statement and cash flow statement.

        In addition, the post-merger company will be required to certify to AMEX that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual's financial sophistication.

Nominating Committee

        Upon consummation of the merger, the nominating committee will consist of Ms. Hendrickson, as chairman, and Messrs. Creighton and Minella. The post-merger company's board of directors will ensure that each such person is an independent director as defined in the AMEX Company Guide. The post-merger company's nominating committee will be responsible for overseeing the selection of persons to be nominated to serve on the board of directors. The post-merger company's nominating committee will consider persons identified by its members, management, stockholders, investment bankers and others.

        The committee's responsibilities will include:

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  identifying individuals qualified to become members of the board;

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  recommending to the board director nominees to be presented at the annual meeting of stockholders and to fill vacancies on the board;

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  developing appropriate criteria for identifying properly qualified director candidates;

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  reviewing and recommending to the board annually members of each standing committee of the board;

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  preparing an annual evaluation of the committee's performance and reporting regularly to the board concerning actions and recommendations of the committee;

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  establishing procedures to assist the board in developing and evaluating potential candidates for executive positions, including the chief executive officer;

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  reviewing and evaluating related party transactions; and

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  developing and recommending to the board corporate governance guidelines for Prospect.

        The post-merger company's nominating committee will operate under Prospect's current written charter, a copy of which is attached as Appendix B to Prospect's Proxy Statement for its annual meeting on Schedule 14A filed with the SEC on July 20, 2009. A copy of the charter is not currently available to stockholders on Prospect's website.

Guidelines for Selecting Director Nominees

        The guidelines for selecting nominees, which are specified in the nominating committee charter, generally provide that persons to be nominated:

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  should have demonstrated notable or significant achievements in business, education or public service;

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  should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

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  should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders.

        The post-merger company's nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person's candidacy for membership on the board of directors. The post-merger company's nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time. The post-merger company's nominating committee will not distinguish among nominees recommended by stockholders and other persons.

Compensation Committee

        Upon consummation of the merger, the post-merger company will establish a compensation committee, which will consist of Mr. Creighton, as chairman, and Ms. Hendrickson and Mr. Minella, and the post-merger company will ensure that each such person is an independent director as defined in the AMEX Company Guide. The purpose of the compensation committee will be to discharge the board's responsibilities in respect of compensation of the post-merger company's executive officers, including approving individual executive officer compensation, oversight of the post-merger company's overall compensation and benefit philosophies, production of an annual report on executive compensation for inclusion in the post-merger company's proxy statement and administration of the post-merger company's incentive compensation plans, including authority to make and modify awards under such plans.

        The compensation committee's duties, which will be specified in the post-merger company's compensation committee charter, will include, but will not be limited to:

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  reviewing, from time to time, the post-merger company's philosophy regarding executive compensation;

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  recommending to the board of directors for approval annual performance criteria, including long-term and short-term goals for the chief executive officer and reviewing the chief executive officer's performance against such established criteria;

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  determining and approving all compensation arrangements of the executive officers of the post-merger company (other than the chief executive officer);

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  reviewing and recommending to the board of directors for approval all compensation arrangements of the chief executive officer;

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  determining which employees are "executive officers" whose compensation is subject to the review and approval of the committee and reviewing, in its discretion, the compensation of employees who are not executive officers;

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  making recommendations to the board of directors concerning adopting and amending incentive compensation plans applicable to executive officers generally and equity compensation plans, benefit plans and retirement plans for all employees;

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  fixing and determining awards to officers and employees of stock, stock options, stock appreciation rights and other equity interests pursuant to any equity compensation plans from time to time in effect and exercising such other power and authority as may be permitted or required under such plans;

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  reviewing, at least annually, the competitiveness of the post-merger company's executive compensation programs, including a review of the compensation practices in the markets where the post-merger company competes for executive talent, to ensure:

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  the attraction and retention of corporate officers,

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  the motivation of corporate officers to achieve the post-merger company's business objectives and

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  the alignment of the interests of key leadership with the long-term interests of the post-merger company's stockholders;

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  establishing and periodically reviewing policies concerning perquisites and other benefits;

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  managing and reviewing executive officer and director indemnification and insurance matters; and

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  reviewing and discussing with the post-merger company's chief executive officer and chief financial officer the Compensation Discussion and Analysis required to be included in the post-merger company's annual report or proxy statement filed with the SEC and recommending to the board of directors that the Compensation Discussion and Analysis be included in the annual report or proxy statement.

        The compensation committee will operate under a written charter, which is expected to be adopted shortly following the merger.

Compensation Committee Interlocks and Insider Participation

        Because none of Prospect's officers or directors presently receive compensation from it, it does not presently have a compensation committee.

        No members of Prospect's board of directors has a relationship that would constitute an interlocking relationship with executive officers or directors of Prospect or another entity.

Code of Ethics

        The Prospect board of directors adopted a code of ethics that applies to Prospect's directors, officers and employees as well as those of its subsidiaries. A copy of the code of ethics was filed with Prospect's Registration Statement on Form S-1 (Reg. No. 33-145110) and is available on Prospect's website at http://www.prospectac.com, under the caption "Investor Relations/Corporate Governance." You are also able to review Prospect's code of ethics, as well as its committee charters, by accessing its public filings at the SEC's web site at http://www.sec.gov. In addition, a copy of the code of ethics will be provided without charge upon request to Prospect's secretary.

Arrangements and Understandings

        In November 2008, Kennedy-Wilson issued a convertible subordinated note with a principal amount of $30 million to Guardian. In connection with the issuance, Guardian entered into a shareholders agreement with Kennedy-Wilson, William McMorrow, Mary Ricks and Lyle Freeman pursuant to which the parties agreed to appoint one person designated by Guardian as a member of the board of directors of Kennedy-Wilson. Thomas Sorell currently serves as the director designee of Guardian. On October 8, 2009, Kennedy-Wilson and Guardian entered into a letter agreement pursuant to which the parties agreed, effective only if the merger is consummated, to terminate the shareholders agreement subject to entering into a voting agreement to provide Guardian with the right to designate a director to the board of directors of Prospect.

Recommendation and Vote Required

        The election of directors requires a plurality of all votes cast in person or by proxy at the special meeting of Prospect stockholders and entitled to vote thereon as of the record date. The election of directors is not a condition to the adoption of any of the other proposals.

        Each nominee has consented to being named in this proxy statement/prospectus as a nominee and has agreed to serve as a director if elected. If for any reason any nominee shall not be a candidate for election as a director at the special meeting of Prospect stockholders (an event that is not now anticipated), the enclosed proxy will be voted for such substitute, if any, as shall be designated by the board of directors.

PROSPECT'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT PROSPECT'S STOCKHOLDERS VOTE "FOR" THE NOMINEES.

INFORMATION RELATED TO PROSPECT

Business of Prospect

        Prospect is a blank check development stage company organized under the laws of the State of Delaware on July 9, 2007. Prospect was formed to acquire control of, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, one or more businesses or assets in the financial services industry. Other than interest income, Prospect has generated no revenue to date. Since its IPO in November 2007, Prospect has been actively engaged in identifying a suitable business combination candidate. Prior to executing the merger agreement, Prospect's efforts were limited to meeting with potential target companies, service professionals and other intermediaries to discuss their companies, the background of their management and their combination preferences to evaluate possible business combinations.

Offering Proceeds Held in Trust

        On November 20, 2007, Prospect completed its IPO of 25,000,000 units. Each unit consists of one share of its common stock, $0.0001 par value per share, and one warrant. Each warrant sold in the IPO entitles the holder to purchase from Prospect one share of common stock at an exercise price of $7.50. Prospect's units began publicly trading on November 15, 2007. Prospect's public warrants and common stock have traded separately since December 3, 2007. The public offering price of each unit was $10.00, and the IPO raised gross proceeds of $250,000,000 in its IPO. Of the gross proceeds:

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  Prospect deposited $241,750,000 into a trust account at JP Morgan Chase Bank, NA, maintained by Continental Stock Transfer & Trust Company, as trustee, which included $10,000,000 of contingent underwriting discount (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of, the underwriting agreement for the IPO);

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  the underwriters received $7,500,000 as underwriting discount (excluding the deferred underwriting fees); and

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  Prospect retained $700,000 for offering expenses, plus $50,000 for working capital.

        In addition, Prospect deposited into the trust account $5,250,000 that it received from the private placement of 5,250,000 sponsors warrants to Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, Prospect's President and a director, and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, one of Prospect's directors.

        The trust account will not be released until the earlier of the consummation of a business combination or the liquidation of Prospect. The trust account contained approximately $247.7 million as of October 9, 2009. If the merger with Kennedy-Wilson is consummated, the trust account will be released to Prospect, less the amounts paid to holders of public shares who vote against the merger and elect to convert their shares of common stock into their pro-rata share of the trust account.

        The holders of public shares will be entitled to receive funds from the trust account only in the event of Prospect's liquidation or if such stockholders seek to convert their respective shares into cash and the merger is completed. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account.

Fair Market Value of Target Business

        Under Prospect's amended and restated certificate of incorporation and the underwriting agreement for Prospect's IPO, the initial target business that Prospect acquires must have a fair market value equal to at least 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). Prospect's board of directors has determined that this test was met in connection with its acquisition of Kennedy-Wilson. Further, Prospect has received an opinion from Houlihan Smith that, as of the date of such opinion, this test has been met.

Stockholder and Warrantholder Approvals

        Prospect will proceed with the merger only if the holders of a majority of the public shares voting on the merger proposal at the special meeting of Prospect stockholders vote in favor of the merger proposal. The Prospect founders have agreed to vote their common stock issued prior to the IPO on the merger proposal in accordance with the vote of holders of a majority of the public shares present in person or represented by proxy and entitled to vote at the special meeting of Prospect stockholders. If the holders of 30% or more of the public shares vote against the merger proposal and properly demand that Prospect convert their public shares into their pro rata share of the trust account, then Prospect will not consummate the merger. In this case, Prospect will be forced to liquidate.

        In addition, Prospect will only proceed with the merger if the charter amendment—share increase proposal and the charter amendment—existence proposal are approved by the affirmative vote of a majority of the outstanding shares of Prospect common stock as of the record date and the warrant amendment proposal is approved by the affirmative vote of the majority of the outstanding shares of Prospect common stock issuable upon exercise of the public warrants as of the record date.

Liquidation If No Business Combination

        Prospect's amended and restated certificate of incorporation provides for the termination of Prospect's corporate existence and mandatory liquidation if Prospect does not consummate a business combination by November 14, 2009. If Prospect has not completed a business combination by such date, its corporate existence will cease except for the purposes of winding up its affairs and liquidating, pursuant to Section 278 of the DGCL. This has the same effect as if Prospect's board of directors and stockholders had formally voted to approve its dissolution pursuant to Section 275 of the DGCL. Accordingly, limiting Prospect's corporate existence to a specified date as permitted by Section 102(b)(5) of the DGCL removes the necessity to comply with the formal procedures set forth in Section 275 (which would have required Prospect's board of directors and stockholders to formally vote to approve its dissolution and liquidation and to have filed a certificate of dissolution with the Delaware Secretary of State). Instead, Prospect will notify the Delaware Secretary of State in writing on the termination date that its corporate existence is ceasing, and include with such notice payment of any franchise taxes then due to or assessable by the state.

        If it fails to complete a business combination by November 14, 2009, Prospect anticipates notifying the trustee of the trust account to begin liquidating such assets promptly after November 14, 2009 and anticipates that it will take no more than ten business days to effectuate such distribution. Prospect's founders have waived their rights to participate in any liquidation distribution with respect to their founders shares. There will be no distribution from the trust account with respect to Prospect's warrants, which will expire and become worthless. Also, as there may be no funds available to pay the costs associated with the implementation and completion of the liquidation and distribution, David A. Minella, LLM Structured Equity Fund L.P. and LLM Investors L.P. have agreed to advance Prospect the funds necessary to complete such liquidation (currently anticipated to be no more than $15,000) and have agreed not to seek repayment for such expenses.

        In connection with the liquidation, Prospect will distribute to the holders of public shares, in proportion to their respective amounts of public shares, an aggregate sum equal to the amount in the trust account, inclusive of any interest thereon, plus remaining net assets (subject to its obligations under the DGCL to provide for claims of credits as described below). Prospect's founders have waived their rights to participate in any liquidation distribution with respect to the founders shares. As a consequence of the provisions of Prospect's amended and restated certificate of incorporation and such waivers, a liquidating distribution will be made only with respect to the public shares and no liquidating distribution will be made with respect to any other shares of Prospect capital stock. There will be no distribution from the trust account with respect to the Prospect warrants, which will expire and become worthless.

        The per-share liquidation price for the public shares as of October 9, 2009, is approximately $9.91. The proceeds deposited in the trust account could, however, become subject to the claims of Prospect's creditors (which could be prior to the claims of the holders of public shares and could include vendors and service providers that Prospect has engaged to assist it in connection with its search for a target business and that are owed money by it, as well as target businesses themselves and there is no assurance that the actual per-share liquidation price will not be less than $9.88, due to those claims. David A. Minella and each of LLM Structured Equity Fund L.P. and LLM Investors L.P. have agreed that if Prospect liquidates prior to the consummation of a business combination, they will be jointly liable to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by Prospect for services rendered or contracted for or products sold to Prospect, other than with respect to amounts claimed by any third-party who has not executed a waiver (even if such waiver is subsequently found to be invalid and unenforceable). Prospect cannot assure you that they would be able to satisfy those obligations. Pursuant to the underwriting agreement between Prospect and Citigroup, Prospect agreed not to commence its due diligence investigation of any operating business which it sought to acquire or obtain the services of any vendor without using its best efforts to obtain an agreement pursuant to which such party would waive any claims against the trust account. As of the date of the proxy statement/prospectus, Prospect has received waiver agreements from each of its vendors other than its independent registered accounting firm and Kennedy-Wilson with respect to certain provisions of the merger agreement. Further, under the merger agreement, Kennedy-Wilson agreed to waive all rights, title and claims to the trust account, except for $10,000,000, in case of breach by Prospect of its no-shop/non-solicit provision. Accordingly, Prospect cannot assure you that the per-share distribution from the trust account, if it liquidates, will not be less than $9.88, plus interest, due to claims of creditors.

        Prospect's holders of public shares will be entitled to receive funds from the trust account only in the event of the expiration of its corporate existence and its liquidation or if they seek to convert their respective shares into cash upon the initial business combination that the stockholder voted against and that is completed by Prospect. In no other circumstances will a stockholder have any right or interest of any kind to or in the trust account.

        Under Sections 280 through 282 of the DGCL, stockholders may be liable for claims by third parties against a corporation to the extent of distributions received by them. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provisions for all claims against it, including a 60 day notice period during which any third-party claims can be brought against the corporation, a 90 day period during which the corporation may reject any claim brought and an additional 150 day waiting period before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder's pro rata share of the claim or amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the liquidation. Prospect will seek to conclude the process as soon as possible and as a result does not intend to comply with those procedures.

        Because Prospect will not be complying with those procedures, Prospect is required, pursuant to Section 281 of the DGCL, to adopt a plan that will provide for Prospect's payment, based on facts known to Prospect at such time, of:

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  all existing claims,

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  all pending claims and

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  all claims that may be potentially brought against Prospect within the subsequent 10 years.

        Accordingly, Prospect would be required to provide for any creditors known to Prospect at that time or those that Prospect believes could be potentially brought against Prospect within the subsequent 10 years prior to distributing the funds held in the trust account to Prospect's stockholders. All claims that may be potentially brought against Prospect may not be properly assessed. As such, Prospect's stockholders could potentially be liable for any claims to the extent of distributions received by them in a liquidation and any liability of Prospect's stockholders may extend well beyond the third anniversary of such liquidation. Accordingly, third parties may seek to recover from Prospect's stockholders amounts owed to them by Prospect.

        Additionally, if Prospect is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Prospect that is not dismissed, any distributions received by Prospect's stockholders in Prospect's liquidation might be viewed under applicable debtor/creditor and/or bankruptcy laws as either a "preferential transfer" or a "fraudulent conveyance." As a result, a bankruptcy court could seek to recover all amounts received by Prospect's stockholders in Prospect's liquidation. Furthermore, because Prospect intends to distribute the proceeds held in the trust account to Prospect's stockholders as soon as possible after Prospect's liquidation, this may be viewed or interpreted as giving preference to Prospect's stockholders over any potential creditors with respect to access to or distributions from Prospect's assets. Furthermore, Prospect's board of directors may be viewed as having breached their fiduciary duties to Prospect's creditors and/or may have acted in bad faith, thereby exposing Prospect's board of directors and Prospect to claims of punitive damages by paying Prospect's stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the DGCL with respect to Prospect's liquidation. Claims may be brought against Prospect for these reasons.

Competition

        In identifying, evaluating and selecting a target business for a business combination, Prospect has encountered and may continue to encounter intense competition from other entities having a business objective similar to Prospect's, including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than Prospect. Prospect's ability to acquire larger target businesses is limited by its available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore:

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  Prospect's obligation to seek stockholder approval of a business combination or obtain necessary financial information may delay the completion of a transaction, including the merger;

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  Prospect will not consummate a business combination if holders of more than 30% (minus one share) of outstanding shares of Prospect common stock sold in the IPO exercise their conversion rights;

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  outstanding Prospect warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses; and

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  the requirement to acquire one or more businesses or assets that have a fair market value equal to at least 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount) could require Prospect to acquire the assets of several businesses at the same time, all of which sales would be contingent on the closings of the other sales, which could make it more difficult to consummate the initial business combination.

Due to any of these factors, Prospect has faced competitive disadvantage in negotiating and consummating a business combination.

Properties

        Prospect maintains its principal executive offices at 9130 Galleria Court, Suite 318, Naples, Florida. Teleos Management, L.L.C., a company that is affiliated with Daniel Gressel, one of Prospect's directors, and LLM Capital Partners LLC, an entity affiliated with Patrick J. Landers, Prospect's President and a director, are providing general and administrative services, including office space, utilities and administrative support, pursuant to a letter agreement between them and Prospect. Prospect agreed to pay Teleos Management, L.L.C., $4,500 per month and LLM Capital Partners LLC, $3,000 per month for these services (amended December 31, 2008 to $4,083.15 and $2,722.10, respectively). Prospect considers its current office space, combined with the other office space otherwise available to its executive officers, adequate for its current operations.

Employees

        As of August 31, 2009, Prospect had three executive officers. These individuals are not obligated to devote any specific number of hours to Prospect's matters and have and intend to continue to devote only as much time as they deem necessary to its affairs and receive no salary or similar compensation. Prospect does not believe the value of these services to be significant to its operating results. Prospect does not intend to add any additional full time employees prior to the consummation of a business combination. None of Prospect's employees is covered by a collective bargaining agreement.

Periodic Reporting and Audited Financial Statements

        Prospect has registered its units, common stock and public warrants under the Exchange Act and has reporting obligations, including the requirement that it file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. Prospect will provide, at no additional charge, copies of these reports, proxy and information statements and other information upon request to its address at 9130 Galleria Court, Suite 318, Naples, Florida 34109, or by telephone at (239) 254-4481. These reports, proxy statements and other information, and related exhibits and schedules may also be inspected and copied at the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by Prospect with the SEC, which are available at http://www.sec.gov.

        In accordance with the requirements of the Exchange Act, Prospect's filings will contain financial statements audited and reported on by its independent registered public accountants. In addition, Prospect is providing its stockholders with audited financial statements of Kennedy-Wilson as part of this proxy statement/prospectus to assist them in assessing Kennedy-Wilson. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

        Prospect is required to have its internal control procedures audited, as required by the Sarbanes-Oxley Act, however, Kennedy-Wilson may not be in compliance with the provisions of the Sarbanes-

Oxley Act regarding adequacy of its internal controls. The development of the internal controls of the post-merger entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete the merger.

Legal Proceedings

        There is no material litigation currently pending against Prospect or any members of its management team in their capacity as such.

Current Directors and Executive Officers of Prospect

Name	Age	Position
David A. Minella	57	Chairman of the Board and Chief Executive Officer
Patrick J. Landers	53	Director and President
James J. Cahill	46	Chief Financial Officer and Secretary
Michael P. Castine	54	Director
William Cvengros	60	Director
Michael Downey	65	Director
Daniel Gressel	55	Director
William Landman	56	Director
John Merchant	60	Director

        David A. Minella—Chairman of the Board and Chief Executive Officer.    Mr. Minella has been Prospect's Chairman and Chief Executive Officer since its inception in July 2007. Mr. Minella has been the managing member of Minella Capital Management LLC, a financial services advisory firm, since December 2006 and the managing member of Flat Ridge Investments LLC, a private investment vehicle, since July 2007. Between 1997 and March 2007, Mr. Minella served as the Chief Executive Officer and a director of Value Asset Management LLC, or VAM, a strategic investment management holding company. At VAM, Mr. Minella was responsible for its overall business strategy, acquisitions and financial results. Under Mr. Minella's leadership, VAM acquired a controlling interest in five separate investment management firms: Dalton Hartman Greiner and Maher, New York, NY; Harris Bretall Sullivan and Smith, San Francisco, CA; Hillview Capital Advisors, LLC, New York, NY; Grosvenor Capital Management LP, Chicago, IL; and MDT Advisers LLC, Cambridge, MA. All of the original acquisitions have been sold. From 1995 to 1997, Mr. Minella was the President and Chief Executive Officer of the asset management division of Liechtenstein Global Trust, or LGT, a wealth and asset management firm, where he was responsible for the overall business strategy and financial results. During Mr. Minella's tenure as LGT's Chief Executive Officer, he also led LGT's acquisition of Chancellor Capital Management, a large United States equity investment firm. Mr. Minella originally joined the LGT group in 1987 as the head of its United States subsidiaries, GT Capital Management and GT Global. Mr. Minella established its United States mutual fund business through the broker-dealer community, reestablished LGT's institutional separate account capabilities, and developed the firm's global equity sector expertise. Currently, Mr. Minella serves as a director of Lindsell Train Japan Fund and Lindsell Train Global Media Fund, both offshore hedge funds managed out of London, UK. In addition, Mr. Minella is a member of the Executive Council at Bunker Hill Capital Management, a private equity firm in Boston, Massachusetts, the former Chairman of the board of directors of MDT Advisers LLC and a former board member of the Investment Company Institute. Mr. Minella holds a B.S. in accounting from Bentley College.

        Patrick J. Landers—Director and President.    Mr. Landers has been a director and Prospect's President since August 2007. Mr. Landers currently serves as the President and Chief Executive Officer of Annascaul Advisors LLC, a FINRA member firm, and a managing director of LLM Capital Partners LLC, a private equity firm based in Boston. Mr. Landers has served in these capacities since

2003 and 2004, respectively. From 2001 to 2003, Mr. Landers was President of Landers Partners LLC, a financial advisory firm that he founded. From 1981 until 2001, Mr. Landers was an investment banker at Dillon, Read & Co. Inc., an investment banking firm, and subsequently at UBS AG, an investment banking firm, after UBS AG's acquisition of Dillon, Read & Co. Inc. Mr. Landers has served as a director of The Endurance International Group, Inc., a web hosting company. Mr. Landers has also served as a director of Connell Limited Partnership, an industrial conglomerate, Haas Publishing Company, a publishing company, and Student/Sponsor Partners, a New York educational foundation established to help disadvantaged youth attain a quality high school education. Mr. Landers is a graduate of Williams College and received his M.P.P.M. from Yale University.

        James J. Cahill—Chief Financial Officer and Secretary.    Mr. Cahill has been Prospect's chief financial officer and secretary since September 2007. Mr. Cahill has served as the Chief Financial Officer of Minella Capital Management LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, since October 2007. From 2004 to August 2007, Mr. Cahill was the managing member of Milestone Business Developments LLC, a financial advisory firm that he co-founded. In 1995, Mr. Cahill joined Value Asset Management LLC, or VAM, a strategic investment management holding company, as a Vice President. From January 2001 to 2004, Mr. Cahill served as an Executive Vice President and the Chief Financial Officer of VAM and from December 2001 to 2004, Mr. Cahill served as a director. At VAM, Mr. Cahill was responsible for acquisitions and financial administration. From August 2002 to June 2004, Mr. Cahill was the Chief Financial Officer of MDT Advisers LLC, a subsidiary of VAM, and is a former director of that firm. Mr. Cahill received an M.B.A. from the University of Pennsylvania's Wharton School of Business in 1991 and a B.S. in mechanical engineering from Boston University in 1985.

        Michael P. Castine—Director.    Mr. Castine has been a director since August 2007. Mr. Castine has served as Chairman, Investment Management of Korn/Ferry International since August 2008. Since November 2007, Mr. Castine has been the Chief Executive Officer of Sugar Hill Investments, LLC, or Sugar Hill, a private investment office and consulting firm which he founded. Previously Mr. Castine served as the President of Dover Management LLC, an investment advisory firm, from 2003 to 2007, and a member of Dover Corporate Responsibility Management LLC, a mutual fund investment firm, from 2005 to 2007. From 1999 to 2003, Mr. Castine served as a partner and global sector head in the executive search division of TMP Worldwide. Prior to 1999, Mr. Castine was a partner of the Highland Group, an executive recruiting firm, which he and his partners sold to TMP Worldwide in 1999. Previously, from 1987 to 1997, Mr. Castine was employed by Spencer Stuart, an executive recruiting firm, where he built the investment management practice and co-headed the financial services practice including investment management, investment banking, insurance, real estate, private banking and private equity on a global platform. Mr. Castine also served as the Director of International Communication and Information for the National Security Council from 1986 to 1987 and as the Deputy Director of the Office of Private Sector Initiatives in the White House under President Ronald Reagan from 1981 to 1984. In addition, from 1979 to 1981, he worked for the United States House of Representatives as an aid to Congressman Jack Kemp. Mr. Castine currently serves on the board of several nonprofit organizations including Brunswick School, the Communities in Schools Leadership Council, Connecticut Chapter of the Knights of Malta, and the Ronald Reagan Presidential Library Foundation. Mr. Castine has a masters degree in public administration from Harvard University and a B.A. in political science from Fredonia College.

        William Cvengros—Director.    Mr. Cvengros has been a director since August 2007. Mr. Cvengros is the managing member and Chief Executive Officer of SJC Capital LLC, his personal consulting and investment business, which was formed in 2002. Mr. Cvengros joined National Retirement Partners, Inc., a retirement plan advisory services firm, in an advisory capacity in March 2005, and has served as Chairman of the board of directors since December 2005. From 2002 to 2004, Mr. Cvengros was a venture partner and advisory board member of the Edgewater Funds, a private equity firm. From its inception in 1998 until its sale in 2005, Mr. Cvengros was Chairman of the board of directors of PacketVideo Corporation, a privately-held company providing wireless multi-media software and services for mobile applications. From 1994 to 2000, Mr. Cvengros served as the Chief Executive Officer, President and a director of PIMCO Advisors Holdings L.P., a publicly traded investment management firm. From 1986 to 1994, he served as Chairman of the board of directors of Pacific Investment Management Company, an investment management firm, and from 1990 to 1994, he served as Vice Chairman of the board of directors and chief investment officer of Pacific Life Insurance Company, an insurance company. Mr. Cvengros previously served as a director of HK Enterprise Group, a producer of gourmet foods, and ACG Corporation, an aviation equipment trust sponsored by Pacific Life. Mr. Cvengros received an M.B.A. from Northwestern University's Kellogg Graduate School of Management in 1972 and a B.A. in economics from the University of Notre Dame in 1970. Mr. Cvengros is also a Chartered Financial Analyst.

        Michael Downey—Director.    Mr. Downey has been a director since September 2007. Since 2003, Mr. Downey has been a private investor. In May 2003, Mr. Downey was appointed as an independent consultant to Bear Stearns, Inc., an investment banking and securities brokerage firm, and since that time he has been responsible for the procurement of independent research according to a 2003 settlement agreement between the SEC, NASD (now the FINRA), New York Stock Exchange, and ten of the largest United States investment firms to address issues of conflicts of interest within their businesses. From 1997 to December 2003, Mr. Downey was the managing partner of Lexington Capital, L.L.C., a private investment advisory firm. From 1993 to 1996, Mr. Downey was a private investor. From 1968 to 1993, Mr. Downey was employed at Prudential Securities, Inc., an investment firm, in various roles, most recently as Chairman and Chief Executive Officer of Prudential Mutual Fund Management. Mr. Downey currently serves as Chairman of the board of directors of Asia Pacific Fund, Inc., a closed-end fund, and a director of The Merger Fund, an open-end mutual fund, and Alliance Bernstein Mutual Funds. Formerly, Mr. Downey served as a director of Value Asset Management LLC. Mr. Downey received an M.B.A. from Syracuse University and a B.A. in economics from Le Moyne College.

        Daniel Gressel—Director.    Mr. Gressel has been a director since August 2007. Mr. Gressel formed Teleos Management, L.L.C., a hedge fund management firm, in 1991 and since such time has served as its President, managing member and portfolio manager. Prior to forming Teleos Management, L.L.C., Mr. Gressel was a portfolio manager at G.T. Capital Management, an investment management firm, from 1988 to 1991. From 1986 to 1988, he worked as an economist for G.T. Management (Asia) in Hong Kong and, from 1984 to 1986, he traded futures and options for his own account on the Comex and New York Futures Exchange. Mr. Gressel currently serves as a director of Teleos Asset Management, LLC and the Yankee Institute, a public policy think tank. Mr. Gressel received a B.S. in business administration from Ohio State University, and an M.A. and Ph.D. in economics from the University of Chicago.

        William Landman—Director.    Mr. Landman has been a director since September 2007. Mr. Landman has been a Vice President and director of CMS Fund Advisors, Inc., an investment advisory firm, since its inception in 2002. Mr. Landman joined CMS Investment Resources, Inc., a broker-dealer firm, and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), an insurance and investment firm, as a principal in 1987. Mr. Landman has served as a Vice President of CMS Investment Resources, Inc. since 1987, and has served as a director of that firm since May 2003. Mr. Landman has served as a Vice President and a director of CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.) since May 2003. Mr. Landman received a J.D. from the University of Pittsburgh Law School and a B.A. from the University of Pittsburgh. Mr. Landman is admitted to the Florida and Pennsylvania Bars.

        John Merchant, C.P.A.—Director.    Mr. Merchant has been a director since October 2007. Mr. Merchant is the owner and a director of Cullen, Murphy & Co., P.C., a public accounting firm located in Massachusetts, and has served as its President since 1996. Mr. Merchant has been employed by the firm since 1981 and, prior to becoming President, held various positions including staff accountant, manager, and Vice President. Mr. Merchant is a certified public accountant and received a B.A. degree in accounting, an M.S. degree in finance, and an M.S. degree in taxation from Bentley College.

Meetings and Committees of the Board of Directors of Prospect

        Prospect is managed under the direction of its board of directors. Its board of directors is divided into three classes of directors and each class serves a three year term. The Prospect board of directors presently has an audit committee, nominating committee and acquisition committee. During the fiscal year ended December 31, 2008, Prospect's board of directors held four meetings, the audit committee held five meetings and the acquisition committee met once. The nominating committee did not meet in 2008. In 2009, Prospect's board of directors held four meetings, the audit committee held four meetings and the acquisition committee met twice. Prospect expects its directors to attend all board and any committee meetings and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. Each of Prospect's current directors attended at least 75% of the aggregate number of meetings of the board and its committees for which they were members in 2008, with the exception of William Landman who attended 50% of such meetings and Daniel Gressel who attended 71% of the meetings. Prospect does not have a policy regarding director attendance at annual meetings, but encourages the directors to attend if possible.

Independence of Directors

        AMEX requires that a majority of Prospect's board of directors must be composed of "independent directors," which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company's board of directors would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director.

        Prospect's board of directors has determined that each of Michael P. Castine, William Cvengros, Michael Downey, Daniel Gressel and John Merchant is an independent director as such term is defined under the rules of AMEX and Rule 10A-3 of the Exchange Act.

Audit Committee

        Prospect's board of directors has established a standing audit committee, which consists of Michael P. Castine, William Cvengros, Daniel Gressel and John Merchant as the chairman, each of whom has been determined to be "independent" as defined in Rule 10A-3 of the Exchange Act and the rules of the AMEX.

        The audit committee's duties, which are specified in our audit committee charter, include, but are not limited to:

  •
  reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board of directors whether the audited financial statements should be included in our annual report;

  •
  discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

  •
  discussing with management major risk assessment and risk management policies;

  •
  monitoring the independence of the independent auditor;

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  verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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  inquiring and discussing with management our compliance with applicable laws and regulations;

  •
  pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

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  appointing or replacing the independent auditor;

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  determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

  •
  establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports that raise material issues regarding our financial statements or accounting policies;

  •
  monitoring compliance on a quarterly basis with the terms of our initial public offering and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of our initial public offering; and

  •
  reviewing and approving all payments made to our initial stockholders, sponsors, officers or directors and their respective affiliates, other than a payment of an aggregate of $7,500 per month to Teleos Management, L.L.C., an entity affiliated with Daniel Gressel, one of our directors, and LLM Capital Partners LLC, an entity affiliated with Patrick J. Landers, Prospect's President and a director, LLM Structured Equity Fund L.P. and LLM Investors L.P., for office space, secretarial and administrative services (amended December 31, 2008 to $6,805.25 per month). Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

        For more information about the audit committee's duties, please see the audit committee charter, which is available on Prospect's website at http://www.prospectac.com under the caption "Investor Relations—Governance" and which is attached as Appendix A to Prospect's Proxy Statement for its annual meeting on Schedule 14A filed with the SEC on July 20, 2009.

Nominating Committee

        Prospect's board of directors has established a standing nominating committee, which consists of Michael P. Castine, William Cvengros, Daniel Gressel and Michael Downey, each of whom is an independent director under the AMEX Company Guide. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on Prospect's board of directors. The nominating committee considers persons identified by its members, management, stockholders, investment bankers and others.

        For more information about the nominating committee's duties, please see the nominating committee charter, which is attached as Appendix B to Prospect's Proxy Statement for its annual meeting on Schedule 14A filed with the SEC on July 20, 2009.

Acquisition Committee

        Prospect's board of directors has established a standing acquisition committee, which consists of David A. Minella, Patrick J. Landers and Michael Downey. The acquisition committee is responsible for considering potential target businesses for Prospect's initial business combination. Pursuant to Prospect's amended and restated by-laws, Prospect's board of directors did not have authority to consider this merger until the acquisition committee first unanimously recommended such merger to Prospect's board of directors.

PROSPECT'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview

        Prospect was formed on July 9, 2007 to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more operating business in the financial services industry. Prospect's initial business combination must be with a business or businesses whose collective fair market value is in excess of 80% of the balance of Prospect's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount).

        On November 20, 2007, Prospect issued and sold 25,000,000 units in its IPO. Each of Prospect's units consist of one share of Prospect's common stock, $0.0001 par value per share, and one warrant. Each warrant sold in the IPO entitles the holder to purchase one share of common stock at an exercise price of $7.50. Prospect's units began publicly trading on November 15, 2007. Prospect's public warrants and common stock have traded separately since December 3, 2007. The public offering price of each unit was $10.00, and the IPO raised gross proceeds of $250,000,000. Of the gross proceeds:

  •
  Prospect deposited $241,750,000 into a trust account at JP Morgan Chase Bank, NA, maintained by Continental Stock Transfer & Trust Company, as trustee, which included $10,000,000 of contingent underwriting discount (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of, the underwriting agreement for the IPO);

  •
  the underwriters received $7,500,000 as underwriting discount (excluding the contingent underwriting discount); and

  •
  Prospect retained $700,000 for offering expenses, plus $50,000 for working capital.

        In addition, Prospect deposited into the trust account $5,250,000 that it received from the private placement of 5,250,000 sponsors warrants to Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated, with Patrick J. Landers, Prospect's President and a director, and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, one of Prospect's directors (for a total of $247,000,000). The amount held in the trust account will not be released until the earlier of:

  •
  the completion of the initial business combination, or

  •
  Prospect's liquidation.

        Therefore, unless and until an initial business combination is consummated, the proceeds held in the trust account will not be available to Prospect, other than amounts required to pay taxes on any interest income earned on the trust account balance and up to $2,750,000 of interest income earned on the trust account balance, net of income taxes payable on such amount, which can be released to Prospect to fund working capital requirements.
        As of October 9, 2009, approximately $247.7 million was held in deposit in the trust account, including $10,000,000 of deferred underwriting compensation (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of, the underwriting agreement for the IPO, Prospect intends to use the funds released from the trust account:

  •
  to pay Prospect stockholders who exercise conversion rights,

  •
  to pay Prospect holders of public warrants in connection with the cash exchange,

  •
  to pay expenses related to the merger,

  •
  to pay the deferred underwriting compensation, and

  •
  to pay investment banker's and advisor's fees and to use the remaining funds released from the trust account for working capital and general corporate purposes.

        To fund pre-offering expenses associated with its IPO, Flat Ridge Investments LLC, LLM Structured Equity Fund L.P. and LLM Investors L.P. advanced an aggregate of $200,000 to Prospect in exchange for a promissory note, without interest, which was repaid from the proceeds of its IPO.

Recent Events

        On September 8, 2009, Prospect signed the merger agreement pursuant to which it will acquire Kennedy-Wilson. If the merger is completed, Kennedy-Wilson Holders, will receive an aggregate of 26 million shares of Prospect common stock (each share of Kennedy-Wilson common stock shall automatically convert into the right to receive 3.8031 shares of Prospect common stock and each share of Kennedy-Wilson preferred stock shall automatically convert into the right to receive 105.6130 shares of Prospect common stock), minus any shares of Prospect common stock that would otherwise have been issuable to Kennedy-Wilson Holders of dissenting shares, plus shares issued in lieu of fractional shares. Based on the closing market price of $9.79 per share on September 8, 2009, the last trading day of Prospect common stock prior to the announcement of the merger agreement, the Merger Shares had an aggregate value of $254.5 million. Based on the closing market price of Prospect common stock of $9.90 per share on October 26, 2009 (the record date), the Merger Shares had an aggregate value of $257.4 million. Prospect anticipates using approximately $12.3 million of the net proceeds in its trust account to consummate the merger, including transaction expenses, but not including payments with respect to the conversion of public shares. merger expenses will include professional fees for legal and accounting services, deferred underwriting compensation of $6,000,000 (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of the underwriting agreement, for the IPO), plus $3,000,000 in cash and the reimbursement or reasonable out-of-pocket expenses not to exceed $30,000, to Citigroup for acting as Prospect's financial advisor in connection with the merger, a financial advisory fee of $1,500,000, plus the reimbursement of reasonable out-of-pocket expenses, as well as 250,000 shares of Prospect common stock to De Guardiola (to be held by its parent company, De Guardiola Holdings, Inc.) for acting as Prospect's financial advisor in connection with the merger, and $90,000, plus the reimbursement of reasonable out-of-pocket expenses not to exceed $5,000 to Houlihan Smith for the fairness opinions it issued in connection with the merger. The balance of the proceeds held in the trust account after the merger, which Prospect anticipates will be approximately $247 million, will be used to fund conversions into cash of its public shares, to pay Prospect warrantholders in connection with the cash exchange, and to finance the operations of Kennedy-Wilson's business.

Results of Operations, Financial Condition and Liquidity and Capital Resources

        Through July 13, 2009, Prospect's efforts have been limited to organizational activities, activities relating to its IPO, activities relating to identifying and evaluating prospective acquisition candidates, and activities relating to general corporate matters. Prospect has neither engaged in any operations nor generated any revenues, other than interest income earned on the proceeds of its private placement and IPO.

        For the year ended December 31, 2008, Prospect had a net income of $1,511,215, consisting of net interest income of $3,808,688 less costs attributable to organization, formation and general and administrative expenses of $679,661, state taxes of $740,724 and a net provision for federal income taxes of $877,088. For the period from July 9, 2007 (date of inception) through December 31, 2007, Prospect had net income of $615,198, consisting of interest income of $1,080,541 less costs attributable to organization, formation and general and administrative expenses of $72,845, state taxes of $75,577 and a net provision for federal income taxes of $316,921.

        For the six months ended June 30, 2009, Prospect had a net loss of $257,384 as compared to net income of $1,268,185 for the six months ended June 30, 2008. The decrease in net income was primarily due to the decrease in interest rates, resulting in a decrease in net interest income of $2,487,436, combined with an increase in professional fees of $81,370, partially offset by a decrease in formation, operating, rent and office expenses of $14,879 and a decrease in state and federal taxes of $1,028,358.

        For the period from July 9, 2007 (date of inception) through June 30, 2009, Prospect had a net income of $1,869,029, consisting of net interest income of $4,930,379 less costs attributable to organization, formation and general and administrative expenses of $1,202,213, state taxes of $816,301 and a net provision for federal income taxes of $1,042,836.

        Through June 30, 2009 Prospect did not engage in any significant operations. Prospect's activities from inception through December 31, 2008 were to prepare for its IPO and begin the identification of a suitable business combination candidate.

        Prospect consummated its IPO of 25,000,000 units on November 20, 2007. Gross proceeds raised from its IPO were $250,000,000. Prospect paid a total of $7,500,000 in underwriting discounts and commissions and $705,004 for other costs and expenses related to the offering. After deducting the underwriting discounts and commissions and the offering expenses, the total net proceeds including $5,250,000 from the sale of the sponsors warrants from the offering were $247,044,996, and an amount of $247,000,000, including $10,000,000 of deferred underwriting commissions (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of, the underwriting agreement for the IPO), was deposited into a trust account at JP Morgan Chase Bank, NA, maintained by Continental Stock Transfer & Trust Company, as trustee. Since it is anticipated that Prospect's capital stock will be the sole consideration in the merger, the proceeds held in the trust account as well as any other net proceeds not expended will be used to finance the operations of Kennedy-Wilson. Prospect believes it will have sufficient available funds outside of the trust account to operate through November 14, 2009, assuming that the business combination is not consummated during that time.

        The following table reconciles the amount of net proceeds from its IPO and private placement to the amount held in the trust account at June 30, 2009:

Amounts placed in trust account	$247,000,000
Interest income received	5,003,944
Amounts withdrawn for payment of federal & state taxes	(2,387,057)
Amounts withdrawn for working capital	(1,080,900)

Total held in trust account	$248,535,987

        Prospect believes that the funds available to it outside of the trust account of $50,000 and up to $2,750,000 of the interest earned on the trust account will be sufficient to allow it to operate through at least November 14, 2009, assuming that an initial business combination is not consummated. As of June 30, 2009, Prospect anticipated that it would incur expenses through November 14, 2009 for the following purposes:

  •
  due diligence and investigation of prospective target businesses;

  •
  legal and accounting fees relating to Prospect's SEC reporting obligations and general corporate matters;

  •
  structuring and negotiating a business combination; and

  •
  other miscellaneous expenses.

        As indicated in Prospect's condensed financial statements included elsewhere in this proxy statement/prospectus, at June 30, 2009, Prospect had cash held out of trust of approximately $9,425 and approximately $100,957 in accounts payable and accrued expenses. Prospect expects to incur significant costs pursuing the merger. There is no assurance that Prospect will be able to consummate the merger by November 14, 2009. If the merger is not consummated by November 14, 2009, Prospect will be required to dissolve and liquidate. Prospect's financial statements do not include any adjustments that may result from the outcome of this uncertainty.

Contractual Obligations

        On September 4, 2009, Prospect signed an engagement letter with De Guardiola engaging it to act as Prospect's non-exclusive financial advisor in respect of the merger. De Guardiola will receive a fee of $1,500,000 as well as 375,000 shares of Prospect common stock to be held by its parent company, De Guardiola Holdings, Inc. (which was subsequently reduced to 250,000 shares), plus reimbursement for reasonable out-of-pocket expenses. On August 20, 2009, Prospect signed an engagement letter with Houlihan Smith to provide certain opinions in respect of the merger. The fee for providing the opinion is $85,000 and will be paid prior to closing the merger, plus the reimbursement of reasonable out-of-pocket expenses not to exceed $5,000. The fee to Houlihan Smith was fully paid on September 18, 2009. On August 5, 2009, Prospect also signed an engagement letter with Citigroup as its financial advisor in connection with the merger. Citigroup will receive a cash fee of $3,000,000 to be paid upon the consummation of the merger, plus the reimbursement of reasonable out-of-pocket expenses not to exceed $30,000. The underwriters of Prospect's IPO have agreed to reduce their deferred commission payable upon the consummation of the merger from $10,000,000 to $6,000,000.

Critical Accounting Policies

        The preparation of financial statements and related disclosures in conformity with general accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the periods reported. Actual results could materially differ from those estimates. Prospect has determined that it currently is not subject to any critical accounting policies.

New Accounting Pronouncements

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS 157 with regard to non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. Prospect adopted SFAS 157 for the fiscal year beginning January 1, 2008, except for the non-financial assets and non-financial liabilities for which delayed application is permitted until Prospect's fiscal year beginning January 1, 2009. The adoption of the remaining provisions of SFAS 157 is not expected to have a material impact on Prospect's financial position, results of operations or cash flows.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB No. 115 ("SFAS 159"). SFAS 159 allows a company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. The adoption of SFAS 159 did not have a significant impact on Prospect's financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141R") which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will have an impact to Prospect for any acquisitions consummated on or after January 1, 2009.

        In December 2007, the FASB released SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent and for the deconsolidation of a subsidiary. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 160 may have a material impact to Prospect with respect to any acquisitions consummated on or after January 1, 2009.

        Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

Going Concern and Management's Plan and Intentions

        Prospect's funds may not be sufficient to maintain Prospect until a business combination is consummated. In addition, there can be no assurance that Prospect will consummate a business combination prior to November 14, 2009. Pursuant to Prospect's amended and restated certificate of incorporation, if Prospect is unable to timely consummate a business combination, it would have to liquidate and return the funds held in the trust account to holders of public shares as previously described. These factors raise substantial doubt about Prospect's ability to continue as a going concern.

Off-Balance Sheet Arrangements

        Other than contractual obligations incurred in the normal course of business, Prospect does not have any off-balance sheet financing arrangements or liabilities, guarantee contracts, retained or contingent interests in transferred assets or any obligations arising out of a material variable interest in unconsolidated entity.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the sensitivity of income to changes in interest rates, foreign exchanges, commodity prices, equity prices, and other market-driven rates or prices. To date, Prospect's efforts have been limited to organizational activities, activities relating to its IPO and the identification of a target business. Prospect has neither engaged in any operations nor generated any revenues. As the proceeds from its IPO held in the trust account have been invested in short term investments, Prospect's only market risk exposure relates to fluctuations in interest.

        Prospect has not engaged in any hedging activities since its inception on July 9, 2007. Prospect does not expect to engage in any hedging activities with respect to the market risk to which it is exposed.

Disclosure Controls and Procedures

        Prospect maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Prospect's periodic reports filed with the SEC pursuant to the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules, regulations and related forms, and that such information is accumulated and communicated to Prospect's management on a timely basis to allow decisions regarding required disclosure.

        Management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined under Rules 13a-15(e) and 15(d)-15(e) of the Exchange Act) as of June 30, 2009. Based upon that evaluation, management has concluded that its disclosure controls and procedures were effective as of the end of the period covered by this proxy statement/prospectus.

Changes in Internal Control Over Financial Reporting

        During the most recently completed fiscal quarter, there was no change in its internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Prospect's internal control over financial reporting.

BUSINESS OF KENNEDY-WILSON

Company Overview

        Founded in 1977, Kennedy-Wilson is a diversified, international real estate company that provides investment and real estate services. Kennedy-Wilson has grown from an auction business in one office into a vertically-integrated operating company with over 300 professionals in 21 offices throughout the U.S. and Japan. Kennedy-Wilson is an industry leader, currently owning real estate (through its closed-end funds and joint ventures) and managing over 40 million square feet of residential, multifamily and commercial real estate, including 10,000 apartment units, throughout the U.S. and Japan. Kennedy-Wilson's operations are defined by two core business units: KW Investments and KW Services. Kennedy-Wilson does not intend to elect and qualify to be taxed as a real estate investment trust for U.S. federal income tax purposes.

Recent Events

        In June 2009, a joint venture of which Kennedy-Wilson's Residential Condominium Group has a 50.5% ownership interest, acquired 149 unsold units in The Mercury, a Los Angeles condominium property. As of October 16, 2009, the joint venture sold and closed escrow on 97 units generating a net gain on sale after expenses of approximately $12 million. As of the same date, an additional 26 units are under contract. Although no assurances can be provided, Kennedy-Wilson anticipates that all or substantially all of the remaining units will be sold.

        In August 2009, a joint venture in which Kennedy-Wilson's Japanese Multi-family Group has a 35% interest, extinguished a $16 million portfolio loan for $10 million, resulting in a net benefit to Kennedy-Wilson of $2.1 million.

        In October 2009, Kennedy-Wilson entered into an agreement in principle with a multi-strategy private equity firm to form a joint venture with a non-binding total equity commitment of up to approximately $108 million (including up to approximately $8.1 million from Kennedy-Wilson), to pursue acquisition and repositioning opportunities of distressed assets with a focus on residential condominium projects. The agreement in principle is non-binding and the formation of the joint venture is subject to, among other things, execution of a definitive agreement and satisfactory due diligence. Further, the date the proposed joint venture does not have any commitments. No assurance can be provided that the parties will enter into a definitive agreement to form the joint venture or, if the joint venture is formed, obtained all or any of the $108 million commitments.

        In October 2009, Kennedy-Wilson entered into an agreement in principle with Deutsche Bank to form a partnership with a total non-binding commitment of up to $500 million (up to approximately $450 million from Deutsche Bank and up to approximately $50 million from Kennedy-Wilson), to finance and acquire distressed real estate debt and to source and finance commercial and multifamily whole loan origination opportunities on the west coast. The agreement in principle is non-binding and the formation of the partnership is subject to, among other things, execution of a definitive agreement and satisfactory due diligence. Further, to date the proposed partnership does not have any commitments. No assurance can be provided that the parties will enter into a definitive agreement to form the partnership or, if the partnership is formed, obtain all or any of the $500 million commitments.

KW Investments

        Kennedy-Wilson formalized its investing activities in 1999 by creating an investment arm, KW Investments. Through this investment arm, Kennedy-Wilson co-invests through separate accounts and closed-end funds in the acquisition of properties including office, multi-family, retail, hotels, residential condominiums and land for development. Kennedy-Wilson aims to create value with its hands-on approach and seeks to harvest value through an exit strategy which is established at the time of acquisition. KW Investments consists of more than 20 investment professionals whose time is dedicated to sourcing, analyzing, executing and managing fund and joint venture investments. In June 2009, Kennedy-Wilson formed KW Capital Markets with the primary function of raising private and institutional capital, assisting with investor relations, and managing other strategic initiatives.

        Kennedy-Wilson is a strategic investor and a manager of portfolio investments both in wholly-owned projects and in partnership with institutional investors in the U.S. and Japan. Since 1999, Kennedy-Wilson has invested over $2.0 billion of equity across office, multifamily, retail, hotels, and residential properties through its joint ventures and closed-end funds.

        Kennedy-Wilson's investment activity focuses on the west coast of the United States, Tokyo, Japan and Hawaii. In its investing activity, Kennedy-Wilson typically acts as the general partner whereby it invests on average between 5-10% of the equity in a given venture. The target property size generally ranges from $15-$100 million. In its various investment vehicles, there are typically restrictions on making an investment in a single asset that represents more than 20% of the equity in a given platform without the consent of its limited partner(s).

        In general, Kennedy-Wilson invests in value-added properties for which it owns between 5-10% and acts as general partner and operator of the property. As general partner and operator of real estate properties, Kennedy-Wilson is responsible for the following:

  •
  acquisitions, including sourcing deals, due diligence and escrow closing;

  •
  leasing, including setting rental rates and negotiating and executing leases;

  •
  renovation, including supervising tenant improvements and/or unit upgrades, construction management and capital improvements to common areas;

  •
  business plan implementation, including refinancing of properties and execution of marketing plans; and

  •
  disposition of properties, including sales timing decisions, brokerage services and escrow closing.

        Kennedy-Wilson's investments are generally held in fee simple interest. On average, Kennedy-Wilson utilizes approximately 65% loan-to-cost on the properties that it acquires while generally obtaining financing of between 3 and 10 years. Kennedy-Wilson's loans are split between interest only and amortizing in nature. Kennedy-Wilson's properties are generally fully-developed and typically have a renovation plan that include some common area and tenant area work which generally represents less than 10% of the purchase price of the asset.

        Kennedy-Wilson has historically raised equity for its investments in three ways: through its joint-ventures, closed-end funds and on its own behalf.

  •
  Kennedy-Wilson's co-investment in joint ventures has typically been between 5% and 10% of the total equity investment. Joint venture and fund investments include the following real estate types:

  (i)
  U.S. Office—Since 1999, Kennedy-Wilson has invested approximately $550 million of equity in the acquisition of 33 office properties in the U.S., totaling more than 6.6 million square feet.

  (ii)
  U.S. Multifamily—Since 1999, Kennedy-Wilson has invested approximately $536 million of equity in the acquisition of 56 multifamily properties in the U.S., totaling approximately 14,600 units and 11.8 million square feet.

  (iii)
  Japan—Kennedy-Wilson investment professionals have been active in Japan for over a decade and Kennedy-Wilson currently has a strong team of origination, finance and asset management professionals on the ground. Kennedy-Wilson's Japanese activities started in

    1995 where it invested approximately $590 million of equity through a former wholly-owned subsidiary that was taken public in February 2002 and has been listed on the Tokyo Stock Exchange since 2003. Kennedy-Wilson and its management team owned a majority position in such subsidiary through September 2002 and were the largest stockholders through May 2003. That company, now the publicly- traded Kenedix, is no longer owned by or affiliated with Kennedy-Wilson. Kennedy-Wilson sold all of its interest in Kenedix at a substantial gain.

            In 2005, Kennedy-Wilson re-entered the Japanese market when it formed KW Investment Co., Ltd. to acquire multifamily properties in several key markets in Japan with Wachovia Development Corporation as its partner. Since 2005, KW Investment Co. has invested more than $200 million of equity in the acquisition of 2,410 multifamily units, totaling approximately one million square feet. Including its prior investment experience through what is now Kenedix, Kennedy-Wilson has invested a total of approximately $1.7 billion in the acquisition of 81 investments, primarily in multifamily and office properties.

  (iv)
  U.S. Other Real Estate—Since 1999, Kennedy-Wilson has invested approximately $225 million of equity in the acquisition of retail, industrial, residential and other real estate-related investments in the U.S.

  •
  In addition to its joint ventures, Kennedy-Wilson manages several closed-end funds. Below are the descriptions of Kennedy-Wilson's closed-end funds, including traditional and Double Bottom Line funds:

  (i)
  KWI Property Fund I, L.P. closed with $62.5 million of capital commitments in August 2000. This fund has reached the end of its investment period and is now focused on harvesting the value created from the successful execution of each investment's business plan.

  (ii)
  KWI Property Fund II, L.P. closed with $106 million of capital commitments in October 2005. This fund is currently fully invested and is now focused on harvesting the value created from the successful execution of each investment's business plan.

          Kennedy-Wilson manages two Double Bottom-Line funds that seek to provide market rate returns for investors and positive social, economic and environmental benefits to the communities in which they invest. The Double Bottom-Line Funds are typically geographically focused on a specific target market.

  (iv)
  Bay Area Smart Growth Fund II is a $125 million fund focused on a nine county region in the San Francisco bay area.

  (v)
  Northwest Louisiana Community Development Fund I is a $40 million fund focused on a ten parish region surrounding the Shreveport/Bossier region of northwest Louisiana.

        The following table sets forth certain general information with respect to three of Kennedy-Wilson's materially important property investments: Woodstone Apartment Homes, an apartment complex located in Lompoc, California, The Mercury, a condominium tower located in Los Angeles, California, and The Shores and The Cove, a condominium complex located in Richmond, California:

Property	Woodstone Apartment Homes	The Mercury	The Cove and The Shores
Location	Lompoc, CA	Los Angeles, CA	Richmond, CA
Type	Multifamily	Finished Condos	Finished Condos/Multifamily
Units	204	149	484

Property	Woodstone Apartment Homes	The Mercury	The Cove and The Shores
Square Feet	146,580	158,238	396,978
Acquisition Date	March 2005	June 2009	June 2008
Business Plan	Value-add	Liquidate Distressed Condominium Project	Operate unsold condominiums as apartments until market improves to allow for profitable sales
Ownership	Fee Simple	Fee Simple	Fee Simple
Kennedy-Wilson Ownership Percentage	95.6%	50.5%	19.78%
Loan Balance	$20,740,000	A Note—$18,950,000 B Note—$7,165,000	$65,249,799
Loan Type	Interest only	A Note—Interest only, principal due upon sale of units B Note—Interest and principal due upon sale of units	Interest only
Fixed Interest Rate	6.16% on initial advance of $18,600,000	A Note—9% Fixed Rate B Note—15% Fixed Rate	N/A
Floating Interest Rate	1-month LIBOR plus 1.25% on subsequent advances	N/A	1-month LIBOR plus 1.45%; Swaps peg LIBOR at 3.33% on $9,300,000 and 2.98% on $9,300,000 to 6/27/2011. Swaps
peg LIBOR at 3.34% on $20,700,000 and 2.98% on $20,700,000 to 6/27/2011.
Maturity Date	January 2010	July 2011	June 2011
Extensions	2 1-yr extensions	N/A	2 1-yr extensions
Loan Balance Due at Maturity	$20,740,000	A Note—$18,950,000 B Note—$7,165,000	$65,249,799

Property	Woodstone Apartment Homes	The Mercury	The Cove and The Shores
Loan Collateral	Property	Property	Property
Prepayment Provision	Open during last 90 days of loan. Prior to that it is prepaid with lender Make Whole	N/A	Release prices of 135% of loan basis per unit
Principal Terms of Sale	N/A	Selling individual units	N/A
Renovation / Improvement Plan	Complete	None.	None.
Competitive Conditions	Occupancy exceeds market competitors. Limited supply coming online. Rents have been adjusted to retain tenants to address economic conditions.	There is only one comparable project in Los Angeles' Koreatown that offers similar amenities but at much higher price points.	Occupancy has increased from 75% at closing to a high of 97%. Occupancy continues to exceed budget of 95%.
Kennedy-Wilson re-launched the project with a new sales and marketing campaign at prices that have met the market.
Notes: RSF stands for rentable square feet.
The Mercury loans (A and B) were paid off as of 9/30/09.

        The following table sets forth certain information with respect to the tenancy, leases and occupancies of Woodstone Apartment Homes, The Mercury and The Cove and The Shores:

Property	Woodstone Apartment Homes	The Mercury	The Cove and The Shores
Square Feet	146,580	158,238	396,978
Occupancy—2009	96.08%	N/A	95.70%
Occupancy—2008	88.26%	N/A	96.00%
Occupancy—2007	97.55%	N/A	N/A
Occupancy—2006	94.12%	N/A	N/A
Occupancy—2005	91.20%	N/A	N/A
Major Tenants (=>10% of RSF)	None	N/A	None
Major Tenant Business / Occupation	None	N/A	None
Average Monthly Rent—2009	$897 / Unit	N/A	$1,304 / Unit
Average Monthly Rent—2008	$929 / Unit	N/A	$1,316 / Unit
Average Monthly Rent—2007	$927 / Unit	N/A	N/A
Average Monthly Rent—2006	$893 / Unit	N/A	N/A
Average Monthly Rent—2005	$834 / Unit	N/A	N/A
Lease Expirations in 2009	71	N/A	410
Lease Expirations in 2010	133	N/A	74
Annual Rent for Expiring Leases—2009	$764,244	N/A	$6,453,444
Annual Rent for Expiring Leases—2010	$1,431,612	N/A	$1,103,256
RSF covered by Expiring Leases—2009	51,016	N/A	339,020
RSF covered by Expiring Leases—2010	95,564	N/A	57,958
Percentage of Gross Annual Rent for Expiring Leases—2009	34.8%	N/A	85.4%
Percentage of Gross Annual Rent for Expiring Leases—2010	65.2%	N/A	14.6%
Note: RSF stands for rentable square feet.

KW Services

        Through its services group, KW Services, Kennedy-Wilson offers a comprehensive line of real estate services for the full life-cycle of real estate ownership and investment. KW Services provides property management, auction marketing, brokerage, construction and trust management services to financial institutions, other institutional clients and individual investors. Through its extensive network of property managers and brokers, KW Services provides access to real-time market knowledge and trends, along with proprietary deal flow to KW Investments.

  •
  Property & Asset Management—Kennedy-Wilson currently manages 40 million square feet of office, industrial, and retail properties for over 50 institutional clients and individual investors both in the U.S. and Japan.

  •
  Auction Services—Since inception in 1977, Kennedy-Wilson has sold more than $5.0 billion of third-party real estate through the auction process. Kennedy-Wilson is considered one of the leaders in auction marketing, having sold various property types on a global basis. The Auction Services group conducts live and online auctions and executes accelerated marketing programs for all types of residential and commercial real estate.

  •
  Commercial Brokerage—The Commercial Brokerage group is comprised of Investment Sales and Leasing groups. The Investment Sales group specializes in innovative marketing programs tailored to client objectives for all types of real estate and various financial instruments collateralized by real estate. Its real estate professionals in the U.S. and Japan have extensive expertise in marketing, property and loan valuation, asset management, equity and debt sourcing, joint venture formation and financing and real estate acquisition advisory services. The Leasing group is a leader in both landlord and tenant representation. The group provides clients with a full complement of brokerage services for office, industrial, land, multifamily, retail and capital markets disciplines.

  •
  Construction Management—The Construction Management group provides construction and project management services to institutional, corporate and individual clients in all areas of commercial and residential real estate. This group provides a full array of services including site and feasibility analysis, land planning and project design, selection of consultants, financing, bidding and construction administration.

  •
  Trust Management—The Trust Management group provides asset and property management services to some of the largest global banks and trust companies holding investment real estate in the U.S., as trustees on behalf of private and institutional fiduciary accounts.

Kennedy-Wilson Strengths

        Kennedy-Wilson believes it has a unique platform from which to execute its investment and services strategy due to the fact it has both an auction business and investment platform. Kennedy-Wilson believes that its platform provides significant competitive advantages over other real estate buyers operating stand-alone or investment-focused firms and may allow Kennedy-Wilson to generate superior risk-adjusted returns. Kennedy-Wilson's investment strategy focuses on investments that offer significant appreciation potential through intensive property management, leasing, repositioning, redevelopment and the opportunistic use of capital.

        Kennedy-Wilson competitive advantages include:

  •
  Transaction Experience—Kennedy-Wilson's executive committee has more than 125 years of combined real estate experience and has been working and investing together on average for over a decade. Members of the Executive Committee have collectively acquired, developed and managed in excess of $15 billion of real estate investments in the U.S. and Japan through various economic cycles at Kennedy-Wilson and throughout prior careers.

  •
  Extensive Relationship and Sourcing Network—Kennedy-Wilson leverages its services business in order to source off-market deals. In addition, the Executive Committee and the Kennedy-Wilson acquisition team have transacted business in nearly every major metropolitan market on the west coast of the U.S., as well as in Japan. Their local presence and reputation in these markets has enabled them to cultivate key relationships with major holders of property inventory, in particular financial institutions, throughout the real estate community.

  •
  Structuring Expertise and Speed of Execution—Prior acquisitions completed by Kennedy-Wilson have taken a variety of forms including direct property investments, joint ventures, exchanges involving stock or operating partnership units, participating loans and investments in performing and non-performing mortgages with the objective of long-term ownership. Kennedy-Wilson believes it has developed a reputation of being able to quickly execute, as well as originate and creatively structure acquisitions, dispositions and financing transactions.

  •
  Vertically-Integrated Platform for Operational Enhancement—Kennedy-Wilson is comprised of over 300 professionals in both KW Investments and KW Services, with 21 regional offices throughout the U.S. and Japan. This diversified business model is aimed at ensuring success through real estate cycles. Kennedy-Wilson has a hands-on approach to real estate investing and possesses the local expertise in property management, leasing, construction management, development and investment sales, which Kennedy-Wilson believes enables it to invest successfully in its selected submarkets.

  •
  Risk Protection and Investment Discipline—Kennedy-Wilson underwrites its investments based upon a thorough examination of property economics and a critical understanding of market dynamics and risk management strategies. Kennedy-Wilson conducts an in-depth sensitivity analysis on each of its acquisitions. This analysis applies various economic scenarios that include changes to rental rates, absorption periods, operating expenses, interest rates, exit values and holding periods. Kennedy-Wilson uses this analysis to develop its disciplined acquisition strategies.

Strategy and Target Markets

        Kennedy-Wilson's investment style and philosophy have been consistent to its approach over the past decade and seeks to drive the ongoing strategy for future investments. The three core fundamentals include:

  •
  Significant proprietary deal flow from an established network of industry relationships;

  •
  Focus on a systematic research process with a disciplined approach to investing; and

  •
  Superior in-house operating execution.

        Kennedy-Wilson continues to focus primarily on equity real estate investments, utilizing leverage where determined appropriate. In addition, Kennedy-Wilson also acquires real estate-related financings, such as a first trust deeds. Specifically, the investment strategy of Kennedy-Wilson focuses on the following situations:

  •
  Financially distressed/ownership situations;

  •
  Under-managed or under-leased assets; and

  •
  Repositioning opportunities.

        Kennedy-Wilson intends to pursue acquisition opportunities for its current investment platforms as follows:

  •
  Commercial Platform—Take advantage of office, industrial and retail debt maturities;

  •
  Funds—Value add / opportunistic strategy; dedicated capital for a variety of deal types;

  •
  Condo Platform—Distressed condo deals; reposition and exit;

  •
  Residential Platform—Combination of current return from multi-family projects and capital return from condo projects; and

  •
  First Trust Deed Platform—Fills void in lending market; provides 10% + unlevered current yield and potential to own real estate at very attractive basis in event of foreclosure.

        Kennedy-Wilson's initial target submarkets, which include southern California, the San Francisco Bay area, the Puget Sound area (Greater Seattle), Hawaii and the Greater Tokyo area, share certain similar characteristics that Kennedy-Wilson believes can create investment opportunities. Among these commonalities are dense populations, high barriers to entry, scarcity of land and supply constraints.

        KW Services plays a critical role in supporting Kennedy-Wilson's investment strategy and various platforms. KW Services intends to continue to facilitate the gathering of local market intelligence and market data for evaluating and valuing investments, generate proprietary transaction flow and create value once an investment is made through efficient implementation of asset management or repositioning strategies.

Industry and Market Overview

United States

        Kennedy-Wilson believes that the acquisition outlook for 2010 and beyond is one of opportunity. Since capitalization rates have begun to rise and based on Kennedy-Wilson's market analysis, well-capitalized investors will potentially be able to purchase properties at significant discounts to historical cost that may provide significant cash-on-cash returns. The recent credit crunch in the financial markets has dried up liquidity. As a result, many financial institutions have been forced to mark-to-market or sell both their performing and non-performing assets in order to firm up their balance sheets. Kennedy-Wilson believes that U.S. financial institutions and public traded companies, such as Real Estate Investment Trusts, will continue to be forced sellers of their real estate hard assets and loans for the next several quarters.

        Due to the current disarray in the financial markets, many U.S. real estate markets are experiencing a downturn in occupancy and property values. Unlike the last cycle, this downturn has been driven by the lack of liquidity and the tightening of the credit markets rather than by an oversupply of new product. Kennedy-Wilson believes that underlying real estate fundamentals have remained solid, particularly in major metropolitan and downtown areas where supply constraints exist, and companies continue to consolidate in proximity to their corporate headquarters. Also, downward pricing pressures exist that create potential buying opportunities. Kennedy-Wilson will seek to exploit the opportunities caused by the current economic downturn and closed capital markets by identifying the cities and submarkets that have the most predictable, near-term positive indicators.

        Kennedy-Wilson believes the recent economic, capital and credit markets events will create tremendous buying opportunities as properties may be purchased at significant discounts to historical cost. Many asset dispositions will result from:

  •
  forced liquidation through bankruptcy proceedings;

  •
  companies reducing real estate portfolios to raise cash to shore up their balance sheets; and

  •
  highly leveraged property owners who will have loans come due between 2009 and 2011 and will be unable to refinance.

        As sellers are under greater pressure to move assets off of their balance sheets, Kennedy-Wilson's strong sourcing relationships will position Kennedy-Wilson as the buyer of choice to acquire properties at steep discounts. Sellers will look to firms that they have relationships with and can execute quickly and discreetly. Kennedy-Wilson has long-standing relationships with healthy regional and international lenders who have expressed an ability and willingness to offer financing for investments.

        Although interest rates remain low, the lack of available debt has constrained highly-leveraged buyers. Kennedy-Wilson believes that the timing of the real estate market cycle combined with Kennedy-Wilson's deep market relationships, systematic research process and cross-platform synergies will be crucial to its potential success.

Japan

        Kennedy-Wilson predicts that Japan, while still subject to the same market forces affecting economies across the globe, will likely experience a downturn that is shorter than that in other industrialized economies as the Japanese banking system remains strong relative to its peers. Kennedy-Wilson believes that the country's economy is in a better position to weather current economic conditions relative to the economies of certain other countries because over the past decade Japanese households generally have saved money, and companies have steeply reduced their debt as a proportion of GDP. In the current credit environment, as in the U.S., highly-leveraged investors in Japan have been forced to reduce their debt resulting in a rise in capitalization rates.

        Japan's current demographic trends include an influx of migration to major cities creating strong demand for housing. Kennedy-Wilson's research shows that real estate fundamentals have remained strong in Greater Tokyo's residential market, and, in particular, in Tokyo's three major wards: Minato-ku, Shibuy-ku, and Setagaya-ku. With diminishing supply of new inventory due to stricter building regulations imposed in 2007, rents for quality assets are expected to remain strong while vacancy rates remains stable. Kennedy-Wilson expects that properties in the Greater Tokyo area that are newer and of higher quality will remain target assets for acquisition by many institutional investors.

Competition

        Kennedy-Wilson competes with a range of both local and national real estate firms, individual investors and corporations. Because of Kennedy-Wilson's unique combination of businesses, it competes with brokerage and property management companies as well as companies that invest in real estate and distressed notes. The brokerage and property management businesses are both highly fragmented and competitive. Kennedy-Wilson competes with real estate brokerage companies on the basis of its relationship with property owners, quality of service, and commissions charged. Kennedy-Wilson competes with property management and leasing firms also on the basis of its relationship with clients, the range and quality of services provided, and fees and commissions charged. Kennedy-Wilson's investment operations compete to varying degrees with real estate investment partnerships and other investment companies. Kennedy-Wilson competes with these other investors on the basis of its relationship with the sellers and the amounts that it pays for the investments acquired.

        Kennedy-Wilson differentiates itself from other firms in the industry with its full service, investment oriented structure. Whereas most other firms use an investment platform to obtain additional service business revenue, Kennedy-Wilson uses its service platform to enhance the investment process and ensure the alignment of interest with its investors.

        Since each market and opportunity is unique, different competitors surface in each transaction. Due to its proprietary sourcing capabilities, Kennedy-Wilson often acquires properties in off-market transactions where it faces limited competition. In more widely marketed transactions, Kennedy-Wilson's significant on-the-ground operations provide insight into market conditions and trends that it believes allows for informed acquisition strategies.

        In contrast to Kennedy-Wilson's vertically-integrated platform and deep market knowledge, many large institutional players act as "asset allocators" and rely on firms similar to Kennedy-Wilson and the third-party brokerage community to source their deals. These competitors tend to focus on large, widely-marketed "Class A" properties that do not require significant on-the-ground expertise, hands-on redevelopment or local market knowledge.

        Kennedy-Wilson also competes for investment opportunities with regional investors and developers who understand the local markets but lack the equity to close deals with their own capital.

        Due to its reputation for certainty of close, capital availability and discretion in publicizing deals, Kennedy-Wilson is often able to acquire properties even when it is not the highest bidder. Kennedy-Wilson's relationship-driven approach, reputation for certainty of close, local market knowledge and on-the-ground experience strongly position Kennedy-Wilson when compared to its competition.

Kennedy-Wilson's Markets

        Kennedy-Wilson believes that real estate is a local business. With this in mind, Kennedy-Wilson intends to continue to focus on the markets that it knows well through both its investment experience and service businesses. Kennedy-Wilson intends to continue to target markets that it has been successful in historically due to its in-depth knowledge and relationships.

        Kennedy-Wilson's focused research process begins with a macro analysis (economic growth, overall market cycles, property specific cycles, availability and pricing, ranking/evaluation) and ends with a micro analysis (submarket/neighborhood analysis, site analysis, due diligence and risk/return analysis). Kennedy-Wilson will often leverage KW Services to access real-time market knowledge and trends to determine its investment analysis and strategy process and choices of markets/submarkets. This rigorous process continues to be a key driver of Kennedy-Wilson's investment decisions.

        The choice of markets and submarkets for its investment strategy will be based on a research-driven process that involves five stages of extensive analysis.

  •
  Stage 1: Growth Composite of Employment/Population/Income Compared to Nation.  Each city is analyzed using a composite index of growth that weighs the last six years of growth history with the next five years of forecasted employment, population and income trends as compared to the overall nation. The risk of the growth forecast and the stability of the economic base and political climate are also considered at this stage.

  •
  Stage 2: Evaluation of a City's Overall Market Cycle Position by Property Type.  In the second stage, macro market cycle analysis is conducted by property type. Certain statistical adjustments are then applied to the geographical submarkets within each city to determine if a city, and property type is operating above or below "equilibrium," and if market upside potential exists within each city and property type.

  •
  Stage 3: Product Specific Cycle Analysis in Each City.  This stage requires extensive market research and interviews with local experts at the submarket level. In this stage, each product type is evaluated with respect to its upside potential. Three types of cycles and upside potential are measured at this stage:

  •
  occupancy cycle upside,

  •
  rent rate cycle upside, and

  •
  property value upside.

    A key part of this analysis is to determine what discounts from replacement cost and current cash-on-cash returns can be achieved relative to the upside potential for each property type. Kennedy-Wilson seeks to buy well-located properties at prices substantially below replacement cost.

  •
  Stage 4: Evaluation of Product Availability and Pricing.  The focus in this stage is to determine the total product inventory of each targeted property class in the specified market, evaluate recent transactions in the market and submarkets and project the amount of new product that will likely become available for purchase in the future. Based on recent transactions, market studies and interviews with local market experts in each city (brokers, appraisers and market researchers), the expected economics of properties purchased in the future are estimated, including estimates of capitalization rates, rents, occupancy levels and sales prices relative to replacement cost.

  •
  Stage 5: Ranking/Evaluation Relative to Kennedy-Wilson's Investment Strategy.  In the final stage of the evaluation process, the overall desirability of each city for investment is evaluated within the context of the Kennedy-Wilson's investment strategy. The market niches that offer the most upside are identified, and a strategy is developed to capitalize on those niches. During this step, investment allocations are suggested for each city, including the amount of capital to be invested in each city and product type over a defined investment time horizon.

        In parallel with its thorough examination of market dynamics, Kennedy-Wilson conducts an in-depth risk management analysis on each of its acquisitions. This analysis applies various economic conditions and scenario forecasts that include changes to rental rates, operating expenses, interest rates, exit values and holding periods. Kennedy-Wilson uses this analysis to develop its disciplined pricing strategies.

        This market analysis will help to determine the acquisition strategies for a variety of markets and submarkets that have the highest probability for near-term value appreciation and to develop operating and exit strategies that enhance returns and limit risk exposure.

Kennedy-Wilson Clients and Customers

        Kennedy-Wilson has long and extensive relationships with a broad range of prominent institutions with which it has invested through joint venture and fund arrangements and for which it has provided services. These institutions include sovereign funds, financial institutions, insurance companies, pension funds, endowments, money managers and family offices.

Employees

        As of August 3, 2009, Kennedy-Wilson had approximately 300 employees. Kennedy-Wilson considers its relationship with its employees to be good and has not experienced any interruptions of its operations as a result of labor disagreements.

Properties

        Kennedy-Wilson's corporate headquarters is located in Beverly Hills, California. Kennedy-Wilson also has 20 other offices in 10 different states and one office in Japan. The Beverly Hills office operates as the main investment and asset management center for Kennedy-Wilson in the United States, while the Japan office is the main investment and asset management center for the Japanese operations. The remaining office locations primarily operate as property management satellites. In general, Kennedy-Wilson leases all of its offices. In addition, Kennedy-Wilson has on-site property management offices located within properties that it manages. The most significant terms of the leasing arrangements for Kennedy-Wilson's offices are the length of the lease and the rent. Kennedy-Wilson's leases have terms varying in duration. The rent payable under Kennedy-Wilson's office leases varies significantly from location to location as a result of differences in prevailing commercial real estate rates in different geographic locations. Kennedy-Wilson's management believes that except as provided below, no single office lease is material to its business, results of operations or financial condition. In addition, Kennedy-Wilson's management believes there is adequate alternative office space available at acceptable rental rates to meet Kennedy-Wilson's needs, although adverse movements in rental rates in some markets may negatively affect its profits in those markets when it enters into new leases.

        The following table sets forth certain information regarding Kennedy-Wilson's corporate headquarters and regional office located in Austin, Texas.

Location	Use	Approximate Square Footage	Lease Expiration
Beverly Hills, CA	Corporate Headquarters	16,000	12/31/2016
Austin, TX	Regional Office; Disaster Recovery Office	6,864	3/31/2012

Legal Proceedings

        Kennedy-Wilson may be involved in various legal proceedings arising in the ordinary course of business, none of which is material to its business. From time to time, Kennedy-Wilson's real estate management division is named in "slip and fall" type litigation relating to buildings it manages. Kennedy-Wilson's standard management agreement contains an indemnity provision whereby the building owner indemnifies and agrees to defend its real estate management division against such claims. In such cases, Kennedy-Wilson is defended by the building owner's liability insurer.

Management

        The current directors and executive officers of Kennedy-Wilson are as follows:

Name	Age	Position
William J. McMorrow	62	Chairman and Chief Executive Officer
Mary Ricks	45	Co-CEO of KW Commercial Investment Group
Freeman A. Lyle	54	Executive Vice President and Chief Financial Officer
Barry S. Schlesinger	68	Co-CEO of KW Commercial Investment Group
James A. Rosten	51	President of Kennedy-Wilson Properties
Robert E. Hart	51	President of KW Multi-Family Management Group
Donald J. Herrema	57	Executive Vice Chairman and CEO of KW Capital Markets
Kent Mouton	55	Director
Jerry R. Solomon	58	Director
Norm Creighton	74	Director
Thomas Sorell	54	Director
Jeff Hudson*	57	Director
Cathy Hendrickson	62	Director

*
Jeff Hudson will resign upon consummation of the merger. It is proposed that David A. Minella will be elected to fill the vacancy caused by Mr. Hudson's resignation.

        See the section entitled "The Director Election Proposal—Information About the Nominees and Executive Officers" on page 187 for a brief description of the business experience of each Kennedy-Wilson executive officer and director that is expected to be appointed or elected as an executive officer or director of the post-merger company.

KENNEDY-WILSON'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis should be read in conjunction with the financial statements and related notes and the other financial information appearing elsewhere in this proxy statement/prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See the section entitled "Forward-Looking Statements" on page 15 for more information. Actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including those discussed in "Risk Factors" on page 46 and elsewhere in this proxy statement/prospectus.

        In the interest of providing a more complete presentation of Kennedy-Wilson's financial performance since its inception in 1977, this discussion and analysis includes comparisons of: Kennedy-Wilson's consolidated financial results for the six months ended June 30, 2009 as well as Kennedy-Wilson's results for the period from 2006 through 2008.

Overview

        Founded in 1977, Kennedy-Wilson is a diversified, international real estate company that provides investment and real estate services. Kennedy-Wilson has grown from an auction business in one office into a vertically-integrated operating company with over 300 professionals in 21 offices throughout the U.S. and Japan. Kennedy-Wilson is an industry leader, currently owning real estate (through its closed-end funds and joint ventures) and managing over 40 million square feet of residential, multifamily and commercial real estate, including 10,000 apartment units, throughout the U.S. and Japan. Kennedy-Wilson's operations are defined by two core business units: KW Investments and KW Services.

        When reading Kennedy-Wilson's financial statements and the information included in this section, it should be considered that Kennedy-Wilson has experienced, and continues to experience, the same material trends that have affected the nation, and therefore, Kennedy-Wilson's operations and financial condition. It is, therefore, a challenge to predict Kennedy-Wilson's future performance based on its historical results, but Kennedy-Wilson believes that the following material trends assist in understanding the variability of its historical earnings and cash flows and the potential for the future:

Macroeconomic Conditions

        Kennedy-Wilson's business is closely tied to general economic conditions and the real estate industry. As a result, Kennedy-Wilson's economic performance, the value of its real estate and real estate secured notes, and its ability to implement its business strategies may be affected by changes in national and local economic conditions. The condition of the real estate markets in which Kennedy-Wilson operates tends to be cyclical and related to the condition of the economy in the U.S. and Japan as a whole and to the perceptions of investors of the overall economic outlook. Rising interest rates, declining demand for real estate or periods of general economic slowdown or recession have had a direct negative impact on the real estate market in the past and a recurrence of these conditions in the U.S. or a deeper recession in Japan could result in a reduction in Kennedy-Wilson's revenues. In addition, the economic condition of each local market where Kennedy-Wilson operates may be dependent on one or more industries.

        Kennedy-Wilson has experienced in past years, is currently experiencing, and expects in the future to be negatively impacted by, periods of economic slowdown or recession, and corresponding declines in the demand for real estate and related services, within the markets in which it operates. The current economic recession has been extraordinary for its worldwide scope, its severity and its impact on major financial institutions, among other aspects. The current recession and the downturn in the real estate market have resulted in and/or may continue to result in: a general decline in rents due to defaulting tenants or less favorable terms for renewed or new leases; fewer purchases and sales of properties by clients, resulting in a decrease in property management fees and brokerage commissions; a decline in actual and projected sale prices of Kennedy-Wilson's properties resulting in lower returns on the properties in which it has invested; higher interest rates, higher loan costs, less desirable loan terms and a reduction in the availability of mortgage loans and mezzanine financing, all of which could increase costs and could limit Kennedy-Wilson's ability to acquire additional real estate assets; and a decrease in the availability of lines of credit and other sources of capital used to purchase real estate investments and distressed notes.

        Beginning in 2003, economic conditions in the United States rebounded from the economic downturn in 2001 and 2002. The recovery, which positively impacted the commercial and residential real estate markets generally, continued through the second quarter of 2007, helping to improve the revenue in the Kennedy-Wilson services segment, particularly leasing and brokerage revenue. Improved economic conditions also resulted in a general increase in transaction activity, higher occupancy levels, rental rates, and property values, helping to increase the income in the Kennedy-Wilson investments segment as several of its real estate investments were sold.

        Since the third quarter of 2007, U.S. economic activity has progressively weakened due initially to stresses in the residential housing and financial sectors and the impact of sharply higher energy costs. The weakening economic activity developed into a recession, affecting all segments of the economy, in early 2008, as both consumer and business spending dropped. This weakening economic activity, coupled with capital market stresses, led to a global financial disruption in the third quarter of 2008, the consequences of which have continued through the first half of 2009. This disruption caused credit markets to freeze up, investors to become more risk averse and assets of all types, from the riskiest to the most secure, to lose value. These conditions also caused the economy to contract further and job losses to accelerate throughout 2008 and continuing through the first half of 2009. This has resulted in a decline in leasing activity and space absorption, rising vacancy rates and decreasing rents across the United States, which in turn, has reduced Kennedy-Wilson's services revenue, particularly leasing and brokerage revenue. Investment sales activity in the United States has been falling sharply from peak levels in 2007 and has continued to decline through the second quarter of 2009. This decline is the result of an absence of debt financing, weakening property fundamentals, and the re-pricing of risk in the face of economic and market uncertainty. The deteriorating conditions adversely affected Kennedy-Wilson's investments segment throughout 2008 as property values decreased sharply and disposition opportunities were markedly reduced.

        The current economic downturn has also significantly affected countries throughout Asia, including Japan. The worldwide recession has led to falling stock prices and asset values in Asia and reduced economic growth prospects in Asia. Several property markets in Asia have been affected by real estate developments that resulted in an oversupply of completed or partially completed space. Property prices have fallen along with prices of other investments and asset values. These conditions have resulted in a decline in Kennedy-Wilson's investment sales and investment activities in Japan beginning in late 2008 and continuing throughout the first half of 2009.

        A rebound of Kennedy-Wilson's services and investments segments is expected, but contingent on, among other things, the U.S. and Japanese economies resuming their growth and credit markets attaining stability and predictability over a sustained period. Kennedy-Wilson is sensitive to the challenges of the current economic climate and as a vertically intergraded company, Kennedy-Wilson has the in-house expertise and skill sets to navigate through these challenging times by taking advantage of opportunities in real estate and the capital markets. Kennedy-Wilson has been implementing and continues to implement cost-savings measures across its business lines to maximize its competitive position.

International Operations

        Kennedy-Wilson has made investments in Asia, particularly in Japan, and plans to expand its operations and investments in Japan and selected markets throughout Asia in the future. If Kennedy-Wilson is successful in implementing this strategy, the increased scope of its international operations may lead to more volatile financial results and difficulties in managing its businesses. This volatility and difficulty could be caused by, among other things, the following: currency fluctuations, restrictions and problems relating to the repatriation of profits; difficulties and costs of staffing and managing international operations; the burden of complying with multiple and potentially conflicting laws; laws restricting foreign companies from conducting business and unexpected changes in regulatory requirements; the impact of different business cycles and economic instability; political instability and civil unrest; greater difficulty in perfecting its security interests, collecting accounts receivable, foreclosing on security and protecting its interests as a creditor in bankruptcies in certain geographic regions; potentially adverse tax consequences; share ownership restrictions on foreign operations; Japanese property and income taxes, tax withholdings and tariffs; and geographic, time zone, language and cultural differences between personnel in different areas of the world.

        Kennedy-Wilson's revenues from non-U.S. operations have been primarily denominated in the local currency where the associated revenues were earned. Thus, Kennedy-Wilson may experience significant fluctuations in revenues and earnings because of corresponding fluctuations in foreign currency exchange rates. To date, Kennedy-Wilson's foreign currency exposure has been limited to the Japanese Yen. Due to the constantly changing currency exposures to which Kennedy-Wilson will be subject and the volatility of currency exchange rates, there can be no assurance that Kennedy-Wilson will not experience currency losses in the future, nor can Kennedy-Wilson predict the effect of exchange rate fluctuations upon future operating results. Kennedy-Wilson's management may decide to use currency hedging instruments from time to time including foreign currency forward contracts, purchased currency options (where applicable) and foreign currency borrowings. The economic risks associated with these hedging instruments include unexpected fluctuations in inflation rates, which could impact cash flow relative to paying down debt, and unexpected changes in Kennedy-Wilson's underlying net asset position. There can be no assurance that any hedging will be effective.

Acquisitions, Dispositions, and Financings

Acquisitions

        During the six months ended June 30, 2009, Kennedy-Wilson completed the following acquisition transactions:

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  In June 2009, Kennedy-Wilson acquired 149 condominiums for $33.5 million in a renovated condominium tower in Los Angeles, California.

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  In May 2009, Kennedy-Wilson purchased 38 acres of land in Shreveport, Louisiana for $2.25 million. This property will be part of a 50 acre mixed use, multi-purpose development project.

Dispositions

        During the six months ended June 30, 2009, Kennedy-Wilson completed the following disposition transactions:

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  In May 2009, Kennedy-Wilson sold a multifamily property in Napa, California to KW Property Fund III for a contract price of $6.8 million. The property was originally owned in a joint venture partnership between Kennedy-Wilson and Hanover Financial. In December 2008, Kennedy-Wilson acquired Hanover's interest in the property.

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  In March 2009, Kennedy-Wilson sold 136 vacant, finished lots in Lancaster, California for $6.3 million to KW Property Fund III. The lots are planned for single family detached homes.

Financings

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  During 2008, Kennedy-Wilson issued 53,000 shares of Series A Preferred Stock. The holders of the Series A Preferred Stock are entitled to receive dividends quarterly at a per annum rate equal to 7% of the liquidation value of $1,000 per share. The Series A Preferred Stock is senior to all other existing classes and series of shares of stock of Kennedy-Wilson upon dissolution, liquidation, or winding up, to the extent of the aggregate liquidation value and all accrued but unpaid dividends. The Series A Preferred Stock must be converted into shares of Kennedy-Wilson's common stock at any time on or prior to the third annual anniversary, May 2011 through September 2011, of the latest date of the original issuance of any Series A Preferred Stock at a conversion price of $42 per share of common stock. The proceeds from the issuance of the Series A Preferred Stock were $52,354,000, net of expenses related to the offering totaling $646,000.

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  Kennedy-Wilson has entered into a loan agreement with US Bank and East-West Bank that provides Kennedy-Wilson with an unsecured revolving credit facility for use in acquisitions and for working capital purposes in the amount of $30 million. The loan bears interest at a range of rates from prime to prime plus 0.50%, or, at the borrower's option, LIBOR plus 2.50% to LIBOR plus 3.00%. During the six months ended June 30, 2009, the average outstanding borrowings under the line of credit were $20,903,000 with the high and low outstanding balances being $26 million and $12 million, respectively. The borrowings under this loan had interest rates ranging from 3.31% to 3.75% and 3.75% to 5.50% at June 30, 2009, and December 31, 2008, respectively. The principal amount outstanding under this loan was $26,000,000 at June 30, 2009 and $13,500,000 at December 31, 2008. The loan matures in June 2011.

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  In November 2008, Kennedy-Wilson issued a convertible subordinated note with a principal amount of $30 million to Guardian. The note bears interest at a fixed rate of 7%. Interest is payable quarterly with the outstanding principal due in November 2018. The holder of the note may convert the note, in whole or in part, into common stock of Kennedy-Wilson at a conversion price of $40 per share of common stock at any time prior to the tenth anniversary of the original issue date of the note. On October 8, 2009, Kennedy-Wilson and Guardian entered into a letter agreement pursuant to which the parties agreed to amend the Guardian Note, effective only if the merger consummated, to change the conversion price to $37.50 per share and the expiration date for the conversion period to May 3, 2017. At any time on or after the ninth anniversary of the original issue date of the note and prior to the due date, Kennedy-Wilson may demand that the holder of the note convert the note in accordance with the terms of the note.

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  In 2007, Kennedy-Wilson issued junior subordinated debentures with an aggregate principal amount of $40 million. The debentures were issued to a trust established by Kennedy-Wilson, which contemporaneously issued $40 million of trust preferred securities to Merrill Lynch International. The interest rate on the debentures is fixed for the first ten years at 9.06%, and variable thereafter at LIBOR plus 3.70%. Interest is payable quarterly with the principal due in 2037.

Critical Accounting Policies

        Basis of Presentation—The consolidated financial statements include the accounts of Kennedy-Wilson and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, Kennedy-Wilson evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities, or FIN 46R, and to assess whether it is the primary beneficiary of such entities. If the determination is made that Kennedy-Wilson is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R.

        Revenue Recognition—Management and leases fees and commissions revenues are accounted for in accordance with the provisions of SEC Staff Accounting Bulletin 104. Management fees for property and asset management are recognized over time as earned based upon the terms of the management agreement.

        Leasing fees that are payable upon tenant occupancy, payment of rent or other events beyond Kennedy-Wilson's control are recognized upon the occurrence of such events. In the case of real estate sales commissions, this generally occurs when escrow closes. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, Kennedy- Wilson records commission revenues and expenses on a gross basis. Of the criteria listed in the EITF, Kennedy-Wilson is the primary obligor in the transaction, does not have inventory risk, performs all, or part, of the service, has credit risk, and has wide latitude in establishing the price of services rendered and discretion in selection of agents and determination of service specifications.

        Sales of real estate are recognized at the close of escrow when title to the real property passes to the buyer. Kennedy-Wilson follows the requirements for profit recognition as set forth by Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate.

        In accordance with SEC Staff Accounting Bulletin No. 51, or SAB 51, Kennedy-Wilson records gains as a result of equity transactions by its subsidiaries in the consolidated statements of operations.

        Investments in Joint Ventures—Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to 50%, that were formed to acquire, manage, develop and/or sell real estate. Investments in joint ventures which Kennedy-Wilson does not control are accounted for under the equity method of accounting as Kennedy-Wilson can exercise significant influence, but does not have the ability to control the joint venture. An investment in joint ventures is recorded at its initial investment plus or minus Kennedy-Wilson's share of undistributed net income or loss and less distributions. Declines in value of Kennedy-Wilson's investment in joint ventures that are other than temporary are recognized when evidence indicates that such a decline has occurred.

        Profit on the sales of real estate held by joint ventures that have continuing involvement are deferred until such time that the continuing involvement has been resolved and all the risks and rewards of ownership have passed to the buyer. Profit on sales to joint ventures in which Kennedy-Wilson retains an equity ownership interest results in partial sales treatment in accordance with the provisions of SFAS 66 and Statement of Position 78-9, thus deferring a portion of the gain on Kennedy-Wilson's continuing ownership percentage in the joint ventures.

        One of Kennedy-Wilson's investments in joint ventures, KW Property Fund III, L.P. is, for GAAP purposes, an investment company under the AICPA Audit and Accounting Guide Investment Companies. Thus, the fund reflects its investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in earnings. Kennedy-Wilson has retained the specialized accounting for the fund pursuant to EITF Issue No. 85-12, Retention of Specialized Accounting for Investments in Consolidation in recording its equity in joint venture income from the fund.

        Fair Value Measurements—On January 1, 2008, Kennedy-Wilson adopted the provisions of FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

        Goodwill—Goodwill results from the difference between the purchase price and the fair value of net assets acquired based upon the purchase method of accounting for business combinations. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, or SFAS 142, goodwill is no longer amortized, but instead is reviewed for impairment at least annually by Kennedy-Wilson management. In testing for impairment in accordance with SFAS 142, goodwill is assigned to the reporting unit based upon the amount of goodwill generated at the time of acquisition of the businesses by the reporting unit. An earnings multiple appropriate to the respective reporting unit was applied to the cash basis net operating income of the reporting unit. This process enables a fair approximation of the reporting unit's value, which is then compared to the net book value of the reporting unit. As a result of the evaluation performed of its goodwill as described above, Kennedy-Wilson has determined that there was no goodwill impairment as of December 31, 2008.

        Long-Lived Assets—Kennedy-Wilson reviews its long-lived assets (excluding goodwill) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

        Discontinued Operations—Kennedy-Wilson presents components as discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations in a disposal transaction where Kennedy-Wilson will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of Kennedy-Wilson. Because each of its real estate assets generally constitutes a discrete subsidiary, many assets that Kennedy-Wilson holds for sale in the ordinary course of business must be reported as a discontinued operation unless it has significant continuing involvement in the operations of the asset after its disposition. Furthermore, operating profits and losses on such assets are required to be recognized and reported as operating profits and losses on discontinued operations in the periods in which they occur. Interest expense is only allocated to discontinued operations to the extent that the interest is specific to the component.

        Share-Based Payment Arrangements—Kennedy-Wilson accounts for its share-based payment arrangements under the provisions of FASB Statement No. 123(R), Share-Based Payments. The statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the share-based award. The cost of employee services is recognized over the period during which an employee provides service in exchange for the share-based payment award.

        Fair Value Option—Effective January 1, 2008, Kennedy-Wilson adopted the provisions of FASB Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities, or Statement 159. Statement 159 gives Kennedy-Wilson the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value.

        Income Taxes—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, as of January 1, 2007, Kennedy-Wilson recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, Kennedy-Wilson recognized the effect of income tax positions only if such positions were probable of being sustained. There was no impact upon adoption. Kennedy-Wilson records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

Results of Operations

        The following compares results of operations for the periods ending June 30, 2009 and June 30, 2008, as well as the years ended 2008, 2007, and 2006.

Kennedy-Wilson Consolidated Financial Results and Comparison of six months ended June 30, 2009 and six months ended June 30, 2008

        Kennedy-Wilson's revenues for the six months ended June 30, 2009 and six months ended June 30, 2008 were $19.3 million and $16.5 million, respectively. Total operating expenses for the same periods were $20.6 million and $14.7 million, respectively. Net loss attributable to the Kennedy-Wilson common stockholders was $6.4 million for the six months ended June 30, 2009 compared to net loss of $0.2 million attributable to the Kennedy-Wilson common stockholders for the six months ended June 30, 2008.

  Revenues

                Services Segment Revenues

        In the six months ended June 30, 2009, management and leasing generated revenues of $9.3 million (including related party fees of $2.7 million), representing 48% of Kennedy-Wilson's total revenue, compared to approximately $8.3 million (including approximately $3.9 million in related party fees) and 48% of total revenue in the six months ended June 30, 2008. Comparing the two six-month periods, management and leasing fees increased 11% primarily due to increased asset management fees associated with KW Property Funds II and III. Management and leasing fees include asset management, construction management, leasing services, engineering and other services to property owners.

        Commissions revenues in the six months ended June 30, 2009 decreased to $2.5 million (including approximately $0.3 million in related party fees), representing 13% of total revenues compared to commission revenues in the six months ended June 30, 2008 of $7.1 million (including related party fees of approximately $2.9 million). Acquisition fees decreased $3.6 million in the six months ended June 30, 2009 as compared to the six months ended June 30, 2008. The decrease can be attributed primarily to the current disarray in the debt and equity markets, which has caused a reduction in the acquisition of commercial and apartment properties and the related acquisition fees. Kennedy-Wilson's brokerage activities provide clients and Kennedy-Wilson with development and implementation of marketing plans, sealed bid auctions and open bid auctions.

                Investments Segment Revenues

        Rental income increased 22% to $1.3 million in the six months ended June 30, 2009 from $1.0 million in the six months ended June 30, 2008. Rental income includes rental and other income from properties in which Kennedy-Wilson holds a controlling interest. The acquisition of an office property in Japan in 2008 was the main cause for the increase in rental income.

        Sale of real estate for the six months ended June 30, 2009 produced gross revenue of $6.3 million related to the sale of land in southern California to KW Property Fund III. Kennedy-Wilson has a 5% investment in KW Property Fund III.

  Operating Expenses

        Operating expenses in the six months ended June 30, 2009 were approximately $20.6 million, representing a 40% increase over $14.7 million in the six months ended June 30, 2008. This increase was due to the cost of real estate sold associated with the sale of land in southern California.

                Services Segment Operating Expenses

        Commissions and marketing expenses increased to $1.4 million in the six months ended June 30, 2009 from $1.1 million in the six months ended June 30, 2008. The increase in commission expense corresponds to the higher percentage of auction fees in commission revenues in the first six months of 2009 compared to 2008, which incur the majority of commission expenses. As noted above, commission revenue for the first six months of 2008 included a greater component of acquisition fees, which incur a relatively minor portion of expenses.

        Compensation and related expenses were approximately $7.9 million in the six months ended June 30, 2009, down 9% from $8.6 million in the six months ended June 30, 2008. The change was due primarily to the decrease in bonuses due to the decline in operating results as well as the reduction of staff during the first half of 2009.

        General and administrative expenses were $1.6 million in the six months ended June 30, 2009, representing a 20% decrease from expenses of $2.0 million in the six months ended June 30, 2008. The change was primarily attributable to the implementation of cost cutting measures. Additionally, the acquisition of four commercial properties in the Los Angeles area increased the payroll reimbursements for property management services.

                Investments Segment Operating Expenses

        Rental operating expenses in the six months ended June 30, 2009 and 2008 were approximately $0.7 million and $0.3 million, respectively. Rental operating expense includes operating expenses from properties, in which Kennedy-Wilson holds a controlling interest. The increase of 114% can be attributed to the operating expense from a condominium project that was acquired in June 2009 and a large apartment project acquisition in February 2008. The apartment project was included for six months in 2009 in comparison to four and a half months in 2008.

        Cost of real estate sold was $5.8 million for the six months ended June 30, 2009 and relates to the disposition of land in southern California and the sale of an apartment building in northern California. Cost of real estate sold was zero for the six months ended June 30, 2008 as Kennedy-Wilson did not recognized any sales outside of joint venture partnerships.

                Other Operating Expenses

        Other operating expenses were $2.5 million in the six months ended June 30, 2009, up 43% from $1.8 million in the six months ended June 30, 2008. The increase resulted primarily from an expense of $0.6 million related to stock options granted during 2009.

        Depreciation and amortization expense decreased to $0.4 million in the six months ended June 30, 2009, a 12% decrease from $0.5 million in the six months ended June 30, 2008. The change was primarily due to the sale of an office building in southern California in 2008.

  Investments Segment Equity in Joint Venture Income

        Investments in joint ventures generated a loss of $0.5 million during the six months ended June 30, 2009, a decrease of 130% from income of $1.5 million recorded in the six months ended June 30, 2009. Kennedy-Wilson sold two assets during the first six months of 2008 as compared to one sale during the same period of 2009.

  Non-Operating Items

        Interest and other income was $0.2 million in the six months ended June 30, 2009, compared to $0.5 million in the six months ended June 30, 2008. The change was due to lower interest income on bank and escrow deposits, which resulted from decrease in interest rates. In addition, a note receivable was paid off in the first half of 2008.

        Interest expense was $5.1 million in the six months ended June 30, 2009, an increase of 49% compared to $3.4 million in the six months ended June 30, 2008. The increase was due, in part, to the debt service of approximately $1.0 million on a $30 million subordinate convertible loan originated in November 2008. Additionally, the interest expense increased by approximately $0.4 million 2009 for two assets, in which Kennedy-Wilson holds a controlling interest.

        Other than temporary impairment on available-for-sale security of $0.3 million represents the write-down of the value of a stock investment during the six months ended June 30, 2009. There was no write-down during the six months ended June 30, 2008.

        The benefit from income taxes was approximately $2.2 million for the six months ended June 30, 2009, compared to the income tax provision of approximately $0.2 million for the six months ended June 30, 2008. The change was due to change in income before provision for income taxes.

        Income of approximately $0.3 million attributable to a non-controlling interest in three properties was recognized for the six months ended June 30, 2009.

Kennedy-Wilson Consolidated Financial Results and Comparison of years ended December 31, 2008 and 2007

        Notwithstanding the current disarray in the capital markets, especially the debt and equity markets that most significantly affect real estate, Kennedy-Wilson is uniquely positioned because it is a full service real estate operating company to take advantage of the opportunities arising from the current economic difficulties that affect real estate. In 2008, the general shortage of available equity and debt, was overcome through Kennedy-Wilson's extensive relationships in the capital markets that allowed Kennedy-Wilson to place debt for those properties that met Kennedy-Wilson's criteria as appropriate and potentially profit producing investments. This ability to properly provide for the capitalization of investments made available to Kennedy-Wilson, through its extensive relationships in the real estate markets, enables Kennedy-Wilson to acquire well located, income producing properties that are not distressed from owners that have distressed financial positions. Current economic conditions have not only made available to Kennedy-Wilson excellent buying opportunities but also have provided additional opportunities for our real estate service groups such as our auction group and our asset and property management divisions where experience and professional excellence is being sought by distressed real estate owners. Kennedy-Wilson is sensitive to the challenges of the current economic climate and as a vertically intergraded company, Kennedy-Wilson has the in-house expertise and skill sets to navigate through these challenging times by taking advantage of opportunities in real estate and the capital markets. Kennedy-Wilson has been implementing and continues to implement cost-savings measures across its business lines to maximize its competitive position.

        Kennedy-Wilson's revenues for the year ended December 31, 2008 and the year ended December 31, 2007 were $32.2 million and $33.4 million, respectively. Total operating expenses for the same periods were $32.6 million and $43.2 million, respectively. Operating income included equity in income of joint ventures of $10.1 million for 2008 and $27.4 million for 2007. Net loss attributable to the Kennedy-Wilson common stockholders in 2008 was $1.7 million compared to net income attributable to the Kennedy-Wilson common stockholders of $9.4 million in 2007.

  Revenue

                Services Segment Revenues

        In 2008, management and leasing generated revenue of $19.1 million (including related party fees of $8.4 million), representing 59% of Kennedy-Wilson's total revenue, compared to approximately $20.1 million (including related party fees of approximately $10.3 million) and 60% of total revenue in 2007. Management and leasing fees include asset management, construction management, leasing services, engineering and other services to property operators. Management fees and leasing fees in aggregate decreased by approximately 5% primarily due to the decrease in the total number of multifamily properties under management. Lower interest rates and favorable loan terms resulted in increased number of building sale transactions in 2007, including some of the buildings managed by Kennedy-Wilson. Construction management fees declined primarily due to completion of major renovation projects.

        Commission revenues in 2008 decreased 22% to $10.2 million (including approximately $4.3 million in related party fees), representing 32% of total revenues compared to commission revenues in 2007 of $13.2 million (including related party fees of approximately $8.9 million). Kennedy-Wilson's brokerage activities provide clients and Kennedy-Wilson with development and implementation of marketing plans, sealed bid auctions and open bid auctions. The increase in auction activity resulted in an increase of residential commissions of approximately $1.5 million in 2008. The decrease in transaction activity across all commercial asset classes led to a decrease of approximately $4.4 million in acquisition, disposition, and financing fees.

                Investments Segment Revenues

        Rental income increased to $2.4 million in 2008 from $100,000 in 2007. Rental income was 8% of total revenue in 2008. Rental income includes rental and other revenue from properties, in which Kennedy-Wilson has a controlling interest. The acquisition of several assets, including an office building in Japan and an apartment project in California, was the main cause for the increase in rental income.

        Interest and other income totaled $0.6 million in 2008, compared to no income in 2007. The change can be attributed to the gain on sale of Kennedy-Wilson's membership interest in an office building in southern California. Kennedy-Wilson has continued to provide property management service to the property after the sale and is, therefore, not included in discontinued operations.

  Operating Expenses

        Operating expenses in 2008 were approximately $32.6 million, representing a decrease of 25% from $43.2 million in 2007. The decrease in operating expenses was primarily due to decrease in compensation and related expenses.

                Services Segment Operating Expenses

        Commissions and marketing expenses increased to $2.8 million in 2008 from $2.1 million in 2007. While most commission and marketing expenses decreased due to decreased commercial transactions, the auction commission and business development expenses combined increased by approximately $1 million.

        Compensation and related expenses were approximately $16.9 million in 2008, up 8% from $15.6 million in 2007. The change was primarily a result of increase in staff to meet the needs of the increased residential auction and fund management activities.

        General and administrative expenses were $4.0 million in 2008, representing a 19% decrease from 2007 expenses of $4.9 million. The change was primarily due to the implementation of cost cutting measures in 2008.

                Investments Segment Operating Expenses

        Rental operating expense increased to $1.5 million in 2008 from $34,000 in 2007. Rental operating expense includes operating expenses from properties, in which Kennedy-Wilson has controlling interest. The acquisition of several assets, including an office building in Japan and an apartment project in California, was the main cause for the increase in rental operating expense.

        Depreciation and amortization expense was $0.7 million in 2008, compared to $22,000 in 2007. The change was due to the acquisition of an apartment project in California.

                Other Operating Expenses

        Other operating expenses were approximately $5.7 million in 2008, down 71% from $19.7 million in 2007. The change was primarily due to the decrease in bonuses, which resulted from the decline in operating results in 2008.

  Investments Segment Equity in Joint Venture Income

        Equity in joint venture income totaled approximately $10.1 million in 2008, a decrease of 63% compared to $27.4 million recognized in 2007. The revenue from joint venture investments includes income from the operation and sale of numerous real estate investments in the U.S. which are owned primarily in joint ventures with institutional investor partners. Six residential investments and one commercial investment were sold in 2008 as compared to ten residential investments, two commercial investments, and one land investment sold in 2007.

  Investments Segment Non-Operating Items

        Interest expense was $2.0 million in 2008 compared to $0.3 million in 2007. The increase was primarily due to the acquisition of several assets, including an office building Japan and apartment project in California in 2008.

  Other Non-Operating Items

        Other non-operating items were $6.1 million in 2008, an increase of 56% compared to $3.9 million in 2007. The change was primarily due to $0.3 million in additional debt service under a junior subordinated note and debt service of $1.3 million for a new $15 million loan.

        Other-than-temporary impairment on available-for-sale security, loss was $0.4 million and relates to Kennedy-Wilson's recognition of an impairment loss on a stock investment in 2008. There was no impairment loss or income recognized in 2007.

        The provision for income taxes was approximately $0.6 million for 2008 compared to $4.4 million in 2007 as a result of the change in income before provision for income taxes.

        Outside of joint ventures, there were no sales of real estate in 2008. In 2007, Kennedy-Wilson executed the sale of a commercial project in southern California for $39.4 million. Income from discontinued operations included the net gain of $2.8 million from this sale.

        Net income attributable to the noncontrolling interests was approximately $54,000 in 2008, a decrease of approximately 98% compared to approximately $2.4 million in 2007. The decrease was related to a non-controlling interest in a commercial project in southern California, which was sold in 2007.

Kennedy-Wilson Consolidated Financial Results and Comparison of years ended December 31, 2007 and 2006

        Kennedy-Wilson's revenues for the year ended December 31, 2007 and the year ended December 31, 2006 were $33.4 million and $26.5 million, respectively. Total operating expenses for the same periods were $43.2 million and $34.6 million, respectively. Operating income included equity in income of joint ventures of $27.4 million for 2007 and $14.7 million for 2006. Net income attributable to the Kennedy-Wilson common stockholders for the same periods was $9.4 million and $6.0 million, respectively.

  Revenues

                Services Segment Revenues

        In 2007, management and leasing generated revenue of $20.1 million (including related party fees of $10.2 million), representing 60% of Kennedy-Wilson's total revenue, compared to $16.6 million (including related party fees of $8.2 million) and 63% of total revenue in 2006. Management and leasing fees include asset management, construction management, leasing services, engineering and other services to property operators. Management and leasing fees increased approximately 21% in 2007 due to increased fees earned by the property management group of $1.5 million, the asset management fees from a newly formed real estate fund and a disposition fee in 2007 of $1.4 million on the sale of a commercial property in southern California.

        Commission revenues in 2007 increased 33% to $13.2 million (including related party fees of $8.9 million), representing 39% of total revenues compared to commission revenues in 2006 of $9.9 million (including related party fees of approximately $7.9 million). Kennedy-Wilson's brokerage activities provide clients and Kennedy-Wilson with development and implementation of marketing plans, sealed bid auctions and open bid auctions. Increased residential auction activity raised residential commission revenues by approximately $2.4 million in 2007. Commercial commissions also increased by nearly $0.5 million in 2007 due to acquisition and financing fees for several large transactions.

                Investments Segment Revenues

        Rental income increased to $100,000 in 2007 from zero in 2006. Rental income includes rental and other income from properties, in which Kennedy-Wilson held a controlling interest. The acquisition of a commercial property in southern California contributed to the increase in rental income.

        There was no interest and other income in 2007, compared to $0.5 million in 2006. The change was primarily due to the decrease in the discounted note pool interest income as the investment activity slowed.

  Operating Expenses

        Operating expenses in 2007 were approximately $43.2 million, representing an increase of 25% from $34.6 million in 2006. The increase was primarily due to an increase of compensation and related expenses by approximately $9.3 million.

                Services Segment Operating Expenses

        Commissions and marketing expenses increased to $2.1 million in 2007 from $1.8 million in 2006. While the property management group commission and marketing expenses fell by approximately $0.3 million in 2007, the overall increase is primarily due to an increase of auction commission and marketing expenses of $0.6 million in 2007.

        Compensation and related expenses were approximately $15.6 million in 2007, up 16% from $13.5 million in 2006. The increase was primarily due to higher bonus accrual, which resulted from the increase in operating results in 2007.

        General and administrative expenses were $4.9 million in 2007 representing a 50% increase from 2006 expenses of $3.3 million. The change was primarily due to increase in marketing and travel costs.

                Investments Segment Operating Expenses

        Rental operating expense totaled $34,000 in 2007 as compared to zero in 2006. Rental operating expense includes operating expenses from properties, in which Kennedy-Wilson holds a controlling interest. The increase was due to the acquisition of a commercial project in southern California.

        General and administrative expenses were $0.2 million in 2007 representing a 64% decrease from 2006 expenses of $0.9 million. The change was primarily due to decrease in expenses related to winding down the discounted note pools operations.

                Other Operating Expenses

        Other operating expenses were approximately $19.5 million in 2007, up 41% from $13.3 million in 2006. The change was primarily due to increase in staff and bonuses, which resulted from increase in operating results in 2007.

        Depreciation and amortization expense decreased to $0.5 million in 2007, a 27% decrease from $0.7 million in 2006. The decrease was primarily due to amortization of acquired property management contracts, which were fully amortized in 2006.

  Investments Segment Equity in Joint Venture Income

        Equity in joint venture income totaled approximately $27.4 million in 2007, an increase of 87% compared to $14.7 million realized in 2006. The revenue from joint venture investments includes income from the operation and sale of numerous real estate investments in the U.S. which are owned primarily in joint venture funds with institutional investor partners. Ten residential investments, two commercial investments, and one land investment were sold in 2007 as compared to two commercial buildings, and five apartment projects sold in 2006.

  Non-Operating Items

        In January 2006, Kennedy-Wilson sold a 20% interest in its wholly-owned apartment management division to Kenedix, Inc., a Japanese real estate company, for $9 million. A gain on the sale in the amount of $7.1 million was recognized after deduction of related expenses.

  Investments Segment Non-Operating Items

        Interest expense was $0.3 million in 2007, a decrease of 41% compared to $0.6 million in 2006. The change was mainly due to the repayment of a credit facility in 2007.

        There was no interest and other income in 2007 as compared to income of $0.5 million in 2006. The change resulted from winding down the discounted note pool operations.

  Other Non-Operating Items

        Other non-operating items were $3.9 million in 2007, an increase of 58% compared to $2.5 million in 2006 due, in part, to additional corporate debt of $40 million issued in 2007.

        The provision for income taxes was approximately $4.4 million for 2007 compared to $4.6 million in 2006 due to the impact of deferred income taxes.

        Kennedy-Wilson executed the sale of a commercial project in southern California for $39.4 million. Income from discontinued operations included the net gain of $2.8 million from this sale. Outside of joint ventures, there were no sales of real estate in 2006.

        Net income attributable to the non-controlling interests was approximately $2.4 million in 2007, an increase of 317% compared to approximately $0.6 million in 2006. The increase was related to a non-controlling interest in a commercial project in southern California.

Liquidity and Capital Resources

        Kennedy-Wilson's liquidity and capital resources requirements include expenditures for joint venture investments, real estate held for sale, distressed debt and working capital needs. Historically, Kennedy-Wilson has not required significant capital resources to support Kennedy-Wilson's brokerage and property management operations. Kennedy-Wilson finances its operations with internally generated funds and borrowings under Kennedy-Wilson's revolving lines of credit. Kennedy-Wilson's investments in real estate are typically financed by mortgage loans secured primarily by that real estate. These mortgage loans are generally nonrecourse in that, in the event of default, recourse will be limited to the mortgaged property serving as collateral. In some cases, Kennedy-Wilson guarantees a portion of the loan related to a joint venture investment, usually until some condition, such as completion of construction or leasing or certain net operating income criteria, has been met. Kennedy-Wilson does not expect these guarantees to materially affect liquidity or capital resources.

Historical Cash Flows

        Net cash used in operating activities totaled $3.0 million for the six months ended June 30, 2009, a decrease of $10.0 million as compared to the six months ended June 30, 2008. The change was primarily due to the decrease in equity in joint venture income and the increase in deferred and accrued income taxes as well as accruals for expenses and other liabilities during the six months ended June 30, 2009.

        Net cash used in operating activities totaled $14.7 million for the year ended December 31, 2008, a decrease of $0.1 million as compared to the year ended December 31, 2007. The change was primarily due to the decrease in net income and accruals for bonuses and income taxes, offset by lower equity in joint venture income and no gain on sale of commercial real estate during the year ended December 31, 2008.

        Net cash used in operating activities totaled about $14.8 million for the year ended December 31, 2007, an increase of $7.8 million as compared to the year ended December 31, 2006. The change was primarily due to the increase in net income and accruals for bonuses and income taxes, offset by higher equity in joint venture income and gain from sale of commercial real estate, during the year ended December 31, 2007.

        Net cash used in investing activities totaled approximately $38.5 million for the six months ended June 30, 2009, a decrease of $36.5 million as compared to the six months ended June 30, 2008. The decrease was primarily due to decreased investment activity during the six months ended June 30, 2009.

        Net cash used in investing activities totaled about $96.4 million for the year ended December 31, 2008, an increase of $102.2 million as compared to the year ended December 31, 2007. The increase was primarily driven by the use of cash for new investments, which included additional investment in the Japanese joint venture and acquisition of an apartment building, a condominium project, and land in California as well as an office building in Japan during the year ended December 31, 2008.

        Net cash provided by investing activities totaled approximately $5.8 million for the year ended December 31, 2007, compared to net cash of about $3.6 million used in investing activities for the year ended December 31, 2006. The change was primarily due to the sale of an office building and other investments in California during the year ended December 31, 2007.

        Net cash provided by financing activities totaled approximately $31.9 million for the six months ended June 30, 2009, a decrease of $45.4 million as compared to the six months ended June 30, 2008. The decrease was primarily due to no preferred stock issued during the six months ended June 30, 2009. The change includes the payments of dividends to preferred stockholders, which were funded by the combination of cash from operations, borrowings from lines of credit, and proceeds from sale of investments.

        Net cash provided by financing activities totaled about $112.6 million for the year ended December 31, 2008, an increase of $94.7 million as compared to the year ended December 31, 2007. The increase was primarily due to issuance of preferred stock, additional borrowings under lines of credit, and fewer mortgage loan repayments from the sale of real estate during the year ended December 31, 2008. The increase was offset by the payments of dividends to preferred shareholders, which were funded by the combination of cash from operations, borrowings from lines of credit, and proceeds from sale of investments.

        Net cash provided by financing activities totaled about $17.9 million for the year ended December 31, 2007, an increase of $11.3 million as compared to the year ended December 31, 2006. The increase was primarily due to issuance of subordinated debentures, partially offset by higher repayments of lines of credit and repurchase of common stock during the year ended December 31, 2007.

        To the extent that Kennedy-Wilson engages in additional strategic investments, including real estate, note portfolio, or acquisitions of other property management companies, it may need to obtain third-party financing which could include bank financing or the public sale or private placement of debt or equity securities. Kennedy-Wilson believes that existing cash, plus capital generated from property management and leasing, brokerage, sales of real estate owned, collections from notes receivable, as well as its current lines of credit, will provide Kennedy-Wilson with sufficient capital requirements for the foreseeable future.

        Under its current joint venture strategy, Kennedy-Wilson generally contributes property, expertise, and typically a fully funded initial cash contribution (without commitment to additional funding by Kennedy-Wilson). Capital required for additional improvements and supporting operations during lease-up and stabilization periods is generally obtained at the time of acquisition via debt financing or third party investors. Accordingly, Kennedy-Wilson generally does not have significant capital commitments with unconsolidated entities. Infrequently, there may be some circumstances when Kennedy-Wilson, usually with the other members of the joint venture entity, may be required to contribute additional capital for a limited period of time. Kennedy-Wilson believes that it has the capital resources, generated from its business activities and borrowing capacity, to finance any such capital requirements, and does not believe that any additional capital contributions to joint ventures will materially affect liquidity.

        Kennedy-Wilson's need, if any, to raise additional funds to meet its capital requirements will depend on many factors, including the success and pace of the implementation of its strategy for growth. Kennedy-Wilson regularly monitors capital raising alternatives to be able to take advantage of other available avenues to support its working capital and investment needs, including strategic partnerships and other alliances, bank borrowings, and the sale of equity or debt securities. Kennedy-Wilson expects to meet the repayment obligations of notes payable and borrowings under lines of credit from cash generated by its business activities, including the sale of assets and the refinancing of debt. Kennedy-Wilson intends to retain earnings to finance its growth and, therefore, does not anticipate paying dividends.

Contractual Obligations and Commercial Commitments

        At June 30, 2009, Kennedy-Wilson's contractual cash obligations, including debt, lines of credit, capital lease obligations and operating leases include the following:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Contractual obligations
Borrowings:
Notes payable	$14,000,000	$14,000,000	$—	$—	$—
Borrowings under lines of credit	26,000,000	—	26,000,000	—	—
Mortgage loans payable	53,071,000	26,956,000	26,115,000	—	—
Subordinated debt	70,000,000	—	—	—	70,000,000

Total borrowings	163,071,000	40,956,000	52,115,000	—	70,000,000

Capital lease obligations	62,000	21,000	21,000	—	—
Operating leases	8,863,000	1,753,000	2,602,000	1,424,000	3,084,000

Total contractual cash obligations	$171,996,000	$42,730,000	$54,758,000	$1,424,000	$73,084,000

        At December 31, 2008, Kennedy-Wilson's contractual cash obligations, including debt, lines of credit, capital lease obligations and operating leases include the following:

	Payments due by period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Contractual obligations
Borrowings:
Notes payable	$21,188,000	$21,188,000	$—	$—	$—
Borrowings under lines of credit	13,500,000	—	13,500,000	—	—
Mortgage loans payable	29,548,000	8,808,000	20,740,000	—	—
Subordinated debt	70,000,000	—	—	—	70,000,000

Total borrowings	134,236,000	29,996,000	34,240,000	—	70,000,000

Capital lease obligations	—	—	—	—	—
Operating leases	2,549,000	1,340,000	1,161,000	48,000	—

Total contractual cash obligations	$136,785,000	$31,336,000	$35,401,000	$48,000	$70,000,000

Off-Balance Sheet Arrangements

        Kennedy-Wilson has provided guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees was approximately $68.5 million and $46.0 million at June 30, 2009 and December 31, 2008, respectively. Subsequent to June 30, 2009, several loans have been paid down, which reduced the guarantees to approximately $41.5 million. The guarantees expire by the year end of 2011 and Kennedy-Wilson's performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property. If Kennedy-Wilson were to become obligated to perform on these guarantees, it could have an adverse affect on its financial condition.

Impact of Inflation and Changing Prices

        Inflation has not had a significant impact on the results of operations of Kennedy-Wilson in recent years and is not anticipated to have a significant impact in the foreseeable future. Kennedy-Wilson's exposure to market risk from changing prices consists primarily of fluctuations in rental rates of commercial and residential properties, market interest rates on residential mortgages and debt obligations and real estate property values. The revenues associated with the commercial services businesses are impacted by fluctuations in interest rates, lease rates, real property values and the availability of space and competition in the market place. Commercial service revenues are derived from a broad range of services that are primarily transaction driven and are therefore volatile in nature and highly competitive. The revenues of the property management operations with respect to rental properties are highly dependent upon the aggregate rents of the properties managed, which are affected by rental rates and building occupancy rates. Rental rate increases are dependent upon market conditions and the competitive environments in the respective locations of the properties. Employee compensation is the principal cost element of property management. Economic trends in 2009 were characterized by general decrease in commercial leasing volume in the U.S.

Qualitative and Quantitative Disclosures about Market Risk

        The primary market risk exposure of Kennedy-Wilson relates to changes in interest rates in connection with its short-term borrowings, some of which bear interest at variable rates based on lender's base rate, prime rate, and LIBOR plus an applicable borrowing margin. These borrowings do not give rise to a significant interest rate risk because they have short maturities. Historically, Kennedy-Wilson has not experienced material gains or losses due to interest rate changes.

Interest Rate Risk

        Kennedy-Wilson has established an interest rate management policy, which attempts to minimize its overall cost of debt, while taking into consideration the earnings implications associated with the volatility of short-term interest rates. As part of this policy, Kennedy-Wilson has elected to maintain a combination of variable and fixed rate debt.

        The tables below represent contractual balances of Kennedy-Wilson's financial instruments at the expected maturity dates as well as the fair value at June 30, 2009, and December 31, 2008. The expected maturity categories take into consideration actual amortization of principal and do not take into consideration reinvestment of cash. The weighted average interest rate for the various assets and liabilities presented are actual as of June 30, 2009, and December 31, 2008. Kennedy-Wilson closely monitors the fluctuation in interest rates, and if rates were to increase significantly, Kennedy-Wilson believes that it would be able to either hedge the change in the interest rate or to refinance the loans with fixed interest rate debt. All instruments included in this analysis are non-trading.

	Principal maturing in:
								Fair Value June 30, 2009
(in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Interest rate sensitive assets
Cash equivalents	$3,196	—	—	—	—	—	$3,196	$3,196
Average interest rate	0.79%	—	—	—	—	—	0.79%	—
Variable rate receivables	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Fixed rate receivables	2,704	500	3,455	—	—	—	6,659	6,659
Average interest rate	8.76%	10.00%	7.50%	—	—	—	8.20%	—

Total	$5,900	$500	$3,455	—	—	—	$9,855	$9,855

Weighted average interest rate	4.44%	10.00%	7.50%	—	—	—	5.80%	—

Interest rate sensitive liabilities
Variable rate borrowings	$14,000	$450	$26,000	—	—	—	$40,450	$40,450
Average interest rate	4.00%	4.00%	3.58%	—	—	—	3.73%	—
Fixed rate borrowings	5,766	20,740	26,115	—	—	70,000	122,621	122,621
Average interest rate	2.18%	6.16%	10.65%	—	—	8.18%	8.08%	—

Total	$19,766	$21,190	$52,115	—	—	$70,000	$163,071	$163,071

Weighted average interest rate	3.47%	6.11%	7.12%	—	—	8.18%	7.00%	—

	Principal maturing in:
								Fair Value December 31, 2008
(in thousands)	2009	2010	2011	2012	2013	Thereafter	Total
Interest rate sensitive assets
Cash equivalents	$9,742	—	—	—	—	—	$9,742	$9,742
Average interest rate	2.09%	—	—	—	—	—	2.09%	—
Variable rate receivables	—	—	—	—	—	—	—	—
Average interest rate	—	—	—	—	—	—	—	—
Fixed rate receivables	343	—	3,455	—	—	—	3,798	3,798
Average interest rate	6.87%	—	7.50%	—	—	—	7.44%	—

Total	$10,085	—	$3,455	—	—	—	$13,540	$13,540

Weighted average interest rate	2.25%	—	7.50%	—	—	—	3.59%	—

Interest rate sensitive liabilities
Variable rate borrowings	$5,450	—	$13,500	—	—	—	$18,950	$18,950
Average interest rate	4.00%	—	3.75%	—	—	—	3.82%	—
Fixed rate borrowings	24,546	20,740	—	—	—	70,000	115,286	115,286
Average interest rate	8.96%	6.16%	—	—	—	8.18%	7.98%	—

Total	$29,996	$20,740	$13,500	—	—	$70,000	$134,236	$134,236

Weighted average interest rate	8.06%	6.16%	3.75%	—	—	8.18%	7.39%	—

Recently Issued Accounting Pronouncements

        In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations. Statement 141(R) requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Statement 141(R) is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited.

        In April 2008, the FASB issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets." FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. Kennedy-Wilson is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

        In November 2008, the FASB's Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations." EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor's basis of the impaired asset for the investor's pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor's ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. Kennedy-Wilson does not anticipate that the adoption of EITF 08-6 will materially impact its financial position or results of operations.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        None.

EXECUTIVE COMPENSATION

Prospect Executive Compensation

Compensation Discussion and Analysis

        None of Prospect's executive officers has received any cash or other compensation for services rendered to it in any capacity. Commencing on November 14, 2007, the date of Prospect's prospectus related to its IPO, through the consummation of the initial business combination or its liquidation, pursuant to a letter agreement, Prospect has paid and will continue to pay Teleos Management, L.L.C., an entity affiliated with Daniel Gressel, one of Prospect's directors, and LLM Capital Partners LLC, an entity affiliated with Patrick J. Landers, Prospect's President and a director, LLM Structured Equity Fund L.P. and LLM Investors L.P., a fee of $4,500 and $3,000, respectively, per month for office space and administrative services, including secretarial support (amended December 31, 2008 to $4,083.15 and $2,722.10, respectively). This arrangement has been agreed to by Teleos Management, L.L.C. and LLM Capital Partners LLC for Prospect's benefit and is not intended to provide Mr. Gressel or Mr. Landers compensation in lieu of a salary. Prospect believes that such fees are at least as favorable as it could have obtained from an unaffiliated third-party. Other than the fees payable to Teleos Management, L.L.C. and LLM Capital Partners LLC, no compensation of any kind, whether from Prospect or any entity affiliated with it, including finder's fees, consulting fees or other similar compensation, will be paid to, awarded to, or earned by any of Prospect's initial stockholders, sponsors, officers or directors, in each case in any capacity, or to any of its respective affiliates, for any services rendered prior to or in connection with the consummation of Prospect's initial business combination. However, such individuals and entities will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Prospect's behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses; provided, however, that to the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and interest income of up to $2.75 million on the balance in the trust account (subject to the holdback of a sufficient amount of interest income to pay any due and unpaid taxes on such $2.75 million), such out-of-pocket expenses would not be reimbursed by Prospect unless Prospect consummates an initial business combination. Prospect's audit committee will review and approve all payments made to its founders, sponsors, officers and directors, and any payments made to members of Prospect's audit committee will be reviewed and approved by Prospect's board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee Report

        Without a compensation committee, Prospect's board of directors has reviewed and discussed the Compensation Discussion and Analysis with management, and based on such review and discussion, the board of directors determined that the Compensation, Discussion and Analysis be included in this proxy statement/prospectus.

Kennedy-Wilson Executive Compensation

Compensation Discussion and Analysis

  Executive Compensation Philosophy and Objectives

        Kennedy-Wilson's core compensation philosophy has been to pay its executive officers a competitive level of compensation that best reflects:

  •
  individual performance,

  •
  overall responsibility to Kennedy-Wilson, and

  •
  performance of Kennedy-Wilson and its business units.

        This philosophy was implemented for the executive officers, or the named executive officers, who are named in the summary compensation table in 2008, through a combination of base salary, the opportunity to earn significant bonuses and executive benefits. As will be described below, except in the case of the Chief Executive Officer, whose bonus is determined by Kennedy-Wilson's compensation committee of its board of directors, the Chief Executive Officer generally determines the bonuses to be paid to the other named executive officers.

  Elements of Compensation

        Kennedy-Wilson generally utilizes three components of compensation: base salary, annual bonuses and benefits (in 2009, as discussed below, stock options were also issued). Due to Kennedy-Wilson's overall philosophy of maintaining a pay mix that results fundamentally in a pay-for-performance orientation for executives, in years prior to 2008 the most significant element of compensation for the named executive officers was bonuses. While, as reflected in the summary compensation table, bonuses for 2008 were much less than salary for 2008, this reflects the fact that the decline in Kennedy-Wilson's financial performance in 2008, as compared to prior years, made it appropriate to award much lower bonuses or no bonuses to the named executive officers for that year.

        Base Salary—Base salary is determined by the level of the position within Kennedy-Wilson and the individual's current and sustained performance results. Except in the case of the Chief Executive Officer, whose base pay is set by Kennedy-Wilson's compensation committee, the base salary for the other named executive officers is set by the Chief Executive Officer, in some cases after consultation with Kennedy-Wilson's compensation committee.

        With respect to 2008, base salary for each of the named executive officers was increased in the amounts set forth below. These modifications stemmed from the decision of Kennedy-Wilson's compensation committee (in the case of the Chief Executive Officer) and the decision of the Chief Executive Officer (in the case of the other named executive officers) that such increases were appropriate in light of the responsibilities of the executives and their job performance. The following were primary factors taken into account in measuring the contributions of named executive officers to Kennedy-Wilson in the process of setting their base salaries:

  •
  the number of employees supervised by the officer;

  •
  the effort expended by the officer in soliciting and bringing new business or capital investments to his or her business unit;

  •
  the extent to which the officer's business unit generated new business or new capital;

  •
  the travel demands placed upon the officer; and

  •
  the extent to which the officer engaged in investor relation activities.

        While these factors are critical to the success of Kennedy-Wilson, many of them cannot be evaluated quantitatively, so a portion of the evaluations by both Kennedy-Wilson's compensation committee and the Chief Executive Officer were necessarily subjective. Kennedy-Wilson's compensation committee's decision to increase Mr. McMorrow's salary reflected its evaluation of Mr. McMorrow's contributions to the company (taking into account the criteria listed above) and the desire to pay an amount of base salary to Mr. McMorrow that Kennedy-Wilson's compensation committee and Mr. McMorrow considered appropriate in light of his efforts on behalf of Kennedy-Wilson. Mr. McMorrow's salary decisions with respect to the other named executive officers took into account the specific factors listed above, his determination that comparable salaries should be paid to officers with comparable levels of contributions to Kennedy-Wilson, and the need to pay levels of salary that, in the judgment of the Chief Executive Officer would continue to motivate them to maintain sustained levels of high performance and provide a retention incentive. Neither the compensation committee nor Mr. McMorrow utilized specific peer group or survey data in the process of setting salaries.

  •
  Kennedy-Wilson's compensation committee determined toward the end of 2007 that Mr. McMorrow's base salary should be raised from $800,000 to $950,000, effective January 1, 2008. In reaching this determination, key factors taken into account were Mr. McMorrow's contributions to Kennedy-Wilson's exceptional financial results and developments in 2007 through his leadership and supervisory efforts and his primary role in developing several critical new business relationships during 2007. These exceptional results included the acquisition of 37 real estate properties, the disposition of 10 real estate properties, the generation of $66 million of joint venture income for Kennedy-Wilson and its partners (compared to $49 million in 2006), and becoming the west coast partner and service provider for a multibillion dollar east coast family office.

  •
  With respect to Ms. Ricks, Mr. Hart, and Mr. Schlesinger, the Chief Executive Officer determined that each of their base salaries should be raised to $600,000, effective January 1, 2008. With respect to Ms. Ricks, key factors taken into account in reaching this determination were her role in the development and implementation of overall corporate strategy (in which capacity she functioned as the number two executive officer) with respect to all Kennedy-Wilson's business units, her critical role with respect to the development of general sources of capital (including the sourcing of over $225 million of equity for acquisitions) and the disposition of several key properties, and the extraordinary travel demands placed upon her schedule because of her key role in connection with the development of Kennedy-Wilson's Japan real estate activities, including five trips to Japan and supervision of Kennedy-Wilson's Tokyo office. With respect to Mr. Hart, key factors taken into account in reaching this determination were the number of employees that Mr. Hart was responsible for supervising either directly (supervision of approximately 40 Kennedy-Wilson employees) or indirectly (oversight and strategic guidance with respect to approximately 300 employees of the independent contractor that provided property management services to KW Multi-Family Management Group, Ltd.), the efforts and success of his capital raising efforts for his business unit as evidenced by the investment of approximately $300 million in new transactions (representing approximately a 30% increase over the prior year), and the quantity and success of his investor relation activities, as evidenced by the significant number of investors in 2007 who had previously invested in company-sponsored transactions. With respect to Mr. Schlesinger, key factors taken into account in reaching this determination were his role in raising new capital for his business unit including $85 million in new fund commitments and the launch of the Bay Area Smart Growth Fund II and the Northwest Community Development Fund I, his supervision of over 20 fund properties located throughout the United States, and his extensive travel schedule (including more than 25 trips throughout the United States) in support of these capital raising and supervisory efforts.

  •
  The Chief Executive Officer determined that Mr. Rosten's base salary should be increased from $500,000 to $550,000, effective January 1, 2008. With respect to Mr. Rosten, key factors taken into account in reaching this determination were the number of employees that he was responsible for supervising (over 220 employees) and his extensive investor relations efforts, including the development and maintenance of investor relations with a number of major regional and national banks and a major public sector employer.

  •
  The Chief Executive Officer determined that Mr. Lyle's base salary should be increased from $355,000 to $450,000, effective January 1, 2008. With respect to Mr. Lyle, key factors taken into account in reaching this determination were the significance and complexity of the financial functions that he was responsible for supervising and the very extensive efforts required to coordinate the financial reporting and related aspects of investor relationships, including preparation of monthly, quarterly, and annual reports for over 100 properties and management of the financial aspects of Kennedy-Wilson's unsecured and secured borrowings (including the successful completion of a $40 million secured financing transaction in 2007).

        Annual Bonus—In general, the determination of the annual bonus payable to a named executive officer is a discretionary determination. Because generally Kennedy-Wilson has historically not used forms of long-term incentive compensation as incentives for executive performance, annual bonuses have functioned as the primary component of variable compensation for most executive officers. Kennedy-Wilson's compensation committee and its Chief Executive Officer believe that annual bonuses should play a primary role in motivating executives to undertake efforts that provide increases in company value and that executive officers should be potentially eligible for bonuses that are a very significant percentage of base pay and, in the case of the most senior officers, may be a significant multiple of base pay. While the named executive officer's individual performance is taken into account, a primary determinant of the bonus to be paid is the financial performance of the business unit over which the named executive officer has responsibility (in the case of the Chief Executive Officer and the Chief Financial Officer, the primary determinant is the financial performance of Kennedy-Wilson as a whole). Kennedy-Wilson's compensation committee determines the Chief Executive Officer's bonus based on its evaluation of both his and Kennedy-Wilson's performance. While Kennedy-Wilson's compensation committee does not determine the bonus for the other named executive officers, it is consulted as part of the process by which the Chief Executive Officer determines or participates in the determination of bonuses for the other named executive officers. Except as noted below, the bonus determination process does not take into account specific targets or metrics; instead, it is based on a discretionary evaluation by Kennedy-Wilson's compensation committee (in the case of the Chief Executive Officer) or the Chief Executive Officer (in the case of the other named executive officers) of the performance of the executive and the business unit for which he or she has responsibility. Because Kennedy-Wilson's financial performance for 2008 was significantly below that achieved for 2007 due, in large part, to the general economy and depressed real estate market, the bonuses payable in 2008 were significantly less than those paid for 2007. In light of this, in order to both retain and incentivize senior management, Kennedy-Wilson's compensation committee determined to grant stock options to selected employees as described below under the heading "Executive Compensation—Kennedy-Wilson Executive Compensation—2009 Stock Option Grants" on page 249. The following bonus determinations were made for 2008:

  •
  Kennedy-Wilson's compensation committee determined that no bonus should be payable to the Chief Executive Officer for 2008 in light of Kennedy-Wilson's overall financial performance.

  •
  In light of Kennedy-Wilson's overall financial performance, it was determined that no bonus should be payable for 2008 to Mr. Lyle, the Chief Financial Officer, or to Ms. Ricks, who was President of Kennedy-Wilson Investment Sales Group during 2008. In addition to basing Ms. Ricks' potential bonus on an evaluation of the overall financial performance of Kennedy-Wilson, she was eligible to receive payment from a bonus pool available for employees of the Kennedy-Wilson Investment Sales Group that was based on 20% of adjusted net operating income of that business unit. This bonus formula did not result in a 2008 bonus pool for the Kennedy-Wilson Investment Sales Group.

  •
  Mr. Schlesinger, who headed the Kennedy-Wilson Fund Management Group during 2008, received a bonus of $205,616 for 2008. Historically, the bonus pool determination for employees of the Kennedy-Wilson Fund Management Group has been computed as an amount equal to 20% of the business unit's adjusted net operating income, from which the business unit leader may elect to receive up to 50% of the bonus pool. Mr. Schlesinger elected to receive 50% of the bonus pool, which resulted in an award of $205,616.

  •
  Mr. Hart's employment agreement with KW Multi-Family Management Group, Ltd., or KW Multi-Family Management Group, provides for the creation of an annual bonus pool equal to 20% of the net operating income of KW Multi-Family Management Group for the applicable calendar year, which is defined as the gross revenue of KW Multi-Family Management Group less costs and overhead expenses (as defined in the agreement) incurred up to $2.3 million. This pool can be distributed among KW Multi-Family Management Group employees. Because this formula resulted in the creation of no bonus pool for 2008, no bonus was payable to Mr. Hart.

  •
  Mr. Rosten's employment agreement with Kennedy-Wilson Properties, Ltd., or Kennedy-Wilson Properties, provides for the creation of an annual bonus pool generally equal to 20% of operating income of Kennedy-Wilson Properties, less (1) a 12% cost of capital charge, and (2) an annual overhead charge (both charges reflecting capital and services provided to Kennedy-Wilson Properties by Kennedy-Wilson or its affiliates). The agreement provides that Mr. Rosten shall receive a portion of the bonus pool, as determined by the Chief Executive Officer, Mr. Schlesinger, and Kennedy-Wilson's Senior Managing Director of Human Resources. Historically, the bonus pool has been administered by providing that the business unit leader may elect to receive 50% of the bonus pool. Mr. Rosten elected to receive 50% of the pool, which resulted in a bonus of $69,265 for 2008.

        Other Executive Benefits—Named executive officers are entitled to employee benefits generally available to all full time employees (subject to fulfilling any minimum service period). These employee benefits include, among other things, vacation and health and welfare benefits generally available to all employees. Kennedy-Wilson believes these benefits are generally competitive with those offered by similar companies in the markets in which Kennedy-Wilson operates.

        Kennedy-Wilson employees, including the named executive officers (except for Mr. Schlesinger, who is an independent contractor) participate in a tax-qualified 401(k) plan, pursuant to which Kennedy-Wilson may match a certain portion of employee contributions. Kennedy-Wilson may annually match 50% of employee contributions to the plan, limited to employee contributions equal to 4% of compensation, but not to exceed $1,500 for any participant.

        The Chief Executive Officer receives certain additional benefits, which includes a car allowance of $18,000 and the use of certain club memberships that are maintained by Kennedy-Wilson for business purposes only. Further details regarding these benefits are contained in the summary compensation table and accompanying footnotes. These benefits are provided because Kennedy-Wilson's compensation committee has concluded that they are generally competitive with those provided to comparable executives or provide benefits to Kennedy-Wilson which are appropriate in light of their cost.

  Employment Agreements

        Kennedy-Wilson is a party to employment agreements with five of its six named executive officers. Mr. Schlesinger provides his executive services as an independent contractor to the KW Commercial Investment Group and there is currently no contract in effect between him and Kennedy-Wilson.

        Mr. McMorrow—The employment agreement in effect with Mr. McMorrow generally provides for base salary of $950,000, a bonus at the sole discretion of Kennedy-Wilson's compensation committee, and insurance coverages and other benefits generally available to officers. In addition, it provides for entrance fees and monthly dues for two country clubs. Mr. McMorrow's agreement was amended effective February 1, 2009. The amended agreement extends through December 31, 2019. It further provides that, in the event of a "Change in Control," as defined in the agreement, Mr. McMorrow would receive a payment equal to two times his average annual compensation over the preceding three years (the agreement previously provided for a payment in a similar amount if Mr. McMorrow was terminated after a change in control or his agreement was not renewed upon its expiration). It also generally provides that Mr. McMorrow will receive continued benefit coverage (as well as continued salary) for the remainder of the term of his employment agreement in the event of a qualifying termination of employment, which will occur if Mr. McMorrow dies, becomes disabled, is terminated without cause, or terminates after a Change in Control on account of a change in location or a material reduction in his duties. In connection with this amendment, Mr. McMorrow received a signing bonus of $2 million, which must be returned on a pro rata basis if he voluntarily terminates employment prior to the expiration of the term. Kennedy-Wilson's compensation committee determined that the 2009 amendments and signing bonus were appropriate additional elements of compensation to Mr. McMorrow in light of the critical role of Mr. McMorrow in the future success of Kennedy-Wilson.

        Ms. Ricks—Ms. Ricks entered into an employment agreement with Kennedy-Wilson effective February 1, 2009. The agreement extends through January 31, 2014. The employment agreement provides for base salary of $600,000, a bonus at the sole discretion of Kennedy-Wilson's compensation committee, and other benefits generally available to employees of Kennedy-Wilson. The employment agreement further provides that, in the event of a "Change in Control," as defined in the agreement, Ms. Ricks is entitled to receive a payment equal to two times her average annual compensation over the preceding three years. In the case of death or disability, Ms. Ricks is entitled to base salary, discretionary bonus and benefits to the date of termination. In the event Ms. Ricks is terminated by Kennedy-Wilson without cause, or terminates after a Change in Control on account of a change in location or a material reduction in her duties, she is entitled to the payment of base salary and benefits through the end of the term. If employment with Kennedy-Wilson is terminated by Ms. Ricks without cause, she is entitled to base salary and discretionary bonus (not benefits) to the date of termination. In connection with the execution of the agreement, Ms. Ricks received a signing bonus of $1 million, which is subject to return on a pro rata basis if she voluntarily terminates employment prior to the expiration of the term. The Chief Executive Officer determined (after consultation with Kennedy-Wilson's compensation committee) that the 2009 amendments and signing bonus were appropriate additional elements of compensation to Ms. Ricks in light of her important role in the future success of Kennedy-Wilson.

        Mr. Hart—Mr. Hart entered into an employment agreement with KW Multi-Family Management Group dated January 1, 2006, which has been subsequently amended and extended on a year-to-year basis. The employment agreement was most recently amended as of January 1, 2009 to extend the term through December 31, 2009. In addition to base salary of $600,000, the agreement provides for Mr. Hart's participation in the annual bonus pool equal to 20% of the net operating income of KW Multi-Family Management Group for the applicable calendar year, plus benefits generally available to employees of KW Multi-Family Management Group. In the event Mr. Hart's employment is terminated by KW Multi-Family Management Group without cause, Mr. Hart is entitled to receive base salary, participation in the bonus pool and benefits through the end of the term.

        Mr. Rosten—Mr. Rosten entered into an employment agreement with Kennedy-Wilson Properties dated January 1, 2001, which has been subsequently amended and extended on a year-to-year basis. The employment agreement was most recently amended as of January 1, 2009 to extend the term through December 31, 2009. The employment agreement provides for a base salary of $550,000 plus benefits generally available to employees of Kennedy-Wilson Properties. In addition, the agreement provides for Mr. Rosten's participation in a bonus pool equal to 20% of the net operating income of Kennedy-Wilson Properties, less (1) a 12% cost of capital charge, and (2) an annual overhead charge (both charges reflecting capital and services provided to Kennedy-Wilson Properties by Kennedy-Wilson or its affiliates). The agreement provides that Mr. Rosten shall receive a portion of the bonus pool, as determined by the bonus pool committee. In the event Mr. Rosten's employment is terminated by Kennedy-Wilson Properties without cause, Mr. Rosten is entitled to receive base salary, participation in the bonus pool and benefits through the end of the term (less the aggregate value of compensation and benefits received by him during the remainder of the term from any source and without regard to characterization).

        Mr. Lyle—Mr. Lyle entered into an employment agreement with Kennedy-Wilson on April 1, 1996, which has been subsequently amended and extended on a year-to-year basis. The employment agreement was most recently amended to extend the term through December 31, 2009. In addition to base salary of $450,000, the agreement provides for a discretionary bonus of up to 100% of base salary and benefits generally available to employees of Kennedy-Wilson. In the event Mr. Lyle's employment is terminated by Kennedy-Wilson without cause, Mr. Lyle is entitled to receive base salary, discretionary bonus, and benefits through the end of the term.

  2009 Stock Option Grants

        Kennedy-Wilson's compensation committee determined to issue stock options in early 2009 to senior executives and members of the board of directors.

        Two types of options were granted by Kennedy-Wilson's compensation committee: (1) options with vesting only contingent on continued service for a specified amount of time, which were intended to reward contributions to Kennedy-Wilson and act as a retention incentive; and (2) options with vesting contingent upon both continued service for a specified amount of time and upon meeting specific EBITDA performance goals set forth in the option agreement (if the EBITDA target for a previous year is not met, the options may still be earned if a "catch up hurdle" is met in a later year). Additional stock option grants going forward are not currently contemplated.

        A total of 750,000 stock options were issued, of which the following amounts were issued to the named executive officers (the number in parentheses represent options with vesting contingent upon meeting EBITDA performance goals): 150,000 options to each of Mr. McMorrow and Ms. Ricks; 100,000 options to Mr. Hart (77,400); 41,500 options to Mr. Schlesinger (32,594); and 20,000 options to each of Mr. Rosten and Mr. Lyle (15,708 performance options for each of them). Kennedy-Wilson's compensation committee's determination of the amount of options granted to each named executive officer took into account that optionee's contribution to Kennedy-Wilson and the amount of options that was being awarded to other officers with comparable levels of responsibility. The options vest over seven years in equal annual installments and have a strike price of $30. A condition to the closing of the merger is that the holders of these options agree to cancel them prior to the closing.

  Executive Compensation Actions in Connection with the Merger

        In connection with the merger, Kennedy-Wilson's compensation committee has approved several additional executive compensation arrangements:

  •
  Restricted Stock—To reward and incentivize Kennedy-Wilson's key employees and management after the merger, up to 2,475,000 shares of Prospect common stock will be reserved for issuance under the 2009 Plan. If the merger is consummated, certain Kennedy-Wilson officers, directors and key employees will be issued an aggregate of 2,376,000 restricted shares of Prospect common stock under the 2009 Plan upon the closing of the merger. NEOs will be issued the following amounts of restricted shares: 556,875 restricted shares to each of Mr. McMorrow and Ms. Ricks; 77,344 restricted shares to each of Messrs. Hart, Rosten, Schlesinger and Lyle. In the event that the recipient of the restricted shares remains employed by (or continues to perform services as a director for) the post-merger company through the relevant vesting date, 1/5 of the restricted shares will vest on each of the first five anniversaries of the date of issuance, provided that the Performance Target is met as of the September 30 immediately preceding the applicable anniversary date (in the case of the installments vesting on the fourth and fifth anniversary dates, the Performance Target must be met as of the September 30 immediately preceding the third anniversary date). The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. Notwithstanding the foregoing, in the event the employment with the post-merger company of an employee who has been granted restricted shares is terminated without cause or if the employee resigns from his employment with the post-merger company for good reason, the restricted shares will continue to vest on the applicable anniversary dates (subject to the satisfaction of the Performance Target), subject to certain limitations. In addition, in the event of a "Change of Control" as defined in the 2009

    Plan (see "The Equity Participation Plan Proposal—"Change of Control" on page 180), any unvested restricted shares of Prospect common stock that have not previously been forfeited will become vested, subject to certain limitations. See section "The Equity Participation Plan Proposal—Awards to Particular Officers, Directors and Employees" on page 184 for additional information.

  •
  Cash Bonuses—If the merger is consummated, William J. McMorrow and Mary L. Ricks will be potentially entitled to receive certain cash bonus payments of up to $11.7 million and $4.0 million, respectively. The cash bonus payments will be payable as follows:

  •
  Mr. McMorrow and Ms. Ricks will be entitled to receive $4.85 million and $2.0 million, respectively, on October 15, 2009, provided, however, that such payments will be repaid to Kennedy-Wilson in the event the merger is not consummated by November 15, 2009 or the executive is not employed by Kennedy-Wilson on the effective date of the merger (these employment requirements will not apply, however, in the case of a termination of employment due to death or disability);

  •
  Mr. McMorrow and Ms. Ricks will receive "performance unit awards" under the 2009 Plan which will entitle them to receive $2.425 million and $1.0 million, respectively, on April 1, 2010, provided that the Performance Target is met as of March 31, 2010 (in the event that the Performance Target is not met as of March 31, 2010, the bonus otherwise due April 1, 2010 shall, nevertheless, be paid on July 1, 2010, October 1, 2010, or January 1, 2011, respectively, if the Performance Target is satisfied as of the earliest of June 30, 2010, September 30, 2010, or December 31, 2010, respectively), and the executive remains employed through the date on which the Performance Target is satisfied; and

  •
  Mr. McMorrow and Ms. Ricks will receive additional "performance unit awards" under the 2009 Plan which will entitle them to receive cash payments in the amounts of $4.425 and $1.0 million, respectively, on January 1, 2011, provided that the Performance Target is met as of December 31, 2010 and he or she, as applicable, remains employed by the post-merger company through January 1, 2011.

    Notwithstanding the foregoing, in the event that the merger is consummated and the employment of Mr. McMorrow or Ms. Ricks is terminated by the post-merger company without cause or he or she, as applicable, resigns from his or her, as applicable, employment with the post-merger company for good reason, the payments referred to in clauses (ii) and (iii) above will still be payable on the applicable payment dates if the Performance Target is met. The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. The compensation committee of Kennedy-Wilson's board of directors made the determination to pay cash bonuses to only Mr. McMorrow and Ms. Ricks upon consummation of the merger after taking into account several factors, including the primary roles Mr. McMorrow and Ms. Ricks played in negotiating the terms of the merger and the merger agreement and the amendments to Mr. McMorrow's and Ms. Ricks' employment agreements eliminating their rights to receive cash lump sum payments otherwise due upon a change in control.

  •
  Note Forgiveness—On April 10, 2006, William J. McMorrow borrowed $3,543,127 from Kennedy-Wilson evidenced by a promissory note bearing simple interest at a rate of 7.5% per annum and scheduled to mature on April 9, 2011. Mr. McMorrow's employment agreement has been amended to provide that the McMorrow Note will be forgiven if the merger is consummated. The determination of Kennedy-Wilson's compensation committee to forgive the note upon the consummation of the merger stemmed from its consideration of Mr. McMorrow's contributions to Kennedy-Wilson, Mr. McMorrow's primary role in negotiating the terms of the merger and the merger agreement, and the terms of the note which provides for its forgiveness in the event of certain changes in control.

  •
  Employment Agreements—In connection with the merger, Mr. McMorrow and Ms. Ricks have entered into amendments to their employment agreements which provide for, among other things,

  •
  the removal of certain benefits in the event of a change in control;

  •
  the addition of certain severance benefits if the executive resigns on account of a change in location or a material reduction in duties;

  •
  the grant to each executive of 556,875 shares of restricted stock of Prospect pursuant to the 2009 Plan and upon the terms and conditions set forth above;

  •
  the cash bonus payments set forth above; and

  •
  in the case of Mr. McMorrow, the McMorrow Note forgiveness described above.

    Mr. Herrema has also entered into an amendment to his employment agreement which provides for the extension of his employment term from December 31, 2010 to January 31, 2014 as well as the second and third bullets above.

        In addition, the employment agreements for Messrs. McMorrow and Herrema and Ms. Ricks have been amended to include language intended

    •
    to provide for a reduction in the amount of payments or benefits payable or provided to them under their respective employment agreements or otherwise to ensure that no payment or benefit is subject to the excise tax imposed by Section 4999 of the Code (certain golden parachute payments) which reduction may, in certain circumstances, result in the repayment of certain previously paid amounts (plus earnings) to the post-merger company, and

    •
    to achieve compliance with Section 409A of the Code.

Compensation Committee Report

        We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement/prospectus.

Submitted by:	Kent Mouton, Chairman Cathy Hendrickson Norm Creighton Members of the Kennedy-Wilson Compensation Committee

        Notwithstanding anything to the contrary set forth in any Kennedy-Wilson filings under the Securities Act or the Exchange Act that incorporate other filings, including this proxy statement/prospectus, in whole or in part, the foregoing Compensation Committee Report shall not be incorporated by reference into any such filings.

2008 Executive Compensation Information

2008 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
William J. McMorrow Chairman & Chief Executive Officer	2008	$950,000	$0	$0	$0	$0	$0	$19,500	(1)	$969,500
Freeman A. Lyle Executive Vice President & Chief Financial Officer	2008	$410,417	$0	$0	$0	$0	$0	$1,500	(2)	$411,917
Barry S. Schlesinger(3) President, Kennedy-Wilson Fund Management Group	2008	$600,000	$205,616	$0	$0	$0	$0	$0		$805,616
Mary Ricks(4) President, Kennedy-Wilson Commercial Investments	2008	$600,000	$0	$0	$0	$0	$0	$1,500	(2)	$601,500
James A. Rosten President, Kennedy-Wilson Properties	2008	$550,000	$69,265	$0	$0	$0	$0	$769	(2)	$620,034
Robert E. Hart President, Kennedy-Wilson Multi-Family Management Group	2008	$600,000	$0	$0	$0	$0	$0	$1,500	(2)	$601,500

(1)
Includes $18,000 in car allowance payments and $1,500 in Kennedy-Wilson contributions to Mr. McMorrow's account in Kennedy-Wilson's tax qualified 401(k) savings plan. Kennedy-Wilson maintains two corporate club memberships that are made available to the Chief Executive Officer. Since all use during 2008 was business-use, accordingly no amount is recorded as "All Other Compensation" with respect to these memberships.

(2)
Consists of Kennedy-Wilson contributions to the executive's account in the Kennedy-Wilson's tax qualified 401(k) Savings Plan.

(3)
During 2008, Mr. Schlesinger served as President of Kennedy-Wilson Fund Management Group.

(4)
During 2008, Ms. Ricks served as President of Kennedy-Wilson Investment Sales Group.

        Kennedy-Wilson did not make any grants of plan-based awards to its named executive officers in 2008; at December 31, 2008, the named executive officers did not hold any outstanding equity awards; and in 2008, none of the named executive officers exercised stock options or vested in stock awards.

Termination of Employment and Change-in-Control Agreements for Named Executive Officers

  Chief Executive Officer

        As of December 31, 2008, Mr. McMorrow's employment agreement provided that, in the event of his termination of employment by Kennedy-Wilson without cause (not in connection with a change in control of Kennedy-Wilson) or due to death or disability, he would receive salary continuation throughout the remaining term of the agreement. At December 31, 2008, Mr. McMorrow's employment agreement extended to December 31, 2014. In the event Mr. McMorrow's employment was terminated without cause in connection with a Change in Control of Kennedy-Wilson, he would be entitled to a lump sum payment equal to two times the sum of his average base salary and bonus for the most recently completed three fiscal years. Please also see above under "Executive Compensation—Employment Agreements—Mr. McMorrow" on page 247 for a description of the changes to the termination of employment provisions of Mr. McMorrow's employment agreement that were made effective February 1, 2009.

Termination Event	Severance Payments
Voluntary or Involuntary for Cause	$0
Involuntary without Cause (non-Change in Control)	$5,700,000
Death or Disability	$5,700,000
Involuntary without Cause with Change-in-Control	$14,133,333

  Remaining Executives

        Pursuant to their employment agreements, if Messrs. Lyle, Rosten, or Hart were terminated without cause on December 31, 2008, each executive would have been entitled to base salary, bonus and benefit continuation through the remainder of term of his respective agreement (December 31, 2009 for each executive). Accordingly, Messrs. Lyle, Rosten, and Hart would have received salary continuation payments of $450,000, $550,000, and $600,000, respectively, and bonus and benefit continuation payments of $6,815 each.

        At December 31, 2008, neither Ms. Ricks nor Mr. Schlesinger would have been entitled to any benefits following a termination without cause or a change in control of Kennedy-Wilson. However, please see above under "Executive Compensation—Employment Agreements—Ms. Ricks" on page 248 for a description of the continued salary and benefits payable to Ms. Ricks upon certain qualifying terminations of her employment pursuant to the terms of her employment agreement entered into on February 1, 2009.

Kennedy-Wilson Director Compensation

        Each non-employee director, other than Thomas Sorell, receives a fee of $25,000 per year, $1,000 for each board of directors meeting attended and $500 for each committee meeting attended. The following table provides compensation information for the fiscal year ended December 31, 2008 for each non-employee member of Kennedy-Wilson's board of directors(1):

Name(2)	Fees Earned or Paid in Cash ($)	Total ($)
Cathy Hendrickson	28,000	28,000
Norm Creighton	29,500	29,500
Jeffrey Hudson	29,000	29,000
Gary Kasper(3)	20,750	20,750
Kent Mouton	29,500	29,500
Jerry Solomon	28,000	28,000
Thomas Sorell(4)	0	0

    (1)
    The columns titled "Stock Awards," "Option Awards," "Non-Equity Incentive Plan Compensation," "Change in Pension Value and Nonqualified Deferred Compensation Earnings" and "All Other Compensation" have been omitted because no amounts would have been included in such columns.

    (2)
    Mr. McMorrow receives no compensation for his service as a director of Kennedy-Wilson.

    (3)
    Gary Kasper resigned from the board of directors of Kennedy-Wilson on November 1, 2008.

    (4)
    Thomas Sorell was appointed as a member of the board of directors of Kennedy-Wilson on November 1, 2008. Mr. Sorell receives no compensation for his services as a director of Kennedy-Wilson.

Compensation Discussion and Analysis of Kennedy-Wilson Following the Merger / Post-Merger Employment Agreements and Benefits

        Subsequent to the merger, it is expected that compensation decisions with respect to the named executive officers of the post-merger company will be made by the post-merger company's compensation committee. No decisions have been made at this time with respect to post-merger compensation decisions, other than as set forth above in section "Executive Compensation—Executive Compensation Actions in Connection with the Merger" on page 249.

COMPARISON OF RIGHTS OF PROSPECT AND KENNEDY-WILSON HOLDERS

        Prospect and Kennedy-Wilson are both incorporated under the laws of the State of Delaware. Both companies are governed by the DGCL. If the merger is completed, Kennedy-Wilson Holders, whose rights are currently governed by Kennedy-Wilson's amended and restated certificate of incorporation and the Kennedy-Wilson's bylaws, will become stockholders of Prospect, and their rights as such will be governed by Prospect's amended and restated certificate of incorporation and Prospect's amended and restated bylaws. Prospect's stockholders, if the merger is completed, will remain stockholders of Prospect. The material differences between the rights of Kennedy-Wilson Holders and the rights of Prospect's stockholders are summarized below. Kennedy-Wilson as a direct wholly-owned subsidiary of Prospect will have its amended and restated certificate of incorporation and bylaws amended in connection with the merger.

        This summary does not purport to be a complete statement of the rights of Prospect stockholders under Prospect's amended and restated certificate of incorporation following the consummation of the merger or its amended and restated bylaws or Kennedy-Wilson Holders under Prospect's amended and restated certificate of incorporation or its amended and restated bylaws. In addition, this summary does not purport to be a complete description of the specific provisions referred to herein and is qualified in its entirety by reference to the governing corporate documents and the DGCL. You are urged to read those documents carefully in their entirety. A copy of Prospect's second amended and restated certificate of incorporation as will be in effect if each of the charter amendment proposals are approved is attached as Annex D to this proxy statement/prospectus and a copy of Prospect's amended and restated bylaws is included with Prospect's Form S-1 Registration Statement filed with the SEC (SEC File No. (333-145110) on November 14, 2007.)

Capitalization:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
	Prospect's amended and restated certificate of incorporation authorizes it to issue 81,000,000 shares, of which 80,000,000 are common stock, par value $0.0001 per share, and 1,000,000 are preferred stock, par value $0.0001. Prospect's board of directors is expressly granted the power to issue shares of the preferred stock in one or more series and to fix the rights and preferences, including voting powers, of each series of preferred stock.	KW's certificate of incorporation, as amended authorizes it to issue 62,000,000 shares, each with par value of $0.01 per share, of which 50,000,000 shares are common stock, 5,000,000 shares are partial-voting common stock, 2,000,000 are shares of non-voting common stock and 5,000,000 are shares of preferred stock, of which 60,000 shares are designated as series A preferred stock. KW's board of directors is expressly granted the power to authorize the issuance of any or all shares of common stock, partial-voting common stock, non-voting common stock and one or more series of preferred stock.

Voting Rights:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
The DGCL permits that the holders of common stock are entitled to one vote per shares on all matters to be voted on by stockholders.	Except as otherwise required by law or as otherwise provided in the terms of any class or series of stock having a preference over the common stock, the holders of Prospect's common stock shall exclusively possess all voting power and each share of common stock shall have one vote.	Except as otherwise required by law, with respect to all matters upon which stockholders are entitled to vote, the holders of the outstanding shares of common stock shall vote together with the holders of any other outstanding shares of capital stock entitled to vote and each share of common stock shall have one vote.

Voting Rights:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders

Except as required by law, outstanding shares of partial-voting common stock shall vote together with the holders of any other outstanding shares of capital stock and each share of partial-voting common stock shall have one-half (1/2) vote.
Except as otherwise required by law, non-voting common stock shall not be entitled to vote.
Except as otherwise required by law, series A preferred stock shall not be entitled to vote.

Dividends:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
The DGCL permits a corporation to declare and pay dividends out of "surplus" or, if there is no "surplus," out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. "Surplus" is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.	Prospect's amended and restated bylaws provide that the board of directors may declare dividends at a regular or special meeting and dividends may be paid in cash, property or shares of Prospect's capital stock, subject to the provisions of the amended and restated certificate of incorporation.	KW's certificate of incorporation, as amended, provides that the board of directors may declare dividends out of funds legally available to them and that the holders of common stock, partial-voting common stock and non-voting common stock shall be entitled to receipt such dividends ratably, subject to the rights and preferences of any preferred stock. Dividends on the series A preferred stock shall accrued and be cumulative from the issuance date. For each outstanding share of series A preferred stock, dividends shall be paid quarterly beginning June 30, 2008 and continue until such shares are converted. The payment of dividends shall be in cash.

The board of directors may also declare a dividend of securities to distribute to the holders of common stock, partial-voting common stock and non-voting common stock.

Appraisal Rights:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, Section 262, where a merger is to be submitted for approval at a meeting of stockholders, not less than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262. A record holder of shares who has made the demand with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, and who otherwise complies with the statutory requirements of Section 262 will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of his, her or its shares in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the merger.	Holders of Kennedy-Wilson common stock and preferred stock are entitled to exercise appraisal rights in connection with the merger under Section 262.

Holders of Kennedy-Wilson common stock and preferred stock may also be entitled to exercise appraisal rights in connection with the merger under the CGCL.

Number of Directors:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, the board of directors shall consist of 1 or more members, all of who are a natural person and such number of directors shall be fixed in a corporation's bylaws unless the certificate of incorporation fixes the number of directors.	Pursuant to Prospect's amended and restated certificate of incorporation and amended and restated bylaws, the board of directors shall consist of three classes and each such class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. The number of directors shall be fixed from time to time by a vote of a majority of the entire board of directors and shall be not less than one director and no more than nine directors.	Pursuant to KW's certificate of incorporation, as amended, and bylaws, the board of directors shall consist of three classes and each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. The number of directors shall be seven, subject to change by the board of directors.

Removal of Directors:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, unless where the board of directors is classified or the certificate of incorporation provides for cumulative voting, a director may be removed with or without cause by a majority of the shares entitled to vote at an election of directors.	Prospect's amended and restated bylaws provide that any director may be removed, from office with or without cause by a majority vote of the holders of the outstanding shares entitled to vote at an election of directors.	KW's certificate of incorporation, as amended, and bylaws are silent as to the stockholder's right to remove directors.

Filling Vacancies on the Board of Directors:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, unless otherwise provided in the certificate of incorporation, a majority of the directors in office can fill any vacancy or newly created directorship.	Prospect's amended and restated bylaws provide that any newly created directorships resulting from an increase in the number of directors or vacancies occurring in the board of directors or from any other cause may be filled by a majority of the directors then in office.

	Prospect's amended and restated certificate of incorporation provides that the election of directors need not be by ballot unless provided by the bylaws.	KW's certificate of incorporation, as amended, and bylaws provide that any vacancy in the board, whether because of death, resignation or an increase in the number of directors, may be filled by a vote of the majority of the remaining directors, even if less than a quorum.

Amendments to Certificate of Incorporation:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, an amendment to the certificate of incorporation requires that the board of directors approve the amendment, declare it advisable and submit it to stockholders for adoption. Such amendment must be adopted by a majority in voting power of all issued and outstanding shares and any greater vote required by the certificate of incorporation. Except in limited circumstances, any proposed amendment to the certificate of incorporation that would increase or decrease the authorized shares of a class of stock, increase or decrease the par value of the shares of a class of stock, or alter or change the powers, preferences or special rights of the shares of a class of stock (so as to affect them adversely) requires approval of the holders of a majority of the outstanding shares of the affected class, voting as a separate class, in addition to the approval of a majority of the shares entitled to vote on that proposed amendment. If any proposed amendment would alter or change the powers, preferences or special rights of any series of a class of stock so as to affect them adversely, but does not affect the entire class, then only the shares of the series affected by the proposed amendment is considered a separate class for purposes of the immediately preceding sentence.		KW's certificate of incorporation, as amended, provides that KW reserves the right to amend, alter, change or repeal any provision contained in the certificate of incorporation in the manner prescribed by law.

Amendments to Bylaws:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws.	Prospect's amended and restated bylaws and amended and restated certificate of incorporation provide that the bylaws may be adopted, amended or repealed by the stockholders entitled to vote thereon at any regular or special meeting. The board of directors also has the power, without the assent or vote of the stockholders to make, alter, amend, change, add or repeal the bylaws, subject to the stockholder's right to alter or repeal any bylaw.	KW's certificate of incorporation, as amended, and bylaws provide that the bylaws may be altered, amended or repealed by the board of directors or by an affirmative vote of the stockholders holding a majority in voting power of the outstanding capital stock entitled to vote at an election of directors.

Special Meetings of the Board of Directors:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, the board of directors can meet telephonically or through other communications and any action can be taken by consent, subject to restrictions set by the certificate of incorporation or bylaws.	Prospect's amended and restated bylaws provide that special meetings of the board of directors may be called by the chief executive officer, the president or a majority of the entire board of directors. Notice of the meeting shall state the place, date and hour of the meeting and shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone, facsimile, telegram or email on twenty-four (24) hours notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.	KW's bylaws provide that special meetings of the board of directors may be called by the chairman of the board or, if the chairman is absent or unable or refuses to act, by the chief executive officer or the president. Written notice of the time and place of the special meetings shall be delivered personally or by facsimile to each director, or sent to each director by mail or by other form of written communication. Except where otherwise required by law or they bylaws, notice of the purpose of the special meeting need not be given.

Special Stockholders Meetings:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, a special meeting of a corporation's stockholders may be called by the board or by any other person authorized by the corporation's articles or certificate of incorporation or bylaws. Generally, all stockholders of record entitled to vote must receive notice of stockholder meetings not less than 10 nor more than 60 days before the date of the stockholder meeting.	Prospect's amended and restated bylaws provide that special meetings of the stockholders, for any purpose or purposes, may only be called by a majority of the entire board of directors, or the chief executive officer, the chairman or the secretary. Written notice of such meeting shall state the time, place and purpose or purposes of the special meeting and shall be given to each stockholder entitled to vote at such meeting, not less than ten (10) or more than sixty (60) days before the date fixed for the meeting. Business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice.	KW's bylaws provide except as otherwise required by law, notice of each meeting of stockholders shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting by delivering a type written or printed notice personally or by mailing such notice. Every notice of a special meeting of stockholders shall state the place, date, hour and purpose for which the meeting is called.

Requirements for Timely Stockholder Notification:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, notice of a special or annual meeting of a corporation's stockholders must be received not less than 10 nor more than 60 days before the date of the stockholder meeting.	Prospect's amended and restated bylaws provide that, to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the company not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the annual meeting; provided, however, that in the event that less than ninety (90) days notice or public disclosure of the date of the annual meeting is given or made to stockholders, notice by a stockholder, to be timely, must be received no later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made, whichever first occurs. A stockholder's notice to the secretary shall set forth (a) as to each matter the stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, and (ii) any material interest of the stockholder in such business, and (b) as to the stockholder giving the notice (i) the name and record address of the stockholder and (ii) the class, series and number of shares of Prospect capital stock which are beneficially owned by the stockholder.	KW's bylaws provide that notice of each meeting of stockholders shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder of record entitled to vote at such meeting by delivering a type written or printed notice personally or by mailing such notice.

Mergers, Consolidations and Other Transactions:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Under the DGCL, the board of directors and the holders of a majority of the outstanding shares entitled to vote must approve a merger, consolidation or sale of all or substantially all of a corporation's assets. However, unless the corporation provides otherwise in its certificate of incorporation, no stockholder vote of a constituent corporation surviving a merger is required if: (i) the merger agreement does not amend the constituent corporation's articles or certificate of incorporation; (ii) each share of stock of the constituent corporation outstanding immediately before the merger is to be an identical outstanding or treasury share of the surviving corporation after the merger; and; (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.	Neither Prospect's amended and restated certificate of incorporation nor bylaws contains any super-majority voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.	Neither the Kennedy-Wilson's certificate of incorporation, as amended, nor bylaws contain any super-majority or class voting requirements governing mergers, consolidations, sales of substantially all of the assets, liquidations, reclassifications or recapitalizations.

Limitation of Personal Liability of Directors:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Section 102(b)(7) of the DGCL permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (i) for any breach of the director's duty of loyalty to the company or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of labor acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; and (iv) for any transaction from which the director derives an improper personal benefit.	Prospect's amended and restated certificate of incorporation provides that no director shall be personally liable to the company or its stockholders for monetary damages for breach of a fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the company shall be eliminated or so limited to the fullest extent permitted by the DGCL, as so amended.	KW's certificate of incorporation, as amended, provides that no director shall be liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the DGCL.

Limitation of Personal Liability of Directors:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders

In accordance with Section 102(b)(7) of the DGCL, Section 8.1 of the Company's charter provides that no director shall be personally liable to the Company or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of the Company's charter is to eliminate the Company's rights and those of its stockholders (through stockholders' derivative suits on the Company's behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate the Company's rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with the Company's charter, the liability of the Company's directors to the Company or its stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of the Company's charter limiting or eliminating the liability of directors, whether by the Company's stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Company to further limit or eliminate the liability of directors on a retroactive basis.

Indemnification of Directors and Officers:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders
Section 145(a) of the DGCL empowers a corporation to indemnify any director, officer, employee or agent, or former director, officer, employee or agent, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of his service as a director, officer, employee or agent of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no reasonable cause to believe his conduct was unlawful.	Prospect's amended and restated certificate of incorporation provides that Prospect shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, all persons whom it may indemnify pursuant thereto. Expenses, including attorneys' fees, incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the company in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the company as authorized hereby.	KW's certificate of incorporation, as amended, provides that it shall indemnify any director or officer who is a party, or threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the company, and whether civil, criminal administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of the company, or is or was serving at the request of the company as a director of officer of another corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by the DGCL. To the fullest extent permitted by the DGCL, the indemnification provided for in KW's certificate of incorporation, as amended, includes expenses (including attorneys' fees), judgments, fines and amounts paid in settlement and, in the manner provided by the DGCL, any such expenses may be paid by the company in advance of the final disposition of such action, suit or proceeding.

Section 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Indemnification of Directors and Officers:
Rights under the DGCL	Rights of Prospect's Stockholders	Rights of Kennedy-Wilson's Stockholders

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in Section 145(a) or Section 145(b) of the DGCL or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, provided that indemnification provided for by Section 145 of the DGCL or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled, and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

Commission Position on Indemnification for Securities Act Liabilities

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Prospect or Kennedy-Wilson pursuant to the foregoing provisions, Prospect and Kennedy-Wilson have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

BENEFICIAL OWNERSHIP OF SECURITIES

        The following table sets forth information regarding the beneficial ownership of the common stock of Prospect as of October 21, 2009 and the beneficial ownership of the common stock of the post-merger company by:

  •
  each person known by Prospect to be the beneficial owner of more than 5% of its outstanding shares of common stock either on October 21, 2009 or after the consummation of the merger, assuming the merger occurred on October 21, 2009;

  •
  each of Prospect's current executive officers and directors;

  •
  each of the executive officers and directors upon consummation of the merger;

  •
  all of Prospect's current executive officers and directors as a group; and

  •
  all of Prospect's executive officers and directors as a group after the consummation of the merger.

        This table is based on an exchange ratio in the merger of 3.8031 shares of Prospect common stock per share of Kennedy-Wilson common stock and 105.6412 shares of Prospect common stock per share of Kennedy-Wilson preferred stock. This table:

  •
  assumes that no holder of public shares converts such shares into cash and that no Kennedy-Wilson holder of common stock exercises its appraisal rights,

  •
  assumes that 26.0 million shares are issued to Kennedy-Wilson Holders in the merger,

  •
  assumes that 2,376,000 shares of restricted common stock will be issued to Kennedy-Wilson executive officers and management pursuant to the 2009 Plan,

  •
  assumes that 250,000 shares will be issued to De Guardiola Holdings, Inc. upon consummation of the merger, and

  •
  gives effect to the forfeiture and cancellation of 4,750,000 shares of founders shares. Information (pre-merger) does not reflect beneficial ownership of Prospect's outstanding warrants as these warrants are not currently exercisable. Information (post-merger) assumes that all warrants are exercisable immediately after the merger. Except as set forth in the footnotes to this table, the persons named in the table have sole voting and dispositive power with respect to all shares shown as beneficially owned by them.

	Prospect Pre-Merger		Prospect Post-Merger
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Common Stock(1)	Amount and Nature of Beneficial Ownership		Approximate Percentage of Outstanding Common Stock(2)
Flat Ridge Investments LLC(3)	3,271,753	10.5%	3,907,721	(4)	6.7%
HBK Investments L.P.(5)	3,069,191	9.8%	3,069,191		5.6%
Aldebaran Investments LLC(6)	1,916,820	6.1%	1,916,820		3.5%
QVT Financial LP(7)	1,800,450	5.8%	1,800,450		3.3%
Hartz Capital, Inc.(8)	1,590,016	5.1%	1,590,016		2.9%
David A. Minella(9)	3,271,753	10.5%	3,907,721	(4)	6.7%
Patrick J. Landers(10)	1,505,514	4.8%	2,041,323	(11)	3.6%
James J. Cahill	406,250	1.3%	125,000		*	%
Michael P. Castine	138,021.4%		33,125		*	%
William Cvengros(12)	138,021.4%		33,125		*	%
Michael Downey	138,021.4%		33,125		*	%
Daniel Gressel	138,021.4%		233,125	(13)	*	%
William Landman(14)	376,378	1.2%	510,331	(15)	*	%
John Merchant	138,021.4%		33,125		*	%
All Prospect executive officers and directors as a group	6,250,000	20.0%	6,950,000		11.5%
William J. McMorrow(17)	0	0%	14,371,938	(16)	26.1%
Mary Ricks(17)	0	0%	1,012,579		1.8%
Freeman A. Lyle(17)	0	0%	728,622		1.3%
Barry S. Schlesinger(17)	0	0%	114,209		*	%
James A. Rosten(17)	0	0%	261,540		*	%
Robert E. Hart(17)	0	0%	116,854		*	%
Donald J. Herrema(17)	0	0%	556,875		1.0%
Kent Mouton(17)	0	0%	128,630		*	%
Jerry R. Solomon(17)	0	0%	57,837		*	%
Norm Creighton(17)	0	0%	225,574		*	%
Thomas Sorell(17)	0	0%	0		*	%
Cathy Hendrickson(17)	0	0%	3,094		*	%
All executive officers and directors as a group post-merger	0	0%	21,485,473		36.9%

*
Less than 1%

(1)
Amount and applicable percentage of ownership is based on 31,250,000 shares of Prospect's common stock outstanding on October 21, 2009, which in some instances results in a different percentage than reported by the beneficial owners on their respective 13G filings.

(2)
Amount and applicable percentage of ownership is based on 55,126,000 shares of Prospect's common stock outstanding on October 21, 2009, assuming the merger occurred on October 21, 2009 and no public shares are converted upon consummation of the merger, which in some instances results in a different percentage than reported by the beneficial owners on their respective 13G filings.

(3)
David A. Minella is the Managing Member of Flat Ridge Investments LLC, and may be deemed to beneficially own the same number of shares of common stock reported by Flat Ridge Investments LLC. Mr. Minella disclaims beneficial ownership of any shares in which he does not have a pecuniary interest. Mr. Minella and Flat Ridge Investments LLC have shared voting and dispositive power with respect to all of the reported shares of common stock. The business address of Mr. Minella and Flat Ridge Investments LLC is 814 Hollow Tree Ridge Road, Darien, Connecticut 06820. The foregoing information was derived from a Schedule 13G filed with the SEC on February 14, 2008.

(4)
Includes 3,150,000 sponsors warrants beneficially owned by Flat Ridge Investments LLC.

(5)
The amount shown is the aggregate number of shares of common stock beneficially owned by HBK Investments L.P., HBK Services LLC, HBK New York LLC, HBK Partners II L.P., HBK Management LLC, HBK Master Fund L.P. and HBK Special Opportunities Fund I L.P., or the HBK Entities. The HBK Entities have shared voting and dispositive power with respect to all of the reported shares of common stock. The business address of each of the HBK Entities except HBK New York LLC is 2101 Cedar Springs Road, Suite 700, Dallas, Texas 75201. The business address of HBK New York LLC is 350 Park Avenue, 20th Floor, New York, New York 10022. The foregoing information was derived from a Schedule 13G filed with the SEC on February 3, 2009.

(6)
Aldebaran Investments LLC, or Aldebaran, is the investment manager of a separate account which owns 1,916,820 shares of common stock. Aldebaran is deemed to be the beneficial owner of these shares. The business address of Aldebaran is 500 Park Avenue, 5th Floor, New York, NY 10022. The foregoing information was derived from a Schedule 13G filed with the SEC on February 17, 2009.

(7)
QVT Financial LP, or QVT Financial, in the investment manager for QVT Fund LP, or the Fund, Quintessence Fund L.P., or Quintessence, and a separate discretionary account managed for Deutsche Bank AG, or the Separate Account. The Fund beneficially owns 1,504,500 shares of common stock, Quintessence beneficially owns 150,052 shares of common stock and the Separate Account holds 145,898 shares of common stock. QVT Financial has the power to direct the vote and disposition of the common stock held by the Fund, Quintessence and the Separate Account. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate of 1,800,450 shares of common stock, consisting of shares owned by the Fund and Quintessence and the shares held in the Separate Account. QVT Financial GP LLC, as General Partner of QVT Financial, may be deemed to beneficially own the same number of shares of common stock reported by QVT Financial. QVT Associates GP LLC, as General Partner of the Fund and Quintessence, may be deemed to beneficially own the aggregate number of shares of common stock owned by the Fund and Quintessence, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate of 1,654,552 shares of common stock. Each of QVT Financial and QVT Financial GP LLC disclaims beneficial ownership of all shares of common stock owned by the Fund, Quintessence and the Separate Account. QVT Associates GP LLC disclaims beneficial ownership of all shares of common stock owned by the Fund and Quintessence, except to the extent of its pecuniary interest therein. QVT Financial, QVT Financial GP LLC, the Fund and QVT Associates GP LLC have shared voting and dispositive power with respect to those shares of common stock beneficially owned by each of the respective entities as set forth herein. The business address of each of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC is 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. The business address of the Fund is Walkers SPV, Walkers House, Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. The foregoing information was derived from a Schedule 13G filed with the SEC on February 3, 2009.

(8)
Hartz Capital, Inc., or Hartz Capital, is the investment manager of Hartz Capital Investments, LLC, or the Fund. The Fund beneficially owns 1,590,016 shares of common stock. Hartz Capital is also deemed to have beneficial ownership of these shares. The business address of both Hartz Capital and the Fund is 400 Plaza Drive, Secaucus, NJ 07094. The foregoing information was derived from a Schedule 13G filed with the SEC on August 27, 2008.

(9)
David A. Minella is the Managing Member of Flat Ridge Investments LLC, and may be deemed to beneficially own the 3,271,753 shares of common stock beneficially owned by Flat Ridge Investments LLC as of the record date, the 757,721 shares of common stock beneficially owned by Flat Ridge Investments LLC after taking into account the forfeiture and cancellation of the founders shares in connection with the merger, and the 3,150,000 sponsor warrants beneficially owned by Flat Ridge Investments LLC. Mr. Minella disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(10)
Patrick J. Landers does not own any shares of common stock directly, but may be deemed to beneficially own the 1,475,404 shares of common stock beneficially owned by LLM Structured Equity Fund L.P. and the 30,110 shares of common stock beneficially owned by LLM Investors L.P. as of the record date, 354,097 shares of common stock beneficially owned by LLM Structured Equity Fund L.P and 7,226 shares of common stock beneficially owned by LLM Investors L.P. after taking into account the forfeiture and cancellation of the founders shares in connection with the merger and 1,646,400 sponsor warrants beneficially owned by LLM Structured Equity Fund L.P and 33,600 sponsor warrants beneficially owned by LLM Investors L.P. Mr. Landers owns a 50% membership interest in LLM Capital Group LLC, which owns a 75% membership interest in LLM Capital Partners LLC. LLM Capital Partners LLC is the Sole Member of LLM Advisors LLC, which is the General Partner of LLM Advisors L.P. LLM Advisors LLC makes investment decisions through an investment committee on behalf of LLM Advisors L.P., which is the General Partner of each of LLM Structured Equity Fund L.P. and LLM Investors L.P. Mr. Landers is a member of the investment committee of LLM Advisors LLC. Mr. Landers disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(11)
Includes 1,646,400 sponsor warrants beneficially owned by LLM Structured Equity Fund L.P and 33,600 sponsor warrants beneficially owned by LLM Investors L.P.

(12)
William Cvengros is the Managing Member of SJC Capital LLC, and may be deemed to beneficially own the 138,021 shares of common stock beneficially owned by SJC Capital LLC as of the record date and 33,125 shares of common stock beneficially owned by SJC Capital LLC after taking into account the forfeiture and cancellation of the founders shares in connection with the merger. Mr. Cvengros disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(13)
Includes 200,000 public warrants purchased by Daniel Gressel on the open market.

(14)
William Landman is the Managing Member of CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), and may be deemed to beneficially own the 376,378 shares of common stock beneficially owned by CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.) as of the record date, 90,331 shares of common stock beneficially owned by CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.) after taking into account the forfeiture and cancellation of the founders shares in connection with the merger and 420,000 sponsor warrants beneficially owned by CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.). Mr. Landman disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(15)
Includes 420,000 sponsor warrants beneficially owned by CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.).

(16)
Includes 90,851 shares of common stock beneficially owned by Leslie McMorrow, Mr. McMorrow's wife, and 52,821 shares of common stock beneficially owned by Tyler McMorrow, Mr. McMorrow's son. Mr. McMorrow disclaims beneficial ownership of the shares owned by his wife and son.

(17)
The address for such individual is c/o Kennedy-Wilson, Inc., 9701 Wilshire Boulevard, Suite 700, Beverly Hills, California 90212. Except as otherwise indicated, each individual holds sole voting and dispositive power with respect to all reported shares of common stock.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

Prospect Transactions with Related Persons

        On July 18, 2007, Prospect issued an aggregate of 4,312,500 shares of common stock to Flat Ridge Investments LLC, LLM Structured Equity Fund L.P. and LLM Investors L.P., an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, in exchange for an aggregate purchase price of $25,000 in cash. Subsequent to the purchase of these shares, each of:

  •
  Flat Ridge Investments LLC transferred at cost an aggregate of 431,252 of these shares to SJC Capital LLC, an entity affiliated with William Cvengros, one of Prospect's directors, and Michael P. Castine, Michael Downey and Daniel Gressel, each of whom is a director,

  •
  LLM Structured Equity Fund L.P. and LLM Investors L.P. transferred at cost an aggregate of 345,000 of these shares to CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, a Prospect director,

  •
  LLM Structured Equity Fund L.P., LLM Investors L.P. and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.) transferred at cost an aggregate of 215,625 of these shares to James J. Cahill, Prospect's Chief Financial Officer and Secretary,

  •
  LLM Structured Equity Fund L.P. transferred at cost an aggregate of 64,688 of these shares to James J. Cahill and

  •
  SJC Capital LLC, LLM Structured Equity Fund L.P., LLM Investors L.P., Michael P. Castine, Michael Downey, Daniel Gressel and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.) transferred at cost an aggregate of 161,721 of these shares to Flat Ridge Investments LLC.

        In October 2007, the aggregate outstanding 4,312,500 shares of common stock were increased to 7,187,500 shares of common stock as a result of a 5-for-3 stock split declared by Prospect's board of directors. Subsequent to the stock split, Flat Ridge Investments LLC, LLM Structured Equity Fund L.P., LLM Investors L.P. and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.) transferred at cost an aggregate of 158,724 of these shares to John Merchant, one of Prospect's directors.

        On December 21, 2007, upon the expiration of the underwriters' over-allotment option granted in connection with Prospect's IPO, Prospect repurchased an aggregate of 937,500 founder shares from its initial stockholders at a price equal to $0.0001 per share. In connection with such repurchase, Prospect recorded the aggregate fair value of the shares purchased to treasury stock and a corresponding credit to additional paid-in capital based on the difference between the fair market value of the shares of common stock repurchased and the price equal to $0.0001 per share (which was an aggregate total of $93.75 for all 937,500 shares). Upon receipt, the repurchased shares were immediately cancelled, which resulted in the retirement of the treasury stock and a corresponding charge to additional paid-in capital.

        The initial stockholders holding a majority of such shares are entitled to make up to three demands that Prospect register these shares pursuant to an agreement signed on November 14, 2007. The holders of the majority of these shares may elect to exercise these registration rights at any time generally commencing nine months after the consummation of Prospect's initial business combination. In addition, these stockholders have certain "piggy-back" registration rights with respect to registration statements filed by Prospect subsequent to the date on which these shares of common stock are released from escrow. Prospect will bear the expenses of registering these securities.

        On November 14, 2007, Prospect issued 5,250,000 sponsors warrants (exercisable at $7.50 per warrant), to Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's

Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated with Patrick J. Landers, Prospect's President and a director, and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, one of Prospect's directors, for an aggregate purchase price of $5,250,000. All of the proceeds Prospect received from these purchases were placed in the trust account. The sponsors warrants are identical to the public warrants underlying the units sold in Prospect's IPO except that:

  •
  the sponsors warrants are non-redeemable so long as of they are held by any of the sponsors or their permitted transferees,

  •
  they are non-transferable, other than to permitted transferees, until the date that is 30 days after the date on which Prospect consummates the initial business combination,

  •
  for so long as the sponsors warrants are subject to the transfer restrictions described in the second bullet above, the sponsors warrants are not exercisable and

  •
  the sponsors warrants are exercisable on a cashless basis at the holders' option so long as the sponsors warrants are held by the sponsors or their affiliates.

        Prospect has agreed to register the shares underlying the sponsors warrants at any time after Prospect has consummated its initial business combination, but the purchasers of the sponsors warrants have agreed that the sponsors warrants will not be sold or, subject to certain limited exceptions, transferred by them and they may not exercise the sponsors warrants until 30 days after Prospect has completed a business combination. Accordingly, the sponsors warrants have been placed in escrow and will not be released until 30 days after the completion of a business combination. Such sponsors warrants are not publicly traded and have an exercise price of $7.50 per warrant. All of the sponsors warrants will become worthless if the merger is not consummated by November 14, 2009 (as will the remainder of the public warrants).

        The holders of the majority of these sponsors warrants (or underlying shares) are entitled to make up to three demands that Prospect register these securities pursuant to the registration rights agreement referred to above. The holders of the majority of these securities may elect to exercise these registration rights with respect to such securities at any time after Prospect consummates the initial business combination. In addition, these holders will have certain "piggy-back" registration rights with respect to registration statements filed subsequent to such date. Prospect will bear the expenses incurred in connection with the filing of any such registration statement.

        Each of Teleos Management, L.L.C., an entity affiliated with Daniel Gressel, one of Prospect's directors, and LLM Capital Partners LLC, an entity affiliated with Patrick J. Landers, Prospect's President and a director, LLM Structured Equity Fund L.P. and LLM Investors L.P., has agreed that, commencing on November 14, 2007 through the acquisition of Kennedy-Wilson, it will make available to Prospect office space and certain office and secretarial services, as Prospect may require from time to time. Prospect has agreed to pay Teleos Management, L.L.C., $4,500 per month and LLM Capital Partners LLC, $3,000 per month for these services (amended December 31, 2008 to $4,083.15 and $2,722.10, respectively). This arrangement is solely for Prospect's benefit and is not intended to provide Mr. Gressel or Mr. Landers compensation in lieu of a salary. Prospect believes, based on rents and fees for similar services in the Naples, Florida and Boston, Massachusetts metropolitan areas, that the fee charged by each of Teleos Management, L.L.C. and LLM Capital Partners LLC, is at least as favorable as Prospect could have obtained from an unaffiliated person.

        To fund pre-offering expenses associated with Prospect's IPO, Flat Ridge Investments LLC, LLM Structured Equity Fund L.P. and LLM Investors L.P. advanced an aggregate of $200,000 to Prospect in exchange for a promissory note, without interest, which was repaid from the proceeds of Prospect's IPO.

        Prospect will reimburse its officers and directors for any reasonable out-of-pocket business expenses incurred by them in connection with certain activities on its behalf such as identifying and investigating possible target businesses and business combinations. There is no limit on the amount of out-of-pocket expenses that could be incurred; provided, however, that to the extent such out-of-pocket expenses exceed the available proceeds not deposited in the trust account and interest income of up to $2.75 million on the balance in the trust account (subject to the holdback of a sufficient amount of interest income to pay any due and unpaid taxes on such $2.75 million), such out-of-pocket expenses would not be reimbursed by Prospect unless Prospect consummates the initial business combination. Prospect's audit committee will review and approve all payments made to its initial stockholders, sponsors, officers and directors, and any payments made to members of Prospect's audit committee will be reviewed and approved by its board of directors, with the interested director or directors abstaining from such review and approval.

        Prospect has entered into a business opportunity right of first review agreement with David A. Minella, its Chairman and Chief Executive Officer, who is affiliated with Flat Ridge Investments LLC, one of Prospect's sponsors, Patrick J. Landers, Prospect's President and a director, who is affiliated with LLM Structured Equity Fund L.P. and LLM Investors L.P., two of Prospect's sponsors, James J. Cahill, Prospect's Chief Financial Officer and Secretary, William Landman, a Prospect directors, who is affiliated with CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), one of Prospect's sponsors, and Michael P. Castine, William Cvengros, Michael Downey, Daniel Gressel and John Merchant, each of whom is a director, and each a Prospect sponsor, which provides that from November 14, 2007 until the earlier of the consummation of the initial business combination or Prospect's liquidation, Prospect will have a right of first review with respect to business combination opportunities of which Messrs. Minella, Landers, Cahill, Landman, Castine, Cvengros, Downey, Gressel, Merchant and each of its sponsors, and companies or other entities that they manage or control become aware, in the financial services industry with an enterprise value of $195 million or more.

        Other than the $7,500 per month administrative fee (amended December 31, 2008 to $6,805.25 per month) and reimbursable out-of-pocket expenses payable to its officers and directors, no compensation or fees of any kind, including finder's fees, consulting fees or other similar compensation, will be paid to awarded to or earned by any of Prospect's initial stockholders, sponsors, officers or directors, or to any of their respective affiliates, prior to or with respect to the initial business combination (regardless of the type of transaction that it is).

        After the merger, members of Prospect's management team who remain may be paid consulting, management or other fees from the post-merger company with any and all amounts being fully disclosed to stockholders. As information about executive and director compensation post-merger becomes known it will be publicly disclosed at the time of its determination in a Current Report on Form 8-K, as required by the SEC.

        All ongoing and future transactions between Prospect and any director or member of its management team, initial stockholders, sponsors, or their respective affiliates, including financing, will be on terms believed by Prospect at that time, based upon other similar arrangements known to it, to be no less favorable than are available from unaffiliated third parties. Such transactions will require prior approval in each instance by its audit committee. Prospect will not enter into the initial business combination with an entity that is affiliated with any of its officers, directors, sponsors or initial stockholders. All affiliated transactions will be on terms no less favorable to it than could be obtained from independent parties. All affiliated transactions must be approved by a majority of its independent and disinterested directors.

        In connection with the merger, Prospect entered into a forfeiture agreement with De Guardiola Advisors, Inc., De Guardiola Holdings, Inc., Kennedy-Wilson, Flat Ridge Investments LLC, LLM

Structured Equity Fund L.P., LLM Investors L.P., CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), SJC Capital LLC, Michael P. Castine, Michael Downey, Daniel Gressel, James J. Cahill and John Merchant, as amended by a first amendment dated October 22, 2009, whereby immediately prior to and subject to consummation of the merger, 4,750,000 founder shares will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock.

Code of Ethics and Related Person Policy

        Prospect has adopted a code of ethics, which establishes standards of ethical conduct applicable to all of its officers, directors and employees. You will be able to review Prospect's code of ethics by accessing its public filings at the SEC's web site at http://www.sec.gov or visiting Prospect's website at http://www.prospectac.com, under the caption "Investors Relations/Corporate Governance." In addition, a copy of the code of ethics will be provided without charge upon request. Prospect intends to disclose any amendments to or waivers of certain provisions of Prospect's code of ethics in a Current Report on Form 8-K.

Conflicts of Interest

        Prospect's stockholders should also be aware of the following other potential conflicts of interest:

  •
  None of Prospect's officers and directors is required to commit his full time to Prospect's affairs and, accordingly, he may have conflicts of interest in allocating his time among various business activities.

  •
  Prospect's directors and members of its management team may become aware of business opportunities that may be appropriate for presentation to Prospect as well as the other entities with which they are or may be affiliated. Some of Prospect's officers and directors are now and may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by Prospect, although each of Prospect's officers, directors and sponsors has agreed not to participate in the formation of, or become an officer or director of, any blank check company that may complete an initial business combination with an entity in the financial services industry until the earlier of (i) the date on which Prospect has entered into a definitive agreement regarding the initial business combination or (ii) November 14, 2009.

  •
  The founders shares and sponsors warrants are subject to transfer restrictions (and in the case of the sponsors warrants, restrictions on exercise) and will not be released from escrow until specified dates after consummation of Prospect's initial business combination. In addition, the sponsors warrants purchased by the sponsors and any public warrants which Prospect's founders, sponsors, officers and directors purchased in Prospect's IPO or may purchase in the aftermarket will expire and become worthless if an initial business combination is not consummated. Additionally, Prospect's initial stockholders, including its directors, will not receive liquidation distributions with respect to any of the founders shares. For the foregoing reasons, Prospect's board of directors may have a conflict of interest in determining whether a particular target business is appropriate to effect the initial business combination with.

  •
  Prospect's officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors were included by a target business as a condition to any agreement with respect to an initial business combination.

        In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:

  •
  the corporation could financially undertake the opportunity;

  •
  the opportunity is within the corporation's line of business; and

  •
  it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.

        Accordingly, as a result of multiple business affiliations, Prospect's officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when Prospect's board of directors evaluate a particular business opportunity with respect to the above-listed criteria. Prospect cannot assure you that any of the above mentioned conflicts will be resolved in its favor.

        In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, Prospect has entered into a business opportunity right of first review agreement with David A. Minella, its Chairman and Chief Executive Officer, who is affiliated with Flat Ridge Investments LLC, a Prospect sponsor, Patrick J. Landers, its President and a director, who is affiliated with LLM Structured Equity Fund L.P. and LLM Investors L.P., two of Prospect's sponsors, James J. Cahill, its Chief Financial Officer and Secretary, William Landman, a Prospect director, who is affiliated with CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a Prospect sponsors, and Michael P. Castine, William Cvengros, Michael Downey, Daniel Gressel and John Merchant, each of whom is a director, and each a sponsor, which provides that from November 14, 2007 until the earlier of the consummation of the initial business combination or Prospect's liquidation in the event its does not consummate the initial business combination, Prospect has a right of first review with respect to business combination opportunities of which Messrs. Minella, Landers, Cahill, Landman, Castine, Cvengros, Downey, Gressel, Merchant and each of its sponsors, and companies or other entities that they manage or control become aware, in the financial services industry with an enterprise value of $195 million or more.

        In connection with the vote required for the initial business combination, all of the initial stockholders, have agreed to vote the founders shares in accordance with the vote of the public stockholders owning a majority of the shares of Prospect's common stock sold in its IPO. In addition, they have agreed to waive their respective rights to participate in any liquidation distribution with respect to the founders shares. If they purchased shares of common stock as part of Prospect's IPO or if they purchase shares in the open market, however, they would be entitled to vote such shares as they choose on a proposal to approve an initial business combination, however, in no event could they exercise conversion rights and convert their shares into a portion of the trust account.

        To further minimize potential conflicts of interest, Prospect has agreed not to consummate an initial business combination with an entity that is affiliated with any of its officers, directors, sponsors or initial stockholders, including any businesses that are either portfolio companies of its initial stockholders or sponsors or any entity affiliated with its officers, directors, initial stockholders or sponsors. Furthermore, in no event will any of Prospect's initial stockholders, sponsors, officers or directors, or any of their respective affiliates, be paid any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate the consummation of the initial business combination.

Promoters

        Each of Flat Ridge Investments LLC and David A. Minella may be deemed Prospect's "promoters" as that term is defined under United States federal securities laws.

Kennedy-Wilson Transactions With Related Persons

        You should be aware that certain members of the Kennedy-Wilson board and certain executive officers of Kennedy-Wilson have agreements or arrangements with Kennedy-Wilson and with Prospect after the merger.

        If the merger is consummated, William J. McMorrow and Mary Ricks will be potentially entitled to receive certain cash bonus payments of up to $11.7 million and $4.0 million, respectively. The cash bonus payments will be payable as follows:

  •
  Mr. McMorrow and Ms. Ricks will be entitled to receive $4.85 million and $2.0 million, respectively, on October 15, 2009, provided, however, that such payments will be repaid to Kennedy-Wilson in the event the merger is not consummated by November 15, 2009 or the executive is not employed by Kennedy-Wilson on the effective date of the merger (these employment requirements will not apply, however, in the case of a termination of employment due to death or disability);

  •
  Mr. McMorrow and Ms. Ricks will receive "performance unit awards" under the 2009 Plan which will entitle them to receive $2.425 million and $1.0 million, respectively, on April 1, 2010, provided that the Performance Target is met as of March 31, 2010 (in the event that the Performance Target is not met as of March 31, 2010, the bonus otherwise due April 1, 2010 shall, nevertheless, be paid on July 1, 2010, October 1, 2010, or January 1, 2011, respectively, if the Performance Target is satisfied as of the earliest of June 30, 2010, September 30, 2010, or December 31, 2010, respectively), and the executive remains employed through the date on which the Performance Target is satisfied; and

  •
  Mr. McMorrow and Ms. Ricks will receive additional "performance unit awards" under the 2009 Plan which will entitle them to receive cash payments in the amounts of $4.425 and $1.0 million, respectively, on January 1, 2011, provided that the Performance Target is met as of December 31, 2010 and he or she, as applicable, remains employed by the post-merger company through January 1, 2011.

        Notwithstanding the foregoing, in the event that the merger is consummated and the employment of Mr. McMorrow or Ms. Ricks is terminated by the post-merger company without cause or he or she, as applicable, resigns from his or her, as applicable, employment with the post-merger company for good reason, the payments referred to in the second and third bullets above will still be payable on the applicable payment dates if the Performance Target is met. The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. The compensation committee of Kennedy-Wilson's board of directors made the determination to pay cash bonuses to only Mr. McMorrow and Ms. Ricks upon consummation of the merger after taking into account several factors, including the primary roles Mr. McMorrow and Ms. Ricks played in negotiating the terms of the merger and the merger agreement and the amendments to Mr. McMorrow's and Ms. Ricks' employment agreements eliminating their rights to receive cash lump sum payments otherwise due upon a change in control.

        On April 10, 2006, William J. McMorrow borrowed $3,543,127 from Kennedy-Wilson evidenced by a promissory note bearing simple interest at a rate of 7.5% per annum and scheduled to mature on April 9, 2011. Mr. McMorrow's employment agreement has been amended to provide that the McMorrow Note will be forgiven if the merger is consummated. The determination of Kennedy-Wilson's compensation committee to forgive the note upon the consummation of the merger stemmed from its consideration of Mr. McMorrow's contributions to Kennedy-Wilson, Mr. McMorrow's primary role in negotiating the terms of the merger and the merger agreement, and the terms of the note which provides for its forgiveness in the event of certain changes in control.

        If the merger is consummated, certain of Kennedy-Wilson's executive officers will continue to be employed with the post-merger company, including William J. McMorrow, Freeman A. Lyle, Barry S. Schlesinger, Mary Ricks, James A. Rosten, Robert E. Hart and Donald J. Herrema. In addition, it is proposed that six members of the board of directors of Kennedy-Wilson will be elected to serve as directors of the post-merger company. To reward and incentivize Kennedy-Wilson's key employees and management after the merger, up to 2,475,000 shares of Prospect common stock will be reserved for issuance under the 2009 Plan. If the merger is consummated, certain Kennedy-Wilson officers, directors and key employees will be issued an aggregate of 2,376,000 restricted shares of Prospect common stock under the 2009 Plan upon the closing of the merger as set forth in the table below:

Name of Group	Dollar ($)	Number of Shares of Restricted Stock
William McMorrow, Chief Executive Officer	$5,513,062.50	556,875
Freeman Lyle, Chief Financial Officer	$765,705.60	77,344
Mary Ricks, Co-CEO of KW Commercial Investment Group	$5,513,062.50	556,875
Barry Schlesinger, Co-CEO of KW Commercial Investment Group	$765,705.60	77,344
Robert Hart, President of KW Multi-Family Management Group	$765,705.60	77,344
James Rosten, President of Kennedy-Wilson Properties	$765,705.60	77,344
All executive officers, as a group	$22,021,619.40	2,224,406
All directors who are not executive officers, as a group	$153,143.10	15,469
All employees, including all current officers who are not executive officers, as a group	$1,347,637.50	136,125

        In the event that the recipient of the restricted shares remains employed by (or continues to perform services as a director for) the post-merger company through the relevant vesting date, 1/5 of the restricted shares will vest on each of the first five anniversaries of the date of issuance, provided that the Performance Target is met as of the September 30 immediately preceding the applicable anniversary date (in the case of the installments vesting on the fourth and fifth anniversary dates, the Performance Target must be met as of the September 30 immediately preceding the third anniversary date). The Performance Target was established by an independent committee of Prospect and is subject to the approval of the compensation committee of the post-merger company following the consummation of the merger. Notwithstanding the foregoing, in the event the employment with the post-merger company of an employee who has been granted restricted shares is terminated without cause or if the employee resigns from his employment with the post-merger company for good reason, the restricted shares will continue to vest on the applicable anniversary dates (subject to the satisfaction of the Performance Target), subject to certain limitations. In addition, in the event of a "Change of Control" as defined in the 2009 Plan (see "The Equity Participation Plan Proposal—"Change of Control" on page 180), any unvested restricted shares of Prospect common stock that have not previously been forfeited will become vested, subject to certain limitations. See section "The Equity Participation Plan Proposal—Awards to Particular Officers, Directors and Employees" on page 184 for additional information.

        In connection with the merger, Mr. McMorrow and Ms. Ricks have entered into amendments to their employment agreements which provide for, among other things:

  •
  the removal of certain benefits in the event of a change in control;

  •
  the addition of certain severance benefits if the executive resigns on account of a change in location or a material reduction in duties;

  •
  the grant to each executive of 556,875 shares of restricted stock of Prospect pursuant to the 2009 Plan and upon the terms and conditions set forth above;

  •
  the cash bonus payments set forth above and

  •
  in the case of Mr. McMorrow, the McMorrow Note forgiveness described above.

        Mr. Herrema has also entered into an amendment to his employment agreement which provides for the extension of his employment term from December 31, 2010 to January 31, 2014 as well as the second and third bullets above. In addition, the employment agreements for Messrs. McMorrow and Herrema and Ms. Ricks have been amended to include language intended:

  •
  to provide for a reduction in the amount of payments or benefits payable or provided to them under their respective employment agreements or otherwise to ensure that no payment or benefit is subject to the excise tax imposed by Section 4999 of the Code (certain golden parachute payments) which reduction may, in certain circumstances, result in the repayment of certain previously paid amounts (plus earnings) to the post-merger company, and

  •
  to achieve compliance with Section 409A of the Code.

        In November 2008, Kennedy-Wilson issued a convertible subordinated note with a principal amount of $30 million to Guardian. Thomas Sorell, a director of Kennedy-Wilson, is the Executive Vice President and Chief Investment Officer of Guardian. The Guardian Note bears interest at a fixed rate of 7%, payable quarterly, and the outstanding principal is due on November 3, 2018. Guardian may convert the Guardian Note, in whole or in part, into common stock of Kennedy-Wilson at a conversion price of $40.00 per share of common stock at any time prior to the tenth anniversary of the original issue date of the note. On October 8, 2009, Kennedy-Wilson and Guardian entered into a letter agreement pursuant to which the parties agreed to amend the Guardian Note, effective only if the merger is consummated, to change the conversion price to $37.50 per share and the expiration date for the conversion period to May 3, 2017. At any time on or after the ninth anniversary of the original issue date of the note and prior to the due date, Kennedy-Wilson may demand that the holder of the note convert the note in accordance with the terms of the note. In addition, Guardian has from time to time entered into various loan and investment transactions involving Kennedy-Wilson and its subsidiaries and affiliates relating to real estate investments.

        In connection with the issuance of the Guardian Note, Guardian entered into a shareholders agreement with Kennedy-Wilson, William McMorrow, Mary Ricks and Lyle Freeman pursuant to which the parties agreed to appoint one person designated by Guardian as a member of the board of directors of Kennedy-Wilson. Thomas Sorell currently serves as the director designee of Guardian. On October 8, 2009, Kennedy-Wilson and Guardian entered into a letter agreement pursuant to which the parties agreed, effective only if the merger is consummated, to terminate the shareholders agreement subject to entering into a voting agreement to provide Guardian with the right to designate a director to the board of directors of Prospect.

        Kulik, Gottesman, Mouton & Siegel LLP serves as general legal counsel to Kennedy-Wilson and received approximately $832,000 in legal fees for the year ended December 31, 2008 and $677,774 in legal fees as of the record date ($70,194 in connection with this transaction). Kent Mouton, a director of Kennedy-Wilson, is a partner with Kulik, Gottesman, Mouton & Siegel LLP and holds an approximately 25% interest in the firm.

        Solomon, Winnett & Rosenfield, Certified Public Accountants, Inc. provides certain tax consulting, preparation and general advice to Kennedy-Wilson and received approximately $300,000 in fees for the year ended December 31, 2008 and $171,600 in fees as of the record date ($25,000 in connection with this transaction). Jerry Solomon, a director of Kennedy-Wilson, is a principal of Solomon, Winnett & Rosenfield, Certified Public Accountants, Inc. and holds an approximately 25% interest in the firm.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires Prospect's officers, directors and persons who own more than 10% of a registered class of its equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and 10% stockholders are required by regulation to furnish Prospect with copies of all Section 16(a) forms they file. Based solely on copies of such forms received, Prospect believes that, during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to Prospect's officers, directors and greater than 10% beneficial owners were met in a timely manner, except that on December 19, 2007, Prospect's board of directors authorized Prospect to repurchase an aggregate 937,500 shares of its common stock for a price of $0.0001 per share from the founders in accordance with the terms of the IPO and the inside letters executed by each of the founders. The following founders inadvertently failed to file such repurchases on a Form 4 or Form 5: Flat Ridge Investments LLC, of which David A. Minella may be deemed a beneficial owner; Michael Castine; Daniel Gressel; SJC Capital LLC, of which William Cvengros may be deemed a beneficial owner; Michael Downey; John Merchant; James Cahill; LLM Structured Equity Fund LP, of which Patrick J. Landers may be deemed a beneficial owner; LLM Investors LP, of which Patrick J. Landers may be deemed a beneficial owner; and Capital Management Systems, Inc., of which William Landman may be deemed a beneficial owner. Further, the Form 3 filed by William Landman on November 13, 2007 inadvertently did not include his beneficial ownership of certain shares held by Capital Management Systems, Inc. Prospect expects such inadvertent failures to file to be promptly corrected.

DESCRIPTION OF PROSPECT SECURITIES

        The following discussion summarizes the material terms of Prospect's securities. This discussion does not purport to be complete and is qualified in its entirety by reference to Prospect's amended and restated certificate of incorporation and Prospect's amended and restated bylaws, that will be in effect as of the closing of the merger. The form of Prospect's second amended and restated certificate of incorporation that will be in effect at the consummation of the merger is attached to this proxy statement/prospectus as Annex D. Prospect's amended and restated bylaws can be obtained by following the instructions under "Where You Can Find More Information" on page 296.

General

        On November 20, 2007, Prospect issued and sold 25,000,000 units in its IPO. Each of Prospect's units consist of one share of common stock, $0.0001 par value per share, and one warrant. Each warrant sold in the IPO entitles the holder to purchase one share of common stock at an exercise price of $7.50. Prospect's units began publicly trading on November 15, 2007. Prospect's warrants and common stock have traded separately since December 3, 2007. The public offering price of each unit was $10.00, and the IPO raised gross proceeds of $250,000,000. Of the gross proceeds:

  •
  Prospect deposited $241,750,000 into a trust account at JP Morgan Chase Bank, NA, maintained by Continental Stock Transfer & Trust Company, as trustee, which included $10,000,000 of contingent underwriting discount (the underwriters have agreed to forgo $4,000,000 of deferred underwriting compensation otherwise payable to them in connection with, and in accordance with the terms of, the underwriting agreement for the IPO);

  •
  the underwriters received $7,500,000 as underwriting discount (excluding the contingent underwriting discount); and

  •
  Prospect retained $700,000 for offering expenses, plus $50,000 for working capital.

        In addition, Prospect deposited into the trust account $5,250,000 that it received from the private placement of 5,250,000 sponsors warrants to Flat Ridge Investments LLC, an entity affiliated with David A. Minella, Prospect's Chairman and Chief Executive Officer, LLM Structured Equity Fund L.P. and LLM Investors L.P., entities affiliated, with Patrick J. Landers, Prospect's President and a director, and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, one of Prospect's directors.

        The amended and restated certificate of incorporation of Prospect authorizes the issuance 72,000,000 shares of common stock, par value $.0001, and 1,000,000 shares of preferred stock, par value $.0001. As of the record date, shares of common stock are outstanding, held by stockholders of record and no shares of preferred stock were outstanding. The number of authorized shares of common stock will be increased to 80,000,000 upon approval of the merger proposal, the charter amendment—share increase proposal and the filing of an amended and restated certificate of incorporation with the Secretary of State of the State of Delaware.

Units

        Each Unit consists of one share of common stock and one warrant. Each warrant entitles the holder to purchase one share of common stock. The Units began trading on AMEX on November 15, 2007 and the common stock and public warrants comprising the units began separate trading on December 3, 2007.

Common Stock

        As of the date of this proxy statement/prospectus, there were 31,250,000 shares of Prospect common stock outstanding. Holders of common stock have exclusive voting rights for the election of Prospect's directors and all other matters requiring stockholder action, except with respect to amendments to its amended and restated certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders and also are entitled to receive such dividends, if any, as may be declared from time to time by Prospect's board of directors in its discretion out of funds legally available therefor.

        Prospect's board of directors is divided into three classes, each of which are generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

        In connection with the vote required for Prospect's initial business combination, all Prospect's founders have agreed to vote the founders shares in accordance with the majority of the public shares. This voting arrangement does not apply to shares included in Units purchased in the IPO or shares purchased following the IPO in the open market. However, Prospect's founders, sponsors, officers and directors have waived any conversion rights with respect to such shares. Additionally, Prospect's founders will vote all of their shares in any manner they determine, in their sole discretion, with respect to any other items that come before a vote of Prospect's stockholders.

        Prospect will proceed with its initial business combination only if:

  •
  a majority of the public shares voted by the public stockholders present in person or by proxy at a duly held stockholders meeting are voted in favor of the merger proposal,

  •
  a majority of the public shares are voted in favor of each of the charter amendment—share increase proposal and the charter amendment—existence proposal, and

  •
  public stockholders holding no more than 30% of the public shares (minus one public share) exercise their conversion rights. Voting against the merger proposal alone will not result in conversion of a stockholder's shares into a pro rata share of the trust account. A stockholder must have also exercised the conversion rights described below for a conversion to be effective. The actual per-share conversion price will be equal to the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions and including accrued interest, net of any income taxes on such interest, and net of interest income of $2.75 million previously released to fund Prospect's working capital requirements (calculated as of two business days prior to the consummation of the proposed initial business combination), divided by the number of shares sold in this offering. The initial per-share conversion price would be approximately $9.88.

        Pursuant to Prospect's amended and restated certificate of incorporation, if Prospect does not consummate an initial business combination within 24 months after the date the prospectus, corporate existence will cease except for the purposes of winding up its affairs and liquidating. If Prospect is related to its IPO, or November 14, 2009, its forced to liquidate prior to its initial business combination, its public stockholders are entitled to share ratably in the trust account, inclusive of any interest not previously released to Prospect to fund working capital requirements and net of any income taxes due on such interest, which income taxes, if any, shall be paid from the trust account, and any assets remaining available for distribution to them. If Prospect does not complete its initial business combination and the trustee must distribute the balance of the trust account, the underwriters have agreed that:

  •
  they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account, and

  •
  the deferred underwriters' discounts and commission will be distributed on a pro rata basis among the public stockholders, together with any accrued interest thereon, net of income taxes payable on such interest. Prospect's founders have agreed to waive their respective rights to participate in any liquidation distribution occurring upon Prospect's failure to consummate an initial business combination with respect to the founders shares.

        Prospect' founders will therefore not participate in any liquidation distribution with respect to such founders shares. They will, however, participate in any liquidation distribution with respect to any shares of common stock acquired in connection with or following this offering.

        Prospect stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that public stockholders have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust account plus any interest earned thereon, net of income taxes payable on such interest and net of interest income of $2.75 million on the trust account balance previously released to Prospect to fund its working capital requirements (subject to the tax holdback), if they vote against the initial business combination and the initial business combination is approved and completed. Public stockholders who convert their common stock into their pro rata share of the trust account will retain any public warrants they own if they previously purchased units or public warrants.

        The payment of dividends, if ever, on the common stock will be subject to the prior payment of dividends on any outstanding shares of preferred stock, of which there presently are none.

  Founders Shares

        In transactions occurring in July, August, September and October 2007, Flat Ridge Investments LLC, LLM Structured Equity Fund L.P., LLM Investors L.P., CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), a corporation affiliated with William Landman, a Prospect director, James J. Cahill, Prospect's Chief Financial Officer and Secretary, SJC Capital LLC, an entity affiliated with William Cvengros, one of Prospect's directors, and Michael P. Castine, Michael Downey and Daniel Gressel, each of whom is a director, purchased 4,312,500 shares of Prospect's common stock for an aggregate purchase price of $25,000. In October 2007, the aggregate outstanding 4,312,500 shares of common stock were increased to 7,187,500 shares of common stock as a result of a 5-for-3 stock split declared by Prospect's board of directors. Subsequent to the stock split, Flat Ridge Investments LLC, LLM Structured Equity Fund L.P., LLM Investors L.P. and CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.) transferred at cost an aggregate of 158,724 of these shares to John Merchant, one of Prospect's directors. On December 21, 2007 Prospect repurchased 937,500 shares of common stock at a price equal to $0.0001 per share from the founders. The founders shares are identical to the public shares, except that:

  •
  the founders shares are subject to the transfer restrictions described below; the founders have agreed to vote the founders shares in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving Prospect's initial business combination; and as a result, Prospect's founders will not be able to exercise conversion rights (as described below) with respect to the founders shares;

  •
  the founders have agreed to vote the founders shares in favor of the amendment to Prospect's amended and restated certificate of incorporation to provide for Prospect's perpetual existence; and

  •
  the founders have agreed to waive their rights to participate in any liquidation distribution with respect to the founders shares if Prospect fails to consummate an initial business combination.

        The founders have agreed not to transfer, assign or sell any of the founders shares should until one year after the date of the completion of Prospect's initial business combination or earlier if, subsequent to Prospect's initial business combination:

  •
  the closing price of Prospect's common stock equals or exceeds $14.50 per share for any 20 trading days within any 30 trading day period; or

  •
  Prospect consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of Prospect's stockholders having the right to exchange their shares of common stock for cash, securities or other property;

provided, however, that transfers can be made to permitted transferees who agree in writing to be bound to the foregoing transfer restrictions, agree to vote in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving Prospect's initial business combination and to vote in favor of the amendment to Prospect's amended and restated certificate of incorporation providing for Prospect's perpetual existence and waive any rights to participate in any liquidation distribution if Prospect fails to consummate its initial business combination.

        For so long as the sponsors warrants are subject to such transfer restrictions they will be held in an escrow account maintained by Continental Stock Transfer & Trust Company.

        In addition, the founders or their permitted transferees are entitled to registration rights with respect to founders shares under an agreement to be signed on or before the date of this proxy statement/prospectus.

        In connection with the merger, Prospect entered into a forfeiture agreement with Flat Ridge Investments LLC, LLM Structured Equity Fund L.P., LLM Investors L.P., CMS Platinum Fund, L.P. (formerly Capital Management Systems, Inc.), SJC Capital LLC, Michael P. Castine, Michael Downey, Daniel Gressel, James J. Cahill and John Merchant, as amended by a first amendment dated October 22, 2009, whereby immediately prior to and subject to consummation of the merger, 4,750,000 founder shares will be cancelled and forfeited. As a result of this forfeiture, at the consummation of the merger, the founders will own 1,500,000 shares of Prospect common stock.

Preferred Stock

        Prospect's amended and restated certificate of incorporation, provides that shares of preferred stock may be issued from time to time in one or more series. Prospect's board of directors is authorized to fix the voting rights, if any, the designations, powers, and preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions, applicable to the shares of each series of preferred stock. Prospect's board of directors is able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of Prospect's board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control or the removal of existing management by diluting the stock ownership or voting rights of a person seeking to obtain control of the company or remove existing management. Prospect's amended and restated certificate of incorporation, prohibits Prospect, prior to its initial business combination, from issuing Prospect capital stock, including preferred stock, which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on an initial business combination. Prospect may issue some or all of the preferred stock to effect an initial business combination. Prospect has no preferred stock outstanding at the date hereof. Although Prospect does not currently intend to issue any shares of preferred stock, Prospect cannot assure you that it will not do so in the future. No shares of preferred stock are being issued or registered in this offering.

Warrants

  Public Warrants

        Each public warrant entitles the registered holder to purchase one share of Prospect's common stock at a price of $12.50 per share, subject to adjustment as discussed below, at any before November 14, 2013.

        However, the public warrants are exercisable only if a registration statement relating to the common stock issuable upon exercise of the public warrants is effective and current. The public warrants will expire on November 14, 2013 or earlier upon redemption.

        At any time while the public warrants are exercisable and there is an effective registration statement covering the shares of common stock issuable upon exercise of the public warrants available and current throughout the 30 day redemption period, Prospect may call the outstanding public warrants (except as described below with respect to the sponsors warrants) for redemption:

  •
  in whole and not in part at a price of $.01 per warrant if the sale price of Prospect common stock equals or exceeds $19.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrantholders; and

  •
  upon not less than 30 days' prior written notice of redemption to each warrantholder.

        The public warrants are issued in registered form under a warrant agreement, as amended by the warrant amendment, between Continental Stock Transfer & Trust Company, as warrant agent, and Prospect. You should review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement relating to Prospect's IPO, for a complete description of the terms and conditions of the public warrants and a copy of the warrant amendment attached to this proxy statement/prospectus as Annex B. The form of amended warrant agreement, which will be in effect upon consummation of the merger, is attached to this proxy statement/prospectus as Annex C.

        Prospect established these redemption criteria to provide warrantholders with a significant premium to the initial warrant exercise price as well as a sufficient degree of liquidity to cushion the market reaction, if any, to Prospect's redemption call. If the foregoing conditions are satisfied and Prospect issues notice of redemption of the public warrants, each warrantholder shall be entitled to exercise his or her warrant prior to the scheduled redemption date. However, there can be no assurance that the price of common stock will exceed the redemption trigger price or the warrant exercise price after the redemption notice is issued.

        If Prospect calls the public warrants for redemption as described above, Prospect's management will have the option to require any holder that wishes to exercise his, her or its warrant (including the sponsors warrants) to do so on a "cashless basis." If Prospect's management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering his, her or its public warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the public warrants, multiplied by the difference between the exercise price of the public warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If Prospect's management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of common stock to be received upon exercise of the public warrants, including the "fair market value" in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If Prospect calls its public warrants for redemption and Prospect's management does not take advantage of this option, Prospect's sponsors and their respective transferees would still be entitled to exercise their sponsor warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their public warrants on a cashless basis.

        The exercise price and number of shares of common stock issuable on exercise of the public warrants may be adjusted in certain circumstances including in the event of a stock dividend, or Prospect's recapitalization, reorganization, merger or consolidation. However, the exercise price and number of shares of common stock issuable on exercise of the public warrants will not be adjusted for issuances of common stock at a price below the warrant exercise price except in certain circumstances.

        The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified check payable to Prospect, for the number of public warrants being exercised. On the exercise of any warrant, the warrant exercise price will be paid directly to Prospect and not placed in the trust account. In no event may the public warrants be net cash settled. Warrantholders do not have the rights or privileges of holders of common stock, including voting rights, until they exercise their public warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

        No public warrants will be exercisable and Prospect will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the public warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the public warrants. Under the terms of the warrant agreement, as amended, Prospect has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the public warrants until the expiration of the public warrants. However, Prospect cannot assure you that it will be able to do so and, if it does not maintain a current prospectus relating to these shares of common stock issuable upon exercise of the public warrants, holders will be unable to exercise their public warrants and Prospect will not be required to settle any such warrant exercise. If the prospectus relating to these shares of common stock issuable upon the exercise of the public warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the public warrants reside, the public warrants may have no value, the market for the public warrants may be limited and the public warrants may expire worthless.

        No fractional shares will be issued upon exercise of the public warrants. If a holder exercises public warrants and would be entitled to receive a fractional interest of a share, Prospect will round up the number of shares of common stock to be issued to the warrantholder to the nearest whole number of shares.

  Sponsors Warrants

        The sponsors warrants are identical to the public warrants, except that the sponsors warrants:

  •
  are non-redeemable so long as they are held by any of the sponsors or their permitted transferees;

  •
  are subject to the transfer restrictions described below;

  •
  will not be exercisable while they are subject to the transfer restrictions described below; and

  •
  may be exercised for cash or on a cashless basis as described below.

        Although the shares of common stock issuable pursuant to the sponsors warrants will not be issued pursuant to a registration statement so long as they are held by the sponsors and their permitted transferees, the warrant agreement, as amended, provides that the sponsors warrants may not be exercised unless Prospect has an effective registration statement relating to the common stock issuable upon exercise of the sponsors warrants and a related current prospectus is available.

        If holders of the sponsors warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering his, her or its sponsor warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the sponsor warrants, multiplied by the difference between the exercise price of the sponsor warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the common stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of sponsor warrants. The reason that Prospect agreed that these sponsor warrants will be exercisable on a cashless basis so long as they are held by the sponsors and their affiliates and permitted transferees is because it is not known at this time whether they will be affiliated with Prospect following a business combination. If they remain affiliated with Prospects, their ability to sell securities in the open market will be significantly limited.

        The sponsors have agreed not to transfer, assign or sell any of the sponsors warrants until the date that is 30 days after the date Prospect completes its initial business combination; provided, however, that transfers can be made to permitted transferees who agree in writing to be bound by such transfer restrictions. For so long as the sponsors warrants are subject to such transfer restrictions they will be held in an escrow account maintained by Continental Stock Transfer & Trust Company.

        In addition, the sponsors or their permitted transferees are entitled to registration rights with respect to the sponsors warrants under an agreement signed with Prospect.

Transfer Agent, Warrant Agent and Registrar

        The transfer agent for Prospect's securities and the warrant agent for Prospect warrants is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004; telephone (212) 509-4000.

PRICE RANGE OF SECURITIES AND DIVIDENDS

Prospect

        NYSE Euronext completed its acquisition of AMEX on October 1, 2008. Prospect's units, which consist of one share of its common stock, par value $0.0001 per share, and one warrant to purchase one share of its common stock, trade on AMEX under the symbol "PAX.U." Prospect's warrants and common stock have traded separately on AMEX under the symbols "PAX.WS" and "PAX," respectively, since December 3, 2007. Assuming approval of the warrant amendment proposal, each warrant entitles the holder to purchase one share of its common stock at an exercise price of $12.50 commencing on the later of the consummation of the initial business combination or November 14, 2009. Prospect's warrants will expire at 5:00 p.m., New York City time, on November 14, 2013, or earlier upon redemption.

Price Range of Securities

        The following table sets forth, for the calendar quarter indicated, the high and low closing sales prices per unit, warrant and share of common stock, respectively, as reported on AMEX. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Units				Warrants				Common Stock
Quarter ended	High		Low		High		Low		High		Low
2009
First Quarter	$9.55		$9.07		$0.07		$0.03		$9.46		$9.20
Second Quarter	$9.74		$9.45		$0.17		$0.03		$9.67		$9.49
2008
First Quarter	$9.91		$9.44		$0.85		$0.38		$9.20		$8.97
Second Quarter	$9.75		$9.20		$0.45		$0.30		$9.31		$9.05
Third Quarter	$9.80		$9.11		$0.41		$0.20		$9.50		$9.01
Fourth Quarter	$9.30		$8.40		$0.25		$0.05		$9.15		$8.56
2007
First Quarter*	—		—		—		—		—		—
Second Quarter*	—		—		—		—		—		—
Third Quarter *	—		—		—		—		—		—
Fourth Quarter (November 15, 2007 to December 31, 2007)	$9.95	(1)	$9.67	(1)	$0.90	(2)	$0.65	(2)	$9.10	(3)	$8.91	(3)

(1)
Represents the high and low closing sales prices from Prospect's first day of trading on November 15, 2007 through December 31, 2007.

(2)
Represents the high and low closing sales prices from December 3, 2007, the date that Prospect's warrants first became separately tradable, through December 31, 2007.

(3)
Represents the high and low closing sales prices from December 3, 2007, the date that Prospect's common stock first became separately tradable, through December 31, 2007.

*
No amounts are included as none of Prospect's securities commenced trading on AMEX until November 15, 2007.

        The closing price for each share of common stock, public warrant and unit of Prospect on September 8, 2009, the last trading day before announcement of the execution of the merger agreement, was $9.79, $0.28 and $9.82, respectively. As of October 26, 2009, the last practicable date before the date of this proxy statement/prospectus, the closing price for each share of common stock, public warrant and unit of Prospect was $9.90, $0.55 and $10.39, respectively.

        Holders of Prospect common stock, public warrants and units should obtain current market quotations for their securities. The market price of Prospect common stock, public warrants and units could vary at any time before the merger.

Holders

        As of October 26, 2009 (the record date), Prospect had 1 holder of record of its units, 11 holders of record of its common stock and 1 holder of record of its public warrants.

Dividends

        Prospect has not paid any dividends on its common stock to date and does not intend to pay dividends prior to the completion of the merger. The payment of dividends in the future will be contingent upon revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the initial business combination. The payment of any dividends subsequent to the initial business combination will be within the discretion of Prospect's board of directors. It is the present intention of its board of directors to retain all earnings, if any, for use in its business operations and, accordingly, Prospect's board of directors does not anticipate declaring any dividends in the foreseeable future. If, after Prospect consummates the merger, it becomes a holding company with a risk-bearing operating company subsidiary, the ability of that subsidiary to pay dividends to stockholders, either directly or through Prospect may be limited by statute or regulation.

Kennedy-Wilson

        Kennedy-Wilson's common stock is quoted on the Pink Sheets under the symbol "KWIC.PK"

Price Range of Securities

        The following table sets forth, for the calendar quarter indicated, the high and low closing sales prices per share of common stock of Kennedy-Wilson as reported on the Pink Sheets Electronic OTC. The quotations listed below reflect interdealer prices, without retail markup, markdown or commission and may not necessarily represent actual transactions.

	Common Stock
Quarter Ended	High	Low
2009
First Quarter	$36.50	$25.00
Second Quarter	$40.00	$30.00
2008
First Quarter	$42.50	$37.48
Second Quarter	$46.50	$38.50
Third Quarter	$43.50	$36.00
Fourth Quarter	$44.00	$25.00
2007
First Quarter	$30.00	$24.00
Second Quarter	$38.00	$30.50
Third Quarter	$44.00	$36.00
Fourth Quarter	$47.93	$39.40

        The closing price for each share of Kennedy-Wilson common stock on September 8, 2009, the last trading day before announcement of the execution of the merger agreement, was $33.50. As of October 26, 2009, the last practicable date before the date of this proxy statement/prospectus, the closing price for each share of Kennedy-Wilson common stock was $38.00.

Holders

        As of October 26, 2009 (the record date), there were 21 holders of record of Kennedy-Wilson common stock and 35 holders of record of Kennedy-Wilson preferred stock.

Dividends

        Kennedy-Wilson has not paid any dividends on its common stock to date. Kennedy-Wilson paid the following dividends on its preferred stock:

Date of Payment	Aggregate Amount
06/30/08	$393,501
09/30/08	$930,222
12/30/08	$940,340
03/31/09	$927,480
06/22/09	$118,475
07/01/09	$809,025

        Kennedy-Wilson does not currently intend to pay any cash dividends in the foreseeable future. Kennedy-Wilson's board of directors will determine the payment of future cash dividends, if any.

APPRAISAL RIGHTS

Prospect

        Prospect stockholders do not have appraisal rights under the DGCL in connection with the merger.

Kennedy-Wilson

        In connection with the merger, holders of record of Kennedy-Wilson common stock and preferred stock who do not vote in favor of adopting the merger are entitled to appraisal rights under Section 262 provided that they comply with the conditions established by Section 262. Prospect is not required to effect the merger in the event that either:

  •
  holders of more than 10% of the outstanding shares of Kennedy-Wilson common stock or

  •
  the holders of more than 10% of the outstanding shares of Kennedy-Wilson preferred stock exercise their appraisal rights.

        Prospect shall not waive this condition if the number of outstanding shares of Kennedy-Wilson common stock or preferred stock for which holders exercise appraisal rights is such that, pursuant to the transactions contemplated by the merger agreement, Prospect will not be acquiring "control" of Kennedy-Wilson as defined in Section 368(c) of the Code, solely in exchange for Prospect common stock.

        Kennedy-Wilson's holders of common stock may also have appraisal rights under Chapter 13 of the CGCL. Any stockholder who does not vote in favor of the merger and remains a holder of Kennedy-Wilson common stock at the effective time of the merger may, by complying with the procedures set forth in Chapter 13 of the CGCL and sending Kennedy-Wilson a written demand for appraisal, be entitled to seek appraisal of the fair value of their shares as determined by the proper California superior court. These appraisal rights are contingent upon consummation of the merger.

        Except as set forth herein, stockholders of Kennedy-Wilson will not be entitled to appraisal rights in connection with the merger.

Appraisal Rights under the DGCL

        The discussion below is not a complete summary regarding an Kennedy-Wilson stockholder's appraisal rights under the DGCL and is qualified in its entirety by reference to the text of the relevant provisions of the DGCL, which are attached to this proxy statement/prospectus as Annex G. Stockholders intending to exercise appraisal rights should carefully review Annex G. Failure to follow precisely any of the statutory procedures set forth in Annex G may result in a termination or waiver of these rights. All references in this summary of appraisal rights to a "stockholder" or "holders of shares of Kennedy-Wilson's common stock" are to the record holder or holders of shares of Kennedy-Wilson's common stock and preferred stock.

        A record holder of shares of Kennedy-Wilson's common stock and preferred stock who has made the demand described below with respect to such shares, who continuously is the record holder of such shares through the effective time of the merger, who otherwise complies with the statutory requirements of Section 262 and who neither voted in favor of the merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery (the "Delaware Court") of the fair value of his, her or its shares of Kennedy-Wilson's common stock in lieu of the consideration that such stockholder would otherwise be entitled to receive pursuant to the merger agreement.

        Under Section 262, where a merger is to be submitted for approval at a meeting of stockholders, not less than 20 days prior to the meeting, a constituent corporation must notify each of the holders of its stock for whom appraisal rights are available that such appraisal rights are available and include in each such notice a copy of Section 262.

        Stockholders who desire to exercise their appraisal rights must satisfy all of the conditions of Section 262. Those conditions include the following:

  •
  Stockholders electing to exercise appraisal rights must not have voted for the adoption of the merger agreement. Voting for the adoption of the merger agreement will result in the waiver of appraisal rights.

  •
  A written demand for appraisal of shares must have been filed with Kennedy-Wilson before the taking of the vote on the merger agreement. The written demand for appraisal should have specified the stockholder's name and mailing address, and that the stockholder was thereby demanding appraisal of his, her or its Kennedy-Wilson common stock. The written demand for appraisal of shares is in addition to and separate from a vote against the merger agreement or an abstention from such vote.

  •
  A demand for appraisal must have been executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stock certificate. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, this demand must have been executed by or for the fiduciary. If the shares are owned by or for more than one person, as in a joint tenancy or tenancy in common, such demand must have been executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record. However, the agent must have identified the record owner and expressly disclosed the fact that, in exercising the demand, he was acting as agent for the record owner. A person having a beneficial interest in Kennedy-Wilson's common stock held of record in the name of another person, such as a broker, bank or nominee, must act promptly to cause the record holder to follow the steps summarized below in a timely manner to perfect whatever appraisal rights the beneficial owners may have.

        Within ten days after the effective time of the merger, Kennedy-Wilson must provide notice of the effective time of the merger to all Kennedy-Wilson stockholders who have complied with Section 262 and have not voted in favor of the adoption of the merger agreement.

        Within 120 days after the effective time of the merger, either Kennedy-Wilson or any stockholder who has complied with the required conditions of Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court, with a copy served on Kennedy-Wilson in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of all dissenting stockholders. There is no present intent on the part of Kennedy-Wilson to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that Kennedy-Wilson will file such a petition or that Kennedy-Wilson will initiate any negotiations with respect to the fair value of such shares. Accordingly, holders of Kennedy-Wilson's common stock who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262.

        Within 120 days after the effective time of the merger, any stockholder who has satisfied the requirements of Section 262 will be entitled, upon written request, to receive from Kennedy-Wilson a statement setting forth the aggregate number of shares of Kennedy-Wilson's common stock not voting in favor of the adoption of the merger agreement and with respect to which demands for appraisal were received by Kennedy-Wilson and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the stockholder's request has been received by Kennedy-Wilson or within 10 days after the expiration of the period for the delivery of demands as described above, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of Kennedy-Wilson's common stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the surviving corporation the statement described in this paragraph.

        If a petition for an appraisal is timely filed and a copy thereof is served upon Kennedy-Wilson, Kennedy-Wilson will then be obligated, within 20 days after service, to file with the Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to stockholders, as required by the Delaware Court, at the hearing on such petition, the Delaware Court will determine which stockholders are entitled to appraisal rights. The appraisal proceeding shall be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. The Delaware Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Delaware Court may dismiss the proceedings as to such stockholder. Where proceedings are not dismissed, the Delaware Court will appraise the shares of Kennedy-Wilson's common stock owned by such stockholders, determining the fair value of such shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment.

        Although the board of directors of Kennedy-Wilson believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the consideration they would receive pursuant to the merger agreement. Moreover, Kennedy-Wilson does not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the "fair value" of a share of Kennedy-Wilson's common stock is less than the merger consideration. In determining "fair value", the Delaware Court is required to take into account all relevant factors. The cost of the appraisal proceeding, which does not include attorneys' or experts' fees, may be determined by the Delaware Court and taxed against the dissenting stockholder and/or Kennedy-Wilson as the Delaware Court deems equitable in the circumstances. Each dissenting stockholder is responsible for his, her or its attorneys' and expert witness expenses, although, upon application of a dissenting stockholder, the Delaware Court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of stock entitled to appraisal.

        Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

        At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw his, her or its demand for appraisal and to accept the terms offered in the merger agreement. After this period, a stockholder may withdraw his, her or its demand for appraisal and receive payment for his, her or its shares as provided in the merger agreement only with the consent of Kennedy-Wilson. If no petition for appraisal is filed with the court within 120 days after the effective time of the merger, stockholders' rights to appraisal, if available, will cease. Inasmuch as Kennedy-Wilson has no obligation to file such a petition, any stockholder who desires a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to Kennedy-Wilson a written withdrawal of his, her or its demand for appraisal and acceptance of the merger consideration, except:

  •
  that any such attempt to withdraw made more than 60 days after the effective time of the merger will require written approval of Kennedy-Wilson and

  •
  that no appraisal proceeding in the Delaware Court shall be dismissed as to any stockholder without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective date of the merger.

        Failure by any Kennedy-Wilson stockholder to comply fully with the procedures described above and set forth in Section 262 on Annex G to this proxy statement/prospectus may result in termination of such stockholder's appraisal rights. In view of the complexity of exercising appraisal rights under the DGCL, any Kennedy-Wilson stockholder considering exercising these rights should consult with legal counsel.

Appraisal Rights under the CGCL

        Kennedy-Wilson's stockholders may also have appraisal rights under Chapter 13 of the CGCL. The discussion below is not a complete summary regarding an Kennedy-Wilson stockholder's appraisal rights under the CGCL and is qualified in its entirety by reference to the text of the relevant provisions of the CGCL, which are attached to this proxy statement/prospectus as Annex H. Stockholders intending to exercise appraisal rights should carefully review Annex H, which sets forth the procedures for Kennedy-Wilson's stockholders to dissent from the merger and to demand statutory dissenters' rights under the CGCL. Failure to follow precisely any of the statutory procedures set forth in Annex H may result in a termination or waiver of these rights. Shares of Kennedy-Wilson common stock held by stockholders who have perfected their dissenters' rights in accordance with Chapter 13 of the CGCL and have not withdrawn their demands or otherwise lost their rights are referred to in this summary as "Dissenting Shares."

        Under Sections 181 and 1201 of the CGCL, the merger constitutes a "reorganization." Chapter 13 of the CGCL provides dissenters' rights for stockholders dissenting from reorganizations in certain circumstances. For a Kennedy-Wilson stockholder to exercise dissenters' rights as to any shares of Kennedy-Wilson' common stock in connection with the merger, the stockholder must not vote in favor of the merger and must make a written demand to Kennedy-Wilson that it purchase the shares at their fair market value. Thus, if a stockholder wishes to dissent, the stockholder must vote "AGAINST" the merger or "ABSTAIN" from voting. If the stockholder votes "FOR" the merger, he will lose his dissenters' rights.

        The stockholder's written demand must:

  •
  be made by the record holder of the shares; thus, a beneficial owner of our stock that is registered in the record ownership of another person (such as a broker or nominee) should instruct the record holder to follow the procedures for perfecting dissenters' rights if the beneficial owner wants to dissent with respect to any or all of those shares;

  •
  be mailed or otherwise directed to Kennedy-Wilson, Inc., attention Chief Financial Officer, 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212;

  •
  be received not later than 30 days after notice of the approval of the merger is mailed to stockholders who did not vote in favor of the merger (as described below);

  •
  specify the stockholder's name and mailing address and the number and class of shares held of record that the stockholder demands that Kennedy-Wilson purchase;

  •
  state that the stockholder is demanding purchase of the shares and payment of their fair market value (Chapter 13 of the CGCL states that the fair market value, for this purpose, is determined "as of the day before the announcement" of the proposed merger); and

  •
  state the price that the stockholder claims to be the fair market value of the shares (this statement will constitute an offer by the stockholder to sell the shares to Kennedy-Wilson at that price).

        In addition, within 30 days after notice of the approval of the merger is mailed to stockholders, the stockholder must also submit to Kennedy-Wilson, for endorsement as dissenting shares, the stock certificates representing the Kennedy-Wilson shares as to which the stockholder is exercising dissenters' rights. A holder of dissenting shares may not withdraw a demand for payment unless Kennedy-Wilson consents to the withdrawal.

        Simply failing to vote for or against, or voting against, the proposed merger will not be sufficient to constitute the demand described above.

        If the merger is approved by Kennedy-Wilson's stockholders, Kennedy-Wilson will have 10 days after the approval to send to those stockholders who did not vote in favor of the merger and who could potentially exercise dissenters' rights in accordance with the CGCL, a written notice of such approval accompanied by:

  •
  a copy of Chapter 13 of the CGCL;

  •
  a statement of the price Kennedy-Wilson determines to represent the fair market value of the dissenting shares (this statement will constitute an offer by Kennedy-Wilson to purchase any dissenting shares at the stated amount if the merger closes and unless the shares lose their status as dissenting shares); and

  •
  a brief description of the procedures to be followed if a stockholder desires to exercise dissenters' rights.

        If Kennedy-Wilson and a dissenting stockholder agree that the shares are dissenting shares and agree on the price of the shares, the dissenting stockholder is entitled to receive the agreed-upon price with interest from the date of such agreement. The applicable interest rate will be the rate then set by law for the accrual of interest on judgments for money. Payment for the dissenting shares must be made within 30 days after the later of the date of that agreement or the date on which all statutory and contractual conditions to the merger are satisfied. Payments are also conditioned on the surrender to Kennedy-Wilson of the certificates representing the dissenting shares.

        If Kennedy-Wilson denies that shares are dissenting shares or the stockholder fails to agree with Kennedy-Wilson as to the fair market value of the shares, then, within six months after the notice of approval is mailed, any stockholder demanding purchase of such shares as dissenting shares or any interested corporation may file a complaint in the superior court in the proper California county requesting a determination as to whether the shares are dissenting shares or as to the fair market value of the holder's shares, or both, or may intervene in any action pending on such a complaint. If the complaint is not filed or intervention in a pending action is not made within the specified six-month period, the dissenters' rights are lost. If the status of the shares as dissenting shares is at issue, the court will first determine that issue. If the fair market value of the dissenting shares is at issue, the court will determine, or will appoint one or more impartial appraisers to determine, such fair market value.

        If the court appoints an appraiser or appraisers, they will proceed to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of the appraisers, will make and file a report in the office of the clerk of the court. Thereafter, on the motion of any party, the report is submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        If a majority of the appraisers fails to make and file a report within 10 days after the date of their appointment or within such further time as the court allows, or if the court does not confirm the report, the court will determine the fair market value of the dissenting shares. Subject to Section 1306 of Chapter 13 of the CGCL, judgment is rendered against Kennedy-Wilson for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares that any dissenting stockholder who is a party, or who has intervened, is entitled to require Kennedy-Wilson to purchase, with interest at the legal rate from the date on which the judgment is entered.

        The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, is assessed or apportioned as the court considers equitable. However, if the price determined by the court is more than the price offered by Kennedy-Wilson, it will pay the costs (including, in the discretion of the court, attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 of the CGCL if the price determined by the court is more than 125% of the price offered by Kennedy-Wilson).

        Except as expressly limited by Chapter 13, holders of dissenting shares continue to have all of the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined.

        Dissenting shares lose their status as dissenting shares, and dissenting stockholders cease to be entitled to require Kennedy-Wilson to purchase their shares, if:

  •
  the merger is abandoned;

  •
  the shares are transferred before they are submitted to Kennedy-Wilson for the required endorsement;

  •
  the dissenting stockholder and Kennedy-Wilson do not agree on the status of the shares as dissenting shares or do not agree on the purchase price, but neither Kennedy-Wilson nor the stockholder files a complaint or intervenes in a pending action within six months after Kennedy-Wilson mails a notice that its stockholders have approved the merger; or

  •
  with Kennedy-Wilson's consent, the holder delivers to Kennedy-Wilson a written withdrawal of such holder's demand for purchase of the shares.

        To the extent that the provisions of Chapter 5 of the CGCL (which places conditions on the power of a California corporation to make distributions to its stockholders) prevent the payment to any holders of dissenting shares of the fair market value of the dissenting shares, the dissenting stockholders will become creditors of Kennedy-Wilson for the amount that they otherwise would have received in the repurchase of their dissenting shares, plus interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors of Kennedy-Wilson in any liquidation proceeding, with the debt to be payable when permissible under the provisions of Chapter 5 of the CGCL.

        For U.S. federal income tax purposes, stockholders who receive cash for their shares of Kennedy-Wilson's stock pursuant to the exercise of dissenters' rights will generally recognize taxable gain or loss. Each holder should consult its own tax advisor as to the particular tax consequences of the exercise of dissenters' rights to such holder.

        CHAPTER 13 OF THE CGCL PROVIDES THAT THE VALUE OF KENNEDY-WILSON COMMON STOCK FOR PURPOSES OF THE EXERCISE OF DISSENTERS' RIGHTS IS THE "FAIR MARKET VALUE" ON THE DAY PRIOR TO ANNOUNCEMENT OF THE TRANSACTION. AS A RESULT, THE KENNEDY-WILSON BOARD INTENDS TO FIX THE VALUE FOR PURPOSES OF ANY STOCKHOLDER EXERCISING DISSENTERS' RIGHTS AT $33.50 PER SHARE, THE PRICE OF OUR COMMON STOCK ON SEPTEMBER 8, 2009, AND AN AMOUNT SUBSTANTIALLY LESS THAN THE MERGER CONSIDERATION.

 STOCKHOLDER PROPOSALS

        If the merger is consummated, Kennedy-Wilson will be a wholly-owned subsidiary of Prospect. If the merger is not consummated prior to November 14, 2009, Prospect will be required to dissolve and liquidate and will conduct no annual meetings thereafter. Prospect's next annual meeting of stockholders will be held on or about June 15, 2010 unless the date is changed by Prospect's board of directors. Proposals to be included in the proxy statement for the 2010 annual meeting must be provided to Prospect in a reasonable time before it begins to print and deliver proxy materials. You should direct any proposals to Prospect's secretary at Prospect's principal executive offices. Applicable SEC rules and regulations govern the submission of stockholder proposals and Prospect's consideration of them for inclusion in next year's proxy statement for the 2010 annual meeting.

LEGAL MATTERS

        Bingham McCutchen LLP will pass upon the validity of the common stock issued in connection with the merger and certain other legal matters related to this proxy statement/prospectus. Bingham McCutchen LLP, as counsel to Prospect, has provided an opinion to Prospect related to the statements made in the sections of this proxy statement/prospectus captioned "Material United States Federal Income Tax Consequences—Tax Consequences of the Merger to Prospect and United States Holders of Prospect Common Stock" on page 137 and "Material United States Federal Income Tax Consequences—Tax Consequences of the Warrant Amendment to United States Holders of Prospect Warrants" on page 137. Loeb & Loeb LLP, as counsel to Kennedy-Wilson, has provided an opinion to Kennedy-Wilson related to the statements made in the section of this proxy statement/prospectus captioned "Material United States Federal Income Tax Consequences—Tax Consequences of the Merger to United States Holders of Kennedy-Wilson Stock" on page 136.

EXPERTS

        The consolidated financial statements of Kennedy-Wilson as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2008 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interest in Consolidated Financial Statements—an Amendment of ARB No. 51.

        The financial statements of Prospect as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and the periods from July 9, 2007 (inception) to December 31, 2007 and July 9, 2007 (inception) to December 31, 2008 included in this proxy statement/prospectus have been so included in the reliance on a report of McGladrey & Pullen LLP, an independent registered public accounting firm, appearing elsewhere herein given on the authority of said firm, as experts in auditing and accounting.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

        Pursuant to the rules of the SEC, Prospect and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Prospect will deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies of such documents in the future. Stockholders receiving multiple copies of this proxy statement/prospectus may likewise request that Prospect deliver single copies of such documents in the future.

Stockholders may notify Prospect of their requests by calling or writing Prospect at its principal executive offices at 9130 Galleria Court, Suite 318, Naples, FL 34109, telephone (239) 254-4481.

WHERE YOU CAN FIND MORE INFORMATION

        Prospect files reports, proxy statements and other information with the SEC as required by the Exchange Act.

        You may read and copy reports, proxy statements and other information filed by Prospect with the SEC at its public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004.

        You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-1004.

        Prospect files its reports, proxy statements and other information electronically with the SEC. You may access information on Prospect at the SEC web site containing reports, proxy statements and other information at http://www.sec.gov.

        This proxy statement/prospectus describes the material elements of relevant contracts, exhibits and other information described in this proxy statement/prospectus.

        All information contained or incorporated by reference in this proxy statement/prospectus relating to Prospect has been supplied by Prospect.

        If you would like additional copies of this proxy statement/prospectus you should contact:

  James J. Cahill
  Chief Financial Officer and Secretary, Prospect Acquisition Corp.
  9130 Galleria Court, Suite 318
  Naples, Florida 34109
  (239) 254-4481

DIRECTIONS TO THE SPECIAL MEETING OF STOCKHOLDERS AND THE SPECIAL MEETING OF WARRANTHOLDERS

        You can obtain directions to the special meeting of Prospect stockholders and the special meeting of Prospect warrantholders by visiting http://www.professionalsuitesnaples.com and clicking on the "location" tab.

INDEX TO FINANCIAL STATEMENTS

Prospect Acquisition Corp.

Audited
Report of Independent Registered Public Accounting Firm	F-3
Balance Sheets as of December 31, 2008 and 2007	F-4

Statements of Operations—For the year ended December 31, 2008, for the period from July 9, 2007 (date of inception) through December 31, 2007 and for the cumulative period from July 9, 2007 (date of inception) through December 31, 2008

F-5

Statements of Stockholders' Equity—For the year ended December 31, 2008, for the period from July 9, 2007 (date of inception) through December 31, 2007 and for the cumulative period from July 9, 2007 (date of inception) through December 31, 2008

F-6

Statements of Cash Flows—For the year ended December 31, 2008, for the period from July 9, 2007 (date of inception) through December 31, 2007 and for the cumulative period from July 9, 2007 (date of inception) through December 31, 2008

F-7
Notes to Financial Statements	F-8
Unaudited
Condensed Balance Sheets—At December 31, 2008 and June 30, 2009	F-18
Condensed Statements of Operations—For the six months ended June 30, 2009 and June 30, 2008, and for the period from July 9, 2007 (date of inception) through June 30, 2009	F-19
Condensed Statements of Stockholders' Equity—At December 31, 2008 and 2007 and June 30, 2009	F-20
Condensed Statements of Cash Flows—For the six months ended June 30, 2009 and June 30, 2008 and for the period from July 9, 2007 (date of inception) through June 30, 2009	F-21
Notes to Unaudited Condensed Financial Statements	F-22
Kennedy-Wilson, Inc. and Subsidiaries
Audited
Report of Independent Registered Public Accounting Firm	F-31
Consolidated Balance Sheets—December 31, 2008 and December 31, 2007	F-32
Consolidated Statements of Income and Comprehensive Income—Years ended December 31, 2008, December 31, 2007 and December 31, 2006	F-33
Consolidated Statements of Equity—Year ended December 31, 2008, December 31, 2007 and December 31, 2006	F-34
Consolidated Statements of Cash Flows—Year ended December 31, 2008, December 31, 2007 and December 31, 2006	F-35
Notes to Consolidated Financial Statements—Years ended December 31, 2008, December 31, 2007 and December 31, 2006	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Prospect Acquisition Corp.

        We have audited the accompanying balance sheets of Prospect Acquisition Corp. (a development stage company) as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2008, the period from July 9, 2007 (date of inception) through December 31, 2007, and the cumulative period from July 9, 2007 (date of inception) through December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prospect Acquisition Corp. as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the year ended December 31, 2008, the period from July 9, 2007 (date of inception) through December 31, 2007, and the cumulative period from July 9, 2007 (date of inception) through December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming that Prospect Acquisition Corp. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company will face mandatory liquidation on November 14, 2009 if a business combination is not consummated, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McGladrey & Pullen, LLP

McGLADREY & PULLEN, LLP
New York, New York
March 13, 2009

Prospect Acquisition Corp.

(a development stage company)

Balance Sheets

	December 31,
	2008	2007
Assets
Current assets:
Cash	$28,678	$58,075
Investments held in trust account	248,924,201	247,340,887
Accrued interest income on trust account	59,219	739,654
Prepaid expenses	60,716	22,605
Prepaid taxes	203,588	—

Total current assets	249,276,402	248,161,221
Deferred tax asset	173,158	—

Total assets	$249,449,560	$248,161,221

Liabilities and Stockholders' Equity
Current liabilities:
Accrued expenses	$186,097	$45,407
Accrued offering costs	—	38,216
Income taxes payable	—	392,498
Deferred interest income	67,148	—
Deferred underwriting commission	10,000,000	10,000,000

Total liabilities	10,253,245	10,476,121

Common stock, subject to possible conversion, 7,499,999 shares	74,099,990	74,099,990

Commitments and contingencies
Stockholders' equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 72,000,000 shares authorized; 31,250,000 shares (including 7,499,999 subject to possible conversion) issued and outstanding	3,125	3,125
Additional paid-in capital	162,966,787	162,966,787
Earnings accumulated during the development stage	2,126,413	615,198

Total stockholders' equity	165,096,325	163,585,110

Total liabilities and stockholders' equity	$249,449,560	$248,161,221

See notes to financial statements.

Prospect Acquisition Corp.

(a development stage company)

Statements of Operations

	For the year ended December 31, 2008	For the period from July 9, 2007 (date of inception) through December 31, 2007	For the period from July 9, 2007 (date of inception) through December 31, 2008
Interest income	$3,875,836	$1,080,541	$4,956,377
Deferred interest income	67,148	—	67,148

Net interest income	3,808,688	1,080,541	4,889,229
Operating expenses:
Capital & franchise taxes	886,646	94,763	981,409
Professional fees	250,457	24,996	275,453
Formation and operating costs	193,232	16,913	210,145
Rent and office expenses	90,050	11,750	101,800

	1,420,385	148,422	1,568,807

Net income before provision for income taxes	2,388,303	932,119	3,320,422
Provision for income taxes	877,088	316,921	1,194,009

Net income	$1,511,215	$615,198	$2,126,413

Weighted average number of common shares outstanding:
Basic and diluted	31,250,000	13,155,357	25,396,835
Net income per share:
Basic and diluted	$0.05	$0.05	$0.08

See notes to financial statements.

Prospect Acquisition Corp.

(a development stage company)

Statements of Stockholders' Equity

				Retained Earnings Accumulated During the Development Stage
	Common Stock
			Additional Paid-in Capital		Total Stockholders' Equity
	Shares	Amount
Common shares issued to initial stockholders on July 18, 2007 at approximately $.003 per share	7,187,500	$719	$24,281	$—	$25,000
Sale of 25,000,000 units, net of underwriters' discount and offering expenses of $18,205,004 (includes 7,499,999 shares subject to possible conversion)	25,000,000	2,500	231,792,496	—	231,794,996
Proceeds subject to possible conversion of 7,499,999 shares	—	—	(74,099,990)	—	(74,099,990)
Proceeds from issuance of sponsors' warrants	—	—	5,250,000	—	5,250,000
Repurchase of 937,500 common shares issued to initial stockholders	(937,500)	(94)	—	—	(94)
Net income	—	—	—	615,198	615,198

Balance at December 31, 2007	31,250,000	3,125	162,966,787	615,198	163,585,110
Net income	—	—	—	1,511,215	1,511,215

Balance at December 31, 2008	31,250,000	$3,125	$162,966,787	$2,126,413	$165,096,325

See notes to financial statements.

Prospect Acquisition Corp.

(a development stage company)

Statements of Cash Flows

	For the year ended December 31, 2008	For the period from July 9, 2007 (date of inception) through December 31, 2007	For the period from July 9, 2007 (date of inception) through December 31, 2008
Cash flows from operating activities
Net income	$1,511,215	$615,198	$2,126,413
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest income earned on trust account	(3,875,836)	(1,080,541)	(4,956,377)
Changes in assets and liabilities:
Increase in prepaid expenses	(241,699)	(22,605)	(264,304)
Increase in deferred tax asset	(173,158)	—	(173,158)
Increase in accrued expenses	140,690	45,407	186,097
Increase in deferred interest income	67,148	—	67,148
(Decrease) increase in income taxes payable	(392,498)	392,498	—

Net cash used in operating activities	(2,964,138)	(50,043)	(3,014,181)

Cash flows from investing activities
Cash placed in trust account	—	(247,000,000)	(247,000,000)
Cash withdrawn from trust account	2,972,957	—	2,972,957

Net cash provided by (used in) investing activities	2,972,957	(247,000,000)	(244,027,043)

Cash flows from financing activities
Gross proceeds from initial public offering	—	250,000,000	250,000,000
Proceeds from issuance of sponsors' warrants	—	5,250,000	5,250,000
Proceeds from sale of shares of common stock to initial stockholders	—	25,000	25,000
Proceeds from notes payable to stockholders	—	200,000	200,000
Repayment of notes payable to stockholders	—	(200,000)	(200,000)
Repurchase of common shares from initial stockholders	—	(94)	(94)
Payment of deferred offering costs	—	—	—
Payment of offering costs	(38,216)	(8,166,788)	(8,205,004)

Net cash (used in) provided by financing activities	(38,216)	247,108,118	247,069,902

Net (decrease) increase in cash	(29,397)	58,075	28,678
Cash at beginning of period	58,075	—	—

Cash at end of period	$28,678	$58,075	$28,678

Supplemental disclosure of non-cash financing activities
Accrual of deferred offering costs	—	$38,216	—

Deferred underwriting commission	—	$10,000,000	$10,000,000

Supplemental disclosure of cash flow information
Cash paid during the period for income taxes	$1,646,332	$—	$1,646,332

See notes to financial statements.

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements

1. Organization, Business Operations and Significant Accounting Policies

        Prospect Acquisition Corp. (the "Company") was incorporated in Delaware on July 9, 2007 as a blank check company formed for the purpose of acquiring control of, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, one or more operating businesses or assets in the financial services industry (a "Business Combination").

        At December 31, 2008, the Company's operations related to the Company's formation and the initial public offering described below.

        The registration statement for the Company's initial public offering (the "Offering") was declared effective November 14, 2007. The Company consummated the Offering on November 20, 2007 and received gross proceeds of $250,000,000 and $5,250,000 from the sale of sponsors' warrants on a private placement basis (see Note 2). The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. An amount of $247,000,000 (or approximately $9.88 per unit) of the net proceeds of the Offering and the sale of the sponsors' warrants (see Note 2) was deposited in a trust account (the "trust account") and invested in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its initial Business Combination or (ii) liquidation of the Company. At December 31, 2008, the trust account was invested in United States government securities and has been accounted for as a trading security. The placing of funds in the trust account may not protect those funds from third-party claims against the Company. Although the Company has sought and will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements. A Company officer and two initial stockholders have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the arust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company, subject to limited exceptions. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the trust account) are being used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Until the consummation of the initial Business Combination or the liquidation of the Company, proceeds held in the trust account will not be available for the Company's use for any purpose, except there can be released to the Company from the trust account (i) interest income earned on the trust account balance to pay any taxes on such interest and (ii) interest income earned of up to $2.75 million on the trust account balance to fund the Company's working capital requirements, provided that after such

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

1. Organization, Business Operations and Significant Accounting Policies (Continued)

release there remains in the trust account a sufficient amount of interest income previously earned on the trust account balance to pay any due and unpaid taxes on income generated by the trust account.

Amounts placed in trust account	$247,000,000
Interest income received	4,897,158
Amounts withdrawn for payment of federal & state taxes	(2,387,057)
Amounts withdrawn for working capital	(585,900)

Total	$248,924,201

        The Company, after signing a definitive agreement for a Business Combination with a target business or businesses, is required to submit such transaction for stockholder approval. In the event that those persons that purchase securities in the Offering or thereafter ("Public Stockholders") owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company's stockholders prior to the Offering, including all of the directors of the Company (the "Initial Stockholders"), have agreed to vote all of their founding shares of common stock in accordance with the majority of the shares of common stock voted by the Public Stockholders with respect to any Business Combination.

        After consummation of a Business Combination, these voting safeguards will no longer apply.

        With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares into cash from the trust account. The per share conversion price will equal the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions and including accrued interest, net of income taxes on such interest and net of interest income on the trust account balance released to the Company as described above, calculated as of two business days prior to the proposed consummation of the initial Business Combination, divided by the number of shares of common stock sold in the Offering. Accordingly, Public Stockholders holding not more than 30% of the shares (minus one share) sold in the Offering may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the trust account (net of the tax and working capital items described above) computed without regard to the shares held by Initial Stockholders.

        Accordingly, a portion of the net proceeds from the Offering (29.99% of the amount placed in the trust account) has been classified as common stock subject to possible conversion and a portion (29.99%) of the interest earned on the trust account, after deducting the amounts permitted to be utilized for tax obligations and working capital purposes, has been recorded as deferred interest in the accompanying financial statements.

        The Company's Certificate of Incorporation was amended on November 14, 2007 to provide that the Company will continue in existence only until 24 months from the effective date of the registration statement relating to the Offering (the "Effective Date"), or November 14, 2009. If the Company has not completed a Business Combination by such date, its corporate existence will cease except for the purposes of liquidating and winding up its affairs. In the event of liquidation, it is possible that the per

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

1. Organization, Business Operations and Significant Accounting Policies (Continued)

share value of the residual assets remaining available for distribution (including assets in the trust account) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note 2) because of the expenses of the Offering, the Company's general and administrative expenses and the anticipated costs of seeking an initial Business Combination. This raises substantial doubt about the Company's ability to continue as a going concern beyond November 14, 2009. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deferred Income Taxes:

        Deferred income tax assets and liabilities are computed for differences between the financial statements and tax basis of assets and liabilities that will result in future taxable or deductible amounts and are based on enacted tax laws and rates applicable to the periods in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized.

Net Income per Share:

        The Company complies with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share," which requires dual presentation of basic and diluted earnings per share on the face of the statement of operations. Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income per share gives effect to dilutive options, warrants, and other potential common stock outstanding during the period. The effect of the 30,250,000 outstanding Warrants issued in connection with the Offering and the private placement described in Note 2 has not been considered in the diluted earnings per share calculation since the Warrants are contingent upon the occurrence of future events, and therefore, is not includable in the calculation of diluted earnings per share in accordance with SFAS 128.

Use of Estimates:

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications:

        Certain prior year balances have been reclassified to conform with the current year presentation.

Cash and Cash Equivalents:

        The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

1. Organization, Business Operations and Significant Accounting Policies (Continued)

Concentration of Credit Risk:

        SFAS No. 107, "Disclosures about Fair Value of Financial Instruments with Concentration of Credit Risk," requires disclosure of significant concentrations of credit risk regardless of the degree of risk. At December 31, 2007, financial instruments that potentially expose the Company to credit risk consist of cash and investments held in the trust account. The Company maintains its cash balances in various financial institutions. The Federal Deposit Insurance Corporation insures balances in bank accounts up to $100,000 and the Securities Investor Protection Corporation insures balances up to $500,000 in brokerage accounts. The Company maintains cash in accounts which, at times, exceeds such limits. The Company has not experienced any losses on this account and management believes the risk of loss to be minimal since it invests through major financial institutions.

Fair value of financial instruments:

        The fair values of the Company's assets and liabilities that are defined as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, Disclosures about Fair Value of Financial Instrument, approximate their carrying amounts presented in the balance sheets at December 31, 2008 and December 31, 2007.

New Accounting Pronouncements:

        In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS 157 with regard to non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS 157 for the fiscal year beginning January 1, 2008, except for the non-financial assets and non-financial liabilities for which delayed application is permitted until our fiscal year beginning January 1, 2009. The adoption of the remaining provisions of SFAS 157 is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

        In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB No. 115 ("SFAS 159"). SFAS 159 allows a company to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities on a contract-by-contract basis, with changes in fair value recognized in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and will be applied prospectively. The adoption of SFAS 159 did not have a significant impact on the Company's financial statements.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141R") which establishes principles and requirements for how the acquirer of a business recognizes and

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

1. Organization, Business Operations and Significant Accounting Policies (Continued)

measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will have an impact to the Company for any acquisitions consummated on or after January 1, 2009.

        In December 2007, the FASB released SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent and for the deconsolidation of a subsidiary. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 160 may have a material impact to the Company with respect to any acquisitions consummated on or after January 1, 2009.

        Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

2. Initial Public Offering

        On November 20, 2007, the Company sold 25,000,000 units (the "Units") at an offering price of $10.00 per Unit. The Company granted the underwriters an option to purchase up to an additional 3,750,000 Units solely to cover over-allotments. Said option could have been exercised in whole or in part at any time before the 30th day after the Effective Date, and has expired without having been exercised by the underwriters.

        Each Unit consists of one share of the Company's common stock and one warrant exercisable for one share of common stock at an exercise price of $7.50 per share (a "Warrant"). Each Warrant will be exercisable on the later of the completion of the initial Business Combination and fifteen months from the Effective Date, provided in each case that the Company has an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. The Warrants will expire five years from the Effective Date, unless earlier redeemed. The Company may call the Warrants for redemption, in whole and not in part, at any time after the Warrants become exercisable and there is an effective registration statement covering the shares of common stock issuable upon exercise of the warrants available and current throughout the 30-day Redemption Period defined hereafter, upon a minimum of 30 days' prior written notice of redemption (the "30-day Redemption Period") at a price of $0.01 per Warrant, only in the event that the last sale price of the common stock equals or exceeds $14.50 per share for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the notice of redemption is sent to the warrantholder. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants from the date the warrants become exercisable until the warrants expire or are redeemed. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

2. Initial Public Offering (Continued)

registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to settle the warrant exercise, whether by net cash settlement or otherwise. Consequently, the Warrants may expire unexercised and unredeemed (and therefore worthless), and, as a result, an investor in the Offering may effectively pay the full Unit price solely for the shares of common stock included in the Units.

        The Company entered into an agreement with the underwriters of the Offering (the "Underwriting Agreement"). The Underwriting Agreement requires the Company to pay 3% of the gross proceeds of the Offering as an underwriting discount plus an additional 4% of the gross proceeds of the Offering only upon consummation of a Business Combination. The Company paid an underwriting discount of 3% of the gross proceeds of the Offering ($7.5 million) in connection with the consummation of the Offering and has placed 4% of the gross proceeds of the Offering ($10 million) in the trust account. The $10 million amount due to the underwriters has been classified as deferred underwriting commission on the accompanying balance sheets. The Company did not have to pay any discount related to the sponsors' warrants sold on a private placement basis. The underwriters have waived their right to receive payment of the 4% of the gross proceeds for the Offering upon the Company's liquidation if the Company is unable to complete a Business Combination.

        Pursuant to purchase agreements dated November 14, 2007, certain of the Initial Stockholders have purchased from the Company, in the aggregate, 5,250,000 warrants for $5,250,000 (the "sponsors' warrants"). The purchase and issuance of the sponsors' warrants occurred simultaneously with the consummation of the Offering on a private placement basis. All of the proceeds the Company received from these purchases were placed in the trust account. The sponsors' warrants are identical to the Warrants included in the Units offered in the Offering except that the sponsors' warrants (i) are non-redeemable so long as they are held by the original purchasers or their permitted transferees, (ii) are subject to certain transfer restrictions and will not be exercisable while they are subject to these transfer restrictions and (iii) may be exercised for cash or on a cashless basis. The purchase price of the sponsors' warrants has been determined to be the fair value of such warrants as of the purchase date.

        The Initial Stockholders have waived their right to receive a liquidation distribution with respect to their founding shares upon the Company's liquidation if it is unable to complete a Business Combination.

3. Fair Value Measurement

        As discussed in Note 1, effective January 1, 2008 the Company adopted the required portions of SFAS 157. SFAS 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. This statement enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

3. Fair Value Measurement (Continued)

statement requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

        In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

        The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	Fair Value As of December 31, 2008	Quoted Prices in Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments held in trust account plus Accrued Interest Income on trust account	$248,983,420	$248,983,420	—	—

Total	$248,983,420	$248,983,420	—	—

4. Accrued Offering Costs

        Accrued offering costs consisted of road show and printing fees related to the Offering that were incurred through the balance sheet date and were charged to additional paid-in capital upon the consummation of the Offering.

5. Notes Payable to Stockholders

        The Company issued three unsecured promissory notes for $120,000, $78,400 and $1,600 (a total of $200,000) to three Initial Stockholders. The notes were non-interest bearing and were repaid upon the consummation of the Offering.

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

6. Income Taxes

        Income tax expense in the accompanying statements of operations consists of the current and deferred provisions as follows:

	2008	2007
Current:
Federal	$1,050,246	$316,921
State	—	—

	1,050,246	316,921

Deferred:
Federal	(173,158)	—
State	—	—

	(173,158)	—

Total income tax expense	$877,088	$316,921

        The components of the deferred tax asset are as follows:

	December 31, 2008	December 31, 2007
Expenses deferred for income tax purposes	$198,368	$—
Interest income deferred for book purposes	26,154
Valuation allowance	(51,364)	—

	$173,158	$—

        The effective tax rate differs from the statutory rate of 34% due to the following:

	2008	2007
Statutory rate	34.0%	34.0%
State income taxes, net of current federal benefit	(1.2)	—
Change in valuation allowance	2.2	—
Other	1.7	—

	36.7%	34.0%

7. Related Party Transactions

        The Company presently occupies office space provided by affiliates of certain of the Company's officers and directors. Such affiliates have agreed that until the Company consummates a Business Combination, they will make such office space, as well as certain general and administrative services including utilities and administrative support, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliates a total of $7,500 per month for such services commencing on the Effective Date (amended December 31, 2008 to $6,805.25 per month). For the periods ended December 31, 2008 and 2007, the Company has incurred $90,050

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

7. Related Party Transactions (Continued)

and $11,750, respectively, of expense relating to these agreements, which is reflected in rent and office expenses in the accompanying statements of operations.

8. Commitments

        The Initial Stockholders and holders of the sponsors' warrants (or underlying securities) will be entitled to registration rights with respect to their founding shares or sponsors' warrants (or underlying securities), as the case may be, pursuant to an agreement dated November 14, 2007. In addition, the Initial Stockholders have certain "piggy-back" registration rights with respect to registration statements filed by the Company generally commencing nine months after the consummation of the Company's initial Business Combination, and the holders of the sponsors' warrants (or underlying securities) have certain "piggy-back" registration rights on registration statements filed after the Company's consummation of a Business Combination.

9. Capital Stock

        The Company's original Certificate of Incorporation authorized the Company to issue 6,000,000 shares of common stock with a par value of $0.0001 per share. In October, 2007, the Company's certificate of incorporation was amended to increase the authorized shares of common stock from 6,000,000 shares to 8,000,000 shares. The Company's Certificate of Incorporation was amended on November 14, 2007 to increase the number of authorized shares of common stock to 72,000,000. In addition, the Company is authorized to issue 1,000,000 shares of preferred stock.

        On July 18, 2007, the Company issued 4,312,500 shares of common stock to the founders for an aggregate of $25,000 in cash, at a purchase price of approximately $0.006 per share. In October, 2007, the aggregate outstanding 4,312,500 shares of common stock were increased to 7,187,500 shares of common stock as a result of a 5-for-3 stock split declared by our board of directors. All references in the accompanying financial statements to the number of shares of stock have been retroactively restated to reflect these transactions.

        In accordance with the terms of the Offering, with the expiration of the underwriters' option to purchase up to an additional 3,750,000 Units solely to cover over-allotments, the Company repurchased 937,500 shares of common stock from the Initial Stockholders at a price of $0.0001 per share.

10. Legal

        There is no material litigation currently pending against the Company of any member of its management team in their capacity as such.

Prospect Acquisition Corp.

(a development stage company)

Notes to Financial Statements (Continued)

11. Quarterly Results of Operations (Unaudited)

        The following table presents summarized unaudited quarterly results of operations for the Company for fiscal years ended December 31, 2008 and 2007. We believe all necessary adjustments have been included in the amounts stated below to present fairly the following selected information when read in conjunction with the Financial Statements and Notes thereto included elsewhere herein. Future quarterly operating results may fluctuate depending on a number of factors.

	Fiscal Year Ended December 31, 2008				Fiscal Year Ended December 31, 2007
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	For the Period from July 9, 2007 (date of inception) through September 30, 2007	4th Quarter
Net Interest Income	$1,621,880	$906,706	$951,016	$329,086	$—	$1,080,541
Operating Expenses	$215,488	$167,647	$437,378	$599,872	$1,213	$147,209
Provision for Income Taxes	$581,931	$295,335	$235,427	$(235,605)	$—	$316,921
Net Income (Loss)	$824,461	$443,724	$278,211	$(35,181)	$(1,213)	$616,411
Basic and diluted earnings per share	$0.03	$0.01	$0.01	$(0.00)	$(0.00)	$0.03

Prospect Acquisition Corp.

(a development stage company)

Condensed Balance Sheets

	June 30, 2009 (Unaudited)	December 31, 2008
Assets
Current assets:
Cash	$9,425	$28,678
Investments held in trust account	248,535,987	248,924,201
Accrued interest income on trust account	2,616	59,219
Prepaid expenses	40,122	60,716
Prepaid taxes	212,270	203,588

Total current assets	248,800,420	249,276,402
Deferred tax asset	315,649	173,158

Total assets	$249,116,069	$249,449,560

Liabilities and Stockholders' Equity
Current liabilities:
Accrued expenses	$100,957	$186,097
Deferred interest income	76,181	67,148
Deferred underwriting commission	10,000,000	10,000,000

Total liabilities	10,177,138	10,253,245

Common stock, subject to possible conversion, 7,499,999 shares	74,099,990	74,099,990

Commitments and contingencies
Stockholders' equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 72,000,000 shares authorized; 31,250,000 shares (including 7,499,999 subject to possible conversion) issued and outstanding	3,125	3,125
Additional paid-in capital	162,966,787	162,966,787
Retained earnings accumulated during the development stage	1,869,029	2,126,413

Total stockholders' equity	164,838,941	165,096,325

Total liabilities and stockholders' equity	$249,116,069	$249,449,560

See notes to unaudited condensed financial statements.

Prospect Acquisition Corp.

(a development stage company)

Condensed Statements of Operations

(Unaudited)

	For the six months ended June 30, 2009	For the six months ended June 30, 2008	For the period from July 9, 2007 (date of inception) through June 30, 2009
Interest income	$50,183	$2,528,586	$5,006,560
Deferred interest income	9,033	—	76,181

Net interest income	41,150	2,528,586	4,930,379
Operating expenses:
Capital & franchise taxes	73,254	257,329	1,054,663
Professional fees	242,409	161,039	517,862
Formation and operating costs	89,428	103,923	299,573
Rent and office expenses	44,616	45,000	146,416

	449,707	567,291	2,018,514

Net (loss) income before income taxes	(408,557)	1,961,295	2,911,865
Income tax (benefit) provision	(151,173)	693,110	1,042,836

Net (loss) income	$(257,384)	$1,268,185	$1,869,029

Weighted average number of common shares outstanding:
Basic and diluted	31,250,000	31,250,000	26,864,179
Net income per share:
Basic and diluted	$(0.01)	$0.04	$0.07

See notes to unaudited condensed financial statements.

Prospect Acquisition Corp.

(a development stage company)

Condensed Statements of Stockholders' Equity

				Retained Earnings Accumulated During the Development Stage
	Common Stock
			Additional Paid-in Capital		Total Stockholders' Equity
	Shares	Amount
Common shares issued to initial stockholders on July 18, 2007 at approximately $.003 per share	7,187,500	$719	$24,281	$—	$25,000
Sale of 25,000,000 units, net of underwriters' discount and offering expenses of $18,205,004 (includes 7,499,999 shares subject to possible conversion)	25,000,000	2,500	231,792,496	—	231,794,996
Proceeds subject to possible conversion of 7,499,999 shares	—	—	(74,099,990)	—	(74,099,990)
Proceeds from issuance of sponsors' warrants	—	—	5,250,000	—	5,250,000
Repurchase of 937,500 common shares issued to initial stockholders	(937,500)	(94)	—	—	(94)
Net income	—	—	—	615,198	615,198

Balance at December 31, 2007	31,250,000	3,125	162,966,787	615,198	163,585,110
Net income	—	—	—	1,511,215	1,511,215

Balance at December 31, 2008	31,250,000	3,125	162,966,787	2,126,413	165,096,325
Unaudited:
Net loss	—	—	—	(257,384)	(257,384)

Balance at June 30, 2009	31,250,000	$3,125	$162,966,787	$1,869,029	$164,838,941

See notes to unaudited condensed financial statements.

Prospect Acquisition Corp.

(a development stage company)

Condensed Statements of Cash Flows

(Unaudited)

	For the six months ended June 30, 2009	For the six months ended June 30, 2008	For the period from July 9, 2007 (date of inception) through June 30, 2009
Cash flows from operating activities
Net (loss) income	$(257,384)	$1,268,185	$1,869,029
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest income earned on trust account	(50,183)	(2,528,586)	(5,006,560)
Changes in assets and liabilities:
Decrease (increase) in prepaid expenses	11,912	(228,560)	(252,392)
Increase in deferred tax asset	(142,491)	(100,200)	(315,649)
(Decrease) increase in accrued expenses	(85,140)	2,535	100,957
Increase in deferred interest income	9,033	—	76,181
Increase in income taxes payable	—	(392,498)	—

Net cash used in operating activities	(514,253)	(1,979,124)	(3,528,434)

Cash flows from investing activities
Cash placed in trust account	—	—	(247,000,000)
Cash withdrawn from trust account	495,000	1,964,265	3,467,957

Net cash provided by (used in) investing activities	495,000	1,964,265	(243,532,043)

Cash flows from financing activities
Gross proceeds from initial public offering	—	—	250,000,000
Proceeds from issuance of sponsors' warrants	—	—	5,250,000
Proceeds from sale of shares of common stock to initial stockholders	—	—	25,000
Proceeds from notes payable to stockholders	—	—	200,000
Repayment of notes payable to stockholders	—	—	(200,000)
Repurchase of common shares from initial stockholders	—	—	(94)
Payment of offering costs	—	(38,216)	(8,205,004)

Net cash (used in) provided by financing activities	—	(38,216)	247,069,902

Net (decrease) increase in cash	(19,253)	(53,075)	9,425
Cash at beginning of period	28,678	58,075	—

Cash at end of period	$9,425	$5,000	$9,425

Supplemental disclosure of non-cash financing activities
Deferred underwriting commission	—	—	$10,000,000

Supplemental disclosure of cash flow information
Cash paid during the period for income taxes	$—	$1,508,580	$1,646,332

See notes to unaudited condensed financial statements.

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements

1. Interim Financial Information

        Prospect Acquisition Corp.'s (the "Company") unaudited condensed interim financial statements as of June 30, 2009, for the six month periods ended June 30, 2009 and 2008, and for the period from July 9, 2007 (date of inception) through June 30, 2009, have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the interim period presented are not necessarily indicative of the results to be expected for any other interim period or for the full year. The Company has evaluated subsequent events through the filing date, August 7, 2009 and updated its evaluation through October 28, 2009.

        These unaudited condensed interim financial statements should be read in conjunction with the audited financial statements and notes thereto for the period ended December 31, 2008 included in the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 16, 2009. The December 31, 2008 balance sheet and the changes in stockholders' equity through December 31, 2008 have been derived from those audited financial statements. The accounting policies used in preparing these unaudited financial statements are consistent with those described in the December 31, 2008 audited financial statements. Certain prior year balances have been reclassified to conform with the current year presentation.

        If we are unable to complete a business combination by November 14, 2009 we will be forced to liquidate. Currently, we are rigorously evaluating several opportunities for potential targets, however have not yet entered into any definitive agreements toward a transaction. There is no assurance that we will successfully complete a Business Combination by November 14, 2009. These factors, among others, raise substantial doubt about the Company's ability to continue operations as a going concern. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.

2. Organization, Business Operations and Significant Accounting Policies

        The Company was incorporated in Delaware on July 9, 2007, and is a blank check company formed for the purpose of acquiring control of, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination, one or more operating businesses or assets in the financial services industry (a "Business Combination"). At June 30, 2009, the Company's operations related to the Company's formation and the initial public offering described below.

        The registration statement for the Company's initial public offering (the "Offering") was declared effective November 14, 2007. The Company consummated the Offering on November 20, 2007 and received gross proceeds of $250,000,000 and $5,250,000 from the sale of sponsors' warrants on a private placement basis (see Note 3). The Company's management has broad discretion with respect to the specific application of the net proceeds of the Offering, although substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements (Continued)

2. Organization, Business Operations and Significant Accounting Policies (Continued)

Combination. An amount of $247,000,000 (or approximately $9.88 per unit) of the net proceeds of the Offering and the sale of the sponsors' warrants (see Note 3) was deposited in a trust account (the "trust account") and invested in United States "government securities" within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its initial Business Combination or (ii) liquidation of the Company. At June 30, 2009, the trust account was invested in United States government securities and has been accounted for as a trading security. The placing of funds in the trust account may not protect those funds from third party claims against the Company. Although the Company has sought and will seek to have all vendors, prospective target businesses or other entities it engages, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements. A Company officer and two initial stockholders have agreed that they will be personally liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or vendors or other entities that are owed money by the Company for services rendered, contracted for or products sold to the Company, subject to limited exceptions. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the trust account) have been and will continue to be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses. Until the consummation of the initial Business Combination or the liquidation of the Company, proceeds held in the trust account will not be available for the Company's use for any purpose, except there can be released to the Company from the trust account (i) interest income earned on the trust account balance to pay any taxes on such interest and (ii) interest income earned of up to $2.75 million on the trust account balance to fund the Company's working capital requirements, provided that after such release there remains in the trust account a sufficient amount of interest income previously earned on the trust account balance to pay any due and unpaid taxes on income generated by the trust account.

Amounts placed in Trust	$247,000,000
Interest income received	5,003,944
Amounts withdrawn for payment of federal & state taxes	(2,387,057)
Amounts withdrawn for working capital	(1,080,900)

Total	$248,535,987

        The Company, after signing a definitive agreement for a Business Combination with a target business or businesses, is required to submit such transaction for stockholder approval. In the event that those persons that purchase securities in the Offering or thereafter ("Public Stockholders") owning 30% or more of the shares sold in the Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company's stockholders prior to the Offering, including all of the directors of the Company (the "Initial Stockholders"), have agreed to vote all of their founding shares of common stock in accordance with the majority of the shares of common stock voted by the Public Stockholders with respect to any Business Combination.

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements (Continued)

2. Organization, Business Operations and Significant Accounting Policies (Continued)

        After consummation of a Business Combination, these voting safeguards will no longer apply.

        With respect to a Business Combination which is approved and consummated, any Public Stockholder who voted against the Business Combination may demand that the Company convert his or her shares into cash from the trust account. The per share conversion price will equal the aggregate amount then on deposit in the trust account, before payment of deferred underwriting discounts and commissions and including accrued interest, net of taxes on such interest and net of interest income on the trust account balance released to the Company as described above, calculated as of two business days prior to the proposed consummation of the initial Business Combination, divided by the number of shares of common stock sold in the Offering. Accordingly, Public Stockholders holding not more than 30% of the shares (minus one share) sold in the Offering may seek conversion of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the trust account (net of the tax and working capital items described above) computed without regard to the shares held by Initial Stockholders.

        Accordingly, a portion of the net proceeds from the Offering (29.99% of the amount placed in the trust account) has been classified as common stock subject to possible conversion and a portion of the interest earned on the trust account (29.99%), after deducting the amounts permitted to be utilized for tax obligations and working capital purposes, has been recorded as deferred interest in the accompanying financial statements.

        The Company's Certificate of Incorporation was amended on November 14, 2007 to provide that the Company will continue in existence only until 24 months from the effective date of the registration statement relating to the Offering (the "Effective Date"), or November 14, 2009. If the Company has not completed a Business Combination by such date, its corporate existence will cease except for the purposes of liquidating and winding up its affairs. In the event of liquidation, it is possible that the per share value of the residual assets remaining available for distribution (including assets in the trust account) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units offered in the Offering discussed in Note 3) because of the expenses of the Offering, the Company's general and administrative expenses and the anticipated costs of seeking an initial Business Combination.

Fair Value of Financial Instruments:

        The fair values of the Company's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosures about Fair Value of Financial Instrument, approximate their carrying amounts presented in the balance sheet based upon the short-term nature of the account at June 30, 2009.

New Accounting Pronouncements:

        In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements (Continued)

2. Organization, Business Operations and Significant Accounting Policies (Continued)

priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-2, Effective Date of FASB Statement No. 157, which permits a one-year deferral for the implementation of SFAS 157 with regard to non-financial assets and liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted SFAS 157 for the fiscal year beginning January 1, 2008, except for the non-financial assets and non-financial liabilities, which was adopted effective January 1, 2009. The adoption of the provisions of SFAS 157 did not have a material impact on the Company's financial position or results of operations.

        In April 2009, the FASB issued three FSP's to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in SFAS 157. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. These three FSP's are effective for interim and annual periods ending after June 15, 2009. The adoption of the provisions of these FSP's did not have a material impact on the Company's financial position or results of operations

        In June 2008, the FASB's Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 07-5, Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock ("EITF 07-5"). EITF 07-5 provides a new two-step model to be applied in determining whether an equity-linked financial instrument, or embedded feature, is indexed to an entity's own stock. EITF 07-5 was effective for the quarter ended March 31, 2009. There was no impact on the financial position or results of operations as a result of the adoption of this new guidance.

        In December 2007, the FASB issued SFAS No. 141(R), Business Combinations ("SFAS 141R") which establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. SFAS 141R also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R will have an impact to the Company for any acquisitions consummated by the Company.

        In December 2007, the FASB released SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51 ("SFAS 160"), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent and for the deconsolidation of a subsidiary. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interest of the parent and the interests of the non-controlling owners. SFAS 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. SFAS 160 may have a material impact to the Company with respect to any acquisitions consummated by the Company.

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements (Continued)

2. Organization, Business Operations and Significant Accounting Policies (Continued)

        In May 2009, the FASB issued SFAS No. 165, Subsequent Events ("SFAS 165"). SFAS 165 is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, and is effective for interim and annual periods ending after June 15, 2009. The adoption of SFAS No. 165 has not materially impacted the Company's financial position or results of operations.

        In May 2008, the FASB issued SFAS No. 162, The Hierarchy of Generally Accepted Accounting Principles SFAS 162. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in preparation of the financial statements of non governmental entities that are presented in conformity with U.S. GAAP (the GAAP hierarchy). In July 2009, the FASB issued SFAS No. 168, The FASB Accounting Codification and the Hierarchy of Generally Accepted Accounting Principles ("SFAS 168"). SFAS 168 supersedes SFAS 162. SFAS 168 will become the source of authoritative U.S. generally accepted accounting principles ("GAAP") recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of SFAS 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. SFAS 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 is not expected to materially impact the Company's financial position or results of operations.

        Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

3. Initial Public Offering

        On November 20, 2007, the Company sold 25,000,000 units (the "Units") at an offering price of $10.00 per Unit. The Company granted the underwriters an option to purchase up to an additional 3,750,000 Units solely to cover over- allotments. Said option could have been exercised in whole or in part at any time before the 30th day after the Effective Date, and has expired without having been exercised by the underwriters.

        Each Unit consists of one share of the Company's common stock and one warrant exercisable for one share of common stock at an exercise price of $7.50 per share (a "Warrant"). Each Warrant will be exercisable on the later of the completion of the initial Business Combination and fifteen months from the Effective Date, provided in each case that the Company has an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to them is available. The Warrants will expire five years from the Effective Date, unless earlier redeemed. The Company may call the Warrants for redemption, in whole and not in part, at any time after the Warrants become exercisable and there is an effective registration statement covering the shares of common stock issuable upon exercise of the warrants available and current throughout the 30-day Redemption Period defined hereafter, upon a minimum of 30 days' prior written notice of redemption (the "30-day Redemption Period") at a price of $0.01 per Warrant, only in the event that the last sale price of the common stock equals or exceeds $14.50 per share for any 20 trading days

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements (Continued)

3. Initial Public Offering (Continued)

within a 30-trading day period ending on the third business day prior to the date on which the notice of redemption is sent to the warrantholder. In accordance with the warrant agreement relating to the Warrants sold and issued in the Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants from the date the warrants become exercisable until the warrants expire or are redeemed. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration statement is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to settle the warrant exercise, whether by net cash settlement or otherwise. Consequently, the Warrants may expire unexercised and unredeemed (and therefore worthless), and, as a result, an investor in the Offering may effectively pay the full Unit price solely for the shares of common stock included in the Units.

        The Company entered into an agreement with the underwriters of the Offering (the "Underwriting Agreement"). The Underwriting Agreement requires the Company to pay 3% of the gross proceeds of the Offering as an underwriting discount plus an additional 4% of the gross proceeds of the Offering only upon consummation of a Business Combination. The Company paid an underwriting discount of 3% of the gross proceeds of the Offering ($7.5 million) in connection with the consummation of the Offering and has placed 4% of the gross proceeds of the Offering ($10 million) in the trust account. The $10 million amount due to the underwriters has been classified as deferred underwriting commission on the accompanying balance sheets. The Company did not have to pay any discount related to the sponsors' warrants sold on a private placement basis. The underwriters have waived their right to receive payment of the 4% of the gross proceeds of the Offering upon the Company's liquidation if the Company is unable to complete a Business Combination.

        Pursuant to purchase agreements dated November 14, 2007, certain of the Initial Stockholders have purchased from the Company, in the aggregate, 5,250,000 warrants for $5,250,000 (the "sponsors' warrants"). The purchase and issuance of the sponsors' warrants occurred simultaneously with the consummation of the Offering on a private placement basis. All of the proceeds the Company received from these purchases were placed in the trust account. The sponsors' warrants are identical to the Warrants included in the Units offered in the Offering except that the sponsors' warrants (i) are non-redeemable so long as they are held by the original purchasers or their permitted transferees, (ii) are subject to certain transfer restrictions and will not be exercisable while they are subject to these transfer restrictions and (iii) may be exercised for cash or on a cashless basis. The purchase price of the sponsors' warrants has been determined to be the fair value of such warrants as of the purchase date.

        The Initial Stockholders have waived their right to receive a liquidation distribution with respect to their founding shares upon the Company's liquidation if it is unable to complete a Business Combination.

4. Fair Value Measurement

        As discussed in Note 2, the Company adopted SFAS 157. SFAS 157 requires new disclosure that establishes a framework for measuring fair value in GAAP, and expands disclosure about fair value measurements. SFAS 157 enables the reader of the financial statements to assess the inputs used to

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements (Continued)

4. Fair Value Measurement (Continued)

develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values.

        SFAS 157 also requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

        In determining the appropriate levels in which to categorize its assets and liabilities, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS 157. At each reporting period, all assets and liabilities for which the fair value measurement is based on significant unobservable inputs are classified as Level 3.

        The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

	Fair Value As of June 30, 2009	Quoted Prices In Active Markets (Level 1)	Significant other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments held in trust account plus Accrued Interest Income on trust account	$248,538,603	$248,538,603	—	—

Total	$248,538,603	$248,538,603	—	—

        The Company currently does not have non-financial assets and non-financial liabilities that are required to be measured at fair value on a recurring basis.

5. Related Party Transactions

        On December 31, 2008, the Company entered into an amendment to its Administrative Services Agreement (the "Amendment") with LLM Capital Partners (an entity affiliated with Patrick Landers, the Company's President and one of its directors) and Teleos Management, L.L.C. (an entity affiliated with Daniel Gressel, one of the Company's directors). Pursuant to the terms of the Amendment, the Company will continue to receive certain general and administrative services from LLM Capital Partners and Teleos Management, L.L.C., until November 14, 2009. The Amendment also provides that the Company will no longer require (i) the use of the office space situated at 695 East Main Street, Stamford, Connecticut or (ii) certain of the general and administrative services previously provided to the Company pursuant to the terms of the Administrative Services Agreement. As a result of the Amendment, the Company's total monthly payment was reduced from $7,500 to $6,805 ($4,083.15 per month for Teleos Management, L.L.C. and $2,722.10 per month for LLM Capital Partners). The accompanying statements of operations for the six months ended June 30, 2009, the six months ended June 30, 2008 and for the period from July 9, 2007 (date of inception) through June 30, 2009 includes

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements (Continued)

5. Related Party Transactions (Continued)

$40,832, $45,000 and $142,582, respectively, of expense relating to the Amendment and the Administrative Services Agreement.

6. Commitments

        The Initial Stockholders and holders of the sponsors' warrants (or underlying securities) will be entitled to registration rights with respect to their founding shares or sponsors' warrants (or underlying securities), as the case may be, pursuant to an agreement dated November 14, 2007. In addition, the Initial Stockholders have certain "piggy-back" registration rights with respect to registration statements filed by the Company generally commencing nine months after the consummation of the Company's initial Business Combination, and the holders of the sponsors' warrants (or underlying securities) have certain "piggy-back" registration rights on registration statements filed after the Company's consummation of a Business Combination.

7. Capital Stock

        The Company's original Certificate of Incorporation authorized the Company to issue 6,000,000 shares of common stock with a par value of $0.0001 per share. In October, 2007, the Company's certificate of incorporation was amended to increase the authorized shares of common stock from 6,000,000 shares to 8,000,000 shares. The Company's Certificate of Incorporation was amended on November 14, 2007 to increase the number of authorized shares of common stock to 72,000,000. In addition, the Company is authorized to issue 1,000,000 shares of preferred stock.

        On July 18, 2007, the Company issued 4,312,500 shares of common stock to the founders for an aggregate of $25,000 in cash, at a purchase price of approximately $0.006 per share. In October, 2007, the aggregate outstanding 4,312,500 shares of common stock were increased to 7,187,500 shares of common stock as a result of a 5-for-3 stock split declared by our board of directors. All references in the accompanying financial statements to the number of shares of stock have been retroactively restated to reflect these transactions.

        In accordance with the terms of the Offering, with the expiration of the underwriters' option to purchase up to an additional 3,750,000 Units solely to cover over-allotments, in December 2007, the Company repurchased 937,500 shares of common stock from the Initial Stockholders at a price of $0.0001 per share.

8. Legal

        There is no material litigation currently pending against the Company or any member of its management team in their capacity as such.

9. Subsequent Events

        On September 8, 2009, Prospect entered into an Agreement and Plan of merger (the "merger agreement") by and among Prospect, KW Merger Sub Corp., a newly formed and wholly-owned subsidiary of Prospect ("Merger Sub") and Kennedy-Wilson, Inc. ("Kennedy-Wilson"), pursuant to which Merger Sub will merge (the "merger") with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the surviving corporation and a wholly-owned subsidiary of Prospect.

Prospect Acquisition Corp.

(a development stage company)

Notes to Unaudited Condensed Financial Statements (Continued)

9. Subsequent Events (Continued)

        Pursuant to the merger agreement, common stockholders of Kennedy-Wilson will receive as consideration 3.8031 shares of Prospect common stock for each share of Kennedy-Wilson common stock outstanding and preferred stockholders of Kennedy-Wilson will receive as consideration 105.6412 shares of Prospect's common stock for each share of preferred outstanding, for an aggregate consideration of 26 million shares of Prospect common stock. In addition, 2.475 million shares of Prospect common stock will be reserved for issuance to employees, nonemployees and management of Kennedy-Wilson pursuant to an equity compensation plan adopted by Prospect's board of directors and submitted to Prospect's stockholders for approval.

        Upon consummation of the merger, the Initial Stockholders will forfeit 4,750,000 of their founders shares. Following the transaction, assuming 29.99% in interest of Prospect stockholders exercise their conversion rights, the current stockholders of Prospect will own approximately 39.9% of the outstanding common stock of Prospect, the Kennedy-Wilson Holders will own approximately 54.6% and the other new Prospect stockholders (including recipients of awards under the 2009 Plan) will own approximately 5.5% of the outstanding common stock of Prospect.

        As a condition to the closing of the merger, holders of warrants must approve an amendment (the "Warrant Amendment") to the current warrant agreement that governs all of the warrants, each of which is exercisable for one share of Prospect common stock. The Warrant Amendment will provide that, at the closing of the merger, each holder of a warrant sold and issued in the IPO (the "public warrants") must elect either: (i) to receive upon the closing of the merger $0.55 in cash per warrant, or (ii) to continue to hold his, her or its public warrant which will be amended to extend the warrant termination date to November 14, 2013, increase the exercise price to $12.50 from $7.50 and increase the redemption trigger price to $19.50 from $14.50. At least 12,500,000 warrants, (consisting of the public warrants and sponsor warrants, as necessary) must be redeemed for cash. In addition, the Warrant Amendment will amend the terms of the sponsors' warrants to extend the warrant termination date to November 14, 2013, increase the exercise price to $12.50 from $7.50 and increase the redemption trigger price to $19.50 from $14.50. If the merger is consummated, any holder of public warrants who votes against the approval of the Warrant Amendment or who makes no election, will receive $0.55 for each of its public warrants.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Kennedy-Wilson, Inc.:

        We have audited the accompanying consolidated balance sheets of Kennedy-Wilson, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kennedy-Wilson, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 4 to the consolidated financial statements, the Company adopted the presentation and disclosure requirements of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51 for all periods presented.

/s/ KPMG LLP

Los Angeles, California
March 20, 2009, except for notes 4, 22, and 23, as to which the date is September 24, 2009.

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31,
	2008	2007
Assets
Cash and cash equivalents	$25,831,000	$24,248,000
Accounts receivable	1,091,000	4,235,000
Accounts receivable from related parties	4,659,000	1,138,000
Income tax receivable	1,414,000	—
Notes receivable	43,000	69,000
Notes receivable from related parties	3,755,000	8,866,000
Investments in real estate, net	48,727,000	13,112,000
Investments in joint ventures ($15,088,000 carried at fair value as of December 31, 2008)	142,188,000	66,914,000
Other assets	4,210,000	3,267,000
Goodwill	23,965,000	23,965,000

Total assets	$255,883,000	$145,814,000

Liabilities and equity
Liabilities
Accounts payable	$359,000	$733,000
Accrued expenses and other liabilities	7,008,000	5,192,000
Accrued salaries and benefits	2,775,000	7,225,000
Income tax payable	—	4,406,000
Deferred tax liability	8,516,000	6,098,000
Notes payable	21,188,000	10,000,000
Borrowings under line of credit	13,500,000	5,000,000
Mortgage loans payable	29,548,000	10,084,000
Convertible subordinated debt	27,187,000	—
Junior subordinated debentures	40,000,000	40,000,000

Total liabilities	150,081,000	88,738,000

Equity
Convertible preferred stock, $0.01 par value: 5,000,000 shares authorized, 53,000 shares issued and outstanding as of December 31, 2008. The preferred stock is mandatorily convertible to common stock on the third anniversary from issue date of September 2008.	1,000	—
Common stock, $0.01 par value: 50,000,000 shares authorized; 5,466,150 and 5,619,224 shares issued as of December 31, 2008 and 2007, respectively	55,000	56,000
Additional paid-in capital	60,026,000	9,921,000
Retained earnings	45,467,000	47,118,000
Accumulated other comprehensive income (loss)	2,000	(238,000)

Total Kennedy-Wilson, Inc. stockholders' equity	105,551,000	56,857,000
Noncontrolling interests	251,000	219,000

Total equity	105,802,000	57,076,000

Total liabilities and equity	$255,883,000	$145,814,000

See accompanying notes to consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Statements of Income and
Comprehensive Income

	Year ended December 31,
	2008	2007	2006
Revenue
Management and leasing fees	$10,671,000	$9,836,000	$8,415,000
Management and leasing fees—related party	8,380,000	10,306,000	8,163,000
Commissions	5,906,000	4,257,000	2,037,000
Commissions—related party	4,295,000	8,896,000	7,883,000
Rental income	2,409,000	98,000	—
Other income	564,000	—	—

Total revenue	32,225,000	33,393,000	26,498,000

Operating Expenses
Commission and marketing expenses	2,827,000	2,097,000	1,824,000
Rental operating expense	1,458,000	34,000	—
Compensation and related expenses	21,292,000	34,151,000	24,892,000
General and administrative	6,074,000	6,393,000	7,202,000
Depreciation and amortization	920,000	505,000	688,000

Total operating expense	32,571,000	43,180,000	34,606,000

Equity in joint venture income	10,097,000	27,433,000	14,689,000

Total operating income	9,751,000	17,646,000	6,581,000
Non-operating income (expense)
Interest income	221,000	487,000	561,000
Interest income-related party	341,000	378,000	85,000
Gain on sale of asset	—	—	7,060,000
Interest expense	(8,596,000)	(5,090,000)	(3,183,000)
Other than temporary impairment on available-for-sale security	(445,000)	—	—

Income before provision for income taxes	1,272,000	13,421,000	11,104,000
Provision for income taxes	(605,000)	(4,384,000)	(4,563,000)

Income from continuing operations	667,000	9,037,000	6,541,000
Income from discontinued operations, net of tax	—	2,797,000	—

Net income	667,000	11,834,000	6,541,000
Net income attributable to the noncontrolling interests	(54,000)	(2,441,000)	(586,000)
Preferred stock dividends	(2,264,000)	—	—

Net (loss) income attributable to Kennedy-Wilson common stockholders	(1,651,000)	9,393,000	5,955,000
Other comprehensive income (loss), net of tax	240,000	(238,000)	—

Total comprehensive (loss) income attributable to Kennedy-Wilson common stockholders	$(1,411,000)	$9,155,000	$5,955,000

Basic (loss) earnings per share:
(Loss) income from continuing operations	$(0.32)	$1.30	$1.23
Income from discontinued operations	—	0.55	—

Net (loss) income attributable to Kennedy-Wilson common stockholders	$(0.32)	$1.85	$1.23

Weighted average number of common shares outstanding—basic	5,119,684	5,063,949	4,840,963
Diluted (loss) earnings per share:
(Loss) income from continuing operations	$(0.32)	$1.17	$1.07
Income from discontinued operations	—	0.50	—

Net income (loss) attributable to Kennedy-Wilson common stockholders	$(0.32)	$1.67	$1.07

Weighted average number of common shares outstanding—diluted	5,119,684	5,621,802	5,558,087

See accompanying notes to consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Statement of Equity

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid-in Capital	Retained Earnings		Noncontrolling Interests
	Shares	Amount	Shares	Amount					Total
Balance, January 1, 2006	—	$—	5,477,706	$55,000	$10,295,000	$31,770,000	$—	$—	$42,120,000
Issuance of common stock—exercise of stock options	—	—	245,040	2,000	1,006,000	—	—	—	1,008,000
Repurchase of common stock			(37,641)	—	(651,000)	—	—	—	(651,000)
Amortization of equity compensation	—	—	—	—	1,015,000	—	—	—	1,015,000
Net income	—	—	—	—	—	5,955,000	—	586,000	6,541,000
Distribution to noncontrolling interest								(430,000)	(430,000)

Balance, December 31, 2006	—	—	5,685,105	57,000	11,665,000	37,725,000	—	156,000	49,603,000
Issuance of common stock—exercise of stock options	—	—	55,000	1,000	235,000	—	—	—	236,000
Repurchase of common stock			(120,881)	(2,000)	(2,994,000)	—	—	—	(2,996,000)
Amortization of equity compensation	—	—	—	—	1,015,000	—	—	—	1,015,000
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	—	(44,000)	—	(44,000)
Unrealized loss on marketable security, net of tax	—	—	—	—	—	—	(194,000)	—	(194,000)
Net income	—	—	—	—	—	9,393,000	—	2,441,000	11,834,000
Contribution from noncontrolling interest								1,615,000	1,615,000
Distribution to noncontrolling interest								(3,993,000)	(3,993,000)

Balance, December 31, 2007	—	—	5,619,224	56,000	9,921,000	47,118,000	(238,000)	219,000	57,076,000
Issuance of preferred stock	53,000	1,000	—	—	52,353,000	—	—	—	52,354,000
Issuance of common stock—exercise of stock options	—	—	11,250	1,000	92,000	—	—	—	93,000
Repurchase of common stock	—	—	(164,324)	(2,000)	(6,168,000)	—	—	—	(6,170,000)
Amortization of equity compensation	—	—	—	—	1,015,000	—	—	—	1,015,000
Discount on convertible subordinated debt	—	—	—	—	2,813,000	—	—	—	2,813,000
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	—	240,000	—	240,000
Dividend paid—preferred stock	—	—	—	—	—	(2,264,000)	—	—	(2,264,000)
Net income	—	—	—	—	—	613,000	—	54,000	667,000
Contribution from noncontrolling interest								482,000	482,000
Distribution to noncontrolling interest								(504,000)	(504,000)

Balance, December 31, 2008	53,000	$1,000	5,466,150	$55,000	$60,026,000	$45,467,000	$2,000	$251,000	$105,802,000

See accompanying notes to consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net income	$667,000	$11,834,000	$6,541,000
Adjustments to reconcile net income to net cash used in operating activities:
Gain from sale of commercial real estate	—	(5,269,000)	—
Depreciation and amortization	920,000	1,242,000	688,000
Provision for deferred income taxes	2,418,000	918,000	2,284,000
Amortization of deferred loan costs	658,000	296,000	237,000
Equity in joint venture income	(10,097,000)	(27,433,000)	(14,689,000)
Provision for notes receivable	—	159,000	210,000
Amortization of deferred compensation	1,015,000	1,015,000	1,015,000
Change in assets and liabilities:
Accounts receivable	3,144,000	(2,335,000)	(235,000)
Accounts receivable—related party	(3,521,000)	1,442,000	(683,000)
Income tax receivable	(1,414,000)	—	—
Operating distributions from joint ventures	294,000	885,000	45,000
Other assets	(1,339,000)	(979,000)	(186,000)
Accounts payable	(374,000)	337,000	64,000
Accrued expenses and other liabilities	1,816,000	344,000	2,065,000
Accrued salaries and benefits	(4,450,000)	2,830,000	126,000
Income taxes payable	(4,406,000)	(95,000)	(4,508,000)

Net cash flow from operating activities	(14,669,000)	(14,809,000)	(7,026,000)

Cash flows from investing activities:
Settlements of notes receivable	26,000	2,667,000	6,369,000
Additions to notes receivable	—	(144,000)	(1,992,000)
Settlements of notes receivable—related party	6,000	—	—
Additions to notes receivable—related party	(300,000)	(7,128,000)	(1,738,000)
Net proceeds from sale of real estate	5,181,000	37,705,000	—
Purchases of and additions to real estate	(41,460,000)	(38,458,000)	(7,637,000)
Return of capital distributions from joint ventures	12,903,000	39,390,000	32,359,000
Contributions to joint ventures	(72,729,000)	(28,193,000)	(30,975,000)

Net cash flow from investing activities	(96,373,000)	5,839,000	(3,614,000)

Cash flow from financing activities:
Borrowings under notes payable	20,161,000	10,000,000	11,131,000
Repayment of notes payable	(8,973,000)	(12,810,000)	(11,453,000)
Borrowings under lines of credit	47,957,000	27,582,000	11,758,000
Repayment of lines of credit	(39,457,000)	(44,289,000)	(8,998,000)
Borrowings under mortgage loans payable	30,316,000	36,934,000	6,000,000
Repayment of mortgage loans payable	(10,852,000)	(32,850,000)	—
Issuance of convertible subordinated debt	30,000,000	—	—
Issuance of junior subordinated debentures	—	40,000,000	—
Repayment of senior unsecured notes	—	—	(1,667,000)
Debt issue costs	(518,000)	(1,543,000)	(150,000)
Issuance of preferred stock	52,354,000	—	—
Issuance of common stock	93,000	236,000	1,008,000
Repurchase of common stock	(6,170,000)	(2,996,000)	(651,000)
Dividend paid—preferred stock	(2,264,000)	—	—
Contributions from noncontrolling interests	482,000	1,615,000	—
Distributions to noncontrolling interests	(504,000)	(3,993,000)	(430,000)

Net cash flow from financing activities	112,625,000	17,886,000	6,548,000

Net change in cash and cash equivalents	1,583,000	8,916,000	(4,092,000)
Cash and cash equivalents, beginning of year	24,248,000	15,332,000	19,424,000

Cash and cash equivalents, end of year	$25,831,000	$24,248,000	$15,332,000

Supplemental disclosure of non-cash investing activities:
Unrealized loss on marketable security, net of tax	$—	$(194,000)	$—
Foreign currency translation	240,000	(44,000)	—
Beneficial conversion of convertible subordinated debt	2,813,000	—	—

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

        In 2008, Kennedy-Wilson converted a note receivable from a joint venture investment into equity in the joint venture resulting in an increase of investments in joint ventures of $1,008,000 and a decrease in notes receivable of $1,008,000.

        In 2008, Kennedy-Wilson converted notes receivable from various executives and directors of Kennedy-Wilson related to KW Residential, LLC into equity in that joint venture resulting in an increase in investments in joint ventures of $4,397,000 and a decrease in notes receivable of $4,397,000.

	Year ended December 31,
	2008	2007	2006
Supplemental cash flow information:
Cash paid during the year for:
Interest	$6,945,000	$6,067,000	$2,733,000
Interest capitalized	999,000	519,000	509,000
Income taxes	4,000,000	5,310,000	6,787,000

See accompanying notes to consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006

NOTE 1—ORGANIZATION

        Kennedy-Wilson, Inc., a Delaware corporation, and its subsidiaries provide various commercial and residential real estate services including property management, asset management, brokerage and marketing in the U.S. and Japan primarily to institutional investors, financial institutions, pension funds, and developers. Kennedy-Wilson, principally through joint venture investments, also acquires, renovates and resells commercial and residential real estate, and invests in discounted loan portfolios.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        BASIS OF PRESENTATION—The consolidated financial statements include the accounts of Kennedy-Wilson and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, Kennedy-Wilson evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that Kennedy-Wilson is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R.

        USE OF ESTIMATES—The preparation of the accompanying consolidated financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosure about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the value of accounts and notes receivable, long-lived assets, debt, goodwill, investment in joint ventures, and legal contingencies. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Kennedy-Wilson adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

        REVENUE RECOGNITION—Management and leasing fees and commissions revenues are accounted for in accordance with the provisions of SEC Staff Accounting Bulletin 104. Management fees for property and asset management are recognized over time as earned based upon the terms of the management agreement. Leasing fees that are payable upon tenant occupancy, payment of rent or other events beyond Kennedy-Wilson's control are recognized upon the occurrence of such events. In the case of real estate sales commissions, this generally occurs when escrow closes. In accordance with EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, Kennedy-Wilson records commission revenues and expenses on a gross basis. Of the criteria listed in the EITF, Kennedy-Wilson is the primary obligor in the transaction, does not have inventory risk, performs all, or part, of the service, has credit risk, and has wide latitude in establishing the price of services rendered and discretion in selection of agents and determination of service specifications.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Sales of real estate are recognized at the close of escrow when title to the real property passes to the buyer. Kennedy-Wilson follows the requirements for profit recognition as set forth by Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate.

        In accordance with SEC Staff Accounting Bulletin No. 51 ("SAB 51"), Kennedy-Wilson records gains as a result of equity transactions by its subsidiaries in the consolidated statements of operations.

        INVESTMENTS IN JOINT VENTURES—Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to 50%, that were formed to acquire, manage, develop and/or sell real estate. Investments in joint ventures which Kennedy-Wilson does not control are accounted for under the equity method of accounting as Kennedy-Wilson can exercise significant influence, but does not have the ability to control the joint venture. An investment in joint ventures is recorded at its initial investment plus or minus Kennedy-Wilson's share of undistributed net income or loss and less distributions. Declines in value of Kennedy-Wilson's investment in joint ventures that are other than temporary are recognized when evidence indicates that such a decline has occurred.

        Profit on the sales of real estate held by joint ventures that have continuing involvement are deferred until such time that the continuing involvement has been resolved and all the risks and rewards of ownership have passed to the buyer. Profit on sales to joint ventures in which Kennedy-Wilson retains an equity ownership interest results in partial sales treatment in accordance with the provisions of SFAS 66 and Statement of Position 78-9, thus deferring a portion of the gain on Kennedy-Wilson's continuing ownership percentage in the joint ventures.

        One of Kennedy-Wilson's investments in joint ventures, KW Property Fund III, L.P. (the "Fund") is, for GAAP purposes, an investment company under the AICPA Audit and Accounting Guide Investment Companies. Thus, the Fund reflects its investments at fair value, with unrealized gains and losses resulting from changes in fair value reflected in earnings. Kennedy-Wilson has retained the specialized accounting for the Fund pursuant to EITF Issue No. 85-12, Retention of Specialized Accounting for Investments in Consolidation in recording its equity in joint venture income from the Fund.

        FAIR VALUE MEASUREMENTS—On January 1, 2008, Kennedy-Wilson adopted the provisions FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

        GOODWILL—Goodwill results from the difference between the purchase price and the fair value of net assets acquired based upon the purchase method of accounting for business combinations. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), goodwill is no longer amortized, but instead is reviewed for impairment at least annually by Company management.

        In testing for impairment in accordance with SFAS 142, goodwill is assigned to the reporting unit based upon the amount of goodwill generated at the time of acquisition of the businesses by the

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

reporting unit. An earnings multiple appropriate to the respective reporting unit was applied to the cash basis net operating income of the reporting unit. This process enables a fair approximation of the reporting unit's value, which is then compared to the net book value of the reporting unit. As a result of the evaluation performed of its goodwill as described above, Kennedy-Wilson has determined that there was no goodwill impairment as of December 31, 2008.

        CASH AND CASH EQUIVALENTS—Cash and cash equivalents consist of cash and all highly liquid investments purchased with maturities of three months or less.

        LONG-LIVED ASSETS—Kennedy-Wilson reviews its long-lived assets (excluding goodwill) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144 Accounting for Impairment or Disposal of Long-Lived Assets. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

        DISCONTINUED OPERATIONS—Kennedy-Wilson presents components as discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations in a disposal transaction where Kennedy-Wilson will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of Kennedy-Wilson. Because each of our real estate assets generally constitutes a discrete subsidiary, many assets that we hold for sale in the ordinary course of business must be reported as a discontinued operation unless we have significant continuing involvement in the operations of the asset after its disposition. Furthermore, operating profits and losses on such assets are required to be recognized and reported as operating profits and losses on discontinued operations in the periods in which they occur. Interest expense is only allocated to discontinued operations to the extent that the interest is specific to the component.

        NOTES RECEIVABLE—Kennedy-Wilson accounts for any impairment to the basis of notes receivable in accordance with Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures. Accordingly, an impaired loan is measured based upon the present value of expected future cash flows, discounted at the loan's effective interest rate or, if readily determinable, the loan's observable market price or the fair value of the collateral if the loan is collateral dependant.

        FAIR VALUE OF FINANCIAL INSTRUMENTS—The estimated fair value of Kennedy-Wilson's financial instruments is determined using available market information and appropriate valuation methodologies. Considerable judgement, however, is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented herein are not necessarily

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities, accrued salaries and benefits, and deferred and accrued income taxes approximate fair value due to their short-term maturities. The carrying value of notes receivable (excluding related party notes receivable as it is presumed not to be an arm's length transaction) approximate fair value as they are negotiated based upon the fair value of loans with similar characteristics. Bank lines of credit and debt approximate fair value as the terms are comparable to the terms currently being offered to Kennedy-Wilson.

        CAPITALIZED INTEREST—Kennedy-Wilson capitalizes interest in accordance with Statement of Financial Accounting Standards No. 34, Capitalization of Interest Cost for assets that are undergoing development or entitlement activities in preparation for their planned principal operations. For qualifying equity investments, interest is capitalized in accordance with Statement of Financial Accounting Standards No. 58, Capitalization of Interest Cost in Financial Statements That Include Investments Accounted for Under the Equity Method (an amendment of FASB Statement No. 34). An appropriate interest rate is applied to Kennedy-Wilson's cash investment in the qualifying asset. The interest is credited against interest expense and added to the basis in the investment. Interest is capitalized when the development or entitlement activity commences and ceases when the investment has begun its planned principal operations.

        GUARANTEES—Kennedy-Wilson has certain guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees was approximately $46 million and $44 million at December 31, 2008 and 2007, respectively. The guarantees expire through 2011 and Kennedy-Wilson's performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property. Based upon Kennedy-Wilson's evaluation of guarantees under FIN 45, the estimated fair value of guarantees made as of December 31, 2008 is immaterial.

        CONCENTRATION OF CREDIT RISK—Financial instruments that subject Kennedy-Wilson to credit risk consist primarily of accounts and notes receivable and cash equivalents. Credit risk is generally diversified due to the large number of entities composing Kennedy-Wilson's customer base and their geographic dispersion throughout the U.S. Kennedy-Wilson performs ongoing credit evaluations of its customers and debtors. Cash and cash equivalents are invested in institutions insured by government agencies. Certain accounts contain balances in excess of the insured limits.

        EARNINGS PER SHARE—Basic earnings per share is computed based upon the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share is computed based upon the weighted average number of shares of common stock and potentially dilutive securities outstanding during the periods presented. The weighted average number of shares outstanding for the diluted earnings per share computation also includes the dilutive impact of options to purchase common stock which were outstanding during the period calculated by the "treasury stock" method.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        SHARE-BASED PAYMENT ARRANGEMENTS—Kennedy-Wilson accounts for its share-based payment arrangements under the provisions of FASB Statement No. 123(R), Share-Based Payments. The statement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the share-based award. The cost of employee services is recognized over the period during which an employee provides service in exchange for the share-based payment award.

        FAIR VALUE OPTION—Effective January 1, 2008, Kennedy-Wilson adopted the provisions of FASB Statement No.159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement 159 gives Kennedy-Wilson the irrevocable option to report most financial assets and financial liabilities at fair value on an instrument-by-instrument basis, with changes in fair value reported in earnings. See Note 6 for the impact of adopting Statement 159 on Kennedy-Wilson's financial position and results of operations.

        INCOME TAXES—Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes as of January 1, 2007, Kennedy-Wilson recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, Kennedy-Wilson recognized the effect of income tax positions only if such positions were probable of being sustained. There was no impact upon adoption.

        RECLASSIFICATIONS—Interest income and interest income-related party have been reclassified from revenue to non-operating income (expense) in the accompanying statements of income and comprehensive income for the year ended December 31, 2008, 2007, and 2006.

        Kennedy-Wilson records interest related to unrecognized tax benefits in interest expense and penalties in selling, general, and administrative expenses.

        RECENT ACCOUNTING PRONOUNCEMENTS—In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations. Statement 141(R) requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Statement 141(R) is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited.

        In April 2008, the FASB issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets." FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Kennedy-Wilson is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

        In November 2008, the FASB's Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations." EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor's basis of the impaired asset for the investor's pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor's ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. Kennedy-Wilson does not anticipate that the adoption of EITF 08-6 will materially impact Kennedy-Wilson's financial position or results of operations.

NOTE 3—NOTES RECEIVABLE

        Notes receivable consists of the following:

	December 31,
	2008	2007
Note receivable pools with various interest rates and maturity dates, secured by real estate, personal property or guarantees	$43,000	$69,000

Total notes receivable from third parties	43,000	69,000

Note receivable from the CEO of Kennedy-Wilson, fixed interest rate of 7.5% per annum, principal and accrued interest due April 2011, unsecured	3,455,000	3,455,000
Note receivable, fixed interest rate of 7%, interest only, repaid in 2009, secured by preferred stock shares that were acquired from Kennedy-Wilson	300,000	—
Note receivable from a joint venture investment, fixed interest rate of 18%, principal and accrued interest due October 2012, unsecured, converted to equity in the joint venture investment	—	1,008,000
Notes receivable from various executives and directors of Kennedy-Wilson, variable interest rate based on the 30-day LIBOR plus 3.70%, secured by their ownership interest in a joint venture investment in Japan	—	4,403,000

Total notes receivable from related parties	3,755,000	8,866,000

	$3,798,000	$8,935,000

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 4—NONCONTROLLING INTERESTS

        In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an Amendment of ARB No. 51. Statement 160 establishes accounting and reporting standards for a parent company's noncontrolling interest in a subsidiary. Statement 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Kennedy-Wilson adopted Statement 160 effective January 1, 2009. The financial statements and related notes contained herein reflect the retrospective application of Statement 160 as though it was adopted as of January 1, 2006. Kennedy-Wilson has presented noncontrolling interests of $251,000 and $219,000 at December 31, 2008 and 2007, respectively, as equity in the accompanying consolidated balance sheets. Additionally, in the accompanying consolidated statements of income and comprehensive, Kennedy-Wilson separately presented net income attributable to noncontrolling interests of $54,000, $2,441,000, and $586,000 for the years ended December 31, 2008, 2007, and 2006, respectively. Other than these presentation changes, the adoption of Statement 160 had no impact on our consolidated financial position or results of operations.

NOTE 5—INVESTMENT IN REAL ESTATE

        Kennedy-Wilson's investment in real estate includes the following:

	December 31,
	2008	2007
Residential lot, Kona, Hawaii	$—	$8,061,000
Office building, Glendora, California	—	5,069,000
Office building in Japan	8,428,000	—
Residential land in Landcaster and Victorville, California	7,724,000	—
House in Kona, Hawaii	8,361,000	—
204-unit residential apartment complex in Lompoc, California	25,637,000	—
Residential land in Kent, Washington	733,000	—

	50,883,000	13,130,000
Less: Accumulated depreciation	(2,156,000)	(18,000)

Total	$48,727,000	$13,112,000

        During 2008, Kennedy-Wilson sold its interest in an entity that owned an office building located in Glendora, California for $1,488,000. The sale resulted in a gain of $564,000, which is included in other income in the accompanying consolidated statements of income and comprehensive income. Kennedy-Wilson continues to provide management services to the property and therefore it is not included in discontinued operations.

        Kennedy-Wilson capitalized $219,000 and $519,000 of interest for the years ended December 31, 2008 and 2007, respectively, related to the residential lot located in Kona, Hawaii while the lot was being developed for its intended use. In addition to land costs of $6,667,000, capitalized costs, excluding capitalized interest, were $89,000 and $169,000 for 2008 and 2007, respectively.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 5—INVESTMENT IN REAL ESTATE (Continued)

        During 2007, Kennedy-Wilson purchased and sold an office building located in Los Angeles, California, realizing income from discontinued operations of $2,797,000. This was the only property sold in 2007. Discontinued operations for the year ended December 31, 2007:

Rental revenue	$2,931,000
Rental operating expense	(980,000)
Depreciation and amortization	(737,000)
Interest expense	(1,826,000)
Gain on sale	5,269,000
Income tax expense	(1,860,000)

Total	$2,797,000

NOTE 6—INVESTMENTS IN JOINT VENTURES

        Kennedy-Wilson has a number of joint venture interests, generally ranging from 5% to 50%, which were formed to acquire, manage, develop and/or sell real estate. Kennedy-Wilson has significant influence over these entities, but not voting or other control and accordingly, these investments are accounted for under the equity method.

        Summarized financial data of the joint ventures are as follows:

	December 31,
	2008			2007
	KW Residential LLC	Other	Total	KW Residential LLC	Other	Total
Balance sheets for equity method investees:
Assets
Cash	$26,658,000	$25,665,000	$52,323,000	$10,053,000	$19,796,000	$29,849,000
Real estate	544,033,000	1,582,148,000	2,126,181,000	453,138,000	1,233,183,000	1,686,321,000
Other	50,008,000	251,099,000	301,107,000	41,994,000	105,652,000	147,646,000

Total assets	$620,699,000	$1,858,912,000	$2,479,611,000	$505,185,000	$1,358,631,000	$1,863,816,000

Liabilities
Debt	$377,280,000	$1,046,514,000	$1,423,794,000	$453,739,000	$763,447,000	$1,217,186,000
Other	39,347,000	24,377,000	63,724,000	11,277,000	36,852,000	48,129,000

Total liabilities	416,627,000	1,070,891,000	1,487,518,000	465,016,000	800,299,000	1,265,315,000

Partners' capital
Kennedy-Wilson	62,379,000	73,644,000	136,023,000	12,781,000	53,361,000	66,142,000
Other partners	141,693,000	714,377,000	856,070,000	27,388,000	504,971,000	532,359,000

Total partners' capital	204,072,000	788,021,000	992,093,000	40,169,000	558,332,000	598,501,000

Total liabilities and partners' capital	$620,699,000	$1,858,912,000	$2,479,611,000	$505,185,000	$1,358,631,000	$1,863,816,000

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 6—INVESTMENTS IN JOINT VENTURES (Continued)

        Total investments are comprised of the following:

	December 31, 2008			December 31, 2007
	KW Residential LLC	Other	Total	KW Residential LLC	Other	Total
Equity method	$62,379,000	$73,644,000	$136,023,000	$12,781,000	$53,361,000	$66,142,000
Unrealized gain on fair value option	—	5,856,000	5,856,000	—	—	—

	62,379,000	79,500,000	141,879,000	12,781,000	53,361,000	66,142,000
Cost method	—	309,000	309,000	—	772,000	772,000

Total Investments	$62,379,000	$79,809,000	$142,188,000	$12,781,000	$54,133,000	$66,914,000

	Year ended December 31,
	2008			2007
	KW Residential LLC	Other	Total	KW Residential LLC	Other	Total
Statements of income for equity method investees:
Revenues	$36,721,000	$164,748,000	$201,469,000	$15,830,000	$211,520,000	$227,350,000
Depreciation	10,029,000	35,539,000	45,568,000	1,823,000	38,713,000	40,536,000
Interest	14,112,000	50,513,000	64,625,000	5,907,000	49,083,000	54,990,000
Other expenses	16,949,000	59,064,000	76,013,000	5,976,000	59,596,000	65,572,000

Total expenses	41,090,000	145,116,000	186,206,000	13,706,000	147,392,000	161,098,000

Net (loss) income	$(4,369,000)	$19,632,000	$15,263,000	$2,124,000	$64,128,000	$66,252,000

Net (loss) income allocation:
Kennedy-Wilson	$(694,000)	$642,000	$(52,000)	$646,000	$26,787,000	$27,433,000
Other partners	(3,675,000)	18,990,000	15,315,000	1,478,000	37,341,000	38,819,000

Net (loss) income	$(4,369,000)	$19,632,000	$15,263,000	$2,124,000	$64,128,000	$66,252,000

	Year ended December 31, 2006
	KW Residential LLC	Other	Total
Statements of operations:
Revenues	$3,197,000	$152,925,000	$156,122,000
Depreciation	368,000	26,743,000	27,111,000
Interest	1,193,000	12,732,000	13,925,000
Other expenses	2,157,000	63,779,000	65,936,000

Total expenses	3,718,000	103,254,000	106,972,000

Net (loss) income	$(521,000)	$49,671,000	$49,150,000

Net income allocation:
Kennedy-Wilson	(106,000)	14,795,000	14,689,000
Other partners	(415,000)	34,876,000	34,461,000

Net (loss) income	$(521,000)	$49,671,000	$49,150,000

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 6—INVESTMENTS IN JOINT VENTURES (Continued)

        Equity in joint venture income for the year ended December 31, 2008:

Net income allocation	$(52,000)
Unrealized gain on fair value option	5,856,000

$5,804,000

        Kennedy-Wilson has determined that as of December 31, 2008 and 2007, it has investments in two variable interest entities and based on its evaluation under FIN 46R has concluded that Kennedy-Wilson is not the primary beneficiary. As of December 31, 2008 and 2007, the variable interest entities had assets totaling $132 million and $125 million, respectively. As of December 31, 2008 and 2007, Kennedy-Wilson's exposure to loss as a result of its interests in these variable interest entities was $7.8 million and $5.4 million, respectively, related to its equity contributions. In addition, Kennedy-Wilson has $16 million in the form of loan guarantees that represent 20% of the mortgage loans of the underlying variable interest entities.

        Investments in which Kennedy-Wilson does not have significant influence are accounted for under the cost method of accounting. At December 31, 2008 and 2007, Kennedy-Wilson had three investments accounted for under the cost method with a carrying value totaling $309,000 and $772,000, respectively.

        Distributions in excess of the Kennedy-Wilson's basis in investments in joint ventures totaling $56,000, $1,694,000, and $230,000 were deferred for the years ended December 31, 2008, 2007, and 2006, respectively, due to continuing involvement in the real estate sold by the joint venture. Total deferred revenues and gains on sale of investments in joint ventures included in accrued expenses and other liabilities were $3,450,000 and $1,856,000 at December 31, 2008 and 2007, respectively.

NOTE 7—FAIR VALUE MEASUREMENTS AND THE FAIR VALUE OPTION

        FAIR VALUE MEASUREMENTS—Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

  Level 1—Valuations based on unadjusted quoted market prices in active markets for identical securities.

  Level 2—Valuations based on observable inputs (other than Level 1 prices), such as quoted prices for similar assets and quoted prices in markets that are not active.

  Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement, and involve management judgment.

        The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 7—FAIR VALUE MEASUREMENTS AND THE FAIR VALUE OPTION (Continued)

        The following table presents fair value measurements (including items that are required to be measured at fair value and items for which the fair value option has been elected) as of December 31, 2008 classified according to the Statement 157 valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Available-for-sale security	$28,000	$—	$—	$28,000
Investment in joint ventures	—	—	15,088,000	15,088,000

	$28,000	$—	$15,088,000	$15,116,000

        The following table presents changes in Level 3 investments for the year ended December 31, 2008:

	December 31, 2007	Net Purchases or sales	Realized gains or losses	Unrealized appreciation or (depreciation)	Net transfers in or out of Level 3	Total
Investment in joint ventures	$22,000	$8,019,000	$—	$7,047,000	$—	$15,088,000

        Kennedy-Wilson's records its investment in the Fund based on the amount of net assets that would be allocated to its interests in the Fund assuming the Fund was to liquidate its investments at fair value. The Fund reports its investments in real estate at fair value based on valuations of the underlying real estate holdings and indebtedness securing the real estate. The valuations of real estate were, in part, based on third party appraisals of the real estate assets using an income approach. The indebtedness securing the real estate and the investments in debt securities were valued, in part, by a third party valuation firm also using an income approach. Kennedy-Wilson's investment balance in the Fund was $2,332,000 at December 31, 2008.

        FAIR VALUE OPTION—Kennedy-Wilson has elected the fair value option for two investments in joint venture entities that were acquired during 2008. The first investment in joint venture has a partial interest in a condominium development located in Richmond, California that was acquired from the developer in June of 2008. The developer retained an ownership interest in the condominium project that is subordinated to all of the other ownership interests in the entity that holds the fee simple interest in the real estate. The second investment in joint venture has a partial ownership interest in an entity that has two investments. The first investment is a partial interest in the same condominium development as the first investment in joint venture and the second is an interest in an office building located in San Francisco, California. Kennedy-Wilson elected to record these investments at fair value to more accurately reflect the timing of the value created in the underlying investments and report those results in current operations. The change in fair value for these investments of $5,856,000 is recorded in equity in joint venture income in the consolidated statements of income and comprehensive income. Kennedy-Wilson determines the fair value of these investments based upon the income approach, utilizing estimates of future cash flows, discount rates and liquidity risks.

NOTE 8—OTHER ASSETS

        Office furniture and equipment and leaseholds improvements are carried at cost. The office furniture and equipment are depreciated over a period of three to ten years and the leasehold

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 8—OTHER ASSETS (Continued)

improvements are amortized over their estimated useful lives or the lease term, whichever is shorter. Other assets consists of the following:

	December 31,
	2008	2007
Office furniture and equipment	$1,439,000	$1,316,000
Leasehold improvements	57,000	57,000

	1,496,000	1,373,000
Less: Accumulated depreciation and amortization	(1,049,000)	(822,000)

	447,000	551,000
Prepaid expenses	1,740,000	970,000
Loan fees, net of accumulated amortization of $1,522,000 and $501,000 at December 31, 2008 and 2007, respectively	1,367,000	1,506,000
Deposits and other, net of accumulated amortization of $7,000 and $274,000 at December 31, 2008 and 2007, respectively	656,000	240,000

	$4,210,000	$3,267,000

        Depreciation and amortization expense related to the above depreciable assets was $256,000, $695,000 and $470,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 9—NOTES PAYABLE

        Notes payable were incurred primarily in connection with the acquisition of joint venture investments and stock repurchases, and includes the following:

	December 31,
	2008	2007
Note payable, variable interest rate based on prime, 4% and 7.25% at December 31, 2008 and 2007, respectively, due August 2009, which the Company expects to refinance with similar terms and conditions prior to maturity	$5,000,000	$10,000,000
Note payable, variable interest rate of 8% plus the greater of 4% or the 1-month LIBOR rate, 12% at December 31, 2008, interest payable monthly, secured by the company's ownership interest in two joint ventures, repaid in 2009	12,000,000	—
Loan payable to related party for $4,255,000, $3,700,000 funded at close, $555,000 held back as interest reserve, $221,000 available to fund interest payments at December 31, 2008, fixed interest rate of 14%, 10% payable monthly and 4% deferred until repayment of the loan or maturity, $154,000 deferred at December 31, 2008, secured by the company's ownership interest in a multi-family property, repaid in 2009	4,188,000	—

	$21,188,000	$10,000,000

NOTE 10—BORROWINGS UNDER LINES OF CREDIT

        Kennedy-Wilson has entered into a loan agreement with US Bank and East-West Bank that provides Kennedy-Wilson with an unsecured revolving credit facility for use in acquisitions and for working capital purposes in the amount of $30 million. The loan bears interest at a range of rates from prime to prime plus 0.50%, or, at the borrower's option, LIBOR plus 2.50% to LIBOR plus 3.00%. During 2008, the average outstanding borrowings under the line of credit was $3,413,000 with the high and low outstanding balances being $18,457,000 and $0, respectively. The borrowings under this loan had interest rates ranging from 3.75% to 5.50% and 7.74% to 8.819% at December 31, 2008 and 2007, respectively. The principal amount outstanding under this loan was $13,500,000 at December 31, 2008 and $5,000,000 at December 31, 2007. The loan matures in June 2011.

        Kennedy-Wilson's ability to borrow under this facility is subject to compliance with certain financial covenants, including maximum balance sheet leverage and fixed charge coverage ratios. As of December 31, 2008 and 2007, Kennedy-Wilson was in compliance with the covenants.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 11—MORTGAGE LOANS PAYABLE

	December 31,
	2008	2007
Mortgage loan payable, variable interest rate based on 1-month LIBOR plus 1.50%, 6.47% at December 31, 2007, interest only payable monthly, repaid in 2008	$—	$4,084,000
Mortgage loan payable, variable interest rate of prime plus 0.50%, 7.75% at December 31, 2007, interest only payable monthly, repaid in 2008	—	6,000,000
Mortgage loan payable, fixed interest rate on initial advance ($18,600,000), 6.16% at December 31, 2008, variable interest rate on subsequent advances of 1-month LIBOR plus 1.25% (2.6875% at December 31, 2008), due January 2010, secured by multi-family property	20,740,000	—
Mortgage loan payable, fixed interest rate of 10%, interest paid quarterly with periodic principal repayments, secured by residential land, repaid in 2009	2,025,000	—
Mortgage loan payable, fixed interest rate of 2.175%, interest only with partial principal repayment, $262,000 repaid in 2008, $275,000 due April 2009, balance due July 2009, secured by office building	6,333,000	—
Mortgage loan payable, variable interest rate of prime, 4.00% at December 31, 2008, interest paid monthly, balance due June 2009, secured by property	450,000	—

	$29,548,000	$10,084,000

        During 2007, Kennedy-Wilson entered into two mortgage loans payable for the purchase of an office building located in Los Angeles, California. The first loan was in the amount of $29,200,000 and carried a fixed interest rate of 6.03%, interest only payable monthly. The second loan was in the amount of $3,650,000 and carried a fixed interest rate of 10.26%, interest only payable monthly. Both notes were collateralized by the office building and were repaid in 2007 upon the sale of the property.

        Also during 2007, Kennedy-Wilson entered into a mortgage loan agreement for a total commitment of $4,512,000 for the purchase of an industrial property located in Glendora, California. The loan had a variable interest rate based on the 1-month LIBOR plus 1.50% (6.47% at December 31, 2007), with interest only payable monthly. The loan is collateralized by the property and matures in September 2010. At closing, $3,976,000 was advanced with $536,000 available to fund capital improvements. As of December 31, 2007, $108,000 had been drawn for capital improvements. The loan was assumed by the buyer of the related property.

        The aggregate maturities of mortgage loans payable subsequent to December 31, 2008 are: $8,808,000 in 2009 and $20,740,000 in 2010.

NOTE 12—JUNIOR SUBORDINATED DEBENTURES

        In 2007, Kennedy-Wilson issued junior subordinated debentures in the amount of $40 million. The debentures were issued to a trust established by Kennedy-Wilson, which contemporaneously issued $40 million of trust preferred securities to Merrill Lynch International. The interest rate on the

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 12—JUNIOR SUBORDINATED DEBENTURES (Continued)

debentures is fixed for the first ten years at 9.06%, and variable thereafter at LIBOR plus 3.70%. Interest is payable quarterly with the principal due in 2037.

        Prior to April 30, 2012, Kennedy-Wilson may redeem the debentures, upon a Special Event, as defined, at a redemption price equal to 107.5% of the outstanding principal amount. After April 30, 2012, Kennedy-Wilson may redeem the debentures, in whole or in part, on any interest payment date at par.

        Kennedy-Wilson is subject to be in compliance with certain financial covenants, including maximum balance sheet leverage and fixed charge coverage ratios. As of December 31, 2008, Kennedy-Wilson was in compliance with the covenants.

NOTE 13—CONVERTIBLE SUBORDINATED NOTE

        In November 2008, Kennedy-Wilson issued a convertible subordinated note in the amount of $30 million. The note bears interest at a fixed rate of 7%. Interest is payable quarterly with the outstanding principal due in November 2018. The holder of the note may convert the note, in whole or in part, into common stock of Kennedy-Wilson at a conversion price of $40 per share of common stock at any time prior to the 10th anniversary of the note. At any time on or after the ninth anniversary of the date of the note and prior to the due date, Kennedy-Wilson may demand that the holder of the note convert the note in accordance with the terms of the note.

        The convertible subordinated note was issued with a beneficial conversion feature as the share price on the commitment date was $43.75. The beneficial conversion feature totaled $2,813,000 and is being amortized over ten years from issue date using the effective interest method.

NOTE 14—RELATED PARTY TRANSACTIONS

        In 2008, the firm of Kulik, Gottesman & Mouton Ltd. was paid $286,000 for legal services provided by the firm and $30,000 for director's fees for Kent Mouton, a partner in the firm and a member of Kennedy-Wilson's board of directors, respectively. For 2007 the amounts were $138,000 and $28,000, respectively. For 2006 the amounts were $220,000 and $28,000, respectively.

        The firm of Solomon, Winnett & Rosenfield was paid $194,000, $174,000, and $195,000 for income tax services provided by the firm during the years ended December 31, 2008, 2007, and 2006, respectively. Jerry Solomon is a partner in the firm and a member of Kennedy-Wilson's board of directors. For the years ended December 31, 2008, 2007, and 2006, Mr. Solomon was paid director's fees in the amounts of $29,000, $29,000, and $29,000, respectively. Kennedy-Wilson received fees and other income from affiliates and entities in which Kennedy-Wilson holds ownership interests in the following amounts:

	Year ended December 31,
	2008	2007	2006
Property management and leasing fees	$8,380,000	$10,306,000	$8,163,000
Commissions	4,295,000	8,896,000	7,883,000

Total related party revenue	$12,675,000	$19,202,000	$16,046,000

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 14—RELATED PARTY TRANSACTIONS (Continued)

        In 2008, Kennedy-Wilson sold its ownership interest in three joint venture investments to three funds in which it also has ownership interests ranging from 4.40% - 5.00%. The gains recognized on the sale of these three ownership interests totaled $1,409,000 and are included in equity in income of joint ventures in the accompanying consolidated statements of income and comprehensive income. Gains on the sale of the joint venture interests were deferred in the amount of $56,000 and are included in accrued expenses and other liabilities in the accompanying consolidated balance sheets.

        In 2008, Kennedy-Wilson entered into a note payable in the amount of $4,255,000 with a joint venture in which it owns a 4.42% interest. The terms of the note are discussed in Note 9.

NOTE 15—INCOME TAXES

        The provision for income taxes consists of the following:

	Year ended December 31,
	2008	2007	2006
Current
Federal	$(1,583,000)	$4,637,000	$2,037,000
State	(230,000)	689,000	242,000

	(1,813,000)	5,326,000	2,279,000

Deferred
Federal	2,083,000	759,000	2,041,000
State	335,000	159,000	243,000

	2,418,000	918,000	2,284,000

Total	$605,000	$6,244,000	$4,563,000

        The provision for income taxes is allocated as follows:

	Year ended December 31,
	2008	2007	2006
Continuing operations	$605,000	$4,384,000	$4,563,000
Discontinued operations	—	1,860,000	—

	$605,000	$6,244,000	$4,563,000

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 15—INCOME TAXES (Continued)

        A reconciliation of the statutory federal income tax rate with Kennedy-Wilson's effective income tax rate is as follows:

	Year ended December 31,
	2008	2007	2006
Tax computed at statutory rate	$414,000	$5,473,000	$3,682,000
State income taxes, net of federal benefit	69,000	551,000	273,000
Non-vested stock expense	375,000	384,000	362,000
Other	(253,000)	(164,000)	246,000

Provision for income taxes	$605,000	$6,244,000	$4,563,000

        The following summarizes the effect of deferred income tax items and the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. Temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	Year ended December 31,
	2008	2007
Deferred tax assets:
Accrued reserves	$223,000	$243,000
Investment basis	175,000	—
Marketable securities	291,000	129,000

Total deferred tax assets	689,000	372,000

Deferred tax liabilities:
Depreciation and amortization	(4,738,000)	(3,934,000)
Prepaid expenses and other	(254,000)	(284,000)
Investment basis and reserve differences	—	(385,000)
Accrued payroll	(138,000)	(217,000)
Unrealized gain on fair value option	(2,364,000)	—
Capitalized interest	(1,711,000)	(1,650,000)

Total deferred tax liabilities	(9,205,000)	(6,470,000)

Net deferred tax liability	$(8,516,000)	$(6,098,000)

        Based upon the level of historical taxable income and projections for future taxable income over the periods which Kennedy-Wilson's gross deferred tax assets are deductible, management believes it is more likely than not Kennedy-Wilson will realize the benefits of these deductible differences at December 31, 2008.

        Management has considered the likelihood and significance of possible penalties associated with its current and intended filing positions and has determined, based on their assessment, that such penalties, if any, would not be expected to be material.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 15—INCOME TAXES (Continued)

        Kennedy-Wilson's federal income tax returns remain open to examination for the tax years 2006 through 2008.

NOTE 16—COMMITMENTS AND CONTINGENCIES

        Future minimum lease payments under scheduled operating leases, net of minor subleases, that have initial or remaining noncancelable terms in excess of one year are as follows:

Year	Operating Leases
2009	$1,340,000
2010	885,000
2011	276,000
2012	48,000

Total minimum payments	$2,549,000

        Net rental expense amounted to $1,586,000, $1,517,000, and $1,510,000 for the years ended December 31, 2008, 2007, and 2006, respectively, and is included in general and administrative expense in the accompanying consolidated statements of income and comprehensive income.

        EMPLOYMENT AGREEMENTS—Kennedy-Wilson has entered into an employment agreement with one of its principal officers, which provides for annual base compensation in the aggregate amount of $950,000 and expires in December 2014. The employment agreement provides for the payment of an annual discretionary bonus in an amount determined in the sole and absolute discretion of the Compensation and Stock Option Committees of the board of directors. Kennedy-Wilson also has employment agreements with other non-officer employees which provide for aggregate minimum annual compensation of $3,405,000 and expire in 2009.

        LITIGATION—Kennedy-Wilson is currently a defendant in certain routine litigation arising in the ordinary course of business. It is the opinion of management and legal counsel that the outcome of these actions will not have a material effect on the financial position or results of operations of Kennedy-Wilson.

NOTE 17—STOCK OPTION PLANS

        Kennedy-Wilson currently has the 1992 Incentive and Non-statutory Stock Option Plan, which includes a Plan A and a Plan B and the 1992 Non-Employee Director Stock Option Plan ("Plan C"). An aggregate of 1,700,000 shares of common stock are reserved for issuance under Plan A and B. The Company has 81,000 shares of common stock reserved for issuance under Plan C.

        Plan A permits the granting of Incentive Stock Options to employees, including employee-directors. Plan B permits the granting of nonstatutory stock options to employees, including employee-directors and consultants. Plan C permits the granting of options to non-employee-directors. Options granted under the Plans have an option price of 100% of the fair value of the common stock on the date of grant.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 17—STOCK OPTION PLANS (Continued)

        Options granted under Plan A vest over a period of three years and may be exercised for a period of up to five years from the grant date; options granted under Plan B vest over a period of three years and may be exercised for a period of up to 10 years from the grant date. Options granted under Plan C vest and become exercisable on the first anniversary of the date of the initial grant provided that the optionee continues to serve as a director for at least one year from the date of such initial grant. Under Plan C, options expire on the earlier of the tenth anniversary of the date of grant and 90 days after the individual ceases to be a director of Kennedy-Wilson.

        The following table sets forth activity under the plans:

	Options	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding, January 1, 2006	325,870	$0.93 - $8.81	$4.29
Exercised	(245,040)	$0.93 - $7.00	$4.12

Balance, December 31, 2006	80,830	$3.81 - $8.81	$4.80
Exercised	(55,000)	$4.23 - $4.35	$4.30

Balance, December 31, 2007	25,830	$3.81 - $8.81	$5.88
Exercised	(11,250)	$8.25	$8.25

Balance, December 31, 2008	14,580	$3.81 - $8.81	$4.06

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/08	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable at 12/31/08	Weighted Average Exercise Price
$3.81	13,500	2.24	$3.81	13,500	$3.81
$5.45	540	3.45	$5.45	540	$5.45
$8.81	540	0.48	$8.81	540	$8.81

        The number of options exercisable at December 31, 2008, 2007, and 2006, were 14,580, 25,830, and 80,830, respectively.

NOTE 18—CAPITAL STOCK TRANSACTIONS

        During 2008, Kennedy-Wilson issued 53,000 shares of Series A Preferred Stock (the "preferred stock"). The holders of the preferred stock are entitled to receive dividends quarterly at a per annum rate equal to 7% of the liquidation value of $1,000 per share. The preferred stock will be senior to all other existing classes and series of shares of stock of the company upon dissolution, liquidation, or winding up, to the extent of the aggregate liquidation value and all accrued but unpaid dividends. The preferred stock must be converted into shares of Kennedy-Wilson's common stock at any time on or prior to the third annual anniversary, May 2011 through September 2011, of the latest date of the original issuance of any preferred stock at a conversion price of $42 per share of common stock for a total of approximately 1,262,000 shares of common stock. Additionally, the preferred stock

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 18—CAPITAL STOCK TRANSACTIONS (Continued)

automatically shall be converted into shares of common stock no later than 10 days after Kennedy-Wilson delivers notice to the holders of the preferred stock advising such holder that Kennedy-Wilson shall sell all or substantially all of its assets or shall be acquired by or reorganized into or with another entity. The proceeds from the issuance of the preferred stock was $52,354,000, net of expenses related to the offering totaling $646,000.

        During 2008, 2007, and 2006, Kennedy-Wilson acquired approximately 164,000, 121,000, and 38,000 shares, respectively, of its common stock for total consideration of $6,170,000, $2,996,000, and $651,000, respectively.

        During 2001 and 2002, Kennedy-Wilson's Chairman was granted a total of 1,700,000 shares of non-vested stock that vest over a period of eight to ten years. For the years ended December 31, 2008, 2007, and 2006, compensation expense for the non-vested stock grants was $1,015,000, $1,015,000, and $1,015,000, respectively, and is included in compensation and related expenses in the accompanying consolidated statements of income and comprehensive income. At December 31, 2008, 2007, and 2006, the amount of non-vested shares deducted from additional paid-in capital was $1,543,000, $2,558,000, and $3,573,000, respectively. The vesting of the remaining non-vested shares and the related compensation expense is as follows:

	Non-Vested Shares	Compensation Expense
2009	195,000	$1,015,000
2010	109,000	528,000

	304,000	$1,543,000

NOTE 19—EMPLOYEE BENEFIT ARRANGEMENTS

        Kennedy-Wilson has a qualified plan under the provisions of Section 401(k) of the Internal Revenue Code. Under this plan, participants are able to make salary deferral contributions of up to 15% of their total compensation, up to a specified maximum. The 401(k) plan also includes provisions which authorize Kennedy-Wilson to make discretionary contributions. During 2008, 2007, and 2006, Kennedy-Wilson made matching contributions of $6,000, $100,000, and $71,000, respectively, to this plan and is included in compensation and related expenses in the accompanying consolidated statements of income and comprehensive income.

NOTE 20—SALE OF MINORITY INTEREST

        In 2006, Kennedy-Wilson sold a 20% interest in its wholly-owned apartment management division to Kenedix, Inc., a Japanese real estate company, for $9 million. A gain on the sale in the amount of $7,060,000 was recognized after deduction of related expenses.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 21—EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted earnings per share:

	Year ended December 31,
	2008	2007	2006
Income from continuing operations	$613,000	$6,596,000	$5,955,000
Income from discontinued operations, net of tax	—	2,797,000	—
Less: Preferred stock dividend	(2,264,000)	—	—

Net (loss) income available to common stockholders	$(1,651,000)	$9,393,000	$5,955,000

Basic (loss) earnings per share:
(Loss) income from continuing operations	$(0.32)	$1.30	$1.23
Income from discontinued operations, net of tax	—	0.55	—

	$(0.32)	$1.85	$1.23

Weighted average common shares	5,119,684	5,063,949	4,840,963
Diluted earnings per share:
(Loss) income from continuing operations	$(0.32)	$1.17	$1.07
Income from discontinued operations, net of tax	—	0.50	—

	$(0.32)	$1.67	$1.07

Weighted average common shares	5,119,684	5,063,949	4,840,963
Options and warrants	—	10,243	100,333
Non-vested stock	—	547,610	616,791

Total diluted shares	5,119,684	5,621,802	5,558,087

        The dilutive shares from convertible preferred stock, convertible subordinated debt, options and non-vested stock have not been included in the diluted weighted average shares as Kennedy-Wilson has a net loss available to common stockholders. There were a total of 1,281,070 dilutive securities as of December 31, 2008.

NOTE 22—SEGMENT INFORMATION

        Kennedy-Wilson's business activities currently consist of services and various types of real estate investments. Kennedy-Wilson's segment disclosure with respect to the determination of segment profit or loss and segment assets is based on these services and its various investments.

        SERVICES—Kennedy-Wilson provides a full range of commercial and residential real estate services. These services include property management, leasing, brokerage, asset management, and various other specialized commercial and residential real estate services.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 22—SEGMENT INFORMATION (Continued)

        INVESTMENTS—With joint venture partners and on its own, Kennedy-Wilson invests in commercial and residential real estate which Kennedy-Wilson believes value may be added through Kennedy-Wilson's expertise or opportunistic investing. Kennedy-Wilson's current real estate portfolio focuses on commercial buildings and multiple-family residences.

        Substantially all of the management fees and commissions—related party revenues were generated via intersegment activity for the years ended December 31, 2008, 2007 and 2006. The amounts representing investments with related parties and non-affiliates are included in the investment segment. No single external customer provided Kennedy-Wilson with 10% or more of its revenues during any period presented in these financial statements.

        The following tables summarize the income and expense activity by segment for the year ended December 31, 2008 and total assets as of December 31, 2008.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$16,577,000	$—	$—	$16,577,000
Management fees and commissions—related party	12,675,000	—	—	12,675,000
Rental and sales revenue	—	2,409,000	—	2,409,000
Other income	—	564,000	—	564,000

Total revenue	29,252,000	2,973,000	—	32,225,000
Depreciation and amortization	(83,000)	(683,000)	(154,000)	(920,000)
Operating expenses	(23,910,000)	(2,195,000)	(5,546,000)	(31,651,000)

Total operating expenses	(23,993,000)	(2,878,000)	(5,700,000)	(32,571,000)
Equity in joint venture income	—	10,097,000	—	10,097,000

Total operating income (loss)	5,259,000	10,192,000	(5,700,000)	9,751,000
Interest income	—	—	221,000	221,000
Interest income—related party	—	—	341,000	341,000
Interest expense	—	(1,974,000)	(6,622,000)	(8,596,000)
Other than temporary impairment on available for sale security	—	—	(445,000)	(445,000)

Income (loss) before provision for income taxes	$5,259,000	$8,218,000	(12,205,000)	1,272,000

Provision for income taxes			(605,000)	(605,000)

Net income			$(12,810,000)	$667,000

Total assets	$39,791,000	$175,368,000	$40,724,000	$255,883,000

Expenditures for long lived assets	$—	$41,460,000	$—	$41,460,000

        All of the revenues included in the table above are attributable to the United States, except for $198,000 in rental and sales revenue that is attributable to Japan. This rental and sales revenue was

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 22—SEGMENT INFORMATION (Continued)

generated from the office building in Japan that had a carrying value of $8,428,000 as of December 31, 2008. The only other activity outside the United States is conducted through Kennedy-Wilson's equity method investment KW Residential LLC (See Note 6).

        The following tables summarize the income and expense activity by segment for the year ended December 31, 2007 and total assets as of December 31, 2007.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$14,093,000	$—	$—	$14,093,000
Management fees and commissions—related party	19,202,000	—	—	19,202,000
Rental and sales revenue	—	98,000	—	98,000

Total revenue	33,295,000	98,000	—	33,393,000
Depreciation and amortization	(351,000)	(22,000)	(132,000)	(505,000)
Operating expenses	(22,663,000)	(481,000)	(19,531,000)	(42,675,000)

Total operating expenses	(23,014,000)	(503,000)	(19,663,000)	(43,180,000)
Equity in joint venture income	—	27,433,000	—	27,433,000

Total operating income (loss)	10,281,000	27,028,000	(19,663,000)	17,646,000
Interest income	—	—	487,000	487,000
Interest income—related party	—	—	378,000	378,000
Interest expense	—	(333,000)	(4,757,000)	(5,090,000)

Income (loss) before provision for income taxes	$10,281,000	26,695,000	(23,555,000)	13,421,000

Provision for income taxes			(4,384,000)	(4,384,000)

Income (loss) from continuing operations			(27,939,000)	9,037,000
Income from discontinued operations, net of tax		2,797,000	—	2,797,000

Net income		$29,492,000	$(27,939,000)	$11,834,000

Total assets	$45,053,000	$66,552,000	$34,209,000	$145,814,000

Expenditures for long lived assets	$—	$38,458,000	$—	$38,458,000

        The only activity outside the United States is conducted through Kennedy-Wilson's equity method investment KW Residential LLC (See Note 6).

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 22—SEGMENT INFORMATION (Continued)

        The following tables summarize the income and expense activity by segment for the year ended December 31, 2006 and total assets as of December 31, 2006.

	Services	Investments	Corporate	Consolidated
Management fees and commissions	$10,452,000	$—	$—	$10,452,000
Management fees and commissions—related party	16,046,000	—	—	16,046,000

Total revenue	26,498,000	—	—	26,498,000
Depreciation and amortization	(327,000)	—	(361,000)	(688,000)
Operating expenses	(18,604,000)	(1,482,000)	(13,832,000)	(33,918,000)

Total Operating Expenses	(18,931,000)	(1,482,000)	(14,193,000)	(34,606,000)
Equity in joint venture income	—	14,689,000	—	14,689,000

Total operating income (loss)	7,567,000	13,207,000	(14,193,000)	6,581,000
Interest income	—	503,000	58,000	561,000
Interest income—related parties	—	—	85,000	85,000
Gain on sale of asset	—	—	7,060,000	7,060,000
Interest expense	—	(569,000)	(2,614,000)	(3,183,000)

Income (loss) before provision for income taxes	$7,567,000	$13,141,000	(9,604,000)	11,104,000

Provision for income taxes			(4,563,000)	(4,563,000)

Net income			$(14,167,000)	$6,541,000

Total assets	$37,748,000	$51,825,000	$18,173,000	$107,746,000

Expenditures for long lived assets	$—	$7,637,000	$—	$7,637,000

        The only activity outside the United States is conducted through Kennedy-Wilson's equity method investment KW Residential LLC (See Note 6).

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

December 31, 2008, 2007 and 2006

NOTE 23—UNAUDITED QUARTERLY INFORMATION

Year ended December 31, 2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$6,601,000	$9,906,000	$8,158,000	$7,560,000
Operating expenses	6,357,000	8,366,000	7,995,000	9,853,000
Equity in joint venture income (loss)	1,317,000	216,000	4,130,000	4,434,000

Operating income	1,561,000	1,756,000	4,293,000	2,141,000
Non-operating income (expense)	(1,163,000)	(1,732,000)	(2,254,000)	(3,330,000)

Income (loss) before provision for income taxes	398,000	24,000	2,039,000	(1,189,000)
(Provision for) benefit from income taxes	(177,000)	(11,000)	(738,000)	321,000

Net income (loss)	$221,000	$13,000	$1,301,000	$(868,000)

Basic earnings (loss) per share	$0.04	$(0.07)	$0.07	$(0.15)
Diluted earnings (loss) per share	$0.04	$(0.07)	$0.07	$(0.15)

Year ended December 31, 2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$6,479,000	$10,772,000	$8,383,000	$7,759,000
Operating expenses	6,612,000	8,147,000	8,156,000	20,265,000
Equity in joint venture (loss) income	(86,000)	3,575,000	2,256,000	21,688,000

Operating (loss) income	(219,000)	6,200,000	2,483,000	9,182,000
Non-operating expense	(853,000)	(1,056,000)	(1,090,000)	(1,226,000)

(Loss) income before provision for income taxes	(1,072,000)	5,144,000	1,393,000	7,956,000
(Provision for) benefit from income taxes	560,000	(2,028,000)	(479,000)	(2,437,000)

(Loss) income from continuing operations	(512,000)	3,116,000	914,000	5,519,000
(Loss) income from discontinued operations, net of tax	(86,000)	(180,000)	1,000	3,062,000

Net (loss) income	$(598,000)	$2,936,000	$915,000	$8,581,000

Basic (loss) earnings per share:
(Loss) income from continuing operations	$(0.15)	$0.64	$0.14	$0.67
(Loss) income from discontinued operations	(0.02)	(0.04)	—	0.60

	$(0.17)	$0.60	$0.14	$1.27

Diluted (loss) earnings per share:
(Loss) income from continuing operations	$(0.15)	$0.57	$0.13	$0.61
(Loss) income from discontinued operations	(0.02)	(0.03)	—	0.55

	$(0.17)	$0.54	$0.13	$1.16

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Balance Sheets

	June 30, 2009	December 31, 2008
	(Unaudited)
Assets
Cash and cash equivalents	$16,206,000	$25,831,000
Accounts and notes receivable	14,358,000	9,548,000
Income tax receivable	—	1,414,000
Investment in real estate available for sale	34,260,000	—
Investments in real estate, net	40,618,000	48,727,000
Investments in joint ventures ($15,263,000 and $15,088,000 carried at
fair value as of June 30, 2009 and December 31, 2008, respectively)	147,581,000	142,188,000
Goodwill and other assets	30,393,000	28,175,000

Total assets	$283,416,000	$255,883,000

Liabilities and equity
Liabilities
Accounts payable and other liabilities	$19,050,000	$18,658,000
Mortgage loans payable on real estate held for sale	26,115,000	—
Line of credit, notes payable, mortgages and other long-term debt	134,285,000	131,423,000

Total liabilities	179,450,000	150,081,000

Equity
Convertible preferred stock, $0.01 par value: 5,000,000 shares authorized, 53,000 shares issued and outstanding as of December 31, 2008. The preferred stock is mandatorily convertible to common stock on the third anniversary from issue date of September 2008	1,000	1,000
Common stock, $0.01 par value: 50,000,000 shares authorized; 5,387,997 and 5,466,150 shares issued as of June 30, 2009 and December 31, 2008, respectively	54,000	55,000
Other stockholders' equity	98,042,000	105,495,000

Total Kennedy-Wilson stockholders' equity	98,097,000	105,551,000
Noncontrolling interests	5,869,000	251,000

Total equity	103,966,000	105,802,000

Total liabilities and equity	$283,416,000	$255,883,000

See accompanying notes to consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Statements of Operations and
Comprehensive Loss

(Unaudited)

	Six months ended June 30,
	2009	2008
Revenue
Gross revenues	$19,300,000	$16,473,000
Operating expenses
Costs and expenses related to revenue	17,918,000	11,096,000
General, administrative, depreciation and amortization	2,684,000	3,627,000

Total operating expense	20,602,000	14,723,000

Equity in joint venture (loss) income	(461,000)	1,533,000

Total operating income	(1,763,000)	3,283,000
Non-operating income (expense)
Interest income	182,000	542,000
Interest expense	(5,061,000)	(3,403,000)
Other than temporary impairment on available-for-sale security	(323,000)	—

(Loss) income before provision for income taxes	(6,965,000)	422,000
Benefit from (provision for) income taxes	2,215,000	(188,000)

Net (loss) income	(4,750,000)	234,000
Net loss (income) attributable to the noncontrolling interest	267,000	(50,000)
Preferred stock dividends and accretion of beneficial conversion feature	(1,964,000)	(394,000)

Net loss attributable to Kennedy-Wilson common stockholders	(6,447,000)	(210,000)
Other comprehensive income, net of tax	117,000	—

Total comprehensive loss attributable to Kennedy-Wilson common stockholders	$(6,330,000)	$(210,000)

Basic (loss) earnings per share:
Net (loss) income attributable to Kennedy-Wilson common stockholders	$(1.24)	$(0.04)

Weighted average number of common shares outstanding—basic	5,195,273	5,098,855
Diluted (loss) earnings per share:
Net (loss) income attributable to Kennedy-Wilson common stockholders	$(1.24)	$(0.04)

Weighted average number of common shares outstanding—diluted	5,195,273	5,098,855
See accompanying notes to consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Statement of Equity

(Unaudited)

	Preferred Stock		Common Stock				Accumulated Other Comprehensive Loss
					Additional Paid-in Capital	Retained Earnings		Noncontrolling Interests
	Shares	Amount	Shares	Amount					Total
Balance, January 1, 2008	—	$—	5,619,224	$56,000	$9,921,000	$47,118,000	$(238,000)	$219,000	$57,076,000
Issuance of preferred stock	53,000	1,000	—	—	52,353,000	—	—	—	52,354,000
Issuance of common stock—exercise of stock options	—	—	11,250	1,000	92,000	—	—	—	93,000
Repurchase of common stock	—	—	(164,324)	(2,000)	(6,168,000)	—	—	—	(6,170,000)
Amortization of equity compensation	—	—	—	—	1,015,000	—	—	—	1,015,000
Discount on convertible subordinated debt	—	—	—	—	2,813,000	—	—	—	2,813,000
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	—	240,000	—	240,000
Dividends paid—preferred stock	—	—	—	—	—	(2,264,000)	—	—	(2,264,000)
Net income	—	—	—	—	—	613,000	—	54,000	667,000
Contributions from noncontrolling interests	—	—	—	—	—	—	—	482,000	482,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	(504,000)	(504,000)

Balance, December 31, 2008	53,000	1,000	5,466,150	55,000	60,026,000	45,467,000	2,000	251,000	105,802,000
Issuance of common stock—exercise of stock options	—	—	540	—	5,000	—	—	—	5,000
Repurchase of common stock			(78,693)	(1,000)	(2,393,000)	—	—	—	(2,394,000)
Amortization of equity compensation	—	—	—	—	507,000	—	—	—	507,000
Stock compensation expense	—	—	—	—	650,000	—	—	—	650,000
Other comprehensive loss:
Foreign currency translation	—	—	—	—	—	—	(77,000)	—	(77,000)
Unrealized loss on marketable security, net of tax	—	—	—	—	—	—	194,000	—	194,000
Dividends paid and accrued—preferred stock	—	—	—	—	—	(1,856,000)		—	(1,856,000)
Accretion of preferred stock beneficial conversion	—	—	—	—	108,000	(108,000)	—	—	—
Net income (loss)	—	—	—	—	—	(4,483,000)	—	(267,000)	(4,750,000)
Contributions from noncontrolling interests	—	—	—	—	—	—	—	5,885,000	5,885,000
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	—

Balance, June 30, 2009 (unaudited)	53,000	$1,000	5,387,997	$54,000	$58,903,000	$39,020,000	$119,000	$5,869,000	$103,966,000

See accompanying notes to consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Six months ended June 30, 2009 and 2008

(Unaudited)

	Six months ended June 30,
	2009	2008
Net cash used in operating activities	$(3,009,000)	$(13,021,000)
Cash flows from investing activities:
Additions to notes receivable—related party	(2,663,000)	—
Net proceeds from sale of real estate	6,368,000	—
Purchases of and additions to real estate	(34,869,000)	(27,976,000)
Capital distributions from joint ventures	404,000	8,136,000
Contributions to joint ventures	(7,533,000)	(55,187,000)
Other	(198,000)	28,000

Net cash used in investing activities	(38,491,000)	(74,999,000)

Cash flow from financing activities:
Borrowings under notes payable	9,000,000	20,450,000
Repayment of notes payable	(16,188,000)	(5,973,000)
Borrowings under lines of credit	12,500,000	13,000,000
Repayment of lines of credit	—	(18,000,000)
Borrowings under mortgage loans payable	30,286,000	23,290,000
Repayment of mortgage loans payable	(4,738,000)	(2,911,000)
Debt issue costs	(625,000)	(1,009,000)
Issuance of preferred stock	—	51,951,000
Issuance of common stock	5,000	—
Repurchase of common stock	(2,394,000)	(2,909,000)
Dividends paid—preferred stock	(1,856,000)	(394,000)
Contributions from (distributions to) noncontrolling interests	5,885,000	(200,000)

Net cash provided by financing activities	31,875,000	77,295,000

Net decrease in cash and cash equivalents	(9,625,000)	(10,725,000)
Cash and cash equivalents, beginning of year	25,831,000	24,248,000

Cash and cash equivalents, end of year	$16,206,000	$13,523,000

Non-Cash Items

        In 2008, Kennedy-Wilson converted notes receivable from various executives and directors of Kennedy-Wilson related to a joint venture investment in Japan into equity in the Japanese joint venture resulting in an increase in investments in joint ventures of $4,397,000 and a decrease in notes receivable of $4,397,000.

        In 2009, the debt on a piece of land that was sold was assumed by the buyer resulting in a decrease of proceeds from the sale of real estate of $2,025,000 and reduction of repayment of mortgage loans payable of $2,025,000.

        At June 30, 2009, $809,000 of preferred dividends were declared and not paid resulting in an increase in accured expenses and other liabilities.

See accompanying notes to consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

June 30, 2009 and 2008

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        Kennedy-Wilson's unaudited interim consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles used in the preparation of its annual financial statements. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of Kennedy-Wilson, all adjustments, consisting of only normal and recurring items, necessary for a fair presentation of the results of operations for the six-month periods ended June 30, 2009 and 2008 have been included. The results of operations for six months ended June 30, 2009 are not necessarily indicative of results that might be expected for the full year ended December 31, 2009. For further information, your attention is directed to the footnote disclosures found in Kennedy-Wilson's 2008 Financial Statements.

        The consolidated financial statements include the accounts of Kennedy-Wilson and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In addition, Kennedy-Wilson evaluates its relationships with other entities to identify whether they are variable interest entities as defined by FASB Interpretation No. 46 (revised December 2003) Consolidation of Variable Interest Entities ("FIN 46R") and to assess whether it is the primary beneficiary of such entities. If the determination is made that Kennedy-Wilson is the primary beneficiary, then that entity is included in the consolidated financial statements in accordance with FIN 46R.

        The ownership of the other interest holders of consolidated subsidiaries is reflected as noncontrolling interests. The preparation of the accompanying consolidated financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosure about contingent assets and liabilities, and reported amounts of revenues and expenses. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

        Kennedy-Wilson acquired a condominium project located in Los Angeles, California. The Project was purchased for the purposes of resale and was classified as held for sale at the date of acquisition. Management having the authority has committed to a plan of disposal and is actively marketing the property and expects to dispose of all of the condominium units within one year.

        Kennedy-Wilson has evaluated all subsequent events through the date of the filing of this form S-4.

NOTE 2—RECENT ACCOUNTING PRONOUNCEMENTS

        In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations. Statement 141(R) requires most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Statement 141(R) is effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. FASB No. 141(R) was adopted on January 1, 2009, and there was no material impact to the accompanying consolidated financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2009 and 2008

(Unaudited)

NOTE 2—RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

        In April 2008, the FASB issued FASB Staff Position FAS 142-3, "Determination of the Useful Life of Intangible Assets." FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 was adopted on January 1, 2009, and there is no material impact to the accompanying consolidated financial statements.

        In November 2008, the FASB's Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, "Equity Method Investment Accounting Considerations". EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor's basis of the impaired asset for the investor's pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor's ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate. EITF 08-6 was adopted on January 1, 2009, and did not materially impact Kennedy-Wilson's financial position or results of operations.

NOTE 3—GUARANTEES

        Kennedy-Wilson has certain guarantees associated with loans secured by assets held in various joint venture partnerships. The maximum potential amount of future payments (undiscounted) Kennedy-Wilson could be required to make under the guarantees was approximately $69 million and $46 million at June 30, 2009 and December 31, 2008, respectively. The guarantees expire through 2011 and Kennedy-Wilson's performance under the guarantees would be required to the extent there is a shortfall in liquidation between the principal amount of the loan and the net sales proceeds of the property. Based upon Kennedy-Wilson's evaluation of guarantees under FIN 45, the estimated fair value of guarantees made as of June 30, 2009 is immaterial.

NOTE 4—INVESTMENT IN REAL ESTATE

        Kennedy-Wilson disposed of residential land with a historical cost basis of $5.7 million during the six month period ended June 30, 2009 for a gain of $0.5 million. Kennedy-Wilson has continuing involvement with the property and as a result has not included this transaction in discontinued operations. Additionally, a condominium project was acquired for $33 million and is presented as real estate held for sale.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2009 and 2008

(Unaudited)

NOTE 5—INVESTMENTS IN JOINT VENTURES

        Kennedy-Wilson has a number of joint venture interests, with ownership generally ranging from 5% to 50%, which were formed to acquire, manage, develop and/or sell real estate. Kennedy-Wilson has significant influence over these entities, but not voting or other control and accordingly, these investments are accounted for under the equity method.

        During the six months ended June 30, 2009, Kennedy-Wilson made contributions to joint ventures totalling $6.7 million, received distributions from joint ventures of $0.9 million, and recorded equity in joint ventures losses of $0.5 million.

NOTE 6—FAIR VALUE MEASUREMENTS AND THE FAIR VALUE OPTION

FAIR VALUE MEASUREMENTS

        The following table presents fair value measurements (including items that are required to be measured at fair value and items for which the fair value option has been elected) as of June 30, 2009 classified according to the Statement 157 valuation hierarchy:

	Level 1	Level 2	Level 3	Total
Available-for-sale security	$28,000	$—	$—	$28,000
Investment in joint ventures	——	—	15,235,000	15,235,000

	$28,000	$—	$15,235,000	$15,263,000

        The following table presents changes in Level 3 investments for the six months ended June 30, 2009:

	December 31, 2008	Net Purchases or sales	Realized gains or losses	Unrealized appreciation or (depreciation)	Net transfers in or out of Level 3	Total
Investment in joint ventures	$15,088,00	$75,000	$—	$72,000	$—	$15,235,000

        Kennedy-Wilson has an investment in an investment company (the "Fund") and records its investment based on the amount of net assets that would be allocated to its interests in the Fund assuming the Fund was to liquidate its investments at fair value. The investment company reports its investments in real estate at fair value based on valuations of the underlying real estate holdings and indebtedness securing the real estate. The indebtedness securing the real estate and the investments in debt securities were valued, in part, by a third party valuation firm also using an income approach. During the six months ended June 30, 2009, Kennedy-Wilson made contributions to the joint venture of $0.2 million, received distributions from the joint venture of $0.1 million, and recorded equity in the joint venture's income of $0.1 million. Kennedy-Wilson's investment balance in the Fund was $2,569,000 at June 30, 2009.

        FAIR VALUE OPTION—Kennedy-Wilson has elected the fair value option for two investments in joint venture entities that were acquired during 2008. The first investment in joint venture has a partial interest in a condominium development located in Richmond, California that was acquired from the developer in June of 2008. The developer retained an ownership interest in the condominium project that is subordinated to all of the other ownership interests in the entity that holds the fee simple interest in the real estate. The second investment in joint venture has a partial ownership interest in an

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2009 and 2008

(Unaudited)

NOTE 6—FAIR VALUE MEASUREMENTS AND THE FAIR VALUE OPTION (Continued)

entity that has two investments. The first investment is a partial interest in the same condominium development as the first investment in joint venture and the second is an interest in an office building located in San Francisco, California. Kennedy-Wilson elected to record these investments at fair value to more accurately reflect the timing of the value created in the underlying investments and report those results in current operations. Kennedy-Wilson does not believe the other investments in joint ventures will demonstrate these characteristics. Kennedy-Wilson determines the fair value of these investments based upon the income approach, utilizing estimates of future cash flows, discount rates and liquidity risks. As of June 30, 2009, investments for which fair value treatment was elected under SFAS 159 totaled $12,665,000.

NOTE 7—MORTGAGE LOANS PAYABLE ON REAL ESTATE HELD FOR SALE

        During the six month period ended June 30, 2009 Kennedy-Wilson entered into two mortgage loans payable totaling $26.1 million that bear interest at 9% and 15%. The mortgage loans are secured by 149 condominium units. Kennedy-Wilson also repaid two mortgage loans totaling $6.0 million.

NOTE 8—LINE OF CREDIT, MORTGAGE AND OTHER LONG-TERM DEBT

        During the six month period ended June 30, 2009 Kennedy-Wilson borrowed an additional $12.5 million from its line of credit which bears interest from prime to prime plus 0.50% or, at the borrower's option, LIBOR plus 2.50% to LIBOR plus 3.00%, bringing the outstanding balance to $26.0 million as of June 30, 2009.

        During the six month period ended June 30, 2009, two loans totaling $16.2 million, which bore interest at 12% and 14% as of December 31, 2008 were repaid. Kennedy-Wilson entered into two new loans totaling $9.0 million with Pacific Western bank and both bear interest at the lender's base lending rate, which was 4% at June 30, 2009.

NOTE 9—RELATED PARTY TRANSACTIONS

        For the six months ended June 30, 2009, the firm of Kulik, Gottesman & Mouton Ltd. was paid $112,000 for legal services provided by the firm and $9,000 for director's fees for Kent Mouton, a partner in the firm and a member of Kennedy-Wilson's board of directors, respectively. For the six months ended June 30, 2008 the amounts were $143,000 and $15,000, respectively.

        The firm of Solomon, Winnett & Rosenfield was paid $52,000 and $97,000 for income tax services provided by the firm during the six months ended June 30, 2009 and 2008, respectively. Jerry Solomon is a partner in the firm and a member of Kennedy-Wilson's board of directors. For the six months ended June 30, 2009 and 2008, Mr. Solomon was paid director's fees in the amounts of $7,000 and $14,500, respectively.

NOTE 10—CAPITAL STOCK TRANSACTIONS

        During the six month period ended June 30, 2009 Kennedy-Wilson repurchased approximately 79,000 of its common shares for total consideration of approximately $2.4 million.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2009 and 2008

(Unaudited)

NOTE 11—EMPLOYEE BENEFIT ARRANGEMENTS

        During 2009, Kennedy-Wilson adopted the 2009 Equity Participation Plan (the "Plan") which allows for the grant of up to 750,000 shares of common stock. On March 25, 2009, Kennedy-Wilson granted 375,000 performance awards and 375,000 service awards with an exercise price of $30 that was equal to the fair value on the date of grant. The performance and service awards vest ratably over a seven year period and are settled in shares of common stock of Kennedy-Wilson. The option awards expire at the end of ten year. The Plan allows participates to settle vested awards with cash, a full recourse note, or net share settlement. Kennedy-Wilson has determined the compensation expense to be recorded under the Plan using the Black-Scholes-Merton option pricing model. The option pricing model inputs used to determine grant date fair value were, expected stock option term of 7 years, expected volatility of 43.5%, expected risk free rate of 2.5%, and no expected dividends.

        Kennedy-Wilson has elected to recognize the compensation expense for the service awards on a straight-line basis over the vesting period and is grade vesting the performance awards over the vesting period. The total compensation expense recorded for the six months ended June 30, 2009 was $650,000.

NOTE 12—EARNINGS PER SHARE

        The dilutive shares from convertible preferred stock, convertible subordinated debt, options and non-vested stock have not been included in the diluted weighted average shares as Kennedy-Wilson has a net loss available to common stockholders. There were a total of 2,634,033 and 696,019 dilutive securities as of June 30, 2009 and 2008, respectively. See accompanying consolidated statement of income and comprehensive income.

NOTE 13—COMPREHENSIVE INCOME

        Comprehensive income consists of net income and other comprehensive income. Accumulated other comprehensive income consists of foreign currency translation adjustments.

NOTE 14—SEGMENT INFORMATION

        Kennedy-Wilson's business activities currently consist of services and various types of real estate investments. Kennedy-Wilson's segment disclosure with respect to the determination of segment profit or loss and segment assets is based on these services and its various investments.

        SERVICES—Kennedy-Wilson provides a full range of commercial and residential real estate services. These services include property management, leasing, brokerage, asset management, and various other specialized commercial and residential real estate services.

        INVESTMENTS—With joint venture partners and on its own, Kennedy-Wilson invests in commercial and residential real estate which Kennedy-Wilson believes value may be added through Company expertise or opportunistic investing. Kennedy-Wilson's current real estate portfolio focuses on commercial buildings and multiple-family residences.

        Substantially all of the gross revenue—related party revenues were generated via intersegment activity for the six months ended June 30, 2009 and 2008. The amounts representing investments with related parties and non-affiliates are included in the investment segment. No single external customer provided Kennedy-Wilson with 10% or more of its revenues during any period presented in these financial statements.

Kennedy-Wilson, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (Continued)

June 30, 2009 and 2008

(Unaudited)

NOTE 14—SEGMENT INFORMATION (Continued)

        There have been no changes in the basis of segmentation or in the basis of measurement of segment profit or loss since the December 31, 2008 financial statements.

        The following tables summarize Kennedy-Wilson's income activity by segment for the six-month period ended June 30, 2009 and balance sheet data as of June 30, 2009:

	Services	Investments	Corporate	Consolidated
Gross revenue	$8,756,000	$7,546,000	$26,000	$16,328,000
Gross revenue—related party	2,972,000	—	—	2,972,000

Total revenue	$11,728,000	$7,546,000	$26,000	$19,300,000

Net Loss	$741,000	$(1,040,000)	$(4,451,000)	$(4,750,000)

Total assets	$29,831,000	$210,659,000	$42,926,000	$283,416,000

        The following tables summarize Kennedy-Wilson's income activity by segment for the six-month period ended June 30, 2008 and balance sheet data as of December 31, 2008.

	Services	Investments	Corporate	Consolidated
Gross revenue	$8,634,000	$1,012,000	$—	$9,646,000
Gross revenue—related party	6,827,000	—	—	6,827,000

Total revenue	$15,461,000	$1,012,000	$—	$16,473,000

Net Income	$3,725,000	$829,000	$(4,320,000)	$234,000

Total assets	$39,791,000	$175,368,000	$40,724,000	$255,883,000

NOTE 15—INCOME TAXES

        Kennedy-Wilson's effective tax rates for the six months ended June 30, 2009 and 2008 were 31.8% and 44.5%, respectively. Permanent items that impacted Kennedy-Wilson's effective tax rates as compared to the U.S. federal statutory rate of 35% were not materially different in amount during both periods.

NOTE 16—SUBSEQUENT EVENTS

        On September 8, 2009, Kennedy-Wilson entered into an Agreement and Plan of merger (the "merger agreement") by and among Kennedy-Wilson, Prospect and merger Sub, a newly formed and wholly-owned subsidiary of Prospect, pursuant to which merger Sub will merge with and into Kennedy-Wilson, with Kennedy-Wilson continuing as the surviving corporation and a wholly-owned subsidiary of Prospect.

        Pursuant to the merger agreement, common stockholders of Kennedy-Wilson will receive as consideration 3.8031 shares of Prospect common stock for each share of Kennedy-Wilson's common stock outstanding and preferred stockholders will receive as consideration 105.6412 shares of Prospect's common stock for each share of preferred stock outstanding, for an aggregate consideration of 26 million shares of Prospect common stock. In addition, 2.475 million shares of Prospect common stock will be reserved for issuance to employees, nonemployees and management of Kennedy-Wilson pursuant to an equity compensation plan adopted by Prospect's board of directors and submitted to Prospect's stockholders for approval.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PROSPECT ACQUISITION CORP.,

KW MERGER SUB CORP.

AND

KENNEDY-WILSON, INC.

Dated as of September 8, 2009

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER dated as of September 8, 2009 (this "Agreement"), by and among PROSPECT ACQUISITION CORP., a company incorporated under the laws of Delaware ("Prospect"), KW MERGER SUB CORP., a company incorporated under the laws of Delaware and a wholly owned subsidiary of Prospect ("Merger Sub") and KENNEDY-WILSON, INC., a company incorporated under the laws of Delaware ("KW"). Each of the Parties to this Agreement is individually referred to herein as a "Party" and collectively as the "Parties." Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to them in Annex A hereto.

BACKGROUND

        Prospect has formed a wholly owned subsidiary, Merger Sub, solely for the purposes of the merger of Merger Sub with and into KW pursuant to Section 251 of the General Corporation Law of the State of Delaware (the "DGCL"), in which KW will be the surviving corporation (the "Merger").

        The board of directors of KW has declared this Agreement advisable and fair to, and in the best interests of, KW.

        The Merger requires the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock, par value $0.01 per share of KW (the "KW Common Stock") and (ii) the affirmative vote of the holders of a majority of the shares of common stock of Prospect, par value $0.0001 per share (the "Prospect Common Stock") sold in the Prospect Public Offering voted at the Prospect Stockholders' Meeting, provided, that the Merger will only proceed if holders of fewer than 30% of the shares of the Prospect Common Stock sold in the Prospect Public Offering exercise their conversion rights. Prior to the Closing, the holders of the convertible preferred stock of KW (the "KW Preferred Stock" and collectively with the KW Common Stock, the "KW Securities"), will agree to amend the Certificate of Designation of the KW Preferred Stock to provide that, upon the Closing, each share of KW Preferred Stock will be converted into the right to receive shares of Prospect Common Stock at the Preferred Stock Exchange Ratio.

        Concurrently with the execution of this Agreement, Prospect, the Prospect Founders, De Guardiola Advisors, Inc. ("DGA"), De Guardiola Advisors Holdings, Inc. ("DGAH") and KW are entering into a letter agreement, of even date herewith (the "Forfeiture Agreement"), in the form attached hereto as Exhibit A, pursuant to which, subject to the terms and conditions set forth therein (i) the Prospect Founders have agreed to the forfeiture and cancellation of 2.575 million shares of Prospect Common Stock and (ii) Prospect has agreed to issue to DGAH an aggregate of 375,000 shares of Prospect Common Stock upon the closing of the transactions contemplated by this Agreement in satisfaction of an obligation of Prospect under its engagement letter with DGA.

        The parties intend that the Merger contemplated herein constitute a tax-free reorganization with the meaning of Section 368(a) of the Code and hereby adopt this Agreement as a plan of reorganization within the meaning of the Code.

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

The Merger

        Section 1.1    The Merger.    At the Merger Effective Time (as defined in Section 1.2), Merger Sub will be merged with and into KW in accordance with Section 251 of the DGCL and this Agreement, and the separate corporate existence of Merger Sub will thereupon cease. KW (sometimes hereinafter referred to as the "Surviving Corporation") will be the surviving corporation in the Merger. The Merger will have the effects specified in the DGCL. The name of the Surviving Corporation will be Kennedy-Wilson, Inc.

        Section 1.2    Merger Effective Time.    As soon as practicable following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions to the Closing set forth in Article VIII, if this Agreement shall not have been terminated prior thereto as provided in Article X, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") meeting the requirements of Section 251 of the DGCL to be properly executed and filed in accordance with the applicable requirements of the DGCL. The Merger shall become effective at the time designated in the Certificate of Merger as the effective time of the Merger that the Parties shall have agreed upon and designated, or if no such time has been designated, on filing (the "Merger Effective Time").

        Section 1.3    Effect of the Merger.    At the Merger Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Sub and KW shall become the debts, liabilities and duties of the Surviving Corporation.

        Section 1.4    Certificate of Incorporation; By-Laws.    The Certificate of Incorporation of KW in effect immediately prior to the Merger Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with applicable Law. The bylaws of KW in effect immediately prior to the Merger Effective Time shall be the bylaws of the Surviving Corporation, until duly amended in accordance with applicable Law.

        Section 1.5    Directors of Surviving Corporation.    Immediately prior to the Merger Effective Time, one of the directors of KW shall resign. The remaining directors of KW immediately prior to the Merger Effective Time shall be the directors of the Surviving Corporation along with one additional director to be appointed by Prospect, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

        Section 1.6    Officers of Surviving Corporation.    The officers of KW immediately prior to the Merger Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

        Section 1.7    Conversion of Stock in the Merger.    At the Merger Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares:

          (a)   Conversion of KW Securities.    Subject to Section 1.7(f), each share of KW Common Stock issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into the right to receive 3.8031 shares of Prospect Common Stock ("Common Stock Exchange Ratio"). Each share of KW Preferred Stock issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into the right to receive 105.6412 shares of Prospect Common Stock ("Preferred Stock Exchange Ratio," and together with the Common Stock Exchange Ratio, the "Exchange Ratio"). The total number of shares of Prospect Common Stock issued in the Merger as a result of the conversion of the KW Securities into shares of Prospect Common Stock ("Conversion Shares") shall equal 26 million shares, minus any shares of Prospect Common Stock that would otherwise have been issuable to holders of Dissenting Shares had such holders not exercised Dissent Rights, plus the aggregate number of additional shares paid pursuant to Section 1.7(g).

          (b)   Conversion of Merger Sub Shares.    Each issued and outstanding share of the capital stock of Merger Sub shall be converted into and become one fully-paid and nonassessable common share, no par value, of the Surviving Corporation.

          (c)   KW Stock Rights Become Prospect Stock Rights.    All KW Stock Rights then outstanding shall remain outstanding and shall be assumed by Prospect and thereafter become Prospect Stock Rights. Each KW Stock Right by virtue of becoming a Prospect Stock Right shall be exercisable upon the same terms and conditions as in effect immediately prior to the Merger, except that upon the exercise of such Prospect Stock Rights, shares of Prospect Common Stock shall be issuable in lieu of KW Common Stock. The number of shares of Prospect Common Stock issuable upon the exercise of a Prospect Stock Right immediately after the Merger Effective Time and the exercise price of each such Prospect Stock Right shall be equal to the number of shares and price as in effect immediately prior to the Merger Effective Time multiplied by the Common Stock Exchange Ratio (in the case of the number of shares) and the inverse of the Common Stock Exchange Ratio (in the case of the exercise price).

          (d)   KW Securities Become Rights for Prospect Common Stock.    From and after the Merger Effective Time, all of the certificates which immediately prior to that time represented outstanding KW Securities (the "KW Certificates") shall be deemed for all purposes to evidence ownership of, and to represent, the shares of Prospect Common Stock into which such KW Securities have been converted as herein provided. The registered owner on the books and records of the Surviving Corporation or its transfer agent of any such KW Certificate shall have and be entitled to exercise any voting and other rights with respect to and to receive any dividend and other distributions upon the shares of Prospect Common Stock evidenced by such KW Certificate as above provided.

          (e)   No Transfers of Pre-Merger KW Securities.    At or after the Merger Effective Time, there shall be no transfers on the stock transfer books of KW of the KW Securities which were outstanding immediately prior to the Merger Effective Time. If, after the Merger Effective Time, KW Certificates are presented to Prospect, the Surviving Corporation or their respective transfer agent or the Exchange Agent (defined in Section 1.8), the presented KW Certificates shall be cancelled and exchanged for certificates for shares of Prospect Common Stock deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth herein.

          (f)    KW Dissenting Shares.    Notwithstanding any other provisions of this Agreement to the contrary, KW Securities that are outstanding immediately prior to the Merger Effective Time and that are held by stockholders who shall not have voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal ("Dissent Rights") for such shares (collectively, the "Dissenting Shares") in accordance with Section 262 of the DGCL or, if applicable, pursuant to Chapter 13 of the California General Corporation Law (the ("CGCL"), shall not be converted into or represent the right to receive shares of Prospect Common Stock. Such stockholders shall be entitled to receive payment of the appraised value of the Dissenting Shares held by them in accordance with the provisions of said Section 262 or, if applicable, said Chapter 13, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 or, if applicable, such Chapter 13, shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Merger Effective Time, for the right to receive, without any interest thereon, the shares of Prospect Common Stock in the manner provided in subparagraph (a) above.

          (g)   Fractional Shares.    No certificates or scrip representing fractional shares of Prospect Common Stock will be issued in the Merger, but in lieu thereof, the number of shares of Prospect Common Stock to be delivered to each holder of shares of KW Securities shall be rounded up to the nearest whole share.

          (h)   Lost, Stolen or Destroyed Certificates.    In the event any KW Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed certificates upon the making of an affidavit of that fact by the holder thereof, the shares of Prospect Common Stock contemplated to be paid and transferred to the holder of KW Securities represented by such KW Certificates; provided, however, that Prospect may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Prospect with respect to the certificates alleged to have been lost, stolen or destroyed.

          (i)    Withholding Rights.    Each of Prospect, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the number of shares of Prospect Common Stock otherwise deliverable under this Agreement (or any payments made in respect of any Dissenting Shares), such amounts as Prospect, the Surviving Corporation and the Exchange Agent may reasonably determine are required to be deducted and withheld with respect to such delivery and payment under the Code or any provision of state, local, provincial or foreign tax law. To the extent that any amounts are so withheld all appropriate evidence of such deduction and withholding, including any receipts or forms required in order for the Person with respect to whom such deduction and withholding occurred to establish the deduction and withholding and payment to the appropriate authority as being for its account with the appropriate authorities, shall be delivered to the Person with respect to whom such deduction and withholding has occurred, and such withheld amounts shall be treated for all purposes as having been delivered and paid to the Person otherwise entitled to the consideration in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Prospect or the Exchange Agent, at its option, may require any such amounts required to be deducted and withheld from any Prospect Common Stock or payments made in respect of any Dissenting Shares deliverable hereunder to be reimbursed in cash to Prospect or the Exchange Agent, as the case may be, prior to the issuance of such Prospect Common Stock hereunder.

        Section 1.8    Exchange Agent.    As of the Merger Effective Time, Prospect shall enter into an agreement with the transfer agent of Prospect Common Stock (the "Exchange Agent") authorizing such Exchange Agent to act as exchange agent in connection with the Merger. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Prospect Common Stock contemplated to be paid and transferred to the holders of KW Securities hereunder upon surrender of a KW Certificate. Each KW Certificate representing shares of KW Common Stock or KW Preferred Stock shall be deemed at any time after the Merger Effective Time to evidence only the right to receive upon such surrender the consideration described in Section 1.7(a).

        Section 1.9    Closing.    The Closing (the "Closing") of the Merger and the other transactions contemplated hereby shall take place on or prior to November 13, 2009 at the offices of Loeb & Loeb LLP in New York, New York commencing at 9:00 a.m. local time on the third business day following the satisfaction or waiver of all conditions and obligations of the Parties to consummate the transactions contemplated hereby (other than conditions and obligations with respect to the actions that the respective Parties will take at Closing) on such date and at such time as the Parties may mutually determine (the "Closing Date").

        Section 1.10    Further Assurances.    Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the Parties shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may be commercially reasonable, to the extent permitted by law, to fulfill its obligations under this Agreement and to effectuate and consummate the transactions contemplated hereby.

 ARTICLE II

Representations and Warranties of KW

        Subject to the exceptions set forth in the Disclosure Schedule of KW attached hereto as Schedule II (the "KW Disclosure Schedule"), KW represents and warrants to Prospect as of the date hereof and as of the Closing as follows:

        Section 2.1    Corporate Existence and Power.

          (a)   Corporate Existence and Power.    Each of KW and its Subsidiaries is duly organized, validly existing and in good standing (or such analogous concept as shall be applicable in the relevant jurisdiction) under the laws of its jurisdiction of incorporation. Each of KW and its Subsidiaries is duly qualified to do business in each of the jurisdictions in which property owned, leased or operated by it or the nature of the business which it conducts requires qualification, except where the failure to so qualify would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. Each of KW and its Subsidiaries has all requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted and, subject to necessary approvals of the relevant Governmental Authorities, as presently contemplated to be conducted. KW has delivered to Prospect true and complete copies of KW Constituent Instruments.

          (b)   Capital Structure.    The registered capital of KW and the total number of shares and type of all authorized, issued and outstanding capital stock of KW and all shares of capital stock of KW reserved for issuance under KW's various option and incentive plans, are set forth in Section 2.1(b) of the KW Disclosure Schedule and included therein is a list of the record holders of the outstanding shares of capital stock of KW prepared by Mellon Investor Services, LLC, transfer agent for KW, which list indicates the number of KW Securities held by each such record holder. Except as set forth in Section 2.1(b) of the KW Disclosure Schedule: (i) no shares of capital stock or other voting securities of KW are issued, reserved for issuance or outstanding; (ii) all outstanding shares of the capital stock of KW are duly authorized, validly issued, fully paid and nonassessable and are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of KW Constituent Instruments or any Contract to which KW is a party or otherwise bound; (iii) there are no bonds, debentures, notes or other indebtedness of KW having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of the shares of capital stock of KW may vote ("Voting KW Debt"); (iv) there are no options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which KW is a party or is bound (A) obligating KW to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, KW or any Voting KW Debt, (B) obligating KW to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking or (C) giving any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights occurring to holders of the capital stock of KW; (v) as of the date of this Agreement, there are no outstanding contractual obligations of KW to repurchase, redeem or otherwise acquire any shares of KW capital stock; and (vi) there are no arbitrations or litigation proceedings involving KW with respect to the share capital of KW or its Subsidiaries.

        Section 2.2    Authority; Execution and Delivery; Enforceability.    KW has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by KW of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized and approved by the board of directors of KW and no other corporate proceedings on the part of it are necessary to authorize this Agreement and the transactions contemplated hereby (other than the approval of the KW stockholders). All action, corporate and otherwise, necessary to be taken by KW to authorize the execution, delivery and performance of this Agreement, the Transaction Documents and all other agreements and instruments delivered by KW in connection with the transactions contemplated hereby has been duly and validly taken. Each of this Agreement and the Transaction Documents to which KW is a party has been duly executed and delivered by it and constitutes the valid, binding, and enforceable obligation of it, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

        Section 2.3    Subsidiaries.    Section 2.3 of the KW Disclosure Schedule lists, as of the date hereof, all Subsidiaries of KW and indicates as to each the type of entity, its jurisdiction of organization and, its stockholders or other equity holders. Except as set forth in Section 2.3 of the KW Disclosure Schedule, KW does not directly or indirectly own any other equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. Except as set forth in Section 2.3 of the KW Disclosure Schedule, KW is the direct or indirect owner of all outstanding shares of capital stock of its Subsidiaries, and all such shares are duly authorized, validly issued, fully paid and nonassessable and are owned by KW free and clear of all Liens (except for Permitted Liens). There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any Subsidiaries of KW or otherwise obligating any Subsidiaries of KW to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

        Section 2.4    No Conflicts.    The execution and delivery of this Agreement or any of the Transaction Documents by KW and the consummation of the transactions contemplated hereby and compliance with the terms hereof and thereof will not, (a) except as set forth in Section 2.4(a) of the KW Disclosure Schedule, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the assets and properties of KW and its Subsidiaries under, any provision of: (i) any KW Constituent Instrument; or (ii) any Material Contract to which KW or any of its Subsidiaries is a party or to or by which it (or any of its assets and properties) is subject or bound; (b) subject to the filings and other matters referred to in Section 2.5, conflict with any material Judgment or Law applicable to KW and its Subsidiaries, or their respective properties or assets, (c) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to KW or its Subsidiaries; (d) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Contract to which KW or any of its Subsidiaries is a party; (e) cause KW or any of its Subsidiaries to become subject to, or to become liable for the payment of, any Tax; or (f) to KW's knowledge, cause any of the assets owned by KW or any of its Subsidiaries to be reassessed or revalued by any Governmental Authority, except, in the case of clauses (a)(ii), (b), (c), (d), (e) and (f) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on KW.

        Section 2.5    Consents and Approvals.    Except as set forth in Section 2.5 of the KW Disclosure Schedule and except for the KW Stockholder Approval, no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with (each, a "Consent"), or permit from any third party or any Governmental Authority is required to be obtained or made by or with respect to KW, in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, including pursuant to any Material Contract, except for (a) such Consents as may be required under applicable state securities laws and the securities laws of any foreign country; and (b) such other Consents which, if not obtained or made, would not have a Material Adverse Effect on KW and would not prevent, or materially alter or delay, the consummation of any of the transactions contemplated hereby.

        Section 2.6    Financial Statements.

          (a)   KW has delivered to Prospect its audited consolidated financial statements as of and for the fiscal years ended December 31, 2006, 2007 and 2008 and its unaudited consolidated financial statements for the six-month period ended June 30, 2009 (collectively, the "KW Financial Statements") prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated, provided that the financial statements as of and for the six months ended June 30, 2009 are subject to normal year end audit adjustments that are not expected to have a Material Adverse Effect on KW and such statements do not contain notes. The KW Financial Statements fairly present in all material respects the financial condition and operating results, change in stockholders' equity and cash flow of KW and its Subsidiaries, as of the dates, and for the periods, indicated therein, and are accompanied by an unqualified opinion of an internationally recognized and U.S. registered independent public accounting firm qualified to practice before the Public Company Accounting Oversight Board. KW does not have any material liabilities or obligations, contingent or otherwise, other than (a) liabilities incurred in the ordinary course of business subsequent to June 30, 2009, and (b) obligations under contracts and commitments incurred in the ordinary course of business and not required under U.S. GAAP to be reflected in KW Financial Statements, which, in both cases, individually or in the aggregate, would not be reasonably expected to result in a Material Adverse Effect on KW.

          (b)   KW does not have any Off-Balance Sheet Arrangements.

        Section 2.7    Internal Accounting Controls.    KW has implemented and maintains a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (c) access to assets is permitted only in accordance with management's general or specific authorization, and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

        Section 2.8    Absence of Certain Changes or Events.    Except as disclosed in the KW Financial Statements and except for changes as a result of actions taken in the ordinary course of business or pursuant to the terms of this Agreement or the Transaction Documents and the transactions contemplated hereby or thereby, from June 30, 2009 to the date of this Agreement, KW and its Subsidiaries have not taken any action which would result in:

          (a)   any change in the assets, liabilities, financial condition or operating results of KW or any of its Subsidiaries, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect on KW;

          (b)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

          (c)   other than the cancellation of the loan in the aggregate principal amount of $3,543,127, plus accrued interest, to William McMorrow, any waiver or compromise by KW or any of its Subsidiaries of a valuable right or of a material debt owed to it;

          (d)   any material loan, promissory note, mortgage, pledge, transfer of a security interest in, or Lien, created by KW or any of its Subsidiaries, with respect to any of their respective material properties or assets, except for Permitted Liens;

          (e)   any loans or guarantees made by KW or any of its Subsidiaries to or for the benefit of its employees, officers or directors, or any members of their immediate families, in each case, other than travel advances and other advances made in the ordinary course of its business;

          (f)    any declaration, accrual, set aside or payment of dividend or any other distribution of cash or other property or redemption, in respect of any shares of capital stock of KW or any of its Subsidiaries, other than up to $3 million in connection with KW's stock buyback program and any dividend payments on the KW Preferred Stock required by KW's Certificate of Designation for the KW Preferred Stock;

          (g)   any issuance of equity securities to any officer, director or Affiliate, except pursuant to existing KW option plans;

          (h)   any amendment to any KW Constituent Instruments, or any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction involving KW or any of its Subsidiaries; or

          (i)    any negotiations, arrangement or commitment by KW or any of its Subsidiaries to do any of the things described in this Section 2.8.

        Section 2.9    No Undisclosed Liabilities.    Except as set forth in Section 2.9 of the KW Disclosure Schedule, neither KW nor any of its Subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent, including any obligations to issue capital stock or other securities of KW) due after the date hereof, other than (a) those set forth or adequately provided for in the KW Balance Sheet, (b) those incurred in the ordinary course of business and not required to be set forth in the KW Balance Sheet under U.S. GAAP, (c) those incurred in the ordinary course of business since the KW Balance Sheet date and not reasonably likely to result in a Material Adverse Effect to KW, and (d) those incurred in connection with the execution of this Agreement.

        Section 2.10    Litigation.    There is no private or governmental action, suit, inquiry, notice of violation, claim, arbitration, audit, proceeding (including any partial proceeding such as a deposition) or investigation ("Action") pending or to the Knowledge of KW, threatened in writing against or affecting KW, any of its officers or directors (in their capacities as such), any of its Subsidiaries or any of their properties, before or by any Governmental Authority which (a) adversely affects or challenges the legality, validity or enforceability of this Agreement or (b) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect on KW. There is no Judgment imposed upon KW, or to the Knowledge of KW, any of its officers or directors (in their capacities as such), any of its Subsidiaries or any of their respective properties, that would prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that would reasonably be expected to have a Material Adverse Effect on KW. Neither KW nor any of its Subsidiaries nor, to the Knowledge of KW, any director or officer thereof (in his or her capacity as such), is or has been the subject of any Action involving a material claim or material violation of or material liability under the securities laws of any Governmental Authority or a material claim of breach of fiduciary duty.

        Section 2.11    Licenses, Permits, Etc.    KW and its Subsidiaries possess or will possess prior to the Closing all Material Permits. Such Material Permits are described or set forth on Section 2.11 of the KW Disclosure Schedule. True, complete and correct copies of the Material Permits issued to KW and its Subsidiaries have previously been delivered to Prospect. As of the date of this Agreement, all such Material Permits are in full force and effect. Unless otherwise stipulated herein, KW, its Subsidiaries and each of their respective officers, directors, employees, representatives and agents have complied with all terms of such Material Permits, except where instances of such noncompliance, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect on KW.

        Section 2.12    Title to Properties.

          (a)   Real Property.    Section 2.12(a) of the KW Disclosure Schedule contains an accurate and complete list and description of all real properties with respect to which KW directly or indirectly holds a 50% or greater interest (collectively, the "Real Property"). Neither KW nor any of its Subsidiaries is in default under any of the Real Estate Leases and the officers of KW are not aware of any default by any of the lessors thereunder, except any such default that, individually or in the aggregate, have not had and would not be reasonably expected to have, a Material Adverse Effect on KW. Section 2.12(a) of the KW Disclosure Schedule also sets forth a complete list of each Real Estate Lease which involves an annual rental payment of $750,000 or more.

          (b)   Tangible Personal Property.    Except as would not reasonably be expected to have a Material Adverse Effect on KW, KW and its Subsidiaries are in possession of and have good title to, or have valid leasehold interests in or valid contractual rights to use all material tangible personal property used in the conduct of their business, including the tangible personal property reflected in the KW Financial Statements and material tangible personal property acquired since June 30, 2009 (collectively, the "Tangible Personal Property"). All Tangible Personal Property is free and clear of all Liens, other than Permitted Liens, and is in good order and condition, ordinary wear and tear excepted, and its use complies in all material respects with all applicable Laws.

          (c)   Accounts Receivable.    The accounts receivable of KW and each of its Subsidiaries reflected on the KW Financial Statements and created after June 30, 2009 but prior to the Closing Date are bona fide accounts receivable created in the ordinary course of business.

        Section 2.13    Intellectual Property.    KW and its Subsidiaries own or are validly licensing or otherwise have the right to use any patents, trademarks, trade names, service marks, domain names, copyrights, and any applications therefore, trade secrets, computer software programs, and tangible or intangible proprietary information or material which are material to the conduct of their business taken as a whole (the "Intellectual Property Rights"). No claims are pending or, to the Knowledge of KW, threatened in writing that KW or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property Right. To the Knowledge of KW, no Person is infringing the rights of KW or any of its Subsidiaries with respect to any Intellectual Property Right. None of KW or its Subsidiaries has received any notice regarding the infringement, misappropriation or other violation by KW or any of its Subsidiaries of any intellectual property rights of any third party. To the knowledge of KW, neither the conduct of the business of KW or any Subsidiary, nor the provision of services by KW or any Subsidiary has infringed, misappropriated or otherwise violated, or infringes, misappropriates or otherwise violates, any intellectual property rights of any third party.

        Section 2.14    Taxes.    Except as disclosed in Section 2.14 of the KW Disclosure Schedule:

          (a)   KW and its Subsidiaries have timely filed, or have caused to be timely filed on their behalf, all Tax Returns that are or were required to be filed by or with respect to any of them, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements, except to the extent any failure to timely file any Tax Returns, either individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect on KW. All Tax Returns filed by (or that include on a consolidated basis) KW and its Subsidiaries are (and, as to a Tax Return not filed as of the date hereof, and filed on or before the Closing Date, will be) in all respects true, complete and accurate, except to the extent any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect on KW. To the Knowledge of KW, there are no unpaid Taxes claimed to be due by any Governmental Authority in charge of taxation of any jurisdiction, nor any claim for additional Taxes for any period for which Tax Returns have been filed, except to the extent any failure to file or any inaccuracies in any filed Tax returns, individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect on KW.

          (b)   Neither KW nor any of its Subsidiaries has received any written notice that any Governmental Authority will audit or examine (except for any general audits or examinations routinely performed by such Governmental Authorities), seek information with respect to, or make material claims or assessments with respect to any Taxes for any period since January 1, 2004.

          (c)   The KW Financial Statements reflect an adequate reserve, established in in accordance with U.S. GAAP, for all Taxes known to be payable by KW and its Subsidiaries (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all taxable periods and portions thereof through the date of such financial statements. None of KW or its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or similar agreement and KW and its Subsidiaries currently have no material liability, and will not have any material liabilities, for any Taxes of any other Person under any agreement or by the operation of any Law. No deficiency with respect to any Taxes has been proposed, asserted or assessed against KW or its Subsidiaries, except to the extent any such deficiency, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on KW.

          (d)   Neither KW nor any of its Subsidiaries has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

          (e)   There are no Tax Liens upon any of the assets or properties of KW or any of its Subsidiaries, other than with respect to Taxes not yet due and payable.

          (f)    All Taxes required to be withheld, collected or deposited by or with respect to KW and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required, have been paid to the relevant taxing authority.

        Section 2.15    Employment and Employee Benefits Matters.

          (a)   Section 2.15 of the KW Disclosure Schedule sets forth a complete and accurate list of each bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other material plan, arrangement or understanding, including, but not limited to, each employee benefit plan as defined in ERISA Section 3(3), whether or not subject to ERISA, which is maintained by KW or any of its Subsidiaries, which is intended to provide benefits to current or former employees, directors, officers or independent contractors of KW or any of its Subsidiaries and/or their beneficiaries, or for which KW or any of its Subsidiaries has any liability, whether actual or contingent (collectively, the "KW Benefit Plans").

          (b)   KW has delivered to Prospect a true and complete copy of the following documents, to the extent that they are applicable, with respect to each KW Benefit Plan:

              (i)  the current plan document, any related funding agreements (e.g., trust agreements or insurance contracts), and any custodial, administrative, recordkeeping, investment management and other service agreements, including all amendments thereto;

             (ii)  the current summary plan description and all subsequent summaries of material modifications;

            (iii)  the most recent Internal Revenue Service determination letter for each KW Benefit Plan that is intended to qualify for favorable income tax treatment under Code Section 401(a) or 501(c)(9);

            (iv)  the three (3) most recent Form 5500s (including all applicable schedules and the opinions of the independent accountants) that were filed on behalf of the KW Benefit Plan and the three most recent actuarial reports; and

             (v)  any governmental advisory opinions, rulings, compliance statements, closing agreements and similar materials.

          (c)   Except to the extent that any failure to comply would not reasonably be expected to result in material liability to KW, each KW Benefit Plan has at all times been operated in accordance with its terms, and complies currently, and has complied in the past, both in form and in operation, and whether as a matter of substantive law or in order to maintain any intended tax qualification, with all applicable Legal Requirements, including COBRA, ERISA and the Code (including, but not limited to, Section 409A of the Code). All material contributions required to be made to each KW Benefit Plan under the terms of the plan, ERISA, the Code, or any other applicable Legal Requirements have been timely made.

          (d)   The Internal Revenue Service has issued a favorable determination letter with respect to each KW Benefit Plan that is intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (or, where such KW Benefit Plan is based upon a master and prototype or volume submitter form, the sponsor of such form has received a current opinion or advisory letter as to the form upon which KW is entitled to rely under applicable Internal Revenue Service procedures). No event has occurred and no condition has existed which could reasonably be expected to result in any KW Benefit Plan that is intended to qualify under Code Section 401(a) or Section 501(c)(9) to fail to so qualify or which requires or could reasonably be expected to require action under the compliance resolution program of the Internal Revenue Service to preserve its qualification.

          (e)   Other than routine claims for benefits under the KW Benefit Plans and those relating to qualified domestic relations orders, there are no (i) pending or (ii) threatened lawsuits, governmental investigations or other claims against or involving any KW Benefit Plan or any fiduciary (within the meaning of Section 3(21)(A) of ERISA) or service provider of any KW Benefit Plan, in any such case which could reasonably be expected to result in material liability of KW, nor is KW aware of any reasonable basis for any such lawsuit, investigation or claim.

          (f)    No KW Benefit Plan provides (or will provide) medical or other welfare benefits to one or more former employees or independent contractors (including retirees), other then benefits that are required to be provided pursuant to COBRA.

          (g)   No KW Benefit Plan holds any assets that include securities issued by KW or any of its Subsidiaries.

          (h)   KW and its Subsidiaries have not undertaken to maintain any KW Benefit Plan for any period of time and each such plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may imposed by applicable law.

          (i)    No KW Benefit Plan is, and none of KW or any of its Subsidiaries or ERISA Affiliates maintains or contributes to, or has within the last six years maintained or contributed to, or has any liability, whether actual or contingent, under, a plan subject to Title IV of ERISA or to the minimum funding requirements of Section 302 of ERISA or Section 412 of the Code. No KW Benefit Plan is or was within the last six years a multiemployer plan, as defined in Section 3(37) of ERISA, or a multiple employer plan, as described in Code Section 413(c) or ERISA Sections 4063 or 4064, and neither KW nor any of its Subsidiaries or ERISA Affiliates have within the last six years contributed to or had an obligation to contribute to any such plan. None of the KW Benefit Plans are part of, or have at any time been part of, a multiple employer welfare arrangement, as that term is defined in ERISA Section 3(40).

          (j)    Except as disclosed in Section 2.15(j) of the KW Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not alone trigger any severance or termination agreements or arrangements between KW or any of its Subsidiaries and any of their respective current or former employees, officers or directors. Except as disclosed in Section 2.15(j) of the KW Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will alone result in, cause the funding, accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee of KW or any of its Subsidiaries. Except as disclosed in Section 2.15(j) of the KW Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will alone result in excess parachute payments (within the meaning of Code Section 280G). Since June 30, 2009, there has not been any adoption or amendment in any material respect of any KW Benefit Plan.

          (k)   There are no collective bargaining or other labor union agreements to which KW or any of its Subsidiaries is a party or by which it is bound; (ii) no labor dispute exists or, to the Knowledge of KW, is imminent with respect to the employees of KW or any of its Subsidiaries; (iii) there is no strike, work stoppage or other labor dispute involving KW or any of its Subsidiaries pending or, to the Knowledge of KW, threatened; (iv) no complaint, charge or Actions by or before any Governmental Authority brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees is pending or threatened in writing against KW or any of its Subsidiaries; (v) no material grievance is pending or threatened in writing against KW or any of its Subsidiaries; (vi) neither KW nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authorities relating to employees or employment practices; and (vii) except to the extent that any such failure to comply would not reasonably be expected to result in material liability of KW, KW and its Subsidiaries have complied in all material respects with all applicable Legal Requirements relating to employment, employment termination, equal employment opportunity, nondiscrimination, nonharassment, nonretaliation, immigration, wages and other compensation, penalties, hours, benefits, workers' compensation, collective bargaining, the payment of social security and similar taxes, occupational safety and health, lay offs, and plant closings.

        Section 2.16    Transactions with Affiliates and Employees.    Except as disclosed in the KW Financial Statements or in Section 2.16 of the KW Disclosure Schedule, none of the officers, directors or employees of KW is presently a party, directly or indirectly, to any transaction with KW or any of its Subsidiaries that is required to be disclosed under Rule 404(a) of Regulation S-K (other than for services as employees, officers and directors), including any Contract providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the Knowledge of KW, any entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

        Section 2.17    Insurance.    KW has previously made available to Prospect, prior to the date of this Agreement, true and correct schedules summarizing the terms of all contracts of insurance or indemnification to which KW or any of its Subsidiaries is a party, each of which is listed in Section 2.17 of the KW Disclosure Schedule. All such insurance policies are in full force and effect, all premiums due thereon have been paid and, to the Knowledge of KW, KW and each Subsidiary has complied with the material provisions of such policies. Neither KW nor any such Subsidiary has been advised of any defense to coverage in connection with any claim to coverage asserted or noticed by KW or any such Subsidiary under or in connection with any of their extant insurance policies. KW and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged and in the geographic areas where any of them engages in such businesses. KW and its Subsidiaries have no reason to believe that KW or its Subsidiaries will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their business on terms consistent with market for KW's or any of its Subsidiaries' respective lines of business.

        Section 2.18    Material Contracts.

          (a)   KW is not in material violation of or in material default under (nor does there exist any condition which upon the passage of time or the giving of notice would cause such a violation of or default under) any Material Contract to which it or any of its Subsidiaries is a party or by which they or any of their respective properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on KW; and, to the Knowledge of KW, no other Person has violated or breached, or committed any default under, any Material Contract, except for violations, breaches and defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on KW.

          (b)   Each Material Contract is listed in Section 2.18 of the KW Disclosure Schedule and was previously provided to Prospect (provided that Prospect acknowledges that KW has listed debt instruments for only five of the properties in which it has an interest) and has provided all of the guarantees by KW of debt relating to properties in which it has an interest. Assuming due authorization and execution by the other parties thereto, each Material Contract is a legal, valid and binding agreement, and is in full force and effect, and (i) neither KW nor any of its Subsidiaries is in breach or default of any Material Contract to which it is a party in any material respect; (ii) to the Knowledge of KW, no event has occurred or circumstance has existed that (with or without notice or lapse of time), will or would reasonably be expected to, (A) contravene, conflict with or result in a violation or breach of, or become a default or event of default under, any provision of any Material Contract; (B) permit KW or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Material Contract; (iii) neither KW nor any of its Subsidiaries has received written notice of any proposed cancellation, revocation or termination of any Material Contract to which it is a party; and (iv) there are no renegotiations of, or attempts to renegotiate, any material terms of any Material Contract. Since June 30, 2009, neither KW nor any of its Subsidiaries has received any written notice regarding any actual or possible violation or breach of, or default under, any Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on KW.

        Section 2.19    Compliance with Applicable Laws.    To the Knowledge of KW, KW and its Subsidiaries are in compliance with all applicable Laws, including those relating to occupational health and safety and the environment, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on

KW. Neither KW nor any of its Subsidiaries has received any written communication during the past two (2) years from a Governmental Authority alleging that KW or any such Subsidiary is not in compliance in any material respect with any applicable Law. This Section 2.19 does not relate to matters with respect to Taxes, which are the subject of Section 2.14.

        Section 2.20    Foreign Corrupt Practices.    None of KW or any of its Subsidiaries, nor any of their respective Representatives, has, in the course of its actions for, or on behalf of, KW or any of its Subsidiaries, directly or indirectly, (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any Governmental Authority or any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA"); or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment in connection with the operations of KW or any such Subsidiary to any foreign or domestic government official or employee, except, in the case of clauses (a) and (b) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on KW.

        Section 2.21    Money Laundering Laws.    KW and its Subsidiaries have conducted their business at all times in compliance with money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority (collectively, the "Money Laundering Laws") and no proceeding involving KW with respect to the Money Laundering Laws is pending or, to the Knowledge of KW, was threatened in writing.

        Section 2.22    Governmental Inquiry.    Neither KW nor any of its Subsidiaries has received any material written inspection report, questionnaire, inquiry, demand or request for information from a Governmental Authority.

        Section 2.23    Records.    The books of account, minute books and shareholder records of KW and its Subsidiaries made available to Prospect are complete and accurate in all material respects, and there have been no material transactions involving KW or any of its Subsidiaries which are required to be set forth therein and which have not been so set forth.

        Section 2.24    Brokers; Schedule of Fees and Expenses.    Except as set forth in Section 2.24 of the KW Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with this Agreement or the transactions based upon arrangements made by or on behalf of KW or any of its Subsidiaries.

        Section 2.25    OFAC.    None of KW, any director or officer of KW, or, to the Knowledge of KW, any agent, employee, affiliate or Person acting on behalf of KW is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and KW has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

        Section 2.26    Environmental Matters.    To the Knowledge of KW, each of KW and its Subsidiaries is, and at all times has been, in substantial compliance with, and has not been and is not in material violation of or subject to any material liability under, any Environmental Law, and no proceeding involving KW or its Subsidiaries with respect to any Environmental Law is pending or, to the

Knowledge of KW, has been threatened in writing. Except as listed on Schedule 2.26, KW has not (i) entered into any indemnification arrangements relating to Environmental Laws, or (ii) reserved any amounts on its balance sheet for violations of Environmental Laws. KW and its Subsidiaries are in compliance with the material terms of any settlements or other accommodations relating to Environmental Laws entered into with respect to any real property owned directly or indirectly by KW or its Subsidiaries.

        Section 2.27    Board Approval.    The Board of Directors of KW (including any required committee or subgroup of the KW Board of Directors) has, as of the date of this Agreement, (i) adopted resolutions approving the Merger and setting forth the terms and conditions thereof, and declared the advisability of and approved this Agreement and the transactions contemplated hereby and (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of KW.

        Section 2.28    Proxy Statement/Prospectus.    The information to be supplied in writing by KW for inclusion in Prospect's proxy statement/prospectus (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus"), which shall be included in Prospect's Registration Statement on Form S-4 (the "Registration Statement") shall not at the time the Proxy Statement/Prospectus is first mailed, at the time of the Prospect Stockholders' Meeting and at the time of the filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the Closing, any event relating to KW, any of its Subsidiaries or their respective officers or directors should be discovered by KW which should be set forth in a supplement to the Proxy Statement/Prospectus, KW shall promptly inform Prospect. Notwithstanding the foregoing, KW makes no representation or warranty with respect to any information supplied by Prospect or any Person other than KW which is contained in the Proxy Statement/Prospectus.

        Section 2.29    Tax Representations Regarding Tax-Free Reorganization.

          (a)   Immediately following the Merger, KW will hold at least seventy percent (70%) of the fair market value of its net assets and at least ninety percent (90%) of the fair market value of its gross assets that it held immediately prior to the Merger. For purposes of this representation, amounts paid by KW to dissenters, amounts paid by KW to stockholders who receive cash or other property, amounts used by KW to pay expenses incurred in connection with the Merger, and all redemptions and distributions (other than regular, normal dividends) made by KW are included as assets of KW immediately prior to the Merger.

          (b)   KW has no plan or intention to issue additional shares of its stock that would result in Prospect losing control of KW within the meaning of Section 368(c) of the Code. At the time of the Merger, KW will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in KW that, if exercised or converted, would affect Prospect's acquisition of control of KW as defined in Section 368(c) of the Code.

          (c)   KW is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

          (d)   KW is not under the jurisdiction of the court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

 ARTICLE III

Representations and Warranties of Prospect

        Except as set forth in the Disclosure Schedule of Prospect attached hereto as Schedule III (the "Prospect Disclosure Schedule"), Prospect represents and warrants to KW as follows:

        Section 3.1    Capital Structure.

          (a)   Section 3.1(a) of the Prospect Disclosure Schedule sets forth, as of the date hereof, the share capitalization of Prospect and Merger Sub and all the outstanding options, warrants or rights to acquire any share capital of Prospect and Merger Sub. Other than as set forth in Section 3.1(a) of the Prospect Disclosure Schedule: (i) there are no options, warrants or other rights outstanding which give any Person the right to acquire any share capital of Prospect or Merger Sub or to subscribe to any increase of any share capital of Prospect or Merger Sub; and (ii) there are no disputes, arbitrations or litigation proceedings involving Prospect or Merger Sub with respect to the share capital of Prospect or Merger Sub.

          (b)   Except as set forth in Section 3.1(b) of the Prospect Disclosure Schedule: (i) no shares of capital stock or other voting securities of Prospect or Merger Sub were issued, reserved for issuance or outstanding and there have not been any issuances of capital securities or options, warrants or rights to acquire the capital securities of Prospect or Merger Sub; (ii) all outstanding shares of the capital stock of Prospect and Merger Sub are, and all such shares that may be issued prior to the date hereof will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Prospect Constituent Instruments (as defined in Section 3.2) or any Contract to which Prospect or Merger Sub is a party or otherwise bound; and (iii) there are no outstanding contractual obligations of Prospect or Merger Sub to repurchase, redeem or otherwise acquire any shares of capital stock of Prospect or Merger Sub.

          (c)   Except as set forth in Section 3.1(c) of the Prospect Disclosure Schedule, as of the date of this Agreement: (i) there are no bonds, debentures, notes or other indebtedness of Prospect or Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Prospect Common Stock may vote ("Voting Prospect Debt"); and (ii) there are no options, warrants, rights, convertible or exchangeable securities, "phantom" stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Prospect or Merger Sub is a party or by which it is bound (A) obligating Prospect or Merger Sub to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, Prospect or Merger Sub or any Voting Prospect Debt, or (B) obligating Prospect or Merger Sub to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.

        Section 3.2    Organization and Standing.    Each of Prospect and Merger Sub is duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Prospect and Merger Sub is duly qualified to do business in each of the jurisdictions in which the property owned, leased or operated by Prospect or Merger Sub or the nature of the business which it conducts requires qualification, except where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect on Prospect. Each of Prospect and Merger Sub has the requisite power and authority to own, lease and operate its tangible assets and properties and to carry on its business as now being conducted and, subject to necessary approvals of the relevant Governmental Authorities, as presently contemplated to be conducted. Prospect has delivered to KW true and complete copies of the certificate of incorporation of Prospect and Merger Sub, as amended to the date of this Agreement and the bylaws of Prospect and Merger Sub, as amended to the date of this Agreement (the "Prospect Constituent Instruments").

        Section 3.3    Authority; Execution and Delivery; Enforceability.    Each of Prospect and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a Party and to consummate the transactions contemplated hereby. The execution and delivery by Prospect of this Agreement and the consummation by Prospect and Merger Sub of the transactions contemplated hereby have been duly authorized and approved by the Prospect Board and no other corporate proceedings on the part of Prospect and Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby. Other than the Prospect Stockholder Approval, all action, corporate and otherwise, necessary to be taken by Prospect and Merger Sub to authorize the execution, delivery and performance of this Agreement, the Transaction Documents and all other agreements and instruments delivered by Prospect and Merger Sub in connection with the transactions contemplated hereby has been duly and validly taken. Each of this Agreement and the Transaction Documents to which Prospect and Merger Sub is a Party has been duly executed and delivered by Prospect and Merger Sub and constitutes the valid, binding, and enforceable obligation of Prospect and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar laws of general application now or hereafter in effect affecting the rights and remedies of creditors and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

        Section 3.4    No Subsidiaries or Equity Interests.    Neither Prospect nor Merger Sub owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person other than Prospect's ownership interest in Merger Sub prior to the Merger Effective Time.

        Section 3.5    No Conflicts.    Except as set forth in Section 3.5 of the Prospect Disclosure Schedule, the execution and delivery of this Agreement or any of the Transaction Documents by Prospect and Merger Sub and the consummation of the transactions and compliance with the terms hereof and thereof will not, (a) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien (other than a Permitted Lien) upon any of the assets and properties of Prospect and Merger Sub under, any provision of: (i) any Prospect Constituent Instrument; (ii) any Prospect Material Contract (as defined in Section 3.21 hereof) to which Prospect or Merger Sub is a party or to or by which it (or any of its assets and properties) is subject or bound; or (iii) any Material Permit; (b) subject to the filings and other matters referred to in Section 3.6, conflict with any material Judgment or Law applicable to Prospect or Merger Sub, or its properties or assets; (c) result in any suspension, revocation, impairment, forfeiture or nonrenewal of any Permit applicable to Prospect or Merger Sub; (d) terminate or modify, or give any third party the right to terminate or modify, the provisions or terms of any Prospect Material Contract; or (e) cause any of the assets owned by Prospect or Merger Sub to be reassessed or revalued by any Governmental Authority, except, in the case of clauses (a)(ii), (a)(iii), (b), (c), (d) and (e) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Prospect.

        Section 3.6    Consents and Approvals.    Except as set forth in Section 3.6 of the Prospect Disclosure Schedule, no consent of, or registration, declaration or filing with, or permit from, any Governmental Authority is required to be obtained or made by or with respect to Prospect or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as provided in Section 1.2; (ii) the filing with, clearance and declaration of effectiveness by the SEC of the Registration Statement and the Prospect Stockholder Approvals and the approval of the Prospect Warrant Agreement Amendment at the Prospect Warrant holders Meeting; (iii) consents, waivers, approvals, orders, authorizations, registrations, declarations, notices and filings required under the HSR Act and other applicable antitrust or competition Laws, if any; (iv) the filing of a Form 8-K with the SEC within four (4) business days after the execution of this Agreement and of the Closing Date; (v) any filings as required under applicable securities laws of the United States and the securities laws of any foreign country; (vi) any filing required by the AMEX; and (vii) the procurement of such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Prospect and would not prevent, or materially alter or delay, consummation of any of the transactions contemplated hereby.

        Section 3.7    SEC Documents.    Prospect has filed all reports, schedules, forms, statements and other documents required to be filed by Prospect with the SEC since November 13, 2007, pursuant to Sections 13(a), 14(a) and 15(d) of the Exchange Act (the "Prospect SEC Documents"). As of its respective filing date, each Prospect SEC Document complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to such Prospect SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent that information contained in any Prospect SEC Document has been revised or superseded by a later filed Prospect SEC Document, none of the Prospect SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Prospect included in the Prospect SEC Documents (the "Prospect Financial Statements") comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with U.S. GAAP (except, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial position of Prospect as of the dates thereof and the results of its operations and cash flows as at the respective dates of and for the periods referred to in such financial statements (subject, in the case of unaudited financial statements, to normal year-end audit adjustments and the omission of notes to the extent permitted by Regulation S-X of the SEC).

        Section 3.8    Internal Accounting Controls.    Prospect maintains a system of internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management's general or specific authorizations, (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (c) access to assets is permitted only in accordance with management's general or specific authorization, and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Prospect's officers have established disclosure controls and procedures for Prospect and designed such disclosure controls and procedures to ensure that material information relating to Prospect is made known to the officers by others within those entities. Prospect's officers have evaluated the effectiveness of Prospect's controls and procedures and there is no material weakness, significant deficiency or control deficiency, in each case as such term is defined in Public Company Accounting Oversight Board Auditing Std. No. 2. Since June 30, 2009, there have been no significant changes in Prospect's internal controls or, to Prospect's Knowledge, in other factors that could significantly affect Prospect's internal controls.

        Section 3.9    Absence of Certain Changes or Events.    Except as disclosed in Section 3.9 of the Prospect Disclosure Schedule, from the date of the most recent audited financial statements included in the filed Prospect SEC Documents to the date of this Agreement, there has not been:

          (a)   any change in the assets, liabilities, financial condition or operating results of Prospect, except changes in the ordinary course of business that have not caused, in the aggregate, a Material Adverse Effect on Prospect;

          (b)   any material change in any compensation arrangement or agreement with any employee, officer, director or stockholder;

          (c)   any resignation or termination of employment of the Chief Executive Officer, Chief Financial Officer, President or the Secretary of Prospect;

          (d)   any waiver or compromise by Prospect or Merger Sub of a valuable right or material debt owed to it;

          (e)   any loan, promissory note, mortgage, pledge, transfer of a security interest in, or Lien, created by Prospect or Merger Sub, with respect to any of its material properties or assets, except for Permitted Liens;

          (f)    any loans or guarantees made by Prospect or Merger Sub to or for the benefit of its employees, officers or directors, or any members of their immediate families, or any material loans or guarantees made by Prospect or Merger Sub to or for the benefit of any of its employees or any members of their immediate families, in each case, other than travel advances and other advances made in the ordinary course of its business;

          (g)   any declaration, setting aside or payment of a dividend or other distribution in respect of any of Prospect or Merger Sub's capital stock, or any direct or indirect redemption, purchase, or other acquisition of any of such stock by Prospect or Merger Sub;

          (h)   any issuance of equity securities to any officer, director or affiliate, except pursuant to existing Prospect option plans;

          (i)    any amendment to the Prospect Constituent Instruments, or any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction involving Prospect or Merger Sub; or

          (j)    any negotiations, arrangement or commitment by Prospect to take any of the actions described in this Section 3.9.

        Section 3.10    Undisclosed Liabilities.    Except as set forth in Section 3.10 of the Prospect Disclosure Schedule, Prospect has no material liabilities or obligations of any nature matured or unmatured, fixed or contingent, including any obligations to issue capital stock or other securities of Prospect) due after the date hereof, other than (a) those set forth or adequately provided for in the most recent balance sheet included in the Prospect Financial Statements or (b) those not required to be set forth on a balance sheet of Prospect or in the notes thereto under U.S. GAAP.

        Section 3.11    Litigation.    As of the date hereof, there is no Action which (a) adversely affects or challenges the legality, validity or enforceability of this Agreement or (b) could, if there were an unfavorable decision, individually or in the aggregate, have or reasonably be expected to result in a Material Adverse Effect on Prospect. Neither Prospect, Merger Sub, nor any director or officer thereof (in his or her capacity as such) is or has been the subject of any Action involving a claim or violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.

        Section 3.12    Compliance with Applicable Laws.    Except as set forth in Section 3.12 of the Prospect Disclosure Schedule, each of Prospect and Merger Sub is in compliance with all applicable Laws, including those relating to occupational health and safety and the environment, except for instances of noncompliance that, individually and in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Prospect. Except as set forth in Section 3.12 of the Prospect Disclosure Schedule, Prospect has not received any written communication during the past two (2) years from a Governmental Authority alleging that Prospect is not in compliance in any material respect with any applicable Law.

        Section 3.13    Sarbanes-Oxley Act of 2002.    Prospect is in material compliance with all provisions of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") applicable to it as of the date hereof and as of the Closing. There has been no change in Prospect's accounting policies since inception except as described in the notes to the Prospect Financial Statements. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since inception, was accompanied by the certifications required to be filed or submitted by Prospect's chief executive officer and chief financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true and accurate and materially complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder. Neither Prospect, nor, to the Knowledge of Prospect, any Representative of Prospect, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Prospect or its internal accounting controls, including any complaint, allegation, assertion or claim that Prospect has engaged in questionable accounting or auditing practices, except for (a) any complaint, allegation, assertion or claim as has been resolved without any resulting change to Prospect's accounting or auditing practices, procedures methodologies or methods of Prospect or its internal accounting controls, and (b) questions regarding such matters raised and resolved in the ordinary course of business in connection with the preparation and review of Prospect's financial statements and periodic reports. To the Knowledge of Prospect, no attorney representing Prospect, whether or not employed by Prospect, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Prospect or any of its officers, directors, employees or agents to the Prospect Board or any committee thereof or to any director or officer of Prospect. To the Knowledge of Prospect, no employee of Prospect has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable law.

        Section 3.14    Certain Registration Matters.    Except as specified in Section 3.14 of the Prospect Disclosure Schedule, and except for registration rights granted in connection with the Prospect Public Offering, Prospect has not granted or agreed to grant to any Person any rights (including "piggy-back" registration rights) to have any securities of Prospect registered with the SEC or any other Governmental Authority that have not been satisfied.

        Section 3.15    Brokers' and Finders' Fees.    Except as specified in Section 3.15 of the Prospect Disclosure Schedule, neither Prospect nor Merger Sub has incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any Transaction.

        Section 3.16    Records.    The books of account, minute books and shareholder records of Prospect and Merger Sub are complete and accurate in all material respects, and there have been no material transactions involving Prospect or Merger Sub which are required to be set forth therein and which have not been so set forth.

        Section 3.17    Board Approval.    The Prospect Board (including any required committee or subgroup of the Prospect Board) has, as of the date of this Agreement, (i) adopted resolutions approving the Merger and setting forth the terms and conditions thereof, and declared the advisability of and approved this Agreement and the transactions contemplated hereby, (ii) determined that the transactions contemplated hereby are in the best interests of the stockholders of Prospect, and (iii) determined that the fair market value of KW is equal to at least 80% of the balance in the Trust Fund (excluding deferred underwriting discounts and commissions).

        Section 3.18    AMEX.    The Prospect Common Stock and Warrants are quoted on the AMEX. There is no Action pending or, to the Knowledge of Prospect, threatened against Prospect by AMEX with respect to any intention by such entities to prohibit or terminate the quotation of such securities on the AMEX. The Prospect Common Stock and Prospect Warrants are registered pursuant to Section 12(b) of the Exchange Act, and Prospect has taken no action designed to, or which is likely to have the effect of, terminating the registration of such securities under the Exchange Act nor has Prospect received any notification that the SEC is contemplating terminating such registration.

        Section 3.19    Trust Fund.    Section 3.19 of the Prospect Disclosure Schedule sets forth as of June 30, 2009 the dollar amount (including an accrual for the earned but uncollected interest thereon) held in the trust account established in connection with Prospect's Public Offering for the benefit of its public shareholders (the "Trust Fund") for use by Prospect in connection with a business combination as set forth in the Prospect Constituent Instruments. Section 3.19 of the Prospect Disclosure Schedule sets forth as of June 30, 2009 the dollar amount of the Trust Fund that represents deferred underwriting commissions which will be paid to the underwriters of the Prospect Public Offering at the Closing.

        Section 3.20    Transactions with Affiliates and Employees.    Except as set forth in Section 3.20 of the Prospect Disclosure Schedule, none of the officers or directors of Prospect and, to the Knowledge of Prospect, none of the employees of Prospect is presently a party to any transaction with Prospect that is required to be disclosed under Rule 404(a) of Regulation S-K (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the Knowledge of Prospect, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner.

        Section 3.21    Material Contracts.

          (a)   Prospect has made available to KW, prior to the date of this Agreement, true, correct and complete copies of each material contract which would be considered a material contract pursuant to Item 601(b)(10) of Regulation S-K or pursuant to which Prospect receives or pays amounts in excess of $100,000 (each a "Prospect Material Contract"). A list of each such Prospect Material Contract is set forth on Section 3.21 of the Prospect Disclosure Schedule. As of the date of this Agreement, Prospect is not in violation of or in default under (nor does there exist any condition which upon the passage of time, the giving of notice or both would cause such a violation of or default under) any Prospect Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Prospect; and, to the Knowledge of Prospect, as of the date of this Agreement, no other Person has violated or breached, or committed any default under, any Prospect Material Contract, except for violations, breaches and defaults that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Prospect.

          (b)   Except as would not reasonably be expected to have a Material Adverse Effect on Prospect, each Prospect Material Contract is a legal, valid and binding agreement, and is in full force and effect, and (i) Prospect is not in breach or default of any Prospect Material Contract in any material respect; (ii) no event has occurred or circumstance has existed that (with or without notice or lapse of time), will or would reasonably be expected to, (A) contravene, conflict with or result in a violation or breach of, or become a default or event of default under, any provision of any Prospect Material Contract; (B) permit Prospect or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate or modify any Prospect Material Contract; or (iii) Prospect has not received notice of the pending or threatened cancellation, revocation or termination of any Prospect Material Contract to which it is a party. Since June 30, 2009, Prospect has not received any notice or other communication regarding any actual or possible violation or breach of, or default under, any Prospect Material Contract, except in each such case for defaults, acceleration rights, termination rights and other rights that have not had and would not reasonably be expected to have a Material Adverse Effect on Prospect.

        Section 3.22    Taxes.    Except as disclosed in Schedule 3.22 of the Prospect Disclosure Schedule:

          (a)   Prospect has timely filed, or has caused to be timely filed on its behalf, all Tax Returns that are or were required to be filed by it pursuant to applicable Legal Requirements, except to the extent any failure to timely file any Tax Returns, either individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect on Prospect. All such Tax Returns are (and, as to a Tax Return not filed as of the date hereof, and filed on or before the Closing Date, will be) in all respects true, complete and accurate, except to the extent any inaccuracies in any filed Tax Returns, individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect on Prospect. To the Knowledge of Prospect, there are no unpaid Taxes claimed to be due by any Governmental Authority in charge of taxation of any jurisdiction, nor any claim for additional Taxes for any period for which Tax Returns have been filed, except to the extent any failure to file or any inaccuracies in any filed Tax returns, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Prospect.

          (b)   Prospect has not received any written notice that any Governmental Authority will audit or examine (except for any general audits or examinations routinely performed by such Governmental Authorities), seek information with respect to, or make material claims or assessments with respect to any Taxes for any period. Prospect has made available to KW copies of all Tax Returns, examination reports, and statements of deficiencies filed by, assessed against or agreed to by Prospect since its inception.

          (c)   The Prospect Financial Statements reflect an adequate reserve, established in accordance with U.S. GAAP, for all Taxes known to be payable by Prospect (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items) for all taxable periods and portions thereof through the date of such financial statements. Prospect is neither a party to nor is it bound by any Tax indemnity, Tax sharing or similar agreement and Prospect currently has no material liability, and will not have any material liabilities for any Taxes of any other Person under any agreement or by the operation of any Law. No deficiency with respect to any Taxes has been proposed, asserted or assessed against Prospect, except to the extent any such deficiency, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on Prospect.

          (d)   Prospect has not executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.

          (e)   There are no Tax Liens upon any of the assets or properties of Prospect, other than with respect to Taxes not yet due and payable.

          (f)    All Taxes required to be withheld, collected or deposited by or with respect to Prospect have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

          (g)   Prospect has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

        Section 3.23    Foreign Corrupt Practices.    Neither Prospect nor Merger Sub, nor, to Prospect's Knowledge, any Representative of Prospect or Merger Sub has, in the course of its actions for, or on behalf of, Prospect (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the FCPA; or (d) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee, except, in the case of clauses (a) and (b) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on Prospect.

        Section 3.24    Money Laundering Laws.    The operations of Prospect are and have been conducted at all times in compliance with Money Laundering Laws and no proceeding involving Prospect with respect to the Money Laundering Laws is pending or, to the Knowledge of the officers of Prospect, is threatened.

        Section 3.25    OFAC.    None of Prospect, Merger Sub, any director or officer of Prospect or Merger Sub, or, to the Knowledge of Prospect or Merger Sub, any agent, employee, affiliate or Person acting on behalf of Prospect or Merger Sub is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC; and neither Prospect nor Merger Sub has not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC in the last five (5) fiscal years.

        Section 3.26    Proxy Statement/Prospectus.    None of the information in the Proxy Statement/Prospectus or incorporated by reference therein will, at the time the Proxy Statement/Prospectus is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (provided that Prospect shall not be responsible for the accuracy or completeness of any information relating to KW or its Subsidiaries or any information furnished by them in writing for inclusion in the Proxy Statement/Prospectus). If any information is discovered or any event occurs, or any change occurs with respect to the other information included in the Proxy Statement/Prospectus which is required to be described in an amendment of, or a supplement to, the Proxy Statement/Prospectus so that such document does not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, Prospect shall notify KW promptly of such event.

        Section 3.27    Tax Representations Regarding Tax-Free Reorganization.

          (a)   Merger Sub was organized solely for purposes of the Merger. Merger Sub has no assets or liabilities and has not conducted any business.

          (b)   Merger Sub is wholly owned by Prospect and will continue to be wholly owned by Prospect through the Merger Effective Time.

          (c)   Prospect does not own any stock in KW and has not owned any stock in KW in the last five (5) years.

          (d)   Neither Prospect nor any person related to Prospect within the meaning of Treasury Regulation Section 1.368-1(e) has any plan or intention to redeem or acquire any of the Prospect Common Stock issued to KW stockholders in the Merger.

          (e)   Prospect has no plan or intention to liquidate KW, to merge KW with or into another corporation, to sell or otherwise dispose of the stock of KW except for transfers of stock described in Treasury Regulation Section 1.368-2(k), or to cause KW to sell or otherwise dispose of any of its assets except for dispositions made in the ordinary course of business or transfers of assets to a qualified group or qualified partnership within the meaning of and in accordance with Treasury Regulation Section 1.368-1(d)(4).

          (f)    Following the Merger, KW will continue its historic business or continue to use a significant portion of its historic business assets in a business within the meaning of Treasury Regulation Section 1.368-1(d).

          (g)   Prospect is not an investment company as defined in Section 368(a)(2)(F)(iii) and (iv) of the Code.

ARTICLE IV

Conduct Prior To The Closing

        Section 4.1    Covenants of KW.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, KW agrees that KW and its Subsidiaries shall (i) use commercially reasonable efforts to (except to the extent expressly contemplated by this Agreement or as consented to in writing by Prospect) carry on their businesses in the ordinary course in substantially the same manner as heretofore conducted, to pay debts and Taxes when due (subject to good faith disputes over such debts or Taxes), to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact their present business organizations, and (ii) use their commercially reasonable efforts consistent with past practice to keep available the services of their present executive officers and directors to preserve their relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with them, in each case, to the end that there shall not be a Material Adverse Effect in their ongoing businesses as of the Closing Date. KW agrees to promptly notify Prospect of any material event or occurrence not in the ordinary course of business that would have or reasonably be expected to have a Material Adverse Effect on KW. Without limiting the generality of the foregoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except as otherwise expressly permitted by or provided for in this Agreement, KW shall not take, allow, cause or permit any of the following actions to occur with respect to KW without the prior written consent of Prospect, which consent shall not be unreasonably delayed or withheld:

          (a)   Charter Documents.    Cause or permit any amendments to any of the KW Constituent Instruments or any other equivalent organizational documents, except for such amendments made pursuant to a Legal Requirement or as contemplated by this Agreement;

          (b)   Accounting Policies and Procedures.    Change any material method of accounting or accounting principles or practices by KW, except for any such change made pursuant to a Legal Requirement or by a change in U.S. GAAP;

          (c)   Dividends; Changes in Capital Stock.    Except for the payment of quarterly dividends on the KW Preferred Stock in an amount and a manner consistent with past practices, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

          (d)   Material Contracts.    Enter into any new Material Contract, or violate, amend or otherwise modify or waive any of the terms of any existing Material Contract, other than in the ordinary course of business consistent with past practice;

          (e)   Issuance of Securities.    Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

          (f)    Indebtedness.    Except in its ordinary course of business, issue or sell any debt securities or guarantee any debt securities of others in excess of $10,000,000;

          (g)   Dispositions.    Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole, except in the ordinary course of business consistent with past practice;

          (h)   Taxes.    Make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to KW or any of its Subsidiaries, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to KW or any of its Subsidiaries, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax;

          (i)    New Line of Business.    Enter into any new line of business;

          (j)    Liquidation.    Adopt a plan or effect any complete or partial liquidation or adopt resolutions providing for or authorizing such liquidation or adopt a plan of or effect any dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

          (k)   Officers and Employees.    (1) Increase the wages, salaries, bonus, compensation or other benefits of any of its officers or employees (other than non-material increases granted to retain employees, other than officers, who have been offered employment by another Person) or enter into, establish, amend or terminate any KW Benefit Plan or, except as contemplated by this Agreement, enter into any other employment, consulting, retention, change in control, collective bargaining, bonus or incentive compensation, profit sharing, health, welfare, stock option, equity, pension, retirement, vacation, severance, termination, deferred compensation or other compensation or benefit plan, policy, agreement, trust, fund or other arrangement with, for or in respect of any officer, director or employee other than as required by applicable Law or pursuant to the terms of agreements in effect on the date of this Agreement or in the ordinary course of business consistent with past practice with its employees (other than officers), (2) hire any employees except in the ordinary course of business consistent with past practice or (3) fail to make contributions to any KW Benefit Plan in accordance with the terms thereof or with past practice;

          (l)    Material Adverse Effect.    Take or omit to take any action, the taking or omission of which could reasonably be expected to have a Material Adverse Effect on KW; and

          (m)  Other.    Agree in writing or otherwise to take any of the actions described in Section 4.1(a) through (l) above.

        Section 4.2    Covenants of Prospect.    During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, Prospect agrees that Prospect shall (i) use commercially reasonable efforts, and cause Merger Sub to use commercially reasonable efforts, to (except to the extent expressly contemplated by this Agreement or as consented to in writing by KW), carry on its business in the ordinary course in substantially the same manner as heretofore conducted, to pay debts and Taxes when due (subject to good faith disputes over such debts or taxes), to pay or perform other obligations when due, and to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organizations and (ii) use its commercially reasonable efforts consistent with past practice to keep available the services of its present officers, directors and employees and to preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, in each case to the end that there shall not be a Material Adverse Effect in its ongoing business as of the Closing Date. Prospect agrees to promptly notify KW of any material event or occurrence not in the ordinary course of its business and of any event that would have a Material Adverse Effect on Prospect. Without limiting the generality of the forgoing, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing Date, except as listed on Section 4.2 of the Prospect Disclosure Schedule or as otherwise expressly permitted by or provided for in this Agreement, Prospect shall not do, allow, cause or permit any of the following actions to occur without the prior written consent of KW, which consent shall not be unreasonably delayed or withheld:

          (a)   Charter Documents.    Cause or permit any amendments in any of their constituent instruments except for such amendments required by any Legal Requirement or the rules and regulations of the SEC or AMEX or as are contemplated by this Agreement (or such other applicable national securities exchange);

          (b)   Accounting Policies and Procedures.    Change any method of accounting or accounting principles or practices by Prospect, except for any such change made pursuant to a Legal Requirement or by a change in U.S. GAAP;

          (c)   Dividends; Changes in Capital Stock.    Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, cancel or agree to cancel shares of its capital stock or repurchase, agree to repurchase or otherwise acquire or agree to acquire, directly or indirectly, any of its securities;

          (d)   Material Contracts.    Enter into any new Prospect Material Contract, or violate, amend or otherwise modify or waive any of the terms of any existing Prospect Material Contract, other than in the ordinary course of business consistent with past practice;

          (e)   Issuance of Securities.    Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

          (f)    Indebtedness.    Issue or sell any debt securities or guarantee any debt securities of others;

          (g)   Dispositions.    Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole, except in the ordinary course of business consistent with past practice;

          (h)   Taxes.    Make or change any Tax election, change an annual accounting period, adopt or change any accounting method with respect to Taxes, file any amended Tax Return, enter into any closing agreement, settle or compromise any proceeding with respect to any Tax claim or assessment relating to Prospect, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to Prospect, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax.

          (i)    New Line of Business.    Enter into any new line of business;

          (j)    Liquidation.    Adopt a plan or effect any complete or partial liquidation or adopt resolutions providing for or authorizing such liquidation or adopt a plan of or effect any dissolution, merger, consolidation, restructuring, recapitalization or reorganization;

          (k)   SEC Reports.    Fail to timely file or furnish to or with the SEC all reports, schedules, forms, statements and other documents required to be filed or furnished (except those filings by affiliates of Prospect required under Section 13(d) or 16(a) of the Exchange Act provided their failure to file such documents does not have a Material Adverse Effect on Prospect or the ability of Prospect to consummate the transactions contemplated hereby); and

          (l)    Other.    Agree in writing or otherwise to take any of the actions described in Sections 4.2(a) through (k) above.

        Section 4.3    No Shop; Non-Solicit.

          (a)   From and after the date hereof until the earlier of the (i) termination of this Agreement in accordance with its terms or (ii) the Merger Effective Time ("Exclusivity Period"): (A) Prospect shall not, and shall cause its stockholders and Representatives (collectively, with Prospect, the "Prospect Group") not to enter into any written agreement with any other person or entity (whether or not such written agreement is absolute, contingent or conditional) regarding a Prospect Third Party Acquisition other than the transactions contemplated by this Agreement, (B) Prospect shall not and shall cause the other members of the Prospect Group not to solicit, offer, initiate, knowingly encourage, conduct or seek to engage in any discussions, investigations or negotiations or enter into any agreement with any other person or entity (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) regarding a Prospect Third Party Acquisition and (C) Prospect agrees that during the Exclusivity Period it shall promptly, after obtaining knowledge thereof, advise KW of any inquiry or proposal regarding a Prospect Third Party Acquisition that is received by any member of the Prospect Group, including the terms of the proposal and the identity of the inquirer or offeror; and

          (b)   During the Exclusivity Period: (A) KW shall not, and shall cause its stockholders and Representatives (collectively, with KW, the "KW Group") not to enter into any written agreement with any other person or entity (whether or not such written agreement is absolute, contingent or conditional) regarding a KW Third Party Acquisition other than the transactions contemplated by this Agreement, (B) KW shall not and shall cause the other members of the KW Group not to solicit, offer, initiate, knowingly encourage, conduct or seek to engage in any discussions, investigations or negotiations or enter into any agreement or understanding with any other person or entity (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) regarding a KW Third Party Acquisition, other than the transactions contemplated in this Agreement; and (C) KW agrees that during the Exclusivity Period it shall promptly, after obtaining knowledge thereof, advise Prospect of any inquiry or proposal regarding a KW Third Party Acquisition that is received by any member of the KW Group, including the terms of the proposal and the identity of the inquirer or offeror.

 ARTICLE V

Additional Covenants of KW

        Section 5.1    Access to Information.    Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which KW is subject, between the date of this Agreement and the Closing Date, subject to Prospect's undertaking to use its commercially reasonable efforts to keep confidential and protect the Trade Secrets of KW and its Subsidiaries against any disclosure, KW and its Subsidiaries shall permit, upon reasonable request, Prospect and its Representatives access at dates and times agreed upon by the applicable entity and Prospect, to all of the books and records of KW and its Subsidiaries which Prospect determines are necessary for the preparation and amendment of the Proxy Statement/Prospectus and such other filings or submissions in accordance with SEC rules and regulations as are necessary to consummate the transactions contemplated hereby and as are necessary to respond to requests of the SEC staff, Prospect's accountants and relevant Governmental Authorities; provided, however, that Prospect may make a disclosure otherwise prohibited by this Section 5.1 if required by applicable law or regulation or regulatory, administrative or legal process (including, without limitation, by oral questions, interrogatories, requests for information, subpoena of documents, civil investigative demand or similar process) or the rules and regulations of the SEC or any stock exchange having jurisdiction over Prospect. In the event that Prospect or any of its Representatives is requested or required to disclose any Trade Secrets of KW or its Subsidiaries as provided in the proviso in the immediately preceding sentence, Prospect shall provide KW and its Subsidiaries with immediate written notice of any such request or requirement so that KW and is Subsidiaries may seek a protective order or other appropriate remedy.

        Section 5.2    Insurance.    Through the Closing Date, KW shall cause KW and its Subsidiaries to maintain insurance policies providing insurance coverage for the businesses in which KW and its Subsidiaries are engaged and the assets and properties of KW and its Subsidiaries of the kinds, in the amounts and against the risks as are commercially reasonable for such businesses and risks covered and for the geographic areas where KW and its Subsidiaries engage in such businesses.

        Section 5.3    Fulfillment of Conditions.    KW shall use its commercially reasonable efforts, and shall cause its Subsidiaries to use their commercially reasonable efforts, to fulfill the conditions specified in Article VIII to the extent that the fulfillment of such conditions is within their control. The foregoing obligation includes (a) executing and delivering documents necessary or desirable to consummate the transactions contemplated hereby, (b) engaging in a road show, at mutually agreed times and places, to seek the approval of the transactions, and (c) taking or refraining from such actions as may be necessary to fulfill such conditions (including using their commercially reasonable efforts to conduct their respective businesses in such manner that on the Closing Date the representations and warranties of the each of KW contained herein shall be accurate as though then made, except as contemplated by the terms hereof).

        Section 5.4    Disclosure of Certain Matters.    From the date hereof through the Closing Date, KW shall give Prospect prompt written notice of any event or development that occurs that (a) is of a nature that, individually or in the aggregate, would have or reasonably be expected to have a Material Adverse Effect on KW, or (b) would require any amendment or supplement to the Proxy Statement/Prospectus.

        Section 5.5    Regulatory and Other Authorizations; Notices and Consents.

          (a)   KW shall use its commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of Governmental Authorities and all material Consents that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Transaction Documents including the consents set forth on Section 5.5 of the KW Disclosure Schedule ("Required Consents") will cooperate with Prospect in promptly seeking to obtain all such Required Consents (and in such regard use commercially reasonable efforts to cause the relevant Governmental Authorities to permit Prospect and/or its counsel to participate in the conversation and correspondence with such Governmental Authorities together with KW's counsel).

          (b)   KW shall give promptly such notices to third parties under any Material Contract.

          (c)   KW shall use its commercially reasonable efforts to obtain, prior to the date of the mailing of the Proxy Statement/Prospectus, all necessary approvals from holders of KW Securities for the Merger, including the KW Stockholder Approvals.

          (d)   KW shall promptly notify Prospect if KW determines that it may be unable to obtain a Required Consent prior to November 13, 2009.

        Section 5.6    Related Taxes.    From the date hereof through the Closing Date, each of KW and its Subsidiaries, consistent with past practice, shall (i) duly and timely file all Tax Returns and other documents required to be filed by it with applicable Governmental Authorities, the failure to file of which could have a Material Adverse Effect on KW, subject to extensions permitted by law and properly granted by the appropriate authority; provided, that KW shall (i) promptly notify Prospect that any of KW and its Subsidiaries is availing itself of such extensions, and (ii) pay all Taxes shown as due on such Tax Returns.

        Section 5.7    Proxy Statement/Prospectus.    KW shall use commercially reasonable efforts to provide promptly to Prospect such information concerning the business affairs and consolidated financial statements of KW and any required financial statements of its Subsidiaries as may reasonably be required for inclusion in the Proxy Statement/Prospectus and shall direct that its counsel cooperate with Prospect's counsel in the preparation of the Proxy Statement/Prospectus and shall request the cooperation of KW's auditors in the preparation of the Proxy Statement/Prospectus.

        Section 5.8    Employment Agreements.    KW will enter into amended employment agreements with each of William McMorrow, Mary Ricks and Donald Herrema substantially in the forms attached hereto as Exhibits B-1, B-2 and B-3, respectively.

        Section 5.9    Lock-Up Agreements.    Each of those Persons listed in Section 5.9 of the KW Disclosure Schedule will enter into a lock-up agreement substantially in the form of Exhibit C attached hereto.

        Section 5.10    No Claim Against Trust Fund.    Notwithstanding anything else in this Agreement, KW acknowledges that it has read Prospect's final prospectus dated November 14, 2007 and understands that Prospect has established the Trust Fund for the benefit of Prospect's public stockholders and that, subject to the limited exceptions described therein, Prospect may disburse monies from the Trust Fund only (a) to Prospect's public stockholders in the event they elect to convert their shares into cash in accordance with Prospect's certificate of incorporation and/or the liquidation of Prospect or (b) to Prospect after it consummates a business combination. KW further acknowledges that, if the transactions contemplated by this Agreement, or, upon termination of this Agreement, another business combination, are not consummated by November 14, 2009, Prospect shall be obligated to return to its public stockholders the amounts being held in the Trust Fund. Accordingly, KW, for itself and each of its Subsidiaries, hereby waives all rights, title, interest or claim of any kind against Prospect to collect from the Trust Fund any monies that may be owed to them by Prospect or KW for any reason, including but not limited to a breach of this Agreement by Prospect or any negotiations, agreements or understandings with Prospect (whether in the past, present or future), and shall not seek recourse against the Trust Fund at any time for any reason other than a breach by Prospect of Section 4.3 hereof. This paragraph shall survive this Agreement and shall not expire and may not be altered in any way without the express written consent of Prospect. Notwithstanding the foregoing, KW does not waive a claim for damages, not to exceed $10 million, against Prospect if such damages arise from Prospect's breach of Section 4.3 hereof.

ARTICLE VI

Additional Covenants of Prospect

        Section 6.1    Proxy Statement/Prospectus Filing, SEC Filings and Special Meeting.

          (a)   Prospect shall cause a meeting of its stockholders (the "Prospect Stockholders' Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting on the adoption and approval of, among others, this Agreement and the transactions contemplated hereby. Prospect shall cause a meeting of the holders of Prospect Warrants (the "Prospect Warrant holders Meeting") to be duly called and held as soon as reasonably practicable for the purpose of voting to approve the Prospect Warrant Agreement Amendment. The board of directors of Prospect shall recommend to its stockholders and the holders of Prospect Warrants that they vote in favor of the adoption of such matters. In connection with the Prospect Stockholders' Meeting and the Prospect Warrant holders Meeting, Prospect (a) shall use commercially reasonable efforts to file with the SEC as promptly as practicable the Proxy Statement/Prospectus, (b) upon receipt of approval from the SEC, will mail to its stockholders and the holders of Prospect Warrants the Proxy Statement/Prospectus and other proxy materials, (c) will use commercially reasonable efforts to obtain the necessary approvals by its stockholders of this Agreement and the transactions contemplated hereby, (d) will use commercially reasonable efforts to obtain the necessary approvals by the holders of Prospect Warrants of the Warrant Agreement Amendment and (e) will otherwise comply with all Legal Requirements applicable to the Prospect Stockholders' Meeting and the Prospect Warrant holders Meeting.

          (b)   Prospect shall timely provide to KW all correspondence received from and to be sent to the SEC and shall not file any amendment to the filings with the SEC without (i) providing KW the opportunity to review and comment on any responses to the SEC and (ii) the prior consent of KW, which consent shall not be unreasonably delayed or withheld. In addition, Prospect shall use commercially reasonable efforts to cause the SEC to permit KW and/or its counsel to participate in the SEC conversations on issues related to Prospect's SEC filings together with Prospect's counsel.

        Section 6.2    Fulfillment of Conditions.    From the date hereof to the Closing Date, Prospect shall use its commercially reasonable efforts to fulfill the conditions specified in Article VIII. The foregoing obligation includes, without limitation, (a) executing and delivering documents necessary or desirable to consummate the transactions contemplated hereby, (b) engaging in a road show, at mutually agreed to times and places, to seek the approval of the transactions contemplated hereby, and (c) taking or refraining from taking such actions as may be necessary to fulfill such conditions (including using its commercially reasonable efforts to conduct the business of Prospect in such manner that on the Closing Date the representations and warranties of Prospect contained herein shall be accurate as though then made).

        Section 6.3    Disclosure of Certain Matters.    From the date hereof through the Closing Date, Prospect shall give KW prompt written notice of any event or development that occurs that (a) is of a nature that, individually or in the aggregate, would have or reasonably be expected to have a Material Adverse Effect on Prospect, or (b) would require any amendment or supplement to the Proxy Statement/Prospectus.

        Section 6.4    Regulatory and Other Authorizations; Notices and Consents.    Prospect shall use its commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all Governmental Authorities that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Transaction Documents to which it is a party and shall cooperate fully with KW in promptly seeking to obtain all such authorizations, consents, orders and approvals (and in such regard use commercially reasonable efforts to cause the relevant Government Authorities to permit KW and/or its counsel to participate in the conversation and correspondence with such Government Authorities together with Prospect's counsel). Subsequent to the Closing, Prospect shall use commercially reasonable efforts to inform former market-makers in KW Common Stock of the Closing and that trades should no longer be made in KW Common Stock.

        Section 6.5    Related Taxes.    From the date hereof through the Closing Date, Prospect, consistent with past practice, shall (i) duly and timely file all Tax Returns and other documents required to be filed by it with applicable Governmental Authorities, the failure to file of which could have a Material Adverse Effect on Prospect, subject to extensions permitted by law and properly granted by the appropriate authority; provided, that Prospect shall (i) promptly notify KW that Prospect is availing itself of such extensions, and (ii) pay all Taxes shown as due on such Tax Returns.

        Section 6.6    Valid Issuance of Prospect Common Stock.    Prospect shall ensure that the authorized share capital of Prospect be sufficient to enable Prospect to issue the Prospect Common Stock in the Merger and to meet its obligations under the Prospect Stock Rights issued and outstanding as of such time. At the Closing, the shares of Prospect Common Stock to be issued in the Merger hereunder will be duly authorized, validly issued, fully paid and nonassessable and will have been issued in compliance with all applicable federal and state securities laws.

        Section 6.7    Securities Purchases.    Prospect agrees, either itself or through any affiliate, that it shall not, without the prior written consent of KW, purchase, agree to purchase or otherwise acquire or agree to acquire, directly or indirectly, any of Prospect's securities other than in accordance with the terms of the Transaction Documents.

        Section 6.8    Management Incentive Plan.    Prior to Closing, Prospect shall adopt an equity incentive plan ("Management Incentive Plan"), for the issuance of up to 4.0 million shares of Prospect Common Stock (the "Management Incentive Shares") and, at the Closing, Prospect shall grant awards under the Management Incentive Plan for the aggregate number of Management Incentive Shares to key employees of the Surviving Corporation in the amounts and upon terms and conditions to be mutually agreed upon between Prospect and KW.

        Section 6.9    Director and Officer Liability.    Prospect shall, or shall cause the Surviving Corporation, to do the following:

          (a)   For six years after the Merger Effective Time, the Surviving Corporation shall provide each current and former director and officer of Prospect (collectively, the "Indemnified D&Os") with "tail" insurance (to the extent available in the market) in respect of acts or omissions occurring prior to the Merger Effective Time covering each such Person on terms with respect to coverage and amount not materially less favorable than those currently covered by Prospect's officers' and directors' liability insurance policy, provided that the premium for such coverage will not exceed $200,000 (the "Tail Coverage Amount"). Without limiting the generality of the foregoing (and not withstanding any other provision of this Agreement), prior to the Merger Effective Time, and with the prior consent of Prospect, KW and Prospect shall be entitled to obtain prepaid insurance policies providing for the coverage contemplated by this Section 6.9 with annual premiums not to exceed the Tail Coverage Amount. If such prepaid policies are obtained prior to the Merger Effective Time, Prospect shall not cancel such policies or permit such policies to be cancelled. Notwithstanding the foregoing, neither Prospect nor the Surviving Corporation shall be required to pay annual premiums for such policy in excess of the Tail Coverage Amount and, in the event any future annual premiums for such policy exceeds such amount, Prospect or the Surviving Corporation will be entitled to reduce the amount of coverage that can be obtained for an annual premium equal to the Tail Coverage Amount.

          (b)   For six years after the Merger Effective Time, maintain in effect the provisions in its certificate of incorporation and bylaws providing for indemnification of such Persons with respect to the facts or circumstances occurring at or prior to the Merger Effective Time to the fullest extent permitted from time to time under the DGCL, which provisions shall not be amended except as required by changes in Law or except to make changes permitted by Law that would enlarge the scope of such Persons' indemnification rights thereunder.

          (c)   The provisions of this Section 6.9 (i) are intended to be for the benefit of, and will be enforceable by, each Indemnified D&O, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Prospect and the Surviving Corporation under this Section 6.9 shall not be terminated or modified in such a manner as to adversely affect the rights of any indemnified party to whom this Section 6.9 applies unless (x) such termination or modification is required by applicable Law or (y) the affected indemnified party shall have consented in writing to such termination or modification.

ARTICLE VII

Additional Agreements and Covenants

        Section 7.1    Disclosure Schedules.    Each of the Parties shall, as of the Closing Date, have the obligation to supplement or amend its respective Disclosure Schedules being delivered concurrently with the execution of this Agreement and annexes and exhibits hereto with respect to any matter hereafter arising or discovered which resulted in, or could reasonably be expected to result in a Material Adverse Effect on such Party. The obligations of the Parties to amend or supplement their respective Disclosure Schedules being delivered herewith shall terminate on the Closing Date. Notwithstanding any such amendment or supplementation, the representations and warranties of the Parties shall be made with reference to the Disclosure Schedules as they exist at the time of execution of this Agreement.

        Section 7.2    Confidentiality.    Between the date hereof and the Closing Date, each of Prospect and KW shall hold and shall cause its Affiliates and Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law or by the rules and regulations of, or pursuant to any agreement, rules or regulations of, the relevant stock exchange or trading system, all documents and information concerning the other Party furnished to it by such other Party or its Representatives in connection with the transactions contemplated hereby, except to the extent that such information can be shown to have been (a) previously known by the Party to which it was furnished with no obligation of confidentiality, (b) in the public domain through no fault of such Party, or (c) later lawfully acquired by the Party to which it was furnished from other sources, which source is not an Affiliate or Representative of the other Party, and each Party shall not release or disclose such information to any other Person, except its Affiliates and Representatives in connection with this Agreement. Each Party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other Party in connection with the transactions contemplated hereby, if it exercises the same care as it takes to preserve confidentiality for its own similar information. For the avoidance of doubt, any disclosure of information required to be included by Prospect or KW in their respective filings with the SEC as required by applicable Laws will not be a violation of this Section 7.2 provided that the other Party was given notice of such disclosure prior to its release and did not object to its release.

        Section 7.3    Public Announcements.    From the date of this Agreement until the Closing or termination of this Agreement, Prospect and KW shall cooperate in good faith to jointly prepare all press releases and public announcements pertaining to this Agreement and the transactions contemplated hereby, and neither of them shall issue or otherwise make any public announcement or communication pertaining to this Agreement or the transactions contemplated hereby without the prior consent of Prospect (in the case of KW) or KW (in the case of Prospect), except as required by applicable Law or by the rules and regulations of, or pursuant to any agreement, rules or regulations of, the relevant stock exchange or trading system. Each Party will not unreasonably withhold approval from the other with respect to any press release or public announcement. If any Party determines with the advice of counsel that it is required to make this Agreement and the terms of the transactions contemplated hereby public or otherwise issue a press release or make public disclosure with respect thereto, it shall, at a reasonable time before making any public disclosure, consult with the other Parties regarding such disclosure, seek such confidential treatment for such terms or portions of this Agreement or the transactions contemplated hereby as may be reasonably requested by the other Parties and disclose only such information as is legally compelled to be disclosed. This provision will not apply to communications by any Party to its Representatives.

        Section 7.4    HSR.    If required pursuant to the HSR Act, as promptly as practicable after the date of this Agreement, Prospect and KW shall each prepare and file the notification required of it thereunder in connection with the transactions contemplated hereunder and shall promptly and in good faith respond to all information requested of it by the Federal Trade Commission and Department of Justice in connection with such notification and otherwise cooperate in good faith with each other and such Governmental Authorities. Prospect and KW shall (a) promptly inform the other of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the transactions contemplated hereunder, (b) give the other prompt notice of the commencement of any action, suit, litigation, arbitration, proceeding or investigation by or before any Governmental Authority with respect to such transactions, and (c) keep the other reasonably informed as to the status of any such action, suit, litigation, arbitration, proceeding or investigation. Each of Prospect and KW shall pay one-half of the filing fees with respect to the notifications required under the HSR Act.

        Section 7.5    Fees and Expenses.    Except as provided in Section 7.4, in the event that there is no Closing of the transactions contemplated by this Agreement, all fees and expenses incurred in connection with this Agreement shall be paid by the Party incurring such fees or expenses.

        Section 7.6    Reporting.    From and after the date of this Agreement, each of the Parties will, and will cause its Affiliates to, (i) act in a manner consistent with the treatment of the Merger contemplated by this Agreement as a reorganization under Section 368(a) of the Code and (ii) consistently take the position on all Tax Returns, before any taxing authority, and in any judicial proceeding, that the Merger contemplated by this Agreement qualifies as a reorganization under Section 368(a) of the Code.

        Section 7.7    Counsel Tax Letters.    Prospect and KW will each use its reasonable best efforts to cause its respective counsel to provide it with an opinion with respect to certain statements of United States federal income tax law as set forth in the Proxy Statement/Prospectus under the caption "Material United States Federal Income Tax Consequences of the Merger" (the "Proxy Statement/Prospectus Tax Section"). In the case of the opinion provided by KW's counsel, such opinion shall be subject to the assumptions, limitations and qualifications stated in such opinion and in the Proxy Statement/Prospectus Tax Section, and shall relate to the statements made in the Proxy Statement/Prospectus Tax Section regarding the United States federal income tax consequences of the Merger to United States holders (as such term is defined in the Proxy Statement/Prospectus Tax Section) of KW Securities. In the case of the opinion provided by Prospect's counsel, such opinion shall be subject to the assumptions, limitations and qualifications stated in such opinion and in the Proxy Statement/Prospectus Tax Section, and shall relate to the statements made in the Proxy Statement/Prospectus Tax Section regarding the United States federal income tax consequences of the Merger to Prospect and to United States holders of Prospect Common Stock. Each of the Parties, to the extent reasonably requested by counsel for a Party, shall timely provide to such requesting counsel, to the extent possible, reasonable and customary tax representations in connection with the United States federal income tax consequences of the Merger that are described in the Proxy Statement/Prospectus Tax Section.

 ARTICLE VIII

Conditions to Closing

        Section 8.1    KW Conditions Precedent.    The obligations of KW to enter into and complete the Closing are subject, at the option of KW, to the fulfillment on or prior to the Closing Date of the following conditions by Prospect, any one or more of which may be waived by KW in writing:

          (a)   Representations and Covenants.    The representations and warranties of Prospect contained in this Agreement shall be true on and as of the Closing Date, except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on Prospect (disregarding for purposes of determining a Material Adverse Effect for purposes of this Section 8.1(a) any materiality qualifier set forth in Prospect's representations and warranties), and Prospect shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

          (b)   Litigation.    No action, suit or proceeding shall have been instituted before any court or governmental or regulatory body or instituted by any Governmental Authorities (i) to restrain, modify or prevent the carrying out of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with the transactions contemplated by this Agreement, or (ii) which has or may have, in the reasonable opinion of KW, a Material Adverse Effect on Prospect.

          (c)   Filing of Proxy Statement/Prospectus; Effectiveness of Registration Statement.    Prospect shall have filed the definitive Proxy Statement/Prospectus with the SEC and mailed it to Prospect's stockholders. The SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the Knowledge of Prospect or KW, be threatened by the SEC.

          (d)   Approval by Prospect's Stockholders.    (i) The Merger and this Agreement shall have been approved by the affirmative vote of the holders of a majority of the shares of Prospect Common Stock sold in the Prospect Public Offering voted at the meeting in accordance with Prospect Constituent Instruments, (ii) a majority of the issued and outstanding shares of Prospect Common Stock shall have approved an amendment to Prospect's certificate of incorporation in the form attached as Exhibit D, (iii) to the extent required, a majority of the shares of Prospect Common Stock present or represented by proxy shall have approved the issuance to the holders of KW Securities of the Prospect Common Stock to be issued hereunder, and (iv) the aggregate number of shares of Prospect Common Stock held by public stockholders of Prospect who exercise their redemption rights with respect to their Prospect Common Stock in accordance with the Prospect Constituent Instruments shall not constitute thirty percent (30%) or more of the Prospect Common Stock sold in the Prospect Public Offering (collectively, the approvals described in clauses (i)-(iv), the "Prospect Stockholder Approvals").

          (e)   Approval by KW's Stockholders.

              (i)  The Merger shall have been approved by a majority of the issued and outstanding KW Common Stock in accordance with Section 251 of the DGCL and other applicable laws, and this Agreement shall have been approved by the affirmative vote of the holders of a majority of the shares of KW Common Stock in accordance with KW Constituent Instruments (the "KW Common Approvals").

             (ii)  Prior to the Closing Date, the Certificate of Designation of the KW Preferred Stock, shall have been amended pursuant to a majority vote of the holders of the KW Preferred Stock such that each share of KW Preferred Stock issued and outstanding immediately prior to the Merger Effective Time shall be automatically converted into the right to receive shares of Prospect Common Stock at the Preferred Stock Exchange Ratio (the "KW Preferred Approval" and, collectively with the KW Common Approvals, the "KW Stockholder Approvals").

          (f)    No Material Adverse Effect.    Since the date of this Agreement, there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect on Prospect.

          (g)   Amendment of Warrants.    The holders of Prospect Warrants shall have approved the Prospect Warrant Agreement Amendment.

          (h)   Notice to Trustee.    Prospect shall have delivered to the trustee of the Trust Fund instructions to disburse on the Closing Date the monies in the Trust Fund in accordance with the documents governing the Trust Fund.

          (i)    Transaction Documents.    Prospect shall have executed and delivered each of the Transaction Documents to which it is a party.

          (j)    Merger Documents.    Merger Sub shall have executed and delivered the Certificate of Merger to be filed in accordance with the DGCL as of the Merger Effective Time.

          (k)   Resignations.    Effective as of the Closing, the directors and officers of Prospect who are not continuing as directors or officers of Prospect after the Closing shall have resigned and the copies of the resignation letters of such directors and officers shall have been delivered to Prospect, stating, among others, that they shall have no claim for employment compensation in any form from Prospect except for any reimbursement of outstanding expenses existing as of the date of such resignation.

          (l)    Opinion.    KW shall have received the legal opinion of Bingham McCutchen LLP as to corporate matters which opinions shall be in form and substance reasonably satisfactory to KW.

          (m)  Officer's Certificate.    KW shall have received a certificate from Prospect, signed by an authorized officer, certifying that the attached copies of the Prospect Constituent Instruments and resolutions of the Prospect Board approving the Agreement and the transactions contemplated hereby are all true, complete and correct and remain in full force and effect.

          (n)   Compliance Certificate.    KW shall have received a certificate from Prospect signed by an authorized officer, certifying that the conditions specified in Section 8.1(a), (b) and (f) have been fulfilled.

          (o)   Certificate of Good Standing.    KW shall have received a certificate of good standing under the applicable Law for Prospect.

          (p)   Injunctions or Restraints on Conduct of Business.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Prospect's conduct or operation of the business of Prospect following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Authority, domestic or foreign, seeking the foregoing be pending.

          (q)   Completion of the Merger and Conversion.    The Merger shall have become effective under the DGCL.

          (r)   Governmental Approvals.    Each of KW and Prospect shall have timely obtained from each Governmental Authority all approvals, waivers and consents, if any, necessary for consummation of or in connection with this Agreement and the transactions contemplated hereby, and the waiting period under the HSR Act shall have lapsed.

          (s)   SEC Reports.    Each of Prospect or Merger Sub, as appropriate, shall have filed all reports and other documents required to be filed by it under the U.S. federal securities laws through the Closing Date.

          (t)    Transaction Documents.    The Transaction Documents shall have been executed and delivered by Prospect.

          (u)   SEC Actions.    No formal or informal SEC investigation or proceeding shall have been initiated by the SEC against Prospect or any of its officers or directors.

          (v)   AMEX Listing.    Prospect shall have maintained its status as a company whose common stock and warrants are listed on AMEX and no reason shall exist as to why such status shall not continue immediately following the Closing.

          (w)  Prospect Founder Forfeited Shares.    The Prospect Founders will have delivered certificates representing 2.575 million shares of Prospect Common Stock duly endorsed in blank with executed blank stock powers pursuant to the terms of the Forfeiture Agreement.

          (x)   Trust Fund Minimum.    Upon the Closing, Prospect will have available for use by the Surviving Corporation, after taking into account all expenses and liabilities of Prospect and KW and other payments ("Trust Fund Expenses") required to be made by Prospect and KW at or immediately after the Closing, a minimum of (i) $75,000,000, plus (ii) and amount equal to (x) the number of shares of Prospect Common Stock which would have been issuable pursuant to Dissenting Shares if such Dissenting Shares had not exercised dissenter's rights, multiplied by (y) $37.00, up to a maximum of $11,370,026. Trust Fund Expenses does not include (a) amounts paid to KW officers and directors in connection with the Merger and (b) any KW debt that is accelerated by the failure of KW to obtain a Consent.

        Section 8.2    Prospect Conditions Precedent.    The obligations of Prospect to enter into and complete the Closing are subject, at the option of Prospect, to the fulfillment on or prior to the Closing Date of the following conditions by KW, any one or more of which may be waived by Prospect in writing (subject to the limitation set forth in Section 8.2(r)):

          (a)   Representations and Covenants.    The representations and warranties of KW contained in this Agreement shall be true on and as of the Closing Date, except where the failure of such representations or warranties to be so true and correct, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on KW (disregarding for purposes of determining a Material Adverse Effect for purposes of this Section 8.2(a) any materiality qualifier set forth in KW's representations and warranties), and KW shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with it on or prior to the Closing Date.

          (b)   Litigation.    No action, suit or proceeding (i) shall have been instituted before any court or governmental or regulatory body or instituted by any Governmental Authorities to restrain, modify or prevent the carrying out of the transactions contemplated by this Agreement, or to seek damages or a discovery order in connection with such transactions, or (ii) has or may have, in the reasonable opinion of Prospect, a Material Adverse Effect on KW.

          (c)   Effectiveness of Registration Statement.    The SEC shall have declared the Registration Statement effective and no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued by the SEC and no proceeding for that purpose shall have been initiated or, to the Knowledge of Prospect or KW, be threatened by the SEC.

          (d)   Approval by Prospect's Stockholders.    Prospect Stockholder Approvals shall have been obtained.

          (e)   Approval by KW's Stockholders.    The KW Stockholder Approvals shall have been obtained.

          (f)    No Material Adverse Effect.    Since the date of this Agreement, there shall not have been any occurrence, event, change, effect or development that, individually or in the aggregate, has had or is reasonably expected to have a Material Adverse Effect on KW.

          (g)   Amendment of Warrants.    The holders of Prospect Warrants shall have approved the Prospect Warrant Agreement Amendment.

          (h)   Employment Agreements.    KW and each of the employees named in Section 5.8 shall have entered into the employment agreements contemplated by Section 5.8.

          (i)    Transaction Documents.    KW shall have executed and delivered each of the Transaction Documents to which it is a party.

          (j)    Merger Documents.    KW shall have executed and delivered the Certificate of Merger to be filed in accordance with the DGCL as of the Merger Effective Time.

          (k)   Cancellation of Options and Equity Compensation.    Prior to the Closing, (i) the holders of all outstanding options granted under KW's 1992 Incentive and Nonstatutory Stock Option Plan shall have exercised such options for shares of KW Common Stock, (ii) holders of all options and other equity compensation granted under KW's 2009 Equity Participation Plan shall have agreed to cancel all such options and other equity compensation owned by them, and (iii) KW shall have terminated its 1992 Incentive and Nonstatutory Stock Option Plan and 2009 Equity Participation Plan.

          (l)    Opinions.    Prospect shall have received the legal opinion of KW's legal counsel, which opinion shall be in form and substance reasonably satisfactory to Prospect.

          (m)  Officer's Certificate.    Prospect shall have received a certificate from KW signed by an authorized officer, certifying that the attached copies of the KW Constituent Instruments and resolutions or other authorizing documents approving the Agreement and the transactions contemplated hereby are all true, complete and correct and remain in full force and effect.

          (n)   Compliance Certificate.    Prospect shall have received a certificate from KW signed by an authorized officer, certifying that the conditions specified in Section 8.2(a), (b) and (f) have been fulfilled.

          (o)   Certificate of Good Standing.    Prospect shall have received a certificate of good standing or equivalent under the applicable Law of KW.

          (p)   Injunctions or Restraints on Conduct of Business.    No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting KW's conduct or operation of its business or the business of any of its Subsidiaries following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Authority, domestic or foreign, seeking the foregoing be pending.

          (q)   Completion of the Merger.    The Merger shall have become effective under the DGCL.

          (r)   Dissent Rights.    The number of shares of KW Preferred Stock that have validly exercised their Dissent Rights shall not exceed 10% of the outstanding number of shares of KW Preferred Stock, and the number of shares of KW Common Stock that have validly exercised their Dissent Rights shall not exceed 10% of the outstanding number of shares of KW Common Stock. Prospect shall not waive this condition if the number of Dissenting Shares as of the Closing Date is such that, pursuant to the transactions contemplated by this Agreement, Prospect will not be acquiring "control" of KW as defined in Section 368(c) of the Code solely in exchange for Prospect Common Stock.

          (s)   Governmental Approvals.    Each of KW and Prospect shall have timely obtained from each Governmental Authority all approvals, waivers and consents, if any, necessary for consummation of or in connection with this Agreement and the transactions contemplated hereby, and the waiting period under the HSR Act shall have lapsed.

          (t)    Required Consents.    KW shall have delivered to Prospect evidence that all Required Consents have been obtained.

          (u)   Transaction Documents.    The Transaction Documents shall have been executed and delivered by KW.

          (v)   SEC Actions.    No formal or informal SEC investigation or proceeding shall have been initiated by the SEC against KW or any of its officers or directors.

ARTICLE IX

Indemnification

        Section 9.1    Survival.    All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of twelve (12) months and shall thereafter be of no further force and effect; provided, however, that the representations and warranties contained in Sections 2.14, 2.24 and 2.26 and Sections 3.15 and 3.22, shall survive the Closing for a period equal to any applicable statute of limitations (including any waivers or extensions thereof). All of the covenants and obligations of the Parties contained in this Agreement shall survive the Closing unless they expire sooner in accordance with their terms. The term during which any representation, warranty, or covenant survives hereunder is referred to as the "Survival Period." Except as expressly provided in this paragraph, no claim for indemnification hereunder may be made after the expiration of the Survival Period.

        Section 9.2    Indemnification by KW.    KW shall, subject to limitations set forth in this Article IX hereof, indemnify, defend and hold harmless Prospect (which term, for the purposes of this Article IX shall include any of Prospect's successors) and permitted assigns (the "Prospect Indemnified Parties") from and against any liabilities, loss, claims, damages, fines, penalties, expenses (including costs of investigation and defense and reasonable attorneys' fees and court costs) (collectively, "Damages") arising from: (i) any breach of any representation or warranty made by KW in Article II hereof or in any certificate delivered by KW pursuant to this Agreement; or (ii) any breach by KW of its covenants or obligations in this Agreement to be performed or complied with by KW at or prior to the Closing.

        Section 9.3    Indemnification by Prospect.    Prospect shall, subject to the terms hereof, indemnify, defend and hold harmless KW (which term, for the purposes of this Article IX shall include any of KW's successors) and permitted assigns (the "KW Indemnified Parties") from and against any Damages arising from: (i) any breach of any representation or warranty made by Prospect in Article III hereof or in any certificate delivered by Prospect pursuant to this Agreement; or (ii) any breach by Prospect of its covenants or obligations in this Agreement to be performed or complied with by Prospect at or prior to the Closing.

        Section 9.4    Limitations on Indemnity.    Notwithstanding any other provision in this Agreement to the contrary, the Prospect Indemnified Parties and the KW Indemnified Parties shall not be entitled to indemnification pursuant to Section 9.2 or Section 9.3, unless and until the aggregate amount of Damages under Section 9.2 or Section 9.3, as applicable, collectively exceeds $1,000,000 (the "Deductible"). The aggregate amount of Damages for which a Party may be liable under this Agreement shall not exceed $10,000,000 (the "Cap").

        Section 9.5    Defense of Third Party Claims.    If any Prospect Indemnified Party or KW Indemnified Party determines to make a claim for indemnification under Section 9.2 or 9.3 (each an "Indemnitee"), such Indemnitee shall notify the indemnifying party (an "Indemnitor") of the claim in writing promptly after receiving notice of any action, lawsuit, proceeding, investigation, demand or other claim against the Indemnitee (if by a third party), describing the claim, the amount thereof (if known and quantifiable) and the basis thereof in reasonable detail (such written notice, an "Indemnification Notice"); provided that the failure to so notify an Indemnitor shall not relieve the Indemnitor of its obligations hereunder except to the extent that (and only to the extent that) such failure shall have caused the damages for which the Indemnitor is obligated to be greater than such damages would have been had the Indemnitee given the Indemnitor prompt notice hereunder. Any Indemnitor shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation or other claim giving rise to an Indemnitee's claim for indemnification at such Indemnitor's expense, and at its option shall be entitled to assume the defense thereof by appointing a reputable counsel reasonably acceptable to the Indemnitee to be the lead counsel in connection with such defense; provided, that the Indemnitee shall be entitled to participate in the defense of such claim and to employ counsel of its choice for such purpose; provided, however, that the fees and expenses of such separate counsel shall be borne by the Indemnitee and shall not be recoverable from such Indemnitor under this Article IX. If the Indemnitor shall control the defense of any such claim, the Indemnitor shall be entitled to settle such claims; provided, that the Indemnitor shall obtain the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a claim or ceasing to defend such claim if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnitee or if such settlement does not expressly and unconditionally release the Indemnitee from all liabilities and obligations with respect to such claim. If the Indemnitor assumes such defense, the Indemnitor shall not be liable for any amount required to be paid by the Indemnitee that exceeds, where the Indemnitee has unreasonably withheld or delayed consent in connection with the proposed compromise or settlement of a third party claim, the amount for which that third party claim could have been settled pursuant to that proposed compromise or settlement. In all cases, the Indemnitee shall provide its reasonable cooperation with the Indemnitor in defense of claims or litigation, including by making employees, information and documentation reasonably available. If the Indemnitor shall not assume the defense of any such action, lawsuit, proceeding, investigation or other claim, the Indemnitee may defend against such matter as it deems appropriate; provided that the Indemnitee may not settle any such matter without the written consent of the Indemnitor (which consent shall not be unreasonably withheld, conditioned or delayed) if the Indemnitee is seeking or will seek indemnification hereunder with respect to such matter.

        Section 9.6    Determining Damages.    The amount of Damages subject to indemnification under Section 9.2 or 9.3 shall be calculated net of (i) any Tax Benefit inuring to the Indemnitee on account of such Damages, (ii) any reserves set forth in any of KW Financial Statements relating to such Damages and (iii) any insurance proceeds or other amounts under indemnification agreements received or receivable by the Indemnitee on account of such Damages. If the Indemnitee receives a Tax Benefit on account of such Damages after an indemnification payment is made to it, the Indemnitee shall promptly pay to the Person or Persons that made such indemnification payment the amount of such Tax Benefit at such time or times as and to the extent that such Tax Benefit is realized by the Indemnitee. For purposes hereof, "Tax Benefit" shall mean any refund of Taxes to be paid or reduction in the amount of Taxes which otherwise would be paid by the Indemnitee, in each case computed at the highest marginal tax rates applicable to the recipient of such benefit. To the extent Damages are recoverable by insurance, the Indemnitees shall take all commercially reasonable efforts to obtain maximum recovery from such insurance. In the event that an insurance or other recovery is made by any Indemnitee with respect to Damages for which any such Person has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Person or Persons that provided such indemnity payments to such Indemnitee. The Indemnitors shall be subrogated to all rights of the Indemnitees in respect of Damages indemnified by the Indemnitors. The Indemnitees shall take all commercially reasonable efforts to mitigate all Damages upon and after becoming aware of any event which could reasonably be expected to give rise to Damages. For Tax purposes, the Parties agree to treat all payments made under this Article IX as adjustments to the consideration received for KW Securities.

        Section 9.7    Right of Setoff.    To the extent that any Party is obligated to indemnify any other Party after Closing under the provisions of this Article IX for Damages reduced to a monetary amount, such Party after Closing shall have the right to decrease any amount due and owing or to be due and owing under any agreement with the other Party, whether under this Agreement or any other agreement between such Parties on the one hand, and any of the other Party or any of their respective Affiliates, Subsidiaries or controlled persons or entities on the other.

        Section 9.8    Limitation on Recourse; No Third Party Beneficiaries.

          (a)   No claim shall be brought or maintained by any Party or its respective successors or permitted assigns against any officer, director, partner, member, agent, representative, Affiliate, equity holder, successor or permitted assign of any Party which is not otherwise expressly identified as a Party, and no recourse shall be brought or granted against any of them, by virtue of or based upon any alleged misrepresentation or inaccuracy in or breach of any of the representations, warranties, covenants or obligations of any Party set forth or contained in this Agreement or any exhibit or schedule hereto or any certificate delivered hereunder.

          (b)   The provisions of this Article IX are for the sole benefit of the Parties and nothing in this Article IX, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Article IX.

        Section 9.9    Fraud.    Notwithstanding anything to the contrary in this Agreement, the limitations and thresholds set forth in this Article IX shall not apply with respect to fraud, intentional misrepresentation or willful misconduct.

ARTICLE X

Termination

        Section 10.1    Methods of Termination.    Unless waived by the Parties hereto in writing, the transactions contemplated by this Agreement may be terminated and/or abandoned at any time but not later than the Closing:

          (a)   by mutual written consent of the Parties;

          (b)   by either Prospect or KW, if the Closing has not occurred by November 13, 2009;

          (c)   by either Prospect or KW, if a Governmental Authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order, in each case which has become final and non-appealable, and which permanently restrains, enjoins or otherwise prohibits the transactions contemplated hereby;

          (d)   by KW if it is not in material breach of this Agreement, and if there has been a breach by Prospect of any representation, warranty, covenant or agreement contained in this Agreement which has prevented the satisfaction of the conditions to the obligations of KW at the Closing under Section 8.1 and such violation or breach has not been waived by KW or cured by Prospect within ten (10) business days after written notice thereof from KW;

          (e)   by Prospect, if it is not in material breach of this Agreement, and if (i) there has been a breach by KW of any representation, warranty, covenant or agreement contained in this Agreement which has prevented the satisfaction of the conditions to the obligations of Prospect at the Closing under Section 8.2 and such violation or breach has not been waived by Prospect or cured by KW within ten (10) business days after written notice thereof from Prospect, or (ii) KW has notified Prospect that KW will be unable to obtain a Required Consent prior to October 15, 2009;

          (f)    by KW, if the Prospect Board (or any committee thereof) shall have failed to recommend or shall have withdrawn or modified in a manner adverse to KW its approval or recommendation of this Agreement and the transactions contemplated hereunder;

          (g)   by Prospect, if the board of directors of KW (or any committee thereof) shall have failed to recommend or shall have withdrawn or modified in a manner adverse to Prospect its approval or recommendation of this Agreement and the transactions contemplated hereunder;

          (h)   by either Prospect or KW if, at the Prospect Stockholders' Meeting (including any adjournments thereof), the Prospect Stockholder Approvals shall not have been obtained, or the aggregate number of shares of Prospect Common Stock held by public stockholders of Prospect who exercise their redemption rights with respect to their Prospect Common Stock in accordance with the Prospect Constituent Instruments shall constitute thirty percent (30%) or more of the Prospect Common Stock sold in the Prospect Public Offering.

          (i)    by either Prospect or KW if the KW Common Approval shall not have been obtained on or prior to November 13, 2009.

        Section 10.2    Effect of Termination.

          (a)   In the event of termination by either Prospect or KW, or both of them, pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other Party, and except as set forth in this Article X and subject to Section 5.10 hereof, all further obligations of the Parties shall terminate, no Party shall have any right against the other Party hereto, and each Party shall bear its own costs and expenses.

          (b)   If the transactions contemplated by this Agreement are terminated and/or abandoned as provided herein:

              (i)  each Party hereto shall destroy all documents, work papers and other material (and all copies thereof) of the other Party relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Party furnishing the same; and

             (ii)  all confidential information received by either Party hereto with respect to the business of the other Party hereto shall be treated in accordance with Section 7.2 hereof, which shall survive such termination or abandonment. The following other provisions shall survive termination of this Agreement: Section 5.10, Section 7.5, Article XI and this Section 10.2.

          (c)   If this Agreement is terminated by either Party pursuant to Section 10.1(i), KW shall be obligated to pay Prospect, as liquidated damages, $10,000,000 within thirty (30) days following the date of such termination. If KW shall have failed to pay such liquidated damages on or before the thirtieth (30th) day following termination, interest will begin to accrue on such amount at a rate equal to 2% per month (compounded monthly), provided that in no event will such rate be higher than the highest rate permitted by law.

ARTICLE XI

Miscellaneous

        Section 11.1    Notices.    All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the Parties at the addresses set forth on the signature pages (or at such other address for a Party as shall be specified in writing to all other Parties).

        Section 11.2    Amendments; Waivers.    No provision of this Agreement may be waived or amended except in a written instrument signed by all of the Parties hereto. No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of any Party to exercise any right hereunder in any manner impair the exercise of any such right.

        Section 11.3    Interpretation.    When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The terms "hereof," "herein," and "hereby" and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

        Section 11.4    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Agreement are fulfilled to the extent possible.

        Section 11.5    Counterparts; Facsimile Execution.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile or electronic execution and delivery of this Agreement is legal, valid and binding for all purposes.

        Section 11.6    Entire Agreement; Third Party Beneficiaries.    This Agreement, taken together with all Exhibits, Annexes and Schedules hereto (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the transactions contemplated hereby and (b) are not intended to confer upon any Person other than the Parties any rights or remedies; provided that Section 6.9 of this Agreement is intended to benefit the Indemnified D&Os, each Indemnified D&O shall be deemed a third-party beneficiary of Section 6.9 of this Agreement, and Section 6.9 of this Agreement shall be enforceable by the Indemnified D&Os.

        Section 11.7    Governing Law.    This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

        Section 11.8    Consent to Jurisdiction.

          (a)   Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in state or federal court within the City and State of New York. Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 11.8, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

          (b)   EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS, THE TRANSACTION OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

        Section 11.9    Assignment.    Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the Parties without the prior written consent of the other Parties. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

[Signature Page Follows]

        IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PROSPECT ACQUISITION CORP.

By:	/s/ DAVID A. MINELLA
Name: David A. Minella
Title: Chairman & CEO
Address: 9130 Galleria Court, Suite 318 Naples, FL 34109

With a copy to:

Bingham McCutchen LLP 399 Park Avenue New York, NY 10022 Attention: Floyd I. Wittlin, Esq.

KW MERGER SUB CORP.

By:	/s/ DAVID A. MINELLA
Name: David A. Minella
Title: President & Secretary
Address: c/o Prospect Acquisition Corp. 9130 Galleria Court, Suite 318 Naples, FL 34104

KENNEDY-WILSON, INC.

By:	/s/ WILLIAM J. MCMORROW
Name: William J. McMorrow Title: Chief Executive Officer Address: 9601 Wilshire Blvd. Beverly Hills, CA 90210

ANNEX A

Definitions

        "Action" has the meaning set forth in Section 2.10 of the Agreement.

        "Affiliate(s)" means any Person that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning fifty percent (50%) or more of the voting securities of a second Person shall be deemed to control that second Person. For the purposes of this definition, a Person shall be deemed to control any of his or her immediate family members.

        "Agreement" has the meaning set forth in the preamble to this Agreement.

        "Amended Public Warrant" means an amended and restated Public Warrant (as defined in the Prospect Warrant Agreement) having the same terms as the Public Warrants except that it shall have an exercise price of $12.50 per share, a redemption price of $19.50 per share and a termination date of November 14, 2013.

        "Amended Sponsor Warrant" means an amended and restated Sponsor Warrant (as defined in the Prospect Warrant Agreement) having the same terms as the Sponsor Warrants except that it shall have an exercise price of $12.50 per share, a redemption price of $19.50 per share and a termination date of November 14, 2013.

        "AMEX" means the NYSE Amex LLC.

        "Business Day" means a day (excluding Saturdays, Sundays and public holidays) on which commercial banks are generally open for banking business in the United States.

        "Cap" has the meaning set forth in Section 9.4 of the Agreement.

        "Cash Consideration" means $0.55 in cash.

        "Certificate of Merger" has the meaning set forth in Section 1.2 of the Agreement.

        "CGCL" has the meaning set forth in Section 1.7(f) of the Agreement.

        "Closing" has the meaning set forth in Section 1.9 of the Agreement.

        "Closing Date" has the meaning set forth in Section 1.9 of the Agreement.

        "COBRA" means Code Section 4980B, Part 6 of Subtitle B of Title I of ERISA and any applicable state law providing for similar group health or welfare plan continuation coverage.

        "Code" means the United States Internal Revenue Code of 1986, as amended.

        "Common Stock Exchange Ratio" has the meaning set forth in Section 1.7(a) of the Agreement.

        "Consent" has the meaning set forth in Section 2.5 of the Agreement.

        "Contract" means a contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument.

        "Conversion Shares" has the meaning set forth in Section 1.7(a) of the Agreement.

        "Damages" has the meaning set forth in Section 9.2 of the Agreement.

        "Deductible" has the meaning set forth in Section 9.4 of the Agreement.

        "DGA" has the meaning set forth in the background to the Agreement.

        "DGAH" has the meaning set forth in the background to the Agreement.

        "DGCL" has the meaning set forth in the background to the Agreement.

        "Disclosure Schedules" means the KW Disclosure Schedule and the Prospect Disclosure Schedule.

        "Dissent Rights" has the meaning set forth in Section 1.7(f) of the Agreement.

        "Dissenting Shares" has the meaning set forth in Section 1.7(f) of the Agreement.

        "Environment" means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

        "Environmental Law" means any Legal Requirement that requires or relates to:

        (a)   advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

        (b)   preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

        (c)   reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

        (d)   assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

        (e)   protecting resources, species, or ecological amenities;

        (f)    reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

        (g)   cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such clean up or prevention; or

        (h)   making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "ERISA Affiliate" means any trade or business (whether or not incorporated) which is or which has at any time in the last six (6) years been considered a single employer with KW or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended, supplemented or otherwise modified from time to time.

        "Exchange Agent" has the meaning set forth in Section 1.8 of the Agreement.

        "Exchange Ratio" has the meaning set forth in Section 1.7(a) of the Agreement.

        "Exclusivity Period" has the meaning set forth in Section 4.3(a) of the Agreement.

        "Expenses" means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party on its behalf in connection with or related to the authorization, preparation, diligence, negotiation, execution and performance of this Agreement and the Transaction Documents.

        "Forfeiture Agreement" has the meaning set forth in the background to the Agreement.

        "FCPA" has the meaning set forth in Section 2.20 of the Agreement.

        "Governmental Authority" means any national, federal, state, provincial, local or foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body of competent jurisdiction, or other governmental authority or instrumentality, domestic or foreign.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

        "Indemnitee" has the meaning set forth in Section 9.5 of the Agreement.

        "Indemnitor" has the meaning set forth in Section 9.5 of the Agreement.

        "Indemnification Notice" has the meaning set forth in Section 9.5 of the Agreement.

        "Indemnified D&Os" has the meaning set forth in Section 6.9(a) of the Agreement.

        "Intellectual Property Rights" has the meaning set forth in Section 2.13 of the Agreement.

        "Judgment" means any judgment, order or decree.

        "Knowledge", (i) with respect to KW, means the actual knowledge of its executive officers and members of its board of directors, and (ii) with respect to Prospect, means the actual knowledge of its executive officers and the members of its board of directors.

        "KW" has the meaning set forth in the preamble to the Agreement.

        "KW Balance Sheet" means the unaudited balance sheet as of June 30, 2009 included in the KW Financial Statements.

        "KW Benefit Plans" has the meaning set forth in Section 2.15(a) of the Agreement.

        "KW Certificates" has the meaning set forth in Section 1.7(d) of the Agreement.

        "KW Common Stock" has the meaning set forth in background to the Agreement.

        "KW Common Approval" has the meaning set forth in Section 8.1(e) of the Agreement.

        "KW Constituent Instruments" means the certificate of incorporation and bylaws, or other constitutive documents, of KW and each of its Subsidiaries each as amended to the date of the Agreement.

        "KW Disclosure Schedule" has the meaning set forth in Article II of the Agreement.

        "KW Financial Statements" has the meaning set forth in Section 2.6(a) of the Agreement.

        "KW Group" has the meaning set forth in Section 4.3(b) of the Agreement.

        "KW Indemnified Parties" has the meaning set forth in Section 9.3 of the Agreement.

        "KW Preferred Approval" has the meaning set forth in Section 8.1(e) of the Agreement.

        "KW Preferred Stock" has the meaning set forth in the background to the Agreement.

        "KW Securities" has the meaning set forth in the background to the Agreement.

        "KW Stock Rights" means that certain 7% convertible subordinated note due November 3, 2018 issued by KW to the Guardian Life Insurance Company of America, as the same is in effect on the date of this Agreement.

        "KW Stockholder Approvals" has the meaning set forth in Section 8.1(e) of the Agreement.

        "KW Third Party Acquisition" means (a) any sale of 15% or more of the consolidated assets of KW and its Subsidiaries, or 15% or more of the equity or voting securities of KW or any Subsidiary whose assets, individually or in the aggregate, constitute 15% or more of the consolidated assets of KW (each, a "Material Subsidiary"), (b) any tender offer or exchange offer that, if consummated, would result in a third party beneficially owning 15% or more of the equity or voting securities of KW or of any Material Subsidiary, (c) a merger, consolidation, business combination, share exchange, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving KW or any Material Subsidiary, in each such case in this clause (c) that would result in either (x) a third party beneficially owning 15% or more of any class of equity or voting securities of KW or any Material Subsidiary, or 15% or more of the consolidated assets of KW or (y) the stockholders of KW receiving securities traded in the U.S. on any nationally-recognized exchange or over-the-counter market.

        "Law(s)" means any law, statute, ordinance, rule, regulation, order, writ, injunction or decree.

        "Legal Requirement" means any federal, state, local, municipal, provincial, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authorities (or under the authority of any national securities exchange upon which a Party's securities are then listed or traded)

        "Liens" means any liens, security interests, pledges, equities and claims of any kind, voting trusts, shareholder agreements and other encumbrances.

        "Management Incentive Shares" has the meaning set forth in Section 6.8 of the Agreement.

        "Management Incentive Plan" has the meaning set forth in Section 6.8 of the Agreement.

        "Material Adverse Effect" means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations or results of operations of such Person and its Subsidiaries, taken as a whole. Notwithstanding the foregoing, none of the following shall be deemed, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or would be, a "Material Adverse Effect" with respect to any Person: any facts, changes, developments, events, occurrences, actions, omissions or effects (i) generally affecting (A) the economy, or financial or capital markets, in the United States or elsewhere in the world, to the extent that they do not disproportionately affect such Person in relation to other companies in the industry in which such Person primarily operates or (B) the industry in which such Person operates to the extent that they do not disproportionately affect such Person in relation to other companies in the industry in which such Person primarily operates, or (ii) arising out of, resulting from or attributable to (1) changes (after the date of this Agreement) in Law or in generally accepted accounting principles or in accounting standards or (2) any decline in the market price, or change in trading volume, of the capital stock of such Person or any failure to meet publicly announced revenue or earnings projections or internal projections, or (iii) changes related to or arising from the execution, announcement or performance of, or compliance with, this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, governmental authorities, customers, cooperators, suppliers, distributors or employees;

        "Material Contract" means a written Contract, as amended and supplemented to which KW or any of its Subsidiaries is a party or by which any of their respective assets and properties is currently bound, that is material to KW's business, properties, assets or condition (financial or otherwise), results of operations or prospects and was not executed in the ordinary course of business, including contracts that have expired by their terms or otherwise terminated but have liabilities that continue to attach to KW or any of its Subsidiaries.

        "Material Permits" means all Permits other than such franchises, licenses, permits, authorizations and approvals the lack of which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect on any Parties.

        "Merger" has the meaning set forth in the background to the Agreement.

        "Merger Sub" has the meaning set forth in the preamble to the Agreement.

        "Merger Effective Time" has the meaning set forth in Section 1.2 of the Agreement.

        "Money Laundering Laws" has the meaning set forth in Section 2.21 of the Agreement.

        "OFAC" has the meaning set forth in Section 2.25 of the Agreement.

        "Off-balance Sheet Arrangement" means with respect to any Person, any securitization transaction to which that Person or its Subsidiaries is party and any other transaction, agreement or other contractual arrangement to which an entity unconsolidated with that Person is a party, under which that Person or its Subsidiaries, whether or not a party to the arrangement, has, or in the future may have: (a) any obligation under a direct or indirect guarantee or similar arrangement; (b) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement; or (c) derivatives to the extent that the fair value thereof is not fully reflected as a liability or asset in the financial statements.

        "Party" or "Parties" has the meaning set forth in the preamble to the Agreement.

        "Permits" means all governmental franchises, licenses, permits, authorizations and approvals necessary to enable a Person to own, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted.

        "Permitted Lien" means (a) any restriction on transfer arising under applicable securities law; (b) any Liens for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with U.S. GAAP; (c) any statutory Liens arising in the ordinary course of business by operation of Law with respect to a liability that is not yet due and delinquent and which are not, individually or in the aggregate, significant; (d) minor title defects, recorded easements, and zoning, entitlement, building and other minor land use regulations imposed by governmental agencies having jurisdiction over the Real Property, which minor title defects, recorded easements, and regulations do not, individually or in the aggregate, impair the continued use, occupancy, value or marketability of title of the property to which they relate and are not violated by the current or proposed use and operation of the Real Property; (e) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Real Property which do not materially impair the occupancy or use of the Real Property for the purposes for which it is currently used or proposed to be used in connection with the such relevant Person's business; (f) Liens identified on title policies, title opinions or preliminary title reports or other documents or writings included in the public records; (g) Liens arising under worker's compensation, unemployment insurance, social security, retirement and similar legislation; (h) Liens of lessors and licensors arising under lease agreements or license arrangements; and (i) those Liens set forth in KW Disclosure Schedule.

        "Person(s)" means an individual, partnership, corporation, joint venture, unincorporated organization, cooperative or a governmental entity or agency thereof.

        "Preferred Stock Exchange Ratio" has the meaning set forth in Section 1.7(a) of the Agreement.

        "Prospect" has the meaning set forth in the preamble to the Agreement.

        "Prospect Board" means the board of directors of Prospect prior to the Merger.

        "Prospect Common Stock" means the Common Stock of Prospect, $0.001 par value per share.

        "Prospect Constituent Instruments" has the meaning set forth in Section 3.2 of the Agreement.

        "Prospect Disclosure Schedule" has the meaning set forth in Article III of the Agreement.

        "Prospect Financial Statements" has the meaning set forth in Section 3.7 of the Agreement.

        "Prospect Founders" shall mean Flat Ridge Investments LLC, LLM Structured Equity Fund L.P., LLM Investors L.P., Capital Management Systems, Inc., SJC Capital LLC, Michael P. Castine, Daniel Gressel, Michael Downey, James J. Cahill and John Merchant.

        "Prospect Group" has the meaning set forth in Section 4.3(a) of the Agreement.

        "Prospect Indemnified Parties" has the meaning set forth in Section 9.2 of the Agreement.

        "Prospect Material Contract" has the meaning set forth in Section 3.21(a) of the Agreement.

        "Prospect Public Offering" means the initial public offering of Prospect completed on November 14, 2007, in which Prospect sold 25,000,000 Units at a price of $10.00 per unit.

        "Prospect SEC Documents" has the meaning set forth in Section 3.7 of the Agreement.

        "Prospect Stockholder Approvals" has the meaning set forth in Section 8.1(d) of the Agreement.

        "Prospect Stockholders' Meeting" has the meaning set forth in Section 6.1(a) of the Agreement.

        "Prospect Share(s)" has the meaning set forth in the background to the Agreement.

        "Prospect Stock Right(s)" shall mean a warrant or other right to purchase a share of common stock of Prospect.

        "Prospect Third Party Acquisition" means: (a) any purchase of 15% or more of the consolidated assets of a third party and its subsidiaries, or 15% or more of the equity or voting securities of a third party or a Material Subsidiary (as defined in KW Third Party Acquisition definition) thereof, (b) any tender offer or exchange offer that, if consummated, would result in Prospect beneficially owning 15% or more of a third party's equity or voting securities or any Material Subsidiary thereof, (c) a merger, consolidation, business combination, share exchange, purchase of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Prospect and any third party, in each such case in this clause (c) that would result in Prospect beneficially owning 15% or more of any class of equity or voting securities of such third party or any Material Subsidiary thereof, or 15% or more of the consolidated assets of such third party.

        "Prospect Warrant" means an outstanding warrant of Prospect which entitles the registered holder to purchase one share of Prospect Common Stock at a price of $7.50 per share, subject to adjustment at any time commencing on the completion of a business combination.

        "Prospect Warrant Agreement" means the Warrant Agreement, by and between Prospect and Continental Stock Transfer & Trust Company (as Warrant Agent), dated as of November 14, 2007.

        "Prospect Warrant Agreement Amendment" means an amendment to the Prospect Warrant Agreement substantially in the form attached as Exhibit E that provides that, simultaneously with the Closing: (i) each Sponsor Warrant (as defined in the Prospect Warrant Agreement) will be converted into the Amended Sponsor Warrant; and (ii) each Public Warrant (as defined in the Prospect Warrant Agreement) will be converted into either (x) the Cash Consideration or (y) the Amended Public Warrant, in each case as the holder of Public Warrants shall have elected or be deemed to have elected; provided that no more than 50% of the outstanding Public Warrants shall be converted into the right to receive the Amended Public Warrant.

        "Prospect Warrant Holders Meeting" has the meaning set forth in Section 6.1(a) of the Agreement.

        "Proxy Statement/Prospectus Tax Section" has the meaning set forth in Section 7.7 of the Agreement.

        "Proxy Statement/Prospectus" has the meaning set forth in Section 2.28 of the Agreement.

        "Real Estate Leases" means the leases for the properties located at 9601 Wilshire Blvd., Beverly Hills, CA, 90210 and 9701 Wilshire Blvd., Beverly Hills, CA, 90210.

        "Real Property" has the meaning set forth in Section 2.12(a) of the Agreement.

        "Registration Statement" has the meaning set forth in Section 2.28 of the Agreement.

        "Regulation S-K" means Regulation S-K promulgated under the Securities Act of 1933, as amended.

        "Representatives" of any Party means such Party's employees, accountants, auditors, actuaries, counsel, financial advisors, bankers, investment bankers and consultants and any other person acting on behalf of such Party.

        "Required Consent" has the meaning set forth in Section 5.5(a) of the Agreement.

        "Sarbanes-Oxley Act" has the meaning set forth in Section 3.13 of the Agreement.

        "SEC" means the United States Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, supplemented or otherwise modified from time to time.

        "Subsidiary" means with respect to a Person an entity if (a) such Person directly or indirectly owns, beneficially or of record, an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity's board of directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such entity such that its financial results are consolidated with such other Person.

        "Survival Period" has the meaning set forth in Section 9.1 of this Agreement.

        "Surviving Corporation" has the meaning set forth in Section 1.1 of the Agreement.

        "Tail Coverage Amount" has the meaning set forth in Section 6.9(a) of the Agreement.

        "Tangible Personal Property" has the meaning set forth in Section 2.12(b) of the Agreement.

        "Taxes" means all United States federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, profits, estimated, severance, occupation, production, capital gains, capital stock, goods and services, environmental, employment, withholding, stamp, value added, alternative or add-on minimum, sales, transfer, use, license, payroll and franchise taxes or any other tax, custom, duty or governmental fee, or other like assessment or charge of any kind whatsoever, imposed by the United States, or any state, county, local or foreign government or subdivision or agency thereof, and such term shall include any interest, penalties, fines, related liabilities or additions to tax attributable to such taxes, charges, fees, levies or other assessments.

        "Tax Benefit" has the meaning set forth in Section 9.6 of the Agreement.

        "Tax Return" means all federal, state, local, provincial and foreign Tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax return relating to Taxes.

        "Trade Secrets" means all trade secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, including new developments, inventions, processes, ideas or other proprietary information that provides advantages over competitors who do not know or use it.

        "Transaction Documents" means this Agreement and any other agreement or document to be delivered by the Parties on the Closing Date.

        "Trust Fund" has the meaning set forth in Section 3.19 of the Agreement.

        "Trust Fund Expense" has the meaning set forth in Section 8.1(x) of the Agreement.

        "U.S." or "United States" means the United States of America.

        "U.S. GAAP" means generally accepted accounting principles of the United States.

        "Unit" means the Unit of Prospect which entitles the registered holder to one share of Prospect Common Stock and one Warrant.

        "Voting Prospect Debt" has the meaning set forth in Section 3.1(c) of the Agreement.

        "Voting KW Debt" has the meaning set forth in Section 2.1(b) of the Agreement.

Omitted Schedules

        The portions identified below in the following schedules have been omitted from the merger agreement:

  Section 2.1(b)—Capital Structure—Breakdown of company stock, option and bond holders

  Section 2.3—Subsidiaries—List of all subsidiaries of the Company

  Section 2.4(a)—No Conflicts—Loan obligations, guaranties, and lease obligations

  Section 2.5—Consents and Approvals—Consents required to consummate the merger

  Section 2.8—Absence of Changes—None

  Section 2.9—No Undisclosed Liabilities—None

  Section 2.11—Material Permits—List of real estate brokers licenses

  Section 2.12(a)—Real Property—List of properties with 50% or greater interest; Leases that are greater than $750,000 in annual rent

  Section 2.14—Taxes—None

  Section 2.15(a)—Employment and Employee Benefits Matters—Description and listing of employee benefits of Kennedy-Wilson employees

  Schedule 2.15(j)—Severance and Termination Agreements—Executive employment agreements

  Section 2.16—Transactions with Affiliates and Employees—Internal transactions

  Section 2.17—Insurance—Kennedy-Wilson insurance coverage

  Section 2.18(b)—Material Contracts—Loan agreements, shareholders agreements, lease agreements, sample property level loan agreements, and loan guaranties

  Section 2.24 Brokers—Schedule of Fees and Expenses—Fees to brokers of the merger

  Section 2.26—Environmental Matters—None

  Section 5.5—Required Consents—List of consents

  Section 5.59—Lock Up Agreement Signatories—List of signatories

  Permitted Lien—None

        Prospect agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission upon request.

AMENDMENT NO. 1 TO
AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT NO. 1 (this "Amendment") dated as of October 22, 2009, to that certain AGREEMENT AND PLAN OF MERGER dated as of September 8, 2009 (the "Original Agreement"), by and among PROSPECT ACQUISTION CORP., a company incorporated under the laws of Delaware ("Prospect"), KW MERGER SUB CORP., a company incorporated under the laws of Delaware and a wholly owned subsidiary of Prospect ("Merger Sub") and KENNEDY-WILSON, INC., a company incorporated under the laws of Delaware ("KW").

RECITALS

        WHEREAS, the Parties are parties to the Original Agreement; and

        WHEREAS, the Parties wish to amend the Original Agreement pursuant to and in accordance with Section 11.2 thereof as further set forth herein.

        NOW, THEREFORE, in consideration of the mutual promises contained herein and in the Original Agreement, pursuant to and in accordance with Section 11.2 of the Original Agreement, the Parties agree to amend the Original Agreement as follows:

        1.    Definitions.    All capitalized terms used herein without definition shall have the meanings assigned to such terms in the Original Agreement.

        2.    Amendment to Background Section.    The fourth full paragraph of the Background section of the Original Agreement shall be deleted in its entirety and replaced with the following:

        "Concurrently with the execution of this Agreement, Prospect, the Prospect Founders, De Guardiola Advisors, Inc. ("DGA"), De Guardiola Holdings, Inc. ("DGH") and KW are entering into a letter agreement, of even date herewith, as may be amended and/or restated from time to time hereafter (as so amended and/or restated, the "Forfeiture Agreement"), in the form attached hereto as Exhibit A, pursuant to which, subject to the terms and conditions set forth therein (i) the Prospect Founders have agreed to the forfeiture and cancellation of 4,750,000 shares of Prospect Common Stock and (ii) Prospect has agreed to issue to DGH an aggregate of 250,000 shares of Prospect Common Stock upon the closing of the transaction contemplated by this Agreement in satisfaction of an obligation of Prospect under its engagement letter with DGA."

        3.    Replacement of Section 6.8.    Section 6.8 of the Original Agreement shall be deleted in its entirety and replaced with the following:

        "Section 6.8 Management Incentive Plan.    Prior to Closing, Prospect shall adopt an equity incentive plan (the "Management Incentive Plan"), for the issuance of up to 2,475,000 shares of Prospect Common Stock (the "Management Incentive Shares") and, effective at the Closing, Prospect shall grant awards under the Management Incentive Plan for the aggregate number of Management Incentive Shares to key employees of the Surviving Corporation in the amounts and upon terms and conditions to be mutually agreed upon between Prospect and KW.

        4.    Replacement of Section 8.2(w).    Section 8.2(w) of the Original Agreement shall be deleted in its entirety and replaced with the following:

  "(w)    Prospect Founder Forfeited Shares.    The Prospect Founders will have delivered certificates representing 4,750,000 shares of Prospect Common Stock duly endorsed in blank with executed blank stock powers pursuant to the terms of the Forfeiture Agreement."

        5.    Full Force and Effect.    Except as expressly amended hereby, the Original Agreement shall continue in full force and effect in accordance with the provisions thereof.

        6.    Governing Law.    This Amendment shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

        7.    Counterparts; Facsimile Execution.    This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile or electronic execution and delivery of this Amendment is legal, valid and binding for all purposes.

        8.    Headings.    All section titles and captions contained in this Amendment are for convenience only and shall not be deemed a part of this Amendment.

        9.    Severability.    If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Amendment are fulfilled to the extent possible.

        IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

PROSPECT ACQUISITION CORP.
By: /s/ DAVID A. MINELLA Name: David A. Minella Title: Chairman & CEO Address: 9130 Galleria Court, Suite 318 Naples, FL 34109
With a copy to:
Bingham McCutchen LLP 399 Park Avenue New York, NY 10022 Attention: Floyd I. Wittlin, Esq.
KW MERGER SUB CORP.
By: /s/ DAVID A. MINELLA Name: David A. Minella Title: President & Secretary Address: c/o Prospect Acquisition Corp. 9130 Galleria Court, Suite 318 Naples, FL 34104
KENNEDY-WILSON, INC.
By: /s/ WILLIAM J. MCMORROW Name: William J. McMorrow Title: Chief Executive Officer Address: 9601 Wilshire Blvd. Beverly Hills, CA 90210

AMENDMENT NO. 2 TO
AGREEMENT AND PLAN OF MERGER

        THIS AMENDMENT NO. 2 (this "Amendment") dated as of October 26, 2009, to that certain AGREEMENT AND PLAN OF MERGER dated as of September 8, 2009 (the "Original Agreement"), as amended by Amendment No. 1 dated as of October 22, 2009, in each case by and among PROSPECT ACQUISTION CORP., a company incorporated under the laws of Delaware ("Prospect"), KW MERGER SUB CORP., a company incorporated under the laws of Delaware and a wholly owned subsidiary of Prospect ("Merger Sub") and KENNEDY-WILSON, INC., a company incorporated under the laws of Delaware ("KW").

RECITALS

        WHEREAS, the Parties are parties to the Original Agreement, as amended; and

        WHEREAS, the Parties wish to amend the Original Agreement, as amended, pursuant to and in accordance with Section 11.2 thereof as further set forth herein.

        NOW, THEREFORE, in consideration of the mutual promises contained herein and in the Original Agreement, pursuant to and in accordance with Section 11.2 of the Original Agreement, the Parties agree to amend the Original Agreement, as amended, as follows:

        1.    Definitions.    All capitalized terms used herein without definition shall have the meanings assigned to such terms in the Original Agreement.

        2.    Amendment to Definition of Prospect Warrant Agreement Amendment.    The definition of Prospect Warrant Agreement Amendment in Annex A of the Original Agreement shall be deleted in its entirety and replaced with the following:

        "Prospect Warrant Agreement Amendment" means an amendment to the Prospect Warrant Agreement substantially in the form attached as Exhibit E that provides that, simultaneously with the Closing: (i) each Sponsor Warrant (as defined in the Prospect Warrant Agreement) will be converted into the Amended Sponsor Warrant; and (ii) each Public Warrant (as defined in the Prospect Warrant Agreement) will be converted into either (x) the Cash Consideration or (y) the Amended Public Warrant, in each case as the holder of Public Warrants shall have elected or be deemed to have elected; provided that no more than 50% of the outstanding Public Warrants shall be converted into the right to receive the Amended Public Warrant (the "Warrant Limit"); and provided further that in the event that holders of in excess of the Warrant Limit shall have elected to receive the Amended Public Warrant, the holders of the Public Warrants who elect to receive the Amended Public Warrant and the holders of the Sponsor Warrants will receive the Cash Consideration for a portion of their Warrants, as further set forth in and in accordance with Exhibit E hereto.

        3.    Full Force and Effect.    Except as expressly amended hereby, the Original Agreement shall continue in full force and effect in accordance with the provisions thereof.

        4.    Governing Law.    This Amendment shall be governed by and construed in accordance with the laws of the State of New York regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

        5.    Counterparts; Facsimile Execution.    This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties. Facsimile or electronic execution and delivery of this Amendment is legal, valid and binding for all purposes.

        6.    Headings.    All section titles and captions contained in this Amendment are for convenience only and shall not be deemed a part of this Amendment.

        7.    Severability.    If any term or other provisions of this Amendment is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Amendment so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated by this Amendment are fulfilled to the extent possible.

        IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed by their respective authorized signatories as of the date first indicated above.

PROSPECT ACQUISITION CORP.
By:	/s/ DAVID A. MINELLA
Name: David A. Minella Title: Chairman & CEO Address: 9130 Galleria Court, Suite 318 Naples, FL 34109
With a copy to:
Bingham McCutchen LLP 399 Park Avenue New York, NY 10022 Attention: Floyd I. Wittlin, Esq.
KW MERGER SUB CORP.
By:	/s/ DAVID A. MINELLA
Name: David A. Minella Title: President and Secretary Address: c/o Prospect Acquisition Corp. 9130 Galleria Court, Suite 318 Naples, FL 34109
KENNEDY-WILSON, INC.
By:	/s/ WILLIAM J. MCMORROW
Name: William J. McMorrow Title: Chief Executive Officer Address: 9601 Wilshire Blvd. Beverly Hills, CA 90210

Annex B

FORM OF
AMENDMENT NO. 1 TO WARRANT AGREEMENT

        This Amendment No. 1, dated as of          , 2009 (this "Amendment"), to the Warrant Agreement, dated as of November 14, 2007 (the "Warrant Agreement"), by and between Prospect Acquisition Corp., a Delaware corporation (the "Company"), and Continental Stock Transfer & Trust Company, a New York corporation ("Warrant Agent").

        WHEREAS, the Company consummated its initial public offering on November 14, 2007, pursuant to which the Company issued 25,000,000 units;

        WHEREAS, each unit consisted of one share of common stock, par value $0.0001 per share, of the Company (the "Common Stock") and one warrant to purchase one share of Common Stock at an exercise price of $7.50 per share (the "Public Warrants");

        WHEREAS, pursuant to a private placement, simultaneously with the Company's initial public offering, the Company issued to Flat Ridge Investments LLC, LLM Structured Equity Fund L.P., LLM Investors L.P. and Capital Management Systems, Inc. (the "Sponsors"), 5,250,000 warrants (the "Sponsors' Warrants"), with each Sponsors' Warrant exercisable into one share of Common Stock at $7.50;

        WHEREAS, the terms of the Warrants are governed by the Warrant Agreement and capitalized terms used, but not defined, herein shall have the meaning given to such terms in the Warrant Agreement;

        WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, as amended from time to time (as so amended, the "Merger Agreement"), by and among the Company, KW Merger Sub Corp., a Delaware corporation and newly-formed wholly-owned subsidiary of the Company ("Merger Sub"), and Kennedy-Wilson, Inc., a Delaware corporation ("KW"), which provides for the merger of Merger Sub with and into KW as a result of which KW will become a wholly-owned subsidiary of the Company (the "Merger") and outstanding shares of KW's common stock, par value $0.01 per share, and KW's convertible preferred stock, par value $0.01 per share, will be exchanged for Common Stock;

        WHEREAS, pursuant to the Merger Agreement, the Company agreed to seek the approval of the holders of its outstanding Warrants to amend the Warrant Agreement to: (i) allow each holder of Public Warrants to elect to receive upon the closing of the Merger, for each outstanding Public Warrant, either (a) the right to receive $0.55 in cash or (b) an amended and restated Public Warrant with a new exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013, subject to adjustment and proration as described below and (ii) amend and restate the terms of the Sponsor Warrants to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013 (collectively, the "Warrant Amendment Proposal"); and

        WHEREAS, holders of Warrants exercisable for a majority of the Warrant Shares (as defined in the Warrant Agreement) issuable upon exercise of all outstanding Warrants have approved the Warrant Amendment Proposal at a meeting of the holders of Warrants.

        NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Warrant Agreement as set forth herein:

  1.    Amendment of Warrant Agreement.

        (a)    New Section 11A.    The following shall be added as a new Section 11A of the Warrant Agreement:

"SECTION 11A. The Merger.    Pursuant to the Merger (as defined below), the Warrants shall be treated as follows:

        (a)   Public Warrants.

          (1)   Each Public Warrant will be automatically (without any action on the part of the holders of Public Warrants) converted into the right to receive either (x) $0.55 in cash (the "Cash Amount") or (y) an amended and restated Public Warrant with an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013 (the "Amended and Restated Public Warrant"), in each case as the holder of such Public Warrant shall have elected or be deemed to have elected (an "Election") in accordance with Sections 11A(a)(2) and 11A(c). Following the Merger, the Warrant Agreement shall be amended and restated in the form attached hereto as Exhibit C (the "Amended and Restated Warrant Agreement"). The Amended and Restated Public Warrants will contain the terms and conditions set forth in the Amended and Restated Warrant Agreement.

          (2)   Subject to the procedures in Section 11A(c) and the limitations in Section 11A(a)(3), each holder of Public Warrants outstanding immediately prior to the Election Date who makes a valid Election to receive Amended and Restated Public Warrants will be entitled to receive the Amended and Restated Public Warrants in respect of such Public Warrants; provided that, notwithstanding anything in this Agreement to the contrary, a holder of a Public Warrant shall not be able to make a valid election to receive an Amended and Restated Public Warrant with respect to any Public Warrants that it voted against this Amendment. All holders of Public Warrants immediately prior to the Election Date who do not make a valid Election for Amended and Restated Public Warrants will be deemed to have elected to receive the Cash Amount in respect of their Public Warrants.

          (3)   Notwithstanding anything in this Agreement to the contrary:

            (A)  the maximum number of Public Warrants to be converted into the right to receive the Amended and Restated Public Warrants will be equal to 12,500,000 (the "Warrant Limit"); and

            (B)  the minimum number of Public Warrants to be converted into the right to receive the Cash Amount will be equal to (x) the number of Public Warrants outstanding immediately prior to the Effective Time less (y) the Warrant Limit.

          (4)   Upon the closing of the Merger:

            (A)  all Public Warrants for which Elections to receive the Cash Amount have been made or deemed to have been made (the "Cash Election Warrants") will be converted into the right to receive the Cash Amount; and

            (B)  to the extent that the aggregate number of Public Warrants making an Election to receive Amended and Restated Public Warrants (the "Warrant Election Warrants") exceeds the Warrant Limit, a portion of the Warrant Election Warrants and the Sponsor Warrants will be automatically converted into the right to receive the Cash Amount, in each case, on a pro rata basis as follows:

        holders of the number of Warrant Election Warrants covered by each Form of Election (as defined below) to be converted into Amended and Restated Public Warrants and holders of Sponsor Warrants will receive the Cash Amount with respect to that percentage of their respective Warrants held by each of them as is equal to the percentage determined by multiplying the number of Warrant Election Warrants or the number of Sponsor Warrants held by them, as applicable, by a fraction (a) the numerator of which is the number by which the Warrant Election Warrants exceeds the Warrant Limit and (b) the denominator of which is the sum of the aggregate number of Warrant Election Warrants plus the number of Sponsor Warrants.

        (b)    Sponsors' Warrants.    Subject to the terms of Section 11A(a)(4)(B), each Sponsors' Warrant will be amended and restated to provide for an exercise price of $12.50, a redemption trigger price of $19.50 and an expiration date of November 14, 2013 (the "Amended and Restated Sponsors' Warrants"). The Amended and Restated Sponsors' Warrants will have the terms and conditions set forth in the Amended and Restated Warrant Agreement.

        (c)    Election/Exchange Procedures for Public Warrants.

        (1)   The Company will authorize the Exchange Agent (as defined in the Merger Agreement) to receive Elections.

        (2)   The Company will prepare, for use by the holders of Public Warrants in surrendering Warrant Certificates, a form (the "Form of Election") pursuant to which each holder of Public Warrants may make an Election. The Form of Election will be delivered to such Warrant holders by means and at a time upon which the Company and KW will mutually agree.

        (3)   An Election will have been properly made only if a Form of Election properly completed and signed and accompanied by the Warrant Certificate or Warrant Certificates to which such Form of Election relates (x) is received by the Exchange Agent prior to the date and time (the "Election Date") of the special meeting of warrantholders being held to approve the Warrant Amendment Proposal (the "Special Meeting") or (y) is tendered for delivery to the Exchange Agent at the Special Meeting.

        (4)   Any Public Warrant holder may at any time prior to the Election Date change such holder's Election if the Exchange Agent receives (x) prior to the Election Date written notice of such change accompanied by a properly completed Form of Election or (y) at the Special Meeting a new, properly completed Form of Election. The Company will have the right in its sole discretion to permit changes in Elections after the Election Date.

        (5)   The Company will have the right to make rules, not inconsistent with the terms of this Agreement or the Merger Agreement, governing the validity of Forms of Election, the manner and extent to which Elections are to be taken into account in making the determinations prescribed by this section, the issuance and delivery of certificates for the Amended and Restated Public Warrants, and the payment of the Cash Amount.

        (6)   In connection with the above procedures, (A) the holders of Warrant Certificates evidencing Public Warrants will surrender such certificates to the Exchange Agent, (B) upon surrender of a Warrant Certificate the holder thereof will be entitled to receive the Cash Amount or Amended and Restated Public Warrants, as applicable, and (C) the Warrant Certificates so surrendered will forthwith be canceled.

        (d)    Definitions.

        (1)   "Merger Agreement" means that certain Agreement and Plan of Merger, dated as of September 8, 2009, as amended from time to time, by and among the Company, KW Merger Sub Corp. ("Merger Sub") and Kennedy-Wilson, Inc. ("KW").

        (2)   "Merger" means the merger of Merger Sub with and into KW as a result of which KW will become a wholly-owned subsidiary of the Company."

        (b)    New Exhibit C.    Exhibit A attached to this Amendment shall be added as a new Exhibit C to the Warrant Agreement.

  2.    Miscellaneous.

        (a)    Governing Law.    This Agreement and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of said State. The parties agree that all actions and proceedings arising out of this Agreement or any of the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of New York or in a New York State Court in the County of New York and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court. Each of the parties hereto also irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of this Agreement or the transactions contemplated hereby.

        (b)    Binding Effect.    This Amendment shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

        (c)    Entire Agreement.    This Amendment sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Amendment, provisions of the Warrant Agreement which are not inconsistent with this Amendment shall remain in full force and effect.

        (d)    Severability.    This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

        (e)    Counterparts.    This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

PROSPECT ACQUISITION CORP.
By:	Name: Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:	Name: Title:

Annex C

KENNEDY-WILSON HOLDINGS, INC.

and

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

AMENDED AND RESTATED WARRANT AGREEMENT

Dated as of [                        ], 2009

WARRANT AGREEMENT

Section 1.	Appointment of Warrant Agent	1
Section 2.	Warrant Certificates	1
Section 3.	Execution of Warrant Certificates	1
Section 4.	Registration and Countersignature	1
Section 5.	Registration of Transfers and Exchanges; Transfer Restrictions	2
Section 6.	Terms of Warrants	3
(a)	Exercise Price and Exercise Period	3
(b)	Redemption of Warrants	4
(c)	Exercise Procedure	4
(d)	Cashless Exercise	5
(e)	Registration Requirement	6
Section 7.	Payment of Taxes	6
Section 8.	Mutilated or Missing Warrant Certificates	7
Section 9.	Reservation of Warrant Shares	7
Section 10.	Obtaining Stock Exchange Listings	7
Section 11.	Adjustment of Number of Warrant Shares	7
(a)	Adjustment for Change in Capital Stock	8
(b)	Adjustment for Rights Issue	8
(c)	Adjustment for Other Distributions	9
(d)	Adjustment for Common Stock Issue	10
(e)	Adjustment for Convertible Securities Issue	10
(f)	Adjustment for Tender or Exchange Offer	11
(g)	Consideration Received	12
(h)	Defined Terms; When De Minimis Adjustment May Be Deferred	13
(i)	When No Adjustment Required	13
(j)	Notice of Adjustment	13
(k)	Notice of Certain Transactions	14
(l)	Reorganization of Company	14
(m)	Warrant Agent's Disclaimer	15
(n)	When Issuance or Payment May Be Deferred	15
(o)	Adjustment in Exercise Price	15
(p)	Form of Warrants	16
(q)	Other Dilutive Events	16
Section 12.	Fractional Interests	16
Section 13.	Notices to Warrant Holders	16
Section 14.	Merger, Consolidation or Change of Name of Warrant Agent	17
Section 15.	Warrant Agent	18
Section 16.	Change of Warrant Agent	20
Section 17.	Notices to Company and Warrant Agent	20
Section 18.	Supplements and Amendments	21
Section 19.	Successors	21
Section 20.	Termination	21
Section 21.	Governing Law	21
Section 22.	Benefits of This Agreement	21
Section 23.	Counterparts	22
Section 24.	Force Majeure	22
EXHIBIT A	Form of Warrant
EXHIBIT B	LEGEND

C-i

        AMENDED AND RESTATED WARRANT AGREEMENT dated as of [                        ], 2009, between Kennedy-Wilson Holdings, Inc. (formerly Prospect Acquisition Corp.), a Delaware corporation (the "Company"), and Continental Stock Transfer & Trust Company, a New York corporation, as Warrant Agent (the "Warrant Agent").

        WHEREAS, on November 14, 2007, the Company issued (i) 5,250,000 warrants in a private placement bearing the legend set forth in Exhibit B hereto (the "Sponsors' Warrants"), and (ii) 25,000,000 warrants pursuant to a registration statement filed with the Securities and Exchange Commission (the "Public Warrants" and together with the Sponsors' Warrants, the "Warrants"), which in each case entitle the holders thereof to purchase shares of common stock of the Company, $0.0001 par value per share ("Common Stock," and the Common Stock issuable on exercise of the Warrants, the "Warrant Shares"); and

        WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing so to act, in connection with the issuance, transfer, exchange and exercise of Warrants and other matters as provided herein.

        NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

        SECTION 1.    Appointment of Warrant Agent.    The Company hereby appoints the Warrant Agent to act as agent for the Company in accordance with the instructions set forth hereinafter in this Agreement, and the Warrant Agent hereby accepts such appointment.

        SECTION 2.    Warrant Certificates.    The certificates evidencing the Warrants (the "Warrant Certificates") to be delivered pursuant to this Agreement shall be in registered form only and shall be substantially in the form set forth in Exhibit A attached hereto.

        SECTION 3.    Execution of Warrant Certificates.    Warrant Certificates shall be signed on behalf of the Company by its Chairman of the Board or its President or Chief Executive Officer or a Vice President and by its Secretary or an Assistant Secretary. Each such signature upon the Warrant Certificates may be in the form of a facsimile signature of the present or any future Chairman of the Board, President, Chief Executive Officer, Vice President, Secretary or Assistant Secretary and may be imprinted or otherwise reproduced on the Warrant Certificates and for that purpose the Company may adopt and use the facsimile signature of any person who shall have been Chairman of the Board, President, Chief Executive Officer, Vice President, Secretary or Assistant Secretary, notwithstanding the fact that at the time the Warrant Certificates shall be countersigned and delivered or disposed of he or she shall have ceased to hold such office.

        In case any officer of the Company who shall have signed any of the Warrant Certificates shall cease to be such officer before the Warrant Certificates so signed shall have been countersigned by the Warrant Agent, or disposed of by the Company, such Warrant Certificates nevertheless may be countersigned and delivered or disposed of as though such person had not ceased to be such officer of the Company; and any Warrant Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Warrant Certificate, shall be a proper officer of the Company to sign such Warrant Certificate, although at the date of the execution of this Warrant Agreement any such person was not such officer.

        Warrant Certificates shall be dated the date of countersignature by the Warrant Agent.

        SECTION 4.    Registration and Countersignature.    Warrant Certificates shall be countersigned by the Warrant Agent and shall not be valid for any purpose unless so countersigned. The Warrant Agent shall, upon written instructions of the Chairman of the Board, the President or Chief Executive Officer, a Vice President, the Treasurer or the Chief Financial Officer of the Company, countersign, issue and deliver Warrants as provided in this Agreement.

        The Company and the Warrant Agent may deem and treat the registered holder(s) of the Warrant Certificates as the absolute owner(s) thereof (notwithstanding any notation of ownership or other writing thereon made by anyone), for all purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

        SECTION 5.    Registration of Transfers and Exchanges; Transfer Restrictions.    The Warrant Agent shall from time to time, subject to the limitations of this Section 5, register the transfer of any outstanding Warrant Certificates upon the records to be maintained by it for that purpose, upon surrender thereof duly endorsed or accompanied (if so required by the Warrant Agent) by a written instrument or instruments of transfer in form satisfactory to the Warrant Agent, duly executed by the registered holder or holders thereof or by the duly appointed legal representative thereof or by a duly authorized attorney. Upon any such registration of transfer, a new Warrant Certificate shall be issued to the transferee(s) and the surrendered Warrant Certificate shall be cancelled by the Warrant Agent. Cancelled Warrant Certificates shall thereafter be disposed of by the Warrant Agent in its customary manner.

        The Sponsors' Warrants may not be sold or transferred prior to [                        ], 2009(1) (such date, the "Transfer Restriction Termination Date") except to a Permitted Transferee who agrees in writing with the Company (i) to be subject to such transfer restrictions and (ii) that such Sponsors' Warrants will be held in an escrow account established pursuant to the Escrow Agreement referred to below until the Transfer Restriction Termination Date. As used herein, "Permitted Transferee" means a transfer (i) to any officer or director of the Company, any affiliates or family members of any officer or director of the Company or any affiliates of any Sponsor (as defined herein), (ii) in the case of a natural person, by gift to a member of such person's immediate family or to a trust, the beneficiary of which is a member of such person's immediate family, an affiliate of such person or to a charitable organization, (iii) in the case of a natural person, by virtue of the laws of descent and distribution upon death of such person, (iv) with respect to any Sponsor, by virtue of the laws of Delaware or such Sponsor's organizational documents upon dissolution of such Sponsor, (v) in the case of a natural person, pursuant to a qualified domestic relations order, or (vi) in the event the Company's consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of the Company's stockholders having the right to exchange their shares of common stock for cash, securities or other property. Upon issuance, the Sponsors' Warrants will be deposited with the Continental Stock Transfer & Trust Company, as escrow agent (the "Escrow Agent") pursuant to the terms of the Escrow Agreement dated November 14, 2007 between the Company and the Escrow Agent, (the "Escrow Agreement"), where they will remain until the Transfer Restriction Termination Date.

        The holders of any Sponsors' Warrants or Warrant Shares issued upon exercise of any Sponsors' Warrants further agree prior to any transfer of such securities, to give written notice to the Company expressing its desire to effect such transfer and describing briefly the proposed transfer. Upon receiving such notice, the Company shall present copies thereof to its counsel and the holder agrees not to make any disposition of all or any portion of such securities unless and until:

          (a)   there is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement, in which case the legends set forth in Exhibit B or Section 6(c) hereof, as the case may be (collectively the "Legends") with respect to such securities sold pursuant to such registration statement shall be removed; or

          (b)   if reasonably requested by the Company, (A) the holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such Securities under the Securities Act, (B) the Company shall have received customary representations and warranties regarding the transferee that are reasonably satisfactory to the Company signed by the proposed transferee and (C) the Company shall have received an agreement by such transferee to the restrictions contained in the Legends.

(1)
30 days after the closing of the Merger.

        Subject to the terms of this Agreement, Warrant Certificates may be exchanged at the option of the holder(s) thereof, when surrendered to the Warrant Agent at its principal corporate trust office, which is currently located at the address listed in Section 17 hereof, for another Warrant Certificate or other Warrant Certificates of like tenor and representing in the aggregate a like number of Warrants. Any holder desiring to exchange a Warrant Certificate shall deliver a written request to the Warrant Agent, and shall surrender, duly endorsed or accompanied (if so required by the Warrant Agent) by a written instrument or instruments of transfer in form satisfactory to the Warrant Agent, the Warrant Certificate or Certificates to be so exchanged. Warrant Certificates surrendered for exchange shall be cancelled by the Warrant Agent. Such cancelled Warrant Certificates shall then be disposed of by such Warrant Agent in its customary manner.

        The Warrant Agent is hereby authorized to countersign, in accordance with the provisions of this Section 5 and of Section 4 hereof, the new Warrant Certificates required pursuant to the provisions of this Section 5.

        SECTION 6.    Terms of Warrants.

        (a)    Exercise Price and Exercise Period.

        The initial exercise price per share at which Warrant Shares shall be purchasable upon the exercise of Warrants (the "Exercise Price") shall be $12.50 per share, and each Warrant shall be initially exercisable to purchase one share of common stock of the Company, $0.0001 par value per share ("Common Stock"). The Sponsors' Warrants shall be exercisable on a cashless basis as set forth in Section 6(d) at the option of any Sponsor (as defined herein) or a Permitted Transferee.

        Subject to the terms of this Agreement (including without limitation Section 6(e) below), each Warrant holder shall have the right, which may be exercised commencing at the opening of business on the first day of the applicable Warrant Exercise Period set forth below and until 5:00 p.m., New York City time, on the last day of such Warrant Exercise Period, to receive from the Company the number of fully paid and nonassessable Warrant Shares which the holder may at the time be entitled to receive on exercise of such Warrants and payment of the Exercise Price then in effect for such Warrant Shares. No adjustments as to dividends will be made upon exercise of the Warrants.

        The "Warrant Exercise Period" shall commence (subject to Section 6(d) below), on [                        ], 2009(2) and shall end on the earlier of:

            (i)  November 14, 2013; and

           (ii)  the Business Day preceding the date on which such Warrants are redeemed pursuant to Section 6(b) below or expire pursuant to Section 6(f) below;

provided that the Sponsors' Warrants may not be exercised prior to the Transfer Restriction Termination Date.

        The "Closing Price" of the Common Stock on any date of determination means;

            (i)  the closing sale price for the regular trading session (without considering after hours or other trading outside regular trading session hours) of the Common Stock (regular way) on the American Stock Exchange on that date (or, if no closing price is reported, the last reported sale price during that regular trading session),

           (ii)  if the Common Stock is not listed for trading on the American Stock Exchange on that date, as reported in the composite transactions for the principal United States securities exchange on which the Common Stock is so listed,

          (iii)  if the Common Stock is not so reported, the last quoted bid price for the Common Stock in the over-the-counter market as reported by the OTC Bulletin Board, the National Quotation Bureau or similar organization, or

(2)
The date of the closing of the Merger.

          (iv)  if the Common Stock is not so quoted, the average of the mid-point of the last bid and ask prices for the Common Stock from at least three nationally recognized investment banking firms that the Company selects for this purpose.

        Each Warrant not exercised or redeemed prior to 5:00 p.m., New York City time, on the last day of the Warrant Exercise Period shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time.

        (b)    Redemption of Warrants.

        The Company may call the Warrants for redemption, in whole and not in part, at a price of $.01 per Warrant, upon not less than 30 days' prior written notice of redemption to each Warrantholder, at any time after such Warrants have become exercisable pursuant to Section 6(a), if, and only if, (i) the Closing Price has equaled or exceeded $19.50 per share for any 20 trading days within a 30-trading-day period ending on the third Business Day prior to the notice of redemption to Warrant holders and (ii) at all times between the date of such notice of redemption and the redemption date a registration statement is in effect covering the Warrant Shares issuable upon exercise of the Warrants and a current prospectus relating to those Warrant Shares is available.

        Upon a call for redemption of Warrants by the Company, the Company shall have the right to require all holders of Warrants subject to redemption who exercise such Warrants after the Company's call for redemption to do so on a cashless basis in accordance with the procedures set forth in Section 6(d).

        Notwithstanding the foregoing, no Sponsors' Warrants shall be redeemable so long as they are held by the purchasers set forth in Schedule I hereto (the "Sponsors") or a Permitted Transferee; provided that the fact that one or more Sponsors' Warrants are non-redeemable because they are held by a Sponsor or a Permitted Transferee shall not affect the Company's right to redeem the Public Warrants and all Sponsors' Warrants that are not held by a Sponsor or a Permitted Transferee pursuant to the preceding paragraph.

        (c)    Exercise Procedure.

        A Warrant may be exercised upon surrender to the Company at the principal stock transfer office of the Warrant Agent, which is currently located at the address listed in Section 17 hereof, of the certificate or certificates evidencing the Warrants to be exercised with the form of election to purchase on the reverse thereof duly filled in and signed and such other documentation as the Warrant Agent may reasonably request, and upon payment to the Warrant Agent for the account of the Company of the Exercise Price (adjusted as herein provided if applicable) for the number of Warrant Shares in respect of which such Warrants are then exercised. Subject to any Sponsor or Permitted Transferee's election to exercise its Sponsors' Warrants on a cashless basis as set forth in Section 6(d), payment of the aggregate Exercise Price shall be made in cash or by certified or official bank check payable to the order of the Company in New York Clearing House Funds, or the equivalent thereof. In no event will any Warrants be settled on a net cash basis.

        Subject to the provisions of Sections 6(e) and 7 hereof, upon such surrender of Warrants and payment of the Exercise Price, the Company shall issue and cause to be delivered with all reasonable dispatch to and in such name or names as the Warrant holder may designate, a certificate or certificates for the number of full Warrant Shares issuable upon the exercise of such Warrants together with cash as provided in Section 12 hereof. Such certificate or certificates shall be deemed to have been issued and any person so designated to be named therein shall be deemed to have become a holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the Exercise Price.

        The Warrants shall be exercisable, at the election of the holders thereof, either in full or from time to time in part and, in the event that a certificate evidencing Warrants is exercised in respect of fewer than all of the Warrant Shares issuable on such exercise at any time prior to the date of expiration of the Warrants, a new certificate evidencing the remaining Warrant or Warrants will be issued, and the Warrant Agent is hereby irrevocably authorized to countersign and to deliver the required new Warrant Certificate or Certificates pursuant to the provisions of this Section 6 and of Section 4 hereof, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose. The Warrant Agent may assume that any Warrant presented for exercise is permitted to be so exercised under applicable law and shall have no liability for acting in reliance on such assumption.

        All Warrant Certificates surrendered upon exercise of Warrants shall be canceled by the Warrant Agent. Such canceled Warrant Certificates shall then be disposed of by the Warrant Agent in its customary manner. The Warrant Agent shall account promptly to the Company with respect to Warrants exercised and concurrently pay to the Company all monies received by the Warrant Agent for the purchase of the Warrant Shares through the exercise of such Warrants.

        The Warrant Agent shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the holders with reasonable prior written notice during normal business hours at its office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

        Certificates evidencing Warrant Shares issued upon exercise of a Sponsors' Warrants shall contain the following legend:

        THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

        SECURITIES EVIDENCED BY THIS CERTIFICATE WILL BE ENTITLED TO REGISTRATION RIGHTS UNDER A REGISTRATION RIGHTS AGREEMENT TO BE EXECUTED BY THE COMPANY.

        (d)    Cashless Exercise.    The Sponsors' Warrants may be exercised on a cashless basis by any Sponsor or Permitted Transferee, at such Sponsor or Permitted Transferee's election (the "Cashless Exercise Election"). If any Sponsor or Permitted Transferee makes a Cashless Exercise Election with respect to any Sponsors' Warrants, then upon surrender of such Sponsors' Warrants in accordance with Section 6(c), the Company shall issue and cause to be delivered with all reasonable dispatch to and in such name or names as the Sponsors' Warrant holder may designate, a certificate or certificates for the number of full Warrant Shares issuable upon the exercise of such Sponsor Warrants computed by using the following formula:

X	=	(A)(Y) (B)

X	=	The number of Shares of common stock to be issued in connection with such exercise to the holder of the Sponsors' Warrants being exercised.
Y	=	The number of shares of Common Stock purchasable under the Sponsor Warrant upon such exercise.
A	=	The value of one Sponsors' Warrant as of the date of the exercise, which shall be determined by using the following formula:
A = B - the Exercise Price
B	=	The Fair market Value of a share of Common Stock.

        For purposes of this Section 6(d), the "Fair Market Value" of a share of Common Stock shall mean the average of the closing price of the Company's Common stock quoted on the American Stock Exchange for the ten (10) trading days ending on the trading day prior to the date of exercise. If the shares of Common Stock are traded on a securities exchange other than the American Stock Exchange, the Fair Market Value of a share of Common Stock shall mean the average of the closing prices of the Company's Common Stock quoted on such exchange for the ten (10) trading days ending on the trading day prior to the date of exercise. If the shares of Common Stock are not traded on the American Stock Exchange or any other exchange, the Fair Market Value shall be the price per share that the Company could obtain from a willing buyer for shares of Common Stock sold by the Company from authorized but unissued shares of Common Stock, as such prices shall be determined in good faith by the Company's Board of Directors.

        (e)    Registration Requirement.    Notwithstanding anything else in this Section 6, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Warrant Shares to be issued upon exercise is effective under the Act and (ii) a prospectus thereunder relating to the Warrant Shares is current. The Company shall use its best efforts to have a registration statement in effect covering Warrant Shares issuable upon exercise of the Warrants from the date the Warrants become exercisable and to maintain a current prospectus relating to those Warrant Shares until the Warrants expire or are redeemed. In the event that, at the end of the Warrant Exercise Period, a registration statement covering the Warrant Shares to be issued upon exercise is not effective under the Act, all the rights of holders hereunder shall terminate and all of the Warrants shall expire unexercised and worthless, and as a result purchasers of the Units will have paid the full Unit purchase price solely for the share of Common Stock included in each Unit. In no event shall the Warrants be settled on a net cash basis nor shall the Company be required to issue unregistered shares upon the exercise of any Warrant.

        SECTION 7.    Payment of Taxes.    The Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the registered holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

        SECTION 8.    Mutilated or Missing Warrant Certificates.    In case any of the Warrant Certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue and the Warrant Agent shall countersign, in exchange and substitution for and upon cancellation of the mutilated Warrant Certificate, or in lieu of and substitution for the Warrant Certificate lost, stolen or destroyed, a new Warrant Certificate of like tenor and representing an equivalent number of Warrants, but only upon receipt of evidence satisfactory to the Company and the Warrant Agent of such loss, theft or destruction of such Warrant Certificate and indemnity, also satisfactory to the Company and the Warrant Agent. Applicants for such new Warrant Certificates must pay such reasonable charges as the Company may prescribe.

        SECTION 9.    Reservation of Warrant Shares.    The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all outstanding Warrants. The Warrant Agent shall have no duty to verify availability of such shares set aside by the Company.

        The Company or, if appointed, the transfer agent for the Common Stock (the "Transfer Agent") and every subsequent transfer agent for any shares of the Company's Common Stock issuable upon the exercise of any of the Warrants will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company's Common Stock issuable upon the exercise of the Warrants. The Warrant Agent is hereby irrevocably authorized to requisition from time to time from such Transfer Agent the stock certificates required to honor outstanding Warrants upon exercise thereof in accordance with the terms of this Agreement. The Company will supply such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 12 hereof. The Company will furnish such Transfer Agent a copy of all notices of adjustments and certificates related thereto, transmitted to each holder pursuant to Section 13 hereof.

        Before taking any action which would cause an adjustment pursuant to Section 11 hereof to reduce the Exercise Price below the then par value (if any) of the Warrant Shares, the Company will take any commercially reasonable corporate action which may, in the opinion of its counsel (which may be counsel employed by the Company), be necessary in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares at the Exercise Price as so adjusted.

        The Company covenants that all Warrant Shares which may be issued upon exercise of Warrants will, upon payment of the Exercise Price therefor and issue, be fully paid, nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issue thereof.

        SECTION 10.    Obtaining Stock Exchange Listings.    The Company will from time to time take all commercially reasonable actions which may be necessary so that the Warrant Shares, immediately upon their issuance upon the exercise of Warrants, will be listed on the principal securities exchanges and markets within the United States of America, if any, on which other shares of Common Stock are then listed.

        SECTION 11.    Adjustment of Number of Warrant Shares.

        The number of Warrant Shares issuable upon the exercise of each Warrant is subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 11. For purposes of this Section 11, "Common Stock" means shares now or hereafter authorized of any class of common stock of the Company and any other stock of the Company, however designated, that has the right

(subject to any prior rights of any class or series of preferred stock) to participate in any distribution of the assets or earnings of the Company without limit as to per share amount.

        (a)    Adjustment for Change in Capital Stock.

        If the Company:

          (1)   pays a dividend or makes a distribution on its Common Stock in either case in shares of its Common Stock;

          (2)   subdivides its outstanding shares of Common Stock into a greater number of shares;

          (3)   combines its outstanding shares of Common Stock into a smaller number of shares;

          (4)   makes a distribution on its Common Stock in shares of its capital stock other than Common Stock; or

          (5)   issues by reclassification of its Common Stock any shares of its capital stock,

then the number of shares of Common Stock issuable upon exercise of each Warrant immediately prior to such action shall be proportionately adjusted so that the holder of any Warrant thereafter exercised shall receive the aggregate number and kind of shares of capital stock of the Company which he would have owned immediately following such action if such Warrant had been exercised immediately prior to such action.

        The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

        Such adjustment shall be made successively whenever any event listed above shall occur.

        (b)    Adjustment for Rights Issue.

        If the Company distributes any rights, options or warrants to all holders of its Common Stock entitling them to purchase shares of Common Stock at a price per share less than the Closing Price per share on the Business Day immediately preceding the ex-dividend date for such distribution of rights, options or warrants, the number of shares of Common Stock issuable upon exercise of each Warrant shall be adjusted in accordance with the formula:

N'	=	N	×	O + A O + (A × P/M)

        where:

N'	=	the adjusted number of shares of Common Stock issuable upon exercise of each Warrant.
N	=	the current number of shares of Common Stock issuable upon exercise of each Warrant.
O	=	the number of shares of Common Stock outstanding on the record date for such distribution.
A	=	the number of additional shares of Common Stock issuable pursuant to such rights or warrants.
P	=	the purchase price per share of the additional shares.
M	=	the Closing Price per share of Common Stock on the record date.

        The adjustment shall be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the record date for the determination of stockholders entitled to receive the rights, options or warrants. If at the end of the period during which such rights, options or warrants are exercisable, not all rights, options or warrants shall have been exercised, the number of shares of Common Stock issuable upon exercise of each Warrant shall be immediately readjusted to what it would have been if "N" in the above formula had been the number of shares actually issued.

        (c)    Adjustment for Other Distributions.

        If the Company distributes to all holders of its Common Stock any of its assets (including cash) or debt securities or any rights, options or warrants to purchase debt securities, assets or other securities of the Company (other than Common Stock), the number of shares of Common Stock issuable upon exercise of each Warrant shall be adjusted in accordance with the formula:

N'	=	N	×	M M - F

        where:

N'	=	the adjusted number of shares of Common Stock issuable upon exercise of each Warrant.
N	=	the current number of shares of Common Stock issuable upon exercise of each Warrant.
M	=	the Closing Price per share of Common Stock on the Business Day immediately preceding the ex-dividend date for such distribution.
F	=
the fair market value on the ex-dividend date for such distribution of the assets, securities, rights or warrants distributable to one share of Common Stock after taking into account, in the case of any rights, options or warrants, the consideration required to be paid upon exercise thereof. The Board of Directors shall reasonably determine the fair market value in good faith.

        The adjustment shall be made successively whenever any such distribution is made and shall become effective immediately after the record date for the determination of stockholders entitled to receive such distribution.

        This subsection (c) does not apply to regular quarterly cash dividends including increases thereof or rights, options or warrants referred to in subsection (b) of this Section 11. If any adjustment is made pursuant to this subsection (c) as a result of the issuance of rights, options or warrants and at the end of the period during which any such rights, options or warrants are exercisable, not all such rights, options or warrants shall have been exercised, the Warrant shall be immediately readjusted as if "F" in the above formula was the fair market value on the ex-dividend date for such distribution of the indebtedness or assets actually distributed upon exercise of such rights, options or warrants divided by the number of shares of Common Stock outstanding on the ex-dividend date for such distribution. Notwithstanding anything to the contrary contained in this subsection (c), if "M - F" in the above formula is less than $1.00, the Company may elect to, and if "M - F" or is a negative number, the Company shall, in lieu of the adjustment otherwise required by this subsection (c), distribute to the holders of the Warrants, upon exercise thereof, the evidences of indebtedness, assets, rights, options or warrants (or the proceeds thereof) which would have been distributed to such holders had such Warrants been exercised immediately prior to the record date for such distribution.

        (d)    Adjustment for Common Stock Issue.

        If the Company issues shares of Common Stock for a consideration per share less than the Closing Price per share on the date the Company fixes the offering price of such additional shares, the number of shares of Common Stock issuable upon exercise of each Warrant shall be adjusted in accordance with the formula:

N'	=	N	×	A O + P/M

        where:

N'	=	the adjusted number of shares of Common Stock issuable upon exercise of each Warrant.
N	=	the current number of shares of Common Stock issuable upon exercise of each Warrant.
O	=	the number of shares outstanding immediately prior to the issuance of such additional shares.
P	=	the aggregate consideration received for the issuance of such additional shares.
M	=	the Closing Price per share on the date of issuance of such additional shares.
A	=	the number of shares outstanding immediately after the issuance of such additional shares.

        The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

        This subsection (d) does not apply to:

          (1)   any of the transactions described in subsections (b) and (c) of this Section 11,

          (2)   the exercise of Warrants, or the conversion or exchange of other securities convertible or exchangeable for Common Stock, or the issuance of Common Stock upon the exercise of rights or warrants issued to the holders of Common Stock,

          (3)   Common Stock (and options exercisable therefor) issued to the Company's employees, officers, directors, consultants or advisors (whether or not still in such capacity on the date of exercise) under bona fide employee benefit plans or stock option plans adopted by the Board of Directors of the Company and approved by the holders of Common Stock when required by law, if such Common Stock would otherwise be covered by this subsection (d),

          (4)   Common Stock issued in a bona fide public offering for cash,

          (5)   Common Stock issued in a bona fide private placement in which at least one non-affiliate of the Company participates, including without limitation the issuance of equity as consideration or partial consideration for acquisitions from persons that are not affiliates of the Company.

        (e)    Adjustment for Convertible Securities Issue.

        If the Company issues any securities convertible into or exchangeable for Common Stock (other than securities issued in transactions described in subsections (b) and (c) of this Section 11) for a consideration per share of Common Stock initially deliverable upon conversion or exchange of such securities less than the Closing Price per share on the date of issuance of such securities, the number of shares of Common Stock issuable upon exercise of each Warrant shall be adjusted in accordance with this formula:

N'	=	N	×	O + D O + P/M

        where:

N'	=	the adjusted number of shares of Common Stock issuable upon exercise of each Warrant.
N	=	the current number of shares of Common Stock issuable upon exercise of each Warrant.
O	=	the number of shares outstanding immediately prior to the issuance of such securities.
P	=	the aggregate consideration received for the issuance of such securities.
M	=	the Closing Price per share on the date of issuance of such securities.
D	=	the maximum number of shares deliverable upon conversion or in exchange for such securities at the initial conversion or exchange rate.

        The adjustment shall be made successively whenever any such issuance is made, and shall become effective immediately after such issuance.

        If all of the Common Stock deliverable upon conversion or exchange of such securities have not been issued when such securities are no longer outstanding, then the number of shares of Common Stock issuable upon exercise of each Warrant shall promptly be readjusted to what it would have been had the adjustment upon the issuance of such securities been made on the basis of the actual number of shares of Common Stock issued upon conversion or exchange of such securities.

        This subsection (e) does not apply to:

          (1)   convertible securities issued in a bona fide public offering for cash; or

          (2)   convertible securities issued in a bona fide private placement in which at least one non-affiliate of the Company participates, including the issuance of convertible securities as consideration or partial consideration for acquisitions from persons that are not affiliates of the Company.

        (f)    Adjustment for Tender or Exchange Offer.    If the Company or any of its subsidiaries makes a payment in respect of a tender offer or exchange offer for the Common Stock, if the cash and value of any other consideration included in the payment per share of the Common Stock exceeds the Closing Price of the Common Stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the number of shares of Common Stock issuable upon exercise of each Warrant will be increased based on the following formula:

N'	=	No	×	AC + (SP' × OS') OSo × SP'

        where:

N'	=	the adjusted number of shares of Common Stock issuable upon exercise of each Warrant;
No	=	the current number of shares of Common Stock issuable upon exercise of each warrant;
AC	=	the aggregate value of all cash and any other consideration (as determined by the Board of Directors of the Company) paid or payable for shares purchased in such tender or exchange offer;
OSo	=	the number of shares of Common Stock outstanding immediately prior to the date such tender or exchange offer expires;
OS'	=	the number of shares of Common Stock outstanding immediately after the date such tender or exchange offer expires; and
SP'	=	the Closing Price of the Common Stock on the trading day next succeeding the date such tender or exchange offer expires.

        The adjustment shall be made successively and shall become effective immediately following the date such tender or exchange offer expires.

        (g)    Consideration Received.

        For purposes of any computation respecting consideration received pursuant to subsections (d), (e) and (f) of this Section 11, the following shall apply:

          (1)   in the case of the issuance of shares of Common Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Company for any underwriting or other sale or disposition of the issue or otherwise in connection therewith;

          (2)   in the case of the issuance of shares of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined by the Board of Directors of the Company (irrespective of the accounting treatment thereof) and described in a Board resolution which shall be filed with the Warrant Agent; and

          (3)   in the case of the issuance of securities convertible into or exchangeable for shares, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof for the maximum number of shares used to calculate the adjustment (the consideration in each case to be determined in the same manner as provided in clauses (1) and (2) of this subsection).

        (h)    Defined Terms; When De Minimis Adjustment May Be Deferred.

        As used in this section 11:

          (1)   "ex-dividend date" means the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance or distribution in question;

          (2)   "trading day" means, with respect to the Common Stock or any other security, a day during which (i) trading in the Common Stock or such other security generally occurs, (ii) there is no market disruption event (as defined below) and (iii) a Closing Price for the Common Stock or such other security (other than a Closing Price referred to in the next to last clause of such definition) is available for such day; provided that if the Common Stock or such other security is not admitted for trading or quotation on or by any exchange, bureau or other organization, "trading day" will mean any Business Day;

          (3)   "market disruption event" means, with respect to the Common Stock or any other security, the occurrence or existence of more than one-half hour period in the aggregate or any scheduled trading day for the Common Stock or such other security of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in the Common Stock or such other security or in any options, contract, or future contracts relating to the Common Stock or such other security, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York time) on such day; and

          (4)   "Business Day" means, any day on which the American Stock Exchange is open for trading and which is not a Saturday, a Sunday or any other day on which banks in the City of New York, New York, are authorized or required by law to close.

        No adjustment in the number of shares of Common Stock issuable upon exercise of each Warrant need be made unless the adjustment would require an increase or decrease of at least 1% in such number. Any adjustments that are not made shall be carried forward and taken into account in any subsequent adjustment.

        All calculations under this Section 11 shall be made to the nearest cent or to the nearest 1/100th of a share, as the case may be.

        (i)    When No Adjustment Required.

        No adjustment need be made for a transaction referred to in subsections (b), (c), (d), (e) or (f) of this Section 11 if Warrant holders are to participate, without requiring the Warrants to be exercised, in the transaction on a basis and with notice that the Board of Directors of the Company reasonably determines to be fair and appropriate in light of the basis and notice on which holders of Common Stock participate in the transaction.

        No adjustment need be made for a change in the par value or no par value of the Common Stock.

        To the extent the Warrants become convertible into cash, no adjustment need be made thereafter as to the amount of cash into which such Warrants are exercisable. Interest will not accrue on the cash.

        (j)    Notice of Adjustment.

        Whenever the number of shares of Common Stock issuable upon exercise of each Warrant is adjusted, the Company shall provide the notices required by Section 13 hereof.

        (k)    Notice of Certain Transactions.

        If:

          (1)   the Company takes any action that would require an adjustment in the Exercise Price pursuant to subsections (a), (b), (c), (d), (e) or (f) of this Section 11 and if the Company does not arrange for Warrant holders to participate pursuant to subsection (i) of this Section 11;

          (2)   the Company takes any action that would require a supplemental Warrant Agreement pursuant to subsection (l) of this Section 11; or

          (3)   there is a liquidation or dissolution of the Company,

the Company shall mail to Warrant holders a notice stating the proposed record date for a dividend or distribution or the proposed effective date of a subdivision, combination, reclassification, consolidation, merger, transfer, lease, liquidation or dissolution. The Company shall mail the notice at least 15 days before such date. Failure to mail the notice or any defect in it shall not affect the validity of the transaction.

        (l)    Reorganization of Company.

        If the Company consolidates or merges with or into, or transfers or leases all or substantially all its assets to, any person, upon consummation of such transaction the Warrants shall automatically become exercisable for the kind and amount of securities, cash or other assets which the holder of a Warrant would have owned immediately after the consolidation, merger, transfer or lease if such holder had exercised the Warrant immediately before the effective date of the transaction; provided that (i) if the holders of Common Stock were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per share by the holders of Common Stock in such consolidation or merger that affirmatively make such election or (ii) if a tender or exchange offer shall have been made to and accepted by the holders of Common Stock under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Common Stock, the holder of a Warrant shall be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 11. Concurrently with the consummation of any such transaction, the corporation or other entity formed by or surviving any such consolidation or merger if other than the Company, or the person to which such sale or conveyance shall have been made, shall enter into a supplemental Warrant Agreement so providing and further providing for adjustments which shall be as nearly equivalent as may be practical to the adjustments provided for in this Section. The successor Company shall mail to Warrant holders a notice describing the supplemental Warrant Agreement.

        If the issuer of securities deliverable upon exercise of Warrants under the supplemental Warrant Agreement is an affiliate of the formed, surviving, transferee or lessee corporation, that issuer shall join in the supplemental Warrant Agreement.

        If this subsection (l) applies, subsections (a), (b), (c), (d), (e) and (f) of this Section 11 do not apply.

        (m)    Warrant Agent's Disclaimer.

        The Warrant Agent has no duty to determine when an adjustment under this Section 11 should be made, how it should be made or what it should be. The Warrant Agent has no duty to determine whether any provisions of a supplemental Warrant Agreement under subsection (l) of this Section 11 are correct. The Warrant Agent makes no representation as to the validity or value of any securities or assets issued upon exercise of Warrants. The Warrant Agent shall not be responsible for the Company's failure to comply with this Section.

        (n)    When Issuance or Payment May Be Deferred.

        In any case in which this Section 11 shall require that an adjustment in the number of shares of Common Stock issuable upon exercise of each Warrant be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (i) issuing to the holder of any Warrant exercised after such record date the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise over and above the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise on the basis of the number of shares of Common Stock issuable upon exercise of each Warrant and (ii) paying to such holder any amount in cash in lieu of a fractional share pursuant to Section 12 hereof; provided, however, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Warrant Shares, other capital stock and cash upon the occurrence of the event requiring such adjustment.

        (o)    Adjustment in Exercise Price.

        Upon each event that provides for an adjustment of the number of shares of Common Stock issuable upon exercise of each Warrant pursuant to this Section 11, each Warrant outstanding prior to the making of the adjustment shall thereafter have an adjusted Exercise Price (calculated to the nearest ten millionth) obtained from the following formula:

E'	=	E	×	N N'

        where:

E'	=	the adjusted Exercise Price.
E	=	the Exercise Price prior to adjustment.
N'	=	the adjusted number of Warrant Shares issuable upon exercise of a Warrant by payment of the adjusted Exercise Price.
N	=	the number of Warrant Shares previously issuable upon exercise of a Warrant by payment of the Exercise Price prior to adjustment.

        Following any adjustment to the Exercise Price pursuant to this Section 11, the amount payable, when adjusted and together with any consideration allocated to the issuance of the Warrants, shall never be less than the par value per Warrant Share at the time of such adjustment. Such adjustment shall be made successively whenever any event listed above shall occur.

        (p)    Form of Warrants.

        Irrespective of any adjustments in the number or kind of shares issuable upon the exercise of the Warrants or the Exercise Price, Warrants theretofore or thereafter issued may continue to express the same number and kind of shares and Exercise Price as are stated in the Warrants initially issuable pursuant to this Agreement.

        (q)    Other Dilutive Events.

        In case any event shall occur affecting the Company, as to which the provisions of this Section 11 are not strictly applicable, but would impact the holders of Warrants adversely as compared to holders of Common Stock, and the failure to make any adjustment would not fairly protect the purchase rights represented by the Warrants in accordance with the essential intent and principles of this Section then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing which shall give their opinion upon the adjustment, if any, on a basis consistent with the essential intent and principles established in this Section 11, necessary to preserve, without dilution, the purchase rights represented by the Warrants.

        SECTION 12.    Fractional Interests.    The Company shall not be required to issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 12, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the fair market value on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction.

        SECTION 13.    Notices to Warrant Holders.    Upon any adjustment of the Exercise Price pursuant to Section 11, the Company shall promptly thereafter, and in any event within five days, (i) cause to be filed with the Warrant Agent a certificate executed by the Chief Financial Officer of the Company setting forth the number of Warrant Shares issuable upon exercise of each Warrant after such adjustment and setting forth in reasonable detail the method of calculation and the facts upon which such calculations are based, and () cause to be given to each of the registered holders of the Warrant Certificates at his address appearing on the Warrant register written notice of such adjustments by first-class mail, postage prepaid. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 13. The Warrant Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall not be deemed to have knowledge of such adjustment unless and until it shall have received such certificate.

        In case:

          (a)   the Company shall authorize the issuance to all holders of shares of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants; or

          (b)   the Company shall authorize the distribution to all holders of shares of Common Stock of evidences of its indebtedness or assets (other than regular cash dividends or dividends payable in shares of Common Stock or distributions referred to in subsection (b) of Section 11 hereof); or

          (c)   of any consolidation or merger to which the Company is a party and for which approval of any shareholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Common Stock; or

          (d)   of the voluntary or involuntary dissolution, liquidation or winding up of the Company; or

          (e)   the Company proposes to take any action not specified above which would require an adjustment of the Exercise Price pursuant to Section 11 hereof;

        then the Company shall cause to be filed with the Warrant Agent and shall cause to be given to each of the registered holders of the Warrant Certificates at his address appearing on the Warrant register, at least 10 calendar days prior to the applicable record date hereinafter specified, or as promptly as practicable under the circumstances in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice stating (i) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, or (ii) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (iii) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure to give the notice required by this Section 13 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

        Nothing contained in this Agreement or in any of the Warrant Certificates shall be construed as conferring upon the holders thereof the right to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of Directors of the Company or any other matter, or any rights whatsoever as shareholders of the Company.

        SECTION 14.    Merger, Consolidation or Change of Name of Warrant Agent.    Any corporation into which the Warrant Agent may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any corporation succeeding to all or substantially all the corporate trust or agency business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor warrant agent under the provisions of Section 16. In case at the time such successor to the Warrant Agent shall succeed to the agency created by this Agreement, and in case at that time any of the Warrant Certificates shall have been countersigned but not delivered, any such successor to the Warrant Agent may adopt the countersignature of the original Warrant Agent; and in case at that time any of the Warrant Certificates shall not have been countersigned, any successor to the Warrant Agent may countersign such Warrant Certificates either in the name of the predecessor Warrant Agent or in the name of the successor to the Warrant Agent; and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.

        In case at any time the name of the Warrant Agent shall be changed and at such time any of the Warrant Certificates shall have been countersigned but not delivered, the Warrant Agent whose name has been changed may adopt the countersignature under its prior name, and in case at that time any of the Warrant Certificates shall not have been countersigned, the Warrant Agent may countersign such Warrant Certificates either in its prior name or in its changed name, and in all such cases such Warrant Certificates shall have the full force and effect provided in the Warrant Certificates and in this Agreement.

        SECTION 15.    Warrant Agent.    The Warrant Agent undertakes the duties and obligations imposed by this Agreement (and no implied duties or obligations shall be read into this Agreement against the Warrant Agent) upon the following terms and conditions, by all of which the Company and the holders of Warrants, by their acceptance thereof, shall be bound:

          (a)   The statements contained herein and in the Warrant Certificates shall be taken as statements of the Company and the Warrant Agent assumes no responsibility for the correctness of any of the same except such as describe the Warrant Agent or action taken or to be taken by it. The Warrant Agent assumes no responsibility with respect to the distribution of the Warrant Certificates except as herein otherwise provided.

          (b)   The Warrant Agent shall not be responsible for any failure of the Company to comply with any of the covenants contained in this Agreement or in the Warrant Certificates to be complied with by the Company.

          (c)   The Warrant Agent may consult at any time with counsel of its own selection (who may be counsel for the Company) and the Warrant Agent shall incur no liability or responsibility to the Company or to any holder of any Warrant Certificate in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion or the advice of such counsel. The Warrant Agent may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or through agents or attorneys and the Warrant Agent shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder.

          (d)   The Warrant Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Warrant Agent and conforming to the requirements of this Agreement. The Warrant Agent shall incur no liability or responsibility to the Company or to any holder of any Warrant Certificate for any action taken in reliance on any Warrant Certificate, certificate of shares, notice, resolution, waiver, consent, order, certificate, or other paper, document or instrument (whether in its original or facsimile form) believed by it to be genuine and to have been signed, sent or presented by the proper party or parties.

          (e)   The Company agrees to pay to the Warrant Agent such compensation for all services rendered by the Warrant Agent in the administration and execution of this Agreement as the Company and the Warrant Agent shall agree in writing to reimburse the Warrant Agent for all expenses, taxes and governmental charges and other charges of any kind and nature incurred by the Warrant Agent in the execution of this Agreement (including fees and expenses of its counsel) and to indemnify the Warrant Agent (and any predecessor Warrant Agent) and save it harmless against any and all claims (whether asserted by the Company, a holder or any other person), damages, losses, expenses (including taxes other than taxes based on the income of the Warrant Agent), liabilities, including judgments, costs and counsel fees and expenses, for anything done or omitted by the Warrant Agent in the execution of this Agreement except as a result of its negligence or willful misconduct. The provisions of this Section 15(e) shall survive the expiration of the Warrants and the termination of this Agreement.

          (f)    The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or one or more registered holders of Warrant Certificates shall furnish the Warrant Agent with security and indemnity satisfactory to it for any costs and expenses which may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as it may consider proper, whether with or without any such security or indemnity. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrant Certificates or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as Warrant Agent and any recovery of judgment shall be for the ratable benefit of the registered holders of the Warrants, as their respective rights or interests may appear.

          (g)   The Warrant Agent, and any stockholder, director, officer or employee of it, may buy, sell or deal in any of the Warrants or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Warrant Agent under this Agreement. Nothing herein shall preclude the Warrant Agent from acting in any other capacity for the Company or for any other legal entity.

          (h)   The Warrant Agent shall act hereunder solely as agent for the Company, and its duties shall be determined solely by the provisions hereof. The Warrant Agent shall not be liable for anything which it may do or refrain from doing in connection with this Agreement except for its own negligence or willful misconduct. The Warrant Agent shall not be liable for any error of judgment made in good faith by it, unless it shall be proved that the Warrant Agent was negligent in ascertaining the pertinent facts. Notwithstanding anything in this Agreement to the contrary, in no event shall the Warrant Agent be liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Warrant Agent has been advised of the likelihood of the loss or damage and regardless of the form of the action.

          (i)    The Warrant Agent shall not at any time be under any duty or responsibility to any holder of any Warrant Certificate to make or cause to be made any adjustment of the Exercise Price or number of the Warrant Shares or other securities or property deliverable as provided in this Agreement, or to determine whether any facts exist which may require any of such adjustments, or with respect to the nature or extent of any such adjustments, when made, or with respect to the method employed in making the same. The Warrant Agent shall not be accountable with respect to the validity or value or the kind or amount of any Warrant Shares or of any securities or property which may at any time be issued or delivered upon the exercise of any Warrant or with respect to whether any such Warrant Shares or other securities will when issued be validly issued and fully paid and nonassessable, and makes no representation with respect thereto.

          (j)    Notwithstanding anything in this Agreement to the contrary, neither the Company nor the Warrant Agent shall have any liability to any holder of a Warrant Certificate or other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation; provided that (i) the Company must use its reasonable best efforts to have any such order, decree or ruling lifted or otherwise overturned as soon as possible and (ii) nothing in this Section 15(j) shall affect the Company's obligation under Section 6(d) to use its best efforts to have a registration statement in effect covering the Warrant Shares issuable upon exercise of the Warrants and to maintain a current prospectus relating to those Warrant Shares.

          (k)   Any application by the Warrant Agent for written instructions from the Company may, at the option of the Warrant Agent, set forth in writing any action proposed to be taken or omitted by the Warrant Agent under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Warrant Agent shall not be liable for any action taken by, or omission of, the Warrant Agent in accordance with a proposal included in such application on or after the date specified in such application (which date shall not be less than three Business Days after the date any officer of the Company actually receives such application, unless any such officer shall have consented in writing to any earlier date) unless prior to taking any such action (or the effective date in the case of an omission), the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

          (l)    No provision of this Agreement shall require the Warrant Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights.

          (m)  In addition to the foregoing, the Warrant Agent shall be protected and shall incur no liability for, or in respect of, any action taken or omitted by it in connection with its administration of this Agreement if such acts or omissions are not the result of the Warrant Agent's reckless disregard of its duty, gross negligence or willful misconduct and are in reliance upon (i) the proper execution of the certification concerning beneficial ownership appended to the form of assignment and the form of the election attached hereto unless the Warrant Agent shall have actual knowledge that, as executed, such certification is untrue, or (ii) the non-execution of such certification including, without limitation, any refusal to honor any otherwise permissible assignment or election by reason of such non-execution.

        SECTION 16.    Change of Warrant Agent.    The Warrant Agent may at any time resign as Warrant Agent upon written notice to the Company. If the Warrant Agent shall become incapable of acting as Warrant Agent, the Company shall appoint a successor to such Warrant Agent. If the Company shall fail to make such appointment within a period of 30 days after it has been notified in writing of such resignation or of such incapacity by the Warrant Agent or by the registered holder of a Warrant Certificate, then the registered holder of any Warrant Certificate or the Warrant Agent may apply, at the expense of the Company, to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Pending appointment of a successor to such Warrant Agent, either by the Company or by such a court, the duties of the Warrant Agent shall be carried out by the Company. The holders of a majority of the unexercised Warrants shall be entitled at any time to remove the Warrant Agent and appoint a successor to such Warrant Agent. If a Successor Warrant Agent shall not have been appointed within 30 days of such removal, the Warrant Agent may apply, at the expense of the Company, to any court of competent jurisdiction for the appointment of a successor to the Warrant Agent. Such successor to the Warrant Agent need not be approved by the Company or the former Warrant Agent. After appointment the successor to the Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Warrant Agent without further act or deed; but the former Warrant Agent upon payment of all fees and expenses due it and its agents and counsel shall deliver and transfer to the successor to the Warrant Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Failure to give any notice provided for in this Section 16, however, or any defect therein, shall not affect the legality or validity of the appointment of a successor to the Warrant Agent.

        SECTION 17.    Notices to Company and Warrant Agent.    Any notice or demand authorized by this Agreement to be given or made by the Warrant Agent or by the registered holder of any Warrant Certificate to or on the Company shall be sufficiently given or made when and if deposited in the mail, first class or registered, postage prepaid, addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

    Kennedy-Wilson Holdings, Inc.
    9130 Galleria Court, Suite 318
    Naples, FL 34109
    Fax No.: (239) 254-4481
    Attention: Chief Executive Officer

        In case the Company shall fail to maintain such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations may be made and notices and demands may be served at the principal corporate trust office of the Warrant Agent.

        Any notice pursuant to this Agreement to be given by the Company or by the registered holder(s) of any Warrant Certificate to the Warrant Agent shall be sufficiently given when and if deposited in the mail, first-class or registered, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the Company) to the Warrant Agent as follows:

    Continental Stock Transfer & Trust Company
    17 Battery Place
    New York, NY 10004
    Fax No.: (212) 509-5150
    Attention: Compliance Department

        SECTION 18.    Supplements and Amendments.    The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any holders of Warrant Certificates in order to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provision herein, or to make any other provisions in regard to matters or questions arising hereunder which the Company and the Warrant Agent may deem necessary or desirable and which shall not in any way adversely affect the interests of the holders of Warrant Certificates theretofore issued. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 18, the Warrant Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the prior written consent of the Warrant Agent must be obtained in connection with any supplement or amendment which alters the rights or duties of the Warrant Agent. The Company and the Warrant Agent may amend any provision herein with the consent of the holders of Warrants exercisable for a majority of the Warrant Shares issuable on exercise of all outstanding Warrants that would be affected by such amendment.

        SECTION 19.    Successors.    All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

        SECTION 20.    Termination.    This Agreement will terminate on any earlier date if all Warrants have been exercised or expired without exercise. The provisions of Section 15 hereof shall survive such termination.

        SECTION 21.    Governing Law.    This Agreement and each Warrant Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of New York and for all purposes shall be construed in accordance with the internal laws of said State. The parties agree that, all actions and proceedings arising out of this Agreement or any of the transactions contemplated hereby, shall be brought in the United States District Court for the Southern District of New York or in a New York State Court in the County of New York and that, in connection with any such action or proceeding, submit to the jurisdiction of, and venue in, such court. Each of the parties hereto also irrevocably waives all right to trial by jury in any action, proceeding or counterclaim arising out of this Agreement or the transactions contemplated hereby.

        SECTION 22.    Benefits of This Agreement.    Nothing in this Agreement shall be construed to give to any person or corporation other than the Company, the Warrant Agent and the registered holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Agreement, and this Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the registered holders of the Warrant Certificates.

        SECTION 23.    Counterparts.    This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

        SECTION 24.    Force Majeure.    In no event shall the Warrant Agent be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused by, directly or indirectly, forces beyond its reasonable control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software or hardware) services.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

KENNEDY-WILSON HOLDINGS, INC.
By:
Name: Title:
CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent
By:
Name: Title:

Schedule I

Sponsor	Sponsor Warrants
Flat Ridge Investments LLC	3,150,000
LLM Structured Equity Fund L.P.	1,646,400
LLM Investors L.P.	33,600
Capital Management Systems, Inc.	420,000

EXHIBIT A

[Form of Warrant Certificate]

[Face]

NUMBER	WARRANTS

THIS WARRANT WILL BE VOID IF NOT EXERCISED PRIOR TO
5:00 P.M. NEW YORK CITY TIME, NOVEMBER 14, 2013

KENNEDY-WILSON HOLDINGS, INC.
Incorporated Under the Laws of the State of Delaware

CUSIP

WARRANT CERTIFICATE

        This Warrant Certificate certifies that             , or registered assigns, is the registered holder of              warrants (the "Warrants") to purchase shares of Common Stock, $.0001 par value (the "Common Stock"), of Kennedy-Wilson Holdings, Inc. (formerly Prospect Acquisition Corp.), a Delaware corporation (the "Company"). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to purchase from the Company that number of fully paid and non-assessable shares of Common Stock (each, a "Warrant Share") as set forth below at the exercise price (the "Exercise Price") as determined pursuant to the Warrant Agreement payable in lawful money of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent, but only subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

        Each Warrant is initially exercisable for one fully paid and non-assessable share of Common Stock. The number of Warrant Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

        The initial Exercise Price per share of Common Stock for any Warrant is equal to $12.50 per share. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

        Warrants may be exercised only during the Warrant Exercise Period subject to the conditions set forth in the Warrant Agreement and to the extent not exercised by the end of such Warrant Exercise Period such Warrants shall become void.

        Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

        This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

        This Warrant Certificate shall be governed and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

KENNEDY-WILSON HOLDINGS, INC.
By:	William J. McMorrow President
By:	Freeman A. Lyle Secretary

Countersigned:
Dated:                         , 20
CONTINENTAL STOCK TRANSFER & TRUST COMPANY,
as Warrant Agent

By:	Authorized Signatory

[Form of Warrant Certificate]

[Reverse]

        The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive shares of Common Stock, par value $0.0001 per share, of the Company (the "Common Stock"), and are issued or to be issued pursuant to an amended and restated Warrant Agreement dated as of [                        ], 2009 (the "Warrant Agreement"), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the "Warrant Agent"), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

        Warrants may be exercised at any time during the Warrant Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement, at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his assignee a new Warrant Certificate evidencing the number of Warrants not exercised. No adjustment shall be made for any dividends on any Common Stock issuable upon exercise of this Warrant.

        Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Warrant Shares to be issued upon exercise is effective under the Act and (ii) a prospectus thereunder relating to the Warrant Shares is current. In no event shall the Warrants be settled on a net cash basis during the Warrant Exercise Period nor shall the Company be required to issue unregistered shares upon the exercise of any Warrant.

        Once the Warrants become exercisable and there is an effective registration statement covering the shares of Common Stock issuable upon exercise of the Warrants available and current throughout the 30-day redemption period defined below, the Company may redeem the outstanding Warrants (except with respect to the sponsors' Warrants held by a sponsor or its permitted transferee) in whole and not in part at a price of $0.01 per Warrant upon a minimum of 30 days' prior written notice of redemption (the "30-day redemption period") and if, and only if, the last sale price of the Company's Common Stock equals or exceeds $19.50 per share for any 20 trading days within a 30-trading day period ending three business days before the notice of redemption is sent. If the Company calls the Warrants for redemption, it will have the option to require all holders that wish to exercise Warrants to do so on a "cashless basis." In such event, each holder would pay the exercise price by surrendering the Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants.

        The Warrant Agreement provides that upon the occurrence of certain events the number of Warrant Shares set forth on the face hereof may, subject to certain conditions, be adjusted. No fractions of a share of Common Stock will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

        Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the registered holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

        Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

        The Company and the Warrant Agent may deem and treat the registered holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

Election to Purchase

(To Be Executed Upon Exercise Of Warrant)

        The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive              shares of Common Stock and herewith tenders payment for such shares to the order of Kennedy-Wilson Holdings, Inc. in the amount of $             in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of             , whose address is              and that such shares be delivered to              whose address is             . If said number of shares is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of             , whose address is             , and that such Warrant Certificate be delivered to             , whose address is             .

        In the event that the Warrant has been called for redemption by the Company pursuant to Section 6(b) of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6(d) of the Warrant Agreement, the number of shares that a Warrant is exercisable for shall be determined in accordance with Section 6(d) of the Warrant Agreement.

        In the event that the Warrant is a Sponsors' Warrant (as such term is defined in the Warrant Agreement), such Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise pursuant to Section 6(d) of the Warrant Agreement, in which case, (i) the number of shares that a Sponsors' Warrant is exercisable for would be determined in accordance with Section 6(d) of the Warrant Agreement and (ii) the holder of the Sponsors' Warrant will complete the following:

        The undersigned hereby irrevocably elects to exercise the right, represented by its Sponsors' Warrant Certificate, through the cashless exercise provision of Section 6(d) of the Warrant Agreement, to receive              shares of Common Stock. If said number of shares is less than all of the shares of Common Stock purchasable hereunder (after giving effect to the cashless exercise), the undersigned requires that a new Sponsors' Warrant Certificate representing the balance of such shares be registered in the name of             , whose address is             , and that such Sponsors' Warrant Certificate be delivered to             , whose address is             .

Dated:

(SIGNATURE)
(ADDRESS)
(TAX IDENTIFICATION NUMBER)

Signatures(s) Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15).

EXHIBIT B

LEGEND

        THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. IN ADDITION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD OR TRANSFERRED PRIOR TO [                        ], 2009 EXCEPT TO A PERMITTED TRANSFEREE (AS DEFINED IN THE WARRANT AGREEMENT) WHO AGREES IN WRITING WITH THE COMPANY TO BE SUBJECT TO SUCH TRANSFER PROVISIONS AND MAY NOT BE EXERCISED DURING SUCH PERIOD. FOR SO LONG AS THE SECURITIES ARE SUBJECT TO SUCH TRANSFER RESTRICTIONS, THEY WILL BE HELD IN AN ESCROW ACCOUNT MAINTAINED BY CONTINENTAL STOCK TRANSFER & TRUST COMPANY AS ESCROW AGENT UNDER THE ESCROW AGREEMENT (AS DEFINED IN SECTION 5 OF THE WARRANT AGREEMENT).

        SECURITIES EVIDENCED BY THIS CERTIFICATE AND SHARES OF COMMON STOCK OF THE COMPANY ISSUED UPON EXERCISE OF SUCH SECURITIES WILL BE ENTITLED TO REGISTRATION RIGHTS UNDER A REGISTRATION RIGHTS AGREEMENT TO BE EXECUTED BY THE COMPANY.

No.	Warrants

Annex D

SECOND AMENDED AND
RESTATED CERTIFICATE OF INCORPORATION
OF
PROSPECT ACQUISITION CORP.

[now known as Kennedy-Wilson Holdings, Inc.]

        PROSPECT ACQUISITION CORP., a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

        1.     The name of the Corporation is "Prospect Acquisition Corp."

        2.     The Corporation was originally incorporated under the name "Prospect Acquisition Corp." The original Certificate of Incorporation of the Corporation was filed in the office of the Secretary of State of the State of Delaware on July 9, 2007, which was amended by the Company by the filing of a Certificate of Amendment in the office of the Secretary of State of the State of Delaware on October 12, 2007 (the "Original Certificate").

        3.     The First Amended and Restated Certificate of Incorporation was filed on March 31, 2008 (the "First Amended and Restated Certificate") and it amended, restated and integrated the provisions of the Original Certificate of the Corporation.

        4.     This Second Amended and Restated Certificate of Incorporation (this "Second Amended and Restated Certificate") amends, restates and integrates the provisions of the First Amended and Restated Certificate of the Corporation.

        4.     This Second Amended and Restated Certificate was duly approved and adopted by the board of directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware ("DGCL").

        5.     The text of the Amended and Restated Certificate is hereby amended and restated to read in its entirety as follows:

        FIRST: The name of the corporation is Kennedy-Wilson Holdings, Inc. (the "Corporation").

        SECOND: The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized under the DGCL.

        THIRD: The address of the Corporation's registered office in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, County of New Castle, Delaware 19808. The name of the Corporation's registered agent at such address is the Corporation Service Company.

        FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 81,000,000, of which 80,000,000 shares shall be Common Stock with a par value of $.0001 per share (the "Common Stock") and 1,000,000 shares shall be Preferred Stock with a par value of $.0001 per share (the "Preferred Stock").

          A.    Preferred Stock. The Board of Directors (the "Board") is expressly granted authority to issue shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board providing for the issue of such series (a "Preferred Stock Designation") and as may be permitted by the DGCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

          B.    Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

        FIFTH: The Corporation's existence shall be perpetual.

        SIXTH: The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

          A.    The Board of Directors shall consist of such number of directors as is determined from time to time by resolution adopted by the affirmative vote of a majority of the entire Board of Directors; provided, however, that in no event shall the number of directors be less than one nor more than twelve. The directors shall be divided into three classes, designated Class I, Class II and Class III. The number of directors in each class shall be as nearly equal as possible. The directors in Class I shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2010. The directors in Class II shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2011. The directors in Class III shall be elected for a term expiring at the Annual Meeting of Stockholders to be held in 2012. Beginning with the 2010 Annual Meeting of Stockholders, each class of directors will be elected for a term of office to expire at the third succeeding Annual Meeting of Stockholders after its election. Except as the DGCL may otherwise require, in the interim between annual meetings of stockholders or special meetings of stockholders called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, newly created directorships and any vacancies in the Board, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum (as defined in the Corporation's bylaws), or by the sole remaining director. All directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A director elected to fill a vacancy resulting from the death, resignation or removal of a director shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

          B.    Election of directors need not be by ballot unless the bylaws of the Corporation so provide.

          C.    The Board shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation as provided in the bylaws of the Corporation, subject to the power of stockholders to alter or repeal any bylaw whether adopted by them or otherwise.

          D.    The directors in their discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy), unless a higher vote is required by applicable law, shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the

  Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors' interests, or for any other reason.

          E.    In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Second Amended and Restated Certificate, and to any bylaws from time to time made by the stockholders; provided, however, that no bylaw so made shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

        SEVENTH: The following paragraphs shall apply with respect to liability and indemnification of the Corporation's officers and directors and certain other persons:

          A.    A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this paragraph (A) by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation with respect to events occurring prior to the time of such repeal or modification.

          B.    The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby.

        EIGHTH: Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

        NINTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate in the manner now or hereafter prescribed by law, and all rights and powers conferred herein on stockholders, directors and officers are subject to this reserved power.

        [Signature Page Follows]

        IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be duly executed by the undersigned as of this the        day of November, 2009.

David A. Minella Chief Executive Officer

Signature Page to Second Amended and Restated Certificate of Incorporation

Annex E

KENNEDY-WILSON HOLDINGS, INC.

2009 EQUITY PARTICIPATION PLAN

KENNEDY-WILSON HOLDINGS, INC.

2009 EQUITY PARTICIPATION PLAN

ARTICLE I
PURPOSE

        The purpose of this Plan is to assist the Company in attracting, retaining and providing incentives to key management employees and nonemployee directors of, and non-employee consultants to, the Company and its Affiliates, and to align the interests of such employees, nonemployee directors and nonemployee consultants with those of the Company's stockholders. Accordingly, the Plan provides for the granting of Distribution Equivalent Rights, Incentive Stock Options, Non-Qualified Stock Options, Performance Share Awards, Performance Unit Awards, Restricted Stock Awards, Restricted Stock Unit Awards, Stock Appreciation Rights, Tandem Stock Appreciation Rights, Unrestricted Stock Awards or any combination of the foregoing, as may be best suited to the circumstances of the particular Employee, Director or Consultant, as provided herein.

ARTICLE II
DEFINITIONS

        The following definitions shall be applicable throughout the Plan unless the context otherwise requires:

        "Affiliate" shall mean any corporation which, with respect to the Company, is a "subsidiary corporation" within the meaning of Section 424(f) of the Code.

        "Award" shall mean, individually or collectively, a grant or sale pursuant to the Plan of any Distribution Equivalent Right, Option, Performance Share Award, Performance Unit Award, Restricted Stock Award, Restricted Stock Unit Award, Stock Appreciation Right or Unrestricted Stock Award.

        "Award Agreement" shall mean a written agreement between the Company and the Holder setting forth the terms and conditions of the Award.

        "Board" shall mean the Board of Directors of the Company.

        "Cause" shall mean (i) if the Holder is a party to an employment or similar agreement with the Company or an Affiliate which agreement defines "Cause" (or a similar term) therein, "Cause" shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, "Cause" shall mean termination by the Company or an Affiliate of the employment (or other service relationship) of the Holder by reason of the Holder's (A) intentional failure to perform reasonably assigned duties, (B) dishonesty or willful misconduct in the performance of the Holder's duties, (C) involvement in a transaction which is materially adverse to the Company or an Affiliate, (D) breach of fiduciary duty involving personal profit, (E) willful violation of any law, rule, regulation or court order (other than misdemeanor traffic violations and misdemeanors not involving misuse or misappropriation of money or property), (F) commission of an act of fraud or intentional misappropriation or conversion of any asset or opportunity of the Company or an Affiliate, or (G) material breach of any provision of the Plan or the Holder's Award Agreement or any other written agreement between the Holder and the Company or an Affiliate, in each case as determined in good faith by the Board, the determination of which shall be final, conclusive and binding on all parties.

        "Change of Control" shall mean (i) for a Holder who is a party to an employment or consulting agreement with the Company or an Affiliate which agreement defines "Change of Control" (or a similar term) therein, "Change of Control" shall have the same meaning as provided for in such agreement, or (ii) for a Holder who is not a party to such an agreement, "Change of Control" shall mean the satisfaction of any one or more of the following conditions (and the "Change of Control" shall be deemed to have occurred as of the first day that any one or more of the following conditions have been satisfied):

          (a)   Any person (as such term is used in paragraphs 13(d) and 14(d)(2) of the Exchange Act, hereinafter in this definition, "Person"), other than the Company or an Affiliate or an employee benefit plan of the Company or an Affiliate, becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities;

          (b)   The closing of a merger, consolidation or other business combination (a "Business Combination") other than (I) the Business Combination between Kennedy-Wilson, Inc. and Prospect Acquisition Corp. or (II) any Business Combination in which holders of the Common Stock immediately prior to the Business Combination (A) own more than fifty percent (50%) of the total voting power of the corporation resulting from such Business Combination (or the direct or indirect parent corporation of such surviving corporation), and (B) have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the Business Combination as immediately before;

          (c)   The closing of an agreement for the sale or disposition of all or substantially all of the Company's assets to any entity that is not an Affiliate;

          (d)   The approval by the holders of shares of Common Stock of a plan of complete liquidation of the Company other than a liquidation of the Company into any subsidiary or a liquidation a result of which persons who were stockholders of the Company immediately prior to such liquidation have substantially the same proportionate ownership of shares of common stock of the surviving corporation immediately after such liquidation as immediately before; or

          (e)   Within any twenty-four (24) month period, the Incumbent Directors shall cease to constitute at least a majority of the Board or the board of directors of any successor to the Company; provided, however, that any director elected to the Board, or nominated for election, by a majority of the Incumbent Directors then still in office, shall be deemed to be an Incumbent Director for purposes of this paragraph (e), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, entity or "group" other than the Board (including, but not limited to, any such assumption that results from paragraphs (a), (b), (c), or (d) of this definition).

Notwithstanding the foregoing, a "Change of Control" shall not be deemed to occur if the Company files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

        "Code" shall mean the Internal Revenue Code of 1986, as amended, any successor statute thereto and any regulations issued from time to time thereunder.

        "Committee" shall mean a committee comprised of not less than three (3) members of the Board who are selected by the Board as provided in Section 4.1.

        "Common Stock" shall mean the common stock, par value $.0001 per share, of the Company.

        "Company" shall mean Kennedy-Wilson Holdings, Inc., a Delaware corporation, and any successor thereto.

        "Consultant" shall mean any non-Employee (individual or entity) advisor to the Company or an Affiliate who or which has contracted directly with the Company or an Affiliate to render bona fide consulting or advisory services thereto.

        "Director" shall mean a member of the Board or a member of the board of directors of an Affiliate, in either case, who is not an Employee.

        "Distribution Equivalent Right" shall mean an Award granted under Article XIII of the Plan which entitles the Holder to receive bookkeeping credits, cash payments and/or Common Stock distributions equal in amount to the distributions that would have been made to the Holder had the Holder held a specified number of shares of Common Stock during the period the Holder held the Distribution Equivalent Right.

        "Distribution Equivalent Right Award Agreement" shall mean a written agreement between the Company and a Holder with respect to a Distribution Equivalent Right Award.

        "Effective Date" shall mean                                     , 2009.

        "Employee" shall mean any employee, including officers, of the Company or an Affiliate.

        "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        "Fair Market Value" shall mean, as determined consistent with the applicable requirements of Sections 409A and 422 of the Code, as of any specified date, (i) the closing sales price of the Common Stock for such date (or, in the event that the Common Stock is not traded on such date, on the immediately preceding trading date) on the principal U.S. national securities exchange on which the Common Stock is listed and traded on such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported; (ii) if the Common Stock is not listed on any U.S. national securities exchange but is quoted in an inter-dealer quotation system on a last sale basis, the final ask price of the Common Stock reported on the inter-dealer quotation system for such date, or, if there is no such sale on such date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is neither listed on a U.S. national securities exchange nor quoted on an inter-dealer quotation system on a last sale basis, the amount determined by the Committee to be the fair market value of the Common Stock as determined by the Committee in its sole discretion. If the Common Stock is not quoted or listed as set forth above, Fair Market Value shall be determined by the Committee in good faith by any fair and reasonable means (which means, with respect to a particular Award grant, may be set forth with greater specificity in the applicable Award Agreement). The Fair Market Value of property other than Common Stock shall be determined by the Committee in good faith by any fair and reasonable means, and consistent with the applicable requirements of Sections 409A and 422 of the Code.

        "Family Member" shall mean any child, stepchild, grandchild, parent, stepparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, including adoptive relationships, any person sharing the Holder's household (other than a tenant or employee of the Holder), a trust in which such persons have more than fifty percent (50%) of the beneficial interest, a foundation in which such persons (or the Holder) control the management of assets, and any other entity in which such persons (or the Holder) own more than fifty percent (50%) of the voting interests.

        "Holder" shall mean an Employee, Director or Consultant who has been granted an Award or any such individual's beneficiary, estate or representative, to the extent applicable.

        "Incentive Stock Option" shall mean an Option which is intended by the Committee to constitute an "incentive stock option" under Section 422 of the Code.

        "Incumbent Director" shall mean, with respect to any period of time specified under the Plan for purposes of determining whether or not a Change of Control has occurred, the individuals who were members of the Board at the beginning of such period.

        "Non-Qualified Stock Option" shall mean an Option which is not an Incentive Stock Option.

        "Option" shall mean an Award granted under Article VII of the Plan of an option to purchase shares of Common Stock, and includes both Incentive Stock Options and Non-Qualified Stock Options.

        "Option Agreement" shall mean a written agreement between the Company and a Holder with respect to an Option.

        "Performance Criteria" shall mean the criteria that the Committee selects for purposes of establishing the Performance Goal(s) for a Holder for a Performance Period.

        "Performance Goals" shall mean, for a Performance Period, the written goal or goals established by the Committee for the Performance Period based upon the Performance Criteria.

        "Performance Period" shall mean one or more periods of time, which may be of varying and overlapping durations, selected by the Committee, over which the attainment of one or more Performance Goals or other business objectives shall be measured for purposes of determining a Holder's right to, and the payment of, a Qualified Performance-Based Award.

        "Performance Share Award" shall mean an Award granted under Article XII of the Plan under which, upon the satisfaction of predetermined individual and/or Company (and/or Affiliate) performance goals and/or objectives, shares of Common Stock are paid to the Holder.

        "Performance Share Award Agreement" shall mean a written agreement between the Company and a Holder with respect to a Performance Share Award.

        "Performance Unit" shall mean a Unit awarded to a Holder pursuant to a Performance Unit Award.

        "Performance Unit Award" shall mean an Award granted under Article XI of the Plan under which, upon the satisfaction of predetermined individual and/or Company (and/or Affiliate) performance goals and/or objectives, a cash payment shall be made to the Holder, based on the number of Units awarded to the Holder.

        "Performance Unit Award Agreement" shall mean a written agreement between the Company and a Holder with respect to a Performance Unit Award.

        "Plan" shall mean this Kennedy-Wilson Holdings, Inc. 2009 Equity Participation Plan, as amended from time to time.

        "Qualified Performance-Based Award" shall mean Awards intended to qualify as "performance-based" compensation under Section 162(m) of the Code.

        "Restricted Stock Award" shall mean an Award granted under Article VIII of the Plan of shares of Common Stock, the transferability of which by the Holder shall be subject to Restrictions.

        "Restricted Stock Award Agreement" shall mean a written agreement between the Company and a Holder with respect to a Restricted Stock Award.

        "Restricted Stock Unit" shall mean a Unit awarded to a Holder pursuant to a Restricted Stock Unit Award.

        "Restricted Stock Unit Award" shall mean an Award granted under Article X of the Plan under which, upon the satisfaction of predetermined individual service-related vesting requirements, a payment in cash or shares of Common Stock shall be made to the Holder, based on the number of Units awarded to the Holder.

        "Restricted Stock Unit Award Agreement" shall mean a written agreement between the Company and a Holder with respect to a Restricted Stock Unit Award.

        "Restriction Period" shall mean the period of time for which shares of Common Stock subject to a Restricted Stock Award shall be subject to Restrictions, as set forth in the applicable Restricted Stock Award Agreement.

        "Restrictions" shall mean forfeiture, transfer and/or other restrictions applicable to shares of Common Stock awarded to an Employee, Director or Consultant under the Plan pursuant to a Restricted Stock Award and set forth in a Restricted Stock Award Agreement.

        "Rule 16b-3" shall mean Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation or statute fulfilling the same or a substantially similar function.

        "Stock Appreciation Right" shall mean an Award granted under Article XIV of the Plan of a right, granted alone or in connection with a related Option, to receive a payment on the date of exercise.

        "Stock Appreciation Right Award Agreement" shall mean a written agreement between the Company and a Holder with respect to a Stock Appreciation Right.

        "Tandem Stock Appreciation Right" shall mean a Stock Appreciation Right granted in connection with a related Option, the exercise of which shall result in termination of the otherwise entitlement to purchase some or all of the shares of Common Stock under the related Option, all as set forth in Section 14.2.

        "Ten Percent Stockholder" shall mean an Employee who, at the time an Incentive Stock Option is granted to him or her, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code), within the meaning of Section 422(b)(6) of the Code.

        "Total and Permanent Disability" shall mean the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months, all as described in Section 22(e)(3) of the Code.

        "Units" shall mean bookkeeping units, each of which represents such monetary amount as shall be designated by the Committee in each Performance Unit Award Agreement, or represents one (1) share of Common Stock for purposes of each Restricted Stock Unit Award.

        "Unrestricted Stock Award" shall mean an Award granted under Article IX of the Plan of shares of Common Stock which are not subject to Restrictions.

        "Unrestricted Stock Award Agreement" shall mean a written agreement between the Company and a Holder with respect to an Unrestricted Stock Award.

ARTICLE III
EFFECTIVE DATE OF PLAN

        The Plan shall be effective as of the Effective Date, provided that the Plan is approved by the stockholders of the Company within twelve (12) months of such date.

ARTICLE IV
ADMINISTRATION

        Section 4.1    Composition of Committee.    The Plan shall be administered by the Committee, which shall be appointed by the Board. The Committee shall consist solely of three (3) or more Directors who are each (i) "outside directors" within the meaning of Section 162(m) of the Code ("Outside Directors"), (ii) "non-employee directors" within the meaning of Rule 16b-3 and (iii) "independent" for purposes of any applicable listing requirements ("Non-Employee Directors"); provided, however, that the Board or the Committee may delegate to a committee of one or more members of the Board who are not (x) Outside Directors, the authority to grant Awards to eligible persons who are not (A) then "covered employees" within the meaning of Section 162(m) of the Code and are not expected to be "covered employees" at the time of recognition of income resulting from such Award, or (B) persons with respect to whom the Company wishes to comply with the requirements of Section 162(m) of the Code, and/or (y) Non-Employee Directors, the authority to grant Awards to eligible persons who are not then subject to the requirements of Section 16 of the Exchange Act. If a member of the Committee shall be eligible to receive an Award under the Plan, such Committee member shall have no authority hereunder with respect to his or her own Award. In addition, to the extent not inconsistent with applicable law, including Section 162(m) of the Code, or the rules and regulations of the principal U.S. national securities exchange on which the Common Stock is traded), the Committee may delegate to one or more executive officers or a committee of executive officers the right to grant Awards to Employees who are not directors or executive officers of the Company and the authority to take action on behalf of the Committee pursuant to the Plan to cancel or suspend Awards to Employees who are not directors or executive officers of the Company.

        Section 4.2    Powers.    Subject to the provisions of the Plan, the Committee shall have the sole authority, in its discretion, to make all determinations under the Plan, including but not limited to determining which Employees, Directors or Consultants shall receive an Award, the time or times when an Award shall be made (the date of grant of an Award shall be the date on which the Award is awarded by the Committee), what type of Award shall be granted, the term of an Award, the date or dates on which an Award vests (including any acceleration of vesting), the form of any payment to be made pursuant to an Award, the terms and conditions of an Award (including the forfeiture of the Award (and/or any financial gain) if the Holder of the Award violates any applicable restrictive covenant thereof), the Restrictions under a Restricted Stock Award and the number of shares of Common Stock which may be issued under an Award, all as applicable. In making such determinations the Committee may take into account the nature of the services rendered by the respective Employees, Directors and Consultants, their present and potential contribution to the Company's (or the Affiliate's) success and such other factors as the Committee in its discretion shall deem relevant.

        Section 4.3    Additional Powers.    The Committee shall have such additional powers as are delegated to it under the other provisions of the Plan. Subject to the express provisions of the Plan, the Committee is authorized to construe the Plan and the respective Award Agreements executed hereunder, to prescribe such rules and regulations relating to the Plan as it may deem advisable to carry out the intent of the Plan, and to determine the terms, restrictions and provisions of each Award, including such terms, restrictions and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in any Award Agreement in the manner and to the extent it shall deem expedient to carry it into effect. The determinations of the Committee on the matters referred to in this Article IV shall be conclusive and binding on the Company and all Holders.

        Section 4.4    Committee Action.    In the absence of specific rules to the contrary, action by the Committee shall require the consent of a majority of the members of the Committee, expressed either orally at a meeting of the Committee or in writing in the absence of a meeting. No member of the Committee shall have any liability for any good faith action, inaction or determination in connection with the Plan.

ARTICLE V
STOCK SUBJECT TO PLAN AND LIMITATIONS THEREON

        Section 5.1    Stock Grant and Award Limits.    The Committee may from time to time grant Awards to one or more Employees, Directors and/or Consultants determined by it to be eligible for participation in the Plan in accordance with the provisions of Article VI. Subject to Article XV, the aggregate number of shares of Common Stock that may be issued under the Plan shall not exceed Two Million Four Hundred Seventy-Five Thousand (2,475,000) shares. Notwithstanding any provision in the Plan to the contrary, the maximum number of shares of Common Stock that may be subject to Awards of Options under Article VII and/or Stock Appreciation Rights under Article XIV, in either or both cases granted to any one Employee during any calendar year, shall be Two Million (2,000,000) shares (subject to adjustment in the same manner as provided in Article XV with respect to shares of Common Stock subject to Awards then outstanding). The limitation set forth in the preceding sentence shall be applied in a manner which shall permit compensation generated in connection with the exercise of Options or Stock Appreciation Rights to constitute "performance-based" compensation for purposes of Section 162(m) of the Code, including, but not limited to, counting against such maximum number of shares, to the extent required under Section 162(m) of the Code, any shares subject to Options or Stock Appreciation Rights that are canceled or repriced.

        Section 5.2    Stock Offered.    The stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock, Common Stock purchased on the open market or Common Stock previously issued and outstanding and reacquired by the Company.

ARTICLE VI
ELIGIBILITY FOR AWARDS; TERMINATION OF
EMPLOYMENT, DIRECTOR STATUS OR CONSULTANT STATUS

        Section 6.1    Eligibility.    Awards made under the Plan may be granted solely to persons or entities who, at the time of grant, are Employees, Directors or Consultants. An Award may be granted on more than one occasion to the same Employee, Director or Consultant, and, subject to the limitations set forth in the Plan, such Award may include, a Non-Qualified Stock Option, a Restricted Stock Award, an Unrestricted Stock Award, a Restricted Stock Unit Award, a Distribution Equivalent Right Award, a Performance Stock Award, a Performance Unit Award, a Stock Appreciation Right, a Tandem Stock Appreciation Right, any combination thereof or, solely for Employees, an Incentive Stock Option.

        Section 6.2    Termination of Employment or Director Status.    Except to the extent inconsistent with the terms of the applicable Award Agreement (in which case the terms of the applicable Award Agreement shall control), the terms of the Holder's employment agreement with the Company or an Affiliate (in which case the terms of the applicable employment agreement shall control) and/or the provisions of Section 6.4, the following terms and conditions shall apply with respect to the termination of a Holder's employment with, or status as a Director of, the Company or an Affiliate, as applicable, for any reason, including, without limitation, Total and Permanent Disability or death:

          (a)   The Holder's rights, if any, to exercise any then exercisable Non-Qualified Stock Options and/or Stock Appreciation Rights shall terminate:

            (1)   If such termination is for a reason other than the Holder's Total and Permanent Disability or death, ninety (90) days after the date of such termination of employment or after the date of such termination of Director status;

            (2)   If such termination is on account of the Holder's Total and Permanent Disability, one (1) year after the date of such termination of employment or Director status; or

            (3)   If such termination is on account of the Holder's death, one (1) year after the date of the Holder's death.

Upon such applicable date the Holder (and such Holder's estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in or with respect to any such Non-Qualified Stock Options and Stock Appreciation Rights.

          (b)   The Holder's rights, if any, to exercise any then exercisable Incentive Stock Option shall terminate:

            (1)   If such termination is for a reason other than the Holder's Total and Permanent Disability or death, three (3) months after the date of such termination of employment;

            (2)   If such termination is on account of the Holder's Total and Permanent Disability, one (1) year after the date of such termination of employment; or

            (3)   If such termination is on account of the Holder's death, one (1) year after the date of the Holder's death.

Upon such applicable date the Holder (and such Holder's estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in or with respect to any such Incentive Stock Options.

          (c)   If a Holder's employment with, or status as a Director of, the Company or an Affiliate, as applicable, terminates for any reason prior to the actual or deemed satisfaction and/or lapse of the Restrictions, vesting requirements, terms and conditions applicable to a Restricted Stock Award and/or Restricted Stock Unit Award, such Restricted Stock and/or Restricted Stock Units shall immediately be canceled, and the Holder (and such Holder's estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in and with respect to any such Restricted Stock and/or Restricted Stock Units. The immediately preceding sentence to the contrary notwithstanding, the Committee, in its sole discretion, may determine, prior to or within thirty (30) days after the date of such termination of employment or Director status, that all or a portion of any such Holder's Restricted Stock and/or Restricted Stock Units shall not be so canceled and forfeited.

        Section 6.3    Termination of Consultant Status.    Except to the extent inconsistent with the terms of the applicable Award Agreement and/or the provisions of Section 6.4, the following terms and conditions shall apply with respect to the termination of a Holder's status as a Consultant, for any reason:

          (a)   The Holder's rights, if any, to exercise any then exercisable Non-Qualified Stock Options and/or Stock Appreciation Rights shall terminate:

            (1)   If such termination is for a reason other than the Holder's death, ninety (90) days after the date of such termination; or

            (2)   If such termination is on account of the Holder's death, one (1) year after the date of the Holder's death.

          (b)   If the status of a Holder as a Consultant terminates for any reason prior to the actual or deemed satisfaction and/or lapse of the Restrictions, vesting requirements, terms and conditions applicable to a Restricted Stock Award and/or a Restricted Stock Unit Award, such Restricted Stock and/or Restricted Stock Units shall immediately be canceled, and the Holder (and such Holder's estate, designated beneficiary or other legal representative) shall forfeit any rights or interests in and with respect to any such Restricted Stock and/or Restricted Stock Units. The immediately preceding sentence to the contrary notwithstanding, the Committee, in its sole discretion, may determine, prior to or within thirty (30) days after the date of such termination of such a Holder's status as a Consultant, that all or a portion of any such Holder's Restricted Stock and/or Restricted Stock Units shall not be so canceled and forfeited.

        Section 6.4    Special Termination Rule.    Except to the extent inconsistent with the terms of the applicable Award Agreement, and notwithstanding anything to the contrary contained in this Article VI, if a Holder's employment with, or status as a Director of, the Company or an Affiliate shall terminate, and if, within ninety (90) days of such termination, such Holder shall become a Consultant, such Holder's rights with respect to any Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been a Consultant for the entire period during which such Award or portion thereof had been outstanding. Should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her employment or Director status had terminated until such time as his or her Consultant status shall terminate, in which case his or her Award, as it may have been reduced in connection with the Holder's becoming a Consultant, shall be treated pursuant to the provisions of Section 6.3; provided, however, that any such Award which is intended to be an Incentive Stock Option shall, upon the Holder's no longer being an Employee, automatically convert to a Non-Qualified Stock Option. Should a Holder's status as a Consultant terminate, and if, within ninety (90) days of such termination, such Holder shall become an Employee or a Director, such Holder's rights with respect to any Award or portion thereof granted thereto prior to the date of such termination may be preserved, if and to the extent determined by the Committee in its sole discretion, as if such Holder had been an Employee or a Director, as applicable, for the entire period during which such Award or portion thereof had been outstanding, and, should the Committee effect such determination with respect to such Holder, for all purposes of the Plan, such Holder shall not be treated as if his or her Consultant status had terminated until such time as his or her employment with the Company or an Affiliate, or his or her Director status, as applicable, shall terminate, in which case his or her Award shall be treated pursuant to the provisions of Section 6.2.

        Section 6.5    Termination for Cause.    Notwithstanding anything in this Article VI or elsewhere in the Plan to the contrary, and unless a Holder's Award Agreement specifically provides otherwise, should a Holder's employment, Director status or engagement as a Consultant with or for the Company or an Affiliate be terminated by the Company or Affiliate for Cause, all of such Holder's then outstanding Awards shall expire immediately and be forfeited in their entirety upon such termination.

ARTICLE VII
OPTIONS

        Section 7.1    Option Period.    The term of each Option shall be as specified in the Option Agreement; provided, however, that except as set forth in Section 7.3, no Option shall be exercisable after the expiration of ten (10) years from the date of its grant.

        Section 7.2    Limitations on Exercise of Option.    An Option shall be exercisable in whole or in such installments and at such times as specified in the Option Agreement.

        Section 7.3    Special Limitations on Incentive Stock Options.    To the extent that the aggregate Fair Market Value (determined at the time the respective Incentive Stock Option is granted) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all plans of the Company and any parent corporation or subsidiary corporation thereof (both as defined in Section 424 of the Code) which provide for the grant of Incentive Stock Options exceeds One Hundred Thousand Dollars ($100,000) (or such other individual limit as may be in effect under the Code on the date of grant), the portion of such Incentive Stock Options that exceeds such threshold shall be treated as Non-Qualified Stock Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations and other administrative pronouncements, which of a Holder's Options, which were intended by the Committee to be Incentive Stock Options when granted to the Holder, will not constitute Incentive Stock Options because of such limitation, and shall notify the Holder of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an Employee if, at the time the Option is granted, such Employee is a Ten Percent Stockholder, unless (i) at the time such Incentive Stock Option is granted the Option price is at least one hundred ten percent (110%) of the Fair Market Value of the Common Stock subject to the Option, and (ii) such Incentive Stock Option by its terms is not exercisable after the expiration of five (5) years from the date of grant. No Incentive Stock Option shall be granted more than ten (10) years from the date on which the Plan is approved by the Company's stockholders. The designation by the Committee of an Option as an Incentive Stock Option shall not guarantee the Holder that the Option will satisfy the applicable requirements for "incentive stock option" status under Section 422 of the Code.

        Section 7.4    Option Agreement.    Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, but not limited to, provisions intended to qualify an Option as an Incentive Stock Option. An Option Agreement may provide for the payment of the Option price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) that have been owned by the Holder for at least six (6) months and having a Fair Market Value equal to such Option price, or such other forms or methods as the Committee may determine from time to time (including, with the consent of the Committee, by withholding shares of Common Stock otherwise issuable in connection with the exercise of the Option), in each case, subject to such rules and regulations as may be adopted by the Committee. Each Option Agreement shall, solely to the extent inconsistent with the provisions of Sections 6.2, 6.3 and 6.4, as applicable, specify the effect of termination of employment, Director status or Consultant status on the exercisability of the Option. Moreover, without limiting the generality of the foregoing, an Option Agreement may provide for a "cashless exercise" of the Option by establishing procedures whereby the Holder, by a properly-executed written notice, directs (i) an immediate market sale or margin loan respecting all or a part of the shares of Common Stock to which he is entitled upon exercise pursuant to an extension of credit by the Company to the Holder of the Option price, (ii) the delivery of the shares of Common Stock from the Company directly to a brokerage firm and (iii) the delivery of the Option price from sale or margin loan proceeds from the brokerage firm directly to the Company. Each Option Agreement shall, solely to the extent inconsistent with the provisions of Sections 6.2, 6.3 and 6.4, as applicable, specify the effect of the termination of the Holder's employment, Director status or Consultant status on the exercisability of the Option. An Option Agreement may also include provisions relating to (i) subject to the provisions hereof, accelerated vesting of Options, including but not limited to upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements and requiring additional "gross-up" payments to Holders to meet any excise taxes or other additional income tax liability imposed as a result of a payment made upon a Change of Control resulting from the operation of the Plan or of such Option Agreement) and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Option Agreements need not be identical.

        Section 7.5    Option Price and Payment.    The price at which a share of Common Stock may be purchased upon exercise of an Option shall be determined by the Committee; provided, however, that such Option price (i) shall not be less than the Fair Market Value of a share of Common Stock on the date such Option is granted, and (ii) shall be subject to adjustment as provided in Article XV. The Option or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company. The Option price for the Option or portion thereof shall be paid in full in the manner prescribed by the Committee as set forth in the Plan and the applicable Option Agreement. Separate stock certificates shall be issued by the Company for those shares of Common Stock acquired pursuant to the exercise of an Incentive Stock Option and for those shares of Common Stock acquired pursuant to the exercise of a Non-Qualified Stock Option.

        Section 7.6    Stockholder Rights and Privileges.    The Holder of an Option shall be entitled to all the privileges and rights of a stockholder of the Company solely with respect to such shares of Common Stock as have been purchased under the Option and for which certificates of stock have been registered in the Holder's name.

        Section 7.7    Options and Rights in Substitution for Stock Options Granted by Other Corporations.    Options may be granted under the Plan from time to time in substitution for stock options held by individuals employed by entities who become Employees as a result of a merger or consolidation of the employing entity with the Company or any Affiliate, or the acquisition by the Company or an Affiliate of the assets of the employing entity, or the acquisition by the Company or an Affiliate of stock of the employing entity with the result that such employing entity becomes an Affiliate.

        Section 7.8    Prohibition Against Repricing.    Except to the extent (i) approved in advance by holders of a majority of the shares of the Company entitled to vote generally in the election of directors, or (ii) as a result of any Change of Control or any adjustment as provided in Article XV, the Committee shall not have the power or authority to reduce, whether through amendment or otherwise, the exercise price of any outstanding Option or Stock Appreciation right, or to grant any new Award or make any payment of cash in substitution for or upon the cancellation of Options and/or Stock Appreciation Rights previously granted.

ARTICLE VIII
RESTRICTED STOCK AWARDS

        Section 8.1    Restriction Period to be Established by Committee.    At the time a Restricted Stock Award is made, the Committee shall establish the Restriction Period applicable to such Award. Each Restricted Stock Award may have a different Restriction Period, in the discretion of the Committee. The Restriction Period applicable to a particular Restricted Stock Award shall not be changed except as permitted by Section 8.2.

        Section 8.2    Other Terms and Conditions.    Common Stock awarded pursuant to a Restricted Stock Award shall, unless otherwise determined by the Committee, be issued in book entry form on the books and records as kept by the Company's transfer agent and registered in the name of the Holder of such Restricted Stock Award. If provided for under the Restricted Stock Award Agreement, the Holder shall have the right to vote Common Stock subject thereto and to enjoy all other stockholder rights, including the entitlement to receive dividends on the Common Stock during the Restriction Period, except that (i) the Holder shall not be entitled to delivery of a stock certificate until the Restriction Period shall have expired, (ii) if a stock certificate is prepared before the expiration of the Restriction Period, the Company shall retain custody of the stock certificate during the Restriction Period (with a stock power endorsed by the Holder in blank), (iii) the Holder may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Common Stock during the Restriction Period and (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted

Stock Award Agreement shall cause a forfeiture of the Restricted Stock Award. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the Restriction Period. Such additional terms, conditions or restrictions shall, to the extent inconsistent with the provisions of Sections 6.2, 6.3 and 6.4, as applicable, be set forth in a Restricted Stock Award Agreement made in conjunction with the Award. Such Restricted Stock Award Agreement may also include provisions relating to (i) subject to the provisions hereof, accelerated vesting of Awards, including but not limited to accelerated vesting upon the occurrence of a Change of Control, (ii) tax matters (including provisions covering any applicable Employee wage withholding requirements and requiring additional "gross-up" payments to Holders to meet any excise taxes or other additional income tax liability imposed as a result of a payment made in connection with a Change of Control resulting from the operation of the Plan or of such Restricted Stock Award Agreement) and (iii) any other matters not inconsistent with the terms and provisions of the Plan that the Committee shall in its sole discretion determine. The terms and conditions of the respective Restricted Stock Agreements need not be identical. All shares of Common Stock delivered to a Holder as part of a Restricted Stock Award shall be delivered and reported by the Company or the Affiliate, as applicable, to the Holder by no later than the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company's fiscal year in which the Holder's entitlement to such shares becomes vested.

        Section 8.3    Payment for Restricted Stock.    The Committee shall determine the amount and form of any payment from a Holder for Common Stock received pursuant to a Restricted Stock Award, if any, provided that in the absence of such a determination, a Holder shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law.

        Section 8.4    Restricted Stock Award Agreements.    At the time any Award is made under this Article VIII, the Company and the Holder shall enter into a Restricted Stock Award Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate.

ARTICLE IX
UNRESTRICTED STOCK AWARDS

        Pursuant to the terms of the applicable Unrestricted Stock Award Agreement, a Holder may be awarded (or sold) shares of Common Stock which are not subject to Restrictions, in consideration for past services rendered thereby to the Company or an Affiliate or for other valid consideration.

ARTICLE X
RESTRICTED STOCK UNIT AWARDS

        Section 10.1    Terms and Conditions.    The Committee shall set forth in the applicable Restricted Stock Unit Award Agreement the individual service-based vesting requirement which the Holder would be required to satisfy before the Holder would become entitled to payment pursuant to Section 10.2 and the number of Units awarded to the Holder. Such payment shall be subject to a "substantial risk of forfeiture" under Section 409A of the Code. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Restricted Stock Unit Awards, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the applicable vesting period. The terms and conditions of the respective Restricted Stock Unit Award Agreements need not be identical.

        Section 10.2    Payments.    The Holder of a Restricted Stock Unit shall be entitled to receive a cash payment equal to the Fair Market Value of a share of Common Stock, or one (1) share of Common

Stock, as determined in the sole discretion of the Committee and as set forth in the Restricted Stock Unit Award Agreement, for each Restricted Stock Unit subject to such Restricted Stock Unit Award, if the Holder satisfies the applicable vesting requirement. Such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the calendar year in which the Restricted Stock Unit first becomes vested.

ARTICLE XI
PERFORMANCE UNIT AWARDS

        Section 11.1    Terms and Conditions.    The Committee shall set forth in the applicable Performance Unit Award Agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to payment pursuant to Section 11.2, the number of Units awarded to the Holder and the dollar value assigned to each such Unit. Such payment shall be subject to a "substantial risk of forfeiture" under Section 409A of the Code. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions, including, but not limited to, rules pertaining to the effect of termination of employment, Director status or Consultant status prior to expiration of the applicable performance period. The terms and conditions of the respective Performance Unit Award Agreements need not be identical.

        Section 11.2    Payments.    The Holder of a Performance Unit shall be entitled to receive a cash payment equal to the dollar value assigned to such Unit under the applicable Performance Unit Award Agreement if the Holder and/or the Company satisfy (or partially satisfy, if applicable under the applicable Performance Unit Award Agreement) the performance goals and objectives set forth in such Performance Unit Award Agreement. The Performance Unit Award Agreement may provide that, depending on the degree of performance achieved, different amounts of Performance Units, or no Performance Units, may be awarded. If achieved, such payment shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company's fiscal year to which such performance goals and objectives relate.

ARTICLE XII
PERFORMANCE SHARE AWARDS

        Section 12.1    Terms and Conditions.    The Committee shall set forth in the applicable Performance Share Award Agreement the performance goals and objectives (and the period of time to which such goals and objectives shall apply) which the Holder and/or the Company would be required to satisfy before the Holder would become entitled to the receipt of shares of Common Stock pursuant to such Holder's Performance Share Award and the number of shares of Common Stock subject to such Performance Share Award. Such payment shall be subject to a "substantial risk of forfeiture" under Section 409A of the Code and, if such goals and objectives are achieved, the distribution of such Common Shares shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company's fiscal year to which such goals and objectives relate. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms and conditions or restrictions relating to Performance Share Awards, including, but not limited to, rules pertaining to the effect of termination of the Holder's employment, Director status or Consultant status prior to the expiration of the applicable performance period. The terms and conditions of the respective Performance Share Award Agreements need not be identical.

        Section 12.2    Stockholder Rights and Privileges.    The Holder of a Performance Share Award shall have no rights as a stockholder of the Company until such time, if any, as the Holder actually receives shares of Common Stock pursuant to the Performance Share Award.

 ARTICLE XIII
DISTRIBUTION EQUIVALENT RIGHTS

        Section 13.1    Terms and Conditions.    The Committee shall set forth in the applicable Distribution Equivalent Rights Award Agreement the terms and conditions, if any, including whether the Holder is to receive credits currently in cash, is to have such credits reinvested (at Fair Market Value determined as of the date of reinvestment) in additional shares of Common Stock or is to be entitled to choose among such alternatives. Such receipt shall be subject to a "substantial risk of forfeiture" under Section 409A of the Code and, if such Award becomes vested, the distribution of such cash or shares of Common Stock shall be made no later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company's fiscal year in which the Holder's interest in the Award vests. Distribution Equivalent Rights Awards may be settled in cash or in shares of Common Stock, as set forth in the applicable Distribution Equivalent Rights Award Agreement. A Distribution Equivalent Rights Award may, but need not be, awarded in tandem with another Award, whereby, if so awarded, such Distribution Equivalent Rights Award shall expire, terminate or be forfeited by the Holder, as applicable, under the same conditions as under such other Award.

        Section 13.2    Interest Equivalents.    The Distribution Equivalent Rights Award Agreement for a Distribution Equivalent Rights Award may provide for the crediting of interest on a Distribution Rights Award to be settled in cash at a future date (but in no event later than by the fifteenth (15th) day of the third (3rd) calendar month next following the end of the Company's fiscal year in which such interest was credited), at a rate set forth in the applicable Distribution Equivalent Rights Award Agreement, on the amount of cash payable thereunder.

ARTICLE XIV
STOCK APPRECIATION RIGHTS

        Section 14.1    Terms and Conditions.    The Committee shall set forth in the applicable Stock Appreciation Right Award Agreement the terms and conditions of the Stock Appreciation Right, including (i) the base value (the "Base Value") for the Stock Appreciation Right, which for purposes of a Stock Appreciation which is not a Tandem Stock Appreciation Right, shall be not less than the Fair Market Value of a share of the Common Stock on the date of grant of the Stock Appreciation Right, (ii) the number of shares of Common Stock subject to the Stock Appreciation Right, (iii) the period during which the Stock Appreciation Right may be exercised; provided, however, that no Stock Appreciation Right shall be exercisable after the expiration of ten (10) years from the date of its grant, and (iv) any other special rules and/or requirements which the Committee imposes upon the Stock Appreciation Right. Upon the exercise of some or all of a Stock Appreciation Right, the Holder shall receive a payment from the Company, in cash or in the form of shares of Common Stock having an equivalent Fair Market Value or in a combination of both, as determined in the sole discretion of the Committee, equal to the product of:

          (a)   The excess of (i) the Fair Market Value of a share of the Common Stock on the date of exercise, over (ii) the Base Value, multiplied by;

          (b)   The number of shares of Common Stock with respect to which the Stock Appreciation Right is exercised.

        Section 14.2    Tandem Stock Appreciation Rights.    If the Committee grants a Stock Appreciation Right which is intended to be a Tandem Stock Appreciation Right, the Tandem Stock Appreciation Right must be granted at the same time as the related Option, and the following special rules shall apply:

          (a)   The Base Value shall be equal to or greater than the per share exercise price under the related Option;

          (b)   The Tandem Stock Appreciation Right may be exercised for all or part of the shares of Common Stock which are subject to the related Option, but solely upon the surrender by the Holder of the Holder's right to exercise the equivalent portion of the related Option (and when a share of Common Stock is purchased under the related Option, an equivalent portion of the related Tandem Stock Appreciation Right shall be cancelled);

          (c)   The Tandem Stock Appreciation Right shall expire no later than the date of the expiration of the related Option;

          (d)   The value of the payment with respect to the Tandem Stock Appreciation Right may be no more than one hundred percent (100%) of the difference between the per share exercise price under the related Option and the Fair Market Value of the shares of Common Stock subject to the related Option at the time the Tandem Stock Appreciation Right is exercised, multiplied by the number of shares of Common Stock with respect to which the Tandem Stock Appreciation Right is exercised; and

          (e)   The Tandem Stock Appreciation Right may be exercised solely when the Fair Market Value of a share of Common Stock subject to the related Option exceeds the per share the exercise price under the related Option.

ARTICLE XV
RECAPITALIZATION OR REORGANIZATION

        Section 15.1    Adjustments to Common Stock.    The shares with respect to which Awards may be granted under the Plan are shares of Common Stock as presently constituted; provided, however, that if, and whenever, prior to the expiration or distribution to the Holder of shares of Common Stock underlying an Award theretofore granted, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable, (i) in the event of an increase in the number of outstanding shares, shall be proportionately increased, and the purchase price per share of the Common Stock shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares, shall be proportionately reduced, and the purchase price per share of the Common Stock shall be proportionately increased. Notwithstanding the foregoing or any other provision of this Article XV, any adjustment made with respect to an Award (x) which is an Incentive Stock Option, shall comply with the requirements of Section 424(a) of the Code, and in no event shall any adjustment be made which would render any Incentive Stock Option granted under the Plan to be other than an "incentive stock option" for purposes of Section 422 of the Code, and (y) which is a Non-Qualified Stock Option, shall comply with the requirements of Section 409A of the Code, and in no event shall any adjustment be made which would render any Non-Qualified Stock Option granted under the Plan to become subject to Section 409A of the Code.

        Section 15.2    Recapitalization.    If the Company recapitalizes or otherwise changes its capital structure, thereafter upon any exercise or satisfaction, as applicable, of a previously granted Award, the Holder shall be entitled to receive (or entitled to purchase, if applicable) under such Award, in lieu of the number of shares of Common Stock then covered by such Award, the number and class of shares of stock and securities to which the Holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to such recapitalization, the Holder had been the holder of record of the number of shares of Common Stock then covered by such Award.

        Section 15.3    Other Events.    In the event of changes to the outstanding Common Stock by reason of extraordinary cash dividend, reorganization, mergers, consolidations, combinations, split-ups, spin-offs, exchanges or other relevant changes in capitalization occurring after the date of the grant of any Award and not otherwise provided for under this Article XV, any outstanding Awards and any

Award Agreements evidencing such Awards shall be adjusted by the Board in its discretion in such manner as the Board deems equitable or appropriate taking into consideration the accounting and tax consequences, as to the number and price of shares of Common Stock or other consideration subject to such Awards. In the event of any adjustment pursuant to Sections 15.1, 15.2 or this Section 15.3, the aggregate number of shares available under the Plan under Section 5.1 (and the Code Section 162(m) limit set forth therein) shall be appropriately adjusted by the Board, the determination of which shall be conclusive. In addition, the Committee may make provision for a cash payment to a Participant or a person who has an outstanding Award. The number of shares of Common Stock subject to any Award shall be rounded to the nearest whole number.

        Section 15.4    Powers Not Affected.    The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or of the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change of the Company's capital structure or business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding.

        Section 15.5    No Adjustment for Certain Awards.    Except as hereinabove expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect previously granted Awards, and no adjustment by reason thereof shall be made with respect to the number of shares of Common Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

ARTICLE XVI
AMENDMENT AND TERMINATION OF PLAN

        The Plan shall continue in effect, unless sooner terminated pursuant to this Article XVI, until the tenth (10th) anniversary of the date on which it is adopted by the Board (except as to Awards outstanding on that date). The Board in its discretion may terminate the Plan at any time with respect to any shares for which Awards have not theretofore been granted; provided, however, that the Plan's termination shall not materially and adversely impair the rights of a Holder with respect to any Award theretofore granted without the consent of the Holder. The Board shall have the right to alter or amend the Plan or any part hereof from time to time; provided, however, that without the approval by a majority of the votes cast at a meeting of shareholders at which a quorum representing a majority of the shares of the Company entitled to vote generally in the election of directors is present in person or by proxy, no amendment or modification of the Plan may (i) materially increase the benefits accruing to Holders, (ii) except as otherwise expressly provided in Article XV, materially increase the number of shares of Common Stock subject to the Plan or the individual Award Agreements specified in Article V, (iii) materially modify the requirements for participation in the Plan, or (iv) amend, modify or suspend Section 7.8 (repricing prohibitions) or this Article XVI. In addition, no change in any Award theretofore granted may be made which would materially and adversely impair the rights of a Holder with respect to such Award without the consent of the Holder (unless such change is required in order to cause the benefits under the Plan to qualify as "performance-based" compensation within the meaning of Section 162(m) of the Code) or to exempt the Plan or any Award from Section 409A of the Code.

 ARTICLE XVII
MISCELLANEOUS

        Section 17.1    No Right to Award.    Neither the adoption of the Plan by the Company nor any action of the Board or the Committee shall be deemed to give an Employee, Director or Consultant any right to an Award except as may be evidenced by an Award Agreement duly executed on behalf of the Company, and then solely to the extent and on the terms and conditions expressly set forth therein.

        Section 17.2    No Rights Conferred.    Nothing contained in the Plan shall (i) confer upon any Employee any right with respect to continuation of employment with the Company or any Affiliate, (ii) interfere in any way with any right of the Company or any Affiliate to terminate the employment of an Employee at any time, (iii) confer upon any Director any right with respect to continuation of such Director's membership on the Board, (iv) interfere in any way with any right of the Company or an Affiliate to terminate a Director's membership on the Board at any time, (v) confer upon any Consultant any right with respect to continuation of his or her consulting engagement with the Company or any Affiliate, or (vi) interfere in any way with any right of the Company or an Affiliate to terminate a Consultant's consulting engagement with the Company or an Affiliate at any time.

        Section 17.3    Other Laws; No Fractional Shares; Withholding.    The Company shall not be obligated by virtue of any provision of the Plan to recognize the exercise of any Award or to otherwise sell or issue shares of Common Stock in violation of any laws, rules or regulations, and any postponement of the exercise or settlement of any Award under this provision shall not extend the term of such Award. Neither the Company nor its directors or officers shall have any obligation or liability to a Holder with respect to any Award (or shares of Common Stock issuable thereunder) (i) that shall lapse because of such postponement, or (ii) for any failure to comply with the requirements of any applicable law, rules or regulations, including but not limited to any failure to comply with the requirements of Section 409A of this Code. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in cash (whether under this Plan or otherwise) in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations. In the case of any Award satisfied in the form of shares of Common Stock, no shares shall be issued unless and until arrangements satisfactory to the Company shall have been made to satisfy any tax withholding obligations applicable with respect to such Award. Subject to such terms and conditions as the Committee may impose, the Company shall have the right to retain, or the Committee may, subject to such terms and conditions as it may establish from time to time, permit Holders to elect to tender, Common Stock (including Common Stock issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld.

        Section 17.4    No Restriction on Corporate Action.    Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any corporate action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Employee, Director, Consultant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

        Section 17.5    Restrictions on Transfer.    No Award under the Plan or any Award Agreement and no rights or interests herein or therein, shall or may be assigned, transferred, sold, exchanged, encumbered, pledged or otherwise hypothecated or disposed of by a Holder except (i) by will or by the laws of descent and distribution, or (ii) except for an Incentive Stock Option, by gift to any Family Member of the Holder. An Award may be exercisable during the lifetime of the Holder only by such Holder or by the Holder's guardian or legal representative unless it has been transferred by gift to a Family Member of the Holder, in which case it shall be exercisable solely by such transferee. Notwithstanding any such transfer, the Holder shall continue to be subject to the withholding requirements provided for under Section 17.3 hereof. Notwithstanding the foregoing, except for Awards which are Incentive Stock Options, Awards may be transferred pursuant to the terms of any valid separation agreement or divorce decree.

        Section 17.6    Beneficiary Designations.    Each Holder may, from time to time, name a beneficiary or beneficiaries (who may be contingent or successive beneficiaries) for purposes of receiving any amount which is payable in connection with an Award under the Plan upon or subsequent to the Holder's death. Each such beneficiary designation shall serve to revoke all prior beneficiary designations, be in a form prescribed by the Company and be effective solely when filed by the Holder in writing with the Company during the Holder's lifetime. In the absence of any such written beneficiary designation, for purposes of the Plan, a Holder's beneficiary shall be the Holder's estate.

        Section 17.7    Rule 16b-3.    It is intended that the Plan and any Award made to a person subject to Section 16 of the Exchange Act shall meet all of the requirements of Rule 16b-3. If any provision of the Plan or of any such Award would disqualify the Plan or such Award under, or would otherwise not comply with the requirements of, Rule 16b-73, such provision or Award shall be construed or deemed to have been amended as necessary to conform to the requirements of Rule 16b-3.

        Section 17.8    Section 162(m).    It is intended that the Plan shall comply fully with and meet all the requirements of Section 162(m) of the Code so that Awards hereunder which are made to Holders who are "covered employees" (as defined in Section 162(m) of the Code) shall constitute "performance-based" compensation within the meaning of Section 162(m) of the Code. Any Performance Goal(s) applicable to Qualified Performance-Based Awards shall be objective, shall be established not later than ninety (90) days after the beginning of any applicable Performance Period (or at such other date as may be required or permitted for "performance-based" compensation under Section 162(m) of the Code) and shall otherwise meet the requirements of Section 162(m) of the Code, including the requirement that the outcome of the Performance Goal or Goals be substantially uncertain (as defined in the regulations under Section 162(m) of the Code) at the time established. The Performance Criteria to be utilized under the Plan to establish Performance Goals shall consist of objective tests based on one or more of the following: net sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income (before or after allocation of corporate overhead and bonus); earnings per share; net income (before or after taxes); return on equity; total shareholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares of Common Stock or any other publicly-traded securities of the Company; market share; gross profits; earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); economic value-added models or equivalent metrics; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; expense levels; working capital levels, including cash, inventory and accounts receivable; operating margins, gross margins or cash margin; year-end cash; debt reduction; stockholder equity; operating efficiencies; strategic partnerships or transactions; co-development, co-marketing, profit sharing, joint venture or other similar arrangements); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital; assets under management; financing and other capital raising transactions (including sales of the Company's equity or debt securities; sales or licenses of the Company's assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions). Performance Goals may be established on a Company-wide basis or with respect to one or more Company business units, divisions, subsidiaries or individuals; and measured either quarterly, annually or over a period of years, in absolute terms, relative to a pre-established target, to the performance of one or more similarly situated companies, or to the performance of an index covering a peer group of companies, in each case as specified by the Committee. When establishing Performance Goals for the applicable Performance Period, the Committee may exclude any or all "extraordinary items" as determined under

U.S. generally accepted accounting principles including, without limitation, the charges or costs associated with restructurings of the Company, discontinued operations, other unusual or non-recurring items, and the cumulative effects of accounting changes, and as identified in the Company's financial statements, notes to the Company's financial statements or management's discussion and analysis of financial condition and results of operations contained in the Company's most recent annual report filed with the U.S. Securities and Exchange Commission pursuant to the Exchange Act. Holders who are "covered employees" (as defined in Section 162(m) of the Code) shall be eligible to receive payment under a Qualified Performance-Based Award which is subject to achievement of a Performance Goal or Goals only if the applicable Performance Goal or Goals are achieved within the applicable Performance Period, as determined by the Committee. If any provision of the Plan would disqualify the Plan or would not otherwise permit the Plan to comply with Section 162(m) of the Code as so intended, such provision shall be construed or deemed amended to conform to the requirements or provisions of Section 162(m) of the Code. The Committee may postpone the exercising of Awards, the issuance or delivery of Common Stock under any Award or any action permitted under the Plan to prevent the Company or any subsidiary from being denied a federal income tax deduction with respect to any Award other than an Incentive Stock Option, provided that such deferral satisfies the requirements of Section 409A of the Code. For purposes of the requirements of Treasury Regulation Section 1.162-27(e)(4)(i), the maximum amount of compensation that may be paid to any Employee under the Plan for a calendar year shall be Ten Million Dollars ($10,000,000).

        Section 17.9    Section 409A.    Notwithstanding any other provision of the Plan, the Committee shall have no authority to issue an Award under the Plan with terms and/or conditions which would cause such Award to constitute non-qualified "deferred compensation" under Section 409A of the Code. Accordingly, by way of example but not limitation, no Option shall be granted under the Plan with a per share Option exercise price which is less than the Fair Market Value of a share of Common Stock on the date of grant of the Option. Notwithstanding anything herein to the contrary and except as provided in the following sentence, no Award Agreement shall provide for any deferral feature with respect to an Award which constitutes a deferral of compensation under Section 409A of the Code. The Plan and all Award Agreements are intended to comply with the requirements of Section 409A of the Code (so as to be exempt therefrom) and shall be so interpreted and construed. In the event that the Board determines that Awards should in the future be subject to deferral, it shall have the authority to make appropriate amendments to this Section 17.8 and other sections of this Plan to authorize deferrals of compensation under Section 409A of the Code.

        Section 17.10    Indemnification.    Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred thereby in connection with or resulting from any claim, action, suit, or proceeding to which such person may be made a party or may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid thereby in settlement thereof, with the Company's approval, or paid thereby in satisfaction of any judgment in any such action, suit, or proceeding against such person; provided, however, that such person shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive and shall be independent of any other rights of indemnification to which such persons may be entitled under the Company's Articles of Incorporation or By-laws, by contract, as a matter of law, or otherwise.

        Section 17.11    Other Plans.    No Award, payment or amount received hereunder shall be taken into account in computing an Employee's salary or compensation for the purposes of determining any benefits under any pension, retirement, life insurance or other benefit plan of the Company or any Affiliate, unless such other plan specifically provides for the inclusion of such Award, payment or amount received. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, in cash or property, in a manner which is not expressly authorized under the Plan.

        Section 17.12    Limits of Liability.    Any liability of the Company with respect to an Award shall be based solely upon the contractual obligations created under the Plan and the Award Agreement. None of the Company, any member of the Board nor any member of the Committee shall have any liability to any party for any action taken or not taken, in good faith, in connection with or under the Plan.

        Section 17.13    Governing Law.    Except as otherwise provided herein, the Plan shall be construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law.

        Section 17.14    Severability of Provisions.    If any provision of the Plan is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of the Plan, and the Plan shall be construed and enforced as if such invalid or unenforceable provision had not been included in the Plan.

        Section 17.15    No Funding.    The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to ensure the payment of any Award.

        Section 17.16    Headings.    Headings used throughout the Plan are for convenience only and shall not be given legal significance.

        Section 17.17    Terms of Award Agreements.    Each Award shall be evidenced by an Award Agreement, which Award Agreement, if it provides for the issuance of Common Stock, shall require the Holder to enter into and be bound by the terms of the Company's Stockholders' Agreement, if any. The terms of the Award Agreements utilized under the Plan need not be the same.

        Section 17.18    California Information Requirements.    To the extent applicable, the Company shall comply with the information requirements applicable to the Plan pursuant to Section 260.140.46 of the California Code of Regulations.

Annex F

September 5, 2009

CONFIDENTIAL

Mr. James J. Cahill
Chief Financial Officer
Prospect Acquisition Corp.
9130 Galleria Court
Naples, FL 34109

Re: Fairness Opinion—Opinion to the Board of Directors of Prospect Acquisition Corp.

Dear Mr. Cahill:

        Houlihan Smith & Company, Inc. ("Houlihan") has been advised that Prospect Acquisition Corp. ("PAC" or the "Acquirer") executed a letter of intent dated July 13, 2009 to acquire all of the capital stock of Kennedy Wilson, Inc. ("Kennedy Wilson" or the "Target") through a merger with the Acquirer or its affiliate (the "Merger"). We understand that on the effective date of the Merger, each outstanding share of the common stock of the Target ("Target Common Stock") and all of its $52.4 million of convertible preferred stock ("Target Preferred Stock") will be converted into a number of shares of the common stock, par value $.0001 per share, of PAC ("PAC Common Stock") such that, in the aggregate, holders of Target Common Stock and Target Preferred Stock prior to the Merger would own 26.0 million shares of PAC Common Stock, representing approximately 52% of the 50.4 million issued and outstanding shares of PAC Common Stock at the effective time of the Merger (assuming 20% of all publicly-traded shares of PAC Common Stock are voted against the Merger and all holders of such shares elect to convert their shares into cash). We further understand that this would result in approximately $182 million of PAC's cash, after all expenses, being contributed to the merged entity as of closing (collectively, "Merger Consideration").

        PAC has formed a wholly owned subsidiary, Merger Sub, solely for the purposes of the merger of Merger Sub with and into Kennedy Wilson pursuant to Section 251 of the General Corporation Law of the State of Delaware (the "DGCL"), in which Kennedy Wilson will be the surviving corporation.

        Houlihan was engaged to render an opinion ("Opinion") to the Board of Directors (the "Board") of the Acquirer as to whether, as of the date of such Opinion, (i) the Merger Consideration to be paid by the Acquirer for the Target in conjunction with the Merger is fair from a financial point of view to the shareholders of the Acquirer, and (ii) the fair market value of the Target is at least equal to 80% of the balance in the Acquirer's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount).

An Employee-owned Company

105 W. Madison    Suite 1500    Chicago, IL 60602

Tel: 312.499.5900    Toll Free: 800.654.4977    Fax: 312.499.5901

www.houlihansmith.com • www.fairnessopinion.com • www.solvencyopinion.com

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        Our Opinion is being rendered in such form and substance customary to transactions of a similar nature and on a basis that is consistent with our professional responsibilities to the Acquirer, and shall be subject to the undertaking of certain inquiries concerning the Merger and the business of the Acquirer. In connection therewith, Houlihan has relied upon public and non-public reports of the Acquirer and other information supplied to it by or on behalf of the Acquirer. Houlihan shall not in any respect be responsible for the accuracy or completeness of any such report or information, public or non-public, supplied to it by or on behalf of the Acquirer or for any obligation to verify the same nor for any conclusions based upon inaccurate or incomplete information.

        We have not been requested to opine as to, and this Opinion does not express an opinion as to, make any recommendations with respect to, or otherwise address, among other things, (i) the underlying business decision of the Acquirer, shareholders of the Acquirer, or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Merger or otherwise (other than to the extent expressly specified herein), (iii) the relative merits of the Merger as compared to any alternative business strategies that might exist for the Acquirer or the effect of any other transaction in which the Acquirer or any other party might engage, (iv) the solvency or creditworthiness of the Acquirer or any other participant in the Merger under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (v) the fairness of the Merger Consideration to be paid by the Acquirer for the Target in conjunction with the Merger to any investors of the Acquirer, other than the shareholders of the Acquirer, or (vi) the prospects of the impact of Acquirer entering into or consummating the Merger under any other contract, agreement or arrangement to which the Acquirer may be a party.

        In performing our analyses and for purposes of the Opinion set forth herein, Houlihan has, among other things:

  •
  Reviewed the draft Agreement and Plan of Merger by and among PAC, KW Merger Sub Corporation and Kennedy Wilson (the "Merger Agreement"), dated September 2, 2009;

  •
  Reviewed and analyzed the Target's audited historical financial statements for the fiscal years ending December 31, 2006 through December 31, 2008;

  •
  Reviewed and analyzed the Target's unaudited interim financial statements for the period ending June 30, 2009;

  •
  Reviewed the Target's historical trading prices and volume (ticker: KWIC.PK). Houlihan noted that while the Target's shares are publicly traded, the shares are unlisted, unregistered, thinly traded, and have a relatively wide bid-ask spread. Given this illiquidity, Houlihan determined the share price is not necessarily indicative of the Target's fair market value;

  •
  Reviewed and analyzed financial projections of the Target prepared by Target's management ("Management") for the years ending December 31, 2009 through December 31, 2014, dated August 10, 2009;

  •
  Reviewed projected net operating income (NOI) for income generating office buildings held within Target's direct real estate portfolio;

  •
  Held discussions with Management to discuss assumptions used in the projections and Houlihan's analyses;

  •
  Reviewed a summary of the capital structure of the Target, assuming conversion of the Target's 7% Convertible Subordinated Notes;

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  •
  Reviewed the following documents regarding the Target's 7% Convertible Subordinated Note due November 3, 2018 including:

  •
  Securities Purchase Agreement between the Target and The Guardian Life Insurance Company of America ("Guardian"), dated October 31, 2008;

  •
  Shareholders Agreement between the Target, Guardian, and the shareholders, dated November 3, 2008;

  •
  Authorization of New Class of Common Stock between the Target and Guardian, dated November 3, 2008;

  •
  Guardian note payable by Target to Guardian, dated November 3, 2008;

  •
  Reviewed the Amended Certificate of Designation Preferences and Rights of Series A Preferred Stock of the Target, dated June 2, 2008;

  •
  Reviewed and analyzed the following for the investment properties, including but not limited to:

  •
  Assignment and Assumption of Membership Interest;

  •
  Amended and Restated LLC Agreement;

  •
  Financial Performance (on a Fair Market Value Basis);

  •
  Financial statements for holding entities of individual properties;

  •
  Stacking Plan and capital expenditure;

  •
  Operating and Property Management Agreements with Kennedy Wilson;

  •
  Reviewed schedules of the Target's real estate debt, as of May 31, 2009;

  •
  Reviewed a schedule of loan guarantees of the real estate held in the Target's direct real estate portfolio;

  •
  Reviewed the Kennedy Wilson auction pipeline report as of the second quarter in 2009;

  •
  Reviewed the following corporate documents:

  •
  Kennedy Wilson Multifamily Overview presentation, dated July 2009;

  •
  Kennedy Wilson Company Overview presentations, dated July 2009 and August 2009;

  •
  Kennedy Wilson Road Show presentation, dated August 2009;

  •
  Pro forma segment analysis, dated August 17, 2009;

  •
  Property Management presentation, dated July 14, 2009;

  •
  Held discussions with Management regarding, among other items, the real estate services and fund management industries specifically, and other industries generally;

  •
  Reviewed financial and operating information with respect to certain publicly-traded companies in the real estate management and real estate services industries, which we believe to be generally comparable to the business of the Target;

  •
  Reviewed the Target's current organizational chart; and

  •
  Performed other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

        We have relied upon and assumed, without independent verification, the accuracy, completeness and reasonableness of the financial, legal, tax, and other information discussed with or reviewed by us

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and have assumed such accuracy and completeness for purposes of rendering an opinion. We have further relied upon the assurances and representations from Acquirer that they are unaware of any facts that would make the information provided to us to be incomplete or misleading for the purposes of our Opinion. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, upon Acquirer and their respective advisers, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Acquirer and the Merger.

        The Opinion shall be used (i) by the Board in evaluating the Merger Consideration to be paid by the Acquirer for the Target in conjunction with the Merger and the fair market value of the Target is at least equal to 80% of the balance in the Acquirer's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount) and (ii) in reports made by Acquirer to its shareholders and regulatory agencies. This Opinion has been furnished for the use and benefit of the Board in connection with their evaluation of the Merger Consideration to be paid by the Acquirer for the Target in conjunction with the Merger and may not be used for any other purpose without our prior written consent.

        Our Opinion is necessarily based upon our evaluation of information made available to us, as well as, the economic, monetary, market, financial, regulatory and other conditions as they exist and can be evaluated on the date hereof and we have not undertaken, and we assume no responsibility, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events or circumstances occurring after the date hereof. We disclaim any obligation to advise the Board or any person of any change in any fact or matter affecting our Opinion, which may come or be brought to our attention after the date of this Opinion. We did not provide, and will not provide, any advice with respect to any legal conclusions as to whether the Merger may be prohibited by law.

        In rendering our Opinion, we have assumed, with your consent, that the Merger will be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions, and that in the course of obtaining the necessary regulatory or third party approvals for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Acquirer or the Merger.

        Each of the analyses conducted by Houlihan was carried out to provide a particular perspective of the Merger. Houlihan did not form a conclusion as to whether any individual analysis, when considered in isolation, supported or failed to support our Opinion as to the fairness of (i) the Merger Consideration to be paid by the Acquirer for the Target in conjunction with the Merger to the shareholders of the Acquirer, and (ii) the fair market value of the Target is at least equal to 80% of the balance in the Acquirer's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount). Houlihan does not place any specific reliance or weight on any individual analysis, but instead, concludes that its analyses taken as a whole, supports its conclusion and Opinion. Accordingly, Houlihan believes that its analyses must be considered in their entirety and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the processes underlying the analyses performed by Houlihan in connection with the preparation of the Opinion.

        This Opinion is not intended to be, and does not constitute, a recommendation to the Board to proceed with the Merger. This Opinion relates solely to the question of the fairness of (i) the Merger Consideration to be paid by the Acquirer for the Target in conjunction with the Merger to the shareholders of the Acquirer, and (ii) the fair market value of the Target is at least equal to 80% of the balance in the Acquirer's trust account (excluding the amount held in the trust account representing a

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portion of the underwriters' discount). This Opinion should not be construed as creating any fiduciary duty on our part to any person.

        Except as set forth in our engagement letter with the Acquirer dated August 20, 2009, this Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan or any of its affiliates be made, without the prior written consent of Houlihan, in each case except as set forth in the fifth preceding paragraph of this letter.

        Houlihan, a Financial Industry Regulatory Authority (FINRA) member, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, underwritings, private placements, bankruptcy, capital restructuring, solvency analyses, stock buybacks, and valuations for corporate and other purposes. Houlihan has no prior investment banking relationships with either party involved in the transaction. Houlihan has received a non-contingent fee from PAC relating to its services in providing the Opinion. In an engagement letter dated August 20, 2009, PAC has agreed to indemnify Houlihan with respect to Houlihan's services relating to the Opinion.

        Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, (i) the Merger Consideration to be paid by the Acquirer for the Target in conjunction with the Merger is fair from a financial point of view to the shareholders of the Acquirer, and (ii) the fair market value of the Target is at least equal to 80% of the balance in the Acquirer's trust account (excluding the amount held in the trust account representing a portion of the underwriters' discount).

Very truly yours,

/s/ Houlihan Smith & Company

Houlihan Smith & Company, Inc.

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October 22, 2009

CONFIDENTIAL

Mr. James J. Cahill
Chief Financial Officer
Prospect Acquisition Corp.
9130 Galleria Court
Naples, FL 34109

Re: Bring-Down Letter: Opinion of the Board of Directors' Financial Advisor

Dear Mr. Cahill:

        On October 22, 2009, Houlihan (all terms used herein without definition shall have the meanings ascribed to them as set forth in the fairness opinion letter dated September 5, 2009) received correspondence from PAC detailing changes in the terms of the Merger Consideration. The changes noted were as follows:

  •
  Revised terms of the Merger Consideration resulted in certain changes primarily related to a reduction in the number of shares retained by PAC's founders and executive management group, resulting in a higher implied value of the Merger Consideration to Target.

        Houlihan noted that these changes do not affect financial projections provided by Target's management. As such, the analyses and assumptions upon which Houlihan based its Opinion have not changed. Houlihan reaffirms, as of the date hereof (and as though made on the date hereof), all statements made in our fairness opinion letter addressed to the Board and dated as of September 5, 2009.

        This letter is solely for the information of the Board and it is not to be used, circulated, quoted or otherwise referred to for any other purpose, without our prior consent, except as permitted by the engagement letter, dated August 20, 2009 between Houlihan and PAC.

Very truly yours,

/s/ Houlihan Smith & Company

Houlihan Smith & Company, Inc.

An Employee-owned Company

105 W. Madison    Suite 1500    Chicago, IL 60602

Tel: 312.499.5900    Toll Free: 800.654.4977    Fax: 312.499.5901

www.houlihansmith.com • www.fairnessopinion.com • www.solvencyopinion.com

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Annex G

Section 262 of the Delaware General Corporation Law

§ 262. Appraisal rights.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex H

Chapter 13. Dissenters' Rights. California General Corporation Law

§ 1300 Corp.

        (a)   If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

        (b)   As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

          (1)   Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

          (2)   Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

          (3)   Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

          (4)   Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.
        (c)   As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

§ 1301 Corp.

        (a)   If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

        (b)   Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause(A) or (B) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

        (c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302 Corp.

        Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares uncertificated securities, written notice of the number of which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303 Corp.

        (a)   If the corporation and the shareholder agree that the are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

        (b)   Subject to the provisions of Section 1306, payment of the market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after statutory or contractual conditions to the reorganization satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304 Corp.

        (a)   If the corporation denies that the shares are shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any corporation, within six months after the date on which notice of approval by the outstanding shares (Section 152) or notice to subdivision (i) of Section 1110 was mailed to the shareholder, not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

        (b)   Two or more dissenting shareholders may join as or be joined as defendants in any such action and two or more actions may be consolidated.

        (c)   On the trial of the action, the court shall determine issues. If the status of the shares as dissenting shares is issue, the court shall first determine that issue. If the market value of the dissenting shares is in issue, the court determine, or shall appoint one or more impartial appraisers determine, the fair market value of the shares.

§ 1305 Corp.

        (a)   If the court appoints an appraiser or appraisers, they proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

        (b)   If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is confirmed by the court, the court shall determine the fair value of the dissenting shares.

        (c)   Subject to the provisions of Section 1306, judgment shall rendered against the corporation for payment of an amount equal the fair market value of each dissenting share multiplied by number of dissenting shares which any dissenting shareholder who is party, or who has intervened, is entitled to require the to purchase, with interest thereon at the legal rate from the on which judgment was entered.

        (d)   Any such judgment shall be payable forthwith with respect uncertificated securities and, with respect to securities, only upon the endorsement and delivery to the of the certificates for the shares described in the judgment. party may appeal from the judgment.

        (e)   The costs of the action, including reasonable compensation the appraisers to be fixed by the court, shall be or apportioned as the court considers equitable, but, if the exceeds the price offered by the corporation, the corporation pay the costs (including in the discretion of the court fees, fees of expert witnesses and interest at the legal rate judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

§ 1306 Corp.

        To the extent that the provisions of Chapter 5 prevent the to any holders of dissenting shares of their fair market value, shall become creditors of the corporation for the amount together with interest at the legal rate on judgments until the of payment, but subordinate to all other creditors in any proceeding, such debt to be payable when permissible under provisions of Chapter 5.

§ 1307 Corp.

        Cash dividends declared and paid by the corporation upon dissenting shares after the date of approval of the reorganization the outstanding shares (Section 152) and prior to payment for shares by the corporation shall be credited against the total to be paid by the corporation therefor.

§ 1308 Corp.

        Except as expressly limited in this chapter, holders of shares continue to have all the rights and privileges incident their shares, until the fair market value of their shares is upon or determined. A dissenting shareholder may not withdraw demand for payment unless the corporation consents thereto.

§ 1309 Corp.

        Dissenting shares lose their status as dissenting shares and holders thereof cease to be dissenting shareholders and cease to entitled to require the corporation to purchase their shares upon happening of any of the following:

        (a)   The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

        (b)   The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

        (c)   The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

        (d)   The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of dissenting shares.

§ 1310 Corp.

        If litigation is instituted to test the sufficiency or of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

§ 1311 Corp.

        This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a or merger.

§ 1312 Corp.

        (a)   No shareholder of a corporation who has a right under chapter to demand payment of cash for the shares held by shareholder shall have any right at law or in equity to attack validity of the reorganization or short-form merger, or to have reorganization or short-form merger set aside or rescinded, except an action to test whether the number of shares required to or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms provisions specifically set forth the amount to be paid in respect them in the event of a reorganization or short-form merger entitled to payment in accordance with those terms and provisions or,if the principal terms of the reorganization are approved pursuant subdivision (b) of Section 1202, is entitled to payment in with the terms and provisions of the approved reorganization.

        (b)   If one of the parties to a reorganization or short-form is directly or indirectly controlled by, or under common with, another party to the reorganization or short-form merger,subdivision (a) shall not apply to any shareholder of such party has not demanded payment of cash for such shareholder's pursuant to this chapter; but if the shareholder institutes action to attack the validity of the reorganization or merger or to have the reorganization or short-form merger set or rescinded, the shareholder shall not thereafter have any right demand payment of cash for the shareholder's shares pursuant to chapter. The court in any action attacking the validity of reorganization or short-form merger or to have the or short-form merger set aside or rescinded shall not restrain or the consummation of the transaction except upon 10 days' prior to the corporation and upon a determination by the court that no other remedy will adequately protect the complaining or the class of shareholders of which such shareholder is a member.

        (c)   If one of the parties to a reorganization or short-form is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, any action to attack the validity of the reorganization or merger or to have the reorganization or short-form merger set or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a shall have the burden of proving that the transaction is just reasonable as to the shareholders of any party so controlled.

        § 1313 Corp.

        A conversion pursuant to Chapter 11.5 (commencing Section 1150) shall be deemed to constitute a for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

 Annex I

Berkshire Capital Securities LLC
535 Madison Avenue, 19th Floor -- New York, New York 10022
Tel: (212) 207-1000 -- Fax: (212)  207-1019
www.berkcap.com

September 4, 2009

Board of Directors
Kennedy-Wilson, Inc.
9601 Wilshire Boulevard, Suite 220
Beverly Hills, CA 90210

Ladies & Gentlemen:

        You have advised us that, pursuant to an Agreement and Plan of Merger to be dated as of September 7, 2009 (the "Agreement"), by and among Prospect Acquisition Corp., a company incorporated under the laws of Delaware ("Prospect"), KW Merger Sub Corp., a company incorporated under the laws of Delaware and a wholly-owned subsidiary of Prospect ("Merger Sub") and Kennedy-Wilson, Inc., a company incorporated under the laws of Delaware ("Kennedy Wilson" or "KW"), Merger Sub will be merged with and into Kennedy Wilson (the "Merger"), at which time the separate corporate existence of Merger Sub will cease. The Agreement specifies that Kennedy Wilson will be the surviving corporation in the Merger. You have further advised us that pursuant to the Agreement, at the closing of the Merger, each share of the issued and outstanding shares of common stock, par value $0.01 per share of Kennedy Wilson (the "KW Common Stock") and of the convertible preferred stock of Kennedy Wilson (the "KW Preferred Stock") will be exchanged for aggregate consideration of 26,000,000 shares of common stock of Prospect, par value $0.0001 per share (the "Prospect Common Stock"), subject to adjustment in certain circumstances as set forth in the Agreement, whereby each share of KW Common Stock shall be converted into the right to receive 3.8031 shares of Prospect Common Stock (the "Common Stock Exchange Ratio") and each share of KW Preferred Stock shall be converted into the right to receive 105.6412 shares of Prospect Common Stock (the "Preferred Stock Exchange Ratio"). For purposes of this opinion, the shares of Prospect Common Stock to be received by the holders of KW Common Stock pursuant to the Common Stock Exchange Ratio are referred to as the "Merger Consideration". The terms and conditions of the Merger are set forth in more detail in the Agreement, a draft copy of which you have provided to us.

        You have informed us that the Merger is expected to be consummated in the fourth quarter of 2009. The Agreement specifies that the Merger requires (i) the affirmative vote of the holders of a majority of the issued and outstanding shares of KW Common Stock and of the KW Preferred Stock, and (ii) the affirmative vote of the holders of a majority of the shares of Prospect Common Stock sold in the initial public offering of Prospect completed on November 14, 2007 (the "Prospect Public Offering") voted at the Prospect Stockholders' Meeting (as defined in the Agreement), provided, that the Merger will only proceed if holders of fewer than 30% of the shares of Prospect Common Stock sold in the Prospect Public Offering exercise their redemption rights.

        You have requested our opinion as to whether the Merger Consideration to be received in the Merger by the non-management holders of KW Common Stock is fair to such stockholders of Kennedy Wilson from a financial point of view, as of the date hereof.

        In arriving at our opinion, we have, among other things:

  (i)
  reviewed a draft Agreement, dated September 2, 2009;

  (ii)
  reviewed Kennedy Wilson's Annual Report for the years ended December 31, 2006, 2007 and 2008, and certain unaudited interim financial statements and other financial information prepared by the management of Kennedy Wilson with respect to the six months ended June 30, 2009;

  (iii)
  reviewed Prospect's Annual Report on Form 10-K for the year ended December 31, 2008, Prospect's Quarterly Report on Form 10-Q for the period ended June 30, 2009, Prospect's Form S-1/A dated October 17, 2007 and other publicly available financial and operating information;

  (iv)
  met with certain members of Kennedy Wilson's management to discuss the past and current business operations of KW, the historical financial condition and operations and future prospects of KW, and the effects of the Merger on the financial condition and future operations and prospects of KW;

  (v)
  reviewed certain pro forma financial effects of the Merger;

  (vi)
  reviewed certain historical and forward-looking business, financial and other information relating to Kennedy Wilson provided to or discussed with us by the management of KW;

  (vii)
  reviewed certain financial and stock market data and other information for Kennedy Wilson and Prospect and compared that data and information with corresponding data and information for companies with publicly traded securities that we deemed relevant; and

  (viii)
  considered such information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed, in our sole judgment, to be necessary, appropriate or relevant to render the opinion set forth herein.

        In conducting our review and arriving at our opinion, with your consent, we have not assumed any responsibility for independent verification of any of the foregoing information. We have, with your consent, assumed and relied upon the accuracy and completeness, in all material respects, of the information described in the preceding paragraph, and have relied upon the assurances of the members of management of Kennedy Wilson that they are unaware of any facts that would make the information or projections provided to us incomplete or misleading. We have not been requested to make, and have not made, an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of Kennedy Wilson or any of its affiliates, nor have we been furnished with any such evaluation or appraisal. Further, we have assumed, with your consent, that all of the information prepared by the management of Kennedy Wilson provided to us for purposes of this opinion, including the projections for Kennedy Wilson, was prepared in good faith and on a basis reflecting the best currently available estimates and judgments of the management of Kennedy Wilson as to the future financial performance of Kennedy Wilson, and the assumptions underlying such projections were viewed by management as being reasonable at the time made.

        We have not undertaken any independent legal analysis of the Merger, any related transactions, the Agreement or any legal or regulatory proceedings pending or threatened related to Kennedy Wilson. We have not been asked to, and do not, express any opinion as to the after-tax consequences of the Merger to the stockholders of Kennedy Wilson. Furthermore, we are expressing no opinion herein as to the price at which the Prospect Common Stock or the KW Common Stock will trade at any future time.

        Our opinion is necessarily based on economic, monetary and market conditions existing on the date hereof. We have also assumed that the executed Agreement will conform in all material respects to the draft Agreement, and that the Merger will be consummated on the terms described in the draft Agreement without any waiver of any material terms or conditions by the stockholders of Kennedy Wilson.

        Berkshire Capital Securities LLC, as part of its investment banking business, is engaged in the business of providing financial advisory services with regard to mergers and acquisitions. We have acted as financial adviser to Kennedy Wilson in the Merger, have received fees for such services, will receive a fee for our services in rendering this opinion and will receive a fee upon the completion of the Merger. In addition, Kennedy Wilson has agreed to reimburse us for our reasonable expenses, and to indemnify us against certain liabilities that may arise out of this assignment, including the rendering of this opinion.

        This opinion is for the use and benefit of the Board of Directors of Kennedy Wilson and is rendered to the Board of Directors of Kennedy Wilson in connection with its consideration of the Merger. Our opinion does not address the merits of the underlying decision by Kennedy Wilson to engage in the Merger or the relative merits of the Merger as compared to other business strategies that might be available to Kennedy Wilson. In that regard, we were not authorized to, and did not, solicit third party indications of interest in acquiring all or a part of Kennedy Wilson or engaging in a business combination or any other strategic transaction with Kennedy Wilson. We express no opinion or recommendation as to how the shareholders of Kennedy Wilson should vote at any stockholders' meeting to be held in connection with the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted or referred to at any time or in any manner, in whole or in part, without our written consent; provided, however, that this letter may be included in its entirety in any proxy statement or disclosure statement to be distributed to the holders of KW Preferred Stock and KW Common Stock or options to buy KW Common Stock in connection with the Merger.

        Based upon and subject to the foregoing, we are of the opinion that the Merger Consideration to be received in the Merger by the non-management holders of KW Common Stock is fair to such stockholders of Kennedy Wilson from a financial point of view, as of the date hereof.

Very truly yours,
/s/ Berkshire Capital Securities LLC
BERKSHIRE CAPITAL SECURITIES LLC